
06015127

5|1

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME WestJet Airlines Ltd

*CURRENT ADDRESS 5055 - 11 St. N.E.
Calgary, Alberta
Canada T2E 8N4

**FORMER NAME ____________________

**NEW ADDRESS ____________________

FILE NO. 82- 34992 FISCAL YEAR ____________

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: ____________

DAT : ____________



FOR IMMEDIATE RELEASE

WestJet Offers Great Savings with Launch of its Travel Pass

Airline Introduces Low-Fare Travel Pass for Flights between Ottawa, Toronto and Montréal

CALGARY, Alberta. April 6, 2006. WestJet today announced the launch of its new travel pass for return flights between Toronto and Ottawa and between Toronto and Montréal. This product is a first for the airline, which will provide guests with the flexibility of 10 one-way flights for $1,200 (including all taxes, fees and surcharges) for travel up to and including August 31, 2006.

"We invite all guests to take advantage of this great offer and choose WestJet when arranging travel plans," said Duncan Bureau, WestJet's Vice-President, Sales. "We are excited about the flexibility and convenience that this travel pass will give guests who want to fly between these important Canadian cities, whether it is for business or leisure travel.

"I am confident that these guests, especially those who travel for business, will jump at the opportunity to purchase a WestJet Travel Pass, as it offers substantial savings compared to other similar products currently offered in the airline industry."

Guests who are interested in this offer can call WestJet at 1-866-871-9998, visit westjet.com or contact their travel agent to purchase their travel pass.

The small print: Travel passes are available for a limited time only; travel must be completed by August 31, 2006. Offer is not combinable with other fares, and all passes must be purchased prior to 7 p.m. MDT on Friday, April 28, 2006. Unlimited changes can be made free of charge up to two hours prior to travel. No cancellations are allowed after purchase. No AIR MILES Reward Miles are available for purchase of the travel pass. Seats may not be available on all flights. Further details on purchase conditions are available at westjet.com.

Marking its tenth anniversary this year, WestJet is Canada's leading low-fare airline offering scheduled service throughout its 33-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

- 30 -

Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: (403) 444-2615
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet's Load Factor Sets a Record High for March

Load Factor of 81.9% up 3.6 Percentage Points from Previous High

CALGARY, Alberta. April 5, 2006. WestJet announced its traffic statistics for March 2006 today, featuring an all time high March load factor of 81.9%, up 4.1 percentage points from 77.8% in March 2005. During the first three months of 2006, the company's load factor increased 5.8 percentage points to 79.4% compared with 73.6% during the same period in 2005.

WestJet's revenue passenger miles (RPMs) for March 2006 increased 15% to 831.3 million, up from 722.7 million in March 2005. Year to date, RPMs increased 19% to 2,300.4 million from 1,934.7 million in the same period in 2005.

Available seat miles (ASMs) grew 9% to 1,014.6 million in March 2006, up from 929.1 million in March 2005. Year to date, ASMs have increased 10% to 2,897.1 million, up from 2,630.2 million in the same three-month period in 2005.

"The past several months have produced favourable load factors, with March 2006 surpassing our previous March high of 78.3% in 2000. Going forward, WestJet will strive to maintain this optimal balance between our high standards of guest care and load factor. WestJet is pleased with the healthy yield environment, particularly in the face of our additional capacity," commented Clive Beddoe, WestJet's President and CEO. "WestJet is confident that our industry-leading customer service will drive further growth into Eastern Canada and into business markets, while enhancing our already strong position in Western Canada."

Marking its tenth anniversary this year, WestJet is Canada's leading low-fare airline offering scheduled service throughout its 33-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

- 30 -

Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: (403) 444-2615
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet's Chief Financial Officer Leaving Company

CALGARY, Alberta. March 8, 2006. WestJet today announced that their Executive Vice-President of Finance and Chief Financial Officer, Alexander (Sandy) Campbell, will be leaving the company as of June 15, 2006.

Mr. Campbell joined WestJet in May of 1996, three months after the airline's first flights, as Corporate Controller before his appointment to Chief Financial Officer in September of 1997. Mr. Campbell has been instrumental in helping the airline achieve numerous milestones in its 10-year history including building their finance team while providing leadership in the development of financial objectives, meeting important financing and growth goals and moving WestJet from a privately held organization to a publicly held company listed on the Toronto Stock Exchange.

"I have certainly enjoyed my time at WestJet over the last 10 years," said Mr. Campbell. "Although it will be difficult to say goodbye to such a great team of people, I have decided that now is the best time for me to make a change."

"I am optimistic about the future of the company given the strength of its balance sheet and systems of financial control and cost management. As an owner, I look forward to watching WestJet continue to expand and grow."

WestJet's President and CEO, Clive Beddoe, commented today: "It saddens me to be losing such a valued member of our Executive team. Despite the extremely challenging nature of our industry, Sandy has successfully built our company's foundation for financial prudence and cost management and his successor will be fortunate to inherit the systems and great management team that Sandy hired and developed."

Mr. Campbell plans to officially leave WestJet on June 15, 2006 but will be available to assist Mr. Beddoe, the Executive team and the Board of Directors in their transition period as they bring on a new chief financial officer. Mr. Campbell will be available beyond that date should it be required.

Marking its tenth anniversary this year, WestJet is Canada's leading low-fare airline offering scheduled service throughout its 33-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

\- 30 -

Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: (403) 444-2615
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet's February Load Factor Increases to 80.8%

Airline Achieves Strong February Results

CALGARY, Alberta. March 7, 2006. WestJet announced its traffic statistics for February 2006 today, featuring a 22% increase in revenue passenger miles (RPMs) to 727.3 million, up from 597.8 million in February 2005. Year to date, RPMs increased 21% to 1.469 billion from 1.212 billion in the same period in 2005.

Available seat miles (ASMs) grew 10% to 899.9 million in February 2006, up from 820.5 million in February 2005. Year to date, ASMs have increased 11% to 1.882 billion, up from 1.701 billion in the same two-month period in 2005.

WestJet's load factor for February 2006 was 80.8% compared with 72.9% in February 2005, featuring a 7.9% percentage-point increase. During the first two months of 2006, the company's load factor increased 6.8 percentage points to 78.0% compared with 71.2% during the same period in 2005.

"We are extremely pleased with our operating results for February, producing a year-over-year 22% increase in RPMs and an important increase in load factor." said Clive Beddoe, WestJet's President and CEO. "These numbers point to us producing stronger first quarter results than last year as we continue to see improvements in both load factors and yield."

"Today's announcement indicates that our marketing and operating strategies are working very well."

Marking its tenth anniversary this year, WestJet is Canada's leading low-fare airline offering scheduled service throughout its 33-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

\- 30 -

Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: (403) 444-2615
Website: www.westjet.com


YEARS
ANS

FOR IMMEDIATE RELEASE

WestJet Pilots Association Votes in Favour of New Agreement

CALGARY, Alberta (February 27, 2006). WestJet today announced that its pilots have voted overwhelmingly to accept an agreement devised by the WestJet Pilots Association (WJPA) and WestJet's Flight Operations Leadership. This new agreement is for a three-year term and will allow WestJet to maintain its low cost structure while addressing a number of challenges put forth by the WJPA. Over 93% of pilots voted with 96.3% voting in favour of the new agreement.

"This was a very collaborative process from the start and went as smoothly as possible," said Tim Smith, president of WestJet's Pilot Association. "Our pilots are pleased with the outcome which is reflected in the strong vote results."

"This is a very positive development that arrives just as WestJet celebrates its 10th anniversary." said Ken McKenzie, WestJet's Vice President, Operational Development. "Both parties worked very well together to make this agreement a reality. Our pilots want to be the most efficient in the world. This is a mature and forward-looking agreement which helps the WJPA and WestJet work towards achieving this goal."

WestJet pilots are represented by the WJPA, a subgroup of the Pro-Active Communication Team (PACT) which is a non-union organization representing non-management employees throughout WestJet.

Marking its tenth anniversary this year, WestJet is Canada's leading low-fare airline offering scheduled service throughout its 33-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

\- 30 -

Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: (403) 444-2615
Website: www.westjet.com


YEARS
ANS

FOR IMMEDIATE RELEASE

WestJet Pilots Association Votes in Favour of New Agreement

CALGARY, Alberta (February 27, 2006). WestJet today announced that its pilots have voted overwhelmingly to accept an agreement devised by the WestJet Pilots Association (WJPA) and WestJet's Flight Operations Leadership. This new agreement is for a three-year term and will allow WestJet to maintain its low cost structure while addressing a number of challenges put forth by the WJPA. Over 93% of pilots voted with 96.3% voting in favour of the new agreement.

"This was a very collaborative process from the start and went as smoothly as possible," said Tim Smith, president of WestJet's Pilot Association. "Our pilots are pleased with the outcome which is reflected in the strong vote results."

"This is a very positive development that arrives just as WestJet celebrates its 10th anniversary." said Ken McKenzie, WestJet's Vice President, Operational Development. "Both parties worked very well together to make this agreement a reality. Our pilots want to be the most efficient in the world. This is a mature and forward-looking agreement which helps the WJPA and WestJet work towards achieving this goal."

WestJet pilots are represented by the WJPA, a subgroup of the Pro-Active Communication Team (PACT) which is a non-union organization representing non-management employees throughout WestJet.

Marking its tenth anniversary this year, WestJet is Canada's leading low-fare airline offering scheduled service throughout its 33-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

- 30 -

Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: (403) 444-2615
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet Announces 2005 Year-End and Fourth Quarter Results

CALGARY, Alberta. February 8, 2006. WestJet today announced its unaudited fourth quarter and December 31, 2005 year-end financial results. Total revenue for the fourth quarter increased to $367.9 million from $273.7 million in the same period in 2004. Revenue for the year was $1.40 billion compared with $1.06 billion in 2004. Operating expenses for the fourth quarter amounted to $359.8 million, up from $339.5 million in the fourth quarter of 2004. For full-year 2005, operating expenses were up to $1.33 billion from $1.07 billion in 2004.

The airline reported net earnings for the quarter of $1.0 million compared with a net loss of $46.3 million. This prior year's loss had been caused by the cumulative effect of the accelerated replacement program of its fleet of 737-200 aircraft and the weak operating environment experienced in the last quarter of 2004. For the year ended December 31, 2005, the airline reported net earnings of $24.0 million, up from a net loss of $17.2 million in 2004 due to the factors noted above.

WestJet's earnings from operations in the fourth quarter of 2005 were $8.1 million compared with loss from operations of $65.8 million in 2004, which included the write-down on its older aircraft. The airline's earnings from operations in 2005 were $60.8 million compared with loss from operations of $9.9 million in 2004, which also includes the write-down.

WestJet reported a fourth quarter 2005 diluted earnings per share of 1 cent compared to diluted loss per share of 37 cents, including the write-down, during the fourth quarter of 2004. The airline reported diluted earnings per share for the year of 19 cents, up from diluted loss per share of 14 cents for the full-year 2004, including the write-down.

WestJet's unit costs increased in the fourth quarter of 2005, compared with fourth quarter 2004 to 13.4 cents per available seat mile (ASM) from 11.7 cents per ASM due in part to a 0.6 cent per ASM increase in fuel costs. The airline's costs in 2005 were higher than in 2004, with cost per ASM rising to 12.5 cents from 11.4 cents in 2004 for similar reasons.

Extremely high fuel prices and increasing landing, terminal and airport improvement fees contributed to the increase in costs from 2004 to 2005. Fuel costs now represent the largest expense of the airline which increased 23.4% over 2004 on an available seat mile basis to 26.5% of our total costs.

WestJet flew 2.01 billion revenue passenger miles (RPMs) in the fourth quarter of 2005, compared with 1.68 billion RPMs during the same quarter in 2004, and flew 7.96 billion RPMs in 2005, up from 6.28 billion RPMs in 2004. Capacity, as measured by available seat miles, increased in the fourth quarter of 2005 to 2.69 billion ASMs, up from 2.49 billion ASMs in the fourth quarter of 2004. In 2005, capacity was up to 10.67 billion ASMs compared to 8.96 billion ASMs during the same period in 2004.

WestJet's load factor increased 7.2 percentage points in the fourth quarter of 2005 to 74.7% from 67.5% during the same period in 2004. Load factor for full-year 2005 reached 74.6% compared with 70.0% in 2004.

Yield, or revenue per revenue passenger mile, increased to 18.3 cents in the fourth quarter of 2005 compared with 16.3 cents in the fourth quarter of 2004. In 2005, yield increased to 17.5 cents compared with 16.9 cents in 2004. WestJet's average stage length grew from 788 miles in the fourth quarter of 2004 to 800 miles in the fourth quarter of 2005. Average stage length for the year 2005 increased to 797 miles from 760 miles in year 2004.

Clive Beddoe, WestJet's President and CEO, said today: "This past year has been very significant for WestJet as we accomplished a number of very major achievements over these 12 months.

"We not only grew our airline by some 19% on a capacity basis but were also able to increase our yields and load factors at the same time in both the quarter and on a year-over-year basis. The most encouraging part of our performance in this respect is the rate of increase that we achieved in our yields, which grew by only 1.2% in the first nine months of the year but by 12.3% in the fourth quarter.

"This was a huge accomplishment, particularly when one considers all the other challenges we faced at the beginning of 2005.

"We began the year facing an extremely difficult environment with fuel costs escalating to new highs every month. Furthermore we had committed to a significant growth strategy for our company, as a result of decisions we had made prior to any of these events occurring. Consequently we had to develop a series of alternative plans for 2005 depending on how the competitive landscape unfolded and had to modify those plans on a number of separate occasions as a competitor failed and the price of fuel continued its upward spiral.

"Consequently our team has been challenged in ways that they have never experienced before and have done a wonderful job in adapting to these changing circumstances.

"The most significant of these has been the challenge of evolving our fleet into what is now the most modern in North America. During the year we accelerated the retirement of our older 737-200s and disposed of 13 of these aircraft by year-end, replacing them with our new deliveries of Boeing Next-Generation 737s. Not only did we achieve this seamlessly, but we were also able to install fuel saving winglets on each of the 700 and 800 series aircraft and equip them with live satellite television systems while still growing our airline.

"Throughout 2005, we successfully maintained our controllable cost of operations on an ASM basis at 2.4 cents year-over-year by the continued use of technology, and expect to maintain this trend into 2006. We are particularly pleased with this accomplishment despite increases in salaries and benefits. Further cost reductions will also flow from finally reaching our goal of flying only one type of aircraft, which was achieved in early January 2006. The operational advantages that will flow from this will progressively be felt during the first quarter of this year as we complete our pilot transitions and disposition process of these older assets. We built our

company around these wonderful aircraft and would have kept them flying for several years more had the price of fuel not more than doubled in this last year.

"It should be noted that throughout all of this turmoil in our industry we grew our gross revenues by almost $337 million - a pace which represents a record for us even though we have had much larger growth of capacity in prior years.

"The fourth quarter of 2005 presented another round of challenges with the impacts that our industry faced from the worst hurricane season in living memory. This not only lead to major damage to the refineries and oil and gas infrastructure on the U.S. gulf coast which drove the price of jet fuel to the equivalent of $130 a barrel but also caused significant reductions in demand for the markets of Florida and the Mexican Riviera. These events impacted our bottom line by at least $11 million in the quarter and have caused us to plan for the start of this year's flying into this region to a later date in the season to mitigate our exposure to similar events in the future.

"During this last year, we also made a number of changes to our executive and senior management teams in order to help our company evolve and grow. On September 6, 2005, we were very pleased to welcome Russ Hall to our team as Executive Vice-President, Guest Services and Information Technology, and is now responsible for the development of customer and inflight service, and IT strategies. On January 5, 2006, we also appointed Matthew Handford to the position of Executive Vice-President, People, responsible for providing leadership to our People (human resources) team. Fred Ring, who previously held this role, is now our Executive Vice-President, Corporate Projects. We are already seeing the positive results from Russ, Matthew and Fred's depth of management experience being brought to our team.

"On another positive note, we were very honoured to be acknowledged for having the most admired corporate culture in "The 2005 Canadian Corporate Culture Study" by Canadian Business magazine and Waterstone Human Capital Ltd. WestJet's corporate culture was recognized for its "entrepreneurial spirit," "delivering what they promise" and its "winning attitude".

"In this last quarter, we launched scheduled transborder service from Toronto to Fort Myers and from Vancouver, B.C. to the two American destinations of Honolulu and Maui. Our launch of these new transborder markets has been extremely successful, and is particularly rewarding after many months of hard work that was involved in securing the required ETOPS (Extended Range Twin-Engine Operations) certification in order to operate to Hawaii.

"Our estimated domestic market share has now grown to 32%, an improvement of 3% over last year, with much of this being focused in the east and central parts of Canada. For example, we now offer 268 scheduled flights per week out of Toronto, ON. This represents a tenfold increase from when we first launched service in Toronto in May of 2002, when we only offered 26 scheduled flights per week.

"Our single largest challenge for 2006 remains the volatility in the price of jet fuel. However, I am fairly optimistic that one element of that cost, the cost of refining oil to jet fuel should ease as the damaged refineries in the U.S. get back into full production this year. We can now look

forward to the addition of 12 new aircraft to our fleet this year for a net growth of eight aircraft, which will bring an ASM growth for 2006 to 14% over our existing capacity.

"In 2006, we will be proudly celebrating our tenth anniversary since we first took to the skies on February 29, 1996. Despite the numerous challenges we have faced over the last decade, we have continuously maintained and improved our airline and continue to grow while operating with the lowest costs possible. Many of the cost challenges faced by the industry in 2005 will undoubtedly continue through the year ahead with high fuel prices of particular concern. Nonetheless, I am confident that with the great team of people we have at WestJet, we will enjoy many successful years to come.

"I would like to thank all of our people who have worked so diligently through yet another demanding year and our shareholders for their continued support of WestJet."

WestJet is Canada's leading low-cost airline offering scheduled service throughout its 34-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

- 30 -

Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: (403) 444-2615
Website: www.westjet.com

WestJet Airlines Ltd.
Consolidated Financial Statements
décembre 31, 2005
(Unaudited)

WestJet Airlines Ltd.
Consolidated Balance Sheets
December 31, 2005 and December 31, 2004
(Stated in Thousands of Dollars)

	December 31, 2005 (unaudited)	December 31, 2004 (unaudited)
Assets		
Current assets:		
Cash and cash equivalents	$ 259 640	$ 148 532
Accounts receivable	8 022	12 814
Income taxes recoverable	13 909	2 854
Prepaid expenses and deposits	31 746	25 493
Inventory	6 259	5 382
	319 576	195 075
Property and equipment (note 1)	1 803 497	1 601 546
Other assets	90 019	80 733
	$ 2 213 092	$ 1 877 354
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 100 052	$ 91 885
Advance ticket sales	127 450	81 991
Non-refundable guest credits	32 814	26 704
Current portion of long-term debt (note 2)	114 115	97 305
Current portion of obligations under capital lease (note 6(b))	2 466	6 564
	376 897	304 449
Long-term debt (note 2)	1 044 719	905 631
Obligations under capital lease (note 6(b))	1 690	0
Other liabilities (note 3)	16 982	10 000
Future income tax	102 651	67 382
	1 542 939	1 287 462
Shareholders' equity:		
Share capital (note 5(a))	429 613	390 469
Contributed surplus	39 093	21 977
Retained earnings	201 447	177 446
	670 153	589 892
Subsequent event (note 6)		
Commitments and contingencies (note 6)		
	$ 2 213 092	$ 1 877 354

WestJet Airlines Ltd.
Consolidated Statements of Earnings (loss) and Retained Earnings
For the periods ended December 31, 2005 and 2004
(Unaudited)
(Stated in Thousands of Dollars, Except Per Share Amounts)

	Three Months Ended December 31 2005	2004	Twelve Months Ended December 31 2005	2004
Revenues:				
Guest revenues	$ 327 425	$ 240 353	$ 1 207 075	$ 933 407
Charter and other	38 250	32 258	181 641	119 332
Interest Income	2 194	1 123	6 308	5 251
	367 869	273 734	1 395 024	1 057 990
Expenses:				
Aircraft fuel	98 921	75 941	354 065	241 473
Airport operations	56 571	49 945	219 144	173 604
Flight operations and navigational charges	47 453	41 160	183 463	148 706
Sales and marketing	37 071	21 979	124 154	85 186
Depreciation and amortization	27 639	69 576	106 624	126 338
Maintenance	17 464	21 375	75 717	78 903
General and administration	19 330	17 604	69 552	60 953
Aircraft leasing	19 221	9 701	65 647	41 239
Interest expense	14 817	13 073	55 496	44 109
Inflight	13 825	12 218	53 005	43 808
Customer service	7 459	6 940	27 322	23 570
	359 771	339 512	1 334 189	1 067 889
Earnings (loss) from operations	8 098	65 778 -	60 835	9 899 -
Non-operating income (expense):				
Loss on foreign exchange	246 -	2 587 -	2 729 -	3 224 -
Gain (loss) on disposal of property and equipment	573 -	86	98 -	63
	819 -	2 501 -	2 827 -	3 161 -
Employee profit share (note 7)	757	2 923 -	6 033	2 916
Earnings (loss) before income taxes	6 522	65 356 -	51 975	15 976 -
Income tax expense (recovery):				
Current	2 409 -	595	7 367 -	4 771 -
Future	7 894	19 682 -	35 341	5 963
	5 485	19 087 -	27 974	1 192
Net earnings (loss)	1 037	46 269 -	24 001	(17 168)
Retained earnings, beginning of period	200 410	223 715	177 446	204 731
Change in accounting policy	-	-		(10 117)
Retained earnings, end of period	$ 201 447	$ 177 446	$ 201 447	$ 177 446
Earnings (loss) per share (note 5(d)):				
Basic	$ 0,01	$ (0,37)	$ 0,19	$ (0,14)
Diluted	$ 0,01	$ (0,37)	$ 0,19	$ (0,14)

Operating highlights:

	Three Months 2005	2004	Twelve Months 2005	2004
(1) Write-down related to 200-series fleet impairment has been excluded from unit stats (CASM, cost per block hour)			$ -	$ 47 577
Available seat miles	2 687 758 534	2 488 669 459	10 672 983 797	8 963 103 389
Revenue passenger miles	2 006 917 920	1 679 756 695	7 957 738 384	6 277 332 668
Load factor	74,7%	67,5%	74,6%	70,0%
Revenue per passenger mile (cents)	18,3	16,3	17,5	16,9
Revenue per available seat mile (cents)	13,7	11,0	13,1	11,8
Cost per passenger mile (cents)	17,9	17,4	16,8	16,3
Cost per available seat mile (cents)	13,4	11,7	12,5	11,4
Fuel consumption (litres)	133 911 923	134 660 725	552 382 525	490 782 605
Fuel cost/litre (cents)	73,9	56,4	64,1	49,2
Segment guests	2 449 198	2 092 910	9 423 279	7 835 677
Average stage length	800	788	797	760
Number of full time equivalent employees at quarter end	4 285	4 024	4 285	4 024
Fleet size at quarter end	56	54	56	54

WestJet Airlines Ltd.
Consolidated Statements of Cash Flows
For the periods ended December 31, 2005 and 2004
(Unaudited)
(Stated in Thousands of Dollars)

	Three Months Ended December 31		Twelve Months Ended December 31	
	2005	2004	2005	2004
Cash provided by (used in):				
Operating activities:				
Net earnings (loss)	$ 1 037	$ (46 269)	$ 24 001	$ (17 168)
Items not involving cash:				
Depreciation and amortization	27 639	69 576	106 624	126 338
Amortization of other liabilities	(217)	-	(604)	-
Amortization of hedge settlements	348	348	1 391	1 391
(Gain) loss on disposal of property and equipment	573	(86)	98	(63)
Stock-based compensation expense	4 644	3 436	17 604	12 305
Issued from treasury stock	1 712	-	17 705	-
Future income tax expense	7 894	(19 682)	35 341	5 963
	43 630	7 323	202 160	128 766
(Increase) decrease in non-cash working capital	4 185 -	1 406 -	46 290	16 697
	39 445	5 917	248 450	145 463
Financing activities:				
Repayment of long-term debt	(28 708)	(22 989)	(100 487)	(75 819)
Increase in long-term debt	144 369	40 955	256 385	429 890
Decrease in obligations under capital lease	(529)	(1 555)	(5 846)	(6 381)
Increase in other liabilities	(1)	-	8 479	10 000
Share issuance costs	(32)	-	(215)	(10)
Increase in other assets	(409)	(2 497)	(14 350)	(25 102)
Issuance of common shares	1 712	(1)	21 094	13 949
	116 402	13 913	165 060	346 527
Increase in non-cash working capital	-	-	(837)	-
	116 402	13 913	164 223	346 527
Investing activities:				
Aircraft additions	(146 813)	(90 967)	(660 947)	(546 242)
Aircraft disposals	3 382	-	404 583	-
Other property and equipment additions	(10 127)	(8 321)	(46 095)	(41 545)
Other property and equipment disposals	390	103	894	2 945
	(153 168)	(99 185)	(301 565)	(584 842)
Increase (decrease) in cash	2 679	(79 355)	111 108	(92 852)
Cash, beginning of period	256 961	227 887	148 532	241 384
Cash, end of period	$ 259 640	$ 148 532	$ 259 640	$ 148 532

Cash is defined as cash and cash equivalents

Cash interest and taxes paid during the twelve months ended December 31, 2005 were $54,688,000 (2004 - $42,346,000) and $10,151,000 (2004 - $7,903,000)

As at December 31, 2005 cash and cash equivalents include US $6,317,000 of restricted cash (2004 - US $4,251,000) of restricted cash.

WestJet Airlines Ltd.
Notes to Consolidated Financial Statements, Page 1
For the periods ended December 31, 2005 and 2004
(Unaudited)
(Tabular Dollar Amounts are Stated in Thousands, Except Share and Per Share Data)

The interim consolidated financial statements of WestJet Airlines Ltd. ("WestJet" or "the Corporation") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2004.

The Corporation's business is seasonal in nature, with the highest activity in the summer (third quarter) and the lowest activity in the winter (first quarter) due to the high number of leisure travelers and their preference to travel during the summer months.

1. **Property and equipment:**

December 31, 2005	Cost	Accumulated Depreciation	Net book value
Aircraft - Next-Generation	$ 1 619 850	$ 102 914	$ 1 516 936
Ground property and equipment	135 217	52 664	82 553
Spare engines and parts - Next-Generation	67 960	8 029	59 931
Buildings	39 636	3 825	35 811
Leasehold improvements	6 302	3 992	2 310
Other assets under capital lease	2 289	198	2 091
Spare engines and parts - 200-series	12 547	11 128	1 419
Aircraft - 200-series	3 892	2 861	1 031
Aircraft under capital lease	19 475	19 475	-
	1 907 168	205 086	1 702 082
Deposits on aircraft	73 493	-	73 493
Assets under development	27 922	-	27 922
	$ 2 008 583	$ 205 086	$ 1 803 497

December 31, 2004	Cost	Accumulated Depreciation	Net book value
Aircraft - Next-Generation	$ 1 282 308	$ 46 180	$ 1 236 128
Ground property and equipment	109 334	34 586	74 748
Spare engines and parts - Next-Generation	52 641	4 777	47 864
Buildings	39 636	2 840	36 796
Leasehold improvements	5 655	3 104	2 551
Spare engines and parts - 200 series	24 397	16 523	7 874
Aircraft - 200-series	142 657	121 182	21 475
Aircraft under capital lease	31 304	26 781	4 523
	1 687 932	255 973	1 431 959
Deposits on aircraft	156 943	-	156 943
Assets under development	12 644	-	12 644
	$ 1 857 519	$ 255 973	$ 1 601 546

During the year, property and equipment was acquired at an aggregate cost of $2,137,000 (2004 - $NIL) by means of capital leases.

During 2005, the Corporation disposed of 13 200-series aircraft to an unrelated third party and entered into an agreement to sell the remaining spare engines, parts and flight simulator. This transaction will be completed in early 2006.

During the year the Corporation capitalized $3,250,000 (2004 - $3,675,000) of interest.

Included in Aircraft - Next-Generation are estimated leasehold return costs for Next-Generation aircraft under operating leases totaling $1,107,000 (2004 - $NIL). These amounts are amortized on the straight-line basis over the term of each lease.

(Tabular Dollar Amounts are Stated in Thousands, Except Share and Per Share Data)

2. *Long-term debt:*

	December 31 2005	December 31 2004
$1,304,197,000 in 33 individual term loans, amortized on a straight-line basis over a 12-year term, repayable in quarterly principal instalments ranging from $697,000 to $955,000, guaranteed by the Ex-Im Bank and secured by 30 700-series aircraft and 3 600-series aircraft, and maturing between 2014 and 2017. 30 of these facilities include fixed rate weighted average interest at 5.39%. The remaining three facilities, totaling $104,786,000, includes weighted average floating interest at the Canadian LIBOR rate plus 0.08% (effective interest rate of 3.28% as at December 31, 2005) until after the first scheduled repayment date in January 2006, after such time the interest rate on the loans will be fixed at a weighted average rate of 4.89% for the remaining period the loans is outstanding.	$ 1 114 506	$ 954 674
$26,000,000 in two individual term loans, repayable in monthly instalments of $109,000 and $161,000 including floating interest at the bank's prime plus 0.88% with an effective interest rate of 5.88% as at December 31, 2005, maturing in July 2008, secured by two Next-Generation flight simulators.	19 615	21 684
$12,000,000 term loan repayable in monthly instalments of $108,000 including interest at 9.03%, maturing April 2011, secured by the Calgary hangar facility.	10 767	11 075
$12,657,000 in 18 individual term loans, amortized on a straight-line basis over a five year term, repayable in quarterly principal instalments ranging from $29,000 to $47,000 including floating interest at the Canadian LIBOR rate plus 0.08%, with a weighted average effective interest rate of 3.39%, as at December 31, 2005, maturing in 2009 and 2010, guaranteed by the Ex-Im Bank and secured by certain 700-series and 600-series aircraft.	10 462	6 303
$4,550,000 term loan repayable in monthly instalments of $50,000, including floating interest at the bank's prime plus 0.50%, with an effective interest rate of 5.50% as at December 31, 2005, maturing April 2013, secured by the Calgary hangar facility.	3 484	3 899
$22,073,000 in six individual term loans, repayable in monthly instalments ranging from $25,000 to $87,000 including fixed rate weighted average interest at 8.43% having matured in October 2005.	0	5 301
	1 158 834	1 002 936
Less current portion	114 115	97 305
	$ 1 044 719	$ 905 631

Future scheduled repayments of long-term debt are as follows:

2006	$ 114 115
2007	114 300
2008	127 279
2009	111 514
2010	110 660
2011 and thereafter	580 966
	$ 1 158 834

During the year, the Corporation converted US $402 million of preliminary commitments with the Export-Import Bank of the United States ("Ex-Im Bank") into a final commitment to support the acquisition of five Boeing Next-Generation 737-700 aircraft and eight Boeing Next-Generation 737-600 aircraft, their related live satellite television systems and installation of winglets on the 600-series aircraft, to be delivered between July 2005 and July 2006. As at December 31, 2005 the unutilized and uncancelled balance of the final commitment from Ex-Im Bank was US $188.8 million. In addition, Ex-Im bank has provided a preliminary commitment of US $324 million to cover an additional 10 aircraft to be delivered between July 2006 and November 2007.

During the year, the Corporation completed financing arrangements for US $386 million supported by loan guarantees from the Ex-Im Bank on 13 aircraft as outlined above. This facility will be drawn in Canadian dollars in separate instalments with 12-year terms for each new aircraft. Each loan will be amortized on a straight-line basis over the 12-year term in quarterly principal instalments, and interest calculated on the outstanding balance. As at December 31, 2005 the Corporation has taken delivery of the first seven aircraft under this facility and has drawn a total of $256.4 million (US $213.2 million).

The Corporation is charged a commitment fee of 0.125% per annum on the unutilized and uncancelled balance of the Ex-Im Bank final commitment, payable at specified dates and upon delivery of an aircraft, and is charged a 3% exposure fee on the financed portion of the aircraft price, payable upon delivery of an aircraft.

The Corporation has entered into forward starting interest rate agreements at rates between 4.98% and 5.00% on six future aircraft deliveries, effective from the period April 2006 and July 2006.

3. **Other liabilities**

Included in other liabilities is $8,000,000 (2004 - $10,000,000) of unearned revenue related to the BMO Mosaik® AIR MILES® Mastercard® credit card for future net retail sales and for bounty on newly activated credit cards. During the year ended December 31, 2005, the Corporation recognized $2,000,000 (2004 - $NIL) of this unearned revenue. The remaining unearned revenue balance will be recognized during the next three years with $2,000,000 earned in 2006 and $3,000,000 in each of 2007 and 2008.

At December 31, 2005, included in other liabilities are deferred gains from the sale and leaseback of aircraft in 2005 totaling $7,875,000, net of amortization, which are being deferred and amortized over the lease term with the amortization included in aircraft leasing. During the year ended December 31, 2005 the Corporation recognized amortization of $604,000.

The Corporation has included in other liabilities $1,107,000 pertaining to the lease return conditions on its Next-Generation leased aircraft.

(Tabular Dollar Amounts are Stated in Thousands, Except Share and Per Share Data)

4. Financial instruments:

At December 31, 2005, the Corporation had US dollar cash and cash equivalents totaling US $35,453,000 (2004 - US $28,440,000).

The Corporation has entered into a contract to purchase US $2.5 million per month at a forward rate of 1.22 for the payment period from March 2005 to February 2006 to hedge a portion of the Corporation's committed US dollar lease payments during the same period. The estimated fair market value of the remaining portion of the contract as at December 31, 2005 is a loss of $300,000.

The Corporation has outstanding hedge contracts representing approximately 50%, 40% and 11% respectively of January, February and March anticipated fuel consumption at a rate of $0.572/litre, $0.580/litre and $0.562/litre. The total estimated fair value of the unsettled contracts as at December 31, 2005 is a loss of $1,300,000.

5. Share capital:

(a) Authorized:

Unlimited number of common voting shares

The common voting shares may be owned and controlled by Canadians only and shall confer the right to one vote per common voting share at all meetings of shareholders of the Corporation.

Each issued and outstanding common voting share shall be converted into one variable voting share automatically and without any further act of the Corporation or the holder, if such common voting share becomes owned or controlled by a person who is not a Canadian.

Unlimited number of variable voting shares

The variable voting shares may be owned and controlled only by persons who are not Canadians and are entitled to one vote per variable voting share unless (i) the number of issued and outstanding variable voting shares exceed 25% of the total number of all issued and outstanding variable voting shares and common voting shares (or any greater percentage the Governor in Council may specify pursuant to the *Canada Transportation Act*), or (ii) the total number of votes cast by or on behalf of the holders of variable voting shares at any meeting on any matter on which a vote is to be taken exceeds 25% (or any greater percentage the Governor in Council may specify pursuant to the *Canada Transportation Act*) of the total number of votes that may be cast at such meeting.

If either of the above-noted thresholds are surpassed at any time, the vote attached to each variable voting share will decrease automatically without further act of formality. Under the circumstances described above, the variable voting shares as a class cannot carry more than 25% (or any greater percentage the Governor in Council may specify pursuant to the *Canada Transportation Act*) of the total voting rights attached to the aggregate number of issued and outstanding variable voting shares and common voting shares of the Corporation. Under the circumstances described above, the variable voting shares as a class cannot, for a given shareholders' meeting, carry more than 25% (or any greater percentage the Governor in Council may specify pursuant to the *Canada Transportation Act*) of the total number of votes that may be cast at the meeting.

Each issued and outstanding variable voting share shall be automatically converted into one common voting share without any further intervention on the part of the Corporation or of the hold if (i) the variable voting share is or becomes owned and controlled by a Canadian; or if (ii) the provisions contained in the *Canada Transportation Act* relating to foreign ownership restrictions are repealed and not replaced with other similar provisions in applicable legislation.

Unlimited number of non-voting shares

Unlimited number of non-voting first, second and third preferred shares

(b) Issued and outstanding:

On August 30, 2005, the Corporation's common shares were restructured into two classes of shares: variable voting shares and common voting shares. Each issued and outstanding common share which was not owned and controlled by a Canadian within the meaning of the *Canada Transportation Act* was converted into one variable voting share and the common share was cancelled. Each issued and outstanding common share which was owned and controlled by a Canadian within the meaning of the *Canada Transportation Act* was converted into one common voting share and the common share was cancelled.

	Three Months Ended December 31, 2005			Twelve Months Ended December 31, 2005		
	Number		Amount	Number		Amount
Common and variable voting shares:						
Balance, beginning of period	129 240 797	$	426 172	125 497 407	$	390 469
Exercise of options	1 109		-	1 333 791		3 389
Stock-based compensation	-		38	-		488
Issued from treasury	333 193		3 424	2 743 901		35 410
Share issuance costs			(32)	-		215
Tax benefit of issue costs			11	-		72
Balance, end of period	129 575 099	$	429 613	129 575 099	$	429 613

As at December 31, 2005, the number of common voting shares and variable voting shares amounted to 119,378,637 and 10,196,462 respectively.

(Tabular Dollar Amounts are Stated in Thousands, Except Share and Per Share Data)

5. **Share capital (continued):**

(b) Issued and outstanding (continued):

	Three Months Ended December 31, 2004			Twelve Months Ended December 31, 2004		
	Number		Amount	Number		Amount
Common shares:						
Balance, beginning of period	125 447 836	$	390 465	123 882 490	$	376 081
Exercise of options	49 571		-	1 611 721		13 949
Stock-based compensation	-		-	-		445
Issued on rounding of stock split	-		-	3 196		-
Share issuance costs	-		-	-		(10)
Tax benefit of issue costs	-		4	-		4
Balance, end of period	125 497 407	$	390 469	125 497 407	$	390 469

The Corporation has an Employee Share Purchase Plan ("ESPP") whereby the Corporation matches every dollar contributed by each employee. Under the terms of the ESPP the Corporation has the option to acquire common shares on behalf of employees through open market purchases or to issue new shares from treasury at the current market price. For the period ended December 31, 2005 $17,705,000 (2004 - $NIL) of common shares were issued from treasury, representing the Corporation's matching contribution from treasury for employee contributions, for which no cash was exchanged. Subsequent to this period, the Corporation elected to purchase these shares through the open market and will continue to review this option in the future.

(c) *Stock option plan:*

Changes in the number of options, with their weighted average exercise prices, are summarized below:

	Three Months Ended December 31, 2005			Twelve Months Ended December 31, 2005		
	Number of Options		Weighted average exercise price	Number of Options		Weighted average exercise price
Stock options outstanding, beginning of period	11 532 737	$	13,93	10 682 082	$	12,37
Granted	4 106		9,74	4 474 184		14,46
Exercised	7 735 -		10,66	3 506 625 -		9,82
Cancelled	26 776 -		13,92	147 309 -		14,53
Repurchased	66 724 -		11,99	66 724 -		11,99
Expired	6 890 -		13,79	6 890 -		13,79
Stock options outstanding, end of period	11 428 718	$	13,94	11 428 718	$	13,94
Exercisable, end of period	3 920 623	$	12,24	3 920 623	$	12,24

	Three Months Ended December 31, 2004			Twelve Months Ended December 31, 2004		
	Number of Options		Weighted average exercise price	Number of Options		Weighted average exercise price
Stock options outstanding, beginning of period	10 918 889	$	12,32	9 809 753	$	10,78
Granted	23 198		11,35	2 927 875		15,73
Exercised	251 682 -		9,79	1 959 002 -		9,42
Cancelled	8 323 -		16,02	96 544 -		12,83
Stock options outstanding, end of period	10 682 082	$	12,37	10 682 082	$	12,37
Exercisable, end of period	4 694 357	$	10,88	4 694 357	$	10,88

Under the terms of the Corporation's Stock Option Plan, a cashless settlement alternative is available whereby option holders can either (a) elect to receive shares by delivering cash to the Corporation or (b) elect to receive a number of shares equivalent to the difference between market value of the options and the aggregate exercise price. For the year ended December 31, 2005, option holders exercised 3,151,923 (2004 - 449,635) options on a cashless settlement basis and received 979,089 (2004 - 102,354) shares.

Certain executives holding total options of 66,724, at an exercise price of $11.99, offered the Corporation an opportunity to purchase and cancel their options in consideration of payment by the Corporation in cash for a fixed price of $320,000. The agreements were accepted by the Corporation and the options were cancelled.

(Tabular Dollar Amounts are Stated in Thousands, Except Share and Per Share Data)

5. **Share capital (continued):**

(d) Per share amounts:

The following table summarizes the common shares used in calculating net earnings per common share:

	Three Months Ended December 31		Twelve Months Ended December 31	
	2005	2004	2005	2004
Weighted average number of common shares outstanding - basic	129 493 512	125 465 352	128 031 694	125 071 208
Effect of dilutive employee stock options	61 654	-	392 408	-
Weighted average number of common shares outstanding - diluted	129 555 166	125 465 352	128 424 102	125 071 208

For the year ended December 31, 2005 a total of 8,672,329 (2004 - 10,682,082) options were not included in the calculation of dilutive common shares as the result would be anti-dilutive.

(e) Stock-based compensation

On January 1, 2004 the Corporation changed its accounting policy related to stock options granted on or after January 1, 2002. Under the new policy, the Corporation determines the fair value of stock options on their grant date and records this amount as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. The Corporation has retroactively adopted the changes without restatement of prior periods on January 1, 2004 which resulted in retained earnings decreasing by $10,117,000 and an offsetting entry to contributed surplus.

As new options are granted, the fair value of these options will be expensed over the applicable vesting period, with an offsetting entry to contributed surplus. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Upon the exercise of stock options, consideration received together with amounts previously recorded in contributed surplus is recorded as an increase in share capital.

Employee stock option compensation expense is included in flight operations and general and administration expenses totaled $17,604,000, net of repurchase of $320,000 (2004 - $12,305,000).

The fair market value of options granted during the three months ended December 31, 2005 and twelve months ended December 31, 2005, and the weighted average assumptions used in their determination are as follows:

Three Months ended December 31, 2005

Weighted average fair market value per option	$	9.74
Average risk free interest rate		3.83%
Average volatility		42%
Expected life (years)		3.7

Twelve Months ended December 31, 2005

Weighted average fair market value per option	$	5.26
Average risk free interest rate		3.40%
Average volatility		43%
Expected life (years)		3.7

(Tabular Dollar Amounts are Stated in Thousands, Except Share and Per Share Data)

6. **Commitments and contingencies:**

(a) **Aircraft:**

The Corporation has committed to purchase 10 737-600s and nine 737-700s Next-Generation aircraft for delivery between 2006 and 2008.

The remaining estimated amounts to be paid in deposits and purchase prices in US dollars relating to the purchases of the remaining aircraft, live satellite television systems and winglets are $368,154,000 for 2006, $143,540,00 for 2007 and $110,809,000 for 2008.

The Corporation also has an agreement to purchase a Next-Generation flight simulator , where remaining instalments for 2006 is $3,640,000.

(b) **Leasehold commitments:**

The Corporation has entered into operating leases and agreements for aircraft, buildings, computer hardware and software licenses and satellite programming, as well as capital leases relating to aircraft and ground handling equipment. The obligations are as follows:

	Capital Leases	Operating Leases
2006	$ 2 622	$ 91 340
2007	411	96 821
2008	411	97 833
2009	411	94 350
2010	665	85 203
2011 and thereafter	-	373 670
Total lease payments	4 520	$ 839 217
Less imputed interest at 6.09%	364	
Net minimum lease payments	4 156	
Less current portion of obligations under capital lease	2 466	
Obligations under capital lease	$ 1 690	

The Corporation has US dollar capital lease obligations totaling $1,900,000 for 2006 which have been included at their Canadian dollar equivalent in the table above.

The US dollar amounts of operating leases which have been included at their Canadian dollar equivalent above are: 2006 - $67,468,000; 2007 - $75,507,000; 2008 - $77,275,000; 2009 - $77,264,000; 2010 - $70,636,000; 2011 and thereafter - $304,837,000.

Subsequent to December 31, 2005, the Corporation entered into an agreement with an independent third party to lease two 737-700 aircraft to be delivered during February and April 2007 for an eight-year term in US dollars. The Canadian dollar equivalent has been included in the table above.

(c) **Contingencies:**

A Fresh as Amended Statement of Claim was filed by Air Canada and ZIP Air Inc. in the Ontario Superior Court on March 11, 2005 (amending the original Statement of Claim filed on April 6, 2004) against the Corporation, two officers, two employees, two former officers, and one former employee (the "Defendants"). The principal allegations are that the Defendants unlawfully obtained confidential flight load and load factor information from Air Canada's employee travel website and, as a result, the Plaintiffs are seeking disgorgement of any incremental revenue, profits and other benefits acquired by the Defendants as a result of having access to the alleged confidential information. The Plaintiffs are claiming disgorgement, damages of the tort of spoliation and punitive damages in the aggregate amount of $220 million, but the Plaintiffs have provided no meaningful details or evidence to substantiate their claim for disgorgement and damages.

A Statement of Claim was also filed by Jetsgo Corporation in the Ontario Superior Court on October 15, 2004 against the Corporation, an officer, and a former officer (the "Defendants"). The principal allegations are that the Defendants conspired together to unlawfully obtain Jetsgo's proprietary information and to use this proprietary information to harm Jetsgo and benefit the Corporation. The Plaintiff is seeking damages, in an amount to be determined plus $50 million, but the Plaintiff has provided no details or evidence to substantiate its claim. On May 13, 2005 Jetsgo Corporation declared Bankruptcy. As a result, this action has been stayed and no further steps can be taken in the litigation unless a court order is obtained.

Based on the results to date of (i) an internal investigation, (ii) advice from independent industry experts, and (iii) cross-examinations of witnesses in the Air Canada proceedings and (iv) evidence filed by the Plaintiffs in support of various court applications, management believes the amounts claimed are substantially without merit. The amount of loss, if any, to the Corporation as a result of these two claims cannot be reasonably estimated. The defense and investigation of these claims are continuing.

The Corporation is party to other legal proceedings and claims that arise during the ordinary course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material effect upon the Corporation's financial position, results of operations or cash flows.

7. **Employee profit share provision:**

The provision for employee profit share is estimated based on actual year-to-date earnings results. The actual employee profit share amount is to be determined by the Board of Directors based on audited financial results at the completion of the financial year.

8. **Comparative figures:**

Certain prior period balances have been reclassified to conform to current period's presentation.



FOR IMMEDIATE RELEASE

WestJet Reveals Strong January Traffic Statistics

Survey also Shows Flyers Choose WestJet for Best Value in Airline Industry

CALGARY, Alberta. February 7, 2006. WestJet announced its traffic statistics for January 2006 today featuring a 20.8% increase in revenue passenger miles (RPMs) to 741.8 million from 614.3 million in January 2005. In January 2006, the airline's available seat miles (ASMs) grew 11.6% to 982.6 million from 880.6 million in January 2005. The company's load factor in January 2006 was 75.5% compared to 69.8% in January 2005.

"We are pleased with our January traffic results and the 5.7 percentage-point increase in load factor during this traditionally slow period for travel in North America," said Clive Beddoe, WestJet's President and CEO. "We are also very proud of the recent results of a Leger Marketing survey wherein WestJet was viewed as the Canadian airline that offers flyers the best value for dollar paid. More than twice as many respondents surveyed gave WestJet top scores as compared to our major competitor."

Founded in 1986, Léger Marketing is the largest independent research firm in Canada with 350 employees spread over its offices in the Canadian cities of Montréal, Toronto, Quebec City and Winnipeg, and New York in the United States.

WestJet is Canada's leading low-fare airline offering scheduled service throughout its 34-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

- 30 -

Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: (403) 444-2615
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet Announces Executive Vice-President Appointment

CALGARY, Alberta. January 24, 2006. WestJet announced today changes to its executive team with the appointment of Matthew Handford to the position of Executive Vice-President, People. Fred Ring, who previously held this title, is now the airline's Executive Vice-President, Corporate Projects.

Matthew Handford comes to WestJet from Crystal Decisions Inc. in Vancouver, a leading business intelligence software company. Crystal, well-known for its high-performing and committed people culture, was acquired mid-IPO in December 2003 by Business Objects. Crystal has been recognized multiple times nationally and provincially as one of Canada's top employers. Matthew also held a variety of international roles with Nortel Networks in all areas of employee and labour relations; recruiting; organizational development; and HR leadership across Canada, the U.S. and the U.K. As worldwide vice-president of human resources, Matthew has a Masters in Industrial Relations from Queens University in Kingston, ON.

Matthew, who joined WestJet in June of 2005 as a vice-president, will provide leadership to WestJet's People team (a.k.a. Human Resources) and ensure that their strategic direction contributes to the ongoing growth and future success of WestJet with their people remaining a key competitive advantage.

"We are very pleased that Matthew was willing and eager to take on this new responsibility and we welcome him to our Executive team," said Clive Beddoe, President and CEO of WestJet. "His new role in this important aspect of our organization will set the stage for continued success."

Fred Ring will now be responsible for the numerous special projects within all areas of WestJet that require a more dedicated executive responsibility. Fred joined WestJet in February 2001, having spent 32 years in the field of education. He successfully built the People and Training and Development teams at WestJet over the last four and a half years.

"The changes to the executive structure reinforce the commitment that WestJet has to its people and guests," added Beddoe. "The proven leadership and business judgment demonstrated by both Matthew and Fred as executives will help further strengthen our WestJet executive team."

WestJet is Canada's leading low-fare airline offering scheduled service throughout its 34-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

- 30 -

Contact: Gillian Bentley, WestJet Media Relations

Telephone:	(403) 444-2615
Website:	www.westjet.com



FOR IMMEDIATE RELEASE

WestJet Operates Newest Fleet in North America

Airline Bids Farewell to its Last Boeing 737-200

CALGARY, Alberta. January 9, 2006. WestJet today announced that it now operates North America's newest fleet of any large commercial airline comprised of 51 state-of-the-art Boeing Next-Generation 737 aircraft equipped with more legroom, leather seats and live seatback television on more than 85% of its fleet. As at December 31, 2005, the average age of WestJet's Next-Generation aircraft was 2.0 years.

WestJet today said goodbye to its last Boeing 737-200 in a final flight past its Calgary Hangar captained by Don Bell, WestJet's Executive Vice-President and Co-Founder. The 737-200 marked its last return revenue flight as a charter between Calgary and Las Vegas on Sunday, January 8, 2006.

"Today is a historic day for WestJet as we have now officially retired our 737-200 fleet. These aircraft were a determining factor in the success of our airline for many years, and helped to establish WestJet as Canada's premier airline for low-fare, high-value service," said Bell.

"We are proud to operate the newest fleet in North America, and will be able to better serve our guests by providing them with greater comfort aboard our new jets. This will help WestJet continue to be travellers' first choice for affordable and friendly travel."

WestJet's fleet now includes the Boeing Next-Generation 737-600, 737-700 and 737-800. The most recent addition to WestJet's fleet is the Boeing Next-Generation 737-600. The 737-600, which has a seating capacity of 119, allows the airline to add limited capacity on newer routes and between smaller centres. The 737-800, which has a seating capacity of 166, is the largest aircraft in WestJet's fleet and provides greater opportunities for adding low-cost capacity to high-demand routes. The 800 focuses service on long-haul routes. The 737-700 has 136 seats.

Both the 737-700 and 737-800 series aircraft are all equipped with blended winglets, which increase lift, improve fuel efficiency, lower emissions and reduce engine-maintenance costs.

In 2006, the airline will accept delivery of a total of two 737-700s and 10 737-600s.

WestJet's Next-Generation aircraft are 30% more fuel efficient than the 737-200 on an available seat mile basis, while offering guests greater legroom, a quieter ride and leather seats.

WestJet is Canada's leading low-fare airline offering scheduled service throughout its 34-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

- 30 -

Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: (403) 444-2615
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet Revenue Passenger Miles Increase 15.0%

CALGARY, Alberta. January 5, 2006. WestJet announced its traffic statistics for December 2005 today featuring a 15.0% increase in revenue passenger miles (RPMs) to 737.1 million from 641.0 million in December 2004. In full-year 2005, RPMs increased 26.8% to 7,957.7 million from 6,277.3 million in 2004.

In December 2005, the airline's available seat miles (ASMs) grew 9.8% to 942.2 million from 857.8 million in December 2004. In full-year 2005, WestJet's ASMs increased 19.1% to 10,673.0 million from 8,963.1 million in the same 12-month period in 2004.

The company's load factor in December 2005 was 78.2% compared to 74.7% in December 2004. During the 12 months of 2005, WestJet's load factor was 74.6% compared with 70.0% during the same period in 2004.

Sean Durfy, WestJet's Executive Vice-President, Marketing and Sales, commented: "We are pleased with our performance last month, producing a year-over-year 4.6% increase in load factor for the month of December. It is obvious from these results that WestJet's added capacity is being well absorbed in the marketplace as both our existing and new guests use our product.

"As we enter 2006, we are well positioned to continue our expansion, which will be facilitated by the addition of 12 Boeing Next-Generation aircraft to our fleet this year. Canada's fast-paced airline industry has created many opportunities for WestJet to continue with our growth plans as we enter more new markets and further enhance our network's schedule."

WestJet is Canada's leading low-fare airline offering scheduled service throughout its 35-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on its 737-700 fleet, WestJet strives to be the number one choice for travellers.

- 30 -

Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: (403) 444-2615
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet Commences Service to Honolulu

CALGARY, Alberta. December 9, 2005. WestJet, one of North America's leading low-cost airlines, celebrates the commencement of its new non-stop service between Vancouver and Honolulu, Hawaii today. WestJet now offers five non-stop return flights per week between Vancouver and Honolulu with connecting service to several destinations across Canada.

Following are the schedule details of the new non-stop Honolulu service WestJet offers:

Vancouver to Honolulu (starting December 9*)

Departure	Arrival	Days
7 p.m.	10:58 p.m.	Monday, Tuesday, Thursday, Friday and Sunday

Honolulu to Vancouver

Departure	Arrival	Days
11:58 p.m.	7:50 a.m.	Monday, Tuesday, Thursday, Friday and Sunday

**From December 9 – 16, 2005, WestJet will operate a daily flight between Vancouver and Honolulu at the times listed above.*

The airline is utilizing its brand new 166-seat Boeing Next-Generation 737-800 aircraft to serve the island of Oahu.

"WestJet is extremely pleased to offer new low-fare service to the people of Oahu," said Sean Durfy, WestJet's Executive Vice-President, Marketing and Sales. "We want travellers to take advantage of WestJet's great customer service and comfortable aircraft, and plan to bring many tourists to Oahu to experience this beautiful Hawaiian island."

"With our convenient schedule, reasonable fares and brand new Boeing Next-Generation 737-800 jets equipped with leather seats and more legroom, I am confident that guests won't hesitate to choose WestJet when travelling to Honolulu."

WestJet is Canada's leading low-cost airline offering scheduled service throughout its 35-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television on its 737-700 fleet, WestJet strives to be the number one choice for travellers.

- 30 -

Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: (403) 444-2615
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet Converts Rights and Purchase Options for Seven Boeing Next-Generation 737 Aircraft

CALGARY, Alberta. December 7, 2005. WestJet today announced its Board of Directors has approved the purchase of four additional Boeing Next-Generation 737 aircraft by converting purchase options with Boeing into a firm delivery. The 737 aircraft are scheduled to be delivered in 2007.

WestJet also announced the exercise of purchase rights for an additional three 737 Next-Generation aircraft in 2008.

"We are excited at the future growth that these options provide WestJet with in 2007 and 2008," said Clive Beddoe, WestJet's President and CEO. "It demonstrates to our shareholders that WestJet's business model is working and to the public that we are committed to bringing our low fares and award-winning customer service to more guests."

WestJet is Canada's leading low-cost airline offering scheduled service throughout its 35-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on its 737-700 fleet, WestJet strives to be the number one choice for travellers.

- 30 -

Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: (403) 444-2615
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet's November Load Factor Increases to 71.9%

Year-to-date Load Factor Increases to 74.2%

CALGARY, Alberta. December 6, 2005. WestJet announced its traffic statistics for November 2005 today, featuring a 29.3% increase in revenue passenger miles (RPMs) to 604.2 million, up from 467.2 million in November 2004. Year to date, RPMs increased 28.1% to 7,220.6 million from 5,636.3 million in the same period in 2004.

Available seat miles (ASMs) grew 5.2% to 840.3 million in November 2005, up from 798.7 million in November 2004. Year to date, ASMs have increased 20.1% to 9,730.8 million, up from 8,105.3 million in the same 11-month period in 2004.

WestJet's load factor for November 2005 was 71.9%, a 13.4% increase over the 58.5% reported in November 2004. During the first 11 months of 2005, the company's load factor was 74.2%, a 4.7% increase over the 69.5% achieved during the same period in 2004.

Clive Beddoe, WestJet's President and CEO, commented: "We are very pleased with our November traffic results, particularly on a year-over-year basis. In November 2004, our load factor was low, due in part to a computer system problem involving our revenue management system, which was resolved at that time. It is still very gratifying to see these strong results for November which are clearly due to higher demand for our domestic and transborder services."

"Although we recently implemented a fuel risk management strategy, the high cost of jet fuel continues to pose a challenge for the airline industry due to reduced refining capacity since hurricane Katrina."

WestJet is Canada's leading low-fare airline offering scheduled service throughout its 35-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on its 737-700 fleet, WestJet strives to be the number one choice for travellers.

- 30 -

Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: (403) 444-2615
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet Reacts to New Open Skies Treaty

CALGARY, Alberta. November 11, 2005. WestJet CEO Clive Beddoe commented today on the Federal Government's announcement that it has completed a new Open Skies Agreement with the United States.

"I think this is a good step forward for our industry and for consumers, though of course there is still much work to be done by both governments in order to ensure the Agreement is a success," said Beddoe. "I do, however, want to congratulate Transport Minister Lapierre for reaching this Agreement with the United States."

For the new Open Skies deal to reach its full potential for consumers and industry alike, the US and Canadian governments must ensure that a level playing field is established for all carriers, for example by providing fair and adequate access to American airports and airport facilities. During the negotiations, both countries have agreed they are willing to tackle access problems.

"Ensuring fair access is crucial to the ultimate success or failure of Open Skies. I certainly look forward to working with the Minister and the necessary government departments to do just that," said Beddoe.

Negotiated in Washington over the past week, the Agreement will take effect in September 2006 and will be subject to review three years after implementation. WestJet supports the September start date and subsequent review.

"This will provide an opportunity for all carriers to examine their route networks, and to develop and market new destinations for Canadian travelers," said Sean Durfy, Executive Vice President for Sales and Marketing at WestJet. "It will also provide the opportunity to examine new strategic alliances with other carriers."

WestJet is Canada's leading low-cost airline offering scheduled service throughout its 35-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on its 737-700 fleet, WestJet strives to be the number one choice for travelers.

\- 30 -

Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: (403) 444-2615
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet's October Load Factor Increases to 73.5%

CALGARY, Alberta. November 3, 2005. WestJet announced its traffic statistics for October 2005 today, featuring a 16.5% increase in revenue passenger miles (RPMs) to 665.6 million, up from 571.5 million in October 2004. Year to date, RPMs increased 28.0% to 6,616.4 million from 5,169.0 million in the same period in 2004.

Available seat miles (ASMs) grew 8.8% to 905.2 million in October 2005, up from 832.2 million in October 2004. Year to date, ASMs have increased 21.7% to 8,890.5 million, up from 7,306.6 million in the same 10-month period in 2004.

WestJet's load factor for October 2005 was 73.5% compared with 68.7% in October 2004. During the first 10 months of 2005, the company's load factor increased 3.7 percentage points to 74.4% compared with 70.7% during the same period in 2004.

WestJet is Canada's leading low-fare airline offering scheduled service throughout its 35-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on its 737-700 fleet, WestJet strives to be the number one choice for travellers.

\- 30 -

Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: (403) 444-2615
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet Announces Third Quarter Results: Net Earnings Increase 43.6%

CALGARY, Alberta. November 3, 2005 - WestJet today announced its 2005 third quarter results with net earnings up 43.6% to $30.3 million compared to $21.1 million achieved during the same period last year. In the first nine months of 2005, the airline achieved net earnings of $23.0 million compared to $29.1 million during the first nine months of 2004.

Operating revenue increased 30.9% this quarter to $406.1 million from $310.3 million attained in the third quarter last year. Year to date, operating revenue grew to $1.0 billion, an increase from $784.3 million during the same period in 2004.

WestJet reported diluted earnings per share of $0.23 during the third quarter of 2005, compared with $0.17 during the third quarter of 2004. Year to date, the airline reported diluted earnings per share of $0.18 compared to $0.23 during the same nine-month period in 2004. The number of common shares outstanding increased to 129,240,797 at the quarter's end compared to 125,447,836 on September 30, 2004.

WestJet's capacity, measured in available seat miles (ASMs), grew this quarter by 17.0% to 2.82 billion from last year's 2.41 billion ASMs. Year to date, ASMs increased 23.5% to 7.99 billion from 6.47 billion ASMs during the first nine months of 2004. Revenue passenger miles (RPMs) increased 20.0% to 2.22 billion RPMs this quarter, up from 1.85 billion RPMs in the same quarter last year. For the first nine months of 2005, RPMs increased 29.4% to 5.95 billion RPMs from 4.60 billion RPMs during the first three quarters of 2004.

WestJet's load factor for the quarter was 78.6% compared with 76.6% in the third quarter of 2004. The airline's year-to-date load factor was 74.5% compared with 71.0% during the first nine months of 2004.

Yield (revenue per revenue passenger mile) increased 8.9% this quarter to 18.3 cents from 16.8 cents during third quarter 2004. Year to date, yield was up 1.2% to 17.3 cents from 17.1 cents during the first nine months of 2004. WestJet's average stage length increased 4.9% from 788 miles in the third quarter of 2004 to 827 miles this quarter.

Clive Beddoe, WestJet's President and CEO, commented, "We are very pleased to report that our third quarter earnings grew 43.6% over the same period last year to $30.3 million. Pre-tax earnings grew to $48.5 million, a 36.2% increase over the $35.6 million earned in the third quarter of 2004. This is a significant achievement given the high cost of energy and the difficulty associated with predicting future prices of jet fuel.

"Although the high price of crude oil is well known, what has not generally been recognized is the disproportionately higher cost of jet fuel. This has been created by the refinery damage caused by hurricane Katrina and the resulting reduced refining capacity.

"To mitigate the volatility in the price of jet fuel, we have entered into a series of short-term hedging agreements; however, we believe this situation will ease once the affected refineries in the U.S. return to normal levels of production.

"Our initiative to replace our older, fuel-thirsty 737-200 aircraft with Next-Generation 737 aircraft remains on track. Since 2001, we have effectively been operating a fleet comprised of two distinct aircraft types -- older 737-200s and new Next-Generation 737 aircraft. By early 2006, we will have retired all of our older 737-200 models in favour of a fleet comprised entirely of more fuel-efficient Next-Generation aircraft.

"The costs associated with operating the Next-Generation 600-, 700- and 800-series 737s are relatively low as all can be operated by the same crews, and are virtually the same from a maintenance standpoint. The uniformity of our fleet going forward will offer many advantages from a cost and customer service perspective as well as benefits that will come from increased utilization and flexible scheduling.

"The implementation of our new reservation system in early 2006 will further strengthen our competitive edge and raise our levels of customer service. This system will open many opportunities for us to improve our product and we expect to see increased load factors and improved yields as a result.

"Based on our strong load factor this quarter in the face of our 17% increase in available seat miles, it is clearly apparent that the market can absorb the increased capacity we continue to add to our existing network and our new routes. However, our overall load factor was dampened by weaker performance on our transborder routes.

"Our transborder flights during the winter have generally done well as the predominant traffic flow has been southbound, but to maintain strong year-round transborder service, we still need to improve upon our distribution from within the U.S. We are nevertheless seeing constant improvement from our efforts in this area and with our first year's experience of operating transborder service now behind us, we are better equipped to adjust our schedules and capacity accordingly.

"The challenges facing airlines throughout North America and the world have received considerable media attention in recent years. Through these difficult times, however, the people of WestJet have worked diligently to improve our airline and the level of service we offer our guests. I would like to thank all WestJetters for their efforts in maintaining and improving our world-class airline, and for their work at creating these strong third quarter results. I would also like to thank our shareholders for their ongoing support as we continue to navigate through a difficult operating environment."

WestJet is Canada's leading low-fare airline offering scheduled service throughout its 35-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on its 737-700 fleet, WestJet strives to be the number one choice for travellers.

Third Quarter 2005 Management's Discussion and Analysis

Forward-looking Information

Certain information set forth in this document, including management's assessment of WestJet's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond WestJet's control, including the impact of general economic conditions, changing domestic and international industry conditions, volatility of fuel prices, terrorism, currency fluctuations, interest rates, competition from other industry participants (including new entrants, and generally as to capacity fluctuations and pricing environment), labour matters, government regulation, stock-market volatility and the ability to access sufficient capital from internal and external sources. Readers are cautioned that management's expectations, estimates, projections and assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. WestJet's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements or if any of them do so, the benefits that WestJet will derive there from.

Additional information relating to WestJet, including Annual Information Forms and financial statements, is available on SEDAR's website at www.sedar.com.

To supplement its consolidated financial statements presented in accordance with Canadian generally accepted accounting principles ("GAAP"), the Company uses various non-GAAP performance measures, including cost per available seat mile ("CASM"), revenue per available seat mile ("RASM") and revenue per revenue passenger mile ("yield"). These measures are provided to enhance the user's overall understanding of WestJet's current financial performance and are included to provide investors and management with an alternative method for assessing the Company's operating results in a manner that is focused on the performance of the Company's ongoing operations and to provide a more consistent basis for comparison between quarters. These measures are not in accordance with or an alternative for GAAP and may be different from measures used by other companies.

Quarterly unaudited financial information
(In millions except per share data)

	9/30/2005	6/30/2005	3/31/2005	12/31/2004
Total revenues	$ 406	$ 326	$ 295	$ 274
Net earnings (loss)	$ 30	$ 2	$ (10)	$ (46)
Basic earnings (loss) per share	$ 0.24	$ 0.02	$ (0.08)	$ (0.37)
Diluted earnings (loss) per share	$ 0.23	$ 0.02	$ (0.08)	$ (0.37)

	9/30/2004	6/30/2004	3/31/2004	12/31/2003
Total revenues	$ 310	$ 257	$ 217	$ 230
Net earnings	$ 21	$ 7	$ 1	$ 13
Basic earnings per share	$ 0.17	$ 0.06	$ -	$ 0.10
Diluted earnings per share	$ 0.17	$ 0.06	$ -	$ 0.10

HIGHLIGHTS

The third quarter of 2005 was another exciting time for our airline in terms of the expansion of our route network and our return to stronger profitability. In addition to adding flights to our existing network, we commenced scheduled service to Las Vegas, Nevada, extended our service to Charlottetown, Prince Edward Island, and announced service to Honolulu and Maui, Hawaii beginning in December of this year. The addition of these destinations to our network strengthens our current routes while the added frequencies and increased connectivity between existing destinations improves the attractiveness of our product to the travelling public.

The evolution of our route network into more markets and the continued expansion of our fleet has coincided with a period of relentlessly high fuel prices. The high-fuel-cost environment was a catalyst for our decision to retire our remaining 737-200 aircraft. The last of these aircraft will be removed from scheduled service in January 2006 and depart our fleet in March 2006.

With the agreement to retire our last less-efficient 737-200 signed in July, we were especially pleased to accept delivery of our first new Next-Generation 737-600 aircraft in August. Beginning in January 2006, we will operate a fleet comprised exclusively of state-of-the-art Boeing Next-Generation 737 aircraft equipped with more legroom and leather seats. Furthermore, our 600-, 700- and 800-series aircraft will all eventually be furnished with live seatback television provided by Bell ExpressVu.

This will bring to fruition our long awaited goal of operating a fleet comprised entirely of Next-Generation aircraft, from which we will realize improved efficiencies and savings as they relate to training, crewing and maintenance. Furthermore, by operating three different sizes of one aircraft type, we will ensure we are operating the best-suited aircraft for the varied and changing demands of each route.

Improving efficiencies and stimulating demand with expanded low-cost service are fundamental elements of our business philosophy; however, of all the business decisions we made this quarter, many WestJetters are most proud of our role in airlifting evacuees away from the path of hurricane Rita in September.

We were first contacted by American relief officials at approximately noon MDT on September 22. We had an aircraft crewed with pilots, flight attendants and maintenance personnel in the air and on its way to Houston four hours later. It was a great pleasure and honour for our people to participate in easing the fear and discomfort of the many Texans we helped during that important rescue and evacuation operation. We would like to thank all WestJet shareholders, as owners of our company, for their support of this operation.

OPERATIONAL GROWTH

As anticipated, in the third quarter we experienced the benefits of a more rational competitive environment, which allowed us to price our product more in line with our costs. The third quarter saw our guest revenue increase by 29.7% to $368.3 million versus $283.9 million for the same period a year ago. Our load factor increased to 78.6% this quarter from 76.6% during the third quarter of 2004, and our yield increased from 16.8 cents per revenue passenger mile to 18.3 cents over the same time period. The ability for our airline to increase capacity by 17%, while also increasing both our load factor and yield, is a clear indication of the market's acceptance of our product and the improving competitive environment in Canada.

As has been the case throughout the year, our charter revenue continued to increase on a year-over-year basis with gross revenue from charter and other income climbing $10.9 million to $36.0 million, representing an increase of 43.4%. Charter flying, as a component of our business, continues to increase in importance as it allows us to increase the utilization of our aircraft during times of weaker demand, which improves our return on these assets.

COSTS

Our cost per available seat mile ("CASM") this quarter increased by 11.7% over the same quarter last year, from 11.1 cents to 12.4 cents. As has been the case throughout the year, the largest single contributor to this increase has been fuel, which represented 52% of the increase in total CASM. This pressure is expected to continue throughout the remainder of the year as damage caused by hurricanes Rita and Katrina have strained refining capacity in the U.S., driving up the cost of jet fuel as a refined product and in relation to crude oil. In this environment of continually increasing fuel costs, the completion of our transition to a fleet comprised entirely of more fuel-efficient Next-Generation aircraft in March 2006 becomes all the more important.

Our average stage length for the quarter was 827 miles, an increase of 39 miles over the same quarter in the prior year when our stage length was 788 miles. The impact of this increase lowered our costs by approximately 2.6% on an ASM basis, as our fixed costs are spread out over longer flight lengths. Ignoring the impact of stage length, we estimate that our CASM would have increased by 14.3% rather than the 11.7% we actually achieved.

Increasing airport costs and navigational charges, both of which are largely uncontrollable by WestJet, were also significant drivers of our CASM increase this quarter. Airport costs were up due to an increase in our average cost per departure of 8.9%. This increase is the result of increased rates and fees charged by Canadian airports, as well as by a 20% increase in capacity into Toronto, one of the most expensive airports in our network. Navigational charges have increased in the quarter due to a 7.9% rate increase by NAV Canada in September 2004. Our continued transition to Next-Generation aircraft, which are heavier than our 737-200 fleet, has also increased this cost as navigational charges are based on weight.

The launch of a new advertising campaign during the quarter was the largest contributor to the increase in Sales and Marketing costs, which increased on a CASM basis by 41.9% over the same period last year. This advertising campaign targeted newspaper, radio and television audiences to increase awareness of the WestJet brand and the extraordinary customer service WestJet people provide. The campaign, called "Owners," focuses on WestJetters going above and beyond every day because they have a vested interest in creating an exceptional travel experience. At quarter's end, 86% percent of eligible employees contributed to WestJet's employee share purchase plan at an average rate of 12% of base pay.

Aircraft leasing costs, on a CASM basis, increased 60.5% compared to the third quarter of 2004 as eight aircraft delivered in the first and second quarter of 2005 were financed through operating leases. Five of these leases were for 737-800 aircraft leased over 10-year terms, with the remaining three leases for 737-700 aircraft leased over eight-year terms.

Maintenance costs continue to benefit from our fleet renewal program, which has resulted in the retirement of eight 737-200 aircraft between January and September 2005. Replacing our older 200-series aircraft with new Next-Generation aircraft has resulted in maintenance costs declining 19.5% in the quarter on a CASM basis as compared to the third quarter of 2004. These retirements have been offset by the addition of five 737-800 aircraft, five 737-700 aircraft and one 737-600 aircraft over that same time period.

BALANCE SHEET, LIQUIDITY & CAPITAL RESOURCES

The financial strength and flexibility of our balance sheet continues to be a fundamental component of our long-term success. Our cash balance at the end of this quarter stood at $257 million, up from $149 million at the beginning of the year despite having taken delivery of 11 new aircraft over that same time period. We ended the quarter with a working capital ratio of 0.86 to 1 as compared to 0.92 to 1 for the same quarter of the previous year. Our debt-to-equity ratio, which includes $495 million of off-balance sheet financing in the form of operating leases at present value, was 2.39 to 1 at the end of the quarter.

The third quarter was an important period for securing the future financial strength and flexibility of our balance sheet. During the quarter, we received Final Commitment from the Export-Import Bank of the United States (Ex-Im) to support the financing of 13 aircraft, consisting of five Boeing 737-700s and eight Boeing 737-600s, which are scheduled to be delivered between July 2005 and June 2006. With the support of the Ex-Im guarantee, we have completed financing arrangements for US $386 million for delivery of all 13 aircraft covered by the Ex-Im loan guarantees. This facility will be drawn in Canadian dollars in separate instalments with 12-year terms for each new aircraft. During the quarter, we took delivery of the first three aircraft under this facility, consisting of two Boeing 737-700s and one Boeing 737-600 and have to date drawn a total of CAD $112 million at an average fixed rate of 4.69%.

The Ex-Im guaranteed loan facility provides the ability to enter into forward-starting interest-rate agreements to fix the interest rate on the remaining 10 aircraft to be delivered under the facility. In order to take advantage of the current low-interest-rate environment, we have entered into forward-starting interest-rate agreements at rates between 4.78% and 4.99% on all 10 remaining aircraft deliveries. In addition to the ability to forward fix the interest rates on the future aircraft deliveries, we also have the ability to reduce our foreign exchange exposure on these same deliveries by locking in the exchange rate in advance of delivery. As at September 30, 2005, we have entered into foreign exchange contracts in the amount of US $28 million at a rate of 1.22, effective until November 30, 2005 for the delivery of one aircraft under this facility. The estimated fair value of the contract as at September 30, 2005 is a loss of CAD $1,690,000.

In addition to the Final Commitment described above, the corporation also received a Preliminary Commitment in the amount of US $324 million to cover an additional six aircraft to be delivered between July 2006 and January 2007, as well as an additional four aircraft currently under option.

FUEL-RISK MANAGEMENT

Fuel price volatility not only continued in the third quarter of 2005, but intensified due to the impact that hurricanes Katrina and Rita had on jet-fuel refineries in the U.S. In response to the continued unpredictability in the price of jet fuel, we implemented a fuel-hedging strategy to help mitigate the effects of volatile fuel prices. The challenge WestJet faces with respect to fuel costs relates to the length of time between a guest booking a flight and the date at which the guest actually travels. As airline travellers typically purchase seats for travel weeks or months in advance of their planned travel date, the price paid for those seats may not reflect the actual cost to fly that passenger as fuel prices may have increased over that time period.

To reduce our exposure to this uncertainty, we have locked in a portion of our exposure to fluctuations in the price of jet fuel over a term and quantity that relates to our advanced ticket sales. For the months of October, November, December and January we locked in approximately 50%, 50%, 25% and 12.5% respectively of our anticipated exposure to fluctuations in the price of jet fuel. The estimated fair market value of these contracts as at September 30, 2005 was a gain of $1,722,000.

IMPROVED SHARE STRUCTURE

On August 30, 2005, WestJet shareholders voted in favour of the creation of two new classes of shares to replace our common shares in order to address non-Canadian ownership limits. Under Canadian law, non-Canadian ownership (as defined by the Canada Transportation Act) of airline voting shares is limited to 25% of outstanding shares. The amended capital structure ensures our continued compliance with the 25% maximum on the number of voting rights attached to shares held by non-Canadians by having all shares held by non-Canadians automatically converted to variable voting shares. Variable voting shares, held by non-Canadians, carry one vote per share unless non-Canadians collectively hold in excess of 25% of all outstanding voting shares or if the total number of votes cast by or on behalf of non-Canadians at any meeting upon which a vote is to be taken exceeds 25% of the total number of votes that may be cast at such meeting. In these circumstances, the voting rights of the non-Canadians is reduced on a pro-rata basis such that the variable voting shares would never collectively carry more than 25% of the vote at any shareholder meeting. The common voting shares are owned and controlled by Canadians and always carry one vote per share. As at October 27, 2005, the Corporation had a total of 129,399,673 shares outstanding, which was made up of 118,387,496 common voting shares and 11,012,177 variable voting shares.

THE FUTURE

With more destinations, new aircraft and a disciplined approach to operating our business, we are extremely well positioned in the Canadian marketplace to continue our growth strategy. As well, the distinct competitive advantage afforded by our dedicated team of people, superb product offering and solid financial footing places WestJet in a unique and enviable place among other airlines.

We are committed to being the lowest-cost provider of safe air transportation to, from and within Canada by:

- Constantly enriching our strong corporate culture, which is dedicated and committed to providing the best customer service in the industry

- Progressively developing new markets in both Canada and beyond which can be serviced by the Boeing 737 in its various forms

- Continually increasing the frequency of our routes to provide a variety of scheduling options to the travelling public

- Continuously building our service model of providing low-fare air transportation to both leisure and business travellers

With the continued support of our shareholders, people and guests, we will leverage the advantages of our business to the best of our ability to ensure we optimize our returns, offer an unbeatable low-fare experience and continue to be a great place to work.

Cost per Available Seat Mile (Cents):

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	% Change over 2004	2005	2004	% Change over 2004
Aircraft fuel	3.41	2.72	(25.4%)	3.20	2.56	(25.0%)
Airport operations	1.92	1.88	(2.1%)	2.04	1.91	(6.8%)
Flight operations and navigational charges	1.76	1.63	(8.0%)	1.70	1.66	(2.4%)
Sales and marketing	1.22	0.86	(41.9%)	1.09	0.98	(11.2%)
Amortization	0.96	0.82	(17.1%)	0.99	0.88	(12.5%)
Maintenance	0.66	0.82	19.5%	0.73	0.89	18.0%
General and administration	0.57	0.70	18.6%	0.63	0.67	6.0%
Aircraft leasing	0.69	0.43	(60.5%)	0.58	0.49	(18.4%)
Interest expense	0.49	0.48	(2.1%)	0.51	0.48	(6.3%)
Inflight	0.48	0.48	0.0%	0.49	0.49	0.0%
Customer Service	0.26	0.27	3.7%	0.25	0.26	3.8%
	12.42	11.09	(12.0%)	12.21	11.27	(8.3%)

WestJet Airlines Ltd.
Consolidated Financial Statements
September 30, 2005
(Unaudited)

WestJet Airlines Ltd.
Consolidated Balance Sheets
September 30, 2005, December 31, 2004 and September 30, 2004
(Stated in Thousands of Dollars)

	September 30 2005 (unaudited)	December 31 2004	September 30 2004 (unaudited)
Assets			
Current assets:			
Cash and cash equivalents	$ 256,961	$ 148,532	$ 227,887
Accounts receivable	18,692	12,814	12,935

Income taxes recoverable	6,698	2,854	3,423
Prepaid expenses and deposits	33,034	25,493	24,612
Inventory	3,570	5,382	5,369
	318,955	195,075	274,226
Property and equipment (note 1)	1,675,187	1,601,546	1,573,785
Other assets	86,489	80,733	79,398
	$ 2,080,631	$ 1,877,354	$ 1,927,409
Liabilities and Shareholders' Equity			
Current liabilities:			
Accounts payable and accrued liabilities	$ 93,775	$ 91,885	$ 82,434
Advance ticket sales	140,353	81,991	95,724
Non-refundable guest credits	27,754	26,704	23,386
Current portion of long-term debt (note 2)	104,308	97,305	92,190
Current portion of obligations under capital lease (note 6)	2,769	6,564	5,211
	368,959	304,449	298,945
Long-term debt (note 2)	938,865	905,631	892,780
Obligations under capital lease (note 6)	878	-	5,894
Long-term liabilities (note 3)	16,092	10,000	10,000
Future income tax	94,768	67,382	87,068
	1,419,562	1,287,462	1,294,687
Shareholders' equity:			
Share capital (note 5)	426,172	390,469	390,465
Contributed surplus (note 5(f))	34,487	21,977	18,542
Retained earnings	200,410	177,446	223,715
	661,069	589,892	632,722

Commitments and contingencies (note 6)			
	$ 2,080,631	$ 1,877,354	$ 1,927,409

WestJet Airlines Ltd.
Consolidated Statements of Earnings and Retained Earnings
For the periods ended September 30, 2005 and 2004
(Unaudited)
(Stated in Thousands of Dollars, Except Per Share Data)

	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	2005	2004
Revenues:				
Guest revenues	$ 368,349	$ 283,949	$ 879,650	$ 693,054
Charter and other	35,963	25,059	143,391	87,074
Interest income	1,823	1,265	4,114	4,128
	406,135	310,273	1,027,155	784,256
Expenses:				
Aircraft fuel	96,117	65,601	255,144	165,532
Airport operations	54,155	45,413	162,573	123,658
Flight operations and navigational charges	49,661	39,370	136,010	107,546
Sales and marketing	34,492	20,832	87,083	63,208
Amortization	27,109	19,890	78,985	56,762
Maintenance	18,621	19,668	58,253	57,528
General and administration	16,185	16,934	50,222	43,349
Aircraft leasing	19,412	10,487	46,426	31,538
Interest expense	13,866	11,682	40,679	31,036
Inflight	13,469	11,559	39,180	31,590
Customer service	7,256	6,432	19,863	16,630
	350,343	267,868	974,418	728,377
Earnings from operations	55,792	42,405	52,737	55,879
Non-operating income (expense):				
Loss on foreign				

exchange	(2,378)	(2,668)	(2,483)	(637)
Gain (loss) on disposal of property and equipment	392	32	475	(23)
	(1,986)	(2,636)	(2,008)	(660)
Employee profit share (note 7)	5,276	4,135	5,276	5,839
Earnings before income taxes	48,530	35,634	45,453	49,380
Income tax expense (recovery):				
Current	(1,206)	1,479	(4,958)	(5,366)
Future	19,476	13,032	27,447	25,645
	18,270	14,511	22,489	20,279
Net earnings	30,260	21,123	22,964	29,101
Retained earnings, beginning of period	170,150	202,592	177,446	204,731
Change in accounting policy (note 5(e))	-	-	-	(10,117)
Retained earnings, end of period	$ 200,410	$ 223,715	$ 200,410	$ 223,715
Earnings per share (note 5(d)):				
Basic	$ 0.24	$ 0.17	$ 0.18	$ 0.23
Diluted	$ 0.23	$ 0.17	$ 0.18	$ 0.23

Operating highlights:

Available seat miles	2,821,051,988	2,411,184,997	7,985,225,263	6,474,433,930
Revenue passenger miles	2,217,846,200	1,847,831,718	5,950,820,464	4,597,575,973
Load factor	78.6%	76.6%	74.5%	71.0%
Revenue per				

passenger mile (cents)	18.3	16.8	17.3	17.1
Revenue per available seat mile (cents)	14.4	12.9	12.9	12.1
Cost per passenger mile (cents)	15.8	14.5	16.4	15.8
Cost per available seat mile (cents)	12.4	11.1	12.2	11.3
Fuel consumption (litres)	144,380,341	131,666,890	418,470,602	356,121,880
Fuel cost/litre (cents)	66.6	49.8	61.0	46.5
Segment guests	2,522,782	2,174,582	6,974,081	5,742,767
Average stage length	827	788	805	750
Number of full time equivalent employees at quarter end	4,208	3,923	4,208	3,923
Fleet size at quarter end	57	53	57	53

WestJet Airlines Ltd.
Consolidated Statements of Cash Flows
For the periods ended September 30, 2005 and 2004
(Unaudited)
(Stated in Thousands of Dollars)

	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	2005	2004
Cash flows from (used in):				
Operations:				
Net earnings	$ 30,260	$ 21,123	$ 22,964	$ 29,101
Items not involving cash:				
Amortization	27,109	19,890	78,985	56,762
Amortization of long- term liabilities	(217)	-	(387)	-
(Gain) loss on disposal of property and equipment	(392)	(32)	(475)	23

Stock-based compensation expense	4,875	3,411	12,960	8,869
Issued from treasury stock	5,780	-	15,993	-
Future income tax expense	19,476	13,032	27,447	25,645
	86,891	57,424	157,487	120,400
(Increase) Decrease in non-cash working capital	(28,062)	(30,439)	50,475	18,103
	58,829	26,985	207,962	138,503
Financing:				
Repayment of long-term debt	(23,950)	(20,395)	(71,779)	(52,830)
Increase in long-term debt	112,016	121,376	112,016	388,935
Decrease in obligations under capital lease	(2,429)	(1,590)	(5,317)	(4,826)
Increase (decrease) in long-term liabilities	(50)	-	8,480	10,000
Share issuance costs	(150)	-	(183)	(10)
Increase in other assets	(5,392)	(5,122)	(12,898)	(21,562)
Issuance of common shares	5,886	142	19,382	13,950
	85,931	94,411	49,701	333,657
Increase in non-cash working capital	(264)	-	(837)	-
	85,667	94,411	48,864	333,657
Investing:				
Aircraft additions	(123,016)	(149,689)	(514,134)	(455,275)
Aircraft disposals	4,523		401,201	-
Other property and equipment additions	(10,355)	(7,956)	(35,968)	(33,224)
Other property and equipment disposals	433	237	504	2,842
	(128,415)	(157,408)	(148,397)	(485,657)
Net change in cash	16,081	(36,012)	108,429	(13,497)

Cash, beginning of period	240,880	263,899	148,532	241,384
Cash, end of period	$ 256,961	$ 227,887	$ 256,961	$ 227,887

Cash is defined as cash and cash equivelants

Cash interest and taxes paid during the nine months ended September 30, 2005 were $40,416,000 (September 30,2004 - $21,321,000) and $5,005,000 (September 30, 2004 -$7,878,000) respectively.

As at September 30, 2005 cash and cash equivalents include US $2,665,654 (September 30,2004 - $8,237,991) of restricted cash and CAD $1,500,000 of restricted cash (September 30,2004 -CAD $nil).

WestJet Airlines Ltd.
Notes to Consolidated Financial Statements,
For the periods ended September 30, 2005 and 2004 (Unaudited)
(Tabular Dollar Amounts are Stated in Thousands, Except Per Share Data)

The interim consolidated financial statements of WestJet Airlines Ltd. ("WestJet" or "the Corporation") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2004.

The Corporation's business is seasonal in nature, with the highest activity in the summer (third quarter) and the lowest activity in the winter (first quarter) due to the high number of leisure travelers and their preference to travel during the summer months.

1. Property and equipment:

September 30, 2005	Cost	Accumulated Depreciation	Net book value
Aircraft - 700 series	$ 1,405,035	$ 84,941	$ 1,320,094
Ground property and equipment	133,372	48,144	85,228
Spare engines and parts			

- Next Generation	65,797	7,226	58,571
Aircraft - 200 series	62,776	58,664	4,112
Aircraft - 600 series	43,760	120	43,640
Buildings	39,636	3,579	36,057
Aircraft under capital lease	31,755	30,848	907
Spare engines and parts - 200 series	15,375	12,577	2,798
Leasehold improvements	6,451	3,825	2,626
	1,803,957	249,924	1,554,033
Deposits on aircraft	96,829	-	96,829
Assets under construction	24,325	-	24,325
	$ 1,925,111	$ 249,924	$ 1,675,187

December 31, 2004	Cost	Accumulated Depreciation	Net book value
Aircraft - 700 series	$ 1,282,308	$ 46,180	$ 1,236,128
Ground property and equipment	109,334	34,586	74,748
Spare engines and parts - Next Generation	52,641	4,777	47,864
Aircraft - 200 series	142,657	121,182	21,475
Buildings	39,636	2,840	36,796
Aircraft under capital lease	31,304	26,781	4,523
Spare engines and parts - 200 series	24,397	16,523	7,874
Leasehold improvements	5,655	3,104	2,551
	1,687,932	255,973	1,431,959
Deposits on aircraft	156,943	-	156,943
Assets under construction	12,644	-	12,644
	$ 1,857,519	$ 255,973	$ 1,601,546

September 30, 2004	Cost	Accumulated Depreciation	Net book value
Aircraft - 700 series	$ 1,210,274	$ 37,263	$ 1,173,011
Ground property and equipment	105,766	32,419	73,347
Spare engines and parts - Next Generation series	52,556	4,167	48,389
Aircraft - 200 series	144,424	76,627	67,797
Buildings	39,401	2,593	36,808

Aircraft under capital lease	29,442	18,046	11,396
Spare engines and parts - 200 series	25,370	13,833	11,537
Leasehold improvements	5,422	2,949	2,473
	1,612,655	187,897	1,424,758
Deposits on aircraft	140,882	-	140,882
Assets under construction	8,145	-	8,145
	$ 1,761,682	$ 187,897	$ 1,573,785

During the nine months ended September 30, 2005 property and equipment was acquired at an aggregate cost of $1,117,000 (2004- $nil) by means of capital leases.

2. Long-term debt:

	September 30 2005	December 31 2004	September 30 2004
$1,162,929,000 in 29 individual term loans, amortized on a straight-line basis over a 12-year term, repayable in quarterly principal instalments ranging from $732,000 to $955,000, guaranteed by the Ex-Im Bank and secured by 28 700-series aircraft and 1 600-series aircraft, and maturing between 2014 and 2017. 28 of these facilities include fixed rate weighted average interest at 5.43%. The remaining facility, totalling $37,068,000, includes weighted average floating interest at the Canadian LIBOR rate plus 0.08% (effective interest rate of 2.88% as at September 30, 2005) until after the first scheduled repayment date in November 2005, after such time the interest rate will be fixed at a rate of 4.73% for the remaining period the loan is outstanding.	$ 998,226	$ 954,674	$ 935,410
$26,000,000 in two individual term loans, repayable in monthly instalments of $106,000 and $156,000 including floating interest at the			

bank's prime plus 0.88% with an effective interest rate of 5.38% as at September 30, 2005, maturing in July 2008 and July 2013, secured by two Next-Generation flight simulators and cross-collateralized by one 200-series aircraft, and cash of $1,500,000.	20,125	21,684	22,188
$12,000,000 term loan repayable in monthly instalments of $108,000 including interest at 9.03%, maturing April 2011, secured by the Calgary hangar facility.	10,830	11,075	11,147
$22,073,000 in six individual term loans, repayable in monthly instalments ranging from $25,000 to $87,000 including fixed rate weighted average interest at 8.43% all maturing in October 2005, secured by three 200-series aircraft	2,527	5,301	6,188
$4,550,000 term loan repayable in monthly instalments of $50,000, including floating interest at the bank's prime plus 0.50%, with an effective interest rate of 5.00% as at September 30, 2005, maturing April 2013, secured by the Calgary hangar facility.	3,585	3,899	4,000
$9,556,000 in 14 individual term loans, amortized on a straight-line basis over a five year term, repayable in quarterly principal instalments ranging from $29,000 to $47,000 including floating interest at the Canadian LIBOR rate plus 0.08%, with a weighted average effective interest rate of 2.89%, as at September 30, 2005 maturing in 2009 and 2010, guaranteed by the Ex-Im Bank and secured by certain 700-series and 600-series aircraft.	7,880	6,303	6,037
	1,043,173	1,002,936	984,970
Less current portion	104,308	97,305	92,190
	$ 938,865	$ 905,631	$ 892,780

Future scheduled repayments of long-term debt are as follows:

2005	$ 27,952
2006	101,823
2007	101,993
2008	107,287
2009	100,691
2010 and thereafter	603,427
	$ 1,043,173

During the quarter, the Corporation converted US $402 million of preliminary commitments with the Export-Import Bank of the United States ("Ex-Im Bank") into a final commitment to support the acquisition of 5 Boeing Next Generation 737-700 aircraft and 8 Boeing Next Generation 737-600 aircraft and their related Live TV systems to be delivered in 2005 and 2006. In addition, Ex-Im bank has provided a preliminary commitment of US $324 million to cover an additional 6 aircraft to be delivered between July 2006 and January 2007 and for the purchase of 4 additional aircraft currently under option.

The Corporation will be charged a commitment fee of 0.125% per annum on the unutilized and uncancelled balance of the Ex-Im bank facility, payable at specified dates and upon delivery of an aircraft, and is charged a 3% exposure fee on the financed portion of the aircraft price, payable upon delivery of an aircraft.

During the quarter, the Corporation completed financing arrangements for US $386 million (the "Facility") supported by loan guarantees from the Ex-Im Bank on 13 aircraft to be delivered in 2005 and 2006. This facility will be drawn in Canadian dollars in separate installments with 12-year terms for each new aircraft. Each loan will be amortized on a straight-line basis over the 12-year term in quarterly principal installments, with interest calculated on the outstanding balance. As at September 30, 2005 the Corporation has taken delivery of the first three aircraft under this facility and has drawn a total of $112.0 million (US $91.6 million). Three special-purpose entities are used as the financial intermediaries to facilitate the financing of the Ex-Im Bank supported aircraft. The accounts of these financial intermediaries are consolidated in the financial statements.

The Corporation has the ability to enter into forward starting interest rate agreements to fix the interest rate on the next 10 aircraft to be delivered in 2005 and 2006. The Corporation has entered into forward starting interest rate agreements at rates between 4.78% and 4.99% on all 10 aircraft future aircraft deliveries, effective for the period November 2005 to July 2006.

3. Long-term liabilities

The Corporation has $8,000,000 (December 31, 2004 - $10,000,000, September 30, 2004 - $10,000,000) of unearned revenue related to the BMO

Mosaik(R) AIR MILES(R) Mastercard(R) credit card for future net retail sales and for newly activated credit cards. Commencing in May 2005, the second year of the agreement, the Corporation began to recognize this revenue, with $2,000,000 to be recognized in each of contract years two and three, and $3,000,000 in years four and five. During the three and nine month periods ended September 30, 2005 the Corporation has recognized $264,000 and $2,000,000 respectively.

Included in long-term liabilities at September 30, 2005 are net deferred gains totalling $8,092,022, net of amortization. These net gains on the sale and leaseback of aircraft will be deferred and amortized over the lease term with the amortization included in aircraft leasing. During the three and nine months ended September 30, 2005 the Corporation recognized amortization of $217,430 (2004 - $nil) and $386,946 (2004 - $nil), respectively.

4. Financial instruments:

At September 30, 2005, the Corporation had U.S. dollar cash and cash equivalents totaling US $34,022,330 (December 31, 2004 - US $28,440,000, September 30, 2004-US $38,065,000).

The Corporation has entered into a contract to fix the foreign exchange rate on a future debt facility in the amount of US $28 million at a rate of 1.22, for the purchase of an aircraft scheduled for delivery in October 2005. The estimated fair market value of the contract as at September 30, 2005 is a loss of CAD $1,690,000.

The Corporation has entered into a contract to purchase US $2.5 million per month at a forward rate of 1.22 for the payment period from March 2005 to February 2006 to hedge a portion of the Corporation's committed US dollar lease payments during the same period. The estimated fair market value of the contract as at September 30, 2005 is a loss of CAD $781,000. (September 30, 2004- $nil.)

The Corporation has entered into contracts to fix the price on a portion of the Corporations fuel purchases for the periods October, November and December of 2005 and January of 2006. As at September 30, 2005 the Corporation has locked in approximately 50% of October and November anticipated fuel purchases, 25% of December and 12.5% of January at rates of $0.696, $0.661, $0.663 and $0.630 CAD/litre respectively. The total estimated fair market value of the contracts as at September 30, 2005, is a gain of CAD $1,722,154.

5. Share capital:

(a) Authorized:

Unlimited number of Variable Voting Shares
Unlimited number of Common Voting Shares
Unlimited number of Non-voting shares
Unlimited number of Non-voting first, second and third preferred shares

Variable Voting Shares

An unlimited number of Variable Voting Shares which may be owned and controlled only by persons who are not Canadians and are entitled to one vote per Variable Voting Share unless (i) the number of issued and outstanding Variable Voting Shares exceed 25% of the total number of all issued and outstanding Variable Voting Shares and Common Voting Shares (or any greater percentage the Governor in Council may specify pursuant to the Canada Transportation Act), or (ii) the total number of votes cast by or on behalf of the holders of Variable Voting Shares at any meeting on any matter on which a vote is to be taken exceeds 25% (or any greater percentage the Governor in Council may specify pursuant to the Canada Transportation Act) of the total number of votes that may be cast at such meeting.

If either of the above-noted thresholds are surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically without further act of formality. Under the circumstances described in paragraph (i) above, the Variable Voting Shares as a class cannot carry more than 25% (or any greater percentage the Governor in Council may specify pursuant to the Canada Transportation Act) of the total voting rights attached to the aggregate number of issued and outstanding Variable Voting Shares and Common Voting Shares of WestJet. Under the circumstances described in paragraph (ii) above, the Variable Voting Shares as a class cannot, for a given shareholders' meeting, carry more than 25% (or any greater percentage the Governor in Council may specify pursuant to the Canada Transportation Act) of the total number of votes that may be cast at the meeting.

Each issued and outstanding Variable Voting Share shall be automatically converted into one Common Voting Share without any further intervention on the part of the Corporation or of the holder if (i) the Variable Voting Share is or becomes owned and controlled by a Canadian; or if (ii) the provisions contained in the Canada Transportation Act relating to foreign ownership restrictions are repealed and not replaced with other similar provisions in applicable legislation.

Common Voting Shares

An unlimited number of Common Voting Shares which may be owned and controlled by Canadians only and shall confer the right to one vote per Common Voting Share at all meetings of shareholders of the Corporation.

Each issued and outstanding Common Voting Share shall be converted into one Variable Voting Share automatically and without any further act of WestJet or the holder, if such Common Voting Share becomes owned or controlled by a person who is not a Canadian.

(b) Issued and Outstanding:

On August 30, 2005, the Corporation's Common Shares were restructured into two classes of shares: Variable Voting Shares and Common Voting Shares. Each issued and outstanding Common Share which was not owned and controlled by a Canadian within the meaning of the Canada Transportation

Act was converted into one Variable Voting Share and the Common Share was cancelled. Each issued and outstanding Common Share which was owned and controlled by a Canadian within the meaning of the Canada Transportation Act was converted into one Common Voting Share and the Common Share was cancelled. The changes affecting the common voting shares and the variable voting shares were as follows:

	Three Months Ended September 30,2005		Nine Months Ended September 30,2005	
	Number	Amount	Number	Amount
Common and variable voting shares:				
Balance, beginning of period	128,255,922	$ 414,542	125,497,407	$ 390,469
Exercise of options	16,552	105	1,332,682	3,389
Stock-based compensation expense	-	64	-	450
Issued from treasury	968,323	11,561	2,410,708	31,986
Issued on rounding of stock split	-	-	-	-
Share issuance costs	-	(150)	-	(183)
Tax benefit of issue costs	-	50	-	61
Balance, end of period	129,240,797	$ 426,172	129,240,797	$ 426,172

	Year Ended December 31,2004	
	Number	Amount
Common and variable voting shares:		
Balance, beginning of period	123,882,490	$ 376,081
Exercise of options	1,611,721	13,949
Stock-based compensation expense	-	445
Issued from treasury	-	-
Issued on rounding of stock split	3,196	-
Share issuance costs	-	(10)
Tax benefit of issue costs	-	4

Balance, end of period	125,497,407	$ 390,469

As at September 30, 2005, the number of common voting shares and variable voting shares amounted to 117,157,756 and 12,083,041 respectively.

	Three Months Ended September 30, 2004		Nine Months Ended September 30, 2004	
	Number	Amount	Number	Amount
Common shares:				
Balance, beginning of period	125,409,291	$ 390,206	123,882,489	$ 376,081
Exercise of options	38,545	142	1,562,151	13,949
Stock-based compensation expense	-	117	-	445
Issued on rounding of stock split	-	-	3,196	-
Share issuance costs	-	-	-	(10)
Balance, end of period	125,447,836	$ 390,465	125,447,836	$ 390,465

The Corporation has an Employee Share Purchase Plan ("ESPP") whereby the Corporation matches every dollar contributed by each employee. Under the terms of the ESPP the Corporation has the option to acquire common shares on behalf of employees through open market purchases or to issue new shares from treasury at the current market price. During the period ended September 30, 2005, shares under the ESPP were issued from treasury at the current market price. For the three and nine months ended September 30, 2005 $5,780,606 and $15,993,063 of common shares were issued from treasury, respectively (three months ended September 30, 2004 - $nil, nine months ended September 30, 2004- $nil) representing the Corporation's matching contribution from treasury for employee contributions, for which no cash was exchanged. Current market price for common shares issued from treasury is determined based on the weighted average trading price of the common shares on the Toronto Stock Exchange for the five trading days preceding the issuance.

(c) Stock option plan:

Changes in the number of options, with their weighted average exercise

prices, are summarized below:

	Three Months Ended September 30, 2005		Nine Months Ended September 30, 2005		Year Ended December 31, 2004	
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
Stock options outstanding, beginning of period	11,588,470	$ 13.92	10,682,082	$ 12.37	9,809,753	$ 10.78
Issued	38,344	$ 11.97	4,470,078	$ 14.46	2,927,875	$ 15.73
Exercised	(30,986)	$ 9.44	(3,498,890)	$ 9.82	(1,959,002)	$ 9.42
Cancelled	(63,091)	$ 14.52	(120,533)	$ 14.67	(96,544)	$ 12.83
Stock options outstanding, end of period	11,532,737	$ 13.93	11,532,737	$ 13.93	10,682,082	$ 12.37
Exercisable, end of period	3,933,056	$ 12.23	3,933,056	$ 12.23	4,694,357	$ 10.88

	Three Months Ended September 30, 2004		Nine Months Ended September 30, 2004	
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
Stock options outstanding, beginning of period	11,053,974	$ 12.29	9,809,753	$ 10.78
Issued	13,637	$ 12.96	2,904,677	$ 15.77
Exercised	(114,378)	$ 10.12	(1,707,320)	$ 9.36
Cancelled	(34,344)	$ 13.78	(88,221)	$ 12.53

Stock options outstanding, end of period	10,918,889	$ 12.32	10,918,889	$ 12.32
Exercisable, end of period	4,946,039	$ 10.84	4,946,039	$ 10.84

Under the terms of the Corporation's stock option plans, a cashless settlement alternative is available whereby option holders can either (a) elect to receive shares by delivering cash to the Corporation in the amount of the options or (b) elect to receive a number of shares equivalent to the market value of the options over the exercise price. For the three and nine months ended September 30, 2005, option holders exercised 16,763 and 3,144,188 options, respectively (three months ended September 30, 2004 - 99,987, nine months ended September 30, 2004 - 197,953) on a cashless settlement basis and received 2,329 and 977,980 shares respectively (three months ended September 30, 2004 - 24,154 shares, nine months ended September 30, 2004 - 52,784 shares).

(d) Per share amounts:

The following table summarizes the shares used in calculating net earnings per share:

	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	2005	2004
Weighted average number of shares outstanding - basic	128,621,232	125,423,627	127,539,066	124,938,868
Effect of dilutive employee stock options	192,029	1,207,202	474,121	2,147,020
Weighted average number of shares outstanding - diluted	128,813,261	126,630,829	128,013,187	127,085,888

For the three and nine month periods ended September 30, 2005, 8,827,355 and 8,681,409 options, respectively, were not included in the calculation of dilutive potential shares as the result would be anti-dilutive.

(e) Stock-based compensation:

On January 1, 2004 the Corporation changed its accounting policy related to stock options granted on or after January 1, 2002. Under the new policy, the Corporation determines the fair value of stock options on their grant date and records this amount as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. The Corporation has retroactively adopted the changes without restatement of prior periods on January 1, 2004 which resulted in retained earnings decreasing by $10,117,000 and an offsetting entry to contributed surplus.

As new options are granted, the fair value of these options will be expensed over the vesting period, with an offsetting entry to contributed surplus. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Upon the exercise of stock options, consideration received together with amounts previously recorded in contributed surplus is recorded as an increase in share capital.

Employee compensation expense included in flight operations and general and administration expenses totalled $4,875,000 and $12,960,000 for the three and nine months ended September 30, 2005 (three months ended September 30, 2004- $3,412,000, nine months ended September 30, 2004 - $8,870,000) respectively related to the vesting of the outstanding stock options issued on or after January 1, 2002 to officers and certain employees of the Corporation.

The fair market value of options granted during the three and nine months ended September 30, 2005 and 2004 and the assumptions used in their determination are as follows:

	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	2005	2004
Weighted average fair market value per option	$ 4.21	$ 4.41	$ 5.26	$ 4.41
Average risk free interest rate	3.37%	3.86%	3.41%	3.86%
Average volatility	42%	40%	43%	40%
Expected life (years)	3.7 years	3.5 years	3.7 years	3.5 years
Dividends per share	$ -	$ -	$ -	$ -

(f) Contributed surplus:

Changes to contributed surplus were as follows:

	Three months	Nine months	Year

	ended September 30 2005	ended September 30 2004	ended September 30 2005	ended September 30 2004	ended December 31 2004
Balance, beginning of period	$29,676	$15,248	$21,977	$ -	$ -
Stock-based compensation - adoption	-	-	-	10,117	10,117
Stock-based compensation expense	4,875	3,412	12,960	8,870	12,305
Stock options exercised	(64)	(118)	(450)	(445)	(445)
Balance, end of period	$34,487	$18,542	$34,487	$18,542	$21,977

6. Commitments and contingencies:

(a) Aircraft:

The Corporation has committed to purchase 12 737-600s and four 737-700s for delivery between October 2005 and December 2006.

The remaining estimated amounts to be paid in deposits and purchase prices in US dollars relating to the purchases of the remaining aircraft, Live satellite television systems and winglets are as follows:

2005	$ 129,633
2006	365,271
2007	1,550
	$ 496,454

The Corporation has an agreement to purchase a Next-Generation flight simulator. The obligation in Canadian dollars is as follows:

2006	$ 1,456

(b) Leasehold commitments:

The Corporation has entered into operating leases and agreements for aircraft, buildings, computer hardware and software licenses, satellite programming, and capital leases relating to aircraft and ground handling equipment. The obligations are as follows:

	Capital Leases	Operating Leases
2005	$ 1,242	$ 23,512
2006	1,687	89,396
2007	211	86,408
2008	211	85,617
2009	510	83,066
2010 and thereafter	-	406,018
Total lease payments	3,861	$774,017
Less imputed interest at 7.38%	(214)	
Net minimum lease payments	3,647	
Less current portion of obligations under capital lease	(2,769)	
Obligations under capital lease	$ 878	

The Corporation has capital leases denominated in US dollars. These obligations in US dollars are 2005 - $1,015,000, 2006 - $1,260,000

Included in operating leases are US dollar operating leases primarily related to aircraft. The obligations of these operating leases in US dollars are 2005 - $17,010,000; 2006 - $68,222,000; 2007 - $68,055,000; 2008 - $68,116,000, 2009 - $68,116,000; 2010 and thereafter - $330,214,000

(c) Contingencies:

An Amended Fresh as Amended Statement of Claim was filed by Air Canada and ZIP Air Inc. in the Ontario Superior Court on March 11, 2005 against the Corporation, two officers, two employees, two former officers and one former employee (the "Defendants"). The principal allegations are that the Defendants unlawfully obtained confidential flight load and load factor information from Air Canada's employee travel website and, as a result, the Plaintiffs are seeking disgorgement of any incremental revenue, profits and other benefits acquired by the Defendants as a result of having access to the alleged confidential information. The Plaintiffs are claiming disgorgement, damages for the tort of spoliation and punitive damages in the aggregate amount of $220 million, but the Plaintiffs have provided no details or evidence to substantiate their claim for disgorgement and damages.

A Statement of Claim was also filed by Jetsgo Corporation in the Ontario Superior Court on October 15, 2004 against the Corporation, an officer, and a former officer (the "defendants"). The principal allegations are that the defendants conspired together to unlawfully obtain Jetsgo's proprietary information and to use this proprietary information to harm Jetsgo and benefit WestJet. The Plaintiff is seeking damages, in an

amount to be determined plus $50 million, but the Plaintiff has provided no details or evidence to substantiate its claim. On May 13, 2005 Jetsgo Corporation declared Bankruptcy. As a result, this action has been stayed and no further steps can be taken in the litigation unless a court order is obtained.

Based on the results to date of (i) an internal investigation, (ii) advice from independent industry experts, (iii) cross-examinations of witnesses in the Air Canada proceedings, and (iv) evidence filed by the Plaintiffs in support of various court applications, management believes the amounts claimed are substantially without merit. The amount of loss, if any, to the Corporation as a result of these two claims cannot be reasonably estimated. The defense and investigation of these claims are continuing.

The Corporation is party to other legal proceedings and claims that arise during the ordinary course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material effect upon the Corporation's financial position, results of operations or cash flows.

7. Employee profit share provision:

The provision for employee profit share is estimated based on actual year-to-date earnings results. The actual employee profit share amount is to be determined by the Board of Directors based on audited financial results at the completion of the financial year.

8. Comparative figures:

Certain prior period balances have been reclassified to conform to current period's presentation.

/T/

-30-

Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: **(403) 444-2615**
Website: **www.westjet.com**



FOR IMMEDIATE RELEASE

WestJet Announces Schedule Enhancements for 2006

CALGARY, Alberta. November 2, 2005. WestJet today announced numerous schedule enhancements, including new non-stop routes and increased frequencies between cities throughout North America.

Beginning January 2006, WestJet will introduce new non-stop service between the following cities:

- Calgary and Fort McMurray, five non-stop flights/week
- Vancouver and Las Vegas, three non-stop flights/week
- Hamilton and Orlando, one non-stop flight/week
- Winnipeg and Orlando, one non-stop flight/week

In January 2006, WestJet will also increase the number of departures between cities in its existing route network as follows:

- Service between Toronto and Orlando increases to two non-stop flights per day
- Service between Calgary and Phoenix increases to one non-stop flight per day
- Service between Calgary and Palm Springs increases to four non-stop flights per week

Sean Durfy, WestJet's Executive Vice-President of Marketing and Sales, commented: "We are pleased to announce the first phase of our 2006 schedule, including greater frequencies and new non-stop routes. The enhancements revealed today offer greater choices for people travelling to sunspots and vacation destinations in the United States from cities across our Canadian network."

WestJet is Canada's leading low-fare airline offering scheduled service throughout its 35-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on its 737-700 fleet, WestJet strives to be the number one choice for travellers.

- 30 -

Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: (403) 444-2615
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet's Corporate Culture Most Admired in Canada Independent Study Reveals

CALGARY, Alberta. October 20, 2005. WestJet announced today that it has been acknowledged for having the most admired corporate culture in The 2005 Canadian Corporate Culture Study by *Canadian Business* and Waterstone Human Capital Ltd. Waterstone's study took place over six months and included comprehensive interviews with Canadian executives at over 100 companies to determine the value executives place on corporate culture.

WestJet's corporate culture was recognized for its "entrepreneurial spirit," "delivering what they promise" and its "winning attitude."

Don Bell, WestJet's Executive Vice-President, Culture and Airports, commented: "It is very exciting for WestJet's people to see WestJet recognized as having Canada's most admired corporate culture. All 5,000 WestJetters play a major role in developing, growing and propagating our wonderful corporate culture, and this type of external recognition is extremely rewarding."

The strength of WestJet's corporate culture is one of its fundamental competitive advantages. WestJet strives to maintain an innovative culture, where employees are committed, and passionately pursue the company's objectives and mission. WestJet has fostered a unique culture of caring and compassion for its guests and its people that sets it apart in the airline industry.

Mr. Bell went on to say, "The unique corporate culture at WestJet is in many ways the backbone of our company. We are proud to have created a strong culture that distinguishes us from our competitors and to be known in the Canadian airline industry as *the* friendly, caring airline that is committed to customer service."

WestJet is Canada's leading low-cost airline offering scheduled service throughout its 34-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on its 737-700 fleet, WestJet strives to be the number one choice for travellers.

- 30 -

Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: (403) 444-2615
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet Executive Vice-President, Operations, Steps Down

CALGARY, Alberta. October 18, 2005. WestJet today announced that Thomas (Tim) Morgan, Executive Vice-President of Operations, has left WestJet for personal reasons, effective immediately.

Since WestJet's inception in 1995, Mr. Morgan has been instrumental in the development of the operational philosophies that have contributed to the success of the airline.

Clive Beddoe, WestJet's President and CEO, commented: "It is with regret that I announce that Tim Morgan is leaving WestJet. As a founding shareholder, Tim has been with WestJet since our inception, and has contributed greatly to our success over the past 10 years."

The three operating vice-presidents who reported to Mr. Morgan will now be reporting to WestJet's president and CEO.

WestJet is Canada's leading low-cost airline offering scheduled service throughout its 34-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on its 737-700 fleet, WestJet strives to be the number one choice for travellers.

- 30 -

Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: (403) 444-2615
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet to Commence Service to Fort Myers

CALGARY, Alberta. October 12, 2005. WestJet will be celebrating the commencement of its new non-stop service between Toronto and Fort Myers, Florida tomorrow. WestJet will offer four non-stop return flights per week between Toronto and Fort Myers.

Sean Durfy, WestJet's Executive Vice-President, Marketing and Sales, said today: "We are thrilled to be commencing non-stop scheduled service to Fort Myers. I am confident travellers will be hard pressed to find better value anywhere in the market with our new low-fare, non-stop service between Toronto and Fort Myers."

"Flights to Fort Myers will be operated on our new Boeing Next-Generation 737-700 series aircraft equipped with leather seats, more legroom and up to 24 channels of live seatback satellite television with service provided by Bell ExpressVu."

WestJet is Canada's leading low-cost airline offering scheduled service throughout its 34-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television on its 737-700 fleet, WestJet strives to be the number one choice for travellers.

\- 30 -

Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: (403) 444-2615
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet Extends Fuel-Hedging Strategy

CALGARY, Alberta. October 12, 2005. WestJet today announced that it has extended its fuel-hedging strategy, announced September 8, using financial instruments to help mitigate the effects of volatile fuel prices.

WestJet has bought forward a portion of its exposure to USGC Jet Fuel in Canadian dollars over a term and quantity that relates to the airline's advanced ticket sales. The chart below outlines specific details of this arrangement:

Month	Quantity Hedged (approximate)	Hedge Price (CAD/litre)
October	50.0%	$0.661
November	25.0%	$0.663
December	12.5%	$0.630

This approach to fuel-risk management addresses the unique challenges airlines face with respect to the sale of advanced tickets in an environment where future costs are uncertain. WestJet intends to monitor the price of fuel and will continue to hedge its fuel needs as the volatility of fuel prices necessitates this measure.

WestJet is Canada's leading low-cost airline offering scheduled service throughout its 34-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on its 737-700 fleet, WestJet strives to be the number one choice for travellers.

- 30 -

Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: (403) 444-2615
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet Travel Advisory for Guests Travelling to, from and via the United States

CALGARY, Alberta. October 12, 2005. Effective October 4, 2005, U.S. Customs and Border Protection (CBP) began requiring airlines to collect additional information from passengers through the Advance Passenger Information System (APIS). These changes affect people travelling to, from, and via the United States.

Beginning October 17, 2005, at check-in WestJet will collect the following information from guests travelling on transborder flights.

- Complete name
- Date of birth
- Citizenship
- Gender
- Passport number, expiration date and country of issuance (if passport required)
- Address for the first night in the U.S. (except for persons who are in transit to a location outside the U.S.)
- Visa (if required)
- Alien registration number, where applicable

Canadian citizens travelling to the U.S. require proof of citizenship and photo identification. A passport or expired passport (with expiration date less than one calendar year before the date of travel) serves both purposes. If entering from Canada, a Canadian Birth Certificate, Certificate of Canadian Citizenship or foreign passport (provided it contains a stamp which reads Canadian Border Crossing Identity Card) will be accepted. Documents that do not incorporate a photograph should be accompanied by supporting government-issued photo identification.

Citizens of countries other than Canada or the United States are advised to contact their consulate, embassy or WestJet's call centre at 1-800-538-5696 for entrance requirements.

WestJet is Canada's leading low-cost airline offering scheduled service throughout its 34-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on its 737-700 fleet, WestJet strives to be the number one choice for travellers.

- 30 -

Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: (403) 444-2615
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet Reports 70.9% September Load Factor

CALGARY, Alberta. October 6, 2005. WestJet announced its traffic statistics for September 2005 today, featuring a 17.6% increase in revenue passenger miles (RPMs) to 656.7 million, up from 558.6 million in September 2004. Year to date, RPMs increased 29.4% to 5,950.8 million from 4,597.6 million in the same period in 2004.

Available seat miles (ASMs) grew 18.3% to 926.4 million in September 2005, up from 783.1 million in September 2004. Year to date, ASMs have increased 23.3% to 7,985.2 million, up from 6,474.4 million in the same nine-month period in 2004.

WestJet's load factor for September 2005 was 70.9% compared with 71.3% in September 2004. During the first nine months of 2005, the company's load factor increased 3.5 percentage points to 74.5% compared with 71.0% during the same period in 2004.

Clive Beddoe, WestJet's President and CEO, said today: "We are pleased to finish the third quarter with strong performance including positive numbers for our September traffic statistics. These numbers indicate the capacity we are adding into the system continues to be absorbed by the market."

WestJet is Canada's leading low-cost airline offering scheduled service throughout its 34-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on its 737-700 fleet, WestJet strives to be the number one choice for travellers.

- 30 -

Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: (403) 444-2615
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet Converts 737-700 Purchase Option into Firm Delivery

CALGARY, Alberta. October 6, 2005. WestJet today announced its Board of Directors has approved the purchase of one additional Boeing Next-Generation 737-700 aircraft by converting a purchase option with Boeing into a firm delivery. The 737-700 aircraft is scheduled to be delivered in December 2006.

WestJet is scheduled to receive 10 737-600 deliveries and two 737-700 deliveries in 2006. WestJet's aircraft to be delivered in 2006 are eligible for financing support from the Export-Import Bank of the United States.

WestJet is Canada's leading low-cost airline offering scheduled service throughout its 34-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on its 737-700 fleet, WestJet strives to be the number one choice for travellers.

- 30 -

Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: **(403) 444-2615**
Website: **www.westjet.com**



FOR IMMEDIATE RELEASE

Aloha! WestJet Announces All-Jet Service to Honolulu and Maui

Airline Will Offer Five Flights a Week to Honolulu Starting December 9, 2005 and Two Flights a Week to Maui Starting December 17, 2005

CALGARY, Alberta. September 20, 2005. WestJet today announced it will begin offering non-stop service to the new markets of Honolulu and Maui, Hawaii. This new schedule also offers connecting flights to several other WestJet destinations across North America. Seats are available for sale immediately.

Following are the schedule details of the non-stop Hawaii service WestJet will offer:

Vancouver to Honolulu (starting December 9*)

Departure	Arrival	Days
7 p.m.	10:58 p.m.	Monday, Tuesday, Thursday, Friday and Sunday

Honolulu to Vancouver

Departure	Arrival	Days
11:58 p.m.	7:50 a.m.	Monday, Tuesday, Thursday, Friday and Sunday

**From December 9 – 16, 2005, WestJet will operate a daily flight between Vancouver and Honolulu at the times listed above.*

Vancouver to Maui (starting December 17)

Departure	Arrival	Days
7 p.m.	10:53 p.m.	Wednesday and Saturday

Maui to Vancouver (starting December 17)

Departure	Arrival	Days
11:53 p.m.	7:31 a.m.	Wednesday and Saturday

"WestJet is absolutely thrilled to be announcing non-stop flights to Hawaii," said Sean Durfy, WestJet's Executive Vice-President of Marketing and Sales. "Hawaii is one of the destinations that our loyal guests and dedicated WestJetters have been asking us to serve for several years. With our convenient schedule, reasonable fares and brand new Boeing Next-Generation 737-800 jets equipped with leather seats and more legroom, I am confident that guests won't hesitate to choose WestJet when travelling to the beautiful Hawaiian Islands."

WestJet is Canada's leading low-cost airline currently offering scheduled service throughout its 34-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live

seatback television provided by Bell ExpressVu on its 737-700 fleet, WestJet strives to be the number one choice for travellers.

- 30 -

Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: (403) 444-2615
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet Announces Extended Service to Charlottetown

Airline Will Offer Six Flights a Week Starting October 17, 2005

CALGARY, Alberta. September 14, 2005. WestJet today announced an extension of its non-stop service between Charlottetown and Toronto with six flights per week starting October 17, 2005. This new schedule also offers connecting flights to several other WestJet destinations across North America.

Following are the schedule details of the extended non-stop service WestJet will offer:

Toronto to Charlottetown

Departure	Arrival	Days
9:45 a.m.	12:41 p.m.	Monday, Tuesday, Wednesday, Thursday, Friday and Sunday

Charlottetown to Toronto

Departure	Arrival	Days
1:20 p.m.	2:31 p.m.	Monday, Tuesday, Wednesday, Thursday, Friday and Sunday

"WestJet's new service to Charlottetown has been well received since we first launched flights to Prince Edward Island at the end of June," said Sean Durfy, WestJet's Executive Vice-President of Marketing and Sales. "This new route has performed extremely well, and we are pleased to now be offering flights year-round. We are confident that our convenient schedule, reasonable fares and new jets equipped with leather seats, more legroom and live seatback television will encourage even more people to choose WestJet when travelling to P.E.I."

WestJet previously announced that it would extend its non-stop flights serving P.E.I. until October 11, 2005. Between October 11 and 17, the aircraft normally scheduled for P.E.I. service will be utilized for the airline's charter operations.

WestJet is Canada's leading low-cost airline offering scheduled service throughout its 34-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on its 737-700 fleet, WestJet strives to be the number one choice for travellers.

- 30 -

Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: (403) 444-2615
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet Announces Fuel Risk Management Strategy

CALGARY, Alberta. September 8, 2005. WestJet today announced that it has implemented a disciplined fuel-risk-management strategy using financial instruments to help mitigate the effects of volatile fuel prices. This approach to fuel-risk management addresses the unique challenges airlines face with respect to the sale of advanced tickets in an environment where future costs are uncertain.

Airline passengers typically purchase seats for travel weeks or months in advance of their planned travel date. The price paid for those seats is partially based on the price of fuel on the date of purchase. Because of the rapidly increasing price of fuel in recent months, the actual cost to fly a passenger can be considerably higher on the date of travel than it was when the seat was sold.

To mitigate the effect of volatile fuel prices, WestJet has bought forward a portion of its exposure to USGC Jet Fuel in Canadian dollars over a term and quantity that relates to the airline's advanced ticket sales. For the months of September, October and November, WestJet has fixed approximately 40%, 20% and 10%, respectively, of its expected fuel consumption at a rate of $0.707 CAD/litre.

WestJet is Canada's leading low-cost airline offering scheduled service throughout its 34-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on its 737-700 fleet, WestJet strives to be the number one choice for travellers.

\- 30 -

Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: (403) 444-2615
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet's August Load Factor Increases to 83.5%

CALGARY, Alberta. September 7, 2005. WestJet announced its traffic statistics for August 2005 today, featuring a 22.3% increase in revenue passenger miles (RPMs) to 797.5 million, up from 652.1 million in August 2004. Year to date, RPMs increased 31.1% to 5,294.1 million from 4,039.0 million in the same period in 2004.

Available seat miles (ASMs) grew 16.9% to 955.1 million in August 2005, up from 817.3 million in August 2004. Year to date, ASMs have increased 24.0% to 7,058.9 million, up from 5,691.3 million in the same eight-month period in 2004.

WestJet's load factor for August 2005 increased 3.7 percentage points to 83.5% compared with 79.8% in August 2004. During the first eight months of 2005, the company's load factor increased 4.0 percentage points to 75.0% compared with 71.0% during the same period in 2004.

WestJet is Canada's leading low-cost airline offering scheduled service throughout its 34-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on its 737-700 fleet, WestJet strives to be the number one choice for travellers.

\- 30 -

Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: (403) 444-2615
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet Appoints Arthur Scace and Hugh Bolton to its Board of Directors

CALGARY, Alberta. September 7, 2005. WestJet is pleased to announce the appointments of Arthur Scace, C.M., Q.C. and Hugh Bolton, F.C.A. to its Board of Directors. Mr. Scace has been actively involved on WestJet's Board of Directors since June and Mr. Bolton will commence duties immediately.

Mr. Scace is a former Chairman of McCarthy Tétrault LLP, Barristers and Solicitors in Toronto. He has B.A.s from the University of Toronto and Oxford University; an M.A. from Harvard University, an LL.B. from Osgoode Hall, and Honorary Doctorates from The Law Society of Upper Canada, York University, the University of Trinity College and the University of Toronto.

Mr. Scace is currently the non-executive Chairman of The Bank of Nova Scotia, and has served on the boards of numerous public companies, including The Canada Life Assurance Company, Gerdau Ameristeel and various companies within The Brompton Group of Companies. He is Past President and Chairman of the Canadian Opera Company. Mr. Scace will participate on WestJet's Audit, Governance and Independent committees.

Mr. Bolton is a Chartered Accountant and Fellow of the Alberta Institute of Chartered Accountants, and the former Chairman, CEO and partner in Coopers & Lybrand Canada, Chartered Accountants. He has an undergraduate degree in economics from the University of Alberta.

Mr. Bolton is currently the non-executive Chair of EPCOR Utilities Inc. and Matrikon Inc. He is also a board member of the Canadian National Railway Company, Teck Cominco Limited and TD Bank Financial Group. Mr. Bolton will participate on WestJet's Audit and Independent committees.

Clive Beddoe, President and CEO of WestJet, commented: "Both Arthur Scace and Hugh Bolton's unique and varied experiences are welcome additions to WestJet's Board of Directors. We are fortunate that Mr. Scace and Mr. Bolton have accepted these positions, and we look forward to the contributions they will make."

WestJet is Canada's leading low-cost airline offering scheduled service throughout its 34-city North American network and was named Canada's most respected corporation for customer service in 2005. WestJet pioneered low-cost high-value flying in Canada and the transborder markets with increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft. WestJet was also the first Canadian airline to offer live seatback television provided by Bell ExpressVu on its 737-700 fleet. Visit www.westjet.com for more information.

- 30 -

Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: (403) 444-2615
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet Announces Executive Vice-President Appointment

CALGARY, Alberta. September 6, 2005. WestJet announced today changes to its executive team with the appointment of Russ Hall to the position of Executive Vice-President, Guest Service and Information Technology. Don Bell's role has also been expanded to Executive Vice-President, Culture and Airports; both changes take effect September 6, 2005.

Russ Hall comes to WestJet from AGTI Consulting Services (West), a Business and IT consulting firm, where he was a co-founder and held the position of president since 1999. Mr. Hall has also held executive positions in the information technology field with Intergraph Canada Ltd. and DMR Group Inc. We are very fortunate to have Russ join our team as he brings a wealth of business management, customer service and IT experience to our company.

Don Bell's role and responsibility has been broadened to include the new responsibility for culture in addition to his current responsibilities for airports. WestJet has long identified its corporate culture as a main driver of its success, with a significant impact on the experience guests have when travelling WestJet. WestJet has now reached a stage in its growth where this aspect of business requires a more dedicated executive responsibility.

"As a founding member of our organization, Don's focus on our corporate culture has assisted WestJet in becoming a leader in our industry," said Clive Beddoe, President and Chairman of WestJet. "His new role in this important aspect of our organization will set the stage for continued success."

"WestJet's values are the cornerstone for our success," said Don Bell, Executive Vice-President, Culture and Airports. "It is my pleasure to focus on supporting and enhancing WestJet's culture which enables WestJetters to go above and beyond to create a memorable guest experience."

"The changes to the executive structure reinforce the commitment that WestJet has to its guests," added Beddoe. "Russ's proven leadership and business judgment as an executive will help further strengthen our WestJet executive team."

WestJet is Canada's leading low-cost airline offering scheduled service throughout its 34-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television on its 737-700 fleet, WestJet strives to be the number one choice for travellers. Visit www.westjet.com for more information.

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Contact: Gillian Bentley, WestJet Media Relations
Telephone: (403) 444-2615
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet Commences Service to Las Vegas

CALGARY, Alberta. September 1, 2005. WestJet will be celebrating the commencement of its new non-stop service between Las Vegas and Toronto on September 5. WestJet offers daily non-stop return flights between Toronto and Las Vegas.

Beginning October 6, WestJet will commence two non-stop return flights per week between Kelowna and Las Vegas, and Winnipeg and Las Vegas. On November 3, WestJet will commence two non-stop return flights per week between Calgary and Las Vegas, and Edmonton and Las Vegas.

Sean Durfy, WestJet's Executive Vice-President, Marketing and Sales, said today: "We are thrilled to be commencing non-stop scheduled service to Las Vegas on September 5. Previously, we had only flown to Vegas under charter arrangements. Canadians can now book their low-fare, high-value travel to Las Vegas directly from WestJet and our travel agent partners.

"Flights to Las Vegas will be operated on new Boeing Next-Generation 737 aircraft equipped with leather seats, more legroom and up to 24 channels of live seatback satellite television with service provided by Bell ExpressVu on our 737-700 fleet."

WestJet is Canada's leading low-cost airline offering scheduled service throughout its 34-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television on its 737-700 fleet, WestJet strives to be the number one choice for travellers.

- 30 -

Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: (403) 444-2615
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet Shareholders Approve Amended Capital Structure, Two Classes of Common Shares Created

CALGARY, Alberta. August 30, 2005. WestJet Airlines Ltd. ("WestJet") today announced that on August 30, 2005 a majority of its shareholders voted in favour of the creation of two new classes of shares to replace its common shares in order to address non-Canadian ownership limits.

Under Canadian law, non-Canadian ownership (as defined by the *Canada Transportation Act*) of airline voting shares is limited to 25% of outstanding shares. The amended capital structure will ensure WestJet's continued compliance with the 25% maximum on the number of voting rights attached to shares held by non-Canadians.

New Capital Structure

WestJet's amended capital structure will permit WestJet to issue an unlimited number of Variable Voting Shares. Every issued and outstanding common share under the ownership or control of a non-Canadian (as defined by *the Canada Transportation Act*) will be converted into one Variable Voting Share. After this conversion, shares purchased by non-Canadians will be converted automatically into Variable Voting Shares as required.

The new structure will result in the conversion of each issued and outstanding common share under the ownership and control of a Canadian (as defined by the *Canada Transportation Act*) into one Common Voting Share. After this conversion, shares purchased by Canadians will automatically be converted into Voting Shares.

Variable Voting Shares, held by non-Canadians, carry one vote per share unless non-Canadians hold in excess of 25% of all outstanding voting shares or if non-Canadian holders of voting shares hold in excess of 25% of the aggregate voting rights of those eligible to vote at a shareholders' meeting. In these circumstances, the voting rights of non-Canadian shareholders will be reduced pro-rata such that voting rights of non-Canadians will be limited to 25% of the rights attaching to all voting shares. Voting Shares held by Canadians will continue to carry one vote per share. All other privileges attributed to these shares remain unchanged.

WestJet expects that the new classes of shares will be substituted for trading on the Toronto Stock Exchange at the opening of trading on or about September 2, 2005.

About WestJet

WestJet is Canada's leading low-cost airline offering scheduled service throughout its 34-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television on its 737-700 fleet, WestJet strives to be the number one choice for travellers.

- 30 -

For additional information, please contact:

WestJet Media Relations:
Gillian Bentley, 403-444-2615



FOR IMMEDIATE RELEASE

WestJet Adjusts Base Fares in Response to Increasing Fuel Prices

CALGARY, Alberta. August 12, 2005. WestJet announced today that it is increasing the base prices of its fares in response to rising fuel prices. During the first seven months of 2005, the price of a barrel of crude has increased approximately 40% over the first seven months of 2004.

Effective August 15, 2005, base fares on flights under 300 miles will increase $5 each way, fares for flights between 301 and 1,000 miles will increase $8 each way and fares for flights over 1,000 miles will increase $12 each way.

Hugh Dunleavy, WestJet's Vice-President, Revenue, commented: "As a low-cost airline, we find it particularly unpleasant to increase our fares as we always endeavour to keep travel as affordable as possible for our guests. That being said, we are faced with the current reality of record high fuel prices and we simply must adjust our fares to recover a portion of these additional costs."

WestJet will continue to monitor the price of fuel with a view to lowering fares once fuel prices decline. Guests can avoid paying increased fares by booking travel with WestJet prior to August 15, 2005.

In response to high fuel prices, the airline has also accelerated the retirement schedule of its less-efficient Boeing 737-200 aircraft. Beginning in March 2006, WestJet will exclusively operate Boeing Next-Generation 737 aircraft that are 30% more fuel efficient on an available-seat-mile basis.

WestJet is Canada's leading low-cost airline offering scheduled service throughout its 34-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television on its 737-700 fleet, WestJet strives to be the number one choice for travellers. Visit www.westjet.com for more information.

- 30 -

Contact: Gillian Bentley, WestJet Media Relations
Telephone: (403) 444-2615
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet Mails Shareholders' Meeting Materials for Proposed Share Reclassification

CALGARY, Alberta. August 9, 2005. WestJet today announced that materials for its special shareholders' meeting to consider a reclassification of its share capital have been mailed to shareholders holding its shares as of July 29, 2005, the meeting record date. The meeting will be held at 2:00 p.m. MDT on August 30, 2005 at the WestJet Hangar, 21 Aerial Place N.E., Calgary, Alberta. Copies of the meeting documentation have been submitted for posting on SEDAR (www.sedar.com).

The Canadian Transportation Agency has concluded that the proposed restructuring of the share capital of WestJet will continue to meet the Canadian ownership and control requirements as defined in the *Canada Transportation Act*.

To reduce international investors' inconveniences in buying and selling WestJet shares and to ensure WestJet's continuous compliance with the requirements to qualify as Canadian, WestJet management and Board of Directors have recommended to shareholders the introduction of a variable voting share structure. Under the proposed share reclassification, Variable Voting Shares and Common Voting Shares will replace existing WestJet Common Shares. The Variable Voting Shares would only be owned or controlled by Non-Canadians and will carry one vote per share unless the number of Variable Voting Shares represented at the relevant time exceeded 25% of all WestJet voting shares, in which case, the vote attached to the Variable Voting Share would decrease proportionately so that the Variable Voting Shares would never collectively carry more than 25% of the vote at any shareholders' meeting. The Common Voting Shares would only be owned and controlled by Canadians and would always carry one vote per share. All other rights, privileges, conditions and restrictions of the Variable Voting Shares and the Common Voting Shares remain the same as the existing WestJet Common Shares.

Assuming approval of the share reclassification, a person may purchase either Variable Voting Shares or Common Voting Shares, but will need to immediately convert (through a broker if held in a brokerage account) any shares they are not qualified to hold to those they are qualified to hold. For example, a Canadian can purchase Variable Voting Shares, but must convert those shares to Common Voting Shares. Similarly, a Non-Canadian can purchase Common Voting Shares, but must have those shares promptly converted to Variable Voting Shares.

In addition, there are a number of collateral by-law changes relating primarily to the share restructuring which have been proposed to shareholders for consideration at the meeting.

It is expected that if shareholders approve the share reclassification at the August 30, 2005 meeting, the Variable Voting Shares and the Common Voting Shares will replace the Common Shares on the Toronto Stock Exchange during the first week of September, 2005.

About WestJet
WestJet is Canada's leading low-cost airline offering scheduled service throughout its 34-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television on its 737-700 fleet, WestJet strives to be the number one choice for travellers. Visit www.westjet.com for more information.

- 30 -

For additional information, please contact WestJet Media Relations: Gillian Bentley, 403-444-2615

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Not for Distribution to U.S. Newswire Services or for Dissemination in the United States.



FOR IMMEDIATE RELEASE

WestJet Mails Shareholders' Meeting Materials for Proposed Share Reclassification

CALGARY, Alberta. August 9, 2005. WestJet today announced that materials for its special shareholders' meeting to consider a reclassification of its share capital have been mailed to shareholders holding its shares as of July 29, 2005, the meeting record date. The meeting will be held at 2:00 p.m. MDT on August 30, 2005 at the WestJet Hangar, 21 Aerial Place N.E., Calgary, Alberta. Copies of the meeting documentation have been submitted for posting on SEDAR (www.sedar.com).

The Canadian Transportation Agency has concluded that the proposed restructuring of the share capital of WestJet will continue to meet the Canadian ownership and control requirements as defined in the *Canada Transportation Act*.

To reduce international investors' inconveniences in buying and selling WestJet shares and to ensure WestJet's continuous compliance with the requirements to qualify as Canadian, WestJet management and Board of Directors have recommended to shareholders the introduction of a variable voting share structure. Under the proposed share reclassification, Variable Voting Shares and Common Voting Shares will replace existing WestJet Common Shares. The Variable Voting Shares would only be owned or controlled by Non-Canadians and will carry one vote per share unless the number of Variable Voting Shares represented at the relevant time exceeded 25% of all WestJet voting shares, in which case, the vote attached to the Variable Voting Share would decrease proportionately so that the Variable Voting Shares would never collectively carry more than 25% of the vote at any shareholders' meeting. The Common Voting Shares would only be owned and controlled by Canadians and would always carry one vote per share. All other rights, privileges, conditions and restrictions of the Variable Voting Shares and the Common Voting Shares remain the same as the existing WestJet Common Shares.

Assuming approval of the share reclassification, a person may purchase either Variable Voting Shares or Common Voting Shares, but will need to immediately convert (through a broker if held in a brokerage account) any shares they are not qualified to hold to those they are qualified to hold. For example, a Canadian can purchase Variable Voting Shares, but must convert those shares to Common Voting Shares. Similarly, a Non-Canadian can purchase Common Voting Shares, but must have those shares promptly converted to Variable Voting Shares.

In addition, there are a number of collateral by-law changes relating primarily to the share restructuring which have been proposed to shareholders for consideration at the meeting.

It is expected that if shareholders approve the share reclassification at the August 30, 2005 meeting, the Variable Voting Shares and the Common Voting Shares will replace the Common Shares on the Toronto Stock Exchange during the first week of September, 2005.

About WestJet
WestJet is Canada's leading low-cost airline offering scheduled service throughout its 34-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television on its 737-700 fleet, WestJet strives to be the number one choice for travellers. Visit www.westjet.com for more information.

- 30 -

For additional information, please contact WestJet Media Relations: Gillian Bentley, 403-444-2615



FOR IMMEDIATE RELEASE

WestJet's July Load Factor Increases to 81.3%

CALGARY, Alberta. August 4, 2005. WestJet announced its traffic statistics for July 2005 today, featuring a 19.9% increase in revenue passenger miles (RPMs) to 763.7 million, up from 637.2 million in July 2004. Year to date, RPMs increased 32.8% to 4,496.7 million from 3,386.9 million in the same period in 2004.

Available seat miles (ASMs) grew 15.9% to 939.6 million in July 2005, up from 810.8 million in July 2004. Year to date, ASMs have increased 25.2% to 6,103.7 million, up from 4,874.0 million in the same seven-month period in 2004.

WestJet's load factor for July 2005 increased 2.7 percentage points to 81.3% compared with 78.6% in July 2004. During the first seven months of 2005, the company's load factor increased 4.2 percentage points to 73.7% compared with 69.5% during the same period in 2004.

WestJet is Canada's leading low-cost airline offering scheduled service throughout its 34-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on its 737-700 fleet, WestJet strives to be the number one choice for travellers.

- 30 -

For additional information, please contact:

WestJet Media Relations:
Gillian Bentley, 403-444-2615



FOR IMMEDIATE RELEASE

WestJet Comments on Flight Operations

CALGARY, Alberta. August 3, 2005. WestJet provided the following update today on its operations:

- WestJet is operating 98.9% of its schedule today, with some delays into and out of Toronto as a result of poor weather.
- WestJet cancelled 44 flights on August 2 and five flights on August 3 as a result of the incident involving Air France 358 on August 2 in Toronto.
- 5966 WestJet guests were affected by delays or cancelled flights as a result of the incident. WestJet is trying to accommodate guests affected by cancelled or delayed flights on the next available aircraft; however, this can be difficult as it is the peak travel season and the airline is experiencing high flight loads.
- To help alleviate the backlog of travellers, WestJet is operating additional flights.

Any WestJet guests who are scheduled for a flight into or out of Toronto may change their booking to another WestJet flight for travel until August 9, 2005 (inclusive) at no charge until 12:01 a.m. (MDT) August 4, 2005. Guests are encouraged to check current flight departure and arrival information using Flight Tracker on the airline's website at www.westjet.com, or by calling 1-800-538-5696.

WestJet is Canada's leading low-cost airline offering scheduled service throughout its 34-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television on its 737-700 fleet, WestJet strives to be the number one choice for travellers. Visit www.westjet.com for more information.

- 30 -

Contact: WestJet Media Relations
Telephone: (403) 444-2615



FOR IMMEDIATE RELEASE

WestJet Announces 2005 Second Quarter Results: Profitability Achieved in Spite of High Fuel Costs

CALGARY, Alberta. July 28, 2005. WestJet (TSX:WJA) today announced its 2005 second quarter results and its return to profitability with net earnings of $2.3 million compared to net earnings of $7.5 million achieved in the same period in 2004. In the first six months of 2005, the airline reported a net loss of $7.3 million as compared to net earnings of $8.0 million during the first six months of 2004.

Operating revenue increased this quarter by 26.9% to $326.4 million from $257.3 million in the quarter ended June 30, 2004. Year to date, operating revenue grew 31.0% to $621.0 million from $474.0 million during the same period in 2004.

The airline recorded diluted earnings per share of two cents for April to June 2005, compared with diluted earnings per share of six cents for the second quarter of 2004. Year to date, the airline reported a diluted loss per share of six cents, compared with diluted earnings per share of six cents during the same period last year. As at June 30, 2005, the number of common shares outstanding was 128,255,922 compared to 125,409,291 on June 30, 2004.

WestJet grew its capacity this quarter, measured in available seat miles (ASMs), by 23.3% to 2.5 billion from 2.1 billion in the same quarter last year. Year to date, ASMs increased 27.1% to 5.2 billion from 4.1 billion in the same period last year. Revenue passenger miles (RPMs) increased 29.6% to 1.8 billion this quarter, from 1.4 billion in the second quarter of 2004. For the first six months of 2005, RPMs increased to 3.7 billion from 2.7 billion, up 35.8% from the same period in 2004. WestJet's load factor for the quarter was 71.0%, compared with 67.5% in the same period in 2004. The company's year-to-date load factor was 72.3%, compared with 67.7% during the first half of last year.

On an ASM basis, WestJet's fuel expense was 29.0% higher in the second quarter of 2005 versus the second quarter of 2004. The impact of this cost was mitigated somewhat by the increasing proportion of fuel-efficient Boeing Next-Generation aircraft in the fleet and the airline's increasing stage length, which increased 10.6% to 792 miles this quarter from 716 miles in the second quarter of 2004.

WestJet's costs per ASM increased during the second quarter to 12.6 cents from 11.9 cents in the same period of 2004. This increase was entirely due to the increase in the price of fuel of 0.70 cents per ASM. During the first half of the year, WestJet's cost per available seat mile increased from 11.3 cents in 2004 to 12.1 cents this year. Yield (revenue per revenue passenger mile) for the quarter was 18.2 cents compared to 18.5 cents in the second quarter of 2004.

Clive Beddoe, WestJet's President and CEO, commented: "We are extremely pleased to have returned to profitability with the announcement of our second quarter results. We performed exceptionally well at containing our costs this period as our team improved efficiencies and realized unit-cost reductions in virtually every facet of our controllable costs.

"We are disappointed, however, that the heavily discounted fares sold during the highly competitive first quarter eroded yield in this period. Had it not been for the near half a million seats sold at greatly reduced rates in the first quarter for travel during the second quarter, we would have realized an increase of approximately $20 million in pre-tax revenues during this period.

"In addition to the unprecedented number of seat sales offered with extremely low fares during the first quarter, we also faced record high fuel prices in the second quarter. To combat this uncontrollable cost, we have finalized a plan to accelerate the replacement of our less efficient 737-200 fleet with new cost-effective Boeing Next-Generation 737 aircraft. This shift to a more fuel-efficient fleet, which will be completed by the end of the first quarter of 2006, will help offset the current high price of fuel while providing a more homogeneous, comfortable and reliable fleet for our guests.

"Our ability to generate revenue improved in the second quarter over the first quarter as the competitive environment allowed us to price our product more in accordance with our costs. However, any increase in fares must be balanced against the potential that these increases can discourage air travel.

"With our ability to increase fares, growing market acceptance in Eastern Canada and an increasingly efficient fleet, we are in a particularly strong position as we enter the third quarter. It should, however, be recognized that in the second quarter a large portion of the $172 million of advanced ticket sales were sold in a $50 US per barrel fuel environment and that we will likely be flying these guests in a $60 US fuel environment. We continue to be the lowest-cost airline in the Canadian environment, operate one of the newest fleets in the world and have an incredibly cohesive team of dedicated people that are determined to drive revenue, lower costs and provide a superb guest experience."

About WestJet

WestJet is Canada's leading low-cost airline offering scheduled service throughout its 34-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on its 737-700 fleet, WestJet strives to be the number one choice for travellers.

Management's Discussion and Analysis

Forward-looking Information

Certain information set forth in this document, including management's assessment of WestJet's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond WestJet's control, including the impact of general economic conditions, changing domestic and international industry conditions, volatility of fuel prices, terrorism, currency fluctuations, interest rates, competition from other industry participants (including new entrants, and generally as to capacity fluctuations and pricing environment), labour matters, government regulation, stock market volatility and the ability to access sufficient capital from internal and external sources. Readers are cautioned that management's expectations, estimates, projections and assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. WestJet's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements or if any of them do so, the benefits that WestJet will derive there from.

Additional information relating to WestJet, including Annual Information Forms and financial statements, is located on SEDAR at www.sedar.com.

To supplement its consolidated financial statements presented in accordance with Canadian generally accepted accounting principles ("GAAP"), the Company uses various non-GAAP performance measures, including cost per available seat mile ("CASM"), revenue per available seat mile ("RASM") and revenue per revenue passenger mile ("yield"). These measures are provided to enhance the user's overall understanding of WestJet's current financial performance and are included to provide investors and management with an alternative method for assessing the Company's operating results in a manner that is focused on the performance of the Company's ongoing operations and to provide a more consistent basis for comparison between quarters. These measures are not in accordance with or an alternative for GAAP and may be different from measures used by other companies.

Quarterly unaudited financial information
(In millions except per share data).

	6/30/2005	3/31/2005	12/31/2004	9/30/2004
Total revenues	$ 326	$ 295	$ 274	$ 310
Net earnings (loss)	$ 2	$ (10)	$ (46)	$ 21
Basic earnings (loss) per share (cents)	1.8	(7.6)	(36.9)	16.8
Diluted earnings (loss) per share (cents)	1.8	(7.6)	(36.7)	16.7

	6/30/2004	3/31/2004	12/31/2003	9/30/2003
Total revenues	$ 257	$ 217	$ 230	$ 255
Net earnings	$ 7	$ 1	$ 13	$ 32
Basic earnings per share (cents)	6.0	0.4	10.4	28.4
Diluted earnings per share (cents)	5.9	0.4	10.1	27.8

HIGHLIGHTS

The second quarter of 2005 marks our return to profitability despite the challenges of record-high fuel prices and the lingering effect of the nearly half million seats sold during the first quarter at extremely low prices for travel in the second quarter. The commitment of our people, a return to reasonable pricing practices in the industry and our continuous focus on cost reductions resulted in a successful period for our airline in the second quarter, and has set the stage for the future.

We continue to build on our plan for future success through initiatives such as the completion of the installation of live satellite television on all of our 700-series aircraft and the ongoing renewal of our fleet, which saw the addition of our first five 800-series aircraft and the disposition of two of our 200-series aircraft this period. The remainder of the 200-series aircraft will be disposed of over the course of the next three quarters in accordance with our revised fleet plan.

Our 800-series aircraft are completely financed though US dollar operating leases for terms of 10 years through a series of sale and leaseback transactions. The net gain on these sales are deferred and amortized over the lease term and the amortization is included in our aircraft leasing costs. The 800s are expected to boost our operating efficiencies as they have been configured to carry 166 guests and will decrease our fuel and maintenance expenditures. These Next-Generation 737-800 aircraft are more fuel efficient than our 200-series aircraft and are ideal for use on our longer-haul routes, further reducing our costs per available seat mile. This fall, we will be retrofitting the 800s with live seatback satellite television and will be adding pay-per-view movies on all aircraft outfitted with this product through the fall.

During this period, we renewed our charter agreement with Transat A.T. Inc. through to October 2007, building on the success of an earlier two-year agreement. This partnership continues to be beneficial to both organizations as well as the travelling public, who can fly onboard WestJet aircraft operated by WestJet crews to more than 25 sun destinations in the United States, Mexico and the Caribbean. We also expanded our domestic network with the commencement of seasonal scheduled service to Charlottetown, Prince Edward Island, our newest Canadian destination. WestJet now provides scheduled service across all 10 provinces, further cementing our place as Canada's national low-fare airline. We continued to expand our transborder operations with the commencement of service to San Diego, California in June, as well as the announcement of two new destinations, Las Vegas, Nevada and Fort Meyers, Florida which we will commence service to during the fourth quarter.

In addition to adding destinations and improving our product with features such as live seatback television, we also look for other innovative ways to build on our success. During the quarter, we executed a number of agreements with many of Canada's small, medium and large corporations to make WestJet their preferred airline for business travel. As well, the popularity of our BMO Mosaik® AIR MILES®* MasterCard® program, launched in May of 2004, is continuing to grow. We receive a fee for each newly activated credit card at the silver and gold level, as well as a percentage of net retail sales purchased with the card.

OPERATIONAL GROWTH

The airline industry is seasonal in nature, with the first and fourth quarters traditionally being the weakest, the second quarter gaining strength as the summer season arrives and the third quarter being the strongest in terms of demand and revenue generation. In this quarter, our guest revenues increased 23.2% to $287.5 million versus $233.3 million for the same period one year ago. Our load factor also increased this quarter to 71.0% from 67.5% in the second quarter of 2004; however, our revenue per passenger mile dropped by 1.6% year over year from 18.5 cents to 18.2 cents, which is attributable to the nearly half a million seats sold as advance ticket sales that remained in our system prior to the industry's return to economically sensible fares. In spite of this decline, this is a considerable improvement over the first quarter, which saw our yields decrease by 4.4% over the same quarter in the previous year. Based on the reasonable pricing levels during the second quarter, we are optimistic that our third quarter results will reflect the more rational environment that exists in the Canadian industry.

Our increase in charter and other revenue is once again impressive on a year-over-year basis with gross revenues climbing 68.5% to $37.6 million, an increase of $15.3 million. We continue to capitalize on the utilization of our aircraft during our off-peak travel periods by deploying our aircraft to sun destinations through our charter arrangements. This strategy increases revenues in what is traditionally a weaker period for the industry while simultaneously providing both new and returning guests the ability to experience the WestJet brand of customer service in destinations not serviced by our normal schedule. The strong Canadian dollar also prompted more Canadians to travel outside the country during this quarter than during the same time one year ago.

CHALLENGING TIMES

During the quarter, our available seat miles increased 23.3% while our costs per available seat mile increased 6.2%. We are once again experiencing the effects of extremely high jet fuel prices on a per seat mile basis, which grew by almost 29% from the same time a year ago and just over 59% since the second quarter of 2003. We also saw increases in our airport operations costs where we continue to face mounting terminal, landing and other fees. During the quarter, these various fees rose an additional 6.0% as compared to the second quarter of 2004, while the cost per departure rose by 12.8% and the weighted average cost for ground handling also rose by 13.7%.

The pressure of increasing direct costs has had less of an impact on our operations than might otherwise be expected, in large part due to the efforts of WestJetters to reduce costs and drive revenue in virtually every area of our business. As well, our decision to replace our older aircraft

with Next-Generation aircraft has led to a continued decline in our maintenance costs. This quarter, we retired two 200-series aircraft and removed an additional six from revenue service in preparation for disposition. All of our 200s will be replaced with Next-Generation 737 aircraft by the end of March 2006.

COSTS

Subsequent to quarter-end, we announced details of an agreement with Apollo Aviation Group for the sale of the 11 737-200 aircraft remaining in our fleet at quarter end. The agreement also sees Apollo acquire our inventory of related spare parts, engines and the 737-200 flight simulator. The average age of our fleet and our cost of maintenance continues to decline as we take delivery of more new aircraft and retire older aircraft. These new aircraft and their components are covered by warranty, which also contributes to our declining costs. The new aircraft are at a stage in their lifecycle in which they require far less maintenance; those maintenance costs per hour being approximately 80% less than for the 200-series aircraft.

Our increasing stage length, which grew by 76 miles from the second quarter of 2004 to 792 miles this quarter, lowered our costs by approximately 5% on an available seat mile basis as our fixed costs are spread over longer average flights. Had our stage length remained constant, we would have expected to see an increase in our cost per available seat mile of 11.1% rather than the 6.2% we actually achieved. The difference is primarily attributable to uncontrollable costs such as fuel, airport fee increases and navigational charges, as well as stock option expenses and increases to professional fees. These costs were partially offset by the savings we achieved in maintenance and our other general and administrative expenses.

The average WTI price for fuel increased 38.3% from $38.36 US in the second quarter of 2004 to $53.04 US in the second quarter of 2005. On a stage-length-adjusted basis, however, we experienced a fuel-cost increase of 35.4%, with the resulting 2.9% savings attributable to the addition of fuel-saving winglets on our Next-Generation aircraft. Had fuel prices remained at 2004 levels, our operating costs would have dropped by $21.1 million in the quarter and $37 million for the six months ended June 30. On June 23, in order to recover a portion of our costs, we integrated a temporary fuel surcharge into our base fares for all domestic travel that ranged from $8 to $15 based on trip length. Year to date, the WTI price of oil per barrel, which correlates very closely to the price of jet fuel, has risen by $28.83 US. Only a very small portion of that increase has been recovered through the fuel surcharge.

Our aircraft leasing costs have risen both in absolute dollars as well as on a cost per available seat mile basis due to the addition of eight operating leases over the second quarter of last year. Five of the eight pertain to the 800-series aircraft and the remaining three are for 737-700s. The lease periods are over a period of 10 years and eight years respectively, payable in US funds. At June 30, 2005 the composition of our aircraft financed through leasing was as follows: 13 737-700s, five 737-800s and five 737-200s for a total of 23 leased aircraft.

BALANCE SHEET

We finished the quarter with a healthy cash position of $240.9 million and a working capital ratio of 0.8 to 1 compared to 1.0 to 1 in the same quarter of 2004. Our debt-to-equity ratio, which includes $527.7 million of off-balance sheet financing in the form of operating leases at

present value, was 2.4 to 1. Despite the additional debt we are incurring, we are careful to maintain our self-imposed targeted debt-to-equity ratio of no greater than 3 to 1. We feel that this provides us with flexibility to grow our company in accordance with our strategic plan, while at the same time minimizing shareholder risk. As at July 22, 2005, we had 128,380,791 common shares outstanding and 11,572,214 options outstanding.

As sound fiscal policies are imperative to the long-term success of our company, we look for ways to manage and build our cash reserves including issuing shares from treasury for the company's share of the employee share purchase plan, thereby eliminating the need for a cash outlay of $5.6 million this quarter. This is also achieved by entering into agreements that will provide sources of ancillary revenue, such as the one our BMO Mosaik® AIR MILES®* MasterCard® provides. In May 2004, we recorded a long-term liability with respect to the unearned portion of revenue from future transactions on this card in the amount of $10 million, of which we were able to recognize $1.7 million during this quarter.

When acquiring aircraft, we have the option of using debt, equity and/or leasing alternatives. Each financing avenue offers advantages, and it is only through careful analysis of many factors that a determination can be made on the ideal way to grow our fleet. These factors would include funding availability, financing costs, tax implications, fleet flexibility, current and future requirements, and estimates on the useful life of an aircraft. During the quarter, we did not take on any additional financing supported by loan guarantees through the Export-Import Bank of the United States, but we did increase our obligations through capital leasing by $1.0 million for ground services equipment. We repaid a total of $25.4 million in the second quarter on our long-term debt and capital leasing obligations, and incurred interest expenses of $13.4 million in the same time period. Year to date, we have repaid a total of $50.7 million on these obligations and paid a total of $26.8 million in interest charges.

During the period, we placed pre-delivery deposits totalling $28.4 million on future aircraft deliveries and expended an additional $221.3 million on aircraft and aircraft parts net of refunded deposits. We executed a series of sales and leaseback transactions with the net gain of $7.7 million from these transactions being deferred and amortized over the terms of the operating leases.

We recognized $991,000 in current tax expense and an additional $3.7 million for future taxes during the quarter. Our effective tax rate differs from the actual statutory tax rate primarily due to non-deductible permanent differences such as stock-based compensation expense. Included in our current tax recovery is $2.9 million of large corporations' tax and provincial capital taxes that are not impacted directly by changes in net income.

Foreign exchange risk management

At June 30, 2005, we had US dollar cash and cash equivalents totalling $33,928,000 US (June 30, 2004 - $35,472,000 US). We have entered into contracts to fix the foreign exchange rates at a weighted average rate of 1.22 on future debt facilities totalling $109 million US for the purchase of four aircraft during the period from July to September 2005. The total estimated fair value of the contracts at June 30, 2005 is a gain of $57,000 CAD. We have also entered into a contract to purchase $2.5 million US per month at a forward rate of 1.22 for the payment period from March 2005 to February 2006 to hedge a portion of our committed US-dollar lease

payments during the same period. The estimated fair market value of the contract as at June 30, 2005 is a loss of $9,500 CAD.

THE FUTURE

We completed this quarter on a positive note, ready to embrace the last half of the year and all that it brings. We have clearly demonstrated our resilience through the many and varied challenges we have faced in our nine-year history to become the airline of choice in Canada. We will continue to improve on our already exceptional customer service and provide our guests with an experience that is second to none.

® Registered trademark of Bank of Montreal. Bank of Montreal is a licensed user of the trademarks and design of MasterCard International Inc.
®* Trademarks of AIR MILES International Trading B.V. Used under license by Loyalty Management Group Canada Inc. and WestJet.

/T/

COST PER AVAILABLE SEAT MILE (CENTS)

	Three months ended June 30,			Six months ended June 30,		
	2005	2004	% Change over 2004	2005	2004	% Change over 2004
Aircraft fuel	3.21	2.49	(28.9%)	3.08	2.46	(25.2%)
Airport operations	2.02	1.98	(2.0%)	2.10	1.92	(9.4%)
Flight operations and navigational charges	1.75	1.72	(1.7%)	1.67	1.67	0.0%
Sales and marketing	1.29	1.31	1.5%	1.02	1.04	1.9%
Amortization	1.04	0.91	(14.3%)	1.00	0.91	(9.9%)
Maintenance	0.75	0.94	20.2%	0.77	0.92	16.3%
General and administration	0.70	0.77	9.1%	0.66	0.67	1.5%
Aircraft leasing	0.61	0.52	(17.3%)	0.52	0.52	0.0%
Interest expense	0.53	0.51	(3.9%)	0.52	0.48	(8.3%)
Inflight	0.50	0.50	0.0%	0.50	0.49	(2.0%)
Customer Service	0.22	0.23	4.3%	0.24	0.25	4.0%
	12.62	11.88	(6.2%)	12.08	11.33	(6.6%)

WestJet Airlines Ltd.
Consolidated Financial Statements
June 30, 2005
(Unaudited)

WestJet Airlines Ltd.
Consolidated Balance Sheets
June 30, 2005, December 31, 2004 and June 30, 2004
(Stated in Thousands of Dollars)

	June 30, 2005 (unaudited)	December 31, 2004	June 30, 2004 (unaudited)
Assets			
Current assets:			
Cash and cash equivalents	$ 240,880	$ 148,532	$ 263,899
Accounts receivable	17,620	12,814	14,826
Income taxes recoverable	11,541	2,854	6,923
Assets held for sale (note 1)	4,268	-	-
Prepaid expenses and deposits	29,675	25,493	20,992
Inventory	4,782	5,382	5,354
	308,766	195,075	311,994
Property and equipment (note 1)	1,568,188	1,601,546	1,432,746
Other assets	82,046	80,733	75,017
	$1,959,000	$1,877,354	$1,819,757
Liabilities and Shareholders' Equity			
Current liabilities:			
Accounts payable and accrued liabilities	$ 93,410	$ 91,885	$ 81,446
Advance ticket sales	172,397	81,991	129,430
Non-refundable guest credits	26,649	26,704	22,145
Current portion of long-term debt (note 2)	95,572	97,305	81,764
Current portion of obligations under capital lease (note 6(b))	4,242	6,564	6,217
	392,270	304,449	321,002
Long-term debt (note 2)	859,535	905,631	802,225
Obligations under capital lease (note 6(b))	861	-	4,448
Long-term liabilities (note 3)	16,624	10,000	10,000

Future income tax	75,342	67,382	74,036
	1,344,632	1,287,462	1,211,711
Shareholders' equity:			
Share capital (note 5 (a))	414,542	390,469	390,206
Contributed surplus (note 5 (e))	29,676	21,977	15,248
Retained earnings	170,150	177,446	202,592
	$ 614,368	$ 589,892	$ 608,046
Commitments and contingencies (note 6)			
	$1,959,000	$1,877,354	$1,819,757

WestJet Airlines Ltd.
Consolidated Statements of Earnings and Retained Earnings
For the periods ended June 30, 2005 and 2004
(Unaudited)
(Stated in Thousands of Dollars, Except Per Share Data)

	Three Months Ended June 30		Six Months Ended June 30	
	2005	2004	2005	2004
Revenues:				
Guest revenues	$ 287,490	$ 233,267	$ 511,301	$ 409,105
Charter and other	37,644	22,346	107,428	62,015
Interest Income	1,285	1,651	2,291	2,863
	326,419	257,264	621,020	473,983
Expenses:				
Aircraft fuel	81,358	51,167	159,027	99,931
Airport operations	51,141	40,655	108,418	78,150
Flight operations and navigational charges	44,418	35,307	86,349	68,032
Sales and marketing	32,686	27,033	52,591	42,137
Amortization	26,351	18,690	51,876	36,872
Maintenance	18,883	19,228	39,632	37,573
General and administration	17,775	15,809	34,037	27,276
Aircraft leasing	15,449	10,727	27,014	21,051
Interest expense	13,378	10,468	26,813	19,354
Inflight	12,717	10,290	25,711	19,983
Customer service	5,704	4,876	12,607	10,150
	319,860	244,250	624,075	460,509

Earnings (loss) from operations	6,559	13,014	(3,055)	13,474
Non-operating income (expense):				
Gain (loss) on foreign exchange	436	1,512	(105)	2,031
Gain (loss) on disposal of property and equipment	42	(181)	83	(55)
	478	1,331	(22)	1,976
Employee profit share (note 7)	-	(1,589)	-	(1,704)
Earnings (loss) before income taxes	7,037	12,756	(3,077)	13,746
Income tax (expense) recovery:				
Current	(991)	2,821	3,752	6,845
Future	(3,748)	(8,111)	(7,971)	(12,613)
	(4,739)	(5,290)	(4,219)	(5,768)
Net earnings (loss)	2,298	7,466	(7,296)	7,978
Retained earnings, beginning of period	167,852	195,126	177,446	204,731
Change in accounting policy (note 5(d))	-	-	-	(10,117)
Retained earnings, end of period	$ 170,150	$ 202,592	$ 170,150	$ 202,592
Earnings (loss) per share (note 5(c)):				
Basic	$ 0.02	$ 0.06	$ (0.06)	$ 0.06
Diluted	$ 0.02	$ 0.06	$ (0.06)	$ 0.06

Operating highlights:

Available seat miles	2,533,992,650	2,055,706,390	5,164,173,275	4,063,248,993
Revenue				

passenger miles	1,798,293,275	1,388,093,490	3,732,974,264	2,749,744,255
Load factor	71.0%	67.5%	72.3%	67.7%
Revenue per passenger mile (cents)	18.2	18.5	16.6	17.2
Revenue per available seat mile (cents)	12.9	12.5	12.0	11.7
Cost per passenger mile (cents)	17.8	17.6	16.7	16.7
Cost per available seat mile (cents)	12.6	11.9	12.1	11.3
Fuel consumption (litres)	132,626,512	112,597,158	274,090,261	224,454,990
Fuel cost/litre (cents)	61.3	45.4	58.0	44.5
Segment guests	2,173,899	1,803,698	4,451,299	3,568,185
Average stage length	792	716	812	723
Number of full time equivalent employees at quarter end	4,275	3,709	4,275	3,709
Fleet size at quarter end	60	50	60	50

WestJet Airlines Ltd.
Consolidated Statements of Cash Flows
For the periods ended June 30, 2005 and 2004
(Unaudited)
(Stated in Thousands of Dollars)

	Three Months Ended June 30		Six Months Ended June 30	
	2005	2004	2005	2004
Cash flows from (used in):				
Operating activities:				
Net earnings (loss)	$ 2,298	$ 7,466	$ (7,296)	$ 7,978
Items not involving cash:				
Amortization	26,351	18,690	51,876	36,872
Amortization of long-term liabilities	(144)	-	(170)	-
(Gain) loss on disposal of property and				

equipment	(42)	181	(83)	55
Stock-based compensation expense	4,549	2,971	8,085	5,458
Issued from treasury stock	5,612	-	10,213	-
Future income tax expense	3,748	8,111	7,971	12,613
	42,372	37,419	70,596	62,976
Decrease in non-cash working capital	51,249	48,090	78,537	48,542
	93,621	85,509	149,133	111,518
Financing activities:				
Repayment of long-term debt	(23,927)	(17,402)	(47,829)	(32,435)
Increase in long-term debt	-	154,061	-	267,559
Decrease in obligations under capital lease	(1,457)	(1,652)	(2,888)	(3,236)
Increase in long-term liabilities	7,686	-	8,530	10,000
Share issuance costs	(33)	(8)	(33)	(10)
Increase in other assets	(4,221)	(8,667)	(7,506)	(16,440)
Issuance of common shares	7,252	7,601	13,496	13,808
	(14,700)	133,933	(36,230)	239,246
Increase in non-cash working capital	(573)	-	(573)	-
	(15,273)	133,933	(36,803)	239,246
Investing activities:				
Aircraft additions	(249,748)	(180,214)	(391,118)	(305,586)
Aircraft disposals	261,460	-	396,678	-
Other property and equipment additions	(17,308)	(19,712)	(25,613)	(25,268)
Other property and equipment disposals	22	2,033	71	2,605
	(5,574)	(197,893)	(19,982)	(328,249)

Net change in cash	72,774	21,549	92,348	22,515
Cash, beginning of period	168,106	242,350	148,532	241,384
Cash, end of period	$ 240,880	$ 263,899	$ 240,880	$ 263,899

Cash interest and taxes paid during the six months ended June 30, 2005 were $27,061,000 (2004- $18,352,000) and $2,868,000 (2004- $10,998,000) respectively.

As at June 30, 2005 cash and cash equivalents include US $62,000 of restricted cash (December 31, 2004 - US $4,251,000 June 30, 2004 - US $5,760,000) and CAD $1,500,000 of restricted cash (December 31, 2004 - CAD $nil, June 30, 2004 - CAD $nil).

WestJet Airlines Ltd.
Notes to Consolidated Financial Statements
For the periods ended June 30, 2005 and 2004
(Unaudited)
(Tabular Dollar Amounts are Stated in Thousands, Except Per Share Data)

The interim consolidated financial statements of WestJet Airlines Ltd. ("WestJet" or "the Corporation") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2004.

The Corporation's business is seasonal in nature, with the highest activity in the summer (third quarter) and the lowest activity in the winter (first quarter) due to the high number of leisure travelers and their preference to travel during the summer months.

1. Property and equipment:

June 30, 2005	Cost	Accumulated Depreciation	Net book value
Aircraft - 700 series	$ 1,312,456	$ 70,275	$ 1,242,181
Ground property and equipment	123,928	42,967	80,961
Spare engines and parts - 700 series	63,877	6,450	57,427
Aircraft - 200 series	62,785	57,006	5,779
Buildings	39,636	3,332	36,304

Aircraft under capital lease	31,652	29,101	2,551
Spare engines and parts - 200 series	22,223	17,127	5,096
Leasehold improvements	6,057	3,564	2,493
	1,662,614	229,822	1,432,792
Deposits on aircraft	115,010	-	115,010
Assets under construction	20,386	-	20,386
	$ 1,798,010	$ 229,822	$ 1,568,188

December 31, 2004	Cost	Accumulated Depreciation	Net book value
Aircraft - 700 series	$ 1,282,308	$ 46,180	$ 1,236,128
Ground property and equipment	109,334	34,586	74,748
Spare engines and parts - 700 series	52,641	4,777	47,864
Aircraft - 200 series	142,657	121,182	21,475
Buildings	39,636	2,840	36,796
Aircraft under capital lease	31,304	26,781	4,523
Spare engines and parts - 200 series	24,397	16,523	7,874
Leasehold improvements	5,655	3,104	2,551
	1,687,932	255,973	1,431,959
Deposits on aircraft	156,943	-	156,943
Assets under construction	12,644	-	12,644
	$ 1,857,519	$ 255,973	$ 1,601,546

June 30, 2004	Cost	Accumulated Depreciation	Net book value
Aircraft - 700 series	$ 1,064,616	$ 29,832	$ 1,034,784
Ground property and equipment	101,379	28,757	72,622
Spare engines and parts - 700 series	50,280	3,545	46,735
Aircraft - 200 series	144,733	72,432	72,301
Buildings	39,401	2,346	37,055
Aircraft under capital lease	31,219	20,823	10,396
Spare engines and parts - 200 series	25,647	13,143	12,504
Leasehold improvements	5,360	2,757	2,603
	1,462,635	173,635	1,289,000
Deposits on aircraft	130,788	-	130,788
Assets under construction	12,958	-	12,958

	$ 1,606,381	$ 173,635	$ 1,432,746

During the six month period ended June 30, 2005 property and equipment was acquired at an aggregate cost of $1,031,000 (2004 - $nil) by means of capital leases.

During the three months ended June 30, 2005, the Corporation entered into agreements to sell 11 200-series aircraft to an unrelated third party including spare engines, parts and a simulator. At quarter end, six of these aircraft have already been taken out of revenue generating service and are included at their fair value in current assets, as assets held for sale. The remaining five aircraft will be delivered to the third party following their scheduled retirement between October and November 2005. The remaining spare engines, parts and simulator will also be delivered in early 2006. The aircraft, spare engines, parts and simulator will be fully depreciated to their residual value at their date of disposal and accordingly, there will be no gain or loss arising on their disposal.

2. Long-term debt:

	June 30 2005	December 31 2004	June 30 2004
$1,053,530,000 in 26 individual term loans, amortized on a straight-line basis over a 12-year term, repayable in quarterly principle instalments ranging from $768,000 to $955,000, including fixed rate weighted average interest at 5.48%, guaranteed by the Ex-Im Bank, secured by 26 737-700 series aircraft, and maturing in 2014 through 2016.	$ 910,777	$ 954,674	$ 834,524
$26,000,000 in two term loans, repayable in monthly instalments ranging from $106,000 to $156,000 including floating interest at the bank's prime rate plus 0.88% with an effective interest rate of 5.13% as at June 30, 2005, with varying maturities ranging between July 2008 and July 2013, secured by two Next-Generation flight simulators, cross-collateralized by one 200-series aircraft, and cash of $1,500,000	20,648	21,684	22,697
$12,000,000 term loan repayable in monthly instalments of $108,000 including interest at 9.03%, maturing April 2011, secured by the Calgary			

hangar facility	10,912	11,075	11,218
$22,073,000 in six individual term loans, repayable in monthly instalments ranging from $25,000 to $87,000 including fixed rate weighted average interest at 8.43% all maturing in October 2005, secured by three 200-series aircraft.	3,471	5,301	7,056
$4,550,000 term loan repayable in monthly instalments of $50,000, including floating interest at the bank's prime rate plus 0.50%, with an effective interest rate of 4.75% as at June 30, 2005, maturing April 2013, secured by the Calgary hangar facility	3,690	3,899	4,106
$6,939,000 in 11 individual term loans, amortized on a straight-line basis over a five year term, repayable in monthly principle instalments ranging from $29,000 to $33,000, including floating interest at the Canadian LIBOR rate plus 0.08%, with a weighted average effective interest rate of 2.78%, as at June 30,2005, maturing in 2009, guaranteed by the Ex-Im Bank and secured by certain 700-series aircraft.	5,609	6,303	4,388
	955,107	1,002,936	883,989
Less current portion	95,572	97,305	81,764
	$ 859,535	$ 905,631	$ 802,225

Future scheduled repayments of long-term debt are as follows:

2005	$ 49,493
2006	92,183
2007	92,353
2008	97,647
2009	91,051
2010 and thereafter	532,380
	$ 955,107

3. Long-term liabilities

The Corporation has $8,264,000 (December 31, 2004 - $10,000,000, June 30, 2004 - $10,000,000) of unearned revenue related to the tri-branded credit card for future net retail sales and for newly activated credit cards. Commencing in May 2005, the second year of the agreement, the Corporation has begun to recognize this revenue, with $2,000,000 to be recognized in each of contract years two and three, and $3,000,000 in years four and five. During the three and six month periods ended June 30, 2005 the Corporation has recognized $1,736,000 of the $2,000,000 under the second year of the agreement.

Included in long-term liabilities at June 30, 2005 are net deferred gains totalling $8,360,000, net of amortization (December 31, 2004 - $nil, June 30, 2004 - $nil). The net gain on the sale and leaseback of aircraft is deferred and amortized over the lease term with the amortization included in aircraft leasing. During the three and six months ended June 30, 2005 the Corporation recognized amortization of $144,000 (2004 - $nil) and $170,000 (2004 - $nil), respectively.

4. Foreign exchange risk management:

At June 30, 2005, the Corporation had U.S. dollar cash and cash equivalents totaling US $33,928,000 (December 31, 2004 - US $37,924,000, June 30, 2004 - US $35,472,000).

The Corporation has entered into contracts to fix the foreign exchange rates at a weighted average rate of 1.22 on future debt facilities totalling US $109 million for the purchase of four aircraft during the period from July to September 2005. The total estimated fair value of the contracts as at June 30, 2005 is a gain of CAD $57,000.

The Corporation has entered into a contract to purchase US $2.5 million per month at a forward rate of 1.22 for the payment period from March 2005 to February 2006 to hedge a portion of the Corporation's committed US dollar lease payments during the same period. The estimated fair market value of the contract as at June 30, 2005 is a loss of CAD $9,500.

5. Share capital:

(a) Issued:

	Three Months Ended June 30, 2005		Six Months Ended June 30, 2005	
	Number	Amount	Number	Amount
Common shares:				
Balance, beginning of period	127,029,152	$ 401,450	125,497,407	$ 390,469
Exercise of				

options	465,944	1,640	1,316,130	3,284
Stock-based compensation expense		250		386
Issued from treasury	760,826	11,224	1,442,385	20,425
Issued on rounding of stock split	-	-	-	-
Share issuance costs		(33)		(33)
Tax benefit of issue costs		11		11
Balance, end of period	128,255,922	$ 414,542	128,255,922	$ 414,542

	Year Ended December 31, 2004	
	Number	Amount
Common shares:		
Balance, beginning of period	123,882,490	$ 376,081
Exercise of options	1,611,721	13,949
Stock-based compensation expense		445
Issued from treasury	-	
Issued on rounding of stock split	3,196	
Share issuance costs		(10)
Tax benefit of issue costs		4
Balance, end of period	125,497,407	$ 390,469

The Corporation has an Employee Share Purchase Plan ("ESPP") whereby the Corporation matches every dollar contributed by each employee. Under the terms of the ESPP the Corporation has the option to acquire common shares on behalf of employees through open market purchases or to issue new shares from treasury at the current market price. During the period ended June 30, 2005, shares under the ESPP were issued from treasury at the current market price. For the three and six months ended June 30, 2005 $5,612,000 and $10,212,500 of common shares were issued from treasury, respectively (three months ended June 30, 2004 - $nil, six months ended June 30, 2004 - $nil) representing the Corporation's matching contribution from treasury for employee contributions, for which no cash was exchanged. Current market price for common shares issued from treasury is determined based on the weighted average trading price of the common shares on the Toronto Stock Exchange for the five trading days preceding the issuance.

	Three Months Ended June 30, 2004	Six Months Ended June 30, 2004

	Number	Amount	Number	Amount
Common shares:				
Balance, beginning of period	124,542,522	$ 382,544	123,882,489	$ 376,081
Exercise of options	863,573	7,601	1,523,606	13,808
Stock-based compensation expense	-	69	-	327
Issued on rounding of stock split	3,196	-	3,196	-
Share issuance costs		(8)		(10)
Balance, end of period	125,409,291	$ 390,206	125,409,291	$ 390,206

(b) Stock option plan:

Changes in the number of options, with their weighted average exercise prices, are summarized below:

	Three Months Ended June 30, 2005		Six Months Ended June 30, 2005	
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
Stock options outstanding, beginning of period	8,426,911	$ 13.09	10,682,082	$ 12.37
Issued	4,224,053	$ 14.60	4,431,734	$ 14.48
Exercised	(1,034,909)	$ 9.90	(3,467,904)	$ 9.82
Cancelled	(27,585)	$ 15.13	(57,442)	$ 14.84
Stock options outstanding, end of period	11,588,470	$ 13.92	11,588,470	$ 13.92
Exercisable, end of period	3,946,214	$ 12.22	3,946,214	$ 12.22

Year Ended

	December 31, 2004	
	Number of Options	Weighted average exercise price
Stock options outstanding, beginning of period	9,809,753	$ 10.78
Issued	2,927,875	$ 15.73
Exercised	(1,959,002)	$ 9.42
Cancelled	(96,544)	$ 12.83
Stock options outstanding, end of period	10,682,082	$ 12.37
Exercisable, end of period	4,694,357	$ 10.88

	Three Months Ended June 30, 2004		Six Months Ended June 30, 2004	
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
Stock options outstanding, beginning of period	9,106,758	$ 10.87	9,809,753	$ 10.78
Granted	2,891,040	$ 15.78	2,891,040	$ 15.78
Exercised	(932,909)	$ 9.24	(1,592,942)	$ 9.31
Cancelled	(10,915)	$ 11.21	(53,877)	$ 11.68
Stock options outstanding, end of period	11,053,974	$ 12.29	11,053,974	$ 12.29
Exercisable, end of period	5,015,603	$ 10.83	5,015,603	$ 10.83

Under the terms of the Corporation's stock option plans, a cashless

settlement alternative is available whereby option holders can either (a) elect to receive shares by delivering cash to the Corporation in the amount of the options or (b) elect to receive a number of shares equivalent to the market value of the options over the exercise price. For the three and six months ended June 30, 2005, option holders exercised 867,493 and 3,127,425 options, respectively (three months ended June 30, 2004 - 97,966, six months ended June 30, 2004 - 97,966) on a cashless settlement basis and received 298,528 and 975,651 shares respectively (three months ended June 30, 2004 - 28,630 shares, six months ended June 30, 2004 - 28,630 shares).

(c) Per share amounts:

The following table summarizes the common shares used in calculating net earnings (loss) per common share:

	Three Months Ended June 30		Six Months Ended June 30	
	2005	2004	2005	2004
Weighted average number of common shares outstanding - basic	127,690,721	125,106,881	126,989,015	124,693,746
Effect of dilutive employee stock options	713,159	879,025	-	2,089,666
Weighted average number of common shares outstanding - diluted	128,403,880	125,985,906	126,989,015	126,783,412

For the three and six month periods ended June 30, 2005, 9,289,131 and 11,588,470 options, respectively, were not included in the calculation of dilutive potential common shares as the result would be anti-dilutive.

(d) Stock-based compensation:

On January 1, 2004 the Corporation changed its accounting policy related to stock options granted on or after January 1, 2002. Under the new policy, the Corporation determines the fair value of stock options on their grant date and records this amount as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. The Corporation has retroactively adopted the changes without restatement of prior periods on January 1, 2004 which resulted in retained earnings decreasing by $10,117,000 and an offsetting entry to contributed surplus.

As new options are granted, the fair value of these options will be expensed over the vesting period, with an offsetting entry to contributed surplus. The fair value of each option grant is estimated on

the date of grant using the Black-Scholes option-pricing model. Upon the exercise of stock options, consideration received together with amounts previously recorded in contributed surplus is recorded as an increase in share capital.

Employee compensation expense included in flight operations and general and administration expenses totalled $4,550,000 and $8,086,000 for the three and six months ended June 30, 2005 (three months ended June 30, 2004 - $2,971,000, six months ended June 30, 2004 - $5,458,000) respectively related to the vesting of the outstanding stock options issued on or after January 1, 2002 to officers and certain employees of the Corporation.

The fair market value of options granted during the three and six months ended June 30, 2005 and 2004 and the assumptions used in their determination are as follows:

	Three Months Ended June 30		Six Months Ended June 30	
	2005	2004	2005	2004
Weighted average fair market value per option	$ 5.33	$ 5.85	$ 5.33	$ 5.85
Average risk free interest rate	3.40%	3.70%	3.40%	3.70%
Average volatility	43%	45%	43%	45%
Expected life (years)	3.7 years	3.5 years	3.7 years	3.5 years
Dividends per share	$ -	$ -	$ -	$ -

(e) Contributed surplus:

Changes to contributed surplus were as follows:

	Three months ended June 30, 2005	June 30, 2004	Six months ended June 30, 2005	June 30, 2004	Year ended December 31, 2004
Balance, beginning of year	$ 25,377	$ 12,346	$ 21,977	$ -	$ -
Stock-based compensation - adoption	-	-	-	10,117	10,117
Stock-based compensation expense	4,549	2,971	8,085	5,458	12,305
Stock options exercised	(250)	(69)	(386)	(327)	(445)
Balance, end of period	$ 29,676	$ 15,248	$ 29,676	$ 15,248	$ 21,977

6. Commitments and contingencies:

(a) Aircraft:

The Corporation has committed to purchase 13 737-600s and five 737-700s for delivery between July 2005 and August 2006.

The remaining estimated amounts to be paid in deposits and purchase prices in US dollars relating to the purchases of the remaining aircraft, live satellite television systems and winglets are as follows:

2005	$ 218,255
2006	322,567
	$ 540,822

The Corporation has an agreement to purchase a Next-Generation flight simulator and fixed-based trainer. The obligations in Canadian dollars are:

2005	$ 5,257
2006	1,456
	$ 6,713

(b) Leasehold commitments:

The Corporation has entered into operating leases and agreements for aircraft, buildings, computer hardware and software licenses, satellite programming, and capital leases relating to aircraft and ground handling equipment. The obligations are as follows:

	Capital Leases	Operating Leases
2005	$ 2,766	$ 48,698
2006	1,747	91,564
2007	198	88,633
2008	198	87,881
2009	198	85,611
2010 and thereafter	277	424,647
Total lease payments	5,384	$827,034
Less imputed interest at 7.38%	(281)	

Net minimum lease payments	5,103
Less current portion of obligations under capital lease	(4,242)
Obligations under capital lease	$ 861

The Corporation has capital leases denominated in US dollars. These obligations in US dollars are 2005 - $2,170,000, 2006 - $1,260,000.

Included in operating leases are US dollar operating leases primarily related to aircraft. The obligations of these operating leases in US dollars are 2005 - $34,149,000, 2006 - $68,027,000, 2007 - $67,510,000, 2008 - $67,510,000, 2009 - $67,510,000, 2010 and thereafter - $330,214,000.

(c) Contingencies:

An Amended Fresh as Amended Statement of Claim was filed by Air Canada and ZIP Air Inc. in the Ontario Superior Court on March 11, 2005 against the Corporation, two officers, two employees, two former officers, and one former employee (the "Defendants"). The principal allegations are that the Defendants unlawfully obtained confidential flight load and load factor information from Air Canada's employee travel website and, as a result, the Plaintiffs have suffered damages and the Defendants have benefited from having access to the alleged confidential information. The Plaintiffs are seeking damages, aggregating $220 million, but the Plaintiffs have provided no details or evidence to substantiate their damages claim.

A Statement of Claim was also filed by Jetsgo Corporation in the Ontario Superior Court on October 15, 2004 against the Corporation, an officer, and a former officer (the "defendants"). The principal allegations are that the defendants conspired together to unlawfully obtain Jetsgo's proprietary information and to use this proprietary information to harm Jetsgo and benefit WestJet. The Plaintiff is seeking damages, in an amount to be determined plus $50 million, but the Plaintiff has provided no details or evidence to substantiate its claim. On May 13, 2005 Jetsgo Corporation declared Bankruptcy. As a result, this action has been stayed and no further steps can be taken in the litigation unless a court order is obtained.

Based on the results to date of (i) an internal investigation, (ii) advice from independent industry experts, (iii) cross-examinations of witnesses in the Air Canada proceedings, and (iv) evidence filed by the Plaintiffs in support of various court applications, management believes the amounts claimed are substantially without merit. The amount of loss, if any, to the Corporation as a result of these two claims cannot be reasonably estimated. The defense and investigation of these claims are continuing.

The Corporation is party to other legal proceedings and claims that arise during the ordinary course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material effect upon the Corporation's financial position, results of operations or cash flows.

7. Employee profit share provision:

The provision for employee profit share is estimated based on actual year-to-date earnings results. The actual employee profit share amount is to be determined by the Board of Directors based on audited financial results at the completion of the financial year.

8. Comparative figures:

Certain prior period balances have been reclassified to conform to current period's presentation.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

WestJet
Media Relations:
Gillian Bentley
(403) 444-2615
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet Announces Completion of Sale of 737-200 Fleet

CALGARY, Alberta. July 12, 2005. WestJet today announced it has completed the sale of its Boeing 737-200 fleet to Miami-based Apollo Aviation Group (Apollo). WestJet currently has 10 737-200 aircraft remaining in its fleet, all of which will be replaced by Next-Generation 737 aircraft by March 2006. Apollo has also purchased WestJet's inventory of spare parts and engines, as well as the company's 737-200 flight simulator.

Beginning in March 2006, WestJet will operate a fleet comprised exclusively of state-of-the-art Boeing Next-Generation 737 aircraft equipped with more legroom, leather seats and live seatback television provided by Bell ExpressVu on its 700-series aircraft. The airline currently operates 44 Next-Generation aircraft in its fleet of 54 aircraft.

Tim Morgan, WestJet's Executive Vice-President, Operations, commented: "Today is a historic day for WestJet and WestJetters as we have now finalized the retirement plan of our 737-200 fleet through our sale agreement with Apollo. These aircraft were a determining factor in the success of our airline for many years, and helped to establish WestJet as Canada's premier airline for low-fare, high-value service."

Mark Brown, Apollo's Vice-President, commented: "We view the addition of WestJet to our group of business partners as a further star in our collection of first class airlines and lessors we have had the opportunity to work with, and look forward to further opportunities to expand on this relationship."

About WestJet
WestJet is Canada's leading low-cost airline offering scheduled service throughout its 34-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on its 737-700 fleet, WestJet strives to be the number one choice for travellers.

About Apollo
Apollo Aviation Group was founded in 2002. The company has emerged as a prominent participant in the commercial aircraft and engine trading business. The company has contracted to acquire in excess of 20 aircraft this year.

- 30 -

Contact: Gillian Bentley, WestJet Media Relations
Telephone: (403) 444-2615
Website: www.westjet.com

Mark Brown, Apollo Aviation Group
Telephone: (305) 579-2340



FOR IMMEDIATE RELEASE

WestJet's June Load Factor Increases to 73.5%

CALGARY, Alberta. July 7, 2005. WestJet announced its traffic statistics for June 2005 today, featuring a 22.4% increase in revenue passenger miles (RPMs) to 615.4 million, up from 502.6 million in June 2004. Year to date, RPMs increased 35.8% to 3,733.0 million from 2,749.7 million in the same period in 2004.

Available seat miles (ASMs) grew 19.8% to 837.8 million in June 2005, up from 699.3 million in June 2004. Year to date, ASMs have increased 27.1% to 5,164.2 million, up from 4,063.2 million in the same six-month period in 2004.

WestJet's load factor for June 2005 increased 1.6 percentage points to 73.5% compared with 71.9% in June 2004. During the first six months of 2005, the company's load factor increased 4.6 percentage points to 72.3% compared with 67.7% during the same period in 2004.

WestJet is Canada's leading low-cost airline offering scheduled service throughout its 35-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on its 737-700 fleet, WestJet strives to be the number one choice for travellers.

- 30 -

For additional information, please contact:

WestJet Media Relations:
Gillian Bentley, 403-444-2615



FOR IMMEDIATE RELEASE

WestJet Integrates Temporary Fuel Surcharge into Domestic Base Fares

CALGARY, Alberta. June 21, 2005. WestJet announced today that it will integrate a temporary fuel surcharge into the base price of its domestic fares in response to the dramatic increase in the cost of fuel. During the first five months of 2005, the price of a barrel of crude had increased approximately 38% over the first five months of 2004.

Effective June 23, 2005, base fares on domestic flights under 300 miles will increase $8 each way, domestic flights between 301 and 1,000 miles will increase $10 each way and domestic flights over 1,000 miles will increase $15 each way.

Sandy Campbell, WestJet's Executive Vice-President and Chief Financial Officer, commented: "We have successfully sheltered our guests from the brunt of the dramatic increase in the cost of fuel for many months. With sustained fuel prices at such high levels, however, we have made the difficult decision to recover a portion of our costs by raising fares."

WestJet is not increasing its fares on flights between Canada and the United States.

WestJet will continue to monitor the price of fuel with a view to removing this integrated surcharge once fuel prices decline. Guests can avoid paying the integrated fuel surcharge by booking their WestJet travel prior to June 23, 2005.

WestJet is Canada's leading low-cost airline offering scheduled service throughout its 35-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television on its 737-700 fleet, WestJet strives to be the number one choice for travellers.

- 30 -

Contact: Gillian Bentley, WestJet Media Relations
Telephone: (403) 444-2615
Website: www.westjet.com



FOR IMMEDIATE RELEASE
Wire

WestJet Announces Withdrawal of Windsor Service

CALGARY, Alberta. June 15, 2005. WestJet today announced it will withdraw service from Windsor, Ontario effective October 30, 2005. The airline first started flying into this destination on April 1, 2003. WestJet will be redeploying its capacity from Windsor to London and offering increased non-stop service between London and Calgary.

WestJet's Executive Vice-President of Marketing and Sales, Sean Durfy, commented: "We are disappointed that demand for our Windsor routes was not strong enough to sustain service and necessitated our withdrawal from this market. We have been flying to Windsor for over two years and have appreciated the support of many in the community. Unfortunately, we were unable to stimulate the market to the degree necessary to achieve acceptable levels of profitability.

"We will be redeploying capacity from Windsor to London. This change will allow us to increase our non-stop flights between London and Calgary. We would like to thank the residents of Windsor and surrounding communities for their past support. We look forward to continue serving your community until October 30."

All guests booked on WestJet flights from Windsor after October 30 will be contacted by WestJet's customer service team to resolve their existing reservation. The 10 WestJet staff members that are affected have been offered options which include relocation opportunities within the airline.

WestJet is Canada's leading low-cost airline offering scheduled service throughout its 34-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television on its 737-700 fleet, WestJet strives to be the number one choice for travellers. Visit www.westjet.com for more information.

\- 30 -

Contact: Gillian Bentley, WestJet Media Relations
Telephone: (403) 444-2615



FOR IMMEDIATE RELEASE

WestJet Converts Two 737-600 Purchase Options into Firm Deliveries

CALGARY, Alberta. June 15, 2005. WestJet today announced its Board of Directors has approved the purchase of two additional Boeing Next-Generation 737-600 aircraft by converting two purchase options with Boeing into firm deliveries. The 737-600 aircraft are scheduled to be delivered in August 2006.

WestJet is scheduled to receive 10 737-600 deliveries and one 737-700 delivery in 2006. The airline has deferred purchase options with Boeing for four additional 737 aircraft originally scheduled for delivery in 2006 until 2007. WestJet has one remaining Next-Generation 737 purchase option available through Boeing for delivery in 2006.

WestJet's aircraft to be delivered in 2006 are eligible for financing support from the Export-Import Bank of the United States.

WestJet is Canada's leading low-cost airline offering scheduled service throughout its 34-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television on its 737-700 fleet, WestJet strives to be the number one choice for travellers. Visit www.westjet.com for more information.

- 30 -

Contact: Gillian Bentley, WestJet Media Relations
Telephone: (403) 444-2615



FOR IMMEDIATE RELEASE
Wire

Canada's Best Airline Gets Even Better!

WestJet Announces Fall Schedule Including New Service to LAS VEGAS, NEVADA and FORT MYERS, FLORIDA

CALGARY, Alberta. June 15, 2005. WestJet today announced enhancements to its schedule, including new service to Fort Myers' Southwest Florida International Airport on September 6, 2005 and Las Vegas, Nevada on September 8, 2005. Seats are available for sale today.

Highlights of the new services WestJet will offer include:

- Non-stop service to Las Vegas from Toronto, Winnipeg, Edmonton, Calgary and Kelowna
- Non-stop service to Fort Myers from Toronto
- Non-stop service to Phoenix from Toronto, Winnipeg and Vancouver
- Non-stop service to Fort Lauderdale from Montréal and Calgary
- Non-stop service to Palm Springs, California from Vancouver
- Non-stop service to Los Angeles from Winnipeg

(For detailed schedule and fare information, please refer to WestJet's Schedule Change Backgrounder.)

The schedule changes revealed today include one of WestJet's most ambitious schedules in the carrier's nine-year history. "We are extremely pleased with the hard work that has gone into making this schedule our best ever," said Sean Durfy, WestJet's Executive Vice-President of Marketing & Sales. "With the addition of new low-fare service to Las Vegas and Fort Myers, new non-stop routes and better connectivity throughout our network, we are confident travellers will be hard pressed to find better value anywhere in the market."

Durfy went on to say, "The current airline environment offers many opportunities for WestJet and we are very enthusiastic about responding to the evolving needs of our guests. Our new planes, equipped with leather seats, more legroom and free live seatback satellite television, make travel aboard WestJet an attractive alternative to lower-value carriers and other forms of transportation."

WestJet Moves Toronto Operations to Lower-Cost, More Convenient Terminal 3

WestJet also announced today that it will be moving its operations in Toronto from Terminal 2 to Terminal 3 on June 22, 2005. Terminal 3 is a lower-cost terminal from which to operate, offers more shopping and dining choices for WestJet's guests and has more room to accommodate the airline's growing domestic, transborder and charter operations.

WestJet is Canada's leading low-cost airline offering scheduled service throughout its 34-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television on its 737-700 fleet, WestJet strives to be the number one choice for travellers. Visit www.westjet.com for more information.

- 30 -

Contact: Gillian Bentley, WestJet Media Relations
Telephone: (403) 444-2615

WestJet Schedule Change Backgrounder

New Transborder Non-Stop Routes

Between	And	Effective in 2005	Flights/Week (return)	Fares From (Cdn dollars)
Fort Lauderdale	Montréal	September 5	6	169
Phoenix	Toronto	September 5	4	209
Fort Myers	Toronto	September 6	4	169
Las Vegas	Toronto	September 8	2	199
Las Vegas	Kelowna	October 6	2	129
Las Vegas	Winnipeg	October 6	2	189
Los Angeles	Winnipeg	October 12	2	199
Phoenix	Winnipeg	October 14	2	199
Fort Lauderdale	Calgary	October 14	3	239
Phoenix	Vancouver	October 15	3	189
Palm Springs	Vancouver	October 16	4	159
Las Vegas	Calgary	November 3	2	129
Las Vegas	Edmonton	November 3	2	169

Increases on Current Transborder Non-Stop Routes

			Flights/Week (return)		Fares From (Cdn dollars)
Between	And	Effective in 2005	Increase	Total	
Toronto	Orlando	September 6	2	8	169
Toronto	Tampa	September 6	3	7	159
Toronto	Fort Lauderdale	September 6	1	6	169
Calgary	Orlando	October 13	2	4	239

Increases on Current Domestic Non-Stop Routes

			Flights/Week (return)		Fares From (Cdn dollars)
Between	And	Effective in 2005	Increase	Total	
Toronto	Calgary	August 14	7	45	219
Toronto	Halifax	September 6	7	21	149
Halifax	St. John's	September 6	7	14	99
Calgary	London	October 31	2	6	209



FOR IMMEDIATE RELEASE

WestJet's May Load Factor Increases to 70.6%

CALGARY, Alberta. June 7, 2005. WestJet announced its traffic statistics for May 2005 today, featuring a 32.2% increase in revenue passenger miles (RPMs) to 597.2 million, up from 451.9 million in May 2004. Year to date, RPMs increased 38.7% to 3,117.6 million from 2,247.2 million in the same period in 2004.

Available seat miles (ASMs) grew 21.8% to 845.4 million in May 2005, up from 694.3 million in May 2004. Year to date, ASMs have increased 28.6% to 4,326.4 million, up from 3,364.0 million in the same five-month period in 2004.

WestJet's load factor for May 2005 increased 5.5 percentage points to 70.6% compared with 65.1% in May 2004. During the first five months of 2005, the company's load factor increased 5.3 percentage points to 72.1% compared with 66.8% during the same period in 2004.

WestJet is Canada's leading low-cost airline offering scheduled service throughout its 32-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom, leather seats and live seatback television on its new fleet of Boeing Next-Generation 737-700 aircraft, WestJet strives to be the number one choice for travellers.

- 30 -

For additional information, please contact:

WestJet Media Relations:
Gillian Bentley, 403-444-2615




transat

FOR IMMEDIATE RELEASE

WestJet and Transat Extend Successful Charter Partnership

More and more travellers benefit from direct flights to sun destinations

Calgary, Alberta and Montréal, Quebec. June 2, 2005. WestJet (TSX:WJA) and Transat A.T. Inc. (TSX: TRZ.B;TRZ.RV.A) have reached a 30-month agreement that will allow leading tour operators Transat Holidays and World of Vacations to charter WestJet's Boeing Next-Generation 737 aircraft from Canadian gateways to designated international charter destinations. The agreement builds on the success of a two-year agreement implemented in 2003.

For the duration of the agreement, Transat's tour operators will utilize WestJet aircraft from over 15 Canadian gateways to more than 25 international Southern destinations. The contract, which is in effect from May 1, 2005 through October 31, 2007, is worth in excess of $80 million for the first winter season. A winter season runs from mid-December to the end of April.

"This agreement is truly a win-win situation for Transat and WestJet, as well as for Canadian travellers. WestJet's narrow-bodied aircraft complement Air Transat's wide-bodied fleet, allowing us to further broaden our product offering. Since its inception this relationship with WestJet has allowed us to serve more gateways out of Canada to more sun destinations, using the appropriate capacity," said Lina De Cesare, President, Tour Operators, Transat.

Sean Durfy, WestJet's Executive Vice-President, Marketing and Sales, said today: "We are extremely pleased to have extended our partnership with Transat through October 2007. This partnership has been very beneficial to both companies, and we look forward to continuing to join forces with Transat to bring excellent service and schedules to travellers across Canada."

Transat A.T. Inc., with its head office in Montréal, is an integrated company specializing in the organization, marketing, and distribution of holiday travel. The core of its business consists of tour operators in Canada and France. Transat is also involved in air transportation, value-added services at travel destinations, as well as in distribution through travel agency networks.

WestJet is Canada's leading low-cost airline offering scheduled service throughout its 31-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television on its 737-700 fleet, WestJet strives to be the number one choice for travellers. For more information, please visit www.westjet.com.

\- 30 -

Media Contacts:

Gillian Bentley
WestJet Media Relations
Telephone: (403) 444-2615
Website: www.westjet.com

Pierre Tessier
Transat A.T. Inc.
Telephone: (514) 987-1616 ext. 4526
Website: www.airtransat.com





News Release

FOR IMMEDIATE RELEASE

WestJet Launches Complimentary Live In-Flight Television on all of its 737-700 Aircraft

Satellite service from Bell ExpressVu and equipment from LiveTV allows guests to navigate up to 24 Channels

CALGARY, Alberta. May 18, 2005. WestJet, Bell ExpressVu and LiveTV today announced that all 39 of WestJet's Boeing Next-Generation 737-700 aircraft are now equipped with live satellite television. WestJet is the first and only airline in Canada to offer an in-flight TV service that can be individually controlled by each guest from the comfort of their own seat.

WestJet's complimentary satellite TV service offers a selection of up to 24 television channels from Bell ExpressVu in every seatback on all of WestJet's 737-700 aircraft, including news, sports, music, children's and leisure programming. The real-time in-flight experience features individual adjustable seatback screens, personal headphones and an armrest control to change TV channels, brightness and volume levels.

Channels currently on the service include:

- CTV (Edmonton and Toronto)
- CTV NewsNet
- CBC (Vancouver)
- SRC (Montreal)
- Citytv (Toronto)
- Global (Vancouver and Halifax)
- Report on Business TV
- TSN
- Discovery Channel
- Star!
- MuchMoreMusic
- The Score
- TLC
- A&E
- SPACE
- Animal Planet
- Discovery Kids
- Fox News
- ABC (East)
- FOX (East)
- NBC (East)
- CBS (East)

"We are excited to bring our guests this innovative entertainment option on all our 737-700 aircraft to further differentiate WestJet from our competitors," said Clive Beddoe, President and CEO, WestJet. "Guests can now enjoy up to 24 channels of live digital TV programming from Bell ExpressVu in every seatback of our state-of-the-art Next-Generation Boeing 737-700 aircraft."

"As Canada's digital TV leader, we're pleased to offer WestJet guests a taste of the 400+ channels we deliver across the country," added Gary Smith, President, Bell ExpressVu. "Bell is proud of its expanding national presence and the opportunity to demonstrate innovative services like live in-flight satellite television."

In July 2004, WestJet obtained Supplemental Type Certificate (STC) approval from the Federal Aviation Administration in the United States as well as STC approval from Transport Canada allowing it to fly its first live satellite television-equipped Boeing Next-Generation 737-700

aircraft. Since then, most of the installations of the live satellite television system were done in Abbotsford, B.C.

"We're delighted to support WestJet's initiative to provide real-time satellite television to their guests." said Glenn Latta, Vice President of LiveTV. "Our system will offer WestJet guests the opportunity to experience a choice of in-flight programming supported by advanced technology and proven reliability. We're proud to be their supplier of choice for in-flight entertainment."

"As we continue to increase the length of our flights we recognize the importance of offering additional services for our guests who are travelling extensive distances," said Beddoe. "Feedback from guests who have used this product has been extremely positive and we are confident that the live satellite television product will be a major reason why air travellers will choose WestJet," added Beddoe.

About WestJet
WestJet is Canada's leading low-cost airline offering scheduled service throughout its 32-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television on its 737-700 fleet, WestJet strives to be the number one choice for travellers. For more information, please visit www.westjet.com.

About Bell Canada
Bell Canada, Canada's national leader in communications, provides connectivity to residential and business customers through wired and wireless voice and data communications, local and long distance phone services, high speed and wireless Internet access, IP-broadband services, e-business solutions and digital television services. Bell Canada is wholly owned by BCE Inc. For more information, please visit www.bell.ca.

About LiveTV
LiveTV is an innovative provider of in-flight entertainment products and services such as DIRECTV®, Bell ExpressVu, XM Satellite Radio, wireless aircraft data link services, and cabin surveillance systems for commercial aircraft. LiveTV is the largest provider of satellite TV systems to commercial airlines. The LiveTV™ system includes individual seatback monitors at every seat, armrest mounted channel, brightness, and volume controls that allow passengers to select from up to 24 channels of satellite programming for a true "At Home in the Air" experience. LiveTV is a wholly owned subsidiary of JetBlue Airways Corporation (NASDAQ JBLU). For more information, visit LiveTV on the World Wide Web at www.livetvifs.com.

Media Relations Contacts:

Gillian Bentley Media Relations WestJet (403) 444-2615 gbentley@westjet.com	Nessa Prendergast Media Relations Bell Canada 1.888.482.0809 nessa.prendergast@bell.ca	Lu Paramore Media Relations LiveTV (321) 308-3900 lu.paramore@livetv-ifs.com



FOR IMMEDIATE RELEASE

WestJet's April Load Factor Increases to 68.8%

CALGARY, Alberta. May 5, 2005. WestJet announced its traffic statistics for April 2005 today, featuring a 35.1% increase in revenue passenger miles (RPMs) to 585.7 million, up from 433.7 million in April 2004. Year to date, RPMs increased 40.4% to 2,520.4 million from 1,795.3 million in the same period in 2004.

Available seat miles (ASMs) grew 28.5% to 850.8 million in April 2005, up from 662.2 million in April 2004. Year to date, ASMs have increased 30.4% to 3,481.0 million, up from 2,669.7 million in the same four-month period in 2004.

WestJet's load factor for April 2005 increased 3.3 percentage points to 68.8% compared with 65.5% in April 2004. During the first four months of 2005, the company's load factor increased 5.2 percentage points to 72.4% compared with 67.2% during the same period in 2004.

Clive Beddoe, WestJet's President and CEO, said today: "We are very pleased with our operating results this April. Because Good Friday came in March this year, our April 2005 load factor was not bolstered by the Easter long weekend as it was in 2004. This points to an especially strong performance this April on a year-over-year basis."

WestJet is Canada's leading low-cost airline offering scheduled service throughout its 33-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom, leather seats and live seatback television on its new fleet of Boeing Next-Generation 737-700 aircraft, WestJet strives to be the number one choice for travellers.

- 30 -

For additional information, please contact:

WestJet Media Relations:
Gillian Bentley, 403-444-2615

WestJet Investor Relations:
Jeremy Forrest, 403-444-2254



FOR IMMEDIATE RELEASE

WestJet Discontinues Service to LaGuardia; Announces New Direct Non-Stop Flights to Victoria

CALGARY, Alberta. May 4, 2005. WestJet today announced it is discontinuing service to LaGuardia Airport effective July 4, 2005. WestJet will continue to operate two flights every business day until July 4, 2005 when it will withdraw from the New York area. WestJet has been flying into LaGuardia Airport since September 28, 2004.

Sean Durfy, WestJet's Vice-President of Marketing and Sales, commented: "It is regrettable that WestJet has had to make this decision, but the inability to secure gates at LaGuardia has prevented us from growing the market into a viable route at this time. I would like to thank the WestJet guests in the New York area and in Canada for their business over the past nine months. We would also like to thank all of our contracted personnel in LaGuardia for their hard work and dedication to our airline."

This route being cancelled has allowed WestJet to add a daily non-stop flight from Toronto to Victoria, B.C. and Victoria, B.C. to Toronto, Ontario. This route will be a seasonal service running from July 5, 2005 to September 5, 2005.

"We welcome this opportunity to provide even greater domestic service to Canadians from both the Toronto and Victoria regions," said Durfy.

WestJet is Canada's leading low-cost airline offering scheduled service throughout its 33-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television on its 737-700 fleet, WestJet strives to be the number one choice for travellers.

- 30 -

For additional information, please contact:

WestJet Media Relations:
Gillian Bentley, 403-444-2615

WestJet Investor Relations:
Jeremy Forrest, 403-444-2254



FOR IMMEDIATE RELEASE

WestJet Proposes to Amend its Capital Structure to Create Two Classes of Common Shares

CALGARY, Alberta. April 27, 2005. WestJet Airlines Ltd. ("WestJet") today announced that its Board of Directors has approved proposing to shareholders the creation of two new classes of shares to replace its common shares in order to address non-Canadian ownership limits.

Under Canadian law, non-Canadian ownership (as defined by the *Canada Transportation Act*) of airline voting shares is limited to 25% of outstanding shares. The amended capital structure will ensure WestJet's continued compliance with the 25% maximum on the number of voting rights attached to shares held by non-Canadians.

Proposed Capital Structure Amendment
WestJet's proposed amended capital structure would permit WestJet to issue an unlimited number of Variable Voting Shares. Every issued and outstanding common share under the ownership or control of a non-Canadian (as defined by *the Canada Transportation Act*) will be converted into one Variable Voting Share. After this conversion, shares purchased by non-Canadians will be converted automatically into Variable Voting Shares as required.

The new structure would result in the conversion of each issued and outstanding common share under the ownership or control of a Canadian (as defined by the *Canada Transportation Act*) into one Voting Share. After this conversion, shares purchased by Canadians will automatically be converted into Voting Shares.

Variable Voting Shares, held by non-Canadians, will carry one vote per share unless non-Canadians hold in excess of 25% of outstanding shares or if non-Canadian holders of voting shares hold in excess of 25% of the aggregate voting rights of those eligible to vote at a shareholders' meeting. In these circumstances, the voting rights of non-Canadian shareholders will be reduced pro-rata such that voting rights of non-Canadians will be limited to 25% of the rights attaching to all voting shares represented at a meeting. Voting Shares held by Canadians will continue to carry one vote per share.

Schedule
As required under the Alberta Business Corporations Act, WestJet will call a special shareholders' meeting following appropriate clearances from regulatory authorities for its proposal. WestJet expects to receive regulatory clearances prior to the end of June 2005 and for the shareholders' meeting to be held prior to the end of July 2005.

About WestJet
WestJet is Canada's leading low-cost airline offering scheduled service throughout its 33-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television on its 737-700 fleet, WestJet strives to be the number one choice for travellers.

For additional information, please contact:

WestJet Media Relations:
Gillian Bentley, 403-444-2615

WestJet Investor Relations:
Jeremy Forrest, 403-444-2254



WestJet Announces 2005 First Quarter Results

CALGARY, ALBERTA - April 27, 2005. WestJet (TSX:WJA) today announced its 2005 first quarter results with operating revenue of $294.6 million, a 35.9% increase from the $216.7 million achieved in the first three months of 2004.

Yield (revenue per revenue passenger mile) was 15.2 cents in the first quarter of 2005 compared to 15.9 cents in the same period in 2004. WestJet's cost per available seat mile increased to 11.6 cents this quarter compared with 10.8 cents in the first quarter of 2004.

On an available seat mile basis, WestJet's fuel expense was 21.6% higher in the first quarter of 2005 versus the first quarter of 2004. The impact of this cost was mitigated somewhat by the increasing proportion of fuel-efficient Boeing Next-Generation aircraft in the fleet and the airline's increasing stage length, which increased 11.2% to 813 miles.

The airline reported a net loss in the first quarter of 2005 of $9.6 million, down from $512,000 in net earnings achieved in the same quarter of 2004. In the first quarter of 2005, the airline recorded a diluted loss per share of 7.6 cents, compared with diluted earnings per share of 0.4 cents during the first quarter of 2004.

WestJet increased capacity, measured in available seat miles (ASMs), in the first quarter by 31.0% from 2.0 billion ASMs to 2.6 billion ASMs during the same period in 2004. Revenue passenger miles grew by 42.1% to 1.9 billion in the first quarter of 2005 from 1.4 billion during the same three-month period in 2004. During the first three months of 2005, the company's load factor increased 5.8 percentage points to 73.6% compared with 67.8% during the same period in 2004.

Clive Beddoe, WestJet's President and CEO, commented: "The majority of the first quarter of 2005 was difficult for WestJet with intense competition and extremely high fuel prices. This created a high-cost and low-yield environment that led to our disappointing and unprofitable results. However, the market rationalization that we had predicted took place in March when Jetsgo ceased operations, which materially changed our operating environment. The environment is now much more conducive for us to operate profitably as yields and load factors increase.

"The first quarter of 2005 ended positively for WestJet as market rationalization produced a significant improvement in the yield environment, although the benefits of this will only be felt progressively through the second quarter and not fully until the third. High fuel prices will continue to affect our earnings; however, we are now well positioned to prosper as we enter the busy summer season.

"Going forward, we will have much more flexibility to adjust our capacity to meet the market demands. We are consequently intending to partially delay our accelerated retirement plan for our 737-200 aircraft at least until the end of the summer, although the persistently high price of fuel will still make it

uneconomical to keep these less fuel-efficient aircraft in service for any extended period.

"In February, we completed operating leasing arrangements for the first eight of 15 new Boeing Next-Generation aircraft that we will acquire in 2005. We plan to finance the remaining seven aircraft to be received in 2005 with loan-guarantee support from the Export-Import Bank of the United States (Ex-Im).

"Subsequent to quarter-end, on April 8, we announced the conversion of three purchase options into firm deliveries of Next-Generation 737-600 aircraft in 2006. This will bring the total number of new deliveries for 2006 to nine with eight 737-600s and one 737-700. This leaves seven purchase options remaining with Boeing for aircraft deliveries in 2006 that are eligible for Ex-Im financing support.

"On January 7, 2005, we launched seasonal service to Palm Springs, California, our eighth American destination since September 2005. Demand for our scheduled transborder service has been strong to date, but yields on many routes have been hampered as a result of competitive pressures.

"With a more rational competitive environment, WestJet will be in a strong position this summer. We are very pleased to finally be able to announce that all 39 of our 737-700 aircraft are now equipped with live seatback satellite television, leather seats and increased legroom, giving us a distinct edge over our competitors and a clear advantage for our guests."

About WestJet

WestJet is Canada's leading low-fare airline offering scheduled service throughout its 33-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback satellite television on its 737-700 fleet, WestJet strives to be the number one choice for travellers.

First Quarter 2005 Management's Discussion and Analysis

Forward-looking Information

Certain information set forth in this document, including management's assessment of WestJet's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond WestJet's control, including the impact of general economic conditions, changing domestic and international industry conditions, volatility of fuel prices, terrorism, currency fluctuations, interest rates, competition from other industry participants (including new entrants, and generally as to capacity fluctuations and pricing environment), labour matters, government regulation, stock market volatility and the ability to access sufficient capital from internal and external sources. Readers are cautioned that management's expectations, estimates, projections and assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking

statements. WestJet's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements or if any of them do so, the benefits that WestJet will derive there from.

Additional information relating to WestJet, including Annual Information Forms and financial statements, is located on SEDAR at www.sedar.com.

To supplement its consolidated financial statements presented in accordance with Canadian generally accepted accounting principles ("GAAP"), the Company uses various non-GAAP performance measures, including cost per available seat mile ("CASM"), revenue per available seat mile ("RASM") and revenue per revenue passenger mile ("yield"). These measures are provided to enhance the user's overall understanding of WestJet's current financial performance and are included to provide investors and management with an alternative method for assessing the Company's operating results in a manner that is focused on the performance of the Company's ongoing operations and to provide a more consistent basis for comparison between quarters. These measures are not in accordance with or an alternative for GAAP and may be different from measures used by other companies.

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Quarterly unaudited financial information
(In millions except per share data)

	6/30/2004	9/30/2004	12/31/2004	3/31/2005
Total revenues	$ 257	$ 310	$ 274	$ 295
Net earnings (loss)	$ 7	$ 21	$ (46)	$ (10)
Basic earnings (loss) per share (cents)	6.0	16.8	(36.9)	(7.6)
Diluted earnings (loss) per share (cents)	5.9	16.7	(36.7)	(7.6)

	6/30/2003	9/30/2003	12/31/2003	3/31/2004
Total revenues	$ 206	$ 255	$ 230	$ 217
Net earnings	$ 15	$ 32	$ 13	$ 1
Basic earnings per share (cents)	13.0	28.4	10.4	0.4
Diluted earnings per share (cents)	12.9	27.8	10.1	0.4

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Highlights

During the first quarter of 2005, extremely high jet fuel prices and very low yields throughout the domestic network continued to negatively impact our

operations. Similar to 2004, we experienced low fares driven by irrational pricing practices of certain competitors.

Compounding these challenges, the first quarter is characteristically a weak travel period; however, the impact of this seasonality was somewhat mitigated as a result of spring break falling in March this year rather than in April as it did last year. Our increased charter flying during the past winter months has also contributed to easing this slower time period.

We reported a net loss of $9.6 million in the first quarter of 2005 compared to net income of $512,000 in the same period in 2004. In spite of our diligent work to contain our costs, our results for this quarter reflect the impact of lower fares throughout the domestic airline system and high fuel prices.

In the fourth quarter of 2004, we revised our fleet plan to replace the majority of our 200-series aircraft by the end of 2005. This required us to incur an impairment write-down of $47.6 million on our bottom line in the last quarter of 2004. In March, one of our competitors abruptly ceased operations and filed for bankruptcy protection. With Jetsgo's announcement, we are now considering alternatives to accommodate the additional market share available, including delaying the retirement of the 200-series fleet and/or acquiring more Next-Generation aircraft. At this time, we are uncertain about how travellers will react to the elimination of uneconomic fares in the network and how it will ultimately impact our industry and available market capacity.

As always, our constant commitment to lower costs remained a priority this quarter. We continued to implement revenue-building initiatives such as the installation of live satellite television in every seatback of our Next-Generation aircraft, and cost-reduction initiatives like the ongoing installation of blended winglets on each Next-Generation aircraft to enhance fuel efficiency and increase operational effectiveness.

Operational Growth

Guest revenues, which relate to revenues generated from scheduled services, increased 27.3% from $175.8 million in the first quarter of last year to $223.8 million in the first three months of 2005.

Our growth in charter revenues was considerable, increasing 75.9% from $39.7 million in the first quarter last year to $69.8 million this quarter. Our charter capacity, measured in available seat miles, increased by approximately 59% this quarter compared to the same period last year. The increase in this component of our operations is a result of our focus to increase charter flying during weaker travel periods, such as winter, and off-peak hours. This will allow us to capitalize on the utilization of our aircraft and maximize the return on capital related to these assets.

Revenue per passenger mile ("yield") decreased by 1.3% from 15.9 cents in the first quarter of 2004 to 15.7 cents this quarter. The weak yield environment and lower fares led to an increase in our load factor, with load factor for the first three months of 2005 up 5.8 percentage points compared to the same period in the previous year.

Although beneficial to load factors, uneconomic low fares are detrimental to our operations, especially in today's high fuel-cost environment. We estimate for each $1 increase in the price of crude oil, we would have to increase our average fare by approximately $0.80 in order to recover our costs. However, despite the average cost of fuel increasing by $14.15 compared to the first quarter of 2004, our average fares increased only $2.50 over the same period.

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Cost per available seat mile (cents)	Three months ended March 31 2005	12 months ended December 31 2004	Three months ended March 31 2004	% change over Dec. 31	% change over Mar. 31
Aircraft fuel	2.95	2.69	2.43	9.67%	21.40%
Airport operations	2.18	1.93	1.87	12.95%	16.58%
Flight operations and navigational charges	1.59	1.66	1.63	(4.22%)	(2.45%)
Amortization (note 1)	0.97	0.88	0.91	10.23%	6.59%
Maintenance	0.79	0.87	0.91	(9.20%)	(13.19%)
Sales and marketing	0.76	0.94	0.75	(19.15%)	1.33%
General and administration	0.62	0.70	0.57	(11.43%)	8.77%
Interest expense	0.51	0.49	0.44	4.08%	15.91%
Inflight	0.50	0.49	0.48	2.04%	4.17%
Aircraft leasing	0.44	0.46	0.52	(4.35%)	(15.38%)
Customer service	0.26	0.27	0.26	(3.70%)	(0.00%)
	11.57	11.38	10.77	1.67%	7.43%

Note 1: For comparative purposes, impairment loss of $47,577,000 included in amortization expense has been excluded from unit cost calculations.

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Our cost per available seat mile ("CASM") this quarter increased by 7.4% over the same quarter last year, from 10.8 cents to 11.6 cents. The largest contributor to this increase was fuel, which represented 65% of the increase in total cost per available seat mile. This quarter, we experienced a 25.9% increase in our fuel cost per litre.

Our best defence against rising fuel prices has been, and will continue to be, maintaining a competitively fuel-efficient fleet and matching the aircraft size to the demands of any given route. With our acquisition of our Next-Generation 600-, 700- or 800-series aircraft, we will be much more capable of achieving this objective.

New aircraft have been the main driver in reducing the maintenance requirements of our fleet. Since we began to modernize our fleet with Next-Generation 737-

700 aircraft in 2001, our unit maintenance cost has declined from 2.4 cents in the first quarter of 2001 to 0.8 cents for the three-months ended March 31, 2005. The newest series of aircraft in our fleet, the 737-800, will play the same role in meeting our objective of the reduction of fuel consumption and maintenance costs.

Increasing airport costs is another significant driver of our CASM increase this quarter. We incurred a rise in the average cost per turn of 31.2% for the three months ended March 31, 2005 compared to the same period one year ago. The increase in our cost is primarily a result of a 230% increase in frequency of flights into Toronto compared to the first quarter of 2004, one of the more expensive airports in our network. On average, we experienced a 6.2% weighted airport rate increase across our network over the same quarter in the previous year.

This quarter, we adjusted our accounting estimates for amortizing our 737-700 aircraft. We reduced the number of cycles expected to be flown on our 700-series aircraft based on an analysis of our actual utilization of these aircraft. We will continue to conduct annual reviews of our accounting estimates to ensure amortization estimates are appropriate and conservative.

Balance Sheet Flexibility

We believe financial strength and flexibility in our balance sheet is a fundamental component of our long-term success. We began 2005 with a strong cash balance of $148.5 million and had increased that balance to $168.1 million by the end of the quarter. We completed the quarter with a working capital ratio of 0.7 to 1 compared to 0.6 to 1 at the beginning of the year and 1.1 to 1 in the same quarter in 2004.

Our long-term target is to finance our fleet through a mixture of debt, equity and operating leases. Our intention is to maintain a debt-to-equity ratio of no greater than 3 to 1 by managing our leverage through utilization of the mixture of different capital sources.

During each month of this quarter we financed the delivery of one new Boeing Next-Generation 737-700 aircraft through an eight-year US dollar operating lease.

With the addition of these three aircraft, we completed the quarter with 18 737-200 aircraft and 39 737-700 aircraft. Thirteen of our 737-700 aircraft are financed through operating leases and the remaining financed through Canadian dollar long-term debt guaranteed by the Export-Import Bank of the United States ("Ex-Im Bank").

Leasing these aircraft provides us with several advantages over owning. Leasing allows for 100% financing of an aircraft versus only 85% financing under Ex-Im Bank supported debt. In addition, leases can finance most incidental costs incurred in acquiring aircraft. These costs include delivery charges, interest charges on advance payments, sales taxes and installation costs. Such costs are not usually financed under traditional long-term debt financing.

Leasing also protects us against obsolescence and eliminates market risk associated with the book value of the aircraft. We will be able to maintain a

modern fleet by acquiring new aircraft without taking on the burden of keeping or disposing of obsolete aircraft. Aircraft can be returned at the end of the lease without regard for its book value or the expense of disposal as the risk of obsolescence and market value risk belong to the lessor.

In April, we accepted delivery of the first of five new 737-800 aircraft configured to carry up to 166 guests. These aircraft are also being financed through US dollar operating leases for a term of 10 years.

Although our operating leases are off-balance sheet, we include the present value of these obligations in assessing our debt-to-equity ratio. Our debt to equity ratio stood at 2.2 to 1 at the end of the quarter, including a present value of $343.8 million in off-balance sheet debt related to 14 operating leases. This compares to 1.8 to 1 at March 31, 2004 and 2.2 to 1 at December 31, 2004.

To ease the impact of foreign exchange movement on our aircraft purchases and US dollar aircraft leases, we enter into foreign exchange arrangements from time to time. We have entered into a contract to purchase US $2.5 million at a forward rate of 1.22 each month for 12 months commencing in March 2005 in order to hedge a portion of our committed dollar US dollar lease payments during the same period. Subsequent to the quarter end, we fixed the foreign exchange rate at 1.22 on US $109 million of future debt facilities for the purchase of four aircraft to be delivered between July and September 2005.

As at April 25, 2005, we had 127,341,150 common shares outstanding and 8,185,810 options outstanding.

2005 Outlook

We look forward to the remaining three-quarters of the year and eagerly wait to embrace this more rational environment. The summer season is typically our busiest time of the year, and we are confident the initiatives we have launched, including live seatback satellite television, new 737-600s and 737-800s, and our first summer flying scheduled routes to American destinations, will yield favourable results.

April 26, 2005

/T/

WestJet Airlines Ltd.
Consolidated Financial Statements
March 31, 2005
(Unaudited)

WestJet Airlines Ltd.
Consolidated Balance Sheets
March 31, 2005, December 31, 2004 and March 31, 2004
(Stated in Thousands of Dollars)

	March 31, 2005 (unaudited)	December 31, 2004	March 31, 2004 (unaudited)
Assets			
Current assets:			
Cash and cash equivalents	$ 168,106	$ 148,532	$ 242,350
Accounts receivable	24,213	12,814	16,897
Income taxes recoverable	12,069	2,854	5,378
Prepaid expenses and deposits	27,285	25,493	20,417
Inventory	4,386	5,382	4,718
	236,059	195,075	289,760
Property and equipment (note 1)	1,591,298	1,601,546	1,253,087
Other assets	83,190	80,733	66,987
	$ 1,910,547	$ 1,877,354	$ 1,609,834
Liabilities and Shareholders' Equity			
Current liabilities:			
Accounts payable and accrued liabilities	$ 98,490	$ 91,885	$ 74,703
Advance ticket sales	123,905	81,991	88,887
Non-refundable guest credits	26,562	26,704	20,982
Current portion of long-term debt (note 2)	96,457	97,305	68,798
Current portion of obligations under capital lease (note 6)	5,454	6,564	6,371
	350,868	304,449	259,741
Long-term debt (note 2)	882,577	905,631	678,532
Obligations under capital lease (note 6)	-	-	5,620
Long-term liabilities (note 3)	10,818	10,000	10,000
Future income tax	71,605	67,382	65,925
	1,315,868	1,287,462	1,019,818
Shareholders' equity:			
Share capital (note 5(a))	401,450	390,469	382,544
Contributed surplus (note 5(e))	25,377	21,977	12,346
Retained earnings	167,852	177,446	195,126
	594,679	589,892	590,016

Subsequent events (note 4)

Commitments and contingencies (note 6)

	$ 1,910,547	$ 1,877,354	$ 1,609,834

WestJet Airlines Ltd.
Consolidated Statements of Earnings (Loss) and Retained Earnings
For the periods ended March 31, 2005 and 2004
(Unaudited)
(Stated in Thousands of Dollars, Except Per Share Data)

	Three Months Ended March 31	
	2005	2004
Revenues:		
Guest revenues	$ 223,811	$ 175,838
Charter and other	69,784	39,669
Interest income	1,006	1,212
	294,601	216,719
Expenses:		
Aircraft fuel	77,669	48,764
Airport operations	57,277	37,495
Flight operations and navigational charges	41,931	32,725
Amortization	25,525	18,182
Maintenance	20,749	18,345
Sales and marketing	19,905	15,104
General and administration	16,262	11,467
Interest expense	13,435	8,886
Inflight	12,994	9,693
Aircraft leasing	11,565	10,324
Customer service	6,903	5,274
	304,215	216,259
Earnings (loss) from operations	(9,614)	460
Non-operating (expense) income:		
Gain (loss) on foreign exchange	(541)	519
Gain on disposal of property and equipment	41	126
	(500)	645

Employee profit share (note 7)	-	(115)
Earnings (loss) before income taxes	(10,114)	990
Income tax (expense) recovery:		
Current	4,743	4,024
Future	(4,223)	(4,502)
	520	(478)
Net earnings (loss)	(9,594)	512
Retained earnings, beginning of period	177,446	204,731
Change in accounting policy (note 5(d))	-	(10,117)
Retained earnings, end of period	$ 167,852	$ 195,126
Earnings (loss) per share (note 5(c)):		
Basic	$ (0.08)	$ -
Diluted	$ (0.08)	$ -

Operating highlights:		
Available seat miles	2,630,180,625	2,007,542,603
Revenue passenger miles	1,934,680,989	1,361,650,765
Load factor	73.6%	67.8%
Revenue per passenger mile (cents)	15.2	15.9
Revenue per available seat mile (cents)	11.6	10.8
Cost per passenger mile (cents)	15.7	15.9
Cost per available seat mile (cents)	11.6	10.8
Fuel consumption (litres)	141,463,749	111,857,832
Fuel cost/litre (cents)	54.9	43.6
Segment guests	2,277,400	1,764,487
Average stage length	813	731
Number of full time equivalent employees at quarter end	4,157	3,418
Fleet size at quarter end	57	46

WestJet Airlines Ltd.
Consolidated Statements of Cash Flows
For the periods ended March 31, 2005 and 2004
(Unaudited)
(Stated in Thousands of Dollars)

	Three Months Ended March 31 2005	2004
Cash flows from (used in):		
Operating activities:		
Net earnings (loss)	$ (9,594)	$ 512
Items not involving cash:		
Amortization	25,525	18,182
Amortization of long-term liabilities	(26)	-
Gain on disposal of property and equipment	(41)	(126)
Stock-based compensation expense	3,536	2,487
Issued from treasury stock	4,601	-
Future income tax expense	4,223	4,502
	28,224	25,557
Decrease in non-cash working capital	27,288	452
	55,512	26,009
Financing activities:		
Repayment of long-term debt	(23,902)	(15,033)
Increase in long-term debt	-	113,498
Decrease in obligations under capital lease	(1,431)	(1,584)
Increase in long-term liabilities	844	10,000
Increase in other assets	(3,285)	(7,773)
Share issuance costs	-	(2)
Issuance of common shares	6,244	6,207
	(21,530)	105,313
Investing activities:		
Aircraft additions	(141,370)	(125,372)
Aircraft disposals	135,218	-
Other property and equipment additions	(8,305)	(5,556)
Other property and equipment disposals	49	572
	(14,408)	(130,356)
Increase in cash	19,574	966
Cash, beginning of period	148,532	241,384
Cash, end of period	$ 168,106	$ 242,350

Cash interest and taxes paid during the three months ended March 31, 2005 were $13,705,000 (2004 - $8,311,000) and $4,472,000 (2004 - $11,174,000) respectively.

As at March 31, 2005 cash and cash equivalents include US $2,419,167 (December 31, 2004 - US $4,251,000, March 31, 2004 - US $2,468,000) of restricted cash.

(Tabular Dollar Amounts are Stated in Thousands of Dollars, Except Per Share Data)

The interim consolidated financial statements of WestJet Airlines Ltd. ("WestJet" or "the Corporation") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2004.

The Corporation's business is seasonal in nature, with the highest activity in the summer (third quarter) and the lowest activity in the winter (first quarter) due to the high number of leisure travellers and their preference to travel during the summer months.

1. Property and equipment:

March 31, 2005	Cost	Accumulated Depreciation	Net book value
Aircraft - 700 series	$ 1,305,576	$ 57,170	$ 1,248,406
Aircraft - 200 series	142,519	126,819	15,700
Ground property and equipment	117,581	38,688	78,893
Buildings	39,636	3,086	36,550
Spare engines and parts - 700 series	54,406	5,583	48,823
Aircraft under capital lease	31,601	27,900	3,701
Spare engines and parts - 200 series	22,978	16,663	6,315

Leasehold improvements	5,693	3,334	2,359
	1,719,990	279,243	1,440,747
Deposits on aircraft	135,103	-	135,103
Assets under construction	15,448	-	15,448
	$ 1,870,541	$ 279,243	$ 1,591,298

December 31, 2004	Cost	Accumulated Depreciation	Net book value
Aircraft - 700 series	$ 1,282,308	$ 46,180	$ 1,236,128
Aircraft - 200 series	142,657	121,182	21,475
Ground property and equipment	109,334	34,586	74,748
Buildings	39,636	2,840	36,796
Spare engines and parts - 700 series	52,641	4,777	47,864
Aircraft under capital lease	31,304	26,781	4,523
Spare engines and parts - 200 series	24,397	16,523	7,874
Leasehold improvements	5,655	3,104	2,551
	1,687,932	255,973	1,431,959
Deposits on aircraft	156,943	-	156,943
Assets under construction	12,644	-	12,644
	$ 1,857,519	$ 255,973	$ 1,601,546

March 31, 2004	Cost	Accumulated Depreciation	Net book value
Aircraft - 700 series	$ 891,778	$ 23,130	$ 868,648
Aircraft - 200 series	144,805	68,450	76,355
Ground property and equipment	96,554	25,269	71,285
Buildings	39,397	2,098	37,299
Spare engines and parts - 700 series	37,904	2,990	34,914
Aircraft under capital lease	31,177	19,022	12,155
Spare engines and parts			

- 200 series	26,198	12,438	13,760
Leasehold improvements	5,220	2,557	2,663
	1,273,033	155,954	1,117,079
Deposits on aircraft	125,112	-	125,112
Assets under construction	10,896	-	10,896
	$ 1,409,041	$ 155,954	$ 1,253,087

2. Long-term debt:

	March 31 2005	December 31 2004	March 31 2004
$1,053,530,000 in 26 individual term loans, amortized on a straight-line basis over a 12-year term, repayable in quarterly principle instalments ranging from $768,000 to $955,000, including fixed rate weighted average interest at 5.48%, guaranteed by the Ex-Im Bank, secured by 26 737-700 series aircraft, and maturing in 2014 through 2016	$ 932,725	$ 954,674	$ 698,530
$26,000,000 in two term loans, repayable in monthly instalments ranging from $106,000 to $156,000 including floating interest at the bank's prime rate plus 0.88% with an effective interest rate of 5.13% as at March 31, 2005, with varying maturities ranging between July 2008 and July 2013, secured by two Next-Generation flight simulators and cross-collateralized by one 200-series aircraft	21,168	21,684	23,237
$12,000,000 term loan repayable in monthly instalments of $108,000 including interest at 9.03%, maturing April 2011, secured by the Calgary hangar facility	10,994	11,075	11,290

$22,073,000 in six individual term loans, repayable in monthly instalments ranging from $25,000 to $87,000 including fixed rate weighted average interest at 8.43% all maturing in October 2005, secured by three 200-series aircraft	4,396	5,301	8,170
$4,550,000 term loan repayable in monthly instalments of $50,000, including floating interest at the bank's prime rate plus 0.50%, with an effective interest rate of 4.75% as at March 31, 2005, maturing April 2013, secured by the Calgary hangar facility	3,795	3,899	4,226
$6,939,000 in 11 individual term loans, amortized on a straight-line basis over a five year term, repayable in monthly principle instalments ranging from $29,000 to $33,000, including floating interest at the Canadian LIBOR rate plus 0.08%, with a weighted average effective interest rate of 2.78%, as at March 31,2005, maturing in 2009, guaranteed by the Ex-Im Bank and secured by certain 700-series aircraft	5,956	6,303	1,877
	979,034	1,002,936	747,330
Less current portion	96,457	97,305	68,798
	$ 882,577	$ 905,631	$ 678,532

Future scheduled repayments of long-term debt are as follows:

2005	$ 73,420
2006	92,183
2007	92,353
2008	97,647
2009	91,051
2010 and thereafter	532,380
	$ 979,034

3. Long-term liabilities

The Corporation has recorded $10,000,000 (December 31, 2004 - $10,000,000, March 31, 2004 - $10,000,000) of unearned revenue related to the tri-branded credit card for future net retail sales. The unearned revenue will be drawn down commencing in May 2005 under this five year agreement.

Included in long-term liabilities at March 31, 2005 are net deferred gains of $817,800 (December 31, 2004 - $nil, March 31, 2004 - $nil). The net gain on the sale and leaseback of aircraft is deferred and amortized over the lease term with the amortization included in aircraft leasing.

4. Foreign exchange risk management

At March 31,2005, the Corporation had US dollar cash and cash equivalents totaling US $36,013,000 (December 31, 2004 - US $28,440,000, March 31, 2004 - $37,924,000)

The Corporation has entered into a contract to purchase US $2.5 million per month at a forward rate of 1.22 for the period from March 2005 to February 2006 to hedge a portion of the Corporation's committed US dollar lease payments during the same period. The estimated fair market value of the contract as at March 31, 2005 is a loss of CAD $437,000.

Subsequent to the quarter end, the Corporation entered into contracts to fix the foreign exchange rates at a weighted average rate of 1.22 on future debt facilities totalling US $109 million for the purchase of four aircraft during the period from July to September 2005.

5. Share capital:

(a) Issued:

	Three months ended March 31, 2005	
	Number	Amount
Common shares:		
Balance, beginning of period	125,497,407	$ 390,469
Exercise of options	850,186	1,644
Stock-based compensation expense	-	136
Issued from treasury	681,559	9,201
Issued on rounding of stock split		-
Share issuance costs		-
Tax benefit of issue costs		-
Balance, end of period	127,029,152	$ 401,450

	12 months ended December 31, 2004		Three months ended March 31, 2004	
	Number	Amount	Number	Amount
Common shares:				
Balance, beginning of period	123,882,490	$ 376,081	123,882,490	$ 376,081
Exercise of options	1,611,721	13,949	660,032	6,207
Stock-based compensation expense	-	445	-	258
Issued from treasury	-	-	-	-
Issued on rounding of stock split	3,196	-		
Share issuance costs		(10)		(2)
Tax benefit of issue costs		4		-
Balance, end of period	125,497,407	$ 390,469	124,542,522	$ 382,544

The Corporation has an Employee Share Purchase Plan ("ESPP") whereby the Corporation matches every dollar contributed by each employee. Under the terms of the ESPP the Corporation has the option to acquire common shares on behalf of employees through open market purchases or to issue new shares from treasury at the current market price. For the period January to March 2005, shares under the ESPP were issued from treasury at the current market price. For the three months ended March 31, 2005 $4,600,500 of common shares were issued from treasury (12 Months ended December 31, 2004 - $nil, three months ended March 31, 2004 - $nil) representing the Corporation's matching contribution from treasury for employee contributions, for which no cash was exchanged. Current market price for common shares issued from treasury is determined based on the weighted average trading price of the common shares on the Toronto Stock Exchange for the five trading days preceding the issuance.

(b) Stock option plan:

Changes in the number of options, with their weighted average exercise prices, are summarized below:

	Three months ended March 31, 2005		12 months ended December 31, 2004		Three months ended March 31, 2004	
	Number	Weighted average	Number	Weighted average	Number	Weighted average

	Options	Weighted average of exercise price	Options	Weighted average of exercise price	Options	Weighted average of exercise price
Stock options outstanding, beginning of period	10,682,082	$ 12.37	9,809,753	$ 10.78	9,809,753	$ 10.78
Granted	207,681	$ 12.07	2,927,875	$ 15.73	-	$ -
Exercised	(2,432,995)	$ 9.79	(1,959,002)	$ 9.42	(660,032)	$ 9.41
Cancelled	(29,857)	$ 14.56	(96,544)	$ 12.83	(42,963)	$ 11.81
Stock options outstanding, end of period	8,426,911	$ 13.09	10,682,082	$ 12.37	9,106,758	$ 10.87
Exercisable, end of period	2,287,477	$ 12.06	4,694,357	$ 10.88	868,044	$ 9.07

Under the terms of the Corporation's stock option plans, a cashless settlement alternative is available whereby option holders can either (a) elect to receive shares by delivering cash to the Corporation in the amount of the options or (b) elect to receive a number of shares equivalent to the market value of the options over the exercise price. For the three months ended March 31, 2005, option holders exercised 2,259,932 (12 months ended December 31, 2004 - 449,635, three months ended March 31, 2004 - nil) options on a cashless settlement basis and received 677,123 (12 months ended December 31, 2004 - 102,354, three months ended March 31,2004 - nil) shares.

(c) Per share amounts:

The following table summarizes the common shares used in calculating net earnings (loss) per common share:

	Three months ended March 31 2005	2004
Weighted average number of common shares outstanding - basic	125,853,313	124,274,411
Effect of dilutive employee stock options	-	3,004,198

Weighted average number of common shares outstanding - diluted	125,853,313	127,278,609

For the three months ended March 31, 2005, a total of 8,426,911 options were not included in the calculation of dilutive potential common shares as the result would be anti-dilutive.

(d) Stock-based compensation

On January 1, 2004 the Corporation changed its accounting policy related to stock options granted on or after January 1, 2002. Under the new policy, the Corporation determines the fair value of stock options on their grant date and records this amount as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. The Corporation has retroactively adopted changes without restatement of prior periods on January 1, 2004 which resulted in retained earnings decreasing by $10.1 million and an offsetting entry to contributed surplus.

As new options are granted, the fair value of these options will be expensed over the vesting period, with an offsetting entry to contributed surplus. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Upon the exercise of stock options, consideration received together with amounts previously recorded in contributed surplus is recorded as an increase in share capital.

Employee compensation expense included in flight operations and general and administration expenses totalled $3,536,000 (2004 - $2,487,000) for the three months ended March 31, 2005 related to the vesting of the outstanding stock options issued on or after January 1, 2002 to officers and certain employees of the Corporation.

The fair market value of options granted during the three months ended March 31, 2005 and the weighted average assumptions used in their determination are as follows:

Weighted average fair market value per option	$ 4.09
Average risk-free interest rate	3.60%
Average volatility	40%
Expected life (years)	3.5
Dividends per share	$ 0.00

During the three months ended March 31, 2004 no stock options were granted.

(e) Contributed surplus:

Changes to contributed surplus were as follows:

	Three months ended March 31, 2005	12 months ended December 31, 2004	Three months ended March 31, 2005
Balance, beginning of year	21,977	-	-
Stock-based compensation - adoption	-	10,117	10,117
Stock-based compensation expense	3,536	12,305	2,487
Stock options exercised	(136)	(445)	(258)
Balance, end of period	25,377	21,977	12,346

6. Commitments and contingencies

The Corporation has entered into operating leases and agreements for aircraft, buildings, computer hardware and software licenses, satellite programming, and capital leases relating to aircraft. The obligations are as follows:

	Capital Leases	Operating Leases
2005	$ 4,131	$ 68,622
2006	1,531	88,864
2007	-	86,455
2008	-	86,000
2009	-	83,902
2010 and thereafter	-	421,144
Total lease payments	5,662	$ 834,987
Less imputed interest at 7.90%	(208)	
Net minimum lease payments	5,454	
Less current portion of obligations under capital lease	(5,454)	
Obligations under capital lease	$ -	

The Corporation's capital leases are denominated in US dollars. The obligations in US dollars are 2005 - $3,400,000, 2006 - $1,260,000.

Included in operating leases are US dollar operating leases primarily related to aircraft. The obligations of these operating leases in US

dollars are 2005 - $48,492,000, 2006 - $67,682,000, 2007 - $67,119,000, 2008 - $67,119,000, 2009 - $67,119,000, 2010 and thereafter - $331,273,000.

As at March 31, 2005 the Corporation has committed to purchase eight 737-600s and five 737-700s Next-Generation aircraft for delivery between 2005 and 2006. The Corporation has entered into arrangements to lease five 737-800 aircraft to be delivered during April to June 2005 for a term of 10 years in US dollars with an independent third party. Subsequent to the quarter-end, the Corporation converted purchase options into firm deliveries in 2006 for three Boeing 737-600 aircraft, which have been reflected below.

The remaining estimated amounts to be paid in deposits and purchase prices in US dollars relating to the purchases of the remaining aircraft, live satellite television systems and winglets are as follows:

2005	$ 233,544
2006	256,277
	$ 489,821

Contingencies:

An Amended Fresh as Amended Statement of Claim was filed by Air Canada and ZIP Air Inc. in the Ontario Superior Court on March 11, 2005 against the Corporation, two officers, two employees, two former officers, and one former employee (the "Defendants"). The principal allegations are that the Defendants unlawfully obtained confidential flight load and load factor information from Air Canada's employee travel website and, as a result, the Plaintiffs have suffered damages and the Defendants have benefited from having access to the alleged confidential information. The Plaintiffs are seeking damages, aggregating $220 million, but the Plaintiffs have provided no details or evidence to substantiate their damages claim.

A Statement of Claim was also filed by Jetsgo Corporation in the Ontario Superior Court on October 15, 2004 against the Corporation, an officer, and a former officer (the "defendants"). The principal allegations are that the defendants conspired together to unlawfully obtain Jetsgo's proprietary information and to use this proprietary information to harm Jetsgo and benefit WestJet. The Plaintiff is seeking damages, in an amount to be determined plus $50 million, but the Plaintiff has provided no details or evidence to substantiate its claim.

Based on the results to date of (i) an internal investigation, (ii) advice from independent industry experts, and (iii) cross-examinations of witnesses in the Air Canada proceedings, management believes the amounts claimed are substantially without merit. The amount of loss, if any, to the Corporation as a result of these two claims cannot be

reasonably estimated. The defense and investigation of these claims are continuing.

The Corporation is party to other legal proceedings and claims that arise during the ordinary course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material effect upon the Corporation's financial position, results of operations or cash flows.

7. Employee profit share provision:

The provision for employee profit share is estimated based on actual year-to-date earnings results. The actual employee profit share amount is to be determined by the Board of Directors based on audited financial results at the completion of the financial year.

8. Comparative figures:

Certain prior period balances have been reclassified to conform to current period's presentation.

/T/

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

WestJet
Media Relations
Gillian Bentley
(403) 444-2615

OR

WestJet
Investor Relations
Jeremy Forrest
(403) 444-2254
(403) 444-2261 (FAX)
Website: www.westjet.com



MEDIA ADVISORY

WestJet Analysts' First Quarter Conference Call, Annual Meeting Reminder

CALGARY, Alberta. April 21, 2005. Media and interested members of the public are advised that WestJet will hold its analysts' conference call on April 27, 2005 at 9:00 a.m. MDT following the release of its 2005 first quarter results.

The live conference call will be available through the toll-free telephone number 1-877-871-4107. Participants are encouraged to join the call 10 minutes prior to the scheduled start, at 8:50 a.m. MDT. The call can also be heard live through an Internet webcast in the Investor Relations section of www.westjet.com.

Clive Beddoe, WestJet's President and CEO, and Sandy Campbell, Executive Vice-President and CFO, will discuss WestJet's 2005 first quarter financial results.

Following the analysts' question and answer session, members of the media are invited to participate in a question and answer period as time permits.

A recording of the conference call will be archived on the Internet for 90 days following the call in the Investor Relations section of www.westjet.com. A recording of the call can also be accessed by calling 1-800-558-5253 (quote reservation number 21244070) until May 4, 2005.

Annual Meeting
WestJet is holding its Annual and Special Meeting on April 27, 2005 at 2:00 p.m. MDT at its Calgary hangar, 21 Aerial Place NE. Shareholders, media and members of the public are invited to attend.

- 30 -

For additional information, please contact:

WestJet Media Relations:
Gillian Bentley, 403-444-2615

WestJet Investor Relations:
Jeremy Forrest, 403-444-2254



FOR IMMEDIATE RELEASE

WestJet Announces All-Jet Service to Charlottetown, P.E.I.

CALGARY, Alberta. April 20, 2005. WestJet today announced that it is adding seasonal service to the new market of Charlottetown, Prince Edward Island between June 28, 2005 and September 15, 2005. Fares start as low as $174 and seats are available for sale immediately.

"WestJet is thrilled to offer new low-fare service for the people of P.E.I. this summer," said Sean Durfy, WestJet's Executive Vice-President, Marketing and Sales. "Not only will Islanders be able to take advantage of WestJet's great customer service and comfortable aircraft, but we look forward to bringing many tourists to P.E.I. to experience the province's countless and varied attractions."

Prince Edward Island Premier Pat Binns said, "We are very pleased that WestJet has chosen to incorporate Charlottetown into its expanding route network. Prince Edward Island has many unique attractions to offer visitors, and we are looking forward to welcoming WestJet and their guests to the Island all summer long."

WestJet will offer non-stop service every day between Charlottetown and Toronto and connecting service daily between Charlottetown and Calgary, and Charlottetown and Abbotsford. One-stop service is available six days a week between Charlottetown and Vancouver, with connecting service six days a week between Charlottetown and Edmonton, and Charlottetown and Montréal. One-way fares start as low as:

Destination	Fare
Montréal	$174
Toronto	$190
Ottawa	$204
Calgary	$350
Edmonton	$379
Vancouver	$415
Abbotsford	$425

WestJet will serve the province's 138,000 residents with its new 166-seat Boeing Next-Generation 737-800 aircraft.

About WestJet
WestJet is Canada's leading low-fare airline offering scheduled service throughout its 33-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television on its 737-700 fleet, WestJet strives to be the number one choice for travellers.

- 30 -

Contact: WestJet Public Relations and Communications
Telephone: (403) 444-2615
Facsimile: (403) 444-2261
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet Announces Summer Schedule Increases

CALGARY, Alberta. April 20, 2005. WestJet today announced its summer schedule increases, including the addition of 66 non-stop flights per week between cities throughout its current network. This new schedule includes capacity increases for the cities of Vancouver, Calgary, Toronto, Halifax, Moncton, Windsor, London and Comox. The airline also announced new seasonal service to Charlottetown, P.E.I. for travel from June 28 through September 15, 2005.

Sean Durfy, WestJet's Executive Vice President of Marketing & Sales, commented today: "We are pleased to be enhancing our overall schedule of flights across Canada, including the commencement of service to Charlottetown, P.E.I. This summer will be especially exciting for our guests, as on many of our new and existing flights guests will have the opportunity to experience live seatback satellite television. This feature is currently installed on 35 of our 39 state-of-the-art Next-Generation 700-series aircraft, and we expect the remaining four aircraft to be equipped within weeks."

As of August 1, 2005 WestJet will operate 1877 weekly departures, offering 125 non-stop city pairs and 33 destinations. A complete list of WestJet's schedule changes is available in the accompanying Schedule Change Backgrounder.

WestJet is Canada's leading low-fare airline offering scheduled service throughout its 33-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television on its 737-700 fleet, WestJet strives to be the number one choice for travellers.

- 30 -

Contact: WestJet Public Relations and Communications
Telephone: (403) 444-2615
Facsimile: (403) 444-2261
Website: www.westjet.com

WestJet Schedule Change Backgrounder

Changes Effective June 28, 2005

From	To	Increase	Total
Vancouver	Toronto	6	34
Toronto	Vancouver	6	33
Toronto	Charlottetown	7	7
Charlottetown	Toronto	7	7
Calgary	Halifax	6	7
Halifax	Calgary	6	7
Calgary	Moncton	1	1
Moncton	Calgary	1	1

Changes Effective August 1, 2005

From	To	Increase	Total
Calgary	Comox	6	20
Comox	Calgary	6	20
Calgary	Windsor	4	7
Windsor	Calgary	4	7
Calgary	London	3	7
London	Calgary	3	7



FOR IMMEDIATE RELEASE

WestJet Provides Update on Non-Canadian Ownership Levels

CALGARY, Alberta. April 18, 2005. WestJet advises that at the close of trading on April 18, 2005, the non-Canadian ownership level of its common shares was 21.0%. This represents a decrease of 2,578,510 shares or a net 2.0 percentage-point decrease in non-Canadian ownership of WestJet common shares since March 24, 2005, the last time WestJet reported non-Canadian ownership levels.

Under Canadian law, non-Canadian ownership of airline voting shares is limited to 25% of outstanding shares. WestJet has established special operating procedures for non-Canadian transfers and monitoring of the non-Canadian ownership levels of its voting shares.

Non-Canadians wanting to buy WestJet shares can reserve the right to obtain transfers by contacting WestJet's transfer agent, CIBC Mellon Trust Company (CIBC Mellon), to obtain a reservation number after completing a reservation application. If sufficient common shares are available, WestJet's transfer agent will record a reservation number, the number of common shares assigned and the applicable expiry date of the reservation, and return the application with those details to the applicant within two hours of receipt.

If insufficient or no common shares are available for non-Canadian shareholders, CIBC Mellon will so advise the applicant within two hours of receipt of its reservation application. WestJet's policy is to permit reservations to stand for four business days when non-Canadian ownership levels exceed 21.0%. A reservation number is valid for one transfer only and the transfer must be received prior to the expiry date, being 4:30 p.m. (Mountain Time) on the fourth business day after the reservation number has been issued (tenth business day if non-Canadian ownership levels are below 21.0%). Common shares for non-Canadians are not permitted to be held by the Canadian Depository for Securities or any other depository.

The non-Canadian reservation application may be found in the investor relations section of WestJet's website at www.westjet.com or by calling CIBC Mellon at 1-800-387-0825 (within North America) or 1-403-232-2400 (outside North America) between 7:30 a.m. and 4:30 p.m. (Mountain Time) Monday to Friday, excluding statutory holidays.

WestJet intends to issue further press releases promptly following any incremental increase or decrease of non-Canadian ownership of one per cent or more of its outstanding common shares for so long as non-Canadian ownership is in the aggregate in excess of 21% of outstanding common shares.

WestJet's Articles of Incorporation include the obligation of WestJet to refuse to recognize all ownership rights that would otherwise be attached to any voting shares held contrary to ownership restrictions, by deeming all such shares to be struck from its register of securities. In addition, in circumstances where non-Canadian holders of common shares hold in excess of 25% of the voting rights of those eligible to vote at a WestJet shareholders' meeting, the voting rights of those holders will be reduced pro-rata such that voting rights of non-Canadians will be limited to 25% of the rights attaching to all common shares represented at a meeting.

- 30 -

Contact: Public Relations and Communications
Telephone: (403) 444-2615
Facsimile: (403) 444-2261
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet Accepts Delivery of First New 737-800 Aircraft; Converts Three 737-600 Purchase Options into Firm Deliveries

CALGARY, Alberta. April 8, 2005. WestJet, Canada's leading low-fare airline, took formal delivery of its first new Boeing Next-Generation 737-800 aircraft today. In 2005, the airline will accept delivery of a total of five 737-800s, seven 737-700s (three of which have already been delivered) and three 737-600s.

WestJet today also announced that it has agreed to convert purchase options into firm deliveries in 2006 for three Boeing Next-Generation 737-600 aircraft for a total of eight 737-600s and one 737-700 to be delivered in 2006. The airline has purchase options with Boeing for seven additional 737 aircraft for delivery in 2006. WestJet's aircraft to be delivered in 2006 are eligible for financing support from the Export-Import bank of the United States.

The 737-800, which has a seating capacity of 166, is the largest aircraft in WestJet's fleet and provides greater opportunities for adding low-cost capacity to high-demand routes. The 737-700 has 136 seats, the 737-600 has 119 seats and the 737-200 has 125 seats. The smaller 737-600 will allow WestJet to add limited capacity on newer routes and between smaller centres.

The first new 737-800, which is equipped with blended winglets, will focus service on long-haul routes. Blended winglets increase lift, which improves fuel efficiency, lowers emissions and reduces engine-maintenance costs.

Tim Morgan, WestJet's Executive Vice-President of Operations, said "We are thrilled today to be extending our family of Boeing 737 aircraft. By integrating Boeing Next-Generation 737-600 and 737-800 models into our current fleet, we will be able to better serve numerous markets of varying distance with seasonal fluctuations in demand. The increased fuel efficiency and guest comforts offered by the new aircraft will help WestJet continue to be travellers' first choice for affordable and friendly travel. This is a very important and historic milestone for our company."

WestJet's Next-Generation aircraft are 30% more fuel efficient on an available seat mile basis, while offering guests greater legroom, a quieter ride and leather seats.

WestJet is Canada's leading low-fare airline offering scheduled service throughout its 32-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-fare high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television on its 737-700 fleet, WestJet strives to be the number one choice for travellers.

- 30 -

Contact: WestJet
Public Relations and Communications
Telephone: (403) 444-2615
Facsimile: (403) 444-2261
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet's March Load Factor Increases to 77.8%

CALGARY, Alberta. April 6, 2005. WestJet announced its traffic statistics for March 2005 today, featuring a 54.7% increase in revenue passenger miles (RPMs) to 722.7 million, up from 467.0 million in March 2004. Year to date, RPMs increased 42.1% to 1,934.7 million from 1,361.7 million in the same period in 2004.

WestJet's load factor for March 2005 increased 10.1 percentage points to 77.8% compared with 67.7% in March 2004. During the first three months of 2005, the company's load factor increased 5.8 percentage points to 73.6% compared with 67.8% during the same period in 2004.

Available seat miles (ASMs) grew 34.7% to 929.1 million in March 2005, up from 689.5 million in March 2004. Year to date, ASMs have increased 31.0% to 2,630.2 million, up from 2,007.5 million in the same three-month period in 2004.

WestJet is Canada's leading low-fare airline offering scheduled service throughout its 33-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-fare high-value flying in Canada. With increased legroom, leather seats and live seatback television on its new fleet of Boeing Next-Generation 737-700 aircraft, WestJet strives to be the number one choice for travellers.

- 30 -

Contact: WestJet
Public Relations and Communications
Telephone: (403) 444-2615
Facsimile: (403) 444-2261
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet Provides Update on Non-Canadian Ownership Levels

CALGARY, Alberta. March 24, 2005. WestJet advises that at the close of trading on March 24, 2005, the non-Canadian ownership level of its common shares was 23.0%. This represents a decrease of 994,992 shares or a net 1.1 percentage-point decrease in non-Canadian ownership of WestJet common shares since January 12, 2005, the last time WestJet reported non-Canadian ownership levels.

Under Canadian law, non-Canadian ownership of airline voting shares is limited to 25% of outstanding shares. WestJet has established special operating procedures for non-Canadian transfers and monitoring of the non-Canadian ownership levels of its voting shares.

Non-Canadians wanting to buy WestJet shares can reserve the right to obtain transfers by contacting WestJet's transfer agent, CIBC Mellon Trust Company (CIBC Mellon), to obtain a reservation number after completing a reservation application. If sufficient common shares are available, WestJet's transfer agent will record a reservation number, the number of common shares assigned and the applicable expiry date of the reservation, and return the application with those details to the applicant within two hours of receipt.

If insufficient or no common shares are available for non-Canadian shareholders, CIBC Mellon will so advise the applicant within two hours of receipt of its reservation application. WestJet's policy is to permit reservations to stand for four business days when non-Canadian ownership levels exceed 21.0%. A reservation number is valid for one transfer only and the transfer must be received prior to the expiry date, being 4:30 p.m. (Mountain Time) on the fourth business day after the reservation number has been issued (tenth business day if non-Canadian ownership levels are below 21.0%). Common shares for non-Canadians are not permitted to be held by the Canadian Depository for Securities or any other depository.

The non-Canadian reservation application may be found in the investor relations section of WestJet's website at www.westjet.com or by calling CIBC Mellon at 1-800-387-0825 (within North America) or 1-403-232-2400 (outside North America) between 7:30 a.m. and 4:30 p.m. (Mountain Time) Monday to Friday, excluding statutory holidays.

WestJet intends to issue further press releases promptly following any incremental increase or decrease of non-Canadian ownership of one per cent or more of its outstanding common shares for so long as non-Canadian ownership is in the aggregate in excess of 21% of outstanding common shares.

WestJet's Articles of Incorporation include the obligation of WestJet to refuse to recognize all ownership rights that would otherwise be attached to any voting shares held contrary to ownership restrictions, by deeming all such shares to be struck from its register of securities. In addition, in circumstances where non-Canadian holders of common shares hold in excess of 25% of the voting rights of those eligible to vote at a WestJet shareholders' meeting, the voting rights of those holders will be reduced pro-rata such that voting rights of non-Canadians will be limited to 25% of the rights attaching to all common shares represented at a meeting.

- 30 -

Contact: Public Relations and Communications
Telephone: (403) 444-2615
Facsimile: (403) 444-2261
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet Comments on Current Price of Airfares; Sheds Light on Fare Pricing Following Jetsgo's Demise

CALGARY, Alberta. March 15, 2005. WestJet commented today on the current price of its airfares in response to public concerns over the price of fares since Jetsgo's demise.

In 1996, WestJet launched service with a cost structure that allowed it to offer airfares below what had ever been seen in the Canadian airline industry. WestJet's fares, and the competitive response to those low fares, dramatically reduced the price of flying in every market the airline entered.

With its high-efficiency structure and motivated, non-unionized workforce, WestJet is still the sustainable low-fare leader for flights within Canada and to the United States.

As the custodian of capital invested by shareholders, and as the custodian of money given to WestJet in the form of advance airfare purchases, WestJet has a responsibility to operate in a profitable manner to ensure its continued viability. Unfortunately, it has become evident that not all airlines share these values.

By continually offering fares too low to cover the costs of providing air service, including airfares as low as $1, Jetsgo was the key contributor to artificially lowering airfares in Canada. To remain competitive, WestJet and other Canadian airlines have had to lower their own airfares below sustainable levels for many months.

For a business to be successful, it is necessary to price a service or product competitively. It is equally important that prices cover costs and the business generates an acceptable profit as determined by shareholders. Jetsgo's pricing strategy clearly did not allow the airline to meet its costs or allow for a profit, and this model was not sustainable on a long-term basis.

Jetsgo's unsustainably low fares ultimately have been a disservice to the flying public. Notwithstanding the estimated 17,000 former Jetsgo customers affected by the abrupt halt to their operations, Canadians have also become accustomed to airfares so low that no airline is able to offer them successfully. Some members of the public now seem to have an inaccurate understanding of the actual costs involved in operating an airline and the airfares that must be charged to sustain the service carriers provide.

Sean Durfy, WestJet's Executive Vice-President of Marketing and Sales, said today: "We can appreciate that travellers have become accustomed to very low fares offered by all Canadian carriers. This is unfortunate because the irrationally low prices in the market made it very difficult for airlines to operate successfully, which had a negative impact on the industry.

"WestJet's pricing model has not changed since Jetsgo exited the market; we have merely ceased offering defensive seat sales to the extent that we have in recent months. Our bookings have increased since March 11 from already high levels, and consequently, our flights are filling up and

some travellers are paying higher short-notice and walk-up fares as a result. Fares are generally lower when booked further in advance of the travel date.

"WestJet is committed to offering Canadians low fares now and into the future. We are confident that our guests and the flying public will understand that we are simply operating our business in a way that ensures we remain viable. We operate with one of the lowest cost structures in the airline industry, and this will always be reflected in the low fares we charge our guests."

WestJet provides scheduled service to 33 North American cities and charter service to 26 destinations in eight countries. The airline operates a fleet of 57 aircraft featuring 39 Boeing Next-Generation 737 aircraft.

- 30 -

Contact: WestJet
Public Relations and Communications
Telephone: (403) 444-2615
Facsimile: (403) 444-2261
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet Updates Stranded Jetsgo Customers

CALGARY, Alberta. March 11, 2005. WestJet issued an update today outlining its efforts to assist stranded Jetsgo customers following Jetsgo's cessation of operations.

WestJet has implemented a plan to assist Jetsgo customers stranded throughout Canada and the United States to return home. Between 12:01 a.m. MST on March 11, 2005 and 12:01 a.m. MST on March 14, 2005, WestJet will attempt to provide stranded Jetsgo customers with special fares on confirmed seats in all markets previously served by both Jetsgo and WestJet.

WestJet is the only airline in Canada to offer special fares to stranded Jetsgo customers and is working diligently to increase its capacity in order to meet the sudden demand from travellers. WestJet plans to help the Canadian airline industry recover from this peak in demand and is exploring opportunities to add extra flights and charter flights to assist the travelling public.

March is typically a busy month for airlines, with many students and families vacationing during this time. Because numerous WestJet flights already operate with higher load factors during this period, and with the dramatic influx in demand for WestJet flights following Jetsgo's announcement, the availability of special fares is declining rapidly, particularly on popular routes. Since announcing this offer at 12:01 a.m. MST on March 11, 2005, the vast majority of these special fares have already been sold.

Prior to the airline ceasing operations, Jetsgo competed with WestJet in the following markets: Victoria, Vancouver, Prince George, Kelowna, Calgary, Edmonton, Fort McMurray, Saskatoon, Regina, Winnipeg, Toronto, Ottawa, Montréal, Moncton, Halifax, St. John's, Los Angeles, New York, Fort Lauderdale and Orlando.

Travellers can book WestJet flights online at www.westjet.com, through WestJet's call centre at 1-800-538-5696 (toll-free) or 250-5839 (in Calgary) or contact their local travel agency. Stranded Jetsgo passengers are encouraged to contact their credit card companies or travel insurance companies to seek compensation for their Jetsgo booking.

WestJet provides scheduled service to 33 North American cities and charter service to 26 destinations in eight countries. The airline operates a fleet of 56 aircraft featuring 38 Boeing Next-Generation 737 aircraft.

- 30 -

Contact: WestJet
Public Relations and Communications
Telephone: (403) 444-2615
Facsimile: (403) 444-2261
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet Comments on Jetsgo Announcement

CALGARY, Alberta. March 11, 2005. WestJet commented today on Jetsgo's announcement to cease all operations effective immediately. Jetsgo will be asking that the Quebec Superior Court immediately grant it protection under the Companies' Creditors Arrangement Act.

Jetsgo announced the following: "Passengers are advised to make alternative travel arrangements prior to going to the airport as there will be no Jetsgo staff or aircraft available. Travellers seeking to return to their point of origin must make alternative arrangements with other airlines or with their travel agent or tour operator."

WestJet has implemented a plan to aid Jetsgo's stranded customers. Until 12:00 a.m. on March 14, 2005, WestJet will provide stranded Jetsgo customers with special fares on confirmed seats in all markets served by WestJet and Jetsgo, before its announcement of its cessation of operations. These special fares are subject to availability and WestJet will assess the need to extend these fares on a day-to-day basis.

Prior to the airline ceasing operations, Jetsgo competed with WestJet in the following markets: Victoria, Vancouver, Prince George, Kelowna, Calgary, Edmonton, Fort McMurray, Saskatoon, Regina, Winnipeg, Toronto, Ottawa, Montréal, Moncton, Halifax, St. John's, Los Angeles, New York, Fort Lauderdale and Orlando.

Jetsgo customers can book WestJet flights online at www.westjet.com or through WestJet's Sales Super Centre at 1-800-538-5696 (toll-free) or 250-5839 (in Calgary). Stranded Jetsgo passengers are encouraged to contact their credit card companies or travel insurance companies to seek compensation for their Jetsgo booking.

WestJet provides scheduled service to 33 North American cities and charter service to 26 destinations in eight countries. The airline operates a fleet of 56 aircraft featuring 38 Boeing Next-Generation 737 aircraft.

- 30 -

Contact: WestJet
Public Relations and Communications
Telephone: (403) 444-2615
Facsimile: (403) 444-2261
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet Assists Jetsgo Crews

CALGARY, Alberta. March 11, 2005. WestJet today announced that it is offering $35 standby fares (plus all applicable taxes and fees) to stranded Jetsgo crews including flight attendants, pilots and maintenance personnel. This standby fare will be available until Sunday, March 13, 2005 at 12:01 a.m. MST.

Seats at this $35 standby fare are offered on a space-available basis.

To take advantage of this offer, Jetsgo crewmembers must phone WestJet's call centre at 1-877-435-9952 (toll-free) or 444-2483 (in Calgary).

WestJet provides scheduled service to 33 North American cities and charter service to 26 destinations in eight countries. The airline operates a fleet of 56 aircraft featuring 38 Boeing Next-Generation 737 aircraft.

- 30 -

Contact: WestJet
Public Relations and Communications
Telephone: (403) 444-2615
Facsimile: (403) 444-2261
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet Announces New Service to San Diego, California

CALGARY, Alberta. March 10, 2005. WestJet today announced it will begin offering new seasonal service to San Diego, California June 2 to October 11, 2005.

WestJet will offer three weekly non-stop flights between Calgary and San Diego, with connecting service from Ottawa, Toronto, Hamilton, Winnipeg, Regina, Saskatoon, Edmonton, Abbotsford, Kelowna, Vancouver and Victoria.

WestJet has also made a number of enhancements to their schedule, featuring additional non-stop flights between Calgary and San Francisco, Los Angeles, Winnipeg, and Kelowna, and between Kelowna and Vancouver. A complete list of WestJet's schedule enhancements is available in the accompanying Schedule Change Backgrounder.

Sean Durfy, WestJet's Executive Vice President of Marketing & Sales, commented today: "I am very pleased to announce our new unique seasonal service to San Diego. Our existing service to the three California cities of San Francisco, Los Angeles, and Palm Springs has proved very popular, and we believe Canadians will jump at the opportunity to fly WestJet to the beautiful city of San Diego.

"In addition to our San Diego service, we have made a number of schedule changes on our most popular routes. These changes have been made to accommodate WestJet's plans to replace our entire fleet of 737-200 series aircraft with 16 Next-Generation 737 aircraft. With this accelerated replacement schedule, WestJet will operate the most modern fleet of aircraft in the country. This fleet will provide Canadians with the most exceptional flying experience, with more legroom, leather seats, and personal seatback live satellite television."

WestJet provides scheduled service to 33 North American cities and charter service to 26 destinations in eight countries. The airline operates a fleet of 56 aircraft featuring 38 Boeing Next-Generation 737 aircraft.

- 30 -

Contact: WestJet
Public Relations and Communications
Telephone: (403) 444-2615
Facsimile: (403) 444-2261
Website: www.westjet.com



WestJet Schedule Change Backgrounder

Changes Effective April 16, 2005	
Calgary - Los Angeles return	One additional Saturday non-stop flight added each way. WestJet will now offer 16 flights per week.

Changes Effective April 25, 2005	
Calgary - San Francisco return	One additional Sunday non-stop flight added each way. WestJet will now offer 10 flights per week.

Changes Effective May 2, 2005	
Calgary – Los Angeles return	Three weekly non-stop flights added each way. WestJet will now offer 22 flights per week.

Changes Effective June 2, 2005	
Calgary – San Diego return	This unique new destination will operate non-stop three days per week until October 11, 2005.
Calgary – Los Angeles return	One additional Sunday non-stop flight added each way. WestJet will now offer 24 flights per week.
Calgary – Winnipeg return	One additional non-stop flight 12 times a week. WestJet will now offer 79 flights per week.
Calgary – Kelowna return	One additional non-stop flight 12 times a week. WestJet will now offer 62 flights per week.
Vancouver – Kelowna return	One additional non-stop return flight daily. WestJet will now offer 54 flights per week.



FOR IMMEDIATE RELEASE

WestJet's February Load Factor Increases to 72.9%

CALGARY, Alberta. March 3, 2005. WestJet announced its traffic statistics for February 2005 today, featuring a 39.9% increase in revenue passenger miles (RPMs) to 597.8 million, up from 427.3 million in February 2004. Year to date, RPMs increased 35.5% to 1,212.0 million from 894.6 million in the same period in 2004.

WestJet's load factor for February 2005 increased 5.5 percentage points to 72.9% compared with 67.4% in February 2004. During the first two months of 2005, the company's load factor increased 3.3 percentage points to 71.2% compared with 67.9% during the same period in 2004.

Available seat miles (ASMs) grew 29.3% to 820.5 million in February 2005, up from 634.3 million in February 2004. Year to date, ASMs have increased 29.1% to 1,701.1 million, up from 1,318.0 million in the same two-month period in 2004.

Achieving a load factor increase is particularly significant for a growing airline. Not only were a larger percentage of WestJet's available seats filled in February 2005 compared to February 2004, but there were also 29.3% more seats to fill.

WestJet provides scheduled service to 32 North American cities and charter service to 26 destinations in eight countries. The airline operates a fleet of 56 aircraft featuring 38 Boeing Next-Generation 737 aircraft.

\- 30 -

Contact: WestJet
Public Relations and Communications
Telephone: (403) 444-2615
Facsimile: (403) 444-2261
Website: www.westjet.com

RECEIVED
2005 MAY -1 A 8:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE



WestJet Announces 2004 Year-End and Fourth Quarter Results

CALGARY, ALBERTA, February 15, 2005. WestJet (TSX:WJA) today announced its unaudited fourth quarter and December 31, 2004 year-end financial results. Total revenue for the fourth quarter increased to $273.7 million from $230.2 million in the same period in 2003. Revenue for the year was $1.06 billion compared with $863.6 million in 2003. Expenses for the fourth quarter amounted to $339.5 million, up from $202.3 million in the fourth quarter of 2003. For full-year 2004, expenses were up to $1.07 billion from $749.1 million in 2003.

The Company has elected to replace early its fleet of 737-200 aircraft, which necessitated incurring a $47.6 million write-down of these assets due to their shortened revenue life.

The cumulative effect of the accelerated replacement program and the weak operating environment has led to the airline reporting a net loss for the quarter of $46.3 million compared with net earnings of $12.8 million in the same period in 2003. For the year ended December 31, 2004, the airline reported a net loss of $17.2 million, down from net earnings of $60.5 million in 2003. Excluding the write-down, WestJet estimates it would have incurred a loss for the fourth quarter of $14.9 million and achieved net earnings for full-year 2004 of $18.4 million.

WestJet's loss from operations in the fourth quarter of 2004 including the write-down was $65.8 million compared with earnings from operations of $27.9 million during the same period in 2003. The airline's loss from operations in 2004 including the write-down was $9.9 million compared with earnings from operations of $114.5 million in 2003.

WestJet reported a fourth quarter 2004 diluted loss per share, including the write-down, of 37 cents compared to diluted earnings of 10 cents per share during the fourth quarter of 2003. The airline reported a diluted loss per share for the year, including the write-down, of 14 cents, down from diluted earnings per share of 52 cents for full-year 2003.

WestJet's unit costs, excluding the $47.6 million write-down in the fourth quarter of 2004, increased compared with fourth quarter 2003 to 11.7 cents per available seat mile (ASM) from 10.7 cents per ASM. The airline's costs in 2004 were higher than in 2003, with cost per ASM rising to 11.4 cents from 10.9 cents in 2003.

Unexpected and extremely high fuel prices were one of the elements that significantly impacted WestJet's costs throughout 2004. The cost of fuel represents the airline's second largest single expense and increased 18.9% over 2003 on an available seat mile basis. Compounding the impact of the high price of fuel was the higher operating cost environment as a result of increasing landing, terminal and airport improvement fees.

WestJet flew 1.68 billion revenue passenger miles (RPMs) in the fourth quarter of 2004, compared with 1.33 billion RPMs during the same quarter in 2003, and flew 6.28 billion RPMs in 2004, up from 4.85 billion RPMs in 2003. Capacity, as measured by available seat miles, increased in the fourth

quarter of 2004 to 2.49 billion ASMs, up from 1.89 billion ASMs in the fourth quarter of 2003. In 2004, capacity was up to 8.96 billion ASMs compared to 6.87 billion ASMs during the same period in 2003.

WestJet's load factor decreased 2.8-percentage points in the fourth quarter of 2004 to 67.5% from 70.3% during the same period in 2003. This was due to declines in October and November's load factors as a result of problems associated with the airline's revenue management system; however, this trend was reversed in December as the majority of these issues were resolved with a load factor of 74.7% compared with 73.6% in December 2003. As a result of stronger load factors earlier in 2004, the airline's load factor remained relatively stable year over year. Load factor for full-year 2004 reached 70.0% compared with 70.6% in 2003.

Yield, or revenue per revenue passenger mile, decreased to 16.3 cents in the fourth quarter of 2004 compared with 17.3 cents in the fourth quarter of 2003. In 2004, yield decreased to 16.9 cents compared with 17.8 cents in 2003. WestJet's average stage length grew from 684.7 miles in the fourth quarter of 2003 to 788.3 miles in the fourth quarter of 2004.

Clive Beddoe, WestJet's President and CEO, said today: "We are obviously disappointed with our financial performance in the fourth quarter of 2004, as well as our performance during the rest of the year. This was an extremely challenging year for our airline and for our industry as a whole as we had to deal with record high fuel prices, rising operating costs and fierce competition. Despite these challenges, we were able to grow our airline by 30%, maintain a load factor of 70% and reduce our costs in many areas as we adapt to these new market conditions.

"We have made the decision to accelerate the replacement of our 18 Boeing 737-200 aircraft such that they will all be replaced within the next 12 months by 16 Next-Generation aircraft in order to further our objective to be the lowest-cost airline in North America.

"Originally, our plans were to continue to operate our 737-200s on a progressive replacement basis to 2008; however, given the current price of fuel we will replace these aircraft over the next 12 months with five Next-Generation 737-600s, six Next-Generation 737-700s and five Next-Generation 737-800s. Execution of this new fleet plan will give WestJet the most modern and fuel-efficient fleet in Canada and allow us to grow the airline by a further 17%.

"By pursuing the early replacement of our 737-200 fleet, we incurred a $47.6 million write-down, however the result should bring about annualized savings to WestJet of approximately $30 million as our Next-Generation 737s are 30% more fuel efficient relative to their older counterparts and incur much lower maintenance costs. In addition to these advantages, we will gain crewing efficiencies as all of our pilots will be able to fly each of these variants of the 737 due to their common cockpit configuration and maintenance will be simplified as they each utilize the same parts and engines. We also believe that the uniformity of product across all of our routes with live satellite television being provided on all WestJet flights will give us a significant competitive advantage.

"Unfortunately, this year we also suffered through some internal growing pains as we outgrew our revenue and inventory management system. This prevented us from adjusting our fares with demand and displaying our seat

inventory accurately. This impacted our load factors throughout the last quarter of 2004 and required the redeployment of extensive resources in developing and implementing new systems in these areas. Although our revenue management troubles are largely behind us, they impacted October and November bookings by a total of approximately $15 to $20 million for the two months.

"In September 2004, we launched scheduled transborder service from Canada to the seven American cities of Los Angeles and San Francisco, California; Phoenix, Arizona; New York, New York; Orlando, Fort Lauderdale and Tampa, Florida; and launched service to Palm Springs, California in January 2005. Our aggressive launch of transborder service into these markets was also impacted by the fact that we focused much of our efforts on Florida during the worst hurricane season in 30 years. Losses on our transborder markets amounted to approximately $4.5 million in the fourth quarter, but the economics of 80% of these routes are now showing positive results. As I have said in the past, we will make decisions that are best for the long-term health of our airline, not merely for short-term profitability. Despite the risks that were associated with our move into these transborder markets, we are confident that this was the right decision for our airline and we are comfortable with the gains we are seeing on these routes in the first quarter of 2005.

"On December 1, 2004, we were very pleased to welcome Sean Durfy to our team as Executive Vice President, Marketing and Sales, and in January 2005, Hugh Dunleavy joined WestJet as our Vice President, Revenue. Sean will be responsible for the development of marketing strategies and Hugh will be working on the strategy and implementation of our new revenue management systems. We expect Sean and Hugh's extensive experience to benefit our business as a whole, and we are looking forward to seeing the positive contributions that we anticipate both will make to WestJet.

"We were very honoured to be ranked as the third Most Respected Corporation in Canada in the 2004 'Canada's Most Respected Corporations Survey' by Ipsos-Reid. I am extremely proud of the efforts of each and every WestJetter who helped us to be selected as the number one company in Canada for High Quality Service/Product, first place in Customer Service, second place in Human Resources Management, second place in Top of Mind and second place in Innovation and Product/Service Development. This recognition on a national scale underscores the importance of the value we place on hiring and training customer service-oriented people, and improving our airline through the addition of innovative products and services.

"Our partnership with BMO and AIR MILES continues to grow as the number of WestJet-branded credit cards increases in the marketplace and more Canadians are seeing the benefits that this card provides to enhance their ability to earn points and fly for free sooner to all of WestJet's destinations.

"We were very pleased to launch our first aircraft equipped with live seatback satellite television in July 2004, and by December 31, 2004 we had equipped 14 aircraft with this unique product. Our installation program remains on track and we expect the remaining aircraft in our fleet to be outfitted with this technology by late April 2005.

"This product offers our guests the ability to enjoy 24 channels of live Bell ExpressVu satellite television in the comfort of their own seat. From children's shows to movies and business news, each guest can select the channel that is the most interesting to them. Feedback from guests who have

used this product has been extremely positive and we expect that this differentiation of our product will increase loyalty to our carrier. Given our experience to date, we are even more confident that we will experience an incremental load factor and yield increase as a result of this service.

"Many of the cost challenges faced by the industry in 2004 will continue through the year ahead. High fuel prices will undoubtedly continue to be a challenge; however, I am confident that WestJet's growth and fleet strategy will put us in an optimal position to deal with this new reality. Being able to operate with the lowest and sustainable costs continues to be the most important factor that will determine the success of our airline in the future and WestJet has and will continue to lead the way in this critical area."

WestJet provides scheduled service to 32 North American cities and charter service to 26 destinations in eight countries. The airline operates a fleet of 56 aircraft featuring 38 Boeing Next-Generation 737 aircraft.

/T/

WestJet Airlines Ltd.
Consolidated Financial Statements
December 31, 2004
(Unaudited)

WestJet Airlines Ltd.
Consolidated Balance Sheets
December 31, 2004 and December 31, 2003
(Stated in Thousands of Dollars)

	December 31, 2004 (unaudited)	December 31, 2003
Assets		
Current assets:		
Cash and cash equivalents	$ 148,532	$ 241,384
Accounts receivable	12,814	11,781
Income taxes recoverable	2,854	-
Prepaid expenses and deposits	25,493	19,928
Inventory	5,382	3,764
	195,075	276,857
Property and equipment (note 3)	1,601,546	1,140,226
Other assets	80,733	59,775
	$ 1,877,354	$ 1,476,858

Liabilities and Shareholders' Equity

Current liabilities:		
Accounts payable and accrued liabilities	$ 91,885	$ 82,822
Income taxes payable	-	9,820
Advance ticket sales	81,991	58,086
Non-refundable guest credits	26,704	21,718
Current portion of long-term debt (note 4)	97,305	59,334
Current portion of obligations under capital lease (note 8(b))	6,564	6,297
	304,449	238,077
Long-term debt (note 4)	905,631	589,531
Obligations under capital lease (note 8(b))	-	7,015
Long-term liabilities (note 5)	10,000	-
Future income tax	67,382	61,423
	1,287,462	896,046
Shareholders' equity:		
Share capital (note 7(a))	390,469	376,081
Contributed surplus	21,977	-
Retained earnings	177,446	204,731
	589,892	580,812
Subsequent events (note 8)		
Commitments and contingencies (note 8)		
	$ 1,877,354	$ 1,476,858

WestJet Airlines Ltd.
Consolidated Statements of Earnings (loss) and Retained Earnings
For the periods ended December 31, 2004 and 2003
(Unaudited)
(Stated in Thousands of Dollars, Except Per Share Data)

	Three Months Ended December 31		Twelve Months Ended December 31	
	2004	2003	2004	2003
Revenues:				
Guest revenues	$ 240,353	$ 210,282	$ 933,407	$ 794,450
Charter and other	32,258	18,296	119,332	65,146
Interest Income	1,123	1,582	5,251	4,003

	273,734	230,160	1,057,990	863,599
Expenses:				
Aircraft fuel	75,941	40,634	241,473	155,756
Airport operations	49,885	34,785	173,397	122,066
Flight operations and navigational charges	41,070	29,568	148,396	104,955
Amortization (note 3)	69,576	16,793	126,338	63,208
Sales and marketing	21,616	16,158	83,948	57,871
Maintenance	21,194	17,939	78,283	75,718
General and administration	18,169	12,399	62,882	46,105
Interest expense	13,073	8,304	44,109	24,915
Inflight	12,188	9,048	43,705	32,146
Aircraft leasing	9,701	10,349	41,239	44,179
Customer service	7,099	6,333	24,119	22,213
	339,512	202,310	1,067,889	749,132
Earnings (loss) from operations	(65,778)	27,850	(9,899)	114,467
Non-operating income (expense):				
Loss on foreign exchange	(2,587)	(1,801)	(3,224)	(1,848)
Gain on disposal of property and equipment	86	195	63	631
	(2,501)	(1,606)	(3,161)	(1,217)
Employee profit share (note 9)	(2,923)	2,719	2,916	15,855
Earnings before income taxes	(65,356)	23,525	(15,976)	97,395

Income tax expense (reduction):				
Current	595	1,610	(4,771)	11,264
Future	(19,682)	9,152	5,963	25,592
	(19,087)	10,762	1,192	36,856
Net earnings (loss)	(46,269)	12,763	(17,168)	60,539
Retained earnings, beginning of period	223,715	191,968	204,731	144,192
Change in accounting policy (note 7(d))	-	-	(10,117)	-
Retained earnings, end of period	$ 177,446	$ 204,731	$ 177,446	$ 204,731
Earnings (loss) per share (note 7(C)):				
Basic	$ (0.37)	$ 0.10	$ (0.14)	$ 0.52
Diluted	$ (0.37)	$ 0.10	$ (0.14)	$ 0.52

Operating highlights:

(1) Write-down of $47,577,000 related to 200-series fleet write-down has been excluded from per-unit costs.

Available seat miles	2,488,669,459	1,890,673,957	8,963,103,389	6,871,715,636
Revenue passenger miles	1,679,756,695	1,328,797,919	6,277,332,668	4,852,506,652
Load factor	67.5%	70.3%	70.0%	70.6%
Revenue per passenger mile (cents)	16.3	17.3	16.9	17.8

Revenue per available seat mile (cents)	11.0	12.2	11.8	12.6
Cost per passenger mile (cents)(1)	17.4	15.2	16.3	15.4
Cost per available seat mile (cents)(1)	11.7	10.7	11.4	10.9
Fuel consumption (litres)	134,660,725	109,368,908	490,782,605	397,613,173
Fuel cost/litre (cents)	56.4	37.2	49.2	39.2
Segment guests	2,092,910	1,856,066	7,835,677	6,978,815
Average stage length	788.3	684.7	760.1	656.7
Number of full time equivalent employees at quarter end	4,024	3,396	4,024	3,396
Fleet size at quarter end	54	44	54	44

WestJet Airlines Ltd.
Consolidated Statements of Cash Flows
For the periods ended December 31, 2004 and 2003
(Unaudited)
(Stated in Thousands of Dollars)

	Three Months Ended December 31		Twelve Months Ended December 31	
	2004	2003	2004	2003
Cash flows from (used in):				
Operating activities:				
Net earnings (loss)	$(46,269)	$ 12,763	$(17,168)	$ 60,539
Items not involving cash:				
Amortization	69,576	16,793	126,338	63,208
Gain on disposal of property and equipment	(86)	(195)	(63)	(631)
Stock-based compensation expense	3,436	-	12,305	-
Issued from treasury stock	-	1	-	3,063

Future income tax expense	(19,682)	9,152	5,963	25,592
	6,975	38,514	127,375	151,771
(Increase) decrease in non-cash working capital	(1,404)	(21,410)	16,697	40,646
	5,571	17,104	144,072	192,417
Financing activities:				
Repayment of long-term debt	(22,989)	(13,311)	(75,819)	(49,158)
Increase in long-term debt	40,955	80,680	429,890	466,353
Decrease in obligations under capital lease	(1,555)	(1,559)	(6,381)	(6,498)
Increase in long-term liabilities	-	-	10,000	-
Share issuance costs	-	(6,242)	(10)	(6,297)
Increase in other assets	(2,149)	(10,146)	(23,711)	(25,101)
Issuance of common shares	(1)	153,931	13,949	165,545
	14,261	203,353	347,918	544,844
Investing activities:				
Aircraft additions	(90,967)	(118,082)	(546,242)	(564,130)
Other property and equipment additions	(8,321)	(7,448)	(41,545)	(34,249)
Other property and equipment disposals	103	606	2,945	2,092
	(99,185)	(124,924)	(584,842)	(596,287)
Increase (decrease) in cash	(79,353)	95,533	(92,852)	140,974
Cash, beginning of period	227,885	145,851	241,384	100,410
Cash, end of period	$148,532	$241,384	$148,532	$241,384

Cash interest and taxes paid during the 12 months ended December 31, 2004 were $42,346,000 (2003 - $21,938,000) and $7,903,000 (2003 - $9,426,000) respectively.

As at December 31, 2004 cash and cash equivalents include US $4,251,000 (2003 - $nil) of restricted cash.

WestJet Airlines Ltd.
Notes to Consolidated Financial Statements
For the periods ended December 31, 2004 and 2003
(Unaudited)
(Tabular Dollar Amounts are Stated in Thousands, Except Per Share Data)

The interim consolidated financial statements of WestJet Airlines Ltd. ("WestJet" or "the Corporation") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2003, except as disclosed below. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2003.

The Corporation's business is seasonal in nature, with the highest activity in the summer (third quarter) and the lowest activity in the winter (first quarter) due to the high number of leisure travellers and their preference to travel during the summer months.

1. Comparative figures:

   Certain prior period balances have been reclassified to conform to current period's presentation.

2. Maintenance costs:

   Maintenance and repairs, including major overhauls are charged to operating expenses as they are incurred.

3. Property and equipment:

December 31, 2004	Cost	Accumulated Depreciation	Net book value
Aircraft - 700 series	$ 1,282,308	$ 46,180	$ 1,236,128
Aircraft - 200 series	142,657	121,182	21,475
Ground property and equipment	109,334	34,586	74,748
Spare engines and parts - 700 series	52,641	4,777	47,864
Buildings	39,636	2,840	36,796
Aircraft under capital lease	31,304	26,781	4,523
Spare engines and parts - 200 series	24,397	16,523	7,874
Leasehold improvements	5,655	3,104	2,551
	1,687,932	255,973	1,431,959
Deposits on aircraft	156,943	-	156,943
Assets under construction	12,644	-	12,644
	$ 1,857,519	$ 255,973	$ 1,601,546

December 31, 2003	Cost	Accumulated Depreciation	Net book value

Aircraft - 700 series	$ 758,135	$ 17,265	$ 740,870
Aircraft - 200 series	152,487	70,424	82,063
Ground property and equipment	93,636	22,524	71,112
Spare engines and parts - 700 series	36,754	2,518	34,236
Buildings	39,474	1,852	37,622
Aircraft under capital lease	31,135	17,221	13,914
Spare engines and parts - 200 series	26,376	11,634	14,742
Leasehold improvements	5,055	2,377	2,678
	1,143,052	145,815	997,237
Deposits on aircraft	141,640	-	141,640
Assets under construction	1,349	-	1,349
	$ 1,286,041	$ 145,815	$ 1,140,226

The Corporation made the decision to accelerate the retirement dates of its older Boeing 737-200 aircraft to have all 200-series aircraft retired by the end of 2005 rather than in 2008 as planned under the previous schedule. As a result of the accelerated retirement dates on the 200-series aircraft, the Corporation evaluated the recoverability of the aircraft and the related rotable parts and equipment, and the 200-series simulator (the "200-series assets"). This analysis indicated the estimated undiscounted future cash flows generated by these 200-series assets on a specific asset basis were less than their carrying values. As a result, the carrying values of the 200-series assets were reduced to fair market value and the resulting impairment loss of $47,577,000 was included in amortization expense. Management estimated fair market value using third-party appraisals and recent sales and leasing transactions with consideration made for the currently available market for 200-series assets.

During the year, interest costs of $3,675,000 (2003 - $4,666,000) were capitalized to Aircraft - 700 series.

4. Long-term debt:

	December 31 2004	December 31 2003
$1,053,530,000 in 26 individual term loans, amortized on a straight-line basis over a 12-year term, repayable in quarterly principle instalments ranging from $768,000 to $955,000, guaranteed by the Ex-Im Bank, secured by 26 700-series aircraft, and maturing in 2014 through 2016. Twenty-five of these facilities include fixed rate weighted average interest at 5.46%. The remaining facility totalling $40,372,000 bears a floating interest rate at the Canadian LIBOR rate plus 0.08% (effective		

interest rate of 2.84% as at December 31, 2004) until the first scheduled repayment date in February 2005, after such time the interest rate on the loan will be fixed at a rate of 5.92% for the remaining term of the loan	$ 954,674	$ 600,047
$26,000,000 in two individual term loans, repayable in monthly instalments ranging from $106,000 to $156,000 including floating interest at the bank's prime rate plus 0.88% with an effective interest rate of 5.13% as at December 31, 2004, with varying maturities ranging between July 2008 and July 2013, secured by two Next-Generation flight simulators and cross-collateralized by one 200-series aircraft	21,684	23,751
$12,000,000 term loan repayable in monthly instalments of $108,000 including interest at 9.03%, maturing April 2011, secured by the Calgary hangar facility	11,075	11,360
$22,073,000 in six individual term loans, repayable in monthly instalments ranging from $25,000 to $87,000 including fixed rate weighted average interest at 8.43% all maturing in October 2005, secured by three 200-series aircraft	5,301	9,390
$4,550,000 term loan repayable in monthly instalments of $50,000 including floating interest at the bank's prime rate plus 0.50%, with an effective interest rate of 4.75% as at December 31, 2004, maturing April 2013, secured by the Calgary hangar facility	3,899	4,317
$6,939,000 in 11 individual term loans, amortized on a straight line basis over a five year term, repayable in monthly principal instalments ranging from $29,000 to $33,000 including floating interest at the Canadian LIBOR rate plus 0.08%, with a weighted average effective interest rate of 2.78%, maturing in 2009, guaranteed by the Ex-Im Bank and secured by certain 700-series aircraft	6,303	-
	1,002,936	648,865
Less current portion	97,305	59,334

	$ 905,631	$ 589,531

Future scheduled repayments of long-term debt are as follows:

2005	$ 97,305
2006	92,163
2007	92,332
2008	97,625
2009	91,027
2010 and thereafter	532,484
	$ 1,002,936

5. Long-term liabilities

The Corporation recorded $10,000,000 (2003 - $Nil) of unearned revenue related to the tri-branded credit card for future net retail sales. The unearned revenue will be drawn down commencing in May 2005 under this five-year agreement.

6. Financial instruments:

(a) Foreign exchange risk management

At December 31, 2004, the Corporation had US dollar cash and cash equivalents totalling US $28,440,000 (2003 - $29,942,000).

(b) Financing agreement

The Corporation had an agreement with Ontario Teachers' Pension Plan Board ("Ontario Teachers") for the right to require Ontario Teachers to purchase up to $100,000,000 of common shares, which expired on August 29, 2004 and was extended to September 10, 2004. The Corporation elected not to exercise the financing agreement and has included the 1% annual standby fee in general and administration expenses for the year ended December 31, 2004.

7. Share capital:

(a) Issued:

	Three Months Ended December 31, 2004		Twelve Months Ended December 31, 2004	
	Number	Amount	Number	Amount
Common shares:				

Balance, beginning of period	125,447,836	$ 390,465	123,882,490	$ 376,081
Exercise of options	49,571	-	1,611,721	13,949
Stock-based compensation		-		445
Issued on rounding of stock split	-	-	3,196	-
Share issuance costs		-		(10)
Tax benefit of issue costs		4		4
Balance, end of period	125,497,407	$ 390,469	125,497,407	$ 390,469

	Three Months Ended December 31, 2003		Twelve Months Ended December 31, 2003	
	Number	Amount	Number	Amount
Common shares:				
Balance, beginning of period	114,180,078	$ 226,205	112,349,414	$ 211,564
Exercise of options	423,411	3,920	1,672,007	12,472
Common share issue	9,279,000	150,011	9,279,000	150,011
Common shares issued from treasury	-	-	582,069	6,125
Share issuance costs	-	(6,242)	-	(6,297)
Tax benefit of issue costs	-	2,187	-	2,206
Balance, end of period	123,882,489	$ 376,081	123,882,490	$ 376,081

On May 7, 2004, the common shares of the Corporation were split on a three-for-two basis. All number of shares and per share amounts has been restated to reflect the stock split.

(b) Stock option plan:

Changes in the number of options, with their weighted average exercise prices, are summarized below:

	Three Months Ended December 31, 2004	Twelve Months Ended December 31, 2004

	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
Stock options outstanding, beginning of period	10,918,889	$ 12.32	9,809,753	$ 10.78
Issued	23,198	11.35	2,927,875	15.73
Exercised	(251,682)	9.79	(1,959,002)	9.42
Cancelled	(8,323)	16.02	(96,544)	12.83
Stock options outstanding, end of period	10,682,082	$ 12.37	10,682,082	$ 12.37
Exercisable, end of period	4,694,357	$ 10.88	4,694,357	$ 10.88

	Three Months Ended December 31, 2003		Twelve Months Ended December 31, 2003	
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
Stock options outstanding, beginning of period	10,238,355	$ 10.71	8,713,782	$ 9.99
Issued	1,268	18.41	2,905,688	11.21
Exercised	(423,411)	9.26	(1,672,006)	7.49
Cancelled	(6,459)	12.39	(137,711)	10.63
Stock options outstanding, end of period	9,809,753	$ 10.78	9,809,753	$ 10.78
Exercisable, end of period	1,384,362	$ 9.10	1,384,362	$ 9.10

At the Annual General Meeting held in April 2004, Shareholders approved the new 2004 stock option plan and an amendment to the 2003 stock option plan. The terms of the approved plans allow the holders of vested options a cashless settlement alternative whereby the option holder can either (a) elect to receive shares by delivering cash to the Corporation in the amount of the options or (b) elect to

receive a number of shares equivalent to the market value of the options over the exercise price. For the three months ended December 31, 2004, option holders exercised 251,682 options on a cashless settlement basis and received 49,571 shares. For the twelve months ended December 31, 2004, option holders exercised 449,635 options on a cashless settlement basis and received 102,354 shares.

(c) Per share amounts:

The following table summarizes the common shares used in calculating net earnings per common share:

	Three Months Ended December 31		Twelve Months Ended December 31	
	2004	2003	2004	2003
Weighted average number of common shares outstanding - basic	125,465,352	122,305,707	125,071,208	115,470,464
Effect of dilutive employee stock options	-	4,013,976	-	1,984,846
Weighted average number of common shares outstanding - diluted	125,465,352	126,319,683	125,071,208	117,455,310

For the year ended December 31, 2004 a total of 10,682,082 options were not included in the calculation of dilutive common shares as the result would be anti-dilutive.

(d) Stock-based compensation

On January 1, 2004 the Corporation changed its accounting policy related to stock options granted on or after January 1, 2002. Under the new policy, the Corporation determines the fair value of stock options on their grant date and records this amount as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. The Corporation has retroactively adopted the changes, without restatement of prior periods, on January 1, 2004 which resulted in retained earnings decreasing by $10,117,000 and an offsetting entry to contributed surplus.

As new options are granted, the fair value of these options will be expensed over the vesting period, with an offsetting entry to contributed surplus. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. Upon the exercise of stock options, consideration received together with amounts previously recorded in contributed surplus is recorded as an increase in share capital.

Employee stock option compensation expense is included in flight

operations and general and administration expenses totalled $3,436,000 million and $12,305,000 for the three and 12 months ended December 31, 2004 respectively related to the vesting during 2004 of the outstanding stock options issued on or after January 1, 2002 to officers and certain employees of the Corporation.

The fair market value of options granted during the three months ended December 31, 2004 and the weighted average assumptions used in their determination are as follows:

Fair market value per option	$ 3.84
Risk free interest rate	3.62%
Expected stock price volatility	40%
Expected life of options	3.5 years

8. Commitments and contingencies:

(a) Aircraft:

The Corporation has committed to purchase eight 737-600's and five 737-700's Next-Generation aircraft for delivery between 2005 and 2006. Subsequent to December 31, 2004, the Corporation entered into agreements with an independent third party to lease three 737-700 aircraft to be delivered during January to March 2005 for an eight-year term in US dollars. The Corporation also entered into arrangements to lease five 737-800 aircraft to be delivered during April to June 2005 for a term of 10 years in US dollars with another independent third party. These obligations have been included in note 8(b).

The remaining estimated amounts to be paid in deposits and purchase prices in US dollars relating to the purchases of the remaining aircraft, LiveTV systems and winglets are 2005 - $239,987,000 and 2006 - $155,978,000.

The Corporation also has an agreement to purchase a Next-Generation flight simulator and fixed-based trainer. The obligations in Canadian dollars are 2005 - $13,002,000 and 2006 - $1,456,000.

(b) Leasehold commitments:

The Corporation has entered into operating leases and agreements for aircraft, buildings, computer hardware and software licenses, satellite programming, and capital leases relating to aircraft. The obligations are as follows:

	Capital Leases	Operating Leases
2005	$ 6,984	$ 81,992
2006	-	87,118
2007	-	85,434

2008	-	84,991
2009	-	82,706
2010 and thereafter	-	416,166
Total lease payments	6,984	$ 838,407
Less imputed interest at 8.09%	(420)	
Net minimum lease payments	6,564	
Less current portion of obligations under capital lease	(6,564)	
Obligations under capital lease	$ -	

The Corporation's capital leases are denominated in US dollars. The obligations in 2005 is US $5,800,000.

Included in operating leases are US dollar operating leases primarily related to aircraft. The obligations of these operating leases in US dollars are 2005 - $58,312,000, 2006 - $66,776,000, 2007 - $66,711,000, 2008 - $66,711,000, 2009 - $66,711,000, 2010 and thereafter - $330,083,000.

(c) Contingencies:

A Fresh as Amended Statement of Claim was filed by Air Canada and ZIP Air Inc. in the Ontario Superior Court on December 23, 2004 against the Corporation, two officers, two employees, two former officers, and one former employee (the "Defendants"). The principal allegations are that the Defendants unlawfully obtained confidential flight load and load factor information from Air Canada's employee travel website and, as a result, the Plaintiffs have suffered damages and the Defendants have benefited from having access to the alleged confidential information. The Plaintiffs are seeking damages, aggregating $220 million, but the Plaintiffs have provided no details or evidence to substantiate their damages claim.

A Statement of Claim was also filed by Jetsgo Corporation in the Ontario Superior Court on October 15, 2004 against the Corporation, an officer, and a former officer (the "defendants"). The principal allegations are that the defendants conspired together to unlawfully obtain Jetsgo's proprietary information and to use this proprietary information to harm Jetsgo and benefit WestJet. The Plaintiff is seeking damages, in an amount to be determined plus $50 million, but the Plaintiff has provided no details or evidence to substantiate its claim.

Based on the results to date of (i) an internal investigation, (ii) advice from independent industry experts, and (iii) cross-examinations of witnesses in the Air Canada proceedings, management believes the amounts claimed are substantially without merit. The amount of loss, if any, to the Corporation as a result of these two claims cannot be reasonably estimated. The defence

and investigation of these claims are continuing.

The Corporation is party to other legal proceedings and claims that arise during the ordinary course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material effect upon the Corporation's financial position, results of operations or cash flows.

9. Employee profit share provision:

The provision for employee profit share is estimated based on actual year-to-date earnings results. The actual employee profit share amount is to be determined by the Board of Directors based on audited financial results at the completion of the financial year.

/T/

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

WestJet
Siobhan Vinish (Pronounced Sha-von)
Director, Public Relations and Communications
(403) 444-2615
(403) 444-2261 (FAX)
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet Announces the Early Replacement of its 737-200 Fleet

CALGARY, Alberta. February 11, 2005. WestJet announced today it has finalized a plan that was approved by its Board of Directors in December 2004 to replace its entire fleet of 737-200 series aircraft over the next 12 months with 16 Next-Generation 737 aircraft. The 737-200 fleet consists of 15 operating aircraft and three spares. As a result of this accelerated replacement schedule, the airline will incur a $47.6 million write-down against its 2004 fourth quarter financial statements to reflect the early replacement of these aircraft.

WestJet will realize significant savings by operating a full fleet of Next-Generation aircraft as these aircraft are capable of greater utilization and share a common parts pool, pilot and flight attendant training programs, flight decks, and interchangeable crews and maintenance personnel.

The Next-Generation Boeing 737 aircraft are approximately 30% more fuel efficient on an available seat mile basis compared with Boeing 737-200 aircraft. The decision to replace the 737-200 fleet will significantly lower WestJet's long-term unit operating costs.

Clive Beddoe, WestJet's President and CEO, commented: "We are pleased to be able to pursue this replacement strategy that, upon its completion, will likely result in WestJet having the lowest cost per available seat mile in North America. Furthermore, our guests will be able to enjoy a uniform product on the newest fleet in Canada, equipped with live satellite television, more legroom and leather seats."

Conference Call

Media and interested members of the public are advised that WestJet will hold its analysts' conference call on Tuesday, February 15, 2005 at 9:00 a.m. MST following the release of its 2004 fourth quarter and year-end results.

The live conference call will be available through the toll-free telephone number 1-800-733-8619. Participants are encouraged to join the call 10 minutes prior to the scheduled start, at 8:50 a.m. MST. The call can also be heard live through an Internet webcast in the Investor Relations section of www.westjet.com.

Clive Beddoe, President and CEO, and Sandy Campbell, Executive Vice President and Chief Financial Officer, will discuss WestJet's 2004 fourth quarter and year-end financial results. Following the analysts' question and answer session, members of the media are invited to participate in a question and answer period as time permits.

A recording of the conference call will be archived on the Internet for 90 days following the call in the Investor Relations section of www.westjet.com. A recording of the call can also be accessed by calling 1-800-558-5253 (quote reservation number 21232395) until February 22, 2005.

WestJet provides scheduled service to 32 North American cities and charter service to 26 destinations in eight countries. The airline operates a fleet of 56 aircraft featuring 38 Boeing Next-Generation 737 aircraft.

- 30 -

Contact: Siobhan Vinish (Pronounced Sha-von)
Director, Public Relations and Communications
Telephone: (403) 444-2615
Facsimile: (403) 444-2261
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet Announces Details of 2005 Aircraft Financing

CALGARY, Alberta. February 8, 2005. WestJet announced today it has completed operating leasing arrangements for the first eight of 15 Boeing Next-Generation aircraft that the airline will acquire in 2005. These include three 737-700s and five 737-800s to be delivered between January and June 2005. WestJet received delivery of the first of these aircraft, a 737-700, on January 10.

Leasing arrangements for the 737-700 deliveries will be provided by Aviation Capital Group (ACG), and Pegasus Aviation Finance Company will provide leasing arrangements on the 737-800 deliveries. WestJet has an existing relationship with both of these companies, and is pleased to continue working with them.

WestJet plans to finance the remaining seven aircraft to be received in 2005 – four 737-700s and three 737-600s – with loan-guarantee support from the Export-Import Bank of the United States (Ex-Im).

Sandy Campbell, WestJet's Executive Vice President and Chief Financial Officer, commented today: "We have elected to diversify the financing arrangements of our 2005 aircraft deliveries through a mix of operating leases and Ex-Im supported debt. This approach is congruent with our philosophy of maintaining an appropriate mix of owned and leased aircraft in our fleet."

WestJet serves the 24 Canadian cities of Victoria, Comox, Vancouver, Abbotsford/Fraser Valley, Prince George, Kelowna, Grande Prairie, Calgary, Edmonton, Fort McMurray, Saskatoon, Regina, Winnipeg, Thunder Bay, Windsor, London, Hamilton, Toronto, Ottawa, Montréal, Moncton, Halifax, Gander and St. John's, and the eight American cities of San Francisco, Los Angeles, Palm Springs, Phoenix, Tampa, Orlando, Fort Lauderdale and New York. The airline operates a growing fleet of 56 aircraft featuring 38 Next-Generation Boeing 737-700 aircraft, and is in the process of installing live seatback satellite television on its entire fleet of 737-700 aircraft this year. WestJet is publicly traded on the Toronto Stock Exchange under the symbol WJA.

- 30 -

Contact: Siobhan Vinish (Pronounced Sha-von)
Director, Public Relations and Communications
Telephone: (403) 444-2615
Facsimile: (403) 444-2261
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet's January Load Factor Increases to 69.8%

CALGARY, Alberta. February 3, 2005. WestJet announced its traffic statistics for January 2005 today featuring a 31.4% increase in revenue passenger miles (RPMs) to 614.3 million from 467.3 million in January 2004. In January 2005, the airline's available seat miles (ASMs) grew 28.8% to 880.6 million from 683.7 million in January 2004. WestJet's load factor in January 2005 was 69.8% compared to 68.4% in January 2004.

WestJet serves the 24 Canadian cities of Victoria, Comox, Vancouver, Abbotsford/Fraser Valley, Prince George, Kelowna, Grande Prairie, Calgary, Edmonton, Fort McMurray, Saskatoon, Regina, Winnipeg, Thunder Bay, Windsor, London, Hamilton, Toronto, Ottawa, Montréal, Moncton, Halifax, Gander and St. John's, and the eight American cities of San Francisco, Los Angeles, Palm Springs, Phoenix, Tampa, Orlando, Fort Lauderdale and New York. The airline operates a growing fleet of 55 aircraft featuring 37 Next-Generation Boeing 737-700 aircraft, and is in the process of installing live seatback satellite television on its entire fleet of 737-700 aircraft this year. WestJet is publicly traded on the Toronto Stock Exchange under the symbol WJA.

- 30 -

Contact: Siobhan Vinish (Pronounced Sha-von)
Director, Public Relations and Communications
Telephone: (403) 444-2615
Facsimile: (403) 444-2261
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet Announces Changes to Newfoundland Service

CALGARY, Alberta. February 3, 2005. WestJet today announced it will withdraw service from Gander, Newfoundland effective April 7. The airline has been flying into this Newfoundland destination since June 17, 2003. WestJet will be redeploying its capacity from Gander to St. John's and offering daily non-stop service between St. John's and Halifax.

WestJet's Executive Vice President of Marketing and Sales, Sean Durfy, commented today: "It is unfortunate that market conditions have forced us to make the difficult decision of withdrawing service from Gander. Since entering this market in June of 2003, WestJet and the community of Gander have worked hard together to stimulate air travel in this area of Newfoundland. Unfortunately, the demand in Gander does not warrant the type of service our airline has been providing.

"We will be redeploying capacity from Gander to St. John's. This change will allow us to increase our flights between St. John's and Halifax and provide daily non-stop service between these two cities. We remain committed to providing air service in Newfoundland and will continue to look for opportunities to increase our presence in this market as demand warrants.

"We would like to thank the residents of Gander and surrounding communities for their past support. We look forward to continuing our service until April 7, 2005."

All guests booked on WestJet flights from Gander after April 7 will be contacted by WestJet to resolve their existing reservation. The 10 WestJet staff members that are affected have been offered options which include relocation opportunities within the airline.

WestJet serves the 24 Canadian cities of Victoria, Comox, Vancouver, Abbotsford/Fraser Valley, Prince George, Kelowna, Grande Prairie, Calgary, Edmonton, Fort McMurray, Saskatoon, Regina, Winnipeg, Thunder Bay, Windsor, London, Hamilton, Toronto, Ottawa, Montréal, Moncton, Halifax, Gander and St. John's, and the eight American cities of San Francisco, Los Angeles, Palm Springs, Phoenix, Tampa, Orlando, Fort Lauderdale and New York. The airline operates a growing fleet of 55 aircraft featuring 37 Next-Generation Boeing 737-700 aircraft, and is in the process of installing live seatback satellite television on its entire fleet of 737-700 aircraft this year. WestJet is publicly traded on the Toronto Stock Exchange under the symbol WJA.

- 30 -

Contact: Siobhan Vinish
(Pronounced Sha-von)
Director, Public Relations and Communications
Telephone: (403) 444-2615
Facsimile: (403) 444-2261
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet's CEO Named One of Canada's Most Respected

CALGARY, Alberta. January 28, 2005. WestJet's President and CEO, Clive Beddoe, was named one of Canada's most respected CEOs in The Tenth Annual 'Canada's Most Respected Corporations Survey.' The recent survey, conducted by Ipsos-Reid and sponsored by KPMG, named Dominic D'Alessandro of Manulife Financial Corporation, Clive Beddoe of WestJet and Paul Tellier, former head of Bombardier Inc., as Canada's top CEOs.

The survey involved interviewing 263 of Canada's leading CEOs between September and November 2004. WestJet also ranked third overall in The Top 25 Most Respected Corporations, first in providing High Quality Service/Product and first in Customer Service.

Beddoe said today, "I am very honoured to have been included among other Canadian business leaders but more importantly, I am pleased that the outstanding actions of our WestJet team members have been acknowledged in finishing first in customer service and high quality product. This type of recognition shows that our guests trust our people to provide them with a high quality travel experience while offering them exceptional service. On behalf of all WestJet people, we are particularly pleased to have finished in the Top 25 Most Respected Corporations honour roll this year, especially when compared to the other great companies mentioned in this survey."

The most respected CEOs were determined based on the following four categories: Vision, focus, discipline or good strategy; Financial performance; Track record; and Shareholder or investment value. The most respected corporations were determined based on the following eight categories: Best Long-Term Investment Value, Innovation and Product/Service Development, Human Resources Management, Financial Performance, Corporate Social Responsibility, High Quality Service/Product, Corporate Governance, and Customer Service.

WestJet serves the 24 Canadian cities of Victoria, Comox, Vancouver, Abbotsford/Fraser Valley, Prince George, Kelowna, Grande Prairie, Calgary, Edmonton, Fort McMurray, Saskatoon, Regina, Winnipeg, Thunder Bay, Windsor, London, Hamilton, Toronto, Ottawa, Montréal, Moncton, Halifax, Gander and St. John's, and the eight American cities of San Francisco, Los Angeles, Palm Springs, Phoenix, Tampa, Orlando, Fort Lauderdale and New York. The airline operates a growing fleet of 55 aircraft featuring 37 Next-Generation Boeing 737-700 aircraft. WestJet is publicly traded on the Toronto Stock Exchange under the symbol WJA.

- 30 -

Contact: Siobhan Vinish (Pronounced Sha-von)
Director, Public Relations and Communications
Telephone: (403) 444-2615
Facsimile: (403) 444-2261
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet Provides Update on Non-Canadian Ownership Levels

CALGARY, Alberta. January 12, 2005. WestJet advises that at the close of trading on January 12, 2005, the non-Canadian ownership level of its common shares was 24.1%. This represents an increase of 2,821,789 shares or a net 2.2 percentage-point increase in non-Canadian ownership of WestJet common shares since July 22, 2004, the last time WestJet reported non-Canadian ownership levels.

Under Canadian law, non-Canadian ownership of airline voting shares is limited to 25% of outstanding shares. WestJet has established special operating procedures for non-Canadian transfers and monitoring of the non-Canadian ownership levels of its voting shares.

Non-Canadians wanting to buy WestJet shares can reserve the right to obtain transfers by contacting WestJet's transfer agent, CIBC Mellon Trust Company (CIBC Mellon), to obtain a reservation number after completing a reservation application. If sufficient common shares are available, WestJet's transfer agent will record a reservation number, the number of common shares assigned and the applicable expiry date of the reservation, and return the application with those details to the applicant within two hours of receipt.

If insufficient or no common shares are available for non-Canadian shareholders, CIBC Mellon will so advise the applicant within two hours of receipt of its reservation application. WestJet's policy is to permit reservations to stand for four business days when non-Canadian ownership levels exceed 21.0%. A reservation number is valid for one transfer only and the transfer must be received prior to the expiry date, being 4:30 p.m. (Mountain Time) on the fourth business day after the reservation number has been issued (tenth business day if non-Canadian ownership levels are below 21.0%). Common shares for non-Canadians are not permitted to be held by the Canadian Depository for Securities or any other depository.

The non-Canadian reservation application may be found in the investor relations section of WestJet's website at www.westjet.com or by calling CIBC Mellon at 1-800-387-0825 (within North America) or 1-403-232-2400 (outside North America) between 7:30 a.m. and 4:30 p.m. (Mountain Time) Monday to Friday, excluding statutory holidays.

WestJet intends to issue further press releases promptly following any incremental increase or decrease of non-Canadian ownership of one per cent or more of its outstanding common shares for so long as non-Canadian ownership is in the aggregate in excess of 21% of outstanding common shares.

WestJet's Articles of Incorporation include the obligation of WestJet to refuse to recognize all ownership rights that would otherwise be attached to any voting shares held contrary to ownership restrictions, by deeming all such shares to be struck from its register of securities. In addition, in circumstances where non-Canadian holders of common shares hold in excess of 25% of the voting rights of those eligible to vote at a WestJet shareholders' meeting, the voting rights of those holders will be reduced pro-rata such that voting rights of non-Canadians will be limited to 25% of the rights attaching to all common shares represented at a meeting.

- 30 -

Contact: Siobhan Vinish (Pronounced Sha-von)
Director, Public Relations and Communications
Telephone: (403) 444-2615
Facsimile: (403) 444-2261
Website: www.westjet.com



FOR IMMEDIATE RELEASE

WestJet Revenue Passenger Miles Increase 34.5%

CALGARY, Alberta. January 6, 2005. WestJet announced its traffic statistics for December 2004 today featuring a 34.5% increase in revenue passenger miles (RPMs) to 641.0 million from 476.8 million in December 2003. In full-year 2004, RPMs increased 29.4% to 6,277.3 million from 4,852.5 million in 2003.

In December 2004, the airline's available seat miles (ASMs) grew 32.4% to 857.8 million from 648.0 million in December 2003. In full-year 2004, WestJet's ASMs increased 30.4% to 8,963.1 million from 6,871.7 million in the same 12-month period in 2003.

The company's load factor in December 2004 was 74.7% compared to 73.6% in December 2003. During the 12 months of 2004, WestJet's load factor was 70.0% compared with 70.6% during the same period in 2003.

WestJet serves the 24 Canadian cities of Victoria, Comox, Vancouver, Abbotsford/Fraser Valley, Prince George, Kelowna, Grande Prairie, Calgary, Edmonton, Fort McMurray, Saskatoon, Regina, Winnipeg, Thunder Bay, Windsor, London, Hamilton, Toronto, Ottawa, Montréal, Moncton, Halifax, Gander and St. John's, and the eight American cities of Los Angeles, New York, Orlando, San Francisco, Phoenix, Fort Lauderdale, Tampa and Palm Springs (beginning January 7, 2005). The airline operates a growing fleet of 54 aircraft featuring 36 Next-Generation Boeing 737-700 aircraft. WestJet is publicly traded on the Toronto Stock Exchange under the symbol WJA.

- 30 -

Contact: Siobhan Vinish (Pronounced Sha-von)
Director, Public Relations and Communications
Telephone: (403) 444-2615
Facsimile: (403) 444-2261
Website: www.westjet.com



ANNUAL INFORMATION FORM

2004

March 30, 2005

WESTJET DESTINATIONS AT MARCH 30, 2005


Fort McMurray
Prince George
Grande Prairie
Edmonton
Comox
Vancouver
Kelowna
Calgary
Saskatoon
Victoria
Abbotsford
Regina
Winnipeg
Gander
St. John's
Thunder Bay
Moncton
Halifax
Montréal
Ottawa
Toronto
Hamilton
London
Windsor
San Francisco
New York
Los Angeles
Palm Springs
Phoenix
Orlando
Tampa
Fort Lauderdale

TABLE OF CONTENTS

Page

EXPLANATORY NOTES

Consolidation - References to "WestJet" or the "Corporation" refer to WestJet Airlines Ltd. and its subsidiaries, including the WestJet Partnership (the "Partnership") and the accounts of two special purpose entities, as a combined entity except where the context requires otherwise. The Corporation has no equity ownership in the special purpose entities; however, the Corporation is the primary beneficiary of the special purpose entities' operations.

Currency - All currency amounts are stated in Canadian dollars, unless otherwise noted.

Effective Time - All information is stated as at December 31, 2004, unless otherwise indicated.

Forward-looking Statements – Forward-looking statements are inherently uncertain and cannot be relied upon. Certain statements contained in this Annual Information Form, and in certain documents incorporated by reference into this Annual Information Form, contain forward-looking statements. These statements relate to future events or the Corporation's future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words "anticipate," "plan," "continue," "estimate," "expect," "may," "will," "project," "predict," "potential," "should," "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. WestJet believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this Annual Information Form should not be unduly relied upon. These statements speak only as of the date of this Annual Information Form or as of the date specified in the documents incorporated by reference into this Annual Information Form, as the case may be.

In particular, this Annual Information Form, and the documents incorporated by reference, contains forward-looking statements pertaining to the following:

- financial forecasts or projections
- management's expectations, beliefs, intentions or future strategies

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Information Form, and in certain documents incorporated by reference into this Annual Information Form:

- interest rates and Canadian and US currency fluctuations;
- performance in existing and new markets;
- volatility in market prices for jet fuel;
- extent and vigour of competition;
- uncertainties associated with changes in legislation; and
- other factors discussed under "Risk Factors."

COMPANY OVERVIEW

WestJet Airlines Ltd. ("WestJet" or the "Corporation") operates a high-efficiency, low-fare passenger airline currently serving 24 Canadian and eight American cities. The Corporation started flight operations on February 29, 1996 with 220 employees and three aircraft, flying to the five cities of Vancouver, Kelowna, Calgary, Edmonton and Winnipeg. Since that time, WestJet has continued to expand, bringing more Canadian cities into its route network. By December 31, 2004, WestJet had a fleet of 54 Boeing 737 aircraft and operated over 1,700 regular scheduled flights per week. During 2004 WestJet carried more than 7.8 million guests to the Canadian destinations of Victoria, Comox, Vancouver, Abbotsford/Fraser Valley, Prince George, Kelowna, Grande Prairie, Calgary, Edmonton, Fort McMurray, Saskatoon, Regina, Winnipeg, Thunder Bay, Windsor, London, Hamilton, Toronto, Ottawa, Montréal, Moncton, Halifax, Gander (until April 7, 2005) and St. John's, and the American destinations of San Francisco, Los Angeles, Phoenix (seasonal), Tampa, Orlando, Fort Lauderdale and New York. Seasonal service to Palm Springs, California began on January 7, 2005.

WestJet offers travellers a convenient, low-fare transportation alternative to automobile, bus or rail transportation, at the same time delivering first-class customer service and guest satisfaction as a component of its strategy and business. WestJet's vision is to be the leading low-fare airline that people want to work with, customers want to fly with and shareholders want to invest with. To achieve this vision, WestJet's customer service strategy values employee empowerment, a casual and friendly work atmosphere, and an emphasis on training and compensation. WestJet and its employees are committed to enhancing the lives of everyone in WestJet's world by providing safe, friendly, affordable air travel.

INCORPORATION

WestJet was incorporated under the provisions of the *Business Corporations Act* (Alberta) ("*ABCA*") on June 27, 1994 as 616373 Alberta Ltd. The Corporation's name was changed to "WestJet Airlines Ltd." by Articles of Amendment dated May 30, 1995. On June 21, 1995, the Corporation's Articles were further amended to alter its share capital, to delete the "private company" provisions, and to affect certain other amendments to facilitate the Corporation's offering of Common Shares for sale to the public.

WestJet has three direct wholly-owned subsidiaries, WestJet Investment Corp., WestJet Operations Corp., and WestJet Aircraft Acquisition Corp., all of which are incorporated under the *ABCA*, and an indirect wholly-owned Alberta partnership called WestJet (the "Partnership"). WestJet's airline business is operated by the Partnership.

The principal business address of the Corporation is 5055 - 11th Street N.E., Calgary, Alberta, T2E 8N4 and its registered office is Suite 1400, 350 - 7th Avenue SW, Calgary, Alberta, T2P 3N9.

INDUSTRY AND COMPETITION

Industry overview

Over recent years, the North American airline industry has experienced a convergence of several external factors such as the threat of terrorism, war in Iraq and the outbreak of Severe Acute Respiratory Syndrome (SARS) that have contributed to weak demand for commercial airline service. The industry is highly sensitive to these events as a small change in load factors can have a significant impact on financial results. In addition to being predisposed to general economic conditions and international events, operations are highly susceptible to adverse changes in fuel costs, pricing actions taken by competitors, passenger demand and industry capacity. Sustained success for an airline tends to be a function of quality of the business plan, skill of management, and adequacy of financing and operating cash flow.

The Canadian airline industry is a landscape characterized by high competition, few barriers to entry, restrictive taxes and fees on travellers, seasonality and geographic dispersion. Over the past two decades, the Canadian government has gradually removed economic regulation of commercial aviation within Canada while the industry has moved towards a more open and competitive environment for domestic, transborder and international airline services, for both scheduled and leisure charter operations.

The deregulation of the industry has allowed for a reduction of the barriers to entry for new competitors. Currently, the Canadian domestic aviation arena poses no regulatory barriers that prevent a licensed Canadian carrier from serving any Canadian or transborder city-pair market. Additionally, competitors face no government-imposed restrictions regarding prices, aircraft types or frequency of routes. Despite the reduced regulatory barriers to entry, the high-risk nature of the airline industry tends to deter new entrants. Airlines inherently have high fixed costs relative to revenue earned.

Canadian government policy restrictions do still apply with respect to access to some international routes, but it is anticipated that those restrictions will be removed in order to allow for a more efficient market and to provide international travellers with more choices. In recent months, the Government of Canada has expressed interest in commencing discussions with the United States Government regarding a more liberal open skies policy between the two countries. The Canadian Minister of Transport has indicated that this would allow Canadian airlines to carry passengers between American cities, and American carriers to transport passengers between Canadian cities.

Competition

Within the Canadian domestic market, WestJet currently competes with scheduled airlines such as Air Canada and its subsidiaries, CanJet and, to a lesser degree, charter airlines.

The Canadian domestic market is highly seasonal due to the severe winter conditions that dissuade consumers from travelling. The peak operating season occurs during the summer months from April to September. In order to alleviate the impact of seasonality on operations and to exploit the short supply of low-fares between Canada and the United States, WestJet commenced its low-fare transborder service between destinations in the United States and Canada in September 2004. Competition in the transborder market is primarily from Air Canada and CanJet, as well as major US airlines, such as American Airlines and Northwest Airlines.

Airlines also compete with surface transportation alternatives in short-haul markets, and to a lesser degree in medium- and long-haul markets. Surface transportation primarily consists of automobile, bus and rail transportation. When travellers choose their preferred mode of transportation, price is often a factor that influences their decision and is a competitive factor when contending with surface transportation

alternatives. Frequency, speed, convenience of scheduling, facilities, safety and customer service are aspects that are also considered by travellers when making their travel plans.

Three-year development and events

In 2002 the North American market was over-saturated with capacity and fares remained at persistently low levels. Legacy airlines, with their high-cost infrastructure, had difficulty competing profitably in this low-fare environment. WestJet, with its low-cost structure, continued its profitable expansion, with new capacity added in eastern Canada and increased focus on longer-haul flying. During the year, WestJet added a net of eight new aircraft comprised of 10 new 737-700 deliveries and two 737-200 retirements, ending the year with 35 aircraft.

In the highly competitive Canadian market, Air Canada, the major legacy airline, was reluctant to reduce capacity. Air Canada started the year with an estimated 84% of available seat miles domestically, giving it virtually a unilateral ability to reduce supply and improve the yield environment in Canada. In fact, Air Canada slightly increased domestic capacity in 2002 over 2001, taking delivery of 31 new aircraft and reporting a net loss of $828 million.

Adding to the challenges in Canada during this time, third parties took measures that significantly increased the price of air travel. The federal government started collecting a security charge of $12 per one-way fare domestically and $24 per one-way fare internationally to fund the newly formed Canadian Air Transport Security Authority ("CATSA"). Generating revenues of more than $500 million per year from the security charge, the federal government promised 100% baggage screening and better trained and higher paid screening staff. The government also initiated a scheduled increase in airport rents, reaching more than $300 million in fiscal 2004 with plans remaining in place for an additional 6.5% increase in 2005. Furthermore, airports in Canada under a not-for-profit governance model continued to increase fees and charges. NavCanada, the country's not-for-profit air navigation provider, raised their fees as well.

Despite these increased third-party charges levied in Canada, the market responded aggressively to Canada 3000's demise in late 2001. The former major shareholder and president of Royal Aviation, which was purchased by Canada 3000, started Jetsgo in June 2002. As a start-up airline based out of Montréal, it was marketed as a "low-cost, no frills" carrier. CanJet, purchased by Canada 3000 in 2001, also revived their previous business model and began operations in July 2002 out of Halifax. Existing charter airlines Skyservice and Air Transat filled some of the void left by Canada 3000, and new charter airlines sprouted up such as HMY Airways Inc. ("HMY"), based in Vancouver, and Zoom Airlines ("Zoom"), based in Ottawa. Zoom provides service to international destinations exclusively.

Air Canada also started up their second airline-within-an-airline concept, Zip Air Inc. ("Zip"), in September 2002 as a wholly-owned subsidiary operating 737-200 aircraft. Limited by an agreement with its unions, Air Canada's Zip was able to have a maximum of 20 aircraft in its fleet. Zip represented replacement capacity for Air Canada mainline in its worst performing domestic markets and was formed to compete with WestJet on its most profitable point-to-point routes in Western Canada.

In 2002, Air Canada's re-branding extended to its regional subsidiary, Jazz, which was formerly Air Canada Regional. Jazz operates regional turbo-prop and regional jet aircraft, designed to provide feed traffic to Air Canada's hub network.

The challenges for airlines in Canada continued in 2003 with near record high fuel prices, a war in Iraq, and an outbreak of SARS. Despite these challenges, capacity in the domestic market increased by approximately 10% in available seat miles in 2003. Given this dramatic increase in seats supplied in the Canadian market, fares remained under significant pressure. Airlines under low-cost models continued to

grow during these times while legacy airlines were challenged to compete successfully. WestJet continued to position itself as the leading low-fare airline in Canada, adding cities, frequency and timely product improvements, reporting another record profit in 2003, increasing net earnings by 16.9% year over year.

On April 1, 2003, unable to incur additional debt to sustain the operating losses of the past 15 years since deregulation, Air Canada filed for reorganization protection under the *Companies' Creditors Arrangement Act* ("*CCAA*").

With court protection from creditors, Air Canada spent 2003 attempting to meet its planned emergence from CCAA by year's end. Air Canada's first airline-within-an-airline concept, Tango, was shut down in August 2003 to become simply a fare class for the airline rather than a separate brand with separate aircraft. Zip's fleet of 737-200 aircraft were retired as part of the restructuring of the airline, and Air Canada announced that Zip's 737 fleet was to be replaced with 20 Airbus A319 aircraft. Despite the impact of SARS and the rapid growth of lower-cost capacity, Air Canada deployed 93% of its 2002 capacity in the domestic market in 2003. Air Canada continued to take delivery of new aircraft in 2003, and posted a loss of $1.9 billion for the year.

During 2003, Jetsgo continued to expand to different cities in Canada and started scheduled flights to the United States. By year-end 2003, Jetsgo was flying 12 160-seat MD-83 aircraft to a total of 17 destinations in Canada and the United States. CanJet expanded from four 737-200 aircraft to six in 2003, building on its base in Halifax to eastern Canadian cities and destinations in Florida. At the end of 2003 Air Canada had an estimated Canadian domestic market share of 64% when measuring available seat miles of the largest four scheduled airlines followed by WestJet with 25% and Canjet and Jetsgo shared approximately 11%. By the end of 2004 the same share had changed to 57.0% for Air Canada, 29.5% for WestJet, 11.2% for Jetsgo and 2.3% for Canjet.

In 2004 airlines witnessed continued cost increases, with some Canadian airport authorities increasing their airport improvement fees ("AIFs") by as much as 25%. AIFs continue to be a drain on the resources of the air-travelling public, as many large domestic airports seem to treat AIFs as an unabated method in which to build future super structures. Unchecked by government supervision, unreasonably high AIFs charged by airport authorities have a destimulative affect on air travel. Additionally, airports have increased landing fees and terminal charges to recover airport rent charged by the Government of Canada. NavCanada, which provides domestic navigation services, also increased charges due to a reduction in air traffic.

In early 2004 Jetsgo announced the addition of two more MD-83 aircraft to its fleet of 12 aircraft, and in an unusual move for a low-cost airline with a small number of a single-aircraft type, followed with an announcement of the acquisition of 18 Fokker 100 aircraft ("F-100").

In January 2004, WestJet announced a significant shift of capacity from Hamilton to Toronto, citing uneconomic conditions on its Hamilton-Ottawa and Hamilton-Montréal routes. This was followed by an announcement of transborder service to commence in the fall of 2004. With 11 new 737-700 aircraft added to WestJet's fleet in 2004, the trend of low-cost capacity replacing high-cost capacity in Canada continues. CanJet moved to fill some of the capacity vacated by WestJet in Hamilton with its daily service between Ottawa and Hamilton. In August, 2004 Canjet announced an agreement to lease four B737-500 aircraft to replace four owned B737-200 aircraft. The first of these aircraft was delivered in September 2004 with the remaining aircraft scheduled to be delivered by summer 2005. Utilizing the longer-range capabilities of these B737-500 aircraft, Canjet announced it will provide service to Calgary and Vancouver from Toronto beginning in May 2005, and increase frequency to St. John's, Newfoundland from Halifax in the summer 2005.

Air Canada emerged from bankruptcy protection on September 30, 2004 as Ace Aviation Holdings Inc. ("Air Canada") with a new corporate structure. Air Canada is now a holding company, which has Air Canada passenger operations, cargo operations and airline related business (which includes the subsidiaries of maintenance, loyalty program, travel distribution, leasing and capital divisions). During its 18-month restructuring phase, ZIP was folded, and Air Canada's fare structures were simplified. As part of its emergence from CCAA, Air Canada reduced its operating costs in the areas of wages, salaries, aircraft leases and debt payments.

WestJet launched new service to the United States beginning in September 2004 to Los Angeles and New York, followed by service to Phoenix, San Francisco, Ft. Lauderdale, Tampa and Orlando. These American cities were originally served from either Toronto and Calgary, with service to some of these cities from Vancouver added in December 2004 and January 2005. Transborder service for WestJet represents a substantial growth opportunity where additional aircraft can be allocated to enhance frequency on existing city pairs or on the creation of new city pairs and new destinations.

WestJet acquired 11 B737-700 with 136 seats aircraft in 2004. The Corporation announced that it had converted five deliveries in 2005 to B737-800s and ordered eight B737-600s to be delivered in 2005 and 2006. These aircraft are all the same type, differing in size only. The B737-600 will have 119 seats while the B737-800 will have 166 seats. The larger aircraft will be utilized on high traffic domestic routes in the summer and sun destinations in the winter months. The smaller B737-600 aircraft will replace the B737-200 on short- and medium-haul routes. Utilization of its B737 fleet allows WestJet to allocate aircraft capacity efficiently to meet demand while maintaining a common aircraft type.

High oil prices in the third and fourth quarters of 2004 as a result of unrest in the Middle East and uncertainty about reserve life of world oil reserves have had a major impact on airline profitability. Many airlines had no fuel hedges due to the high cost of hedging and many that did have hedges reversed these positions to free up cash flow. High costs, coupled with nagging over capacity in the market, culminated in another year in which airlines struggled to attain profitability. Domestic capacity is estimated to have increased by 6% for 2004 over 2003 and up 32% since 2000. Coupled with the high-cost environment, over-capacity resulted in major yield erosion.

Late in 2004, many legacy carriers in the United States and Canada began to focus their attention on international routes. Some of these carriers announced freezes and even reductions in domestic capacity while increasing international capacity. These long-haul international routes are probably the last remaining foothold of legacy carriers, where low-cost airlines have not yet impacted fare structures. Air Canada announced in December that it would be simplifying its fare structure on international routes to attract more passengers. This can be viewed as an attempt to pre-empt the advances of low-cost carriers into international routes.

Even though many airlines have reduced costs through the insolvency reorganization process and the renegotiation of outdated contracts, in 2004 the United States airline industry lost more than $9.2 billion.

The fourth quarter of 2004 marked WestJet's first quarterly loss after achieving 36 consecutive quarters of profitability. A major portion of this loss was the write-down of $47.6 million related to the B737-200 aircraft replacement. With continuing cost pressures from high fuel prices, airport fees and rents, and navigational charges, and low yield due to overcapacity in the market, WestJet took the initiative to slow its growth by accelerating the replacement of its 737-200s.

As the 737-200s are replaced from its fleet, WestJet will realize economic benefits from operating a fleet with a single aircraft type that has lower maintenance costs and offers more efficient fuel consumption. As well, by operating a fleet with a single aircraft type, WestJet will gain efficiencies in crew training and scheduling and maintenance. Guests will benefit from receiving a consistent product offering that

includes leather seats and live satellite television on all 737-700 flights. The variety of Next-Generation 737 aircraft models that WestJet is incorporating into its fleet will improve its ability to match capacity with demand, and offer increased opportunities for schedule and charter service.

On March 11, 2005 Jetsgo announced "that it is ceasing all operations effective immediately". Jetsgo requested from the Quebec Superior Court and received protection under the *CCAA* until April 11, 2005. Jetsgo could seek an extension of this timeline.

The demise of Jetsgo in March of 2005 has caused the Corporation to review its alternatives to take advantage of this opportunity. Although the Corporation will still replace its 200s faster than it had originally planned, the shut down of Jetsgo will require it in the short term to slow down its original Boeing 737-200 replacement schedule, approved at year-end, while the Corporation secures additional aircraft for its future growth. This will result in growing the airline by approximately 30% in 2005 and will still allow WestJet to have the youngest, most modern, reliable and fuel-efficient fleet in Canada by 2006.

Trends

Low fares and cost pressures

Since 2001, the Canadian airline industry has witnessed the failure or merger of six airlines, and the re-birth of one low-fare airline. The largest carrier in Canada, and the only remaining legacy carrier, underwent 18 months of bankruptcy protection, and during this period wound down the operations of its two low-fare airline-within-an-airline concepts (Tango and Zip).

An estimate from the United States Air Transport Association states fares currently cost approximately half of what they did in 1978, when measured on a constant-dollar basis. Since 2000 yield on North American domestic fares has decreased while domestic capacity is greater than it was in the summer of 2000. If overcapacity in the industry persists, downward pressure will continue to be exerted on fares. Consequently, it will become increasingly important for airlines to adopt a low-cost infrastructure that is able to withstand reduced fare revenue.

Legacy airlines around the world, which are approaching the end of their re-structuring phases, have attempted to reduce costs primarily through renegotiating wage contracts and debt/lease commitments. The cost savings these airlines have achieved have been virtually erased through the persistently high price of oil. Replacement of older less fuel-efficient aircraft has helped to offset the higher fuel costs; however, legacy airlines are still struggling to achieve consistent profitability.

As airlines replace older aircraft, a portion of these planes are typically acquired by start-up low-cost airlines. The resurrection of older aircraft in 2004 increased capacity and reduced fares. If fuel prices remain high and low yield persists, airlines that operate older aircraft may be unable to support the high costs of operating their less-efficient fleets.

In many ways, events occurring today can be viewed as a repeat of recent history. In 1990-1993, the airline industry lost billions, and legacy airlines restructured in and out of court. Low-cost start-ups sprouted up all over in the deregulated American market as leases and prices on used aircraft were very attractive. Legacy airlines started low-fare airlines and fought labour groups for lower wages and higher productivity. United started "Shuttle by United," and Delta started "Delta Express." After shutting down those low-fare units after September 11, new management decided that "Ted" by United and "Song" by Delta will lead them out of their fundamental structural issues. Legacy airlines are turning back to failed strategies, and fighting with labour groups over wages and productivity continues to occur regularly.

As costs associated with providing passenger air travel increase, airlines seem unable to transfer these cost increases to travellers. This effect is due in large part to overcapacity in the market as airlines are competing to increase their market share by reducing fares. Low-cost airlines are now becoming the pricing leaders as they can often profitably charge a lower fare base. As such, traditional airlines must reduce their fares to match low-cost airlines in order to remain competitive. Until further seat rationalization occurs, this problem will persist into the future.

It appears that rationalization by legacy airlines is beginning to take place as some legacy carriers seek creditor protection to reorganize or liquidate. When legacy airlines disappear or reduce service due to inefficient operations, low-cost airlines move quickly to meet demand vacated by the failures.

As rationalization of the airline industry continues, it is expected that fares will return to more sound levels more appropriately reflecting the cost of air transportation. Since Jetsgo will no longer be overlapping WestJet's route structure, this new environment has provided additional opportunities for domestic and transborder expansion. As Air Canada continues to adjust its product offering to smaller regional jets, and change in frequency, WestJet will possess a greater ability to respond to its largest competitor.

Management believes that in five to 10 years, legacy airlines will only provide a minimal presence on flights of less than five to six hours in duration, which will be dominated by low-cost carriers.

Technology

Use of the Internet as a booking tool has provided airlines with cost savings with respect to the distribution of its fares. Internet bookings cost significantly less than bookings through a travel agent or a reservation centre. The attractiveness of utilizing the Internet as the most desirable booking channel is expected to continue to grow as it is cost-effective for airlines, and travellers appreciate the ease with which they can shop and compare pricing.

WESTJET'S STRATEGY

Our mission: To enrich the lives of everyone in WestJet's world by providing safe, friendly, affordable air travel.

Our vision: WestJet will be the leading low-fare airline that:

- People want to work with…
- Customers want to fly with…
- and Shareholders want to invest with.

WestJet's strategy is to offer travellers a high-value, affordable product through prudent cost control, high-frequency service and friendly customer service while offering fares to stimulate air traffic.

Demand stimulation by offering affordable air travel

WestJet's industry leading low costs allow the Corporation to offer widely available low fares that are designed to stimulate demand. Many travellers opt to use WestJet for transportation because of the better value and service WestJet provides compared with many competitors and competing forms of travel. As WestJet enters new markets and increases the connectivity throughout its current network, demand for its low-fare high-value service is stimulated and the market for air travel grows.

Maintain a low-cost structure

To achieve industry-leading low costs, WestJet's aims to capitalize on the productivity of its assets. To accomplish this, WestJet adheres to the following principles:

- align employee goals with the Corporation's goals
- use of a single aircraft type
- rejuvenate the Corporation's fleet with new fuel-efficient aircraft while retiring older less-efficient aircraft
- high aircraft utilization
- simplify the Corporation's route structure and operations
- use secondary airports where available
- invest in technology

Product differentiation

In addition to competition that WestJet faces within the airline industry, the airline also competes with other forms of travel, such as automobile, bus and rail. Consequently, the Corporation strives to create a product that is of better value and service compared with competitors and competing forms of transportation.

In the airline's highly competitive environment, WestJet's objective is to attract travellers on its flights by offering a high quality product at an affordable price. This is accomplished through a commitment to attaining an industry leading low-cost structure, a focus on corporate culture and high-quality customer service, and investment in product enhancements.

WestJet's vision on customer service is to make every effort to ensure its guests have an outstanding experience on WestJet. Customers are referred to as guests to assist in ensuring that each person that flies with WestJet feels welcome. WestJet believes in taking customer service another step further towards "customer care." WestJet's goal is to provide friendly and caring service to its guests at every point of interaction.

In addition to an emphasis on providing high-quality customer service, WestJet has initiated value-added inflight enhancements such as onboard live satellite television in every seat, enhanced legroom for guests, leather seats and a buy-on-board food-service program.

Undertake sustainable growth opportunities

In 2004, WestJet launched scheduled service to the United States with service to San Francisco, Los Angeles, Phoenix (seasonal), Tampa, Orlando, Fort Lauderdale and New York. Seasonal service to Palm Springs, California began on January 7, 2005. Utilizing its low-cost structure and original point-to-point service to stimulate traffic, these new markets will offer future growth opportunities for many years. In addition to growth, travel to warm destinations in the United States offers an offset to weaker domestic traffic in winter months. The growth potential for WestJet's transborder service is significant. WestJet considers there to be profitable demand for transborder service from many of its Canadian markets to numerous additional destinations in the United States.

While a large potential exists for profitable service to more transborder destinations, WestJet continues to examine adding new destinations and routes in Canada. WestJet believes that domestic markets exist that can support new service, either by over-flying traditional hubs or matching demand with capacity on underserved routes. The Boeing 737-600, with 119 seats, is better suited to operate in smaller centres or in

new markets until demand grows, at which time the 737-600 would be replaced by larger B737-700, B737-800 or increased frequency. The benefits of the B737-600 versus the B737-200 go beyond fuel efficiency and maintenance as 600s offer a greater range to connect cities. As well, the advanced technology of Next-Generation aircraft allows the B737-600 to operate into airports where the B737-200 was restricted due to landing limitations.

Growth in charter activity shows no signs of slowing. Since WestJet has new aircraft that it can deploy to destinations in the Caribbean and Mexico, charter companies are realizing the benefits of contracting WestJet to provide capacity for their tours, rather than the costly alternative of maintaining a fleet of aircraft themselves. The new 737-800 will also provide charter companies an aircraft with increased capacity and longer-range potential for more charter destinations. The new 737-600s, with their greater range, also offer smaller market charter opportunities.

WESTJET'S COMPETITIVE STRENGTHS

WestJet has established its competitive strengths and business model by:

- a focus on corporate culture,
- investment in its people,
- a commitment to its guests and stakeholders,
- maintaining a low cost structure,
- product improvements,
- fleet planning,
- and financial management.

Strong Corporate Culture and High Quality Customer Service

The strength of WestJet's corporate culture is one of its fundamental competitive advantages. WestJet strives to maintain an innovative culture, where employees are committed, and passionately pursue the Corporation's objectives and mission. WestJet has fostered a unique culture of caring and compassion for its guests and its people that sets it apart from its competitors.

WestJet endeavours to ensure that its people are satisfied, skilled, committed, and motivated, which in turn creates above-average levels of customer satisfaction. This is accomplished, in part, through the implementation of compensation policies intended to align the interests of its employees with those of the Corporation and WestJet shareholders.

WestJet believes that it has been successful in creating a strong corporate culture that distinguishes it from its competitors and is known in the Canadian airline industry as the low-fare airline that is committed to customer service. In January, 2005, WestJet was named Canada's third most respected corporation (according to the 10th Annual Survey of Canada's Most Respected Corporations conducted by Ipsos-Reid). In the same poll, WestJet also received the following recognition: first in customer service, second in human resources management, second in "top in mind", and second in innovation and product/service development. In this same survey, Clive Beddoe, the Corporation's Chairman and CEO, was named one of Canada's most respected CEOs.

To illustrate the high quality of WestJet's customer service, recent statistics from the Federal Air Travel Complaints Program show that WestJet had 11 complaints filed in 2004 or 1.3% of the total complaints made about Canadian operators, up from seven complaints in 2003. In contrast, Jetsgo had 160 or 18.2% of the total in 2004, up from 46 complaints in 2003 and Air Canada had 472 complaints or 53.6% of the total in 2004 as compared to 486 in 2003.

Low Operating Costs

WestJet has consistently managed to keep its costs well below the industry average in Canada. The Corporation's cost per ASM over the last year is illustrated below:


Cost Per Available Seat Mile (ASM) Comparison Between WestJet and Air Canada (in Dollars)
Air Canada
16.5 cents per ASM
including net interest on stage
length of 1,284 miles for the
quarter ended December 31, 2004 (1)
WestJet
11.7 cents per ASM including net interest on
stage length of 760 miles for the quarter ended
December 31, 2004(2)
Dollars
0.30
0.25
0.20
0.15
0.10
0.05
0.00
0
200
400
600
800
1,000
1,200
1,400
1,600
1,800
2,000
Stage Length (miles)

(1) Information obtained from Air Canada's published results for mainline Air Canada.
(2) Not including write down of $47.6 million.

To compare cost structures meaningfully on a per-seat-mile basis, costs must be compared on a stage-length-adjusted basis. An airline's operating costs per ASM decrease as flight stage length increases as a result of:

- longer flights use less fuel per mile
- lower airport charges per mile incurred due to fewer take-offs and landings
- Aircraft are operated at higher average speed as a greater proportion of time is spent in level cruise
- less maintenance per unit expense realized on longer flights
- unit costs decline to the extent that costs related to the boarding of guests, including airport personnel and fees, aircraft handling, landing fees, Nav Canada fees, reservation, security and commissary costs, can be spread over a longer flight length

WestJet believes that, when extrapolated over identical average stage lengths, its 2004 unit cost structure remained approximately 33% below that of Air Canada.

Product Enhancements

Product differentiation is especially critical during times of fierce competition within the airline industry, as variances in prices offered by different airlines are often negligible. With price being removed from the consumer's decision-making process, more attention is placed on the rest of the travel experience such as the quality of product and customer relationships.

From a total product perspective, WestJet offers:

- Above average on-time operational performance relating to arrival time and baggage handling
- live satellite television in each seat back in its 737-700 Next-Generation aircraft (24 aircraft equipped as at February 28, 2005)
- Air Miles® reward miles
- leather seats
- comfortable seat pitch
- self-serve check-in kiosks at major airports
- free snacks and drinks and buy-on-board food products
- website for bookings

WESTJET'S BUSINESS

In accordance with its strategy, WestJet has successfully built an operating structure that has allowed it to become Canada's national low-fare airline with transborder flights to tourist and business destinations in the United States. The airline has established its competitive strengths and business model by building upon a strong foundation developed from a proven business plan, investment in its people, a commitment to its guests and stakeholders, and a focus on corporate culture, product improvements, fleet planning, and financial management.

Team WestJet

WestJet's commitment to its people is as important as its commitment to its guests and stakeholders. The Corporation believes that its most valuable asset is its people, and this unique team of WestJetters is what sets the airline apart from the competition. Accordingly, WestJet aims to ensure that employees' work experience is fun, challenging and rewarding. As the industry continually changes and poses new challenges and opportunities, the dedication of WestJetters to the Corporation and its guests is unwavering. This is due in part to a successful compensation plan that aligns the goals of WestJetters with those of the Corporation.

Competitors can replicate WestJet's technologies, products and low-cost infrastructure; however, it would be difficult to assemble a team that could match WestJet's highly motivated people. The quality of customer service provided by employees influences the relationship between WestJet and its guests, which causes many guests to return after experiencing the friendly, fun, casual atmosphere and the high-level of customer service provided by WestJet's people.

Well coached and highly motivated employees are critical to the development and execution of the Corporation's strategies, especially in a highly competitive environment. For this reason, the ability to attract, train and motivate the right individuals is an important focus for WestJet. The airline's people are ambassadors of the Corporation, and in order to provide guests with the highest level of customer service, management ensures WestJetters appropriately reflect the Corporation's high standards. To this end, a

culture of empowerment is fostered, encouraging people to find solutions to issues that allow them to make decisions to ensure each guest has an outstanding experience with WestJet.

WestJet has customer service agents, inflight crewmembers, sales agents and others within the airline who speak both French and English. The airline has a Language Integration Committee dedicated to ensuring that WestJet strives to meet its guests' requirements of language. This committee's mandate is to look for opportunities to ensure customer service for French-speaking guests is consistent with that provided to its English-speaking guests.

In order to maintain a high level of customer service, WestJet takes great care to ensure that it adds people to its team who are committed to enhancing the guest experience by being positive, passionate, friendly, fun and innovative about the quality of service they provide. WestJet's recruitment team, in conjunction with many area specialists and managers throughout the Corporation, helped to expand WestJet's team by over 800 new people in 2004. As at December 31, 2004, WestJet grew its employee base to a total of 4,778 people, or 4,024 full-time equivalents ("FTEs"). As at March 15, 2005, WestJet employed approximately 4,851 people, or approximately 4,141 FTEs.

A significant challenge faced by all organizations is that of developing and growing great leaders. In order to meet future demands and enhance the skills and capacity of current leaders, WestJet launched its Leadership Development Program (LEAD) in the fall of 2002. Leadership development, career development and succession planning are all key elements of the LEAD strategy.

Compensation

In order to attract and retain the right people, WestJet has designed a unique compensation philosophy that allows its people to align their personal success with that of the Corporation and shareholders. In addition to a base salary, which is slightly below industry standards, WestJet's compensation is enhanced through incentive plans that provide profit sharing and a share purchase plan (the "ESP Plan") that allows people to share in profitability and the increase in the Corporation's value.

Base salaries are determined annually by external market salary surveys and internal job evaluations, with an annual opportunity for increases based on merit and ongoing job evaluations.

WestJet believes that having employees as shareholders is fundamental to its success and growth, and therefore provide its people with an opportunity to acquire an ownership interest in WestJet. Under the ESP Plan, employees can contribute up to a maximum of 20% of their gross salary to purchase WestJet shares. For every dollar an employee contributes to the ESP Plan, WestJet matches with one dollar. Shares under the ESP Plan vest to the employee after one year. As at December 31, 2004, approximately 86.3% of WestJet people were participating in the ESP Plan, on average contributing 13.1% of their salary towards the purchase of shares.

Another means for employees to participate in corporate performance is through profit sharing. Profit share is paid based on a percentage of pre-tax operating income of the Corporation and may range between 10% and 20% of earnings before employee profit share and income taxes. The amounts paid for profit share are subject to prior approval by the Board of Directors. In 2004, total profit sharing amounted to $2.9 million.

By being able to share in WestJet's success, employees are motivated to improve WestJet's overall performance and are truly engaged in the business. During periods of successful corporate performance, employees benefit through profit sharing and stock appreciation; however, during periods of lower corporate performance, compensation plans automatically yield a lower overall compensation and a lower fixed cost to the Corporation.

As the airline industry is highly susceptible to the state of the economy, including high fuel prices, competitive pressures and the adverse impact of terrorist attacks, this compensation structure has provided WestJet with a competitive advantage, especially during difficult times. Traditionally it is in these difficult times that airlines have been hampered by restrictive higher fixed-cost labour agreements. It is in these same times that WestJet's compensation plans provide a natural incentive to the employees to work to ensure that the challenging environment is overcome. Management believes that this philosophy, which is unique in the Canadian industry, has been a significant contributor to the Corporation's success to date.

Pro-Active Communication Team

In May 1999, the Pro-Active Communication Team ("P.A.C.T.") was formed through a vote of acceptance by the vast majority of non-management employees of WestJet. P.A.C.T. is the recognized employee organization throughout the Corporation that has been formed by WestJet's people to represent the interests of all non-management employees. P.A.C.T. aims to support all members by enhancing the work environment through training and education and by promoting members' ability to contribute to WestJet's objectives. This objective is achieved by taking a pro-active approach to solving issues and needs of employees, balanced with fostering the "culture" and "vision" of WestJet. P.A.C.T works to keep the lines of communication open between all WestJetters, as well as to facilitate a better understanding of the interests of both management and non-management. As a reflection of the Corporation's commitment to the well-being and work experience of all of its employees, a P.A.C.T. representative, nominated by members of P.A.C.T, is regularly proposed by management to WestJet shareholders to sit on the Board of Directors to ensure employees' interests are considered in corporate decisions.

On-Time Performance

The dedication of WestJetters in providing high-quality customer service is reflected in the interactions guests experience when they book a flight, check in at the counter, or are served by friendly inflight personnel. Beyond these face-to-face relations, management believes an important component of high-quality customer service is ensuring guests arrive at their destination at the scheduled time.

One of WestJet's key objectives is to maintain on-time flight operations in a safe and efficient environment. On-time performance, an important measure of the reliability of an air carrier, ensures guests are not inconvenienced and that costs associated with delayed flights, such as guest compensation for hotel stays, meals and other incidentals, are minimized.

WestJet's efforts to carry guests to their scheduled destination on time led to a second place ranking in on-time performance in 2003 among all reporting airlines in North America based on the US Department of Transportation on-time-performance data for commercial airlines. In 2004, WestJet placed fourth in on-time performance in the same ranking which is a significant accomplishment given the harsh Canadian winters.

To expedite the turnaround time of aircraft in between flights to assist with on-time performance, WestJet generally does not outsource the cleaning of aircraft between flights. Rather, inflight crews and other employees who may be flying onboard groom the aircraft to ensure that it is completed in the most efficient and timely manner. This also saves WestJet the costs of having to pay a third party to perform these services.

WestJet also has an Operations Control Centre that operates 24 hours a day to assist with on-time performance goals by minimizing ground time through efficient flight, crew, and weight and balance planning. This centre also provides aircraft movement control and monitoring. If poor weather conditions or mechanical issues force an unexpected change in the schedule, the centre is equipped to make alternate plans to ensure guests are re-accommodated with as little inconvenience as possible.

Product and services

In addition to providing everyday low fares, WestJet continually searches for ways to improve the quality of its product. In 2003, WestJet began several new initiatives to improve its product further, from offering loyalty incentives to improving the comfort, convenience and enjoyment of its flights. In 2004, WestJet enhanced its product even further with the addition of onboard food for sale on certain flights and live satellite television. In this highly competitive environment, WestJet's product could lose its distinctiveness as low fares charged by existing competitors and new entrants become more prevalent. In order to differentiate its product and sustain a competitive advantage, WestJet believes that it is important to pursue means to increase the value of its flights, in addition to providing exceptional customer service, on a continual basis.

As the Corporation continues to utilize the increased range capabilities of Next-Generation aircraft, flights become longer in length, which means guests are in the air for a longer period of time. With value-added initiatives in mind, the Corporation has elected to engage in programs to improve the comfort onboard WestJet aircraft to accommodate guests during longer flights. These programs include continually growing its route network with increased frequency for increased convenience, enhanced legroom, and the installation of live satellite television programming on the back of each seat in its Next-Generation aircraft.

Along with these improvements, the Corporation has also added an additional benefit to booking with WestJet. In June 2003, WestJet expanded its participation in the AIR MILES® Reward Program by allowing guests to earn AIR MILES® reward miles when booking flights online.

Routes and Scheduling

WestJet began operating scheduled short-haul, point-to-point flights in Western Canada in 1996. In December 1999, WestJet made a decision to expand its route network into Eastern Canada in order to take advantage of the opportunities presented within an industry undergoing consolidation and restructuring. As operations in Eastern Canada expanded, it became clear that WestJet would need to operate more flights from Canada's largest airport in Toronto. As a result, early in 2004 WestJet shifted a large portion of its flights from nearby Hamilton to Toronto. Another shift in capacity occurred due to increases in costs of providing air services and the more prominent impact these costs have on short-haul routes. WestJet shifted capacity from ultra-short-haul routes to longer-haul routes in order to manage the impact of these effects. WestJet's average stage length has approximately doubled since 1999 from 383 miles to 760 miles in 2004 because of increased longer-haul coast-to-coast flying and the ability of the airline's new 737 aircraft to fly greater distances.

Similar to the opportunities that existed for WestJet when it commenced domestic service to Canada's eastern and western provinces, the opportunity exists for successful route expansion across the border to the United States. In comparison to the United States, Canada generates somewhat modest domestic air travel. With the greater range capabilities of its Next-Generation aircraft, WestJet is able to fly longer distances and efficiently serve destinations that were previously beyond non-stop range. For the airline to further expand operations and fully utilize the increased operational capabilities of its growing fleet of Next-Generation 737 aircraft, WestJet aims to continue its expansion and capitalize on the greater traffic opportunities available in Canada/United States transborder market.

Because winters in Canada are often harsh, the Canadian domestic airline market is highly seasonal and vulnerable to periods of weak demand during the country's coldest months. These times of lower travel by Canadians presented the airline with an opportunity to utilize excess capacity by introducing flights to warmer destinations in the United States to maximize profitability on a year-round basis.

To offset the seasonality of the Canadian domestic market, and to capitalize on an opportunity to bring low-fare service to underserved markets, WestJet began offering transborder service in 2004. Below are details on the commencement of this service to eight American destinations.

Destination	Commencement of Service
Los Angeles, California	September 20, 2004
New York, New York	September 20, 2004
San Francisco, California	October 4, 2004
Phoenix, Arizona	October 5, 2004
Orlando, Florida	October 6, 2004
Fort Lauderdale, Florida	October 9, 2004
Tampa, Florida	October 31, 2004
Palm Springs, California	January 7, 2005

Route structure for an airline is a component of its product strategy and can be suggested as one of the most important factors in its marketing. Travellers often use criteria such as non-stop service, time of day and frequency when selecting an airline on which to book a seat. WestJet utilizes a series of strategies to capitalize on the decision making process of travellers. For instance, the majority of departures are in the morning and evening with concentration around the greater number of weekend travellers (Friday – Monday). WestJet continues to add non-stop routes to its network, such as Vancouver – Ottawa and Toronto – Kelowna, which usually have one-stop service. To supplement these non-stop routes, it is possible to add frequency by scheduling flights so the same route can be travelled with one stop at different times of day, for example Vancouver – Toronto – Ottawa or Toronto – Calgary - Kelowna. WestJet also utilizes "red-eye" flights that depart western cities late at night and arrive early in the morning at eastern cities. These flights are popular with guests and increase utilization of the fleet. This strategy can also be utilized with flights from the Western United States, and are typically cheaper to operate since these flights depart and arrive at off-peak times.

Through its route structure and scheduling, WestJet anticipates traffic will be stimulated from guests that would not otherwise have travelled or those guests that would have selected another airline. WestJet estimates when it enters a new market the net effect is an increase in traffic for that market, essentially stimulating travellers to travel on WestJet. The Corporation estimates that this stimulative effect will also apply to routes into the United States. As WestJet expands its fleet, the multitude of destinations, frequency, non-stop routes and connectivity allow for deployment to profitable routes within Canada and the United States.

Fares

WestJet offers low fares while maintaining a high-quality, distinguished product comprised of friendly service and a comfortable and entertaining flight experience. WestJet fares are based on one-way travel in order not to penalize guests for not booking a round-trip flight. Seats must be paid for at the time of reservation and are non-refundable; however, guests may cancel or change their itinerary for a $30 fee in addition to any difference in fare.

WestJet does not currently offer interline baggage check-in arrangements with other airlines, city ticket offices, airport lounges, first-class or business-class seating, or other amenities offered by many of its competitors. These cost savings are passed through to its guests in the form of everyday low-fares, with few restrictions.

WestJet's yield-management process aims to maximize profitability through a balance between maximizing passenger revenues with optimal load factors. This is accomplished through offering different fare levels.

Historically, lower fares are offered to guests who book well in advance, with the price of airfare increasing as the aircraft approaches capacity. However, to stimulate demand and in response to competitors' pricing, temporary seat sales can offer WestJet's lowest available fares. WestJet's last minute/walk-up fares are typically the most expensive the Corporation offers.

In 2003, aggressive seat-sale pricing strategies were introduced into the market by WestJet's competitors, and these activities continued throughout 2004. The seat-sale environment during 2003 and 2004 was characterized by lower fares being offered closer to the date of the flight rather than the price increasing as the departure date neared. This forced WestJet to respond by offering a similar pricing structure, which lowered yield (revenue per passenger mile) in 2003 and 2004 compared to previous years.

Enhanced Legroom

In October 2003, WestJet announced plans to increase the legroom on all of its 737-700 aircraft to make them more comfortable. With the removal of four seats on the 737-700 series aircraft, WestJet extended its seat pitch to an average 32.5 inches from 31 inches throughout its 737-700 fleet. Seat pitch is the distance between rows of seats measured from the back of one seat to the back of the seat behind it. With the new configuration, all of WestJet's 737-700 aircraft contain 136 leather-covered seats rather than 140 seats, and all WestJet guests will experience this enhancement for the same low fare they were previously accustomed to paying.

The seat pitch on WestJet's 737-600 aircraft will be between 32 and 33 inches, depending on seat position in the aircraft. Seat pitch on the 737-800 aircraft will be 34 inches throughout the entire cabin.

Live Satellite Television

To enhance the value of its product further, WestJet began installing live satellite television in the seatbacks of its Boeing Next-Generation aircraft in 2004. As at December 31, 2004, 14 aircraft were equipped with live satellite television. WestJet now expects the remaining 737-700 aircraft in its fleet to be outfitted with this technology by the summer of 2005 in time for the busy travel season. Guests travelling on live satellite television-equipped aircraft throughout the network, including the United States, can now enjoy their personal selection from 24 channels of live satellite TV programming in the comfort of their own seat. From children's shows to movies and business news, each guest can select the channel they are most interested in viewing.

Live satellite television is a low-cost and low-risk solution for WestJet to offer compelling entertainment technology to guests. Live satellite television provides guests with greater entertainment choices over traditional inflight entertainment systems. Typically, inflight entertainment systems offer programs that appeal to adult audiences and offer no other alternatives to meet the differing preferences of people flying. As a result, overall passenger satisfaction is difficult to achieve. The current trend sees airlines offering more personalized entertainment choices as traditional airlines move to seatback terminals that offer a pre-programmed selection. No other Canadian carrier offers personalized live TV. Low-cost carriers in the United States such as JetBlue and Frontier currently offer this product. WestJet does not currently charge its guests for use of this system, but the ability to charge a fee is available.

With the introduction of this onboard enhancement, WestJet has further differentiated its product from its competitors and expect to see an incremental increase in load factor. The airline has secured a six-year

exclusivity agreement with the live satellite television provider ("LiveTV"), which allows only WestJet to offer the LiveTV system within Canada until July, 2009.

Inflight Food and Beverage Services

Since inception, WestJet has offered free snacks and non-alcoholic beverages and sold alcoholic beverages onboard its flights. As the Corporation's average stage length continues to grow and guests are spending more time in the air, WestJet began investigating the feasibility of, and demand for, offering food for sale onboard flights. WestJet began selling food onboard flights over two hours and 30 minutes beginning July 1, 2004. Buy on Board (B.O.B.) food items range in price from $1 to $5, and include sandwiches, fruit bowls, and non-perishable snacks.

Loyalty Program

WestJet offers guests the opportunity to collect AIR MILES® reward miles on bookings made online at westjet.com under an agreement dated June 23, 2003 with Loyalty Management Group. Guests earn one reward mile for every $20 spent when they, or their travel agent, book online at westjet.com (excluding taxes and airport improvement fees).

Compared to other loyalty programs that WestJet could implement or even create, management believes the AIR MILES® Reward Program is the most valuable loyalty program that currently exists in Canada as it provides for the greatest flexibility in reward redemption choices for WestJet guests. At the same time, the program allows WestJet to reward its guests without incurring the higher costs associated with designing, implementing, operating and maintaining its own loyalty program.

Reservations and Distribution

As with every other aspect of its operations, WestJet continually seeks ways to reduce its distribution costs. The Corporation uses a ticketless reservation system in order to enhance convenience for its guests and to reduce costs. The ticketless environment allows guests to experience quick and efficient check-in procedures at the airport and also eliminates the high costs associated with the printing, distribution, and tracking of tickets.

WestJet utilizes various distribution channels to sell its product. Guests can purchase seats by booking on westjet.com, calling the Sales Super Centre (call centre), through a travel agent or at any one of WestJet's airport counters.

Internet – westjet.com

The Internet is growing in popularity with guests and travel agents as a convenient booking method. The Internet is also WestJet's lowest cost distribution channel. The increased focus on the Internet as a means of distribution for WestJet's product allows the Corporation to continue to lower its distribution costs, track utilization and build individual relationships with its guests in a way previously unavailable.

Since WestJet introduced the ability to book reservations on westjet.com in the summer of 1998, the trend for guests and travel agents to utilize the Internet to purchase travel on WestJet has grown substantially. Approximately 70.0% of the Corporation's bookings were completed through the Internet in 2004, and the current infrastructure will allow WestJet to continue to grow online bookings.

Bookings are only one feature of what westjet.com offers. The website has signed up over 200,000 guests to receive WestJet's online marketing tool, "JetMail," receives more than 1,000 resumes from job

applicants per week, and hundreds of guests use the Interactive Feedback Corner (ResponseTek) every day to communicate their WestJet experiences.

In addition to being able to book flights on a French-language version of westjet.com, in 2004 increased functionality to this site was added allowing French-speaking guests and travel agents to learn even more about WestJet. The airline provides French content for areas such as Travel Tips, About Us, Contact Us, Groups, Cargo, Gift Certificates, Partners and Booking on its website. This French website provides enhanced information and services, and builds brand awareness with French guests. WestJet plans to launch further French content and functionality on both its guest and travel agency sites in 2005.

To date, westjet.com has been very successful and was voted the Top E-Commerce website at the Alberta E-Business Awards in January 2004.

Sales Super Agents

WestJet's Sales Super Centre is located at the Corporation's head office in Calgary and serves guests seven days a week, 21 hours per day. Sales Super Agents are committed to providing a unique, hassle-free, "remarkable experience" to all guests who call. The importance of providing consistent, high-quality customer service is emphasized in WestJet's training and compensation of Sales Super Agents. Agents are evaluated based on the quality of customer service provided and not on sales volume to make certain that guests receive the highest level of customer service.

Guests who phone the French toll-free number in the Sale Super Centre now hear a French on-hold message (complete with French jokes) should they need to wait for a French speaking agent to become available.

Travel Agents

WestJet continues to work very closely with its travel agent partners and regards the travel agency community as a key strategic component that has helped the airline achieve success since its inception. In 2004, WestJet and its people were very proud for the second year in a row to be voted Canadian travel agents' favourite airline in the Fifth Annual Agents' Choice Awards, presented by Canadian Travel Press and Travel Courier.

While most airlines have reduced or eliminated travel agent base commissions, WestJet continues to recognize and support its travel agent partners by paying commissions. In 2004, the airline increased its commissions paid to travel agents booking through global distribution systems from 5% to 9%, and introduced 9% commissions on the purchase of gift certificates.

The Corporation has enhanced its independent travel agency website, Agent WEBLink, by adding options such as credit tracking and multiple user accounts allowing customized agency profiles. WestJet encourages travel agents to book online by offering a 9% commission on Internet bookings and a 5% commission on call centre bookings, thereby reducing WestJet's costs related to travel agent bookings.

In 2004, WestJet's travel agency sales team grew to include more local sales representatives throughout Canada. The Corporation's sales force works at improving travel agent relationships through extensive participation in trade associations, educational forums and familiarization trips. They show appreciation to the travel agency community with local events held coast to coast including an annual WestJetties awards night celebration that rewards travel agents for their work on behalf of WestJet. Further incentives include discounted travel agency fares, contests and special rewards incentives.

Marketing and Advertising

WestJet's marketing strategy is aimed at emphasizing WestJet's friendly, fun, guest-focused culture, while conveying to consumers they will enjoy low fares without compromising on the quality of the product or the experience. The Corporation utilizes several advertising mediums including print, radio, television, outdoor, e-marketing, point-of-sale signage and most importantly, word of mouth. Additional marketing initiatives are undertaken with WestJet's Air Miles® partner and these include direct mail and e-marketing campaigns.

WestJet's promotional activities include partnerships with major-market radio, television and print partners throughout Canada and the United States to offer promotional seats in exchange for airtime, online and print exposure. As well, the Corporation often teams up with record labels, national chain restaurants and retailers, event promoters and major tourist attractions to reach potential guests. WestJet develops large-scale promotions with each of these partners to support the Corporation's advertising objectives.

Traditionally, radio promotions have been an important low-cost promotional tool utilized by WestJet. WestJet offers radio stations flights for special rates in return for free mentions during concert and event contest advertising. In addition WestJet is promoted through inexpensive radio airtime.

Tri-branded credit card

On May 3, 2004, WestJet, together with BMO Bank of Montreal and The Loyalty Group (creators of the AIR MILES® Reward Program), launched a unique tri-branded Mosaik®† MasterCard®* credit card for personal and small business customers. The Mosaik®† MasterCard®* with the Gold WestJet AIR MILES® Reward Option allows WestJet to increase its brand awareness by partnering with two strong, well-known brands while at the same time providing enhanced opportunities for consumers to earn and redeem AIR MILES® reward miles. The card also offers unique WestJet-related benefits to cardholders, allowing travellers to use the credit card when booking flights and acquire further benefits from flying with WestJet.

Fleet

Fleet performance is critical for an airline to be successful and particularly important in an environment of high fuel costs, navigational and landing charges. A corner stone to WestJet's business plan is to operate a fleet of one aircraft type, the Boeing 737 aircraft. Operating a single type fleet minimizes training, staffing and maintenance and provides for better aircraft utilization.

Selected for its operational success rate and ability to accommodate quick turn times on the ground, the Boeing 737 aircraft is the preferred aircraft of many successful low-cost carriers.

In 2001, WestJet began the process of transforming its older fleet of 737-200 classics to a modern fleet of Boeing Next-Generation aircraft. The Next-Generation aircraft design offers many benefits over the 737-200 classic design such as longer-range capabilities and improved fuel efficiency. In addition, older aircraft require additional costs, such as equipment modifications necessary to adhere to changing federal regulations.

In February 2000, WestJet entered into an agreement with GE Capital Aviation Service (GECAS) to lease 10 737-700 aircraft. In May 2001, WestJet took delivery of its first leased Next-Generation Boeing 737-700 aircraft and continued to take delivery of the remaining nine during the remainder of 2001 and throughout 2002.

WestJet entered into an agreement dated August 16, 2000 with The Boeing Company ("Boeing") to acquire 26 737-700 aircraft from 2002 to 2006 with the ability to purchase an additional 48 aircraft under purchase rights by 2008. During 2002 and 2003, WestJet converted 13 purchase rights into firm deliveries for 737-700 aircraft.

Until August 2004, WestJet's fleet plan consisted of only new orders of 737-700 aircraft. As WestJet continues expansion into new markets and city pairs, a critical component to success is to match demand with capacity. Since the population distribution of Canada is spread over large distances between major cities, and some high-density short- to medium- haul markets exist, a fleet of all 136-set aircraft does not suit this country's demographics. Consequently, WestJet opted to vary the aircraft sizes in its fleet by ordering 737-600 aircraft with 119 seats and 737-800 aircraft with 166 seats. These varying aircraft sizes are all within the Boeing 737 family, allowing WestJet to maintain its single-type fleet concept.

In the first quarter of 2004, WestJet elected to convert five of its previously ordered Boeing 737-700 series aircraft to 737-800 series aircraft for delivery in 2005.

Also in 2004, WestJet converted another six purchase rights into firm deliveries for the purchase of six Boeing 737-600 series aircraft, three of which are to be delivered in 2005 and three to be delivered in 2006. At the same time, WestJet also entered into an agreement with Boeing to convert the purchase rights with respect to 12 additional Next Generation aircraft to options for delivery in 2006, and has since converted two of the 12 options into firm deliveries for 737-600 aircraft.

As a result of the operational advantages of the Next-Generation aircraft, the older 737-200 aircraft was originally planned to be phased out through 2008 and replaced with a new fleet of Next-Generation aircraft.

In 2004, WestJet decided to revisit its growth plans over the next few years and increase its focus on efficiency in operations, lowering unit costs and enhancing customer service. In December 2004, the Corporation's Board approved a plan, which was finalized in early 2005, to replace WestJet's entire fleet of 737-200 aircraft over a period ending early in 2006 with Next Generation 737 aircraft.

Under this plan, WestJet's older aircraft were to be replaced at a faster pace than previously planned, with 15 737-200 aircraft retiring in 2005, and the remaining three 737-200s in the first quarter of 2006. The demise of Jetsgo in March of 2005 has caused the Corporation to review its alternatives to take advantage of this opportunity. Although the Corporation will still replace its 200s faster than it had originally planned, the shut down of Jetsgo will require it in the short term to slow down its original Boeing 737-200 replacement schedule, approved at year-end, while the Corporation secures additional aircraft for its future growth. This will result in growing the airline by approximately 30% in 2005 and will still allow WestJet to have the youngest, most modern, reliable and fuel-efficient fleet in Canada by 2006.

As at December 31, 2004 WestJet's operating fleet, aircraft commitments, options and rights consists entirely of Boeing 737 aircraft as summarized below:

				Leased		Firm orders		Options		Rights	
Aircraft	Total Fleet	Average Age (years)	Owned	Capital	Operating	Owned	Operating lease	Owned	Operating lease	Owned	Operating lease
737-200	18	26.5	13	4	1	-	-	-	-	-	-
737-600	-	-	-	-	-	8	-	-	-	10	-
737-700	36	1.7	26	-	10	5	3	17	-	-	-
737-800	-	-	-	-	-	-	5	-	-	-	-
Total	54	9.95	39	4	11	13	8	17	-	10	-

As at December 31, 2004, the remaining estimated amounts to be paid in deposits and purchase prices in US dollars relating to the purchases of the remaining 13 aircraft, winglets and live satellite television are as follows: $239,987,000 (2005), $155,978,000 (2006), for a total of $395,965,000.

Aircraft Financing

The Corporation has been successful in securing low-cost financing for the acquisition of new Next-Generation aircraft. In 2002, the Corporation achieved an important milestone by completing financing arrangements with the ING Group, supported by loan guarantees from the Export-Import Bank of the United Sates ("Ex-Im Bank"), for US $478 million for the purchase of the first owned 15 Boeing Next-Generation 737-700 aircraft received by year-end 2003.

During 2003, with the support from Ex-Im Bank guarantees, the Corporation completed financing arrangements for US $358 million arranged by ING Capital LLC and including ING Bank of Canada, Fortis Capital Corp., and Sociéte Générale (Canada), for the purchase of 11 additional 737-700 aircraft for delivery throughout 2004.

Securing Ex-Im Bank supported financing has provided WestJet with the ability to expand its fleet of 737-700 aircraft while adhering to its low-cost philosophy and management of a strong financial position. Ex-Im Bank backed financing has provided WestJet with several advantages including the ability to obtain competitive interest rates, diminish the effects of foreign currency fluctuations and the willingness of lenders to offer financing in this difficult industry.

The Corporation was successful in securing Canadian dollar facilities for the first 26 Boeing 737-700 aircraft which significantly reduces the foreign exchange fluctuations the Corporation is exposed to for these US dollar aircraft purchases. Having the ability to draw these funds in Canadian dollars significantly reduces the Corporation's exposure to foreign currency fluctuations as the majority of WestJet's revenue is in Canadian dollars.

Each of these facilities has a 12-year term and is amortized on a straight-line basis over the 12-year term in equal quarterly principal instalments, with interest calculated on the outstanding principal balance.

In addition to managing the foreign exchange exposure related to this facility, WestJet has also taken advantage of today's historically low interest-rate environment. With the support of Ex-Im Bank guarantees, the Corporation has locked in the interest rate for all 26 aircraft received by December 31, 2004 at rates between 4.9% and 6.0%.

In focusing on maintaining low operating costs, WestJet also investigates the benefits of leasing versus purchasing aircraft. Several factors must be measured, including interest-rate environment, compliance with current debt covenants, cash flow needs, and immediate need for additional capacity.

In early 2005 WestJet announced it had completed US dollar operating lease arrangements for the first eight of 15 Boeing Next-Generation aircraft that the airline will acquire in 2005. These include three 737-700s and five 737-800s to be delivered between January and June 2005. WestJet received delivery of the first two of these aircraft in January and February 2005.

Leasing arrangements for the 737-700 deliveries will be provided by Aviation Capital Group (ACG) for an eight-year term, and Pegasus Aviation Finance Company will provide leasing arrangements on the 737-800 deliveries for a 10-year term.

WestJet plans to finance 13 aircraft to be received in 2005 and 2006 – five 737-700s and eight 737-600s – with loan guarantees from the Ex-Im Bank. Along with its final application, WestJet is seeking an Ex-Im Bank preliminary commitment for 10 Next Generation aircraft for delivery from June to December 2006.

Blended Winglet Technology

In the fall of 2003, WestJet began installing blended winglet technology on its fleet of 737-700 aircraft. Winglets are extensions to the tip of the wings that curve upwards at 90 degrees to the wing. Some of the benefits of winglets include:

- Increased fuel efficiency from increased lift
- Reduced engine maintenance costs
- Reduced emissions

WestJet commenced installation of the winglets on its leased aircraft. As at December 31, 2004, 26 aircraft had winglets. The entire Next-Generation fleet is expected to be outfitted with winglets by summer 2005. All future aircraft delivered from Boeing other than 737-600s will have the winglets installed at the factory, which will eliminate the need to remove the aircraft from revenue service while the winglets are installed at WestJet's hangar in Calgary. Aircraft that were delivered to WestJet before factory installation are completed by a certified airframe maintenance company. The installation procedure takes approximately three days and has been timed with the aircraft's initial maintenance check. WestJet expects to install winglets on its 737-600s but all regulatory clearances have not yet been completed to allow this to be done.

Flight Simulators

Fleet commonality is important when considering flight training. All Boeing Next-Generation 737 aircraft types can be trained on the same Next-Generation 737 simulator.

WestJet acquired its second Next-Generation 737 full flight simulator and a fixed-base trainer in June 2003. As WestJet plans to hire new pilots and retrain current 737-200 pilots, the need for proper in-house training facilities becomes increasingly important. As a result of mandatory training requirements, WestJet will be purchasing a third Next Generation simulator expected to be operational in the first quarter of 2006. With in-house flight simulators, WestJet avoids the high cost of sending pilots to external training facilities, while managing the process of training its pilots internally to ensure the highest standards of safety are maintained. The Corporation has also operated a 737-200 full flight simulator since April 2001.

Safety

WestJet is committed to providing the highest level of safety in flight operations and strives to be one of the safest passenger airlines in the world. With a growing network and expanding fleet, safety remains a top priority.

The Next-Generation 737, with its industry-leading technology, is the ideal aircraft for WestJet's operations. In addition to the obvious economic benefits of operating the aircraft, there are many safety enhancements that the aircraft provides with its high level of technology.

WestJet has invested in the latest aircraft equipment that increases safety, systems reliability and aircraft efficiency. Through the use of technological safety advancements and advanced training for pilots, inflight crew, and flight support staff, WestJet exceeds the safety requirements of its aircraft operations.

Maintenance

WestJet's Transport Canada approved maintenance programs emphasize safety and aircraft reliability. Each new Next-Generation 737 aircraft is subject to approximately 100 inspections by WestJet engineers during production to ensure Boeing's high quality standards and proper "Aircraft Configurations" are met. These programs and pre-service inspections help ensure that WestJet's aircraft will be safe, reliable and, to the extent possible, incur less ongoing maintenance costs.

WestJet maintains the highest standards of safety and has an in-house reliability program that monitors aircraft engine and component performance. In addition, the airline obtains service information directly from The Boeing Company and other original equipment manufacturers to obtain the necessary information to enhance existing maintenance programs.

Aircraft maintenance and repair consists of line maintenance and heavy maintenance. Line maintenance is generally performed by the airline. For major component inspections and repairs on airframes and engines for the 737-200 aircraft, WestJet has arrangements with third party aircraft maintenance firms in the US and in Canada. All of the aircraft maintenance firms are approved by Transport Canada, and maintenance is performed at the contractors' own maintenance facilities.

WestJet's maintenance program for its Next-Generation 737 aircraft meets all requirements of the Boeing Maintenance Planning Document and any additional Transport Canada requirements. Based on a calendar time frame, each aircraft is scheduled for maintenance inspection tasks on pre-determined days and months. This program entails performing parts of the heavy maintenance more frequently throughout the service period of an aircraft rather than all at one time, which reduces the period of time an aircraft is taken out of operating service for required heavy maintenance. This program completes all the required maintenance checks with the benefit of a known scheduled maintenance based on days and months for long-term planning.

As the older 737-200 aircraft are replaced with new Next-Generation 737 aircraft, the average age of WestJet's fleet will decline. New aircraft require little maintenance and are also under warranty for several years. Accordingly, during the earlier years, a new aircraft is expected to incur minimal maintenance costs. The airline's expertise in operating and maintaining Boeing 737s, coupled with the cost-savings associated with operating new aircraft, help WestJet operate one of the most cost-effective and safety-conscious maintenance programs in the industry.

Along with its maintenance program, WestJet has designed an inventory program intended to reduce the time for aircraft service interruptions caused by required maintenance and parts replacement. An inventory of consumable parts and rotable spares, including spare engines and auxiliary power units at certain locations in the route network, ensure the quick availability and replacement of those parts. The level of inventory required at each location is determined based on prior history for parts demand and forecasted future parts replacement.

Fuel Management

Consistently high fuel costs have significantly impacted the Corporation's operating results. WestJet's average cost of fuel over the past five years is as follows:

	Average cost per liter	% of operating costs
2000	35.6 cents	20.8
2001	36.5 cents	20.5

	Average cost per liter	% of operating costs
2002	36.6 cents	19.1
2003	39.2 cents	20.8
2004	49.2 cents	22.6

The relentless high cost of fuel has motivated WestJet to become extremely diligent with respect to the handling of its fuel resources. In addition to investment in new, more fuel-efficient aircraft with blended winglets, efficiencies have been realized through operating procedures such as tankering and the use of ground power units where possible.

Tankering consists of carrying extra fuel to avoid fuelling the aircraft at more expensive airports. This procedure proves to be effective in cases where the incremental savings are not offset by the cost of carrying extra fuel. Route and profile of flight are considerations when estimating costs associated with carrying extra fuel. Significant savings have resulted from WestJet's ability to take full advantage of the materially lower Alberta fuel costs and fuel tax rebates on transborder routes. This coordination with the Corporation's pilots and operations teams has resulted in the airline using efficient fuel pricing strategies

The procedure of using ground power units at airports where possible reduces use of fuel-burning auxiliary power units onboard each aircraft. The ground power unit and auxiliary power unit provide electricity to run the aircraft air conditioning and electrical systems while parked at an airport. It has been determined that the ground power units are more cost effective to utilize in certain circumstances.

WestJet has historically managed its exposure to jet-fuel volatility through the use of long-term fixed-price contracts and contracts with a fixed ceiling price that it had entered into with various fuel suppliers. The Corporation currently has no such contracts in place and has been without a contract since the end of June 2003. The Corporation continues to monitor opportunities for a fuel-hedging program, but in the current environment, the costs of fuel hedging are unreasonably high.

During 2004, the Corporation estimates the sensitivity of its exposure to changes in fuel costs (WTI US $/barrel) to be approximately $4.9 million in net earnings for every US $1.00 change in the price of crude. The silver lining for the increased price of fuel in 2004 was the stronger Canadian dollar. In US dollar terms, the average annual price of a barrel of oil increased by 33.1% from 2003 to 2004, while in Canadian dollar terms that same barrel of oil increased by 23.5%.

In response to continued escalation in fuel prices, WestJet increased its published and web fares by $5 each way on short-haul flights, $10 each way for medium-haul flights and $15 each way for long-haul flights. Short-haul flights are those up to 299 miles in length, medium-haul flights are those between 300 miles and 999 miles in length, and long-haul flights are those 1,000 miles and over. The increases came into effect on tickets purchased starting March 24, 2004.

Infrastructure

WestJet real estate infrastructure can be divided into three types of facilities: office space for administrative functions, hangar space for aircraft maintenance and airport terminal space for the airport operations. Facility needs are assessed based on fleet growth and aircraft destinations, maintenance requirements and planned expansion of operating departments.

With respect to office space, WestJet currently occupies approximately 200,000 square feet in Calgary for all administrative staff. Office space needs are driven by the amount of hiring of administrative staff in all departments, which has traditionally grown based on fleet growth. There is currently an ample supply of suitable office space in northeast Calgary where WestJet's facilities are located. Furthermore, plans have

been developed for a future consolidation of office space next to the existing hangar in Calgary, subject to fleet and hiring growth.

WestJet operates hangar facilities in Calgary, Edmonton, Winnipeg, Hamilton and Toronto. The capacity of all of the hangar facilities currently owned or leased by WestJet can accommodate approximately 14 737 aircraft. Lead times for hangar facilities are the longest of all facilities, due to the relative lack of adequate hangar facilities at airports across Canada. Future hangar needs will be based on fleet growth and the amount of activity in any given city.

WestJet also maintains check-in, maintenance, Air Supply and minimal administrative office space at each airport leased from local airport authorities. Terminal space requirements are typically addressed when evaluating a destination city and/or growth at an existing city, and WestJet's needs are accommodated by the airport authorities to the best of their ability.

Function	Location	Size (ft^2)	Owned/Leased
Head Office	Calgary, Alberta	65,000	Leased
IT, Retail, Training & Offices	Calgary, Alberta	34,000	Leased
Technical Training Centre	Calgary, Alberta	14,000	Leased
Inventory Management	Calgary, Alberta	10,000	Leased
Training/Business Recovery	Calgary, Alberta	10,000	Leased
Hangar/Office	Calgary, Alberta	189,000	Owned
Hangar	Edmonton, Alberta	37,000	Leased
Hangar/Office	Winnipeg, Manitoba	15,000	Leased
Hangar	Toronto, Ontario	95,000	Leased
Hangar/Office/Flight Supplies	Hamilton, Ontario	51,000	Owned

Business Recovery Centre/Training Centre

WestJet's Business Recovery Centre contains backup systems in the event of a system failure in the Sales Super Centre. The facility provides backup of computers and facilities for the Sales Super Centre, Internet, Operations Control and Dispatch, and would allow WestJet to continue regular operations in the event any of these primary systems are shut down.

To utilize the facility efficiently and to alleviate the costs associated with having the facility on "standby," WestJet uses the Business Recovery Centre as its primary training facility. In the event of a business interruption in one of its other facilities, training would be postponed and the centre would be used for recovery purposes.

Charter

WestJet's business can be highly cyclical due to its susceptibility to weather changes. The winter season, which falls within the fourth and first quarters of each calendar year, is the slowest period for domestic operations. To maximize earnings potential, along with its move into transborder sun destinations as part of its scheduled flying, WestJet exploits these periods by increasing charter flying. WestJet currently provides Canadian domestic charter service on an ad hoc basis and international charter service, on both a scheduled and ad hoc basis. These flights generally operate during off-peak hours to ensure that domestic scheduled services are not impacted while simultaneously maximizing available capacity.

With the greater utilization capabilities of the Next-Generation Boeing 737 aircraft in WestJet's fleet, the Corporation is capitalizing on additional revenue opportunities through the provision of more charter services. In August 2003, WestJet entered into a two-year agreement with Transat A.T. Inc. ("Transat") (the "Transat Charter Agreement") which allows Transat and its two main tour operators, World of Vacations and Air Transat Holidays, to charter a number of state-of-the-art Next-Generation Boeing 737 aircraft and crews for specific routes from several Canadian cities. Through this arrangement with Transat, WestJet aircraft and crews fly to destinations in the Dominican Republic, Mexico, Cuba and Jamaica. This agreement generated over $30 million in revenue in its first season between the period of November 2003 and April 2004 and is expected to generate approximately $65 million during the November 2004 through April 2005 period.

Cargo

WestJet offers cargo services to and from every city in its Canadian network. As cargo services currently comprise only a small portion of WestJet's business, it is more cost efficient to contract a third party to operate this facet of WestJet's business. ELS Marketing Inc. handles the sales, accounting, and necessary staff training for WestJet's cargo service.

WestJet's cargo service is expanding at approximately the same pace as the growth of the Corporation with WestJet generating $6.4 million in additional revenue during 2004 from its cargo operations.

Insurance

WestJet carries adequate levels of insurance, at amounts regarded sufficient to protect the Corporation. The policies in place provide aviation and non-aviation related coverage to the Corporation, its guests, and to the general public.

Following the tragic events of September 11, 2001, insurers worldwide served notice that coverage for aircraft damage and for liability claims resulting from war and terrorist activities were cancelled. This coverage was later partially reinstated, at a cost, to the limits in force prior to September 11, 2001; however, the third party bodily injury and damage to property coverages are now subject to a limit of US $50 million per occurrence and in the aggregate.

The Canadian government, similar to governments around the world, continues with its indemnification of Canadian airlines for third party war risks liability in excess of $50,000,000 USD. The indemnity has been extended for an additional ninety days from December 21, 2004, and is renewable for further periods of ninety days at the option of the Minister of Transportation, until December 31, 2005. This timeframe was likely selected so that following the election of the new Canadian government, the issue would be reviewed and managed appropriately. WestJet is unable to predict the certainty of insurance coverage provided by the government extending past March 20, 2005, whether reasonably priced and comparable coverage would be provided commercially, and what impact this will have on the future performance of the Corporation.

CAPITAL STRUCTURE

General

The authorized capital of WestJet consists of an unlimited number of Common Shares, 126,827,411 of which are issued and outstanding as fully paid and non assessable as at March 16, 2005, an unlimited number of Non-Voting Shares, issuable in series (the "Non-Voting Shares"), an unlimited number of First Preferred Shares, issuable in series (the "First Preferred Shares"), an unlimited number of Second Preferred Shares, issuable in series (the "Second Preferred Shares") and an unlimited number of Third

Preferred Shares, issuable in series (the "Third Preferred Shares") (the First Preferred Shares, Second Preferred Shares and Third Preferred Shares, collectively referred to as the "Preferred Shares").

No Non-Voting Shares or Preferred Shares have been issued. There are no current plans in place to issue Non-Voting Shares or any class or series of Preferred Shares.

Common Shares

Each Common Share entitles the holder to receive notice of and to attend all meetings of shareholders of the Corporation, other than meetings at which only the holders of another class or series are entitled to vote, and each Common Share entitles the holder to one vote. The holders of the Common Shares, pari passu with the holders of the Non-Voting Shares are, in the discretion of the board of directors, entitled to receive out of any monies properly applicable to the payment of dividends, and after the payment of any dividends payable on the Preferred Shares of any series or any other shares ranking prior to the Common Shares as to the payment of dividends, any dividends declared and payable on the Common Shares and Non-Voting Shares. Upon any liquidation, dissolution or winding up of the Corporation, or other distribution of the Corporation's assets among its shareholders for the purposes of winding up its affairs, the holders of the Common Shares, pari passu with the holders of the Non-Voting Shares, are entitled to share on a share-for-share basis in the distribution, subject to the prior rights of the holders of the Preferred Shares of any series, or any other class ranking prior to the Common Shares.

Non-Voting Shares

The Non-Voting Shares may be issued from time to time in one or more series, each series consisting of such number of Non-Voting Shares as determined by the board of directors of the Corporation who may also fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of Non-Voting Shares. There are no Non Voting Shares issued and outstanding.

The Non-Voting Shares and the Common Shares shall rank equally as to dividends on a share for share basis. Upon any liquidation, dissolution or winding up of the Corporation, or other distribution of the Corporation's assets among its shareholders for the purposes of winding up its affairs, the holders of Non-Voting Shares, pari passu with the holders of Common Shares, shall be entitled to receive the remaining assets of the Corporation and shall be entitled to share equally, share for share, in all distributions of such assets. Except as provided in the ABCA, the holders of Non-Voting Shares are not entitled to vote.

Conversion

Except as described below, the Non-Voting Shares shall not have any conversion rights attached thereto.

In the event that an offer is made to purchase Common Shares and the offer is one which must, pursuant to applicable securities legislation or the rules of a stock exchange on which the Common Shares are then listed, be made to all or substantially all the holders of Common Shares in a province of Canada to which the requirement applies, each Non-Voting Share will become convertible at the option of the holder at any time while the offer is in effect into one Common Share and each Common Share will become convertible at the option of the holder into one Non-Voting Share, at any time while the offer is in effect, and until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised for the purpose of depositing the resulting Common Shares in response to the offer and the transfer agent of WestJet will deposit the resulting Common Shares on behalf of the shareholder. No share certificates representing Common Shares resulting from the conversion of Non Voting Shares will be delivered to the shareholder.

If: (i) Common Shares resulting from the conversion and deposited pursuant to the offer are withdrawn by the shareholder or are not taken up by the offeror; or (ii) the offer is abandoned or withdrawn by the offeror, Common Shares will be reconverted into Non-Voting Shares and a share certificate representing the Non-Voting Shares will be sent to the shareholder by the transfer agent. Common Shares resulting from the conversion and taken up and paid for by the offeror shall be deemed to be re-converted into Non-Voting Shares at the time the offeror is required under the relevant securities legislation to take up and pay for such shares.

In the event that the offeror takes up and pays for the Common Shares resulting from conversion, the transfer agent of WestJet shall deliver to the holders thereof the consideration paid for such shares by the offeror.

There will be no right to convert the Non-Voting Shares into Common Shares in the following cases:

a. the offer to purchase Common Shares is not required under applicable securities legislation or the rules of a stock exchange on which the Common Shares are then listed to be made to all or substantially all holders of Common Shares who are in a province of Canada to which the legislation applies, that is, the offer is an "exempt take over bid" within the meaning of the foregoing securities legislation; or

b. an offer to purchase Non-Voting Shares is made concurrently with the offer to purchase Common Shares and the two offers are identical in respect of price per share, percentage of outstanding shares for which the offer is made, and in all other material respects. The offer to purchase the Non-Voting Shares must be unconditional, subject to the exception that the offer for the Non-Voting Shares may contain a condition to the effect that the offeror not be required to take up and pay for Non-Voting Shares tendered in response to the offer if no shares are purchased pursuant to the contemporaneous offer for the Common Shares; or

c. holders of Common Shares representing, in the aggregate, more than fifty percent (50%) of the then outstanding Common Shares (excluding shares owned immediately prior to the offer by the offeror and any "joint actor," as defined in the relevant securities legislation) certify to the transfer agent and to the Secretary of WestJet that they will not tender any shares in response to the offer for the Common Shares.

The conversion of Non-Voting Shares to Common Shares as contemplated above is subject to certain procedures and formalities which are more fully described in the Articles of WestJet.

Preferred Shares

Issuable in Classes and Series

The Corporation may issue Preferred Shares from time to time in any class and in any series as the board of directors may determine. The board of directors may also fix the designations, right, privileges and conditions attaching to the Preferred Shares of each class and series. The holders of Preferred Shares are not entitled to vote, except as provided for in the ABCA.

Priority

The Preferred Shares of each class and each series shall, with respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution, or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, rank on a parity with the Preferred Shares of every other series in its class and shall be entitled to preference over the Common Shares, the Non-Voting Shares and any

other shares of any other class ranking junior to such class of Preferred Shares. The First Preferred Shares rank in priority to the Second Preferred Shares and the Third Preferred Shares, and the Second Preferred Shares rank in priority to the Third Preferred Shares.

Constraints/Canadian Ownership Restrictions

Under Canadian law, non-Canadian ownership of airline voting shares is limited to 25% of outstanding shares. WestJet is of the view that non-Canadian ownership levels should be increased to permit 49% of outstanding voting shares to be owned by non-Canadians. WestJet has communicated this view to the Government of Canada. As required, WestJet has established special operating procedures for non-Canadian transfers and monitoring of the non-Canadian ownership levels of its voting shares.

If and when non-Canadian ownership of outstanding WestJet common shares increase by net one per cent since any prior public announcement of ownership level to an amount in excess of 22% of outstanding common shares, WestJet will issue a press release. Should non-Canadian ownership remain in the aggregate 22% or more of outstanding common shares, WestJet will promptly issue further press releases following any incremental increase or decrease of non-Canadian ownership of one per cent or more of its outstanding common shares.

Non-Canadians wanting to buy WestJet shares can reserve the right to obtain transfers by contacting WestJet's transfer agent to obtain a reservation number after completing a reservation application. If sufficient common shares are available, WestJet's transfer agent will record a reservation number, the number of common shares assigned, and the applicable expiry date of the reservation, and return the application with those details to the applicant within two hours of receipt.

If insufficient or no common shares are available for non-Canadian shareholders, CIBC Mellon will so advise the applicant within two hours of receipt of its reservation application. WestJet's policy is to permit reservations to stand for four business days when non-Canadian ownership levels exceed 21.0% and 10 days when non-Canadian ownership levels are below 21.0%. A reservation number is valid for one transfer only and the transfer must be received prior to the expiry date.

WestJet's Articles of Incorporation include the obligation of WestJet to refuse to recognize all ownership rights that would otherwise be attached to any voting shares held contrary to ownership restrictions, by deeming all such shares to be struck from its register of securities. In addition, in circumstances where non-Canadian holders of common shares hold in excess of 25% of the voting rights of those eligible to vote at a WestJet shareholders' meeting, the voting rights of those holders will be reduced pro-rata such that voting rights of non-Canadians will be limited to 25% of the rights attaching to all common shares represented at a meeting.

Dividend Policy

No dividends have been paid or declared on any shares of the Corporation since the date of its incorporation nor are any dividends contemplated in the foreseeable future. WestJet's dividend policy is based on its results of operation, its financial position, its financing requirements for future growth and any other factors the Corporation's Board of Directors may deem relevant in the circumstances and the potential for payment of dividends will be reviewed periodically.

Market for Securities

The securities of WestJet have been listed on the Toronto Stock Exchange since July 13, 1999. The following table lists the high and low market prices and trading volume of WestJet's Common Shares[1].

Period		High ($)	Low ($)	Volume
2005				
	January	14.37	11.72	7,261,234
	February	14.15	11.02	8,175,009
2004				
	January	21.13	18.00	8,915,720
	February	18.93	16.83	8,218,688
	March	18.90	16.07	7,762,983
	April	19.25	14.53	14,403,818
	May	16.30	13.39	6,899,063
	June	15.16	12.15	9,267,331
	July	14.18	12.35	5,931,846
	August	13.90	12.50	2,443,452
	September	14.10	12.60	4,036,999
	October	13.70	10.19	5,512,539
	November	12.15	10.56	4,298,085
	December	12.89	11.16	6,615,279

(1) After giving effect to the three-for-two stock split which occurred on May 7, 2004.

CORPORATE GOVERNANCE

The Board of Directors of WestJet is responsible for the supervision of management and the overall stewardship and governance of the Corporation and acts in accordance with the mandate adopted for the Board, the Corporation's Code of Business Conduct (the "Code") and in the best interests of the Corporation and its shareholders. The Board reviews and gives final approval to all decisions of a material nature, including the annual budget, the long-term corporate plan, aircraft acquisitions, leases and replacements, capital expenditures above certain monetary thresholds, borrowings and financings.

The Board maintains ultimate responsibility for WestJet's strategic planning process, succession planning and the integrity of the Corporation's internal control and management information systems.

The Board of Directors of the Corporation is responsible for identifying principal business risks and implementing systems to manage those risks. At every regular quarterly board meeting, management and the Board review regular reports and discuss significant risk areas.

Throughout 2004, the Board of Directors took several steps to ensure that good corporate governance practices are employed at WestJet for the protection of all stakeholders. The Board appointed a Lead Director to fill the role of non-management Chairman in situations where an independent Chairman was required. The Board also oversaw the establishment of a confidential and anonymous reporting hotline whereby any employee can report concerns with any accounting and audit matters, suspected violations of the Code and workplace and flight safety matters. The Board undertook a review and modification of the Code. As well as endorsing the practice that all new employees must sign and acknowledge that they have read the Code and understand it, the Board introduced a practice whereby all directors, executives and senior management are required to re-read and sign the Code and acknowledgement annually. The Board together with senior management, received, reviewed and discussed written advice on the fiduciary duties of officers of a public company. The Board established a Corporate Governance Committee to research and recommend to the Board further actions to be taken in 2005 and beyond to ensure that the Board of Directors and all WestJetters are encouraged to conduct themselves according to good corporate governance practices.

The Board has adopted a fixed in camera agenda item for each Board meeting, during which unrelated directors under the direction of the Lead Director, meet without any members of management present. An unrelated director is defined as a director who is independent of management and is free from any interest in any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding.

The Board established a committee of independent directors chaired by the Lead Director to deal with the legal actions commenced by Air Canada and later by Jetsgo. This separated the handling of the claim from management to avoid any potential conflicts and to allow management to concentrate its time and efforts on running the airline.

Additional information in respect of corporate governance matters is contained in the Corporation's information circular for the shareholders meeting to be held on April 27, 2005 which has been filed on SEDAR at *www.sedar.com.*

Directors and Executive Officers

The following tables and notes set out the names, municipalities of residence, positions with the Corporation, principal occupations and particulars of each of the directors and senior officers of the Corporation. Unless otherwise specified, all of the individuals noted below have been engaged in their stated principal occupations, or in other executive capacities with the organizations by which they are currently engaged, for the past five years.

Directors

Name and Municipality Of Residence	Position or Office with the Corporation	Principal Occupation
Clive J. Beddoe Calgary, Alberta	Chairman, President, Chief Executive Officer and Director since June 1995	Chairman, President and Chief Executive Officer of the Corporation and Chairman, The Hanover Group of Companies.
Thomas (Tim) W. Morgan Calgary, Alberta	Executive Vice-President, Operations since December 1997 and Director since September 1996	Executive Vice-President, Operations and President, Morgan Air Services Co. Ltd., a private air charter company.
James Homeniuk Calgary, Alberta	Aircraft Maintenance Engineer and WestJet P.A.C.T. Representative. Director since April 30, 2003.	WestJet Aircraft Maintenance Engineer
Ronald G. Greene[(2) (4)] Calgary, Alberta	Director since June 1995	President, Tortuga Investment Corp., a private investment company.

Name and Municipality Of Residence	Position or Office with the Corporation	Principal Occupation
Wilmot L. Matthews[1][3] Toronto, Ontario	Director since September 1996	President, Marjad Inc., a private investment company.
Murph Hannon[1] Calgary, Alberta	Director since December 1996	President, Murcon Development Ltd., a private investment company.
Larry Pollock[1][2] Edmonton, Alberta	Director since September 1999	President and Chief Executive Officer, Canadian Western Bank and Canadian Western Trust.
Donald McDonald[2][3] Calgary, Alberta	Director since September 1999	President, Sanjel Corporation, a private oilfield services company.
Allan Jackson [3] Calgary, Alberta	Director since July 2003	President and Chief Executive Officer, Arci Ltd., a private real estate investment company and Jackson Enterprises Inc., a private holding and consulting company.

(1) Member of Audit Committee, which committee is required pursuant to the ABCA.
(2) Member of Compensation Committee.
(3) Member of the Corporate Governance Committee.
(4) Lead Director since March 22, 2004.

Executive Officers

Name and Municipality Of Residence	Position or Office with the Corporation	Principal Occupation	Years of Airline Experience
Alexander (Sandy) J. Campbell Calgary, Alberta	Executive Vice-President, Finance and Chief Financial Officer since September 1997	Executive Vice-President, Finance and Chief Financial Officer of the Corporation.	15
Donald Bell Calgary, Alberta	Executive Vice-President, Customer Service, since December 1997	Executive Vice-President, Customer Service.	11
Frederick (Fred) Ring Calgary, Alberta	Executive Vice-President, People since February 2001	Executive Vice-President, People; prior thereto Principal with the Calgary Board of Education.	4

Name and Municipality Of Residence	Position or Office with the Corporation	Principal Occupation	Years of Airline Experience
Sean Durfy Calgary, Alberta	Executive Vice-President, Marketing and Sales since December 2004	Executive Vice-President, Marketing and Sales; prior thereto Vice-President, Enmax Corporation and President, Enmax Energy Corporation	1
Shawn Christensen Calgary, Alberta	Corporate Secretary since April 2002	Director, Legal Services since April, 2002; prior thereto lawyer at a Calgary firm since 2000; prior thereto law student, University of Calgary.	3

Directors and executive officers of WestJet, as a group, own, directly or indirectly, or exercise control or direction over, 19.6 million (15.5%) of the Common Shares of WestJet. Information as to securities beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been supplied by the respective individuals.

Conflicts of Interest

The Corporation has four term loans outstanding with a Canadian chartered bank whose President and Chief Executive Officer is a director of WestJet. The loans were negotiated on an arm's length basis and are priced at competitive market rates.

There are potential conflicts of interest to which some of the directors and officers of the Corporation will be subject. In connection with the operations of the Corporation, some of the directors and officers are engaged in or associated with and will continue to be engaged in or associated with service and supply businesses whose services and products may be utilized by the Corporation from time to time. At present, these relationships are immaterial. Conflicts, if any, will be subject to the procedures and remedies as provided for under the *ABCA*, subject to internal review by the Audit Committee.

Committees of the Board

The Board of Directors has established three (3) standing committees: an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. The Board has also established the Independent Committee of Directors as a special committee to deal with litigation commenced by Air Canada and Jetsgo. The creation of the Independent Committee separated the handling of those claims from management toward and potential conflicts and to allow management to concentrate its time and efforts on running the airline. Each committee reports to the Board with their recommendations for final approval.

Audit Committee

Audit Committee Mandate and Terms of Reference

In 1999 and 2000 the Audit Committee was involved in the establishment of WestJet's Internal Audit function which continues with a customer-oriented and value-added approach to WestJet's operating departments in evaluating their operating processes and systems of internal control. Audit reports are

prepared and distributed to management and the Audit Committee and the internal auditor also meets with the Audit Committee quarterly. The Internal Auditor conducts an Enterprise/Process Risk Assessment annually to identify and prioritize audit areas for the year. A detailed Internal Audit plan for 2004 including the audit areas and corresponding timelines was endorsed by the Audit Committee on February 11, 2004.

The Audit Committee has a charter, which addresses the purpose, composition, meeting requirements and responsibilities and duties (documents/reports review, auditors' independence, financial reporting process, process improvement and ethical and legal compliance matters) of the committee. The Audit Committee will review the adequacy of the charter on a regular basis and propose to the Board any necessary changes from time to time.

The Mandate and Terms of Reference of the Audit Committee of the board of directors is attached hereto as Schedule "A". The members of the Audit Committee are Wilmot Matthews, Murph Hannon and Larry Pollock. The Audit Committee met five (5) times during 2004.

Composition of the Audit Committee

The members of the Audit Committee are independent (in accordance with National Instrument 52-110) and are financially literate. WestJet's Audit Committee currently consists of three non-management or external Directors of the Board, who meet at least quarterly. The purpose of the quarterly meetings is to review and subsequently recommend to the full Board, the Audit Committee's approval of financial statements, to discuss the analysis of financial information provided by management, to review accounting policies and estimates and to monitor financial performance from plan.

Relevant Education and Experience

Mr. Wil Mathews, the Chairman of the Committee, is a chartered accountant who was also a Vice Chairman of Nesbitt Burns Inc. before his retirement in 1996. He has served on numerous audit committees in addition to that of the Corporation, including as chairman of the audit committee of Renaissance Energy Ltd. and for numerous years as a member of the audit committee of Burns Fry Ltd. He is also a former member of the audit committee of Husky Energy Ltd.

Mr. Larry Pollock, presently the President and CEO of a Canadian Schedule 1 Bank, has been in the financial services industry since 1968. He has extensive experience as an analyst and commercial loan underwriter and has served on the audit committees of Allianz Insurance and Trafalgar Insurance of Canada, subsidiaries of Allianz of Germany. He has been on the Corporation's audit committee for five years.

Mr. Murph Hannon, presently the President of a private investment company, has extensive experience in reviewing and assessing financial information of companies in various industries. He also has taken various courses over the years relating to analysis of financial statements and accounting matters, including extensive course work regarding oil and gas accounting. He has also served on the Audit committee of a public oil and gas company for four years and has been on the Corporation's Audit Committee for nine years.

Pre-Approval of Policies and Procedures

The Audit Committee also reviews any proposed related party transactions, annual external appraisals of aircraft values and residual values as well as the adequacy of the Corporation's accounting estimates for amortization.

Audit fees and fees paid to the audit firm for non-audit services are reviewed by the committee quarterly. Non-audit services to be provided to Corporation by its auditors must be pre-approved by the Chairman of the Audit Committee.

External Auditor Service Fees

The Audit Committee annually reviews the appointment of the Corporation's external auditors and makes recommendations to the Board regarding such auditor's appointment and remuneration. The Audit Committee meets quarterly with the external auditors, including a private session without management present. The committee receives reports, reviews audit findings, approves audit plans and is appraised of future reporting developments from external auditors.

Audit Fees

The aggregate fees billed by the Corporation's external auditor in each of the last two fiscal years for audit services, including annual audits, quarterly reviews and other services related to the audit, were $411,500 in 2004 and $323,500 in 2003.

Audit and Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance related services by the Corporation's external auditor that are reasonably related to the performance of the audit or review of the Corporation's financial statements that are not reported under "Audit Fees" above were $7,500 in 2004 and $27,200 in 2003. These 2004 fees related to audits of AIFs activity.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the Corporation's external auditor for general tax compliance, tax advice and tax planning were $58,300 in 2004 and $50,675 in 2003.

All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the Corporation's auditors other than services reported above were $54,625 in 2004 and $43,260 in 2003 relating to French translation services.

Compensation Committee

The Compensation Committee is comprised of three independent non-executive directors and meets from time to time each year for the purpose of reviewing overall compensation policy, and competitive compensation data provided by outside consultants. The Compensation Committee makes specific recommendations to the Board of Directors on salaries of executive officers and bonus and stock option allocations. In consultation with the Board of Directors, the Chairman of the Compensation Committee formally assesses the performance of the Chief Executive Officer each year using both financial and non-financial measurements. Recommendations of the Compensation Committee are reviewed and discussed by the full Board of Directors before final approval. Directors who are also executive officers of the Corporation are excused from the Compensation Committee and Directors' meetings during any discussion of their compensation. The Compensation Committee met three (3) times during 2004.

Corporate Governance and Nominating Committee

The Corporate Governance Committee is comprised of at least three directors, the majority of whom must be independent, and meets at least twice per year and at such other times as the Chairman of the Committee may convene meetings. The Committee assesses the needs of the Board, including size, frequency of meetings, procedures for establishing agendas, committee allocations of directors, overall continuing education and the relationship between the Board and officers of the Corporation. The Committee is responsible generally for the Corporation's approach to governance issues and for the periodic review of committee charters. The Committee is also charged with the evaluation of the performance and effectiveness of Board members and committees as well as the Board Chairman and committee chairman. The Committee will conduct a periodic review of the competency, skills and personal qualities of Directors, including existing and potential new directors and will oversee the orientation program of any new directors. The Corporate Governance and Nominating Committee met two (2) times since it was formed in late 2004.

Disclosure, Confidentiality and Trading Policy

The Board has adopted a disclosure, confidentiality and trading policy for the Corporation, which provides guidance on disclosure of material information, maintaining confidentiality and restrictions on trading of securities of the Corporation.

Governance Policies

Environmental Policy

WestJet pro-actively maintains its standard as a leader of environmental policy in the airline industry through corporate and individual responsibility. As well as adhering to all of the local, national and international standards, WestJet takes a hands-on accountability approach where no guidelines exist to ensure that the Corporation remains responsive to current environmental issues and to prevent new environmental concerns from arising.

WestJet strives to use and develop technologies that are environmentally sound. It also recycles and supports the use of recycled materials where possible. Employees are also advised and encouraged to make health conscious and environmentally sound decisions. This is ensured through proper training and the adequate funding needed to maintain a high standard of environmental responsibility.

Social Policy

WestJet is committed to providing a friendly, safe, equitable and rewarding work environment for its employees. This includes the ability to attract and retain outstanding professionals, provide them with continuous learning, encourage performance excellence, achieve diversity and develop leaders at all levels. WestJet is committed to the objectives of the Employment Equity Act and reports annually to the government authorities on the representation of those designated groups within the Corporation.

As a fundamental principle of employment, and in recognition of the Canadian Human Rights Act, WestJet recognizes that all persons are equal in dignity and human rights without regard to race, religion, colour, sex, sexual orientation, marital and family status, disability, age, convictions for which a pardon has been granted, or national or ethnic origin. In particular, equal opportunities with respect to hiring, promotion and training will be assured to all employees.

Code of Business Conduct

WestJet has established the Code which consists of policies relating to the ethical and legal standards of conduct to be followed by employees and agents of the Corporation and reflects the Corporation's responsibility to its people, guests and all those with whom WestJet interacts to conduct business with unwavering integrity. The Code is designed to define individual and corporate responsibility and was adopted by the Board in August 2002 and is reviewed and updated regularly, including most recently in March 2005.

The Board of Directors endorses the practice that all new employees must sign and acknowledge that they have read the Code and understand it. The Board has introduced a practice whereby all directors, executives and all management are required to re-read the Code of Business Conduct and sign the acknowledgement annually.

Confidential and Anonymous Reporting

WestJet has adopted a confidential and anonymous reporting policy and procedure that allows employees to report what they consider to be questionable business practices. WestJet uses an external, unbiased, third party provider to accept and retain, on a confidential basis, reports from employees of what they may consider to be a questionable business practice.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, there are no material contracts entered into by WestJet within the most recently completed financial year, or before the most recently completed financial year but which are material and are still in effect.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to the Corporation or to which the Corporation is a party or in respect of which any of its properties is subject, nor are any such proceedings known to be contemplated, other than:

1. A Statement of Claim was filed by Air Canada and ZIP in the Ontario Superior Court on April 6, 2004. The Statement of Claim has since been amended July 22, 2004, December 29, 2004 and March 11, 2005, and now names as defendants the Corporation, two officers, two employees, two former officers, and one former employee. The principal allegations are that the defendants unlawfully obtained confidential flight load and load factor information from Air Canada's employee travel website. The plaintiffs originally claimed damages, then increased their damage claim and in their third amendment, abandoned their damage claim. They now seek disgorgement of incremental revenue, profits and other benefits in the amount of $170 million, punitive damages of $25 million and $25 million for spoliation. The plaintiffs have provided no details or evidence to substantiate their claims; and

2. A Statement of Claim was also filed by Jetsgo Corporation in the Ontario Superior Court on October 15, 2004 against the Corporation, an officer, and a former officer. The principal allegations are that the defendants in the action conspired together to unlawfully obtain Jetsgo's proprietary information and to use this proprietary information to harm Jetsgo and benefit WestJet. Jetsgo is seeking damages, in an amount to be determined plus $50 million, but the Plaintiff has provided no details or evidence to substantiate its claim.

Based on the results to date of (i) an internal investigation, (ii) advice from independent industry experts, and (iii) cross-examinations of witnesses in the Air Canada proceedings only, management believes the amounts claimed are substantially without merit. The amount of loss, if any, to WestJet as a result of these two claims cannot be reasonably estimated. The defense and investigation of these claims are continuing.

The Corporation is party to other legal proceedings and claims that arise during the ordinary course of business. It is the opinion of management that the ultimate outcome of these other matters will not have a material effect upon the Corporation's financial position, results of operations or cash flows.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors and senior officers of the Corporation, nor of any nominees for director or any shareholder who beneficially owns more than 10% of the shares of the Corporation, or any known associate or affiliate of such persons in any transaction since the commencement of the Corporation's last completed financial year, or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

INTERESTS OF EXPERTS

No person or corporation is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by WestJet during, or relating to, WestJet's most recently completed financial year, and whose profession or business gives authority to the statement, report or valuation made by the person or corporation, other than KPMG LLP, the Corporation's auditors.

As at March 29, 2005, KPMG LLP and its partners did not hold any registered or beneficial interests, direct or indirect, in any securities of WestJet or of WestJet's associates or affiliates.

RISK FACTORS

Investment in Common Shares involves certain risks, including but not necessarily limited to the risk factors listed below. Owners and prospective purchasers of the securities of the Corporation should carefully consider, in addition to the other information in this Annual Information Form, the following risk factors inherent in and affecting the Corporation's business before making an investment decision.

Management performs a risk assessment process on an annual basis to ensure that significant risks related to the Corporation have been reviewed and assessed by management.

Any major safety incident involving the aircraft of the Corporation or similar aircraft of other airlines could materially and adversely affect the Corporation's service, reputation and profitability.

A major safety incident involving a WestJet aircraft during operations would require the Corporation to incur potentially substantial repair or replacement costs of the damaged aircraft and a disruption in service. The Corporation could also incur potentially significant claims relating to injured guests and others along with a negative impact to its reputation for safety, adversely affecting the Corporation's ability to attract and retain guests. The Corporation has implemented an Emergency Response Plan ("ERP") in the event of an incident occurring.

On November 4, 2003 the Montreal Convention came into force in Canada by an amendment to the *Carriage by Air Act* (Canada). The Montreal Convention introduced updates and modernized the Warsaw Convention of 1929, a set of international rules governing liability of an air carrier. The Montreal

Convention has expanded an air carrier's liability exposure. Under the Warsaw system, an air carrier's liability is limited to approximately US$75,000 (unless the air carrier acted with intent or recklessly). The Montreal Convention establishes a two-tier system for determining an air carrier's liability for the death or injury of passengers in the event of an accident. Under the first tier of the system, an air carrier is strictly liable for death or injury to passengers up to approximately US$145,000 but may be subject to additional damages unless an air carrier can show that it did not act negligently. Under the second tier, a carrier can defend against any claim above that amount.

The Corporation carries adequate insurance similar to other scheduled airlines operating in the North American market. While the Corporation believes its insurance is adequate, there can be no assurance that such coverage will fully protect it against all losses that it might sustain. In the aftermath of the September 11 terrorist attacks, the availability of insurance for airlines decreased while the costs of such insurance have increased. There is no assurance that WestJet will be able to obtain insurance on the same terms in which it has in the past.

There is a risk that the Government of Canada may not continue to provide indemnity for third party war risk coverage, which it currently provides to certain scheduled carriers, including WestJet. In the event that the Government of Canada does not continue to provide such coverage, such coverage may or may not be available in the commercial markets to WestJet and the costs and impact of such costs is as yet underdetermined.

A significant increase in the price of jet fuel could result in a disproportionately higher increase in the Corporation's average total costs.

The Corporation's fuel costs constitute one of the largest single expense categories, representing 22.6% of operating costs in 2004 and 20.8% of operating costs in 2003. A significant change in the price of aviation fuel will materially affect the Corporation's results of operations. WestJet monitors hedging opportunities to mitigate the effects of increasing fuel prices. A US $1 per barrel fluctuation in the average price of crude oil would have resulted in a $4.9 million change in 2004 fuel expense (based on 2004 volumes) of the Corporation.

Fuel prices will continue to be susceptible to political events, weather conditions and other factors that can affect the supply of fuel and the Corporation cannot predict near- or long-term fuel prices. In the event of a fuel supply shortage or significantly higher fuel prices, a curtailment of scheduled service could result. There can be no assurance that increases in the price of fuel can be offset by higher fares or fuel surcharges. The higher costs to travellers may destimulate air travel.

WestJet's 737-200 aircraft are less fuel-efficient compared to new aircraft and industry averages. Depending on hedging programs, a significant increase in the price of jet fuel could result in a disproportionately higher increase in the Corporation's average total costs in comparison to its competitors using more fuel-efficient aircraft or more effective hedging programs. This risk will diminish as the Corporation acquires more Next-Generation 737 aircraft, and replaces more 737-200s in its current fleet.

The Corporation's failure to implement its growth strategy could have a material adverse effect on the Corporation's financial condition and results of operations.

WestJet's growth strategy involves increasing the number of markets served and increasing the frequency of flights to the markets the Corporation already serves. Establishing new markets requires a substantial commitment of resources and, during the initial phases of implementing service in a new market, the Corporation is more vulnerable to the effects of fare discounting in that market by competitors already

operating in that market or by new competitors entering that market. There can be no assurance that the Corporation will be able to identify and successfully establish new markets.

Major incident with the Corporation's sole supplier for aircraft or engines could harm the Corporation's business

WestJet's reliance on Boeing for aircraft or General Electric for engines makes it susceptible to any problems connected with Boeing aircraft or General Electric engines or components, respectively, including defective materials, mechanical problems, or negative perception in the travelling community. In addition, labour action at Boeing, General Electric, or key suppliers could delay delivery of new aircraft or parts, impacting negatively on the Corporation's operating and expansion plans.

If Boeing were unable to adhere to its contractual obligations in meeting the Corporation's scheduled delivery dates, WestJet would have to find another supplier for aircraft or engines. Purchasing aircraft from another supplier would require significant transition costs related to training. In addition, aircraft and engines may not be able to be purchased at similar prices or received during the same scheduled delivery date which could adversely affect operations.

Reduced market growth rates can create heightened competitive pressures, impacting the ability to increase fares and increasing competition for market share

Conventional airline profits are sensitive to the general level of economic activity, taxes, interest rates, demographic changes, price levels, telecommunications usage, special circumstances or events occurring in the locations served, and to external factors such as foreign exchange rates and international political events. A significant portion of an airline's costs such as labour, aircraft ownership, and facilities charges cannot be easily adjusted in the short-term to respond to market changes.

The airline industry is highly competitive and particularly susceptible to price discounting because airlines incur only nominal costs to provide services to passengers occupying otherwise unsold seats. The Corporation primarily competes with a major Canadian airline and its subsidiaries in its domestic market and the major Canadian airline and numerous US carriers in the transborder market which it has recently entered. The Corporation faces significant competition from other airlines (including low-fare airlines) that are serving most of the Corporation's existing and potential markets. Other airlines regularly meet or price their fares below the Corporation's fares, potentially preventing the Corporation from attaining a share of the passenger traffic necessary to maintain profitable operations. The Corporation's ability to meet price competition depends on its ability to operate at costs lower than its competitors or potential competitors over the medium to long term.

With the aggressive competitive environment WestJet looks internally towards realizing cost efficiencies and competitive advantages in order to combat competitive forces. The Corporation's culture remains a competitive advantage in the face of increased competition. In addition, the Corporation continually monitors its cost structure and seeks opportunities to reduce costs further where possible.

The Corporation entered the scheduled US transborder market in the third quarter of 2004. The expansion into the US transborder market carries additional risks associated with US domestic levels of market awareness and loyalties, a new business environment, and additional regulatory implications which matters present risks which may impact operations and related financial results of the Corporation..

The failure of critical systems which the Corporation relies could harm the Corporation's business

The Corporation depends on automated systems to operate its business, including its computerized airline reservation system, telecommunication systems and website. The Corporation's website and reservation

system must be able to accommodate a high volume of traffic and deliver important and accurate flight information. Any disruption in these systems could result in the loss of important data, increase expenses and generally harm the Corporation's business. The Corporation has secondary systems which will mitigate to varying degrees any primary system failures.

The Corporation has a significant amount of obligations and will incur significantly more fixed obligations which could harm its ability to meet its growth strategy

The Corporation's high level of debt and other fixed obligations could impact its ability to obtain additional financing to support capital expansion plans and working capital on suitable terms. The Corporation's ability to make schedule payments on its debt and other fixed obligations will depend on its future operating performance and cash flow. The failure to generate sufficient operating cash flow to meet our fixed obligations could harm the business of the Corporation.

Government intervention and regulations imposing additional requirements and restrictions on operations could increase operating costs and disrupt the Corporation's operations

The airline industry is subject to extensive laws relating to airline safety and security, competition, environment, and labour concerns. New or different laws or regulatory schemes or rulings, or changes in tax policy could have an adverse impact on the airline industry in general by significantly increasing the cost of airline operations or reduce the demand for air travel, and could have a material adverse effect on WestJet.

Loss of key personnel could harm WestJet's business

WestJet's success will depend, in part, on members of its management and key personnel. If any of these individuals become unable to continue in his or her present role, WestJet may have difficulty replacing these individuals, which could affect the Corporation adversely.

Foreign currency and interest rate fluctuations

WestJet is exposed to US dollar currency fluctuations due to US dollar payment obligations associated with fuel purchases, aircraft lease and purchase payments, and maintenance expenditures such as spare parts, and repair and overhaul of engines and rotable components. Since WestJet's revenues are received primarily in Canadian dollars, WestJet is exposed to fluctuations in the Canada/US exchange rate with respect to these payment obligations.

The Corporation is exposed to fluctuations in the Canadian/United States exchange rate relating to the purchases of the remaining Next-Generation 737 aircraft. The purchases of the aircraft are financed by funds drawn in Canadian dollars; however, the aircraft are paid for in US funds at the date of each aircraft delivery. As a result, the Corporation is exposed to foreign currency fluctuations prior to each delivery date. This exposure is mitigated by fixing rates in advance of delivery at appropriate times and where rates are not yet locked in, or aircraft deliveries are spread out over time, effectively achieving an average rate of exchange as the US dollar exchange rate is locked in at each separate delivery point. Additionally, the ability to draw these funds in Canadian dollars significantly reduces the Corporation's risk to foreign currency fluctuations as the majority of WestJet's revenue is in Canadian dollars.

The Corporation is also exposed to fluctuations in the Canadian/U.S. exchange rate related to U.S. $ aircraft lease payments.

WestJet is also exposed to general market fluctuations of interest rates as it has future aircraft purchase commitments which will be financed at prevailing market rates. This exposure is mitigated by fixing rates.

Terrorist attacks or military involvement in unstable regions may harm the airline industry

After the terrorist attacks of September 11, 2001, the airline industry has experienced a substantial decline in passenger traffic and revenue, and increased security and insurance costs. The heightened concern of future terrorist attacks and additional terrorist attacks cause a further decrease in passenger traffic and yields, and increase security measures and related costs. These events adversely impact the airline industry and WestJet's operations and should such an attack occur in Canada, the adverse impact could be very significant.

The operations of the Corporation are affected by a number of external factors beyond the Corporation's control such as weather conditions, and special circumstances or events occurring in the locations served by the Corporation

Delays or cancellations due to weather conditions and work stoppages or strikes by airport workers, baggage handlers, air traffic controllers and other workers not employed by the Corporation could have a material adverse impact on the Corporation's financial condition and results of operation. Delays contribute to increased costs and decreased aircraft utilization, which negatively affects profitability.

A health epidemic occurring in the United States or Canada, or a World Health Organization travel advisory, could have a significant adverse effect on the number of passengers travelling on WestJet and, therefore, the financial results of the Corporation and its business.

Air navigation fees in Canada have been increasing significantly in recent years, and if they continue to increase at similar rates, they could have a negative impact on the business and financial results of WestJet.

Airport authorities continue to implement or increase various user fees which impact travel costs for passengers, including landing fees for airlines and airport improvement fees. Airport authorities generally have the unilateral discretion to implement and adjust such fees. The combined increased fees, and the oncoming increase in rents under various lease agreements between airport authorities and the Government of Canada, which in many instances are passed through to air carriers and/or air travellers, but ultimately, air travellers, may negatively impact travel of all sorts, and most particularly discretionary travel.

The Corporation's maintenance costs will increase as its fleet ages

The average age of the Corporation's 737-700 fleet is 1.7 years. These aircraft require less maintenance now than they will in the future. The Corporation has incurred lower maintenance expenses on these aircraft because most of the parts on these aircraft are under multi-year warranties. The Corporation's maintenance costs will increase significantly as its fleet ages and warranties expire.

Risk of unionization could materially increase costs and affect WestJet's unique corporate culture with adverse operational and financial consequences

WestJet operates with lower personnel costs than the major established airlines, principally due to lower base salaries, greater productivity and flexibility in the utilization of personnel. There can be no assurance that the Corporation will be able to realize all of these advantages for any extended period. Many airline industry employees are represented by labour unions. The Corporation is unable to predict whether any of

its employees will elect to be represented by a labour union or other collective bargaining unit. If unionization of WestJet employees were to occur, the Corporation's costs could materially increase and its corporate culture could change with adverse operational and financial consequences.

Failure to meet financial covenants of debt agreements

A limited number of WestJet's current financing agreements require the Corporation to comply with specific financial covenants. There is no assurance that the Corporation can comply with these covenants in the future. These covenants may limit WestJet's ability to finance future operations or capital needs. If WestJet were to default on these covenants and were unsuccessful in obtaining a waiver of the default, all amounts owing under the defaulted agreement could be required to be immediately due and payable. In this event, the Corporation would require sufficient cash to meet the repayment obligation or require additional debt or equity financing, which may not be available. If unable to repay the debt, WestJet would be required to liquidate certain assets in order to obtain the necessary funds or be subject to the risk of having its aircraft repossessed, which could adversely impact its business.

REGULATORY ENVIRONMENT

Domestic

In Canada, civil air transportation, including the establishment of aviation policy, the establishment of maintenance and operations standards, safety, and the provision of ground and airways infrastructure, rests wholly within Federal Government jurisdiction and is the responsibility of the Minister of Transport (the "Minister"). The *Aeronautics Act* (Canada) gives the Minister the authority to certify air carriers as being adequately equipped and capable of conducting a safe operation. Pursuant to the *Aeronautics Act* (Canada), WestJet obtained its air operator certificate, which allows it to operate a commercial air service with Boeing 737 jet aircraft.

The *Canada Transportation Act* (the "*Act*") is the legislation pursuant to which the Canada Transportation Agency (the "CTA") regulates transportation industries in Canada, including the air transport industry. The *Act* requires that holders of licenses be "Canadian," controlled in fact by Canadians, and that at least 75% of their voting interests be owned and controlled by "Canadians" (as defined in the *Act*). The constraints on ownership rights contained in WestJet's Articles require WestJet to refuse to recognize all ownership rights which would otherwise be attached to any voting shares held contrary to such constrained share provisions, by deeming all such shares to be struck from its register of securities.

Commencing in January 1988, the deregulation of the airline industry in Canada allowed carriers to establish airfares and conditions of carriage without government regulation, making it easier for new airlines to start-up and for existing ones to expand. The principle of free market entry under the *Act* is presently limited only by the requirements that the carrier be "Canadian," as defined in the *Act*, that it hold an operating certificate and that it is suitably insured.

Competition Act

Legislative Framework

Competition in the Canadian airline industry is regulated under the *Competition Act*. The *Competition Act* is a federal statute designed to, among other things, maintain and encourage competition in Canada in order to promote efficiency and adaptability of the Canadian economy and to provide consumers with competitive prices and product choices. The *Competition Act* contains two types of offences: criminal offences and reviewable matters. Reviewable matters are not *per se* prohibited, and in fact, for the most part, represent common business activities. Reviewable matters may only be prohibited against specific

named persons when the conduct in question is, generally, lessening or preventing, or is likely to lessen or prevent competition substantially in a market. Unlike a criminal offence, which requires proof beyond a reasonable doubt, an order prohibiting a reviewable practice can be obtained on a preponderance of evidence or balance of probabilities.

Although the *Competition Act* is administered and enforced by the Commissioner of Competition (the "Commissioner") and the Competition Bureau, criminal matters are prosecuted through the Attorney General's office, while reviewable matters are adjudicated before the Competition Tribunal (the "Tribunal") pursuant to the *Competition Tribunal Act* (Canada).

Until June 2000, the *Competition Act* did not contain industry specific provisions. However, following Air Canada's acquisition of Canadian Airlines, the *Competition Act* was amended to address several concerns raised by the acquisition, in particular, relating to the possibility that Air Canada would engage in predatory behaviour to maintain its dominance in the airline industry. Specifically, the Commissioner of Competition did not believe that the predatory pricing provisions of the *Competition Act* found at Section 50.(1)(c) were particularly suitable in that they were criminal in nature, required a higher standard of proof, and lacked sufficient clarity as to the elements of the offence, making them difficult to enforce. As a result, the abuse of dominance provisions (which are reviewable matters rather than criminal offences) were amended to deal specifically with Canada's airline industry.

By way of brief history, Section 79 of the *Competition Act* was enacted in 1986 to establish a new reviewable practice of abuse of dominance and to replace the previous criminal offence of being a "party to or to the formation of a monopoly." In Canada, it is not an offence to be a "monopoly;" however, it is an offence to abuse that position to the detriment of competition. Section 79 applies if (a) a person substantially or completely controls a business in Canada, (b) that person has engaged in or is engaging in a practice of anti-competitive acts, and (c) the practice has had, is having, or is likely to have the effect of preventing or lessening competition substantially in a market.

On June 29, 2000, Section 78 of the *Competition Act,* which lists several common types of "anti-competitive" acts, was amended to include the denial, in certain circumstances, by another air carrier of access on reasonable commercial terms to facilities or services that are essential to the operation of an air service, and more significantly, "acts or conducts of a person operating a domestic service" as are set out in the regulations.

The *Regulations Respecting Anti-Competitive Acts of Persons Operating a Domestic Service* (the "Regulations") were enacted in August 2000 to include a number of potentially anti-competitive acts, including the following, which are largely designed to capture anti-competitive, strategic pricing, and output behaviours: (a) operating capacity on a route or routes at fares that do not cover the avoidable cost of providing the service; (b) increasing capacity on a route or routes at fares that do not cover the avoidable cost of providing the service; (c) using a low-cost second brand carrier in a manner that is described in paragraph (a) or (b); and (d) altering its schedules, networks, or infrastructure for the purpose of disciplining or eliminating a competitor or impeding or preventing a competitor's entry into, or expansion in, a market.

In addition to these amendments, in June of 2000 the Commissioner was empowered to make a temporary order (i) prohibiting a person operating a domestic service from engaging in anti-competitive acts, or (ii) requiring the person to take steps that the Commissioner considers necessary to prevent injury to competition or harm to another person, if the Commissioner had already commenced an inquiry against that person in respect of that behaviour and the Commissioner considered that in the absence of such an order, a person would likely be eliminated as a competitor or suffer a significant market share loss, among other things, that could not be adequately remedied by the Tribunal. This temporary order has affect for 20 days and may be extended for two periods of 30 days each, or longer if determined necessary by the

Tribunal. Since June 2002, this power has been expanded to enable the Commissioner to make *ex parte* applications to the Tribunal for interim orders in specified reviewable matters cases, including abuse of dominant position cases, before making an application to the Tribunal in respect of the conduct complained of. This type of interim order has affect for 10 days, but can be extended for two additional periods of 35 days.

Section 79 of the *Competition Act* was further amended in June of 2002 to allow the Tribunal to assess a monetary penalty against a person operating a domestic service engaged in anti-competitive conduct contrary to Section 79 of up to $15 million.

The Minister of Industry recently introduced Bill C-19 to the Canadian Parliament in November, 2004. This Bill proposes to remove airline specific provisions from the *Competition Act* introduced in 2000 and to return competition law governing the airline industry to the general principles governing all industry. This Bill received first reading and is now before a House of Commons Committee where it was referred for review on November 16, 2004

The Security Charge and Canadian Security Authority

The *Air Traveller's Security Charge Act* (the "*Security Charge Act*") was brought into force in March 2002. The *Security Charge Act* stipulates that issuers of tickets were obligated to collect, as agent and trustee for the Government of Canada, the Security Charge. When first enacted, the Security Charge was $12.00 ($11.22 if GST was required to have been paid), for each "chargeable enplanement," which included connecting flights between the point of origin and the point of destination, to a maximum of $24.00 ($22.43 if GST was applicable) for round trips. WestJet is required to file monthly returns with respect to each preceding month detailing prescribed information with respect to Security Charge collections and to pay that amount to the government.

The *Canadian Air Transport Security Act* was brought into force in April 2002 and established the Canadian Air Transport Security Authority ("CATSA"). CATSA is mandated to take actions, either directly or through screening contractors, for the screening of persons accessing aircraft or restricted airport areas, including their carry-on possessions and baggage. CATSA is also responsible for such other air transport security functions as the Minister might assign to it from time to time. In connection with providing security functions, CATSA is entitled to enter into agreements with RCMP for the provision of services, including services on aircraft. Airport authorities are required to maintain, free of charge, such space as CATSA may require in the airport facility to conduct its security operations. In addition, extensive security and screening measures for airlines and airports have been enacted and updated under the *Security Screening Order*, *Air Carrier Security Measures* and *Aerodrome Security Measures*.

Government recognition of the effects of the Security Charge has led to a reduction in the Security Charge since its inception. Effective April 1, 2004, the level of charge for air travel within Canada has been reduced to $12 from $14 for round-trip travel and to $6 from $7 for one-way travel. The level of the charge for transborder air travel was reduced to $10 from $12 and for other international air travel the rate has been reduced to $20 from $24. In the February 23, 2005 federal budget, the government proposed to reduce the Security Charge effective for tickets purchased on or after March 1, 2005 to $5.00 for one-way travel within Canada, to $8.50 for transborder air travel and to $17.00 for other international travel.

WestJet believes that the imposition of the Security Charge on airline users is fundamentally flawed as a method of taxation. Initially, WestJet management believed that in principle, as a charge on air travellers, the theory of a user-pay security tax (as distinguished from the quantum or the method) was acceptable. Since that time, WestJet has witnessed a dramatic reduction in short-haul air travel, the enhancement of port security and border crossing security without a consequent user charge, and continued massive subsidies of passenger rail. In addition, the rules and regulations being developed by CATSA have

become more and more of a burden on WestJet's daily operations, increasing costs directly without reimbursement from CATSA, and affecting customer service. Finally, airports have also faced additional costs due to facilities and process upgrades that are not reimbursed by CATSA, the costs of which flow through to WestJet's guests.

The recent reduction of the Security Charge domestic and international bookings is welcome; however, the Security Charge is much higher than in the United States, and does not reflect a comprehensive view of national security, or transportation and economic policy. Ideally, the trend to reduce security charges further will continue and the Canadian government will keep considering all aspects that will contribute to the ability for all Canadians to travel more affordably within Canada and across the border.

Recent Developments

In addition to Bill C-19, dealing with amendments to the *Competition Act,* the Minister of Transport introduced Bill C-4 addressing Canada's commitment to the implementation of the Cape Town Convention and Aircraft Protocol. The Protocol implements an internationally harmonized regime to reduce the risk of financing aircraft purchases. The changes, when finalized, are anticipated to result in more favourable arrangements for aircraft financing. Bill C-4 received Royal Assent on February 24, 2005.

In early November, 2004, the Minister of Transport appeared before the House of Commons Standing Committee on Transport (the "Committee") and advised that he intended to work with industry stakeholders to resolve difficult issues that emerged with Bills C-26 (amendments to the *Canada Transportation Act*) and C-27 (a proposed *Canada Airports Act*) which had been introduced to the Canadian Parliament in early 2003 but died when that session of Parliament ended in November, 2003.

The Transport Minister also asked the Committee to begin examining a number of issues relating to what he termed "air liberalization" in the domestic, transborder and international air service fronts and how Canada should modernize its approach to the economic regulation of air transportation. The Minister raised domestic questions with the Committee regarding Canadian ownership and control and appropriate levels as well as questioned whether foreign carriers should be provided greater options to provide services between points in Canada and what conditions might be applicable.

On the US/transborder front, the Transport Minister raised questions regarding whether transborder services should be extended to third countries and airlines allowed to compete fully on price in these markets, whether "cabotage" (US carriers to fly between points in Canada and vice versa) should be permitted and, ultimately, to what extent should the rules of the air transportation market in Canada and the US be integrated. On February 24, 2005, the Committee announced that it would be undertaking a study of air liberalization (impact on Canadian carriers, new foreign ownership limits, cabotage, cargo services, air services from the United States, charter services and, international air service), Canadian airports system (governance, financial viability and rents) and the viability of small and regional airports. The Committee intends to hold hearings across major Canadian cities and commenced these hearings on March 10, 2005.

International and Transborder

International scheduled air services are regulated by the governments involved. International route rights are obtained through bilateral negotiations between Canada and foreign countries. Bilateral agreements provide for the rights which may be exercised over an agreed routing and the conditions under which the airlines may operate, including, among others, the number of airlines which may operate, the capacity and/or flight frequencies that may be provided, and the controls over tariffs to be charged. Many bilateral agreements to which Canada is a party provide for the designation of more than one Canadian airline,

while some provide for the designation of only one Canadian airline. The Transport Minister has the authority to designate which carriers have the right to serve scheduled international routes, except routes to the United States, which are governed by the Open Skies Agreement. On May 21, 2002, the Minister announced that all Canadian carriers may now apply to operate scheduled international air services, regardless of the size of air travel markets.

Under the Open Skies Agreement, the Canadian government may designate as many carriers as it wishes to service US destinations. Prior to commencing service, a designated airline must make an application to US government authorities, and the appropriate authorizations and permissions are required to be granted by such authorities with minimal procedural delay provided Canadian ownership requirements, qualifications under laws normally applicable to international air transportation, and safety and aviation security requirements under the Open Skies Agreement, are met by the airline. No restrictions as to capacity, frequency, or aircraft size are imposed under the Open Skies Agreement. Designated airlines may, at their option, combine two or more points in the US in a through service. However, the ability of foreign domiciled airlines to carry new passengers between domestic points in another country is prohibited in Canada and the United States.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of WestJet are KPMG LLP, Suite 1200, 205 – 5th Avenue SW, Calgary, Alberta, T2P 4B9. CIBC Mellon Trust Company, at its principal offices in Calgary, Alberta and Toronto, Ontario, is transfer agent and registrar for the Common Shares.

ADDITIONAL INFORMATION

Additional information relating to WestJet may be found on SEDAR at www.sedar.com. As well, additional information including restrictions on voting securities, executive remuneration and indebtedness, principal holders of securities of WestJet, securities authorized for issuance under equity compensation plans and interests of insiders in material transactions, as applicable, is contained in WestJet's information circular with respect to the annual and special meeting of Shareholders to be held on April 27, 2005. Additional financial information and discussion of the affairs of WestJet is provided in the financial statements and management's discussion and analysis for the fiscal period ended December 31, 2004, being the most recently completed annual fiscal period of WestJet, which are included in WestJet's annual report for the period ended December 31, 2004, which information is incorporated herein by reference. A copy of such documents may be obtained upon request from the Secretary of WestJet.

WestJet will also provide to any person upon request to the Secretary of WestJet, 5055 - 11th Street N.E., Calgary, Alberta T2E 8N4 one copy of:

(I) WestJet's Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(II) the comparative financial statements of WestJet for its most recently completed financial year together with the accompanying report of the auditors and one copy of any interim financial statements of WestJet subsequent to the financial statements for its most recently completed financial year;

(III) one copy of WestJet's information circular in respect of its most recent annual meeting; and

(IV) one copy of any other documents that are incorporated by reference into a preliminary short form prospectus or a short form prospectus.

Except when the securities of WestJet are in the course of distribution pursuant to a preliminary short form prospectus or short form prospectus, WestJet may require the payment of a reasonable charge if the request is made by a person who is not a security holder of WestJet.

® Trademarks of AIR MILES International Trading B.V. Used under license by Loyalty Management Group Canada Inc., WestJet and Bank of Montreal.

®† Registered trade-marks of Bank of Montreal. Patent pending. ®* Bank of Montreal is a licensed user of the registered trademark and design of MasterCard International Inc.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

CHARTER

I. PURPOSE

The primary function of the Audit committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing: the financial reports and other financial information provided by the Corporation to any governmental body or the public; the Corporation's systems of internal controls regarding finance, accounting, legal compliance that management and the Board have established; and the Corporation's auditing, accounting and financial reporting processes generally. Consistent with this function, the Audit committee should encourage continuous improvement of, and should foster adherence to, the Corporation's policies, procedures and practices at all levels. The Audit Committee's primary duties and responsibilities are to:

(a) Serve as an independent and objective party to monitor the Corporation's financial reporting process and internal control system.

(b) Review and appraise the audit efforts of the Corporation's independent auditors and internal auditing department.

(c) Provide an open avenue of communication among the independent auditors, financial and senior management, the internal auditing department, and the Board of Directors.

(d) Report regularly to the Board of Directors on significant results of the foregoing activities.

The Audit Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section IV of this Charter.

II. COMPOSITION

The Audit committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent directors, and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. All members of the Committee shall have a working familiarity with basic finance and accounting practices, and at least one member of the Committee shall have accounting or related financial management expertise. Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant.

The members of the Committee shall be elected by the Board at the annual organizational meeting of the Board or until their successors shall be duly elected and qualified. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

III. MEETINGS

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee should meet at least annually with management and the independent auditors, and quarterly with the internal auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee should meet with the independent auditors and management quarterly to review the Corporation's financials consistent with IV. 2 below.

IV. RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Audit Committee shall:

Documents/Reports Review

1. Review this Charter at least once every two (2) years and present for approval any changes to the BOD.

2. Review with management and the independent auditors the Annual and Quarterly Financial Statements and notes. Present to the BOD for approval of financial statements and subsequent earning release to the public.

3. Review management's discussion and analysis of financial results and present to the BOD for approval and public release.

4. Review regular internal reports to management prepared by the internal auditing department and management's response. Ensure executive summary of internal audit reports are provided to BOD.

5. Review significant audit findings during the year, including the status of previous audit recommendations for both internal and external audits.

6. Review regular summary reports of directors and officers expense account claims at least annually. Establish and review approval policies for expense reports and as required request audits of expense claims and policies for expense approval and reimbursements. The Chairman of the Audit Committee or of the Compensation Committee to approve expense reports of the President and CEO; and the CEO to approve those of the directors and officers.

Independent Auditors

7. Recommend to the Board of Directors the selection of the independent auditors, considering independence and effectiveness and approve the fees and other compensation including fees for non-audit services to be paid to the independent auditors.

8. The Audit Committee will formally pre approve any fees for non-audit services which are cumulatively and annually in excess of 25% of the audit fee.

9. On at least an annual basis, the Committee should review and discuss with the auditors all significant relationships the auditors have with the Corporation to determine the auditors independence and the objectivity.

10. Annually review the performance of the independent auditors and approve any proposed discharge of the independent auditors when circumstances warrant.

11. Regularly consult with the independent auditors without the presence of management, about internal controls and the fullness, accuracy and quality of the organization's financial statements and the appropriateness of the accounting principles used. Consider the ability and strength of accounting and internal control systems, the effectiveness of the audit and the competence of

finance personnel.

12. Review and approve, in consultation with the finance management and the senior internal auditor, the audit scope and plan of the internal auditor.

13. Review and approve, in consultation with finance management and the independent auditors, the audit scope and plan of the independent auditors.

14. Review and approve the issuers hiring policies regarding employees and former employees of the present and former external auditors of the issuers.

Financial Reporting Processes

15. In consultation with the independent auditors and the internal auditors, review the integrity of the organization's financial reporting processes, both internal and external.

16. Consider the independent auditors' judgments about the quality, consistency and appropriateness of the Corporation's accounting principles as applied in its financial reporting and the company's financial reporting and accounting estimates.

17. Consider and recommend to the Board, if appropriate, major changes to the Corporation's auditing and accounting principles and practices as recommended by the independent auditors, management, or the internal auditing department.

Process Improvement

18. Following completion of the annual audit, review separately with, the independent auditors and internal auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

19. Review any significant disagreements among management and the independent auditors in connection with the preparation of the financial statements and report to the Board of Directors any significant unresolved disagreements.

20. Review with the independent auditors, the internal auditors and management the extent to which changes to or improvements in accounting principles and practices, previously approved by the Audit Committee have been implemented.

21. Conduct and authorize investigations into any matters within the Committee's scope of responsibilities.

22. Ensure that adequate policies and procedures are in place to identify, mitigate, monitor and report all business risks on a ongoing, proactive basis.

23. Review the appointment, performance, and replacement of the senior internal auditor.

24. On at least an annual basis, review with the Company's counsel, any legal matters that could have a significant impact on the organization's financial statements, the company's compliance with applicable laws and regulations, and inquiries received from regulators or government

agencies.

25. Perform any other activities consistent with this Charter, the Corporation's by-laws and governing law, as the Committee or the Board deems necessary or appropriate.

V. AUTHORITY

The audit committee will have the authority to:

(a) Engage independent counsel and other advisors as necessary

(b) Set and pay the compensation for any advisors employed

(c) Communicate directly with the internal and external auditors


WESTJET
10
YEARS
ANS

ANNUAL INFORMATION FORM

2005

March 9, 2006

OUR DESTINATIONS AT MARCH 9, 2006


WESTJET
Fort McMurray
Grande Prairie
Prince George
Edmonton
Saskatoon
Calgary
Comox
Kelowna
Regina
Winnipeg
Vancouver
Victoria
Abbotsford
Thunder Bay
St John's
Montréal
Moncton
Charlottetown
Ottawa
Toronto
Halifax
London
Hamilton
Las Vegas
Los Angeles
Palm Springs
Phoenix
Honolulu
Maui
Tampa
Orlando
Fort Myers
Fort Lauderdale
WestJet non-stop
scheduled network, 2006

TABLE OF CONTENTS

EXPLANATORY NOTES

Consolidation - References to "WestJet," "our Company," "we" and "us" refer to WestJet Airlines Ltd. and its subsidiaries, including the WestJet Partnership (the "Partnership") and the accounts of three special purpose entities, as a combined entity, except where the context requires otherwise. We have no equity ownership in the special purpose entities; however, our Company is the primary beneficiary of the special purpose entities' operations.

Currency – All currency amounts are stated in Canadian dollars, unless otherwise noted.

Effective Time – All information is stated as at December 31, 2005, unless otherwise indicated.

Forward-looking Statements – Forward-looking statements are inherently uncertain and cannot be relied upon. Certain statements contained in this Annual Information Form, and in certain documents incorporated by reference into this Annual Information Form, contain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words "anticipate," "plan," "continue," "estimate," "expect," "may," "will," "project," "predict," "potential," "should," "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. We believe the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct. Forward-looking statements included in, or incorporated by reference into, this Annual Information Form should not be unduly relied upon. These statements speak only as of the date of this Annual Information Form or as of the date specified in the documents incorporated by reference into this Annual Information Form, as the case may be.

In particular, this Annual Information Form, and the documents incorporated by reference, contains forward-looking statements pertaining to the following:

- Financial forecasts or projections; and
- Management's expectations, beliefs, intentions or future strategies.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Information Form, and in certain documents incorporated by reference into this Annual Information Form:

- Interest rates and Canadian and United States ("US") currency fluctuations;
- Performance in existing and new markets;
- Volatility in market prices for jet fuel;
- Extent and vigour of competition;
- Uncertainties associated with changes in legislation; and
- Other factors discussed under "Risk Factors."

We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of our Company.

ABOUT US

We are Canada's leading low-fare airline, providing safe air transportation to, from and within Canada. We offer travellers a convenient, low-fare transportation alternative to automobile, bus or rail transportation, while at the same time delivering first-class customer service and guest satisfaction as a component of our strategy and business. Our vision is to be the leading low-fare airline that people want to work with, customers want to fly with and shareholders want to invest with. To achieve this vision, our customer-service strategy values employee empowerment, a casual and friendly work atmosphere, and an emphasis on training and compensation. We are committed to enhancing the lives of everyone in our world by providing safe, friendly, affordable air travel.

We have and will continue to achieve success through:

- Our strong corporate culture
- Our dedicated team that is committed to providing excellent customer service
- Our high-efficiency model and affordable airfares
- Our superb new fleet of Boeing Next-Generation 737 aircraft with leather seats, increased legroom, and an in-seat entertainment system that provides 24 channels of live satellite television from Bell ExpressVu, and four pay-per-view movie channels on 90% of our fleet

We began flight operations on February 29, 1996 with 220 employees and three aircraft, flying to the five cities of Vancouver, Kelowna, Calgary, Edmonton and Winnipeg. Since that time, we have continued to expand, serving more Canadian cities and adding US destinations into our route network. We currently serve 23 Canadian and 10 US cities.

As of January 8, 2006, we operate the newest fleet of any large commercial airline in North America, comprised of 51 state-of-the-art Boeing Next-Generation 737 aircraft with an average age of 2.0 years.

INCORPORATION

Our Company was incorporated under the provisions of the *Business Corporations Act* (Alberta) ("*ABCA*") on June 27, 1994 as 616373 Alberta Ltd. Our Company's name was changed to "WestJet Airlines Ltd." by Articles of Amendment dated May 30, 1995. On June 21, 1995, our Articles were further amended to alter our share capital, to delete the "private company" provisions and to affect certain other amendments to facilitate our offering of common shares ("Common Shares") for sale to the public. On August 30, 2005 we further amended our Articles to alter our share capital to create common voting shares ("Common Voting Shares") to be owned or controlled by Canadians and variable voting shares ("Variable Voting Shares") to be owned and controlled by non-Canadians (Common Voting Shares and Variable Voting Shares, collectively the "Voting Shares") (see "Capital Structure" below).

We have three direct wholly-owned subsidiaries, WestJet Investment Corp., WestJet Operations Corp., and WestJet Aircraft Acquisition Corp., all of which are incorporated under the *ABCA*, and an indirect wholly-owned Alberta partnership, established under the laws of Alberta. Our airline business is operated by the partnership.

Our principal business address is 5055 - 11 Street N.E., Calgary, Alberta, T2E 8N4 and our registered office is Suite 1400, 350 - 7th Avenue SW, Calgary, Alberta, T2P 3N9.

OUR INDUSTRY AND COMPETITIVE ENVIRONMENT

Industry Overview

Over recent years, the North American airline industry has experienced a convergence of several external factors such as the threat of terrorism, war in Iraq and the outbreak of Severe Acute Respiratory Syndrome (SARS) that have contributed to weaker demand for commercial airline service. The industry is highly sensitive to these events as a small change in demand can have a significant impact on financial results. In addition to being predisposed to general economic conditions and international events, operations are highly susceptible to adverse changes in fuel prices, pricing actions taken by competitors, passenger demand and industry capacity. Sustained success for an airline tends to be a function of quality of the business plan, ability to maintain a low-cost structure, skill of management, and adequacy of financing and operating cash flow.

The Canadian airline industry is characterized by vigorous competition, few barriers to entry, restrictive taxes and fees on travellers, seasonality and geographic dispersion. Over the past two decades, the Canadian government has gradually removed economic regulation of commercial aviation within Canada while the industry has moved towards a more open and competitive environment for domestic, transborder and international airline services, for both scheduled and leisure charter operations.

The deregulation of the industry has allowed for a reduction of the barriers to entry for new competitors. Currently, no regulatory barriers exist to prevent a licensed Canadian carrier from serving any Canadian or transborder city-pair market. Additionally, competitors face no government-imposed restrictions regarding prices, aircraft types or frequency of routes. Despite the reduced regulatory barriers to entry, the high-risk nature of the airline industry tends to deter new entrants. Airlines inherently have high fixed costs relative to revenue earned.

Competition

Within the Canadian domestic market, we currently compete with scheduled airlines such as Air Canada (and its subsidiaries), CanJet, small regional carriers and, to a lesser degree, charter airlines.

The Canadian domestic market is highly seasonal due to the severe winter conditions that dissuade consumers from travelling in these months. The peak operating season occurs during the summer months from April to September and also over the Christmas holiday season from December 15 to January 9. In order to alleviate the impact of seasonality on operations and to exploit the short supply of low-fares between Canada and the US, we commenced low-fare transborder service between destinations in the US and Canada in September 2004. Competition in the transborder market comes primarily from Air Canada and CanJet, as well as major US airlines such as American Airlines, Northwest Airlines and Alaska Airlines.

Airlines also compete with surface transportation alternatives in short-haul markets, and to a lesser degree in medium- and long-haul markets. Surface transportation primarily consists of automobile, bus and rail transportation. When travellers choose their preferred mode of transportation, price is often a factor that influences their decision and is a competitive factor when contending with surface transportation alternatives. To a lesser degree, frequency, speed, convenience of scheduling, facilities, safety and customer service are aspects that are also considered by travellers when making their travel plans.

Trends

Low fares and cost pressures

Since 2001, the Canadian airline industry has witnessed the failure or merger of six airlines, and the re-birth of one low-fare airline. Air Canada, the largest carrier in Canada, and the only remaining legacy carrier, underwent 18 months of bankruptcy protection, during which it wound down the operations of its two low-fare airline-within-an-airline concepts (Tango and Zip).

The US Air Transport Association estimates that fares currently cost approximately half of what they did in 1978, when measured on a constant-dollar basis. Since 2000, yield on North American domestic fares has decreased while domestic capacity is greater than it was in the summer of 2000. If overcapacity in the industry persists, downward pressure will continue to be exerted on fares. Consequently, it will become increasingly important for airlines to adopt a low-cost infrastructure that is able to withstand reduced fare revenue.

Our industry is also subject to numerous fees, surcharges and taxes imposed by government and airport authorities, including Nav Canada fees, airport improvement fees and air travel security charges, which consumers are forced to pay. Government-mandated fees and airport charges escalated after September 11, 2001, in order to fund government-security initiatives and for airports to compensate for the reduction in air-travel demand. The accumulation of all of these supplementary fees causes the total cost of airfares to be significantly higher than the fares charged by airlines. These fees have a material adverse effect on the demand for air travel as they impede an airline's efforts to offer lower fares, and consumers are reluctant to pay for the increased cost of travel as a result of these fees.

Legacy airlines around the world, which are approaching the end of another round of a restructuring, have attempted to reduce costs primarily through renegotiating wage contracts and debt/lease commitments, and replacing older, less efficient aircraft. The cost savings these airlines have achieved have been virtually erased through the persistently high price of oil and legacy airlines are still struggling to achieve consistent profitability. Delta Airlines and Northwest Airlines sought bankruptcy protection on September 14, 2005 and Independence Air did the same on November 7 of the same year, proving 2005 to be another difficult year for airlines.

In many respects, events occurring today can be viewed as a repeat of recent history. During 1990-1993, the airline industry lost billions of dollars, and legacy airlines restructured in and out of court. Many low-cost airlines were created in the deregulated US market as leases and prices on used aircraft were very attractive. Legacy airlines started low-fare airlines and fought labour groups for lower wages and higher productivity. United Airlines created "Shuttle by United," and Delta Airlines created "Delta Express." After shutting down these low-fare units after September 11, new management created "Ted" by United Airlines and "Song" by Delta Airlines to help with their fundamental structural issues. Legacy airlines are turning back to failed strategies, and fighting with labour groups over wages and productivity continues to occur regularly. In October 2005, Song was integrated back into Delta Airlines' mainline operations.

As costs associated with providing passenger air travel increase, airlines seem unable to pass these cost increases through to travellers. This effect is due in large part to overcapacity in the market as airlines are competing to increase their market share by reducing fares. Low-cost airlines are the pricing leaders as they can often profitably charge a lower base fare and still remain profitable. As such, traditional airlines must reduce their fares to match low-cost airlines in order to remain competitive. Until further capacity rationalization occurs, this problem will persist into the future.

It appears that capacity rationalization is beginning to take place as some legacy carriers seek creditor protection to reorganize or liquidate. When legacy airlines withdraw from or reduce service on specific routes due to inefficient operations, low-cost airlines usually move quickly to meet the demand on these vacated routes.

Technology

Use of the Internet as a booking tool has provided airlines with cost savings with respect to the distribution of their product. Internet bookings cost significantly less than bookings through a travel agent or a reservation centre. The attractiveness of utilizing the Internet as the most desirable sales channel is expected to continue to grow as it is cost effective for airlines, and travellers appreciate the ease with which they can shop and compare pricing.

Three-year Development and Events

<u>2003</u>

2003 was a difficult year for the industry. Skyrocketing fuel prices persisted throughout the year and insurance costs remained high since the September 11 attacks. In addition to these relentless challenges, a sharp decline in travel resulted from a combination of the war in Iraq, an outbreak of SARS, and lingering fears of terrorism impacted both business and leisure travellers.

While demand for airline travel decreased, capacity in the domestic market, as measured by available seat miles, increased by approximately 10% in 2003. This dramatic increase in available seats and the simultaneous reduction in demand for air travel created tremendous overcapacity, which added significant pressure on our fares and resulted in a weaker yield environment and increased competition.

In the face of these factors, it became increasingly important to focus on reducing our controllable costs to alleviate some of the impact of high fuel prices, and to improve the value of our product in order to distinguish our service from competitors. In September 2003, we became the first airline in North America to utilize 737-700 Blended Winglets. Through an agreement with Aviation Partners Boeing, we commenced installing Blended Winglets on our fleet of Next-Generation aircraft in September 2003. Blended Winglets are extensions to the tip of the wings that curve upwards at 90 degrees to the wing. Blended Winglet technology improves the aerodynamic performance and handling characteristics of Next-Generation aircraft while increasing range and reducing fuel burn. Additional benefits of Blended Winglet technology include reduced engine maintenance requirements, as well as environmental advantages such as reduced emissions, and quieter take offs and landings.

To continue to succeed during these times of intense competition, we invested in improvements to the comfort and entertainment of our guests as a way to attract and retain customers. In 2003, we commenced the process of increasing the legroom on our Next-Generation aircraft and started an initiative to install live satellite television on each seat back of our Next-Generation aircraft. These initiatives were also prompted by the increasing number of longer flights in our network.

Airlines operating under low-cost models continued to grow during these times while legacy airlines were challenged to compete successfully. Despite these difficult times, we continued to position ourselves as the leading low-fare airline in Canada, adding cities, frequency and timely product improvements. We reported another record profit for 2003, increasing net earnings by 16.9% year over year.

On April 1, 2003, Air Canada filed for reorganization protection under the *Companies' Creditors Arrangement Act* ("*CCAA*"). With court protection from creditors, Air Canada spent 2003 attempting to meet its planned emergence from *CCAA* by year's end. Air Canada's first airline-within-an-airline

concept, Tango, was shut down in August 2003 to become simply a fare class for the airline rather than a separate brand with separate aircraft. Air Canada posted a loss of $1.9 billion for the year.

At the end of 2003 Air Canada had an estimated Canadian domestic market share of 64% when measuring available seat miles of the largest four scheduled airlines followed by WestJet with 25% and CanJet Airlines (a division of IMP Group Limited) and Jetsgo Corporation ("Jetsgo") sharing approximately 11%.

2004

High fuel prices were again a significant element that impacted our costs throughout 2004. Compounding the impact of the high price of fuel was the higher operating cost environment as a result of increased landing, terminal and airport improvement fees.

As high fuel prices persisted during the year, many airlines, including ours, had no fuel hedges due to the high cost of hedging, and many that did have hedges reversed these positions to free up cash flow. High costs, in addition to over capacity in the market, culminated in another year in which airlines struggled to attain profitability. Domestic capacity is estimated to have increased by 6% for 2004 over 2003 and up 32% since 2000. Coupled with the high-cost environment, over-capacity continued to place pressure on our profitability. Despite these challenges, we grew our airline by 30%, maintained a load factor of 70% and reduced our costs in many areas as we adapted to these new market conditions.

In 2004, we witnessed continued cost increases from Canadian airport authorities increasing their airport improvement fees by as much as 25%. Although airport improvement fees are not a direct cost to airlines, they impact travel demand by increasing the ultimate price paid by the consumer. With the lack of government regulation, unreasonably high airport improvement fees charged by airport authorities have a destimulative effect on air travel. Additionally, airports have increased landing fees and terminal charges to recover airport rent charged by the Government of Canada. NavCanada, which provides domestic navigation services, also increased charges due to a reduction in air traffic.

With continuing cost pressures from high fuel prices, airport fees and rents, and navigational charges, and low yield due to overcapacity in the market, we took the initiative to slow our growth by accelerating the replacement of our 737-200s. After achieving 36 consecutive quarters of profitability, we realized our first quarterly loss in the last quarter of 2004. A major portion of this loss was due to the impairment loss of $47.6 million related to the 737-200 fleet replacement.

With the planned accelerated retirement of our older 737-200 from our fleet, we could look forward to economic benefits from operating a younger fleet made up of a single aircraft type that has lower maintenance costs and offers more efficient fuel consumption. As well, by operating a fleet with a single aircraft type, we will gain efficiencies in crew training and scheduling, and maintenance.

In addition to the planned early retirement of our 737-200 aircraft, 2004 marked a milestone in our Company's history as we announced plans to introduce Boeing Next-Generation 737-800s, with 166 seats, and Boeing Next-Generation 737-600s, with 119 seats, into our fleet. We received three 737-600s and five 737-800s in 2005. These aircraft are all the same type, differing in size only.

The introduction of these new aircraft sizes into our fleet allows us to more efficiently allocate capacity to meet the demands of various routes while maintaining a common aircraft type, thereby reducing our overall costs of operating a specific route. The larger aircraft will be utilized on high traffic domestic routes in the summer and sun destinations in the winter months. The smaller 737-600 aircraft will be used on routes and schedules with lower overall demand.

We launched scheduled and seasonal service to the US in September 2004, with service to Los Angeles and New York, followed by the introduction of service to Phoenix, San Francisco, Ft. Lauderdale, Tampa and Orlando. These US cities were originally served from either Toronto and/or Calgary, with service to some of these cities from Vancouver added in December 2004 and January 2005. The commencement of transborder service was a significant accomplishment for us and represents a substantial growth opportunity for our Company.

Air Canada emerged from bankruptcy protection on September 30, 2004 as Ace Aviation Holdings Inc. ("Air Canada") with a new corporate structure. Air Canada is now a holding company, which has Air Canada passenger operations, cargo operations and airline related business (which includes the subsidiaries of maintenance, loyalty program, travel distribution, leasing and capital divisions). During its 18-month restructuring phase, ZIP was folded, and Air Canada's fare structures were simplified. As part of its emergence from *CCAA*, Air Canada reduced its operating costs in the areas of wages, salaries, aircraft leases and debt payments.

By the end of 2004, Air Canada's estimated Canadian domestic market share decreased to 57% as measured by available seat miles, while our market share increased to 29.5%.

<u>2005</u>

Difficult circumstances persisted in the North American airline industry throughout 2005. Fuel prices remained high, devastating hurricanes damaged the fuel infrastructure and impacted supply, and more airlines sought bankruptcy protection. These strenuous conditions were further compounded in early 2005 by deeply discounted fares introduced into the market by one of our competitors. The continuation of these factors created a high-cost and low-yield environment that placed a strain on our operations. However, through our constant efforts and our proven low-cost structure, these challenges served to demonstrate our Company's resiliency to constantly changing market conditions as we successfully completed the year with a net profit of $24 million.

In early 2005, our revenues were significantly strained as we had to compete with irrationally low fares that were offered by our competitors. In particular, Jetsgo continued to offer fares too low to cover the costs of providing air service, including airfares as low as $1. To remain competitive, all major Canadian carriers had to lower airfares below sustainable levels for many months during the year.

On March 11, 2005 Jetsgo ceased operations. Jetsgo requested from the Quebec Superior Court and received protection under the *CCAA* until April 11, 2005. Approximately two months after Jetsgo ceased operations, it formally declared bankruptcy.

Following Jetsgo's withdrawal from the market, fares returned to sustainable levels sufficient to cover our costs and generate a reasonable profit for our stakeholders, and we ceased offering defensive seat sales that we were forced to offer to compete effectively. We experienced positive results in our yield and load factors by the end of 2005, which increased year over year to 17.5 cents per revenue passenger mile from 16.9 cents per revenue passenger mile and to 74.6% from 70.0%, respectively.

The improvement in our yields and load factors during 2005 was accomplished while we continued to grow our airline. We successfully deployed additional capacity in the market over the 12 months of 2005 by growing our network 19% on an available-seat-mile basis, while we simultaneously improved our yields and load factors in both the last quarter of the year, and on an annual basis. This accomplishment is particularly apparent in the improvement in our yield in the last three months of the year, which increased by 12.3% compared to the same period in 2004, while our cumulative yields for the first three quarters of 2005 increased by merely 1.2% compared to the first nine months of 2004.

Although rationalization returned to our industry, we were confronted with new challenges brought about by devastating hurricanes in 2005. These hurricanes caused refinery damage and disrupted US fuel distribution operations, which resulted in reduced capacity. Meanwhile the demand for fuel remained strong, causing an increase to the price of jet fuel equivalent to $130 a barrel. To mitigate the increased price of jet fuel caused by the hurricanes, we entered into a series of short-term hedging agreements throughout October 2005 to March 2006.

These hurricanes not only forced us to deal with higher than expected fuel costs, but they also disrupted our transborder market of Florida and our charter operations to the Mexican Riviera.

Our strategy has always incorporated the replacement of our older 737-200 aircraft with more modern and higher-efficiency aircraft to renew our fleet. The high-fuel-cost environment further persuaded us to retire our remaining 737-200 aircraft more quickly than originally planned. The last 737-200 aircraft was removed from scheduled service in January 2006 and will depart our fleet in March 2006. We now operate the newest fleet in North America of any large commercial airline comprised exclusively of state-of-the-art Boeing Next Generation 737 aircraft. All of the aircraft in our fleet now have leather seats with more legroom than on the 737-200s and will all eventually be furnished with live satellite television in each seatback. Our newly improved operating fleet consisting of a one type of aircraft will allow us to realize improved efficiencies and cost savings related to training, crewing, maintenance and route scheduling.

As with any new city we add to our system, we closely monitor the results after we introduce our service into the market and make improvements to our network where necessary. Our transborder flights have generally performed well during the winter. To maintain strong year-round transborder service, however, we will need to improve upon our distribution within the United States. Subsequent to our introduction of transborder flights in 2004, we discontinued service to New York due to the inability to secure additional slots at LaGuardia, which prevented us from growing this market into a viable route at this time. We have also discontinued our service to San Francisco and San Diego, and added scheduled flights to Las Vegas, Honolulu, Maui and Fort Myers, and seasonal service to Palm Springs. After operating transborder service for more than a year, we are better positioned to adjust our schedules and capacity where necessary, and our efforts have shown constant improvement.

By the end of 2005 Air Canada's estimated Canadian domestic market share inccreased to 65% measured by available seat miles, while our market share increased to 32%.

DESCRIPTION OF OUR BUSINESS

Our Strategy

Our mission: To enrich the lives of everyone in WestJet's world by providing safe, friendly, affordable air travel.

Our vision: WestJet will be the leading low-fare airline that:

- People want to work with;
- Customers want to fly with; and
- Shareholders want to invest with.

To accomplish our mission and vision, our strategy is to offer travellers a high-value product through prudent cost control, high-frequency service and friendly customer service, while offering low fares that stimulate air traffic.

Every WestJet employee ("WestJetter") is keenly aware of our Company's focus and each WestJetter works toward meeting these objectives on a daily basis. Because profit share is available to all employees and over 86% of WestJetter's are also WestJet shareholders, the personal success of employees is tied to our Company's success. This helps nurture a corporate culture that is focussed on safety, exceptional customer service and cost containment.

Create a high-value, affordable product

In addition to competition that we face within the airline industry, we also compete with other forms of travel, such as automobile, bus and rail. Consequently, we strive to create a product that is of better value and service compared with competitors and competing forms of transportation.

In the transportation sector's highly competitive environment, our objective is to attract travellers on our flights by offering a high quality product at an affordable price. This is accomplished through a commitment to attaining an industry leading low-cost structure, a focus on corporate culture and high-quality customer service, and investment in product enhancements.

Our customer service commitment is to make every effort to ensure our guests have an outstanding experience flying WestJet. Customers are referred to as guests to assist in ensuring that each person that flies with us feels welcome. Our goal is to provide friendly and caring service to our guests at every point of interaction.

In addition to an emphasis on providing high-quality customer service, we have initiated value-added inflight enhancements such as onboard live satellite television that will eventually be on every seat of each of our Next-Generation aircraft, enhanced legroom, leather seats and a buy-on-board food-service program.

Control costs by maintaining a low-cost structure

To achieve industry-leading low costs, we aim to capitalize on the productivity of our assets. To accomplish this, we adhere to the following principles:

- Align employee goals with our Company's goals;
- Use a single aircraft type;
- Rejuvenate our fleet with new fuel-efficient aircraft while retiring older less-efficient aircraft;
- Maintain high aircraft utilization;
- Ensure a balance between a commercial route structure and efficient operations with uncompromised safety; and
- Invest in technology.

Undertake sustainable growth opportunities

Our plan for sustainable growth is to continue to provide excellent value for leisure travellers, offer a convenient schedule to attract greater numbers of business travellers, and remain open to opportunities for partnerships with other air carriers.

Our success in the airline industry will continue as we strive to profitably grow our operations throughout Canada, the US and beyond. We will achieve this by:

- Adding new cities within Canada and the US to our route network;

- Increasing frequencies between existing cities; and
- Adding new non-stop routes between markets in our system.

Utilizing our low-cost structure and original point-to-point service to stimulate traffic, new markets will offer future growth opportunities for many years. In addition to growth, travel to warm destinations in the US offers an offset to weaker domestic demand in winter months. We believe there is profitable demand for transborder service from many of our Canadian markets to numerous US destinations.

While a large potential exists for profitable service to more transborder destinations, we continue to examine adding new destinations and routes in Canada. We believe that domestic markets exist that can support new service, either by over-flying traditional hubs or matching demand with capacity on underserved routes.

Provide an exceptional guest experience

Our exceptional customer service is well known within the airline industry, and is a vital part of our no-hassle promise to our guests. Our people are friendly, helpful and committed to going above and beyond for our guests. Many travellers choose us for their transportation needs because of our people and the better value we provide compared with many of our competitors and competing forms of travel. Our research shows that 90% of our guests are loyal to WestJet; that is, they are satisfied with their experience, they tell others about WestJet and indicate that they would fly us again for their next flight.

Our Competitive Strengths

In accordance with our strategy, we have successfully built an operating structure that has allowed us to become Canada's leading low-fare airline with transborder flights to tourist and business destinations in the US. We have established our competitive strengths and business model by:

- Focussing on developing a strong corporate culture;
- Investing in our people;
- Committing to our guests and stakeholders;
- Maintaining a low-cost structure;
- Improving our product;
- Proper fleet planning; and
- Prudent financial management.

Corporate Culture and Customer Service

The strength of our corporate culture is one of our fundamental competitive advantages. We strive to maintain an innovative culture where WestJetters are committed to our goals, and passionately pursue our Company's mission and vision. We have fostered a unique culture of caring and compassion for our guests and our people that sets us apart from our competitors.

We endeavour to ensure that our people are satisfied, skilled, committed and motivated, which in turn creates above-average levels of guest satisfaction. This is accomplished, in part, through the implementation of compensation policies intended to align the interests of our employees with those of our Company and our shareholders. We employ approximately 5,000 people, 86% of whom own shares in our Company. This group of WestJetters contribute an average of 12% of their base salary to purchase our shares in a program that we match dollar for dollar. WestJetters believe enough in our Company to commit their own money into our shares.

Our caring commitment to our guests and to each other has earned us the status of number one corporate culture in the country, as evidenced by a recent study published in Canadian Business Magazine.

We believe that we have been successful in creating a strong corporate culture that distinguishes us from our competitors and makes us known in the Canadian airline industry as *the* low-fare airline that is committed to customer service. In February 2006, we placed first in customer service in the Eleventh Annual 'Canada's Most Respected Corporations Survey' conducted by Ipsos-Reid. In this same survey, Clive Beddoe, our Chairman and CEO, was named one of Canada's most respected CEOs.

WestJetters

Our commitment to our people is as important as our commitment to our guests and stakeholders. We believe that our most valuable asset is our people, and our unique team of WestJetters is what sets us apart from our competitors. Accordingly, we aim to ensure that our employees' work experience is fun, challenging and rewarding. As the industry continually changes and poses new challenges and opportunities, the dedication of WestJetters to our Company and our guests is unwavering.

Competitors may be able to replicate our technologies, products and low-cost infrastructure; however, it would be much more difficult to assemble a team that could rival our highly motivated people. The quality of customer service provided by our employees influences the relationship between our Company and our guests, which causes many guests to return after experiencing the friendly, fun, casual atmosphere and the high level of customer service provided by our people.

Well-coached and highly motivated employees are critical to the development and execution of our strategy, especially in our highly competitive environment. For this reason, the ability to attract, train and motivate the right individuals is an important focus for us. Our people are our ambassadors, and in order to provide guests with the highest level of customer service, we ensure WestJetters appropriately reflect our Company's high standards. To this end, a culture of empowerment is fostered, encouraging people to find solutions to issues that allow them to make decisions to ensure each guest has a unique and outstanding experience when flying with us.

We employ customer service agents, inflight crewmembers, sales agents and others within our organization that speak both French and English. We continue to strive to meet our guests' language requirements. Our airline's mandate is to look for opportunities to ensure customer service for French-speaking guests is consistent with that provided to our English-speaking guests.

In order to maintain a high level of customer service, we take great care to ensure that we add people to our team who are committed to enhancing the guest experience by being positive, passionate, friendly, fun and innovative about the quality of service they provide. Our recruitment team, in conjunction with many area specialists and managers throughout our Company, helped to expand our team by over 1,047 new people in 2005. As at December 31, 2005, we grew our employee base to a total of 4,973 people, or 4,285 full-time equivalents ("FTEs"). As at February 28, 2006, we employed approximately 5,000 people, or approximately 4,366 FTEs.

Compensation

In order to attract and retain the right people, we designed a unique compensation philosophy that allows WestJetters to align their personal success with that of our Company and shareholders. In addition to a base salary, our compensation is enhanced through profit sharing incentives and an Employee Share Purchase Plan (the "ESP Plan") that allows our people to share in profitability and any increase in our Company's value.

By being able to share in our success, employees are motivated to improve our overall performance and are truly engaged in the business. During periods of successful corporate performance, employees benefit through profit sharing and stock appreciation; however, during periods of lower corporate performance, compensation plans automatically yield a lower overall compensation and a lower fixed cost to our Company.

As the airline industry is highly susceptible to the state of the economy, including high fuel prices, competitive pressures and the adverse impact of terrorist attacks, this compensation structure has provided us with a competitive advantage, especially during difficult times. Traditionally it is in these difficult times that airlines have been hampered by restrictive higher fixed-cost labour agreements. It is in these same times that our compensation plans provide a natural incentive to the employees to work to ensure that the challenging environment is overcome. We believe that this philosophy, which is unique in the Canadian airline industry, has been a significant contributor to our success to date.

Base salaries

Base salaries for our employees, other than pilots, are reviewed annually to align with external market salaries and are further reviewed through internal job evaluations. Employees are also eligible for annual merit increases based on performance. Pilots' salaries are reviewed every three years. In February 2006, our pilots voted in favour of a new three-year work agreement.

Employee share purchase plan

We believe that having employees as shareholders is fundamental to our success and growth, and therefore we provide our people with an opportunity to acquire an ownership interest in WestJet. Under the ESP Plan, employees can contribute up to a maximum of 20% of their gross salary to purchase our shares. For every dollar an employee contributes to the ESP Plan, we match with one dollar. Shares under the ESP Plan vest to the employee after one year. As at December 31, 2005, approximately 86% of our people were participating in the ESP Plan, on average contributing 12% of their salary towards the purchase of shares.

Profit share

Another means for employees to participate in corporate performance is through profit sharing. Profit share is paid based on a percentage of our pre-tax operating income and may range between 10% and 20% of earnings before employee profit share and income taxes. The amounts paid for profit share are subject to prior approval by the Board of Directors. In 2005, total profit sharing amounted to $6.0 million and over the past 10 years a total of $73.9 million in profit-sharing dollars have been paid to WestJetters.

Pro-Active Communication Team

The Pro-Active Communication Team ("P.A.C.T.") was formed in 1999 by non-management WestJet employees via a company-wide secret ballot vote. Since then they have acted as the recognized employee organization throughout our Company, representing the interests of all non-management positions. P.A.C.T. represents its membership by taking a pro-active approach to resolving issues and the needs of employees, balanced with fostering our "culture" and "vision". These objectives are enhanced through the use of interest based collaboration with our management teams. As a reflection of our commitment to the well-being and work experience of all of our employees, a P.A.C.T. representative, nominated by members of P.A.C.T., is regularly proposed by management to our shareholders to sit on the Board of Directors to ensure employees' interests are considered in corporate decisions.

Social Policy

We are committed to providing a friendly, safe, equitable and rewarding work environment for our employees. This includes the ability to attract and retain outstanding professionals, provide them with continuous learning, encourage performance excellence, achieve diversity and develop leaders at all levels. We are committed to the objectives of the Employment Equity Act and report annually to the government authorities on the representation of those designated groups within our Company.

As a fundamental principle of employment, and in recognition of the Canadian Human Rights Act, we recognize that all persons are equal in dignity and human rights without regard to race, religion, colour, sex, sexual orientation, marital and family status, disability, age, convictions for which a pardon has been granted, or national or ethnic origin.

On-Time Performance

We believe an important component of high-quality customer service is ensuring guests arrive at their destination at the scheduled time. One of our key objectives is to maintain on-time flight operations in a safe and efficient environment. On-time performance, an important measure of the reliability of an air carrier, ensures guests are not inconvenienced and that costs associated with delayed flights, such as guest compensation for hotel stays, meals and other incidentals, are minimized.

To expedite the turnaround time of aircraft in between flights to assist with on-time performance, we generally do not outsource the cleaning of our aircraft between flights. Rather, inflight crews and other employees who may be flying onboard groom the aircraft to ensure that it is completed in the most efficient and timely manner. This also saves us the costs of having to pay a third party to perform these services.

We also have an Operations Control Centre that operates 24 hours a day to assist with on-time performance goals by minimizing ground time through efficient flight, crew, and weight and balance planning. This centre also provides aircraft movement control and monitoring. If poor weather conditions or mechanical issues force an unexpected change in the schedule, the centre is equipped to make alternate plans to ensure guests are re-accommodated with as little inconvenience as possible.

Product and Services

Product differentiation is vital during times of intense competition within the airline industry, as variances in prices offered by different airlines are often negligible. In today's market, with price often being equal, the consumer's decision-making process focuses on other aspects of the travel experience, such as the quality of product and customer relationships. From a total-product perspective, we offer:

- Above average on-time operational performance relating to arrival time and baggage handling;
- In-seat entertainment system providing 24 channels of live satellite television from Bell ExpressVu, and four pay-per-view movie channels on 90% of our fleet;
- Air Miles® reward miles for online bookings;
- Comfortable cabin featuring leather seats and a generous seat pitch;
- Two self-serve check-in options – kiosks at major airports and web check-in; both allow for dedicated self-serve baggage drop counters at all Canadian airports;
- Buy-on-board food products; and
- Multiple sales channels for bookings – website, Sales Super Centre, airport counters or travel agents.

In addition to providing exceptional customer service on a continual basis, we believe that it is important to pursue other means to increase the value of our flights in order to differentiate our product and sustain a competitive advantage, In addition to providing everyday low fares, we continually search for ways to improve the quality of our product and since our inception we have made significant strides to evolve our product.

In 2003, we entered an agreement with the AIR MILES® Reward Program that allows guests to earn AIR MILES® reward miles when booking flights online, followed by the introduction of live satellite television and onboard food for sale on certain flights in 2004. In 2005, we continued to make our guests' travel experience more convenient by introducing web check-in and dedicated baggage-drop counters in all of our Canadian airports. These new service enhancements enable our guests to enjoy a speedier check-in process and reduce the operating costs of our airline.

As we continue to utilize the increased range capabilities of Next-Generation aircraft and flights become longer in length, we will continue to develop value-added products aimed at making our guests more comfortable during their journey.

Routes and Scheduling

We began operating scheduled short-haul, point-to-point flights in Western Canada in 1996. In December 1999, we made a decision to expand our route network into Eastern Canada in order to take advantage of the lack of low-fare capacity on long-haul routes in the Canadian airline market. Our average stage length has approximately doubled since 1999 when we expanded into Eastern Canada from 383 miles to 797 miles in 2005 because of increased longer-haul coast-to-coast and transborder flying and the ability of our new Next-Generation 737 aircraft to fly greater distances.

Similar to the opportunities that existed for us when we commenced domestic service to Canada's eastern and western provinces, the opportunity exists for successful route expansion across the border to the US. In comparison to the US, Canada generates somewhat modest domestic air travel. With the greater range capabilities of our Next-Generation aircraft, we are able to fly longer distances and efficiently serve destinations that were previously beyond non-stop range. For us to further expand operations and fully utilize the increased operational capabilities of our growing fleet of Next-Generation 737 aircraft, we aim to continue our expansion and capitalize on the greater traffic opportunities available in the Canada/US transborder market.

Because winters in Canada are often harsh, the Canadian domestic airline market is highly seasonal and vulnerable to periods of weak demand during the country's coldest months. These times of lower domestic travel by Canadians presented us with an opportunity to utilize excess capacity by introducing flights to warmer destinations in the US to maximize profitability on a year-round basis.

To offset the seasonality of the Canadian domestic market, and to capitalize on an opportunity to bring low-fare service to underserved markets, we began offering transborder service in 2004. By January 2006 we served 10 US destinations.

The route structure of an airline is one of the most significant factors of its marketing strategy. Travellers often use criteria such as non-stop service, time of day and frequency when selecting an airline on which to book a flight. We strive to design a route structure that meets the needs of our guests and provide low-fare capacity that stimulates demand. We continue to add non-stop routes to our network to increase the travel convenience for our guests and to provide the most cost effective means to take our guests to their destination. We supplement non-stop routes or provide service in markets that we do not offer non-stop service, by providing through flights or connection services for our guests. To maximize our aircraft

utilization, we look for opportunities to operate our fleet in the evening when the aircraft would otherwise be idle to serve markets that may not be as time sensitive or may be better served by evening flights.

Through our route structure and scheduling, we anticipate traffic will be stimulated from guests that would not otherwise have travelled or those guests that would have selected another airline. We estimate when we enter a new market the net effect is an increase in traffic for that market, essentially stimulating travellers to travel with us.

As our fleet continues to expand with new Next-Generation aircraft of varying sizes, we will have more opportunities to establish additional profitable routes within Canada and the US and offer increased frequency, non-stop routes and improved connectivity on our current routes.

The Boeing 737-600, with 119 seats, is better suited to operate in smaller centres or in new markets until demand grows, at which time the 737-600 may be replaced by larger 737-700, 737-800 or increased frequency. The benefits of the 737-600 versus the older 737-200 go beyond fuel efficiency and maintenance as 737-600s offer a greater range to connect cities. As well, the advanced technology of Next-Generation aircraft allows the 737-600 to operate into airports where the 737-200 was restricted due to landing limitations.

Fares

We offer low fares while maintaining a high-quality, distinguished product comprised of friendly service and a comfortable and entertaining flight experience. Our fares are based on one-way travel in order to avoid penalizing guests for not booking a round-trip flight. Seats must be paid for at the time of reservation and are non-refundable, thus allowing us to avoid the necessity to overbook our flights. Guests may cancel or change their itinerary for a nominal fee in addition to any difference in fare.

We do not currently offer interline baggage check-in arrangements with other airlines, city ticket offices, airport lounges, first-class or business-class seating, or other amenities offered by many of our competitors. These cost savings are passed through to our guests in the form of everyday low-fares, with few restrictions.

Our revenue-management process aims to maximize profitability through a balance between maximizing passenger revenues with optimal load factors. This is accomplished by offering multiple fare levels. Historically, lower fares are offered to guests who book well in advance, with the price of airfare increasing as the aircraft approaches capacity. To stimulate demand and in response to competitors' pricing, temporary seat sales are offered in the marketplace and can feature fares lower than those booked further in advance of the travel date. Our last minute/walk-up fares are typically our highest, although they are generally substantially lower than our competitors'.

Enhanced Legroom

In October 2003, we announced plans to increase the legroom on all of our 737-700 aircraft to make them more comfortable. With the removal of four seats on our 737-700 aircraft, we extended our seat pitch to an average 32.5 inches from 31 inches throughout our 737-700 fleet. Seat pitch is the distance between rows of seats measured from the back of one seat to the back of the seat behind it. With the new configuration, all of our 737-700 aircraft contain 136 leather-covered seats rather than 140 seats, and all our guests will experience this enhancement for the same low fare they were previously accustomed to paying. The seat pitch on our newest addition of Next-Generation aircraft, the 737-600 and 737-800, also provide ample legroom for all of our guests. Guests flying on our 737-600 aircraft have between 32 and 33 inches of legroom, depending on seat position in the aircraft, and 34 inches between every seat on our 737-800 aircraft.

Live Satellite Television

To enhance the value of our product further, we began installing live satellite television in the seatbacks of our Boeing Next-Generation aircraft in 2004. Guests travelling on live satellite television-equipped aircraft throughout our network, including in the US, can now enjoy up to 24 channels of live satellite television from Bell ExpressVu, and four pay-per-view movie channels in the comfort of their own seat. From children's shows to movies and business news, each guest can select the channel they are most interested in viewing.

Live satellite television is a low-cost and low-risk solution for us to offer compelling entertainment technology to our guests. Live satellite television provides guests with greater entertainment choices over traditional inflight entertainment systems. Typically, inflight entertainment systems offer programs that appeal to adult audiences and offer no other alternatives to meet the differing preferences of passengers. As a result, overall passenger satisfaction is difficult to achieve. The current trend sees airlines offering more personalized entertainment choices as traditional airlines move to seatback terminals that offer a pre-programmed selection. We are the only Canadian carrier to offer personalized live television. We do not currently charge our guests for use of this system, but the ability to charge a fee is available.

We have secured a six-year exclusivity agreement, subject to certain conditions, with the live satellite television provider ("LiveTV"), which allows us to be the only airline to offer the LiveTV system within Canada until July 2009.

Inflight Food and Beverage Services

Currently, we offer free snacks and non-alcoholic beverages and sell alcoholic beverages onboard our flights. As our average stage length continues to grow and guests are spending more time in the air, we began to offer food for sale onboard our flights. Buy on Board food items are available on flights over 2 hours and 30 minutes and range in price from $1 to $5, and include sandwiches, fruit bowls and non-perishable snacks.

Loyalty Program

We offer guests the opportunity to collect AIR MILES® reward miles on bookings made online at westjet.com pursuant to an agreement with Loyalty Management Group. Guests earn one reward mile for every $20 spent when they, or their travel agent, book online at westjet.com (excluding taxes and airport improvement fees).

We believe the AIR MILES® Reward Program is the most valuable loyalty program that currently exists in Canada as it provides for the greatest flexibility in reward redemption choices for our guests. At the same time, the program allows us to reward our guests without incurring the higher costs associated with designing, implementing, operating and maintaining our own loyalty program.

Tri-branded credit card

Together with BMO Bank of Montreal and The Loyalty Group (creators of the AIR MILES® Reward Program), we created a unique BMO Mosaik®† AIR MILES® MasterCard®* credit card for personal and small business customers. The BMO Mosaik®† AIR MILES® MasterCard®* with the Gold WestJet AIR MILES® Reward Option allows us to increase our brand awareness by partnering with two strong, well-known brands while at the same time providing enhanced opportunities for consumers to earn and redeem AIR MILES® reward miles. The card also offers unique WestJet-related benefits to cardholders, allowing travellers to use the credit card when booking flights and acquire further benefits from flying with us.

Reservations and Distribution

As with every other aspect of our operations, we continually seek ways to reduce our distribution costs. We use a ticketless reservation system in order to enhance convenience for our guests and to reduce our costs. The ticketless environment allows guests to experience quick and efficient check-in procedures at the airport and also eliminates the high costs associated with the printing, distribution and tracking of tickets.

We currently have initiatives underway to introduce a new reservation system, anticipated to be launched in the later part of 2006 or early 2007. The new system will allow us to offer our guests a choice of bundled goods and services by paying a fee in return for advance seat selection and the ability to change itineraries or receive a refund on cancellation without a charge.

We utilize various distribution channels to sell our product. Guests can purchase flights by booking on westjet.com, calling the Sales Super Centre (call centre), through a travel agent or at any one of our airport counters.

Internet – westjet.com

The Internet is growing in popularity with guests and travel agents as a convenient booking method. The Internet is also our lowest-cost distribution channel. The increased focus on the Internet as a means of distributing our product allows us to continue to lower our distribution costs, track utilization and build individual relationships with our guests in a way previously unavailable.

Since we introduced the ability to book reservations on westjet.com in the summer of 1998, the trend for guests and travel agents to utilize the Internet to purchase WestJet flights has grown substantially. Approximately 67% of our bookings were completed through the Internet in 2005, and we anticipate our current infrastructure will allow us to continue to grow online bookings.

In addition to being able to book flights on a French-language version of westjet.com, in 2004 we increased functionality to this site by allowing French-speaking guests and travel agents to learn even more about our Company. We provide French content for areas such as Travel Tips, About Us, Contact Us, Groups, Cargo, Gift Certificates, Partners and Booking on our website. This French website provides enhanced information and services, and builds brand awareness with our French guests.

Sales Super Agents

Our Sales Super Centre serves guests seven days a week, 21 hours per day. Sales Super Agents are committed to providing a unique, hassle-free, "remarkable experience" to all guests who call. The importance of providing consistent, high-quality customer service is emphasized in our training and compensation of Sales Super Agents. Agents are evaluated based on the quality of customer service provided and not on sales volume to make certain that guests receive the highest level of customer service.

Travel Agents

We continue to work very closely with our travel agent partners and regard the travel agency community as a key strategic component that has helped us achieve success since our inception. In 2005, we were very proud for the third year in a row to be voted Canadian travel agents' favourite airline in the Sixth Annual Agents' Choice Awards, presented by Canadian Travel Press and Travel Courier.

While most airlines have reduced or eliminated travel agent base commissions, we continue to recognize and support our travel agent partners by paying commissions. In 2004, we increased our commissions paid to travel agents booking through global distribution systems from 5% to 9%, and introduced 9% commissions on the purchase of gift certificates. We also occasionally offer additional incentives that may include bonus commissions or AIR MILES® reward miles.

We have enhanced our independent travel agency website, Agent WEBLink, by adding options such as credit tracking and multiple user accounts allowing customized agency profiles. We encourage travel agents to book online by offering a 9% commission on Internet bookings and a 5% commission on call centre bookings, thereby reducing our costs related to travel agent bookings.

We have grown our travel agency sales team to include more local sales representatives throughout Canada. Our sales force works at improving travel agent relationships through extensive participation in trade associations, educational forums and familiarization trips. We demonstrate our continued support of the travel agency community by participating in numerous initiatives such as trade shows and local events held coast to coast including an annual WestJetties awards night celebration that rewards travel agents for their work on behalf of our Company. Further incentives include discounted travel agency fares, contests and special rewards incentives.

Web check-in

In an effort to deliver even faster customer service, we introduced our new Web check-in program in April 2005. Guests can now check in for domestic flights and select their seat online. Web check-in is a self-serve check-in product that allows our guests to check in for a domestic flight via westjet.com up to 12 hours prior to departure time. This new service gives our guests a convenient alternative to the traditional counter check-in and makes our check-in process easier, faster and more cost effective.

Marketing and Advertising

Our marketing strategy is aimed at emphasizing our friendly, fun, guest-focused culture, while conveying to consumers they will enjoy low fares without compromising on the quality of the product or the experience. We utilize several advertising mediums including print, radio, television, outdoor, e-marketing, point-of-sale signage and most importantly, word of mouth. Additional marketing initiatives are undertaken with our AIR MILES® partner and these include direct mail and e-marketing campaigns.

Our promotional activities include partnerships with major-market radio, television and print partners throughout Canada and the US to offer promotional seats in exchange for airtime, online and print exposure. As well, we often develop small- and large-scale promotions with record labels, national chain restaurants and retailers, event promoters and major tourist attractions to reach potential guests and support our advertising objectives.

Radio promotions continue to be an important low-cost promotional tool we utilize. We offer radio stations flights for special rates in return for free mentions during concert and event contest advertising. In addition we are promoted through inexpensive radio airtime.

Fleet

Fleet performance is critical for an airline to be successful and particularly important in an environment of high fuel costs, navigational and landing charges. A corner stone to our business plan is to operate a fleet of one aircraft type, the Boeing 737 aircraft. Operating a uniform fleet minimizes training, staffing and maintenance, and provides for better aircraft utilization. Selected for its operational success rate and

ability to accommodate quick turn times on the ground, the Boeing 737 aircraft is the preferred aircraft of many successful low-cost carriers.

We started operating flights with Boeing 737-200 aircraft, which were instrumental to the success of our airline for many years. As our Company grew and with planned expansion across Canada, we began to look for opportunities to update our fleet. In 2000, we began the process of upgrading our older fleet of Boeing 737-200 aircraft to a modern fleet of Boeing Next-Generation aircraft. The Next-Generation aircraft design offers many benefits over the 737-200 classic design such as longer-range capabilities and improved fuel efficiency. In addition, older aircraft require additional costs, such as equipment modifications necessary to adhere to changing federal regulations.

Up until August 2004, our fleet plan consisted of only new orders of 737-700 aircraft. As we continue expanding into new markets and city pairs, a critical component to success is to match demand with capacity. Since the population distribution of Canada is spread over large distances between major cities, and some high-density short- to medium-haul markets exist, a fleet of all 136-seat aircraft does not suit our country's demographics. Consequently, we opted to vary the aircraft sizes in our fleet by ordering 737-600 aircraft with 119 seats and 737-800 aircraft with 166 seats. These varying aircraft sizes are all within the Boeing 737 family, allowing us to maintain all of the benefits of a single-type fleet, while at the same time allowing us to improve the utilization and scheduling of our fleet by matching the diverse demand of our different routes with a complementary aircraft size.

We originally planned to phase out our older 737-200 aircraft through to 2008 as we replaced them with a new fleet of Next-Generation aircraft. The continuing cost pressures from high fuel prices, airport fees and rents, navigational charges, and low yield due to overcapacity in the market led us to revisit our growth plans in 2004. At that time, we decided to increase our focus on efficiency in operations, lowering unit costs and enhancing customer service by offering a consistent product through operating a uniform fleet. In December 2004, our Board of Directors approved a plan, which was finalized in early 2005, to accelerate the replacement of our entire fleet of 737-200 aircraft over a period ending early in 2006 to operate a fleet comprised exclusively of Next-Generation 737 aircraft. The change in our aircraft-replacement plan required an impairment analysis to be performed on our 200-series aircraft, related rotable parts, equipment and flight simulator. This analysis resulted in an impairment loss of $47.6 million, which was recorded in our operating results in 2004.

In January 2006, we retired our last 737-200 aircraft from operating service, which marked a significant milestone for our Company. With the retirement of this aircraft, we became the operator of North America's newest fleet, with an average age of only 2.0 years. We gain significant advantages by operating such a young fleet, such as lower maintenance costs, increased fuel savings and longer-range capabilities. As at December 31, 2005, our operating fleet and aircraft commitments consists entirely of Boeing 737 aircraft as summarized below:

Aircraft	Total Fleet	Average Age (years)	Owned	Leased		Firm orders	
				Capital	Operating	Owned	Operating lease
737-200	5	27.0	2	2	1	-	-
737-600	3	0.2	3	-	-	10	-
737-700	43	2.3	30	-	13	9	-
737-800	5	0.6	-	-	5	-	-
Total	56	4.3	35	2	19	19	-

As at December 31, 2005, the remaining estimated amounts to be paid in deposits and purchase prices in US dollars relating to the purchases of the remaining 19 aircraft, Blended Winglets and live satellite television are as follows: US $368,154,000 (2006), US $143,540,000 (2007), US $110,809,000 (2008), for a total of US $622,503,000.

Blended Winglet Technology

In the fall of 2003, we became the first North American carrier to install Blended Winglet technology on the Boeing 737-700 aircraft. Winglets are extensions to the tip of the wings that curve upwards at 90 degrees to the wing. The current high-fuel-cost environment has created significant stress on our costs, as jet fuel is an integral part of our operations. By upgrading our fleet with Blended Winglets, we have invested in a long-term means to reduce our operating costs and decrease the impact of increasing fuel prices. Some of the benefits of winglets include:

- Increased fuel efficiency from increased lift
- Reduced engine maintenance costs
- Reduced emissions

At year-end 2005, our entire Next-Generation fleet, excluding the 737-600s, were equipped with Blended Winglets. All future aircraft delivered from Boeing other than 737-600s will have the Blended Winglets installed at the factory, which will eliminate the need to remove the aircraft from revenue service while the Blended Winglets are installed.

Flight Simulators

Fleet commonality is important when considering flight training. All Boeing Next-Generation 737 aircraft types can be trained on the same Next-Generation 737 simulator.

As we plan to hire new pilots and retrain current 737-200 pilots, the need for proper in-house training facilities becomes increasingly important. We are currently assembling a third Next-Generation simulator expected to be operational by April 2006. With in-house flight simulators, we avoid the high cost of sending pilots to external training facilities, while managing the process of training our pilots internally to ensure the highest standards of safety are maintained.

Aircraft Financing

Since we began to expand our fleet with Next-Generation aircraft, we have been successful in securing low-cost financing to support our growth.

To finance our first 10 Next-Generation aircraft, we entered into an agreement with GE Capital Aviation Service (GECAS) to lease 10 737-700 aircraft under 14-year US dollar operating lease arrangements in February 2000.

In 2002, we achieved an important milestone by completing financing arrangements with the ING Group, supported by loan guarantees from the Export-Import Bank of the United Sates ("Ex-Im Bank"), for US $478 million for the purchase of the first owned 15 Boeing Next-Generation 737-700 aircraft received by year-end 2003.

During 2003, with the support from Ex-Im Bank guarantees, we completed financing arrangements for US $358 million arranged by ING Capital LLC and including ING Bank of Canada, Fortis Capital Corp., and Sociéte Générale (Canada), for the purchase of 11 additional 737-700 aircraft for delivery throughout 2004.

As we focus on maintaining low operating costs we continually investigate the benefits of leasing versus purchasing aircraft. In deciding the most desirable financing method, we assess several factors such as cost of financing, flexibility and availability of aircraft.

Leasing aircraft provides certain advantages over owning. Leasing allows for 100% financing of an aircraft versus only 85% of the purchase price of an aircraft is financed under Ex-Im Bank supported debt. In addition, leasing protects us against obsolescence and eliminates market risk associated with the book value of the aircraft. We will be able to maintain a modern fleet by acquiring new aircraft without taking on the burden of keeping or disposing of obsolete aircraft. Aircraft can be returned at the end of the lease without regard for its book value or the expense of disposal as the risk of obsolescence and market value risk belong to the lessor. Leases can also finance most incidental costs incurred in acquiring aircraft. These costs include delivery charges, interest charges on advance payments, sales taxes and installation costs. Such costs are not usually financed under traditional long-term debt financing.

In early 2005, we completed US-dollar operating lease arrangements for the first eight of 15 Boeing Next-Generation aircraft under a series of sale and leaseback transactions. These included three 737-700s and five 737-800s delivered between January and June 2005.

Leasing arrangements for the 737-700 deliveries are provided by Aviation Capital Group (ACG) on an eight-year term, and Pegasus Aviation Finance Company provides leasing arrangements on the 737-800s on a 10-year term.

To finance additional aircraft commitments, we received a Final Commitment from Ex-Im Bank in the third quarter of 2005 to support the financing of 13 aircraft, consisting of five Boeing 737-700s and eight Boeing 737-600s, for delivery between July 2005 and June 2006. With the support of the Ex-Im guarantee, we have completed financing arrangements for US $386 million for delivery of all 13 aircraft covered by the Ex-Im loan guarantees. In addition to the Final Commitment, we have also received a Preliminary Commitment in the amount of US $324 million to cover an additional 10 aircraft to be delivered between July 2006 and November 2007.

Ex-Im Bank-supported financing has provided us with the ability to expand our fleet while adhering to our low-cost philosophy and maintaining a strong financial position. It has also provided us with several advantages, including the ability to obtain competitive interest rates, diminish the effects of foreign-currency fluctuations and increase our attractiveness to lenders that may otherwise by hesitant to offer financing in the airline industry.

With Ex-Im Bank loan guarantees, we have been successful in securing Canadian-dollar facilities for US-dollar aircraft purchases. This significantly reduces the foreign-exchange fluctuations we would otherwise

be exposed to for these aircraft, as the majority of our revenue is in Canadian dollars. Prior to each delivery, however, we are exposed to fluctuations in the Canadian/US exchange rate as the aircraft are paid for at the date of delivery in US funds.

In addition to managing the foreign exchange exposure related to our debt facilities, we have also taken advantage of today's historically low interest-rate environment. With the support of Ex-Im Bank guarantees, we locked in the interest rate for all 33 aircraft received by December 31, 2005 at rates between 4.6% and 6.0%.

Each of our Ex-Im Bank-supported facilities have 12-year terms and are amortized on a straight-line basis over the term in equal quarterly principal instalments, with interest calculated on the outstanding principal balance.

To assist our expansion plans, we secured leasing arrangements in January 2006 with International Lease Finance Corporation for two Next-Generation 737-700 aircraft for delivery in March and April 2007.

Safety

We are committed to providing the highest level of safety in flight operations and strive to be one of the safest passenger airlines in the world. With a growing network and expanding fleet, safety remains a top priority.

The Next-Generation 737, with its industry-leading technology, is the ideal aircraft for our operations. In addition to the obvious economic benefits of operating the aircraft, there are many safety enhancements that the aircraft provide with their high level of technology. The Next-Generation 737 incorporates leading-edge technology intended to enhance safety and flight-crew efficiency. One feature that we have selected to implement in order to enhance safety is the Required Navigational Performance ("RNP"). Required Navigation Performance combines the virtues of Global Positioning Systems and automated flight management to allow the aircraft to follow complex lateral and vertical approach paths to any runway. The on board Flight Management Computers ("FMC") use satellite positioning and inertial reference units to navigate safe, repeatable paths. The aircraft's auto flight system follows the navigation solution from the FMC to fly an invisible path down the middle of the channel. Using RNP, a commercial jetliner can navigate through a tight corridor in the sky during landing or takeoff in extreme weather conditions, flying around obstacles, such as mountains and hills that no one on the plane can see.

This technology provides us with time and fuel savings, improved on-time performance, greater operational flexibility and increased safety. We are the only carrier in the world with a system-wide deployment of RNP procedures. To date, we have introduced over 120 procedures into airports across Canada.

We have invested in the latest aircraft equipment that increases safety, systems reliability and aircraft efficiency. Through the use of technological safety advancements and advanced training for pilots, inflight crew and flight support staff, we exceed the safety requirements of our aircraft operations.

Maintenance

Our Transport Canada-approved maintenance programs emphasize safety and aircraft reliability. These programs help ensure that our aircraft will be safe, reliable and, to the extent possible, incur less ongoing maintenance costs.

We maintain the highest standards of safety and have an in-house reliability program that monitors aircraft engine and component performance. In addition, we obtain service information directly from

Boeing and other original equipment manufacturers to obtain the necessary information to enhance existing maintenance programs.

Aircraft maintenance and repair consists of line maintenance and heavy maintenance. We generally perform our own line maintenance. When external agencies do perform maintenance on our aircraft, we ensure they are approved by Transport Canada. Maintenance performed by external companies is typically completed at the contractors' own maintenance facilities.

Our maintenance program for our Next-Generation 737 aircraft meets all requirements of the Boeing Maintenance Planning Document and any additional Transport Canada requirements. Based on a calendar timeframe, each aircraft is scheduled for maintenance-inspection tasks on predetermined days and months. This program entails performing parts of the heavy maintenance more frequently throughout the service period of an aircraft rather than all at one time, which reduces the period of time an aircraft is taken out of operating service for required heavy maintenance. This program completes all the required maintenance checks with the benefit of a known scheduled maintenance timeframe based on days and months, which is beneficial for long-term planning.

Since we retired the last of our 737-200 aircraft in January 2006, our operating fleet is comprised exclusively of new Next-Generation aircraft. New aircraft require little maintenance and are also under warranty for several years. Accordingly, during the earlier years, a new aircraft is expected to incur minimal maintenance costs. Our expertise in operating and maintaining Boeing 737s, coupled with the cost-savings associated with operating new aircraft, help us operate one of the most cost-effective and safety-conscious maintenance programs in the industry.

Along with our maintenance program, we have designed an inventory program intended to reduce the time for aircraft service interruptions caused by required maintenance and parts replacement. An inventory of consumable parts and rotable spares, including spare engines and auxiliary power units at certain locations in the route network, ensure the quick availability and replacement of those parts. The level of inventory required at each location is determined based on prior history for parts demand and forecasted future parts replacement.

Fuel Management

Consistently high fuel costs have significantly impacted our operating results. Our average cost of fuel over the past five years is as follows:

	Average cost per liter	% of operating costs
2001	36.5 cents	20.5
2002	36.6 cents	19.1
2003	39.2 cents	20.8
2004[1]	49.2 cents	23.7
2005	64.1 cents	26.5

[1] Excluding impairment loss of $47.6 million.

Fuel costs contribute to a large portion of our operating costs. In the past, the price of fuel has fluctuated widely; however, over recent years prices have been relentlessly high, and have adversely impacted our level of profitability. We are primarily exposed to three separately priced jet fuel products: LA Jet, NY Jet, and USGC Jet. During 2005, we estimate the sensitivity of our exposure to changes in fuel costs

(price per litre of jet fuel) to be approximately $6.1 million in pre-tax earnings for every $0.01 per litre change in the price of jet fuel.

In 2006, we estimate for every $0.01 downward movement in the Canadian dollar in relation to the US dollar (e.g. $0.83 to $0.82), our fuel expense would increase by approximately $3.8 million in pre-tax earnings, assuming the price of fuel remained constant. Conversely, for every $0.01 upward movement in the Canadian dollar in relation to the US dollar (e.g. $0.82 to $0.83) our fuel expense would decrease by approximately $3.8 million, assuming the price of fuel remained constant.

The average price of USGC Jet has increased from $0.367 per litre to $0.549 per litre over the 12 months ending December 31, 2005. The unrelenting high cost of fuel has motivated us to implement both long- and short-term strategies to control these costs.

An important long-term strategy we have implemented is embedded within our cost structure. In 2005, we accelerated the retirement of our older, less efficient Boeing 737-200 aircraft and moved towards exclusively operating Boeing Next-Generation 737 by early January 2006. The retirement of our last Boeing 737-200 from service on January 8, 2006 has allowed us to operate the newest fleet in North America with an average age of 2.0 years. In order to maximize the cost effectiveness of our fleet, we invested in Blended Winglets, which have been installed on all of our 737-700 and 737-800 aircraft.

We further enhance the cost efficiencies of operating our aircraft through economical operating procedures such as tankering and the use of ground power units where possible.

Tankering consists of carrying extra fuel to avoid fuelling the aircraft at more expensive airports. This procedure is effective in cases where the incremental savings are not offset by the cost of carrying extra fuel. Route and profile of flight are considerations when estimating costs associated with carrying extra fuel. Significant savings have resulted from our ability to take full advantage of the materially lower Alberta fuel costs and fuel tax rebates on transborder routes.

Where possible, the procedure of using ground power units reduces use of fuel-burning auxiliary power units onboard each aircraft. The ground power unit and auxiliary power unit provide electricity to run the aircraft air conditioning and electrical systems while parked at an airport. It has been determined that the ground power units are more economical to utilize in certain circumstances.

In addition to managing our fuel costs through efficiency in operations, we continually look for opportunities for cost-effective fuel-hedging opportunities. In September 2005, we implemented a fuel-risk-management strategy using financial instruments to help mitigate the effects of volatile fuel prices. Our approach to fuel-risk management addresses the unique challenges airlines face with respect to the sale of advance tickets in an environment where future costs are uncertain.

Our seats are typically sold well in advance of the planned travel date. The fares offered at the time of sale are partially based on the price of fuel at the time of purchase. In the weeks or months following the sale of the seat, fuel prices may have increased and the actual cost of flying a passenger can be considerably higher on the travel date. Under our fuel-hedging program, we would assess the need to enter into hedges on an ongoing basis based on our expectations of the future volatility of fuel prices.

During the months of October, November and December 2005, we hedged 45%, 50%, and 30%, respectively, of our estimated fuel usage for those months at a rate of $0.696 per litre, $0.661 per litre and $0.663 per litre, respectively, using fixed priced swaps. We further hedged approximately 50%, 40%, and 11% of our expected fuel needs in January, February, and March 2006, respectively, at a rate of $0.572 per litre, $0.580 per litre, and $0.562 per litre, respectively, using a combination of fixed price swaps, collars and calls.

Infrastructure

Our real estate infrastructure is comprised of three types of facilities: office space for administrative functions, hangar space for aircraft maintenance and airport terminal space for the airport operations. Facility needs are assessed based on fleet growth and aircraft destinations, maintenance requirements and planned expansion of operating departments.

With respect to office space, we currently occupy approximately 200,000 square feet in Calgary for all administrative staff. Office space needs are driven by the amount of hiring of administrative staff in all departments, which has traditionally grown based on fleet growth. Plans have been developed for a future consolidation of office space next to the existing hangar in Calgary, subject to fleet and hiring growth.

We operate hangar facilities in Calgary, Edmonton, Winnipeg, Hamilton and Toronto. The capacity of all of the hangar facilities we currently own or lease can accommodate approximately 14 737 aircraft. Our future needs for additional hangars will be based on our fleet growth and the amount of activity in any given city.

We also maintain check-in, maintenance, Air Supply and minimal administrative office space at each airport leased from local airport authorities. Terminal space requirements are typically addressed when evaluating a destination city and/or growth at an existing city, and our needs are accommodated by the airport authorities to the best of their ability.

Function	Location	Size (ft^2)	Owned/Leased
Deerfoot Office	Calgary, Alberta	65,000	Leased
Office (Airport Corporate Centre)	Calgary, Alberta	21,000	Leased
IT, Retail, Training & Offices	Calgary, Alberta	34,000	Leased
Technical Training Centre	Calgary, Alberta	14,000	Leased
Inventory Management	Calgary, Alberta	10,000	Leased
Training/Business Recovery	Calgary, Alberta	10,000	Leased
Hangar/Office	Calgary, Alberta	189,000	Owned
Hangar	Edmonton, Alberta	37,000	Leased
Hangar/Office	Winnipeg, Manitoba	15,000	Leased
Hangar	Toronto, Ontario	95,000	Leased
Hangar/Office/Flight Supplies	Hamilton, Ontario	51,000	Owned

Business Recovery Centre/Training Centre

Our Business Recovery Centre provides backup of computers and facilities for the Sales Super Centre, Internet, Operations Control and Dispatch, and would allow us to continue regular operations in the event that any of these primary systems fail or are shut down.

To utilize the facility efficiently and to alleviate the costs associated with having the facility on "standby," we use the Business Recovery Centre as our primary training facility. In the event of a business interruption in one of our other facilities, training would be postponed and the centre would be used for recovery purposes.

Charter

Our business is highly cyclical due to our susceptibility to seasonal weather changes. The winter season, which falls within the fourth and first quarters of each calendar year, is the slowest period for domestic

operations. To maximize earnings potential, along with our move into transborder sun destinations as part of our scheduled operations, we exploit these periods by increasing charter operations. We currently provide Canadian domestic charter service on an ad hoc basis and international charter service, on both a scheduled and ad hoc basis. These flights generally operate during off-peak hours to ensure that domestic scheduled services are not impacted while simultaneously maximizing available capacity. With our expansion of scheduled and seasonal service into traditional charter destinations, such as Las Vegas and Orlando, we have seen a shift of a portion of our revenues previously derived from our charter operations to scheduled operations.

Our charter operation allows us to enhance the productivity of our aircraft and help reduce the fixed costs of ownership. We earn a fixed revenue when we charter our aircraft, regardless of the number of passengers flying, since we earn revenue based on chartering an entire aircraft versus selling individual seats. When we deploy an aircraft on a specific route, we incur fixed costs related to that route, such as fuel, landing fees and navigational charges, regardless of the number of passengers flying on the plane. By earning a fixed amount from chartering our aircraft, we are guaranteed to cover the costs of flying an aircraft on a specific route, and earn a pre-determined margin, rather than incurring the risk of earning reduced revenue on a route by flying a plane at less than full capacity.

Since we have new aircraft that we can deploy to destinations in the Caribbean and Mexico, charter companies are realizing the benefits of contracting with us to provide capacity for their tours, rather than the costly alternative of maintaining a fleet of aircraft themselves. The new 737-800 will also provide charter companies an aircraft with increased capacity and longer-range potential for more charter destinations. The new 737-600s, with their greater range, also offers smaller market charter opportunities.

With the greater utilization capabilities of the Next-Generation Boeing 737 aircraft in our fleet, we are capitalizing on additional revenue opportunities through the provision of more charter services. In August 2003, we entered into a two-year agreement with Transat A.T. Inc. ("Transat") (the "Transat Charter Agreement") that allows Transat and its two main tour operators, World of Vacations and Air Transat Holidays, to charter a number of our state-of-the-art Next-Generation Boeing 737 aircraft and crews for specific routes from several Canadian cities. During the second quarter of 2005, we renewed the Transat Charter Agreement through to October 2007, building on the success of the earlier two-year agreement. This arrangement continues to be beneficial to both organizations as well as the travelling public, who can fly onboard our aircraft operated by our own crews to more than 25 sun destinations in the US, Mexico and the Caribbean.

Cargo

We offer cargo services to and from every city in our Canadian network. As cargo services currently comprise only a small portion of our business, it is more cost efficient to contract a third party to operate this facet of our business. ELS Marketing Inc. handles the sales, accounting and necessary staff training for our cargo service.

Our cargo service is expanding at approximately the same pace as the growth of our Company. We generated $8.2 million in additional revenue during 2005 from our cargo operations compared with $6.4 million in 2004.

Insurance

We carry adequate levels of insurance at amounts regarded as sufficient to protect our Company. The policies in place provide aviation and non-aviation related coverage to our Company, our guests and the general public.

Following the events of September 11, 2001, insurers worldwide served notice that coverage for aircraft damage and for liability claims resulting from war and terrorist activities were cancelled. This coverage was later partially reinstated, at a cost, to the limits in force prior to September 11, 2001; however, the third party bodily injury and damage to property coverages are now subject to a limit of US $50 million per occurrence and in the aggregate.

In addition to the limits that we purchase, the Canadian government, similar to governments around the world, continues with its indemnification of Canadian airlines for third-party war risks liability in excess of the sub-limits purchased. We are unable to predict the certainty of insurance coverage provided by the government extending past December 31, 2007, whether reasonably priced and comparable coverage would be provided commercially and what impact this will have on the future performance of our Company.

Environment

We proactively maintain our standard as a leader of environmental policy in the airline industry through corporate and individual responsibility. As well as adhering to all of the local, national and international standards, we take a hands-on accountability approach where no guidelines exist to ensure that we remain responsive to current environmental issues and to prevent new environmental concerns from arising.

We strive to use and develop technologies that are environmentally sound. Besides improving range and fuel savings, our use of Blended Winglet technology on our 737-700 and 737-800 aircraft offer excellent environmental benefits including reduced noise and emissions.

We also recycle and support the use of recycled materials where possible. Employees are also advised and encouraged to make health conscious and environmentally sound decisions. This is ensured through proper training and the adequate funding needed to maintain a high standard of environmental responsibility.

To date, environmental laws and regulations have not had a material adverse effect on our business or our financial condition; however, changes in such government laws and regulations are ongoing and may make environmental compliance increasingly expensive. We are not able to predict future costs which may be incurred in order to comply with future environmental regulations.

CAPITAL STRUCTURE

Constraints

Under Canadian law, non-Canadian ownership of airline voting shares is limited to 25% of outstanding shares. To reduce inconveniences in buying and selling WestJet Common Shares and to ensure our continuous compliance with the requirement to qualify as Canadian, we introduced a variable voting share structure into our capital structure, which was approved by shareholders at a special meeting held on August 30, 2005.

A person may purchase either Variable Voting Shares or Common Voting Shares. Once purchased, a person can only hold Common Voting Shares, if owned and controlled by a Canadian, or Variable Voting Shares, if a non-Canadian owned or controlled, and must immediately convert their shares to the appropriate class through their broker or, if registered shares, with our transfer agent.

The holders of Variable Voting Shares and Common Voting Shares vote together at any meeting of shareholders and no separate meeting is held for these classes of shares, unless it is to address a matter specific to a class.

We have adopted certain by-laws and procedures to address monitoring and enforcement of ownership requirements established by the Canada Transportation Act and our Articles. In particular, our shareholders approved By-Law No. 2005-1 which sets out general powers of the Board of Directors to enact procedures regarding the issuance, transfer and holding of voting shares, power to require declarations regarding ownership status of persons holding voting shares and various enforcement provisions regarding Canadian ownership. In addition, we have adopted certain monitoring procedures to ensure compliance with our Articles and by-laws and the maintenance of ownership levels required under the Canada Transportation Act. These monitoring procedures establish that registered owners and non-registered owners (through brokerages and eligible depositories) must effect conversion of Common Voting Shares to Variable Voting Shares or vice versa when the status of ownership or control changes between Canadian and non-Canadian holders. These procedures also establish that our transfer agent will make periodic inquiries of intermediaries holding voting shares for non-registered holders to ensure compliance with share holding ownership requirements.

General

Our capital structure now consists of an unlimited number of Common Voting Shares, an unlimited number of Variable Voting Shares, an unlimited number of Non-Voting Shares, issuable in series (the "Non-Voting Shares"), an unlimited number of First Preferred Shares, issuable in series (the "First Preferred Shares"), an unlimited number of Second Preferred Shares, issuable in series (the "Second Preferred Shares") and an unlimited number of Third Preferred Shares, issuable in series (the "Third Preferred Shares") (the First Preferred Shares, Second Preferred Shares and Third Preferred Shares are collectively referred to as the "Preferred Shares").

Under our new structure, Variable Voting Shares and Common Voting Shares replaced WestJet Common Shares. The Variable Voting Shares are owned or controlled by non-Canadians and carry one vote per share unless the number of issued and outstanding Variable Voting Shares represented at the relevant time exceed 25% of all of the issued and outstanding WestJet voting shares, in which case the vote attached to the Variable Voting Shares would decrease proportionately so that the Variable Voting Shares would never collectively carry more than 25% of the vote at any shareholders' meeting. The Common Voting Shares are only owned and controlled by Canadians and carry one vote per share. For both classes of shares, all the other rights, privileges, conditions and restrictions remain the same as the previous WestJet Common Shares.

Canadians are able to buy either class of shares, but on purchase, Variable Voting Shares must be converted into Common Voting Shares. Likewise, non-Canadians are able to buy either class, but Common Voting Shares must be converted to Variable Voting Shares when owned or controlled by a non-Canadian. All issued and unissued Common Shares were cancelled.

As at February 28, 2006, 129,578,305 Voting Shares are issued and outstanding, consisting of 120,028,091 Common Voting Shares as fully paid and non-assessable, and 9,550,214 Variable Voting Shares as fully paid and non-assessable. No Non-Voting Shares or Preferred Shares have been issued. There are no current plans to issue Non-Voting Shares or any class or series of Preferred Shares.

Common Voting Shares

Exercise of Voting Rights

The holders of Common Voting Shares will be entitled to receive notice of, and to attend and vote at all meetings of our shareholders, except those at which holders of a specific class are entitled to vote separately as a class under the *ABCA*. Each Common Voting Share shall confer the right to one vote at all shareholder meetings.

Dividends

Subject to the rights, privileges, restrictions and conditions attached to any class of WestJet shares ranking prior to the Common Voting Shares, holders of Common Voting Shares are entitled to receive any dividends declared by our directors at the times and for the amounts that the Board of Directors may, from time to time, determine. The Common Voting Shares, Variable Voting Shares and Non-Voting Shares shall rank equally as to dividends on a share-for-share basis. All dividends declared shall be declared in equal or equivalent amounts per share on all Common Voting Shares, Variable Voting Shares and Non-Voting Shares then outstanding, without preference or distinction.

Rights in the Case of Liquidation, Winding-Up or Dissolution

Subject to the rights, privileges, restrictions and conditions attached to any class of shares ranking prior to the Common Voting Shares, in the case of liquidation, dissolution or winding-up of our Company, the holders of Common Voting Shares, Variable Voting Shares and Non-Voting Shares shall be entitled to receive our remaining property and shall be entitled to share equally, share for share, in all distributions of such assets.

Conversion

Each issued and outstanding Common Voting Share shall be converted into one Variable Voting Share, automatically and without any further act of WestJet or the holder, if such Common Voting Share is or becomes owned or controlled by a person who is not a Canadian.

In the event that an offer is made to purchase Variable Voting Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Variable Voting Shares are then listed, to be made to all or substantially all the holders of Variable Voting Shares, each Common Voting Share shall become convertible at the option of the holder into one Variable Voting Share at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Common Voting Shares for the purpose of depositing the resulting Variable Voting Shares pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to the provisions concerning the voting rights for Common Voting Shares notwithstanding their conversion. Our transfer agent shall deposit the resulting Variable Voting Shares on behalf of the holder.

Should the Variable Voting Shares issued upon conversion and tendered in response to the offer be withdrawn by the shareholders or not taken up by the offeror, or should the offer be abandoned or withdrawn, the Variable Voting Shares resulting from the conversion shall be automatically reconverted, without further intervention on the part of WestJet or on the part of the holder, to Common Voting Shares.

The Common Voting Shares may not be converted into Variable Voting Shares, or vice-versa, other than in accordance with the conversion procedure set out in the Articles of Amendment.

Constraints on Share Ownership

The Common Voting Shares may only be owned and controlled by Canadians.

Variable Voting Shares

Exercise of Voting Rights

Each Variable Voting Share entitles the holder to receive notice of, to attend and vote at all meetings of our shareholders, except those at which the holders of a specific class are entitled to vote separately as a class under the *ABCA*.

Variable Voting Shares will carry one vote per share held, except where (i) the number of outstanding Variable Voting Shares exceeds 25% of the total number of all issued and outstanding Variable Voting Shares and Common Voting Shares (or any greater percentage the Governor in Council may specify pursuant to the *Canada Transportation Act* (the "*Act*")), or (ii) the total number of votes cast by or on behalf of the holders of Variable Voting Shares at any meeting on any matter on which a vote is to be taken exceeds 25% (or any greater percentage that the Governor in Council may specify pursuant to the *Act*) of the total number of votes that may be cast at such meeting.

If either of the above-noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically without further act or formality. Under the circumstances described above, the Variable Voting Shares as a class cannot carry more than 25% (or any greater percentage that the Governor in Council may specify pursuant to the *Act*) of the total voting rights attached to the aggregate number of our issued and outstanding Variable Voting Shares and Common Voting Shares. Under the circumstances described above, the Variable Voting Shares as a class cannot, for a given shareholders' meeting, carry more than 25% (or any greater percentage that the Governor in Council may specify pursuant to the *Act*) of the total number of votes that may be cast at the meeting.

Dividends

Subject to the rights, privileges, restrictions and conditions attached to any other class of our shares ranking prior to the Variable Voting Shares, the holders of Variable Voting Shares are entitled to receive any dividends that are declared by our directors at the times and for the amounts that our Board of Directors may, from time to time, determine. The Variable Voting Shares shall rank equally with the Common Voting Shares and the Non-Voting Shares as to dividends on a share-for-share basis. All dividends shall be declared in equal or equivalent amounts per share on all Variable Voting Shares, Common Voting Shares and Non-Voting Shares then outstanding, without preference or distinction.

Rights in the Case of Liquidation, Winding-Up or Dissolution

Subject to the rights, privileges, restrictions and conditions attached to the other classes of our shares ranking prior to the Variable Voting Shares, in the case of liquidation, dissolution or winding-up of WestJet, the holders of Variable Voting Shares, Common Voting Shares and Non-Voting Shares shall be entitled to receive our remaining property and shall be entitled to share equally, share for share, in all distributions of such assets.

Conversion

Each issued and outstanding Variable Voting Share shall be automatically converted into one Common Voting Share, without any further intervention on the part of WestJet or the holder, if (i) the Variable Voting Share is or becomes owned and controlled by a Canadian; or if (ii) the provisions contained in the *Act* relating to foreign ownership restrictions are repealed and not replaced with other similar provisions in applicable legislation.

In the event that an offer is made to purchase Common Voting Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares are then listed, to be made to all or substantially all the holders of Common Voting Shares in a given province of Canada to which these requirements apply, each Variable Voting Share shall become convertible at the option of the holder into one Common Voting Share at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the Offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Variable Voting Shares for the purpose of depositing the resulting Common Voting Shares pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to the provisions concerning voting rights for Variable Voting Shares notwithstanding their conversion. Our transfer agent shall deposit the resulting Common Voting Shares on behalf of the holder.

Should the Common Voting Shares issued upon conversion and tendered in response to the offer be withdrawn by shareholders or not taken up by the Offeror, or should the offer be abandoned or withdrawn, the Common Voting Shares resulting from the conversion shall be automatically reconverted, without further intervention on the part of WestJet or on the part of the holder, into Variable Voting Shares.

Variable Voting Shares may not be converted into Common Voting Shares, and vice-versa, other than in accordance with the conversion procedure set out in our Articles of Amendment.

Constraints on Share Ownership

Variable Voting Shares may only be owned or controlled by non-Canadians.

Non-Voting Shares

The Non-Voting Shares may be issued from time to time in one or more series, each series consisting of such number of Non-Voting Shares as determined by our Board of Directors who may also fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of Non-Voting Shares. There are no Non-Voting Shares issued and outstanding.

The Non-Voting Shares, the Common Voting Shares and the Variable Voting Shares shall rank equally as to dividends on a share for share basis.

Subject to the rights, privileges, restrictions and conditions attaching to any other class of our shares ranking prior to the Non-Voting Shares, in the case of liquidation, dissolution or winding-up of our Company or other distribution of our assets among our shareholders for the purpose of winding-up its affairs, the holders of Non-Voting Shares, Common Voting Shares and Variable Voting Shares shall be entitled to receive the remaining property of our Company and shall be entitled to share equally, share for share, in all distributions of such assets.

Except as provided in the *ABCA*, the holders of Non-Voting Shares are not entitled to vote.

Conversion

Except as described below, the Non-Voting Shares shall not have any conversion rights attached thereto.

In the event that an offer is made to purchase Common Voting Shares or Variable Voting Shares, as the case may be, and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares or Variable Voting Shares, as the case may be, are then listed, to be made to all or substantially all the holders of Common Voting Shares or Variable Voting Shares, as the case may be, in a province of Canada to which the requirement applies, each Non-Voting Share shall become convertible at the option of the holder into one Common Voting Share or Variable Voting Share, as the case may be, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the Offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Non-Voting Shares for the purpose of depositing the resulting Common Voting Shares or Variable Voting Shares, as the case may be, pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, notwithstanding their conversion. The transfer agent shall deposit the resulting Common Voting Shares or Variable Voting Shares, as the case may be, on behalf of the holder.

If (i) Common Voting Shares or Variable Voting Shares, as the case may be, resulting from the conversion and deposited pursuant to the offer are withdrawn by the holder or are not taken up by the Offeror; or (ii) the offer is abandoned or withdrawn by the Offeror or the offer otherwise expires without such Common Voting Shares or Variable Voting Shares, as the case may be, being taken up and paid for, the Common Voting Shares or Variable Voting Shares, as the case may be, resulting from the conversion will be re-converted into Non-Voting Shares and a share certificate representing the Non-Voting Shares will be sent to the holder by the transfer agent. Common Voting Shares or Variable Voting Shares, as the case may be, resulting from the conversion and taken up and paid for by the Offeror shall be re-converted into Non-Voting Shares at the time the Offeror is required under the applicable securities legislation to take up and pay for such shares.

In the event that the offeror takes up and pays for the Common Voting Shares or Variable Voting Shares, as the case may be, resulting from conversion, the transfer agent of WestJet shall deliver to the holders thereof the consideration paid for such shares by the offeror.

There will be no right to convert the Non-Voting Shares into Common Voting Shares or Variable Voting Shares, as the case may be, in the following cases:

a. the offer to purchase Common Voting Shares or Variable Voting Shares, as the case may be, is not required under applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares or Variable Voting Shares, as the case may be, are then listed to be made to all or substantially all holders of Common Voting Shares or Variable Voting Shares, as the case may be, who are in a province of Canada to which the legislation applies, that is, the offer is an "exempt take-over-bid" within the meaning of the foregoing securities legislation; or

b. an offer to purchase Non-Voting Shares is made concurrently with the offer to purchase Common Voting Shares or Variable Voting Shares, as the case may be, and the two offers are identical in respect of price per share, percentage of outstanding shares for which the offer is made, and in all other material respects, including in respect of the conditions attaching thereto. The offer to purchase the Non-Voting Shares must be unconditional, subject to the exception that the offer for the Non-Voting Shares may contain a condition to the effect that the offeror not be required to take up and pay for Non-Voting Shares tendered in response to the offer if no shares are purchased pursuant to the contemporaneous offer for the Common Voting Shares or the Variable Voting Shares, as the case may be.

The conversion of Non-Voting Shares to Common Voting Shares or Variable Voting Shares, as the case may be, as contemplated above is subject to certain procedures and formalities, which are more fully described in WestJet's Articles and "Special Operating Procedures For Monitoring Share Ownership", full particulars of which can be viewed on SEDAR at www.sedar.com.

Preferred Shares

Issuable in Classes and Series

We may issue Preferred Shares from time to time in any class and in any series as the Board of Directors may determine. The Board of Directors may also fix the designations, right, privileges and conditions attaching to the Preferred Shares of each class and series. The holders of Preferred Shares are not entitled to vote, except as provided for in the *ABCA*.

Priority

The Preferred Shares of each class and each series shall, with respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of our Company, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, rank on a parity with the Preferred Shares of every other series in its class and shall be entitled to preference over the Common Shares, the Non-Voting Shares and any other shares of any other class ranking junior to such class of Preferred Shares. The First Preferred Shares rank in priority to the Second Preferred Shares and the Third Preferred Shares, and the Second Preferred Shares rank in priority to the Third Preferred Shares.

DIVIDEND POLICY

No dividends have been paid or declared on any of our shares since the date of our incorporation nor are any dividends contemplated in the foreseeable future. Our dividend policy is based on our results of operation, our financial position, our financing requirements for future growth and any other factors our Board of Directors may deem relevant in the circumstances. The potential for payment of dividends will be reviewed periodically.

MARKET FOR SECURITIES

Our Common Voting Shares and the Variable Voting Shares are traded on the Toronto Stock Exchange under the symbols "WJA" and "WJA-RV," respectively. The following tables list the high and low market prices and trading volume of our Common Voting Shares and Variable Voting Shares from their initial date of listing of September 6, 2005 for the periods indicated, and of our Common Shares prior to that date.

Period	Common Voting Shares High ($)	Common Voting Shares Low ($)	Common Voting Shares Volume	Variable Voting Shares High ($)	Variable Voting Shares Low ($)	Variable Voting Shares Volume
2006						
January	13.55	12.00	11,790,492	13.59	12.26	529,049
February	12.87	10.35	9,964,679	12.91	10.17	161,372
2005						
September[(1)]	11.73	10.50	10,908,639	11.60	9.65	168,122
October	11.75	9.35	12,912,691	11.43	9.35	21,735
November	12.95	10.31	18,334,882	12.58	10.51	151,685
December	12.60	11.58	7,393,527	13.21	11.20	189,100

(1) The numbers reported for September 2005 relate to the period from September 6, 2005 (initial listing) to September 30, 2005.

Period	Common Shares High ($)	Common Shares Low ($)	Common Shares Volume
2005			
January	14.37	11.72	7,261,234
February	14.15	11.02	8,175,009
March	17.29	10.65	36,774,127
April	16.24	14.37	9,332,164
May	14.95	13.40	9,755,023
June	15.36	13.51	11,583,576
July	14.86	12.31	12,673,150
August	13.24	10.86	17,341,188
September[(2)]	11.20	10.75	943,630

(2) The numbers reported for September 2005 relate to the period from September 1, 2005 to September 2, 2005, the period prior to our new share structure listing on September 6, 2005.

DIRECTORS AND EXECUTIVE OFFICERS

In 2005, we made a number of changes to our executive and senior management teams in order to help our Company evolve and grow. On September 6, 2005, Russ Hall joined our team as Executive Vice-President, Guest Services and Information Technology, and is now responsible for the development of customer and inflight service, and IT strategies. At the same time, Don Bell, whose previous role was Executive Vice-President Customer Service, is now Executive Vice-President, Culture and Airports. On January 5, 2006, we appointed Matthew Handford to the position of Executive Vice-President, People, responsible for providing leadership to our People (human resources) team. Fred Ring, who previously held this role, is now our Executive Vice-President, Corporate Projects. On October 17, 2005, Tim Morgan stepped down as Executive Vice-President, Operations.

The following tables and notes set out the names, province and country of residence, positions with our Company, principal occupations and particulars of each of the directors and exeutive officers of our Company. Unless otherwise specified, all of the individuals noted below have been engaged in their stated principal occupations, or in other executive capacities with the organizations by which they are currently engaged, for the past five years.

Directors

Name, City, Province and Country of Residence	Position or Office with WestJet	Number of WestJet Securities owned or over which control or direction is exercised	Principal Occupation During Past Five (5) Years
Clive J. Beddoe Calgary, Alberta, Canada	Chairman, President, Chief Executive Officer and Director since June 1995	6,153,824 Common Voting Shares	Chairman, President and Chief Executive Officer of WestJet and Chairman, The Hanover Group of Companies.
James Homeniuk[6] Calgary, Alberta, Canada	Aircraft Maintenance Engineer and Director since April 2003.	15,948 Common Voting Shares	WestJet Aircraft Maintenance Engineer
Ronald G. Greene[2] [4] [5] Calgary, Alberta, Canada	Director since June 1995	5,352,675 Common Voting Shares	President and Chief Executive Officer, Tortuga Investment Corp., a private investment company.
Wilmot L. Matthews[1][3][4] Toronto, Ontario, Canada	Director since September 1996	3,406,371 Common Voting Shares	President, Marjad Inc., a private investment company.
Murph Hannon[1][4] Calgary, Alberta, Canada	Director since December 1996	922,645 Common Voting Shares	President, Murcon Development Ltd., a private investment company and Canadian Hydrodynamics Ltd., a private oil and gas data services company.
Larry Pollock[1][2][4] Edmonton, Alberta, Canada	Director since September 1999	11,975 Common Voting Shares	President and Chief Executive Officer, Canadian Western Bank and Canadian Western Trust.
Donald MacDonald[2][3][4] Calgary, Alberta, Canada	Director since September 1999	1,289,900 Common Voting Shares	President, Sanjel Corporation, a private oilfield services company.
Allan Jackson [3][4] Calgary, Alberta, Canada	Director since July 2003	6,020 Common Voting Shares	President and Chief Executive Officer, Arci Ltd., a private real estate investment company and Jackson Enterprises Inc., a private holding and consulting company.

Name, City, Province and Country of Residence	Position or Office with WestJet	Number of WestJet Securities owned or over which control or direction is exercised	Principal Occupation During Past Five (5) Years
Arthur Scace[1] [3] [4] Toronto, Ontario, Canada	Director since September 2005	5,000 Common Voting Shares	Non-executive Chairman of The Bank of Nova Scotia; prior to January 1, 2004 was a partner of McCarthy Tétrault LLP (Barristers and Solicitors);
Hugh Bolton[1] [4] Edmonton, Alberta, Canada	Director since September 2005	4,000 Common Voting Shares	Non-executive Chair of the board of EPCOR Utilities Inc. and lead director of Matrikon Inc.

(1) Member of Audit Committee, which committee is required pursuant to the *ABCA*.
(2) Member of Compensation Committee.
(3) Member of the Corporate Governance Committee.
(4) Member of Independent Committee.
(5) Lead Director since March 22, 2004.
(6) Nominee of P.A.C.T. to serve as non-management nominee for Board of Directors.

Executive Officers

Name, City, Province and Country of Residence	Position or Office with WestJet	Principal Occupation During Past Five (5) Years	Years of Airline Experience
Alexander (Sandy) J. Campbell Calgary, Alberta, Canada	Executive Vice-President, Finance and Chief Financial Officer	Executive Vice-President, Finance and Chief Financial Officer of WestJet since September 1997. On March 8, 2006, resigned effective June 15, 2006.	16
Donald Bell Calgary, Alberta, Canada	Executive Vice-President, Culture and Airports	Executive Vice-President, Culture and Airports, WestJet since December 1997	12
Frederick (Fred) Ring Calgary, Alberta, Canada	Executive Vice-President, Corporate Projects	Executive Vice-President, Corporate Projects, WestJet since February 2001; prior thereto Principal with the Calgary Board of Education.	5

Name, City, Province and Country of Residence	Position or Office with WestJet	Principal Occupation During Past Five (5) Years	Years of Airline Experience
Sean Durfy Calgary, Alberta, Canada	Executive Vice-President, Marketing and Sales	Executive Vice-President, Marketing and Sales, WestJet since December 2004; prior thereto Vice-President, Enmax Corporation and President, Enmax Energy Corporation	2
Russ Hall Calgary, Alberta, Canada	Executive Vice-President, Guest Service and Information Technology	Executive Vice-President, Guest Service and Information Technology, WestJet since September 2005; prior thereto co-founder and President of AGTI Consulting Services (West)	1
Matthew Handford Calgary, Alberta, Canada	Executive Vice-President, People	Executive Vice-President, People, WestJet since January 2006; prior thereto Worldwide Vice-President of Human Resources, Crystal Decisions	1
Shawn Christensen Calgary, Alberta, Canada	Corporate Secretary	Director, Legal Services, WestJet since April 2002; prior thereto lawyer at a Calgary firm since 2000	4

Directors and executive officers of WestJet, as a group, own, directly or indirectly, or exercise control or direction over, 18.4 million (14.2%) of our Voting Shares. Information as to securities beneficially owned or over which control or direction is exercised, not being within our knowledge, has been supplied by the respective individuals.

Conflicts of Interest

We have two term loans outstanding and an undrawn loan facility with a Canadian chartered bank whose President and Chief Executive Officer is a director of WestJet. The loans were negotiated on an arm's length basis and are priced at competitive market rates.

There are potential conflicts of interest to which some of the directors and officers of our Company will be subject. In connection with our operations, some of the directors and officers are engaged in or associated with and will continue to be engaged in or associated with service and supply businesses whose services and products may be utilized by us from time to time. At present, these relationships are immaterial. Conflicts, if any, will be subject to the procedures and remedies as provided for under the *ABCA*, subject to internal review by the Audit Committee.

Committees of the Board

The Board of Directors has established three (3) standing committees: an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. The Board has also established the Independent Committee of Directors as a special committee to deal with litigation commenced by Air Canada and Jetsgo. The creation of the Independent Committee separated the

handling of those claims from management to allow management to concentrate its time and efforts on running the airline. Each committee reports to the Board with their recommendations for final approval.

Audit Committee Disclosure

General

The Audit Committee has a Charter, which addresses the purpose, composition, meeting requirements and responsibilities and duties (documents/reports review, auditors' independence, financial reporting process, process improvement and ethical and legal compliance matters) of the committee. The Audit Committee will review the adequacy of the Charter on a regular basis and propose to the Board any necessary changes from time to time. The Charter of the Audit Committee is attached to this Annual Information Form as Appendix "A."

In 1999 and 2000 the Audit Committee was involved in the establishment of our Internal Audit function which continues with a customer-oriented and value-added approach to our operating departments in evaluating their operating processes and systems of internal control. Audit reports are prepared and distributed to management and the Audit Committee, and the Internal Auditor also meets with the Audit Committee quarterly. The Internal Auditor conducts an Enterprise/Process Risk Assessment annually to identify and prioritize audit areas for the year.

Composition of the Audit Committee

The members of the Audit Committee are Wilmot Matthews, Murph Hannon, Larry Pollock, Arthur Scace and Hugh Bolton. The Audit Committee met four (4) times during 2005.

The members of the Audit Committee are independent (in accordance with National Instrument 52-110) and are financially literate. The Committee meets at least quarterly. The purpose of the quarterly meetings is to review and subsequently recommend, to the full Board, the Audit Committee's approval of financial statements, to discuss the analysis of financial information provided by management, to review accounting policies and estimates, and to monitor actual financial performance from planned performance.

Relevant Education and Experience

Mr. Wilmot Matthews, the Chairman of the Committee, is a Chartered Accountant who was also a Vice Chairman of Nesbitt Burns Inc. before his retirement in 1996. He has served on numerous audit committees in addition to that of our Company, including as chairman of the audit committee of Renaissance Energy Ltd. and for numerous years as a member of the audit committee of Burns Fry Ltd. He is also a former member of the audit committee of Husky Energy Ltd.

Mr. Murph Hannon, presently the President of a private investment company, has extensive experience in reviewing and assessing financial information of companies in various industries. He also has taken various courses over the years relating to analysis of financial statements and accounting matters, including extensive course work regarding oil and gas accounting. He has also served on the audit committee of a public oil and gas company for four years and has been on our Audit Committee for nine years.

Mr. Larry Pollock, presently the President and Chief Executive Officer of a Canadian Schedule 1 Bank, has been in the financial services industry since 1968. He has extensive experience as an analyst and commercial loan underwriter and has served on the audit committees of Allianz Insurance and Trafalgar

Insurance of Canada, subsidiaries of Allianz of Germany. He has been on our Audit Committee for five years.

Mr. Arthur Scace, presently the non-executive Chairman of The Bank of Nova Scotia, is also an ex-officio member of the Audit and Conduct Review Committee of the Bank of Nova Scotia. He has served on the boards of numerous public companies, including The Canada Life Assurance Company, Gerdau Ameristeel and various companies within The Brompton Group of Companies. He is a former Chairman of McCarthy Tetrault LLP, Barristers and Solicitors in Toronto. He has B.A.s from the University of Toronto and Oxford University; an M.A. from Harvard University, an LL.B. from Osgoode Hall, and Honorary Doctorates from The Law Society of Upper Canada, York University, the University of Trinity College and the University of Toronto.

Mr. Hugh Bolton is a Chartered Accountant and Fellow of the Alberta Institute of Chartered Accountants, and the former Chairman, CEO and partner in Coopers & Lybrand Canada, Chartered Accountants. He has an undergraduate degree in economics from the University of Alberta. Mr. Bolton is currently the non-executive Chair of the board of EPCOR Utilities Inc. and lead director of Matrikon Inc. He is also a board member of Canadian National Railway Company, Teck Cominco Limited and TD Bank Financial Group.

Pre-Approval of Policies and Procedures

The Audit Committee also reviews any proposed related party transactions, annual external appraisals of aircraft values and residual values as well as the adequacy of our accounting estimates for amortization.

Audit fees and fees paid to the audit firm for non-audit services are reviewed by the committee quarterly. Non-audit services to be provided to us by our auditors must be pre-approved by the Audit Committee.

External Auditor Service Fees

The Audit Committee annually reviews the appointment of our external auditors and makes recommendations to the Board regarding our auditors' appointment and remuneration. The Audit Committee meets quarterly with the external auditors, including a private session without management present. The committee receives reports, reviews audit findings, approves audit plans and is appraised of future reporting developments from our external auditors.

Audit Fees

The aggregate fees billed by our external auditors in each of the last two fiscal years for audit services, including annual audits, quarterly reviews and other services related to the audit, were $524,000 in 2005 and $411,500 in 2004.

Audit Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance-related services by our external auditors that are reasonably related to the performance of the audit or review of our financial statements that are not reported under "Audit Fees" above were $8,500 in 2005 and $7,500 in 2004 related to the audits of Airport Improvement Fee schedules.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by our external auditors for general tax compliance, tax advice and tax planning were $122,300 in 2005 and $58,300 in 2004.

All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by our external auditors other than services reported above were $106,400 in 2005 and $54,600 in 2004 relating to French translation services for financial disclosure materials and review of internal control documentation.

MATERIAL CONTRACTS

We did not enter into any material contracts within the most recently completed financial year, or before the most recently completed financial year but which are material and are still in effect.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to our Company or to which we are a party or in respect of which any of our properties is subject, nor are any such proceedings known to be contemplated, other than:

1. An Amended Fresh as Amended Statement of Claim was filed by Air Canada and ZIP Air Inc. in the Ontario Superior Court on March 11, 2005 (amending an original Statement of Claim filed on April 6, 2004) against our Company, two officers, two employees, two former officers, and one former employee (the "Defendants"). The principal allegations are that the Defendants unlawfully obtained confidential flight load and load factor information from Air Canada's employee travel website and, as a result, the Plaintiff has suffered damages and the Defendants have benefited from having access to the alleged confidential information. 1. The Plaintiffs are seeking (i) disgorgement of any incremental revenue, profits and other benefits acquired by the Defendants as a result of the alleged misuse of the Plaintiffs' confidential information, all of which the Plaintiffs presently estimate at $170,000,000, (ii) damages for the tort of spoliation in the amount of $25,000,000, (iii) punitive damages in the amount of $25,000,000, and (iv) costs. As at February 7, 2006, based on the results of (i) an internal investigation, (ii) advice from management, (iii) advice from independent industry experts, (iv) evidence filed by the Plaintiffs in support of various court applications, and (v) cross-examinations of witnesses in the proceedings, the amount of the loss (if any) as a result of these claims cannot be reasonably estimated. Furthermore, the Plaintiffs have provided no meaningful details or evidence to substantiate their claim for disgorgement and damages in the aggregate amount of $220,000,000.

2. A Statement of Claim was also filed by Jetsgo Corporation in the Ontario Superior Court on October 15, 2004 against our Company, an officer, and a former officer (the "Defendants"). The principal allegations are that the Defendants conspired together to unlawfully obtain Jetsgo's proprietary information and to use this proprietary information to harm Jetsgo and benefit our Company. The Plaintiff is seeking damages, in an amount to be determined plus $50 million, but the Plaintiff has provided no details or evidence to substantiate its claim. On May 13, 2005 Jetsgo Corporation declared bankruptcy. As a result, this action has been stayed and no further steps can be taken in the litigation unless a court order is obtained.

We are party to other legal proceedings and claims that arise during the ordinary course of business. It is the opinion of management that the ultimate outcome of these other matters will not have a material effect upon our financial position, results of operations or cash flows.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of our directors and senior officers, nor of any nominees for director or any shareholder who beneficially owns more than 10% of our shares, or any known associate or affiliate of such persons in any transaction since the commencement of our last completed financial year, or in any proposed transaction which has materially affected or would materially affect us or any of our subsidiaries.

INTERESTS OF EXPERTS

No person or corporation is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by our Company during, or relating to, our most recently completed financial year, and whose profession or business gives authority to the statement, report or valuation made by the person or corporation, other than KPMG LLP, our auditors.

As at March 9, 2006, KPMG LLP and its partners did not hold any registered or beneficial interest, direct or indirect, in any securities of our Company, our associates or our affiliates.

RISK FACTORS

Investment in our Common Voting Shares and Variable Voting Shares involves certain risks, including, but not necessarily limited to, the risk factors listed below. Owners and prospective purchasers of our securities should carefully consider, in addition to the other information in this Annual Information Form, the following risk factors inherent in and affecting our business before making an investment decision.

Management performs a risk assessment on an annual basis to ensure that significant risks related to our Company have been reviewed and assessed by management.

Any major safety incident involving our aircraft or similar aircraft of other airlines could materially and adversely affect our service, reputation and profitability.

A major safety incident involving our aircraft during operations would require us to incur potentially substantial repair or replacement costs of the damaged aircraft and a disruption in service. We could also incur potentially significant claims relating to injured guests and others along with a negative impact to our reputation for safety, adversely affecting our ability to attract and retain guests. We have implemented an Emergency Response Plan ("ERP") in the event of an incident occurring.

On November 4, 2003 the Montreal Convention came into force in Canada by an amendment to the *Carriage by Air Act* (Canada). The Montreal Convention introduced updates and modernized the Warsaw Convention of 1929, a set of international rules governing liability of an air carrier. The Montreal Convention has expanded an air carrier's liability exposure. Under the Warsaw system, an air carrier's liability was limited to approximately US$75,000 (unless the air carrier acted with intent or recklessly). The Montreal Convention established a two-tier system for determining an air carrier's liability for the death or injury of passengers in the event of an accident. Under the first tier of the system, an air carrier is strictly liable for death or injury to passengers up to approximately US$145,000, but may be subject to additional damages unless the air carrier can show that it did not act negligently. Under the second tier, a carrier can defend against any claim above that amount.

We carry adequate insurance similar to other scheduled airlines operating in the North American market. While we believe our insurance is adequate, there can be no assurance that such coverage will fully protect us against all losses that we might sustain. In the aftermath of the September 11 terrorist attacks, the availability of insurance for airlines decreased while the costs of such insurance increased. There is no assurance that we will be able to obtain insurance on the same terms in which we have in the past.

There is a risk that the Government of Canada may not continue to provide indemnity for third party war risk coverage, which it currently provides to certain scheduled carriers, including us. In the event that the Government of Canada does not continue to provide such coverage, such coverage may or may not be available to us in the commercial markets and the costs and impact of such costs is as yet undetermined.

The London aviation insurance market has announced its intention to introduce a new standard war and terrorism exclusion clause to apply to aircraft hull, spares, passenger and third party liability policies that will exclude claims caused by the hostile use of a dirty bomb, electromagnetic pulse device or bio-chemical materials.

A significant increase in the price of jet fuel could result in a disproportionately higher increase in our average total costs.

Our fuel costs constitute one of the largest single expense categories, representing 26.5% of operating costs in 2005 and 23.7% of operating costs in 2004 (excluding impairment loss of $47.6 million). A significant change in the price of aviation fuel will materially affect our results of operations. We monitor hedging opportunities to mitigate the effects of increasing fuel prices. However, if fuel prices increase beyond the the levels set in such agreements, we will not benefit from protection above these levels. During 2005, we estimate the sensitivity of our exposure to changes in fuel costs (price per litre of jet fuel) to be approximately $6.1 million in pre-tax earnings for every $0.01 per litre change in the price of jet fuel.

Fuel prices will continue to be susceptible to political events, weather conditions, refinery capacity and other factors that can affect the supply of fuel and we cannot predict near- or long-term fuel prices. In the event of a fuel-supply shortage or significantly higher fuel prices, a curtailment of scheduled service could result. There can be no assurance that increases in the price of fuel can be offset by higher fares or fuel surcharges. The higher costs to travellers may destimulate air travel.

Depending on hedging programs, a significant increase in the price of jet fuel could result in a disproportionately higher increase in our average total costs in comparison to our competitors using more effective hedging programs.

Our failure to implement our growth strategy could have a material adverse effect on our financial condition and results of operations.

Our growth strategy involves increasing the number of markets served and increasing the frequency of flights to the markets we already serve. Establishing new markets requires a substantial commitment of resources and, during the initial phases of implementing service in a new market, we are more vulnerable to the effects of fare discounting in that market by competitors already operating in that market or by new competitors entering that market. There can be no assurance that we will be able to identify and successfully establish new markets.

Major incident with our sole supplier for aircraft or engines could harm our business

Our reliance on Boeing for aircraft or General Electric for engines makes us susceptible to any problems connected with Boeing aircraft or General Electric engines or components, respectively, including

defective materials, mechanical problems, or negative perception in the travelling community. In addition, labour action at Boeing, General Electric or key suppliers could delay delivery of new aircraft or parts, impacting negatively on our operating and expansion plans.

If Boeing were unable to adhere to its contractual obligations in meeting our scheduled delivery dates, we would be required to find another supplier for aircraft or engines. Purchasing aircraft from another supplier would require significant transition costs. In addition, aircraft and engines may not be available at similar prices or received during the same scheduled delivery dates, which could adversely affect operations.

Reduced market growth rates can create heightened competitive pressures, impacting the ability to increase fares and increasing competition for market share

Conventional airline profits are sensitive to the general level of economic activity, taxes, interest rates, demographic changes, price levels, telecommunications usage, special circumstances or events occurring in the locations served, and to external factors such as foreign exchange rates and international political events. A significant portion of an airline's costs such as labour, aircraft ownership and facilities charges cannot be easily adjusted in the short-term to respond to market changes.

The airline industry is highly competitive and particularly susceptible to price discounting because airlines incur only nominal costs to provide services to passengers occupying otherwise unsold seats. We primarily compete with a major Canadian airline and its subsidiaries in our domestic market and the major Canadian airline and numerous US carriers in the transborder market. We face significant competition from other airlines (including low-fare airlines) that are serving most of our existing and potential markets. Other airlines regularly meet or price their fares below our fares, potentially preventing us from attaining a share of the passenger traffic necessary to maintain profitable operations. Our ability to meet price competition depends on our ability to operate at costs lower than our competitors or potential competitors over the medium to long term.

With the aggressive competitive nature of our industry, we turn inwards to realize cost efficiencies and competitive advantages. Our culture remains a competitive advantage in the face of increased competition. In addition, we continually monitor our cost structure and seek opportunities to reduce costs further where possible.

We entered the scheduled US transborder market in the third quarter of 2004. The expansion into the US transborder market carries additional risks associated with US domestic levels of market awareness and loyalties, a new business environment, and additional regulatory implications which may impact our operations and our related financial results.

The failure of critical systems which we rely on could harm our business

We depend on automated systems to operate our business, including our computerized airline reservation system, telecommunication systems and website. Our website and reservation system must be able to accommodate a high volume of traffic and deliver important and accurate flight information. Any disruption in these systems could result in the loss of important data, increase expenses and generally harm our business. We have secondary systems which will mitigate to varying degrees any primary system failures.

We have significant financial obligations and will incur significantly more fixed obligations which could harm our ability to meet our growth strategy

Our high level of debt and other fixed obligations could impact our ability to obtain additional financing to support capital expansion plans and working capital on suitable terms. Our ability to make schedule payments on our debt and other fixed obligations will depend on our future operating performance and cash flow. The failure to generate sufficient operating cash flow to meet our fixed obligations could harm our business.

Government intervention and regulations imposing additional requirements and restrictions on operations could increase operating costs and disrupt our operations

The airline industry is subject to extensive laws relating to airline safety and security, competition, environment and labour concerns. New or different laws or regulatory schemes or rulings, or changes in tax policy, could have an adverse impact on the airline industry in general by significantly increasing the cost of airline operations or reducing the demand for air travel, and could have a material adverse effect on our Company.

Inability to retain key personnel could harm our business

Our success will depend, in part, on members of our management and key personnel. If any of these individuals become unable to continue in his or her present role, we may have difficulty replacing these individuals, which could adversely affect us.

Our business is labour-intensive and requires large numbers of pilots, flight attendants, mechanics and other personnel. Our growth and general turnover requires us to locate, hire, train and retain a significant number of new employees each year. There can be no assurance that we will be able to locate, hire, train and retain the qualified employees that we need to meet our growth plans or replace departing employees. If we are unable to hire and retain qualified employees at a reasonable cost, this could adversely affect our business, results from operations and financial condition.

Foreign currency and interest rate fluctuations

We are exposed to US dollar currency fluctuations due to US dollar payment obligations associated with fuel purchases, aircraft lease and purchase payments, and maintenance expenditures such as spare parts, and repair and overhaul of engines and rotable components. Since our revenues are received primarily in Canadian dollars, we are exposed to fluctuations in the Canada/US exchange rate with respect to these payment obligations.

We are exposed to fluctuations in the Canadian/US exchange rate relating to the purchases of the remaining Next-Generation 737 aircraft. The purchases of the aircraft are financed by funds drawn in Canadian dollars; however, the aircraft are paid for in US funds at the date of each aircraft delivery. As a result, we are exposed to foreign currency fluctuations prior to each delivery date. This exposure is mitigated by fixing rates in advance of delivery at appropriate times and where rates are not yet locked in, or aircraft deliveries are spread out over time, effectively achieving an average rate of exchange as the US dollar exchange rate is locked in at each separate delivery point. Additionally, the ability to draw these funds in Canadian dollars significantly reduces our risk to foreign currency fluctuations as the majority of our revenue is in Canadian dollars.

We are also exposed to fluctuations in the Canadian/US exchange rate related to US aircraft lease payments.

We are also exposed to general market fluctuations of interest rates as we have future aircraft purchase commitments which will be financed at prevailing market rates. This exposure is mitigated by fixing rates.

Terrorist attacks or military involvement in unstable regions may harm the airline industry

After the terrorist attacks of September 11, 2001, the airline industry experienced a substantial decline in passenger traffic and revenue, and increased security and insurance costs. The heightened concern of potential terrorist attacks and additional terrorist attacks cause a further decrease in passenger traffic and yields, and increase security measures and related costs. These events adversely impact the airline industry and our operations, and should such an attack occur in Canada, the adverse impact could be very significant.

Our operations are affected by a number of external factors beyond our control such as weather conditions, and special circumstances or events occurring in the locations we serve

Delays or cancellations due to weather conditions and work stoppages or strikes by airport workers, baggage handlers, air traffic controllers and other workers not employed by us could have a material adverse impact on our financial condition and results of operations. Delays contribute to increased costs and decreased aircraft utilization, which negatively affects profitability.

Our business is dependent upon its ability to operate without interruption at a number of key airports, including Toronto Pearson International Airport and Calgary International Airport. An interruption or stoppage in service at a key airport could have a material adverse impact on our business, results from operations and financial condition.

A health epidemic may decrease the demand for air travel

A health epidemic occurring in the US or Canada, or a World Health Organization travel advisory primarily relating to North American cities or regions, could have a significant adverse effect on the number of passengers travelling on WestJet and, therefore, our financial results and our business.

Governmental fees increases destimulate air travel

Air navigation fees in Canada have been increasing significantly in recent years, and if they continue to increase at similar rates, they could have a negative impact on the business and our financial results.

Airport authorities continue to implement or increase various user fees which impact travel costs for passengers, including landing fees for airlines and airport improvement fees. Airport authorities generally have the unilateral discretion to implement and adjust such fees. The combined increased fees, and increases in rents under various lease agreements between airport authorities and the Government of Canada, which in many instances are passed through to air carriers and/or air travellers, but ultimately, air travellers, may negatively impact travel of all sorts, and most particularly discretionary travel.

Our maintenance costs will increase as our fleet ages

The average age of our fleet is 2.0 years. These aircraft require less maintenance now than they will in the future. We have incurred lower maintenance expenses on these aircraft because most of the parts on these aircraft are under multi-year warranties. Our maintenance costs will increase significantly as our fleet ages and warranties expire.

Risk of unionization could materially increase costs and affect our unique corporate culture with adverse operational and financial consequences

We operate with lower personnel costs than the major established airlines, principally due to lower base salaries, greater productivity and flexibility in the utilization of personnel. There can be no assurance that we will be able to realize all of these advantages for any extended period. Many airline industry employees are represented by labour unions. We are unable to predict whether any of our employees will elect to be represented by a labour union or other collective bargaining unit. If unionization of our employees were to occur, our costs could materially increase and our corporate culture could change with adverse operational and financial consequences.

Failure to meet financial covenants of debt agreements

A limited number of our current financing agreements require us to comply with specific financial covenants. There is no assurance that we can comply with these covenants in the future. These covenants may limit our ability to finance future operations or capital needs. If we were to default on these covenants and were unsuccessful in obtaining a waiver of the default, all amounts owing under the defaulted agreement could be required to be immediately due and payable. In this event, we would require sufficient cash to meet the repayment obligation or require additional debt or equity financing, which may not be available. If unable to repay the debt, we would be required to liquidate certain assets in order to obtain the necessary funds or be subject to the risk of having our aircraft repossessed, which could adversely impact our business.

REGULATORY ENVIRONMENT

Domestic

In Canada, civil air transportation, including the establishment of aviation policy, the establishment of maintenance and operations standards, safety, and the provision of ground and airways infrastructure, rests wholly within federal government jurisdiction and is the responsibility of the Minister of Transport (the "Minister"). The *Aeronautics Act* (Canada) gives the Minister the authority to certify air carriers as being adequately equipped and capable of conducting a safe operation. Pursuant to the *Aeronautics Act* (Canada), we obtained our air operator certificate, which allows us to operate a commercial air service with Boeing 737 jet aircraft.

The *Canada Transportation Act* (the "*Act*") is the legislation pursuant to which the Canada Transportation Agency regulates transportation industries in Canada, including the air transport industry. The *Act* requires that holders of licenses be "Canadian," controlled in fact by Canadians, and that at least 75% of their voting interests be owned and controlled by "Canadians" (as defined in the *Act*). We have amended our Articles by the creation of Variable Voting Shares for any person owning or controlling common equity who is not Canadian, limiting their aggregate voting interests to 25% of all voting interests at any time. See "Capital Structure" above.

Commencing in January 1988, the deregulation of the airline industry in Canada allowed carriers to establish airfares and conditions of carriage without government regulation, making it easier for new airlines to start up and for existing ones to expand. The principle of free market entry under the *Act* is presently limited only by the requirements that the carrier be "Canadian," as defined in the *Act*, that it hold an operating certificate and that it is suitably insured.

Competition Act

Legislative Framework

Competition in the Canadian airline industry is regulated under the *Competition Act*. The *Competition Act* is a federal statute designed to maintain and encourage competition in Canada in order to promote efficiency and adaptability of the Canadian economy and to provide consumers with competitive prices and product choices. The *Competition Act* contains two types of offences: criminal offences and reviewable matters. Reviewable matters are not *per se* prohibited, and in fact, for the most part, represent common business activities. Reviewable matters may only be prohibited against specific named persons when the conduct in question is, generally, lessening or preventing, or is likely to lessen or prevent competition substantially in a market. Unlike a criminal offence, which requires proof beyond a reasonable doubt, an order prohibiting a reviewable practice can be obtained on a preponderance of evidence or balance of probabilities.

Although the *Competition Act* is administered and enforced by the Commissioner of Competition (the "Commissioner") and the Competition Bureau, criminal matters are prosecuted through the Attorney General's office, while reviewable matters are adjudicated before the Competition Tribunal (the "Tribunal") pursuant to the *Competition Tribunal Act* (Canada).

Until June 2000, the *Competition Act* did not contain industry-specific provisions. However, following Air Canada's acquisition of Canadian Airlines, the *Competition Act* was amended to address several concerns raised by the acquisition, in particular, relating to the possibility that Air Canada would engage in predatory behaviour to maintain its dominance in the airline industry. Specifically, the Commissioner of Competition did not believe that the predatory pricing provisions of the *Competition Act* found at Section 50(1)(c) were particularly suitable in that they were criminal in nature, required a higher standard of proof, and lacked sufficient clarity as to the elements of the offence, making them difficult to enforce. As a result, the abuse of dominance provisions (which are reviewable matters rather than criminal offences) were amended to deal specifically with Canada's airline industry.

By way of brief history, Section 79 of the *Competition Act* was enacted in 1986 to establish a new reviewable practice of abuse of dominance and to replace the previous criminal offence of being a "party to, or to the formation of a monopoly." In Canada, it is not an offence to be a "monopoly;" however, it is an offence to abuse that position to the detriment of competition. Section 79 applies if (a) a person substantially or completely controls a business in Canada, (b) that person has engaged in or is engaging in a practice of anti-competitive acts, and (c) the practice has had, is having, or is likely to have the effect of preventing or lessening competition substantially in a market (the "Airline Specific Provisions").

In June 2000, Section 78 of the *Competition Act*, which lists several common types of "anti-competitive" acts, was amended to include the denial, in certain circumstances, by another air carrier of access on reasonable commercial terms to facilities or services that are essential to the operation of an air service, and more significantly, "acts or conducts of a person operating a domestic service" as are set out in the regulations.

The *Regulations Respecting Anti-Competitive Acts of Persons Operating a Domestic Service* (the "Regulations") were enacted in August 2000 to include a number of potentially anti-competitive acts, including the following, which are largely designed to capture anti-competitive, strategic pricing, and output behaviours: (a) operating capacity on a route or routes at fares that do not cover the avoidable cost of providing the service; (b) increasing capacity on a route or routes at fares that do not cover the avoidable cost of providing the service; (c) using a low-cost second brand carrier in a manner that is described in paragraph (a) or (b); and (d) altering its schedules, networks, or infrastructure for the purpose

of disciplining or eliminating a competitor or impeding or preventing a competitor's entry into, or expansion in, a market.

In addition to the June 2000 amendments, the Commissioner was empowered to make a temporary order (i) prohibiting a person operating a domestic service from engaging in anti-competitive acts, or (ii) requiring the person to take steps that the Commissioner considers necessary to prevent injury to competition or harm to another person, if the Commissioner had already commenced an inquiry against that person in respect of that behaviour and the Commissioner considered that in the absence of such an order, a person would likely be eliminated as a competitor or suffer a significant market share loss, among other things, that could not be adequately remedied by the Tribunal. This temporary order has affect for 20 days and may be extended for two periods of 30 days each, or longer if determined necessary by the Tribunal (a "Temporary Order Against an Airline"). Since June 2002, this power has been expanded to enable the Commissioner to make *ex parte* applications to the Tribunal for interim orders in specified reviewable matters cases, including abuse of dominant position cases, before making an application to the Tribunal in respect of the conduct complained of. This type of interim order has affect for 10 days, but can be extended for two additional periods of 35 days.

Section 79 of the *Competition Act* was further amended in June of 2002 to allow the Tribunal to assess a monetary penalty against a person operating a domestic service engaged in anti-competitive conduct contrary to Section 79 of up to $15 million (an "Airline AMP").

The Minister of Industry introduced Bill C-19 to the Canadian Parliament in November 2004. This Bill contained amendments to repeal the Airline Specific Provisions, the provisions entitling the Commissioner to make a Temporary Order Against an Airline, as well as the Airline AMPs. It was the Commissioner's view that the general provisions of the *Competition Act* were sufficient to deal with competition in the airline industry. In addition, a Quebec Court of Appeal had previously determined that the Commissioner's right to make a Temporary Order Against an Airline was unconstitutional and unenforceable. Finally, Bill C-19 contained provisions that proposed to replace the Airline AMPs with general provisions that would have allowed the Commissioner to impose administrative monetary penalties of $10 million for first offences and $15 million for each subsequent offence in respect of the abuse of dominance provisions. This Bill received first reading on November 2, 2004 and was referred for review on November 16, 2004. On dissolution of Parliament in December 2005, Bill C-19 died and the status of those amendments is now uncertain under the new government of Canada.

The Security Charge and Canadian Security Authority

The *Canadian Air Transport Security Act* was brought into force in April 2002 and established the Canadian Air Transport Security Authority ("CATSA"). CATSA is mandated to take actions, either directly or through screening contractors, for the screening of persons accessing aircraft or restricted airport areas, including their carry-on possessions and baggage. CATSA is also responsible for such other air transport security functions as the Minister might assign to it from time to time. In connection with providing security functions, CATSA is entitled to enter into agreements with RCMP for the provision of services, including services on aircraft. Airport authorities are required to maintain, free of charge, such space as CATSA may require in the airport facility to conduct its security operations. In addition, extensive security and screening measures for airlines and airports have been enacted and updated under the *Security Screening Order*, *Air Carrier Security Measures* and *Aerodrome Security Measures*.

The *Air Traveller's Security Charge Act* (the "*Security Charge Act*") was brought into force in March 2002. The *Security Charge Act* stipulates that issuers of tickets are obligated to collect, as agent and trustee for the Government of Canada, a security charge ("Security Charge"). When first enacted, the Security Charge was $12.00 ($11.22 if GST was required to have been paid), for each "chargeable enplanement," which included connecting flights between the point of origin and the point of destination,

to a maximum of $24.00 ($22.43 if GST was applicable) for round trips. We are required to file monthly returns with respect to each preceding month detailing prescribed information with respect to Security Charge collections and to pay that amount to the government.

Government recognition of the effects of the Security Charge has led to a reduction in the Security Charge since its inception. Effective April 1, 2004, the level of charge for air travel within Canada has been reduced to $12 from $14 for round-trip travel and to $6 from $7 for one-way travel. The level of the charge for transborder air travel was reduced to $10 from $12 and for other international air travel the rate has been reduced to $20 from $24. The charge was again subsequently reduced effective March 1, 2005 to $5.00 for one-way travel within Canada, to $8.50 for transborder air travel and to $17.00 for other international travel.

Recent Developments

The Government of Canada passed legislation for the implementation of the Cape Town Convention and Aircraft Protocol. The Protocol implements an internationally harmonized regime to reduce the risk of financing aircraft purchases. The changes, when fully in effect, are anticipated to result in more favourable arrangements for aircraft financing. Certain sections of the legislation came into force on September 28, 2005. As well, on November 2, 2005, the secretary of the Prepatory Commission for Cape Town advised that the requisite number of countries had ratified the Convention and Protocol. As such, the Cape Town Convention and Aircraft Protocol will become effective on March 1, 2006. A number of Canadian provinces need to pass supplementary legislation to give full effect to the Cape Town Convention and Aircraft Protocol and this process is ongoing.

International and Transborder

International scheduled air services are regulated by the governments involved. International route rights are obtained through bilateral negotiations between Canada and foreign countries. Bilateral agreements provide for the rights which may be exercised over an agreed routing and the conditions under which the airlines may operate, including, among others, the number of airlines which may operate, the capacity and/or flight frequencies that may be provided, and the controls over tariffs to be charged. Many bilateral agreements to which Canada is a party provide for the designation of more than one Canadian airline, while some provide for the designation of only one Canadian airline. The Transport Minister has the authority to designate which carriers have the right to serve scheduled international routes, except routes to the US, which are governed by the Air Transportation Agreement between Canada and the US originally signed in February 1995 (the "Open Skies Agreement").

Under the Open Skies Agreement, the Canadian government may designate as many carriers as it wishes to service US destinations. Prior to commencing service, a designated airline must make an application to US government authorities, and the appropriate authorizations and permissions are required to be granted by such authorities with minimal procedural delay provided Canadian ownership requirements, qualifications under laws normally applicable to international air transportation, and safety and aviation security requirements under the Open Skies Agreement, are met by the airline. No restrictions as to capacity, frequency, or aircraft size are imposed under the Open Skies Agreement. Designated airlines may, at their option, combine two or more points in the US in a through service. However, the ability of foreign domiciled airlines to carry new passengers between domestic points in another country is prohibited in Canada and the US.

On November 11, 2005, as a result of negotiations between Canada and US officials, the federal government announced amendments to the Open Skies Agreement. While the 1995 Open Skies Agreement created an open system for air services between the two countries, certain restrictions remained in place. The most significant amendment from the November negotiations involves the

introduction of "fifth freedom rights," which refer to the right of an air carrier to carry passenger traffic from one country to and from any third country on any flight originating, traversing or ending in its home country. The ability for a Canadian carrier to take advantage of this right requires equivalent rights from the third country. The amendments agreed to in the November negotiations are to come into force on September 1, 2006. As we continue to look at new destinations, and examine potential strategic alliances with other carriers, this new Agreement will provide us with expanded marketing opportunities to broaden our network and expand our reach.

Privacy

WestJet is subject to privacy laws regarding the collection, use, disclosure and protection of personal information, including passenger and employee personal information, including Canada's federal private sector privacy legislation, the Personal Information Protection and Electronic Documents Act ("PIPEDA"), which governs the collection, use and disclosure of personal information in the course of commercial activities by a federally regulated business. We have taken steps to develop and maintain a privacy policy and related practices which are designed to meet or exceed the requirements of applicable privacy legislation, primarily focused on PIPEDA, but considering other laws as well. We believe that our privacy policy and practices comply with applicable laws.

TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company, at its principal offices in Calgary, Alberta and Toronto, Ontario, is transfer agent and registrar for our Common Voting Shares and Variable Voting Shares.

ADDITIONAL INFORMATION

Additional information relating to WestJet may be found on SEDAR at www.sedar.com. As well, additional information including restrictions on voting securities, executive remuneration and indebtedness, principal holders of securities of WestJet, securities authorized for issuance under equity compensation plans and interests of insiders in material transactions, as applicable, is contained in our information circular with respect to the annual and special meeting of shareholders to be held on April 27, 2006. Additional financial information and discussion of the affairs of WestJet is provided in the financial statements and management's discussion and analysis for the fiscal period ended December 31, 2005, being the most recently completed annual fiscal period of WestJet, which are included in our annual report for the period ended December 31, 2005, which information is incorporated herein by reference. A copy of such documents may be obtained upon request from the Secretary of WestJet.

We will also provide to any person upon request to the Secretary of WestJet, 5055 - 11 Street N.E., Calgary, Alberta T2E 8N4 one copy of:

(I) our Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(II) our comparative financial statements for our most recently completed financial year together with the accompanying report of the auditors and one copy of any of our interim financial statements subsequent to the financial statements for our most recently completed financial year;

(III) one copy of our information circular in respect to our most recent annual meeting; and

(IV) one copy of any other documents that are incorporated by reference into a preliminary short form prospectus or a short form prospectus.

Except when the securities of WestJet are in the course of distribution pursuant to a preliminary short form prospectus or short form prospectus, we may require the payment of a reasonable charge if the request is made by a person who is not a security holder of WestJet.

® Trademarks of AIR MILES International Trading B.V. Used under license by Loyalty Management Group Canada Inc., WestJet and Bank of Montreal.

®† Registered trade-marks of Bank of Montreal. Patent pending. ®* Bank of Montreal is a licensed user of the registered trademark and design of MasterCard International Inc.

APPENDIX "A"

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

CHARTER

I. PURPOSE

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by supervising the quality and integrity of the Corporation's financial reporting to shareholders, governmental bodies or the public; the Corporation's systems of internal controls regarding finance, accounting and legal compliance that management and the Board have established; the independent auditors' qualifications and independence; and the Corporation's auditing, accounting and financial reporting processes generally. Consistent with this function, the Audit Committee should encourage continuous improvement of, and should foster adherence to, the Corporation's policies, procedures and practices at all levels. The Audit Committee's primary duties and responsibilities are to:

(a) Serve as an independent and objective party to monitor the Corporation's financial reporting process and internal control system.

(b) Review and appraise the audit efforts of the Corporation's independent auditors and internal auditing department.

(c) Provide an open avenue of communication among the independent auditors, financial and senior management, the internal auditing department, and the Board of Directors (e.g. through WestJet's Confidential and Anonymous Reporting Hotline).

(d) Report regularly to the Board of Directors on significant results of the foregoing activities.

The Audit Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section IV of this Charter.

II. COMPOSITION

The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent directors, as defined by Multilateral Instrument 52-110 – Audit Committees ("MI 52-110"), and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee.

All members of the Committee shall be financially literate as defined by MI 52-110. Committee members are encouraged by the Board to enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or outside consultants.

The members of the Committee shall be elected by the Board at the annual organizational meeting of the Board or until their successors shall be duly elected and qualified. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

APPENDIX "A"

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

CHARTER

III. MEETINGS

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. As part of its role to foster open communication, the Committee should meet at least quarterly with management, the independent auditors and the internal auditor in separate executive sessions, without management present in the case of the latter two, to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee should meet with the independent auditors and management quarterly to review the Corporation's financials consistent with IV. 2 below.

IV. RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Audit Committee shall:

Documents/Reports

1. Review this Charter at least once every two (2) years and present for approval any changes to the Board of Directors.

2. Review with management and the independent auditors the annual and quarterly financial statements and notes and recommend to the Board of Directors the approval of the financial statements and notes and subsequent earning release to the public.

3. Review management's discussion and analysis of financial results and recommend to the Board of Directors their approval and public release.

4. Review regular internal reports to management prepared by the internal audit department and management's response. Ensure executive summaries of internal audit reports are provided to Board of Directors.

5. Review significant audit findings during the year, including the status of previous audit recommendations for both internal and external audits.

6. Review regular summary reports of directors' and officers' expense account claims at least annually. Establish and review approval policies for expense reports and as required request audits of expense claims and policies for expense approval and reimbursements. The chairman of the Audit Committee or of the Compensation Committee is to approve expense reports of the president and CEO; and the CEO is to approve those of the directors and officers.

7. Require the independent auditors to provide a report describing (i) alternative treatment of financial information within generally accepted accounting principles (GAAP) discussed with management, if any, and (ii) other material written communications between the independent auditors and management, if any, and review such report(s).

8. Review with management and the independent auditors any correspondence with regulators or government agencies and any employee complaints or public issues which raise material issues regarding the Corporation's financial statements or accounting policies, if any.

9. Review with management and independent auditors any off-balance sheet financing

mechanisms, transactions and obligations, if any.

10. Review any material related party transactions.

11. Discuss guidelines and policies with respect to risk management, discuss major financial risk exposures and steps that management has taken to monitor and control such risks.

Independent Auditors

12. Recommend to the Board of Directors the selection of the independent auditors, who shall report directly to the Audit Committee. The Committee will consider the independence and effectiveness of the independent auditors, and approve the fees and other compensation, including fees for pre-approved non-audit services, to be paid to the independent auditors.

13. The Audit Committee will formally pre-approve any fees for non-audit services.

14. Oversee the work of the independent auditors, including the resolution of disagreements between management and the independent auditors regarding financial reporting.

15. On at least an annual basis, (i) review the independent auditors' internal quality-control procedures, (ii) review any material issues raised by the most recent internal quality-control review or other review, (iii) ensure that the independent auditors do not provide non-audit services that would disqualify them as independent under applicable law, (iv) review experience and qualifications of senior members of the independent audit team, and (v) review and discuss all significant relationships between the auditors and the Corporation to ensure the continuing independence and objectivity of the independent auditors.

16. Annually review the performance of the independent auditors and approve any proposed discharge of the independent auditors when circumstances warrant.

17. Regularly consult with the independent auditors without the presence of management about internal controls and the fullness, accuracy and quality of the organization's financial statements and the appropriateness of the accounting principles used. Consider the ability and strength of accounting and internal control systems, the effectiveness of the audit and the competence of finance personnel.

18. Review and approve, in consultation with finance management and the senior internal auditor, the audit scope, plan and services of the internal audit department.

19. Review and approve, in consultation with finance management and the independent auditors, the audit scope, plan and services of the independent auditors.

20. Review and approve the Corporation's hiring policies regarding employees and former employees of the Corporation's present and former independent auditors.

Financial Reporting Processes

21. In consultation with the independent auditors and the internal auditors, review the integrity of

the organization's financial reporting processes, both internal and external, and identify any significant or material weaknesses in the design or operation of such processes. Report such weaknesses to the Board, if appropriate.

22. Consider the independent auditors' judgments about the quality, consistency and appropriateness of the Corporation's accounting principles as applied in its financial reporting and the Corporation's financial reporting and accounting estimates.

23. Review with management, the CFO, the internal audit department and the independent auditors methods used to establish and monitor the Corporation's policies with respect to unethical or illegal activities by employees that may have a material effect on financial statements.

24. Review with management, the internal audit department and the independent auditors recommendations that independent auditors may have, especially those characterized as "material" or "serious". Report such recommendations to the Board, if appropriate.

25. Consider and recommend to the Board, if appropriate, major changes to the Corporation's auditing and accounting principles and practices as recommended by the independent auditors, management or the internal audit department.

Process Improvement

26. Following completion of the annual audit, review separately with the independent auditors and internal auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

27. Review any changes to the audit plan and significant disagreements among management and the independent auditors in connection with the preparation of the financial statements and report to the Board of Directors any significant disagreements, whether resolved or unresolved.

28. Review with the independent auditors, the internal auditors and management the extent to which changes to, or improvements in, accounting principles and practices previously approved by the Audit Committee have been implemented.

29. Review and establish procedures for the (i) receipt, retention, and treatment of complaints regarding accounting or financial reporting controls, (ii) confidential, anonymous submission of concerns regarding questionable accounting or auditing matters (e.g. WestJet's Confidential and Anonymous Reporting Hotline), and (iii) addressing material breaches of securities law, fiduciary duties, or similar material violation.

30. Conduct and authorize investigations into any matters within the Committee's scope of responsibilities.

31. Ensure that adequate policies and procedures are in place to identify, mitigate, monitor and report all business risks on an ongoing, proactive basis.

32. Review the appointment, performance, replacement and termination, if applicable, of the senior

internal auditor.

33. On at least an annual basis, review with the Company's counsel, any legal matters that could have a significant impact on the organization's financial statements, the company's compliance with applicable laws and regulations, and inquiries received from regulators or government agencies.

34. Perform any other activities consistent with this Charter, the Corporation's by-laws and governing law, as the Committee or the Board deems necessary or appropriate.

V. AUTHORITY

The Committee will have the authority to:

(a) Engage independent counsel and other advisors as necessary.

(b) Set and pay the compensation for any advisors employed.

(c) Communicate directly with the internal and external auditors.

WESTJET BUILDING A BETTER AIRLINE



2004 ANNUAL REPORT

A plan for the future

WestJet is Canada's leading low-fare airline and is based in Calgary, Alberta. At year-end 2004, WestJet employed 4,778 people, and carried 7.8 million guests to its 24 Canadian destinations of Victoria, Comox, Vancouver, Abbotsford/Fraser Valley, Prince George, Kelowna, Grande Prairie, Calgary, Edmonton, Fort McMurray, Saskatoon, Regina, Winnipeg, Thunder Bay, Windsor, London, Hamilton, Toronto, Ottawa, Montréal, Moncton, Halifax, Gander and St. John's, and its seven American destinations of San Francisco, Los Angeles, Phoenix, Tampa, Orlando, Fort Lauderdale and New York. As at December 31, 2004, WestJet's fleet consisted of 54 Boeing 737 aircraft. WestJet is publicly traded on the Toronto Stock Exchange under the symbol WJA.

WestJet's Calgary hangar.



Regina O'Grady, Project Coordinator



Rhonda Beers, Recruiter



Hobe Horton, Solutions Architect

Financial Overview

Selected Consolidated Financial Data (in thousands except per share data)

Consolidated Operating Statistics	2004	2003	2002	2001	2000
Revenues	$1,057,990	$863,599	$683,074	$481,230	$334,982
Earnings (loss) before income taxes	$(15,976)	$97,395	$82,844	$57,789	$52,706
Net earnings (loss)	$(17,168)	$60,539	$51,780	$36,710	$30,254
Earnings (loss) per share:					
Basic	$(0.14)	$0.52	$0.47	$0.36	$0.32
Fully diluted	$(0.14)	$0.52	$0.46	$0.35	$0.30

Consolidated Operating Statistics	2004	2003	2002	2001	2000
Revenue passenger miles (RPM)	6,277,332,668	4,852,506,652	3,406,663,632	2,236,270,397	1,453,245,522
Available seat miles (ASM)	8,963,103,389	6,871,715,636	4,650,990,031	2,995,516,958	1,906,863,288
Load factor	70%	71%	73%	75%	76%
Yield (¢)	16.9	17.8	20.1	21.5	23.1
Revenue per ASM (¢)	11.8	12.6	14.7	16.1	17.6
Operating cost per ASM (¢) [1]	11.4	10.9	12.6	13.8	14.1
Average stage length (miles)	760.1	656.7	551.8	458.4	419.2
Cost per passenger mile (¢) [1]	16.3	15.4	17.2	18.5	18.5
Segment guests	7,835,677	6,978,815	5,861,068	4,670,364	3,393,356
Fuel consumption (litres)	490,782,605	397,613,173	305,600,565	232,094,156	156,957,842
Fuel cost per litre (¢)	49.2	39.2	36.6	36.5	35.6
Number of full-time-equivalent employees at year end	4,024	3,396	2,710	1,844	1,292
Fleet size at year end	54	44	35	27	22

(1) Write-down of $47,577,000 related to 200-series fleet impairment has been excluded from per-unit costs.



Shane Harney, Manager, Operations Control Centre



Sophie Ménard, Donations Coordinator




1,200
1,000
800
600
400
200
0
335
481
683
864
1,058
2000
2001
2002
2003
2004
Revenue (Millions of dollars)

"We were very honoured to be ranked as the third Most Respected Corporation in Canada in the 2004 'Canada's Most Respected Corporations Survey' by Ipsos-Reid."

Clive Beddoe, President and CEO, WestJet.


1,000
800
600
400
200
0
419.2
458.4
551.8
656.7
760.1
2000
2001
2002
2003
2004
Average Stage Length (Miles)


10,000
8,000
6,000
4,000
2,000
0
1,907
2,996
4,651
6,872
8,963
2000
2001
2002
2003
2004
Available Seat Miles (Millions)

Operational Terms Explained





Revenue Passenger Miles

A measure of passenger traffic, calculated as the number of revenue passengers multiplied by the total distance flown.

Available Seat Miles

A measure of total passenger capacity, calculated by multiplying the total number of seats available for sale by the total distance flown.

Load Factor

A measure of total capacity utilization, calculated as the proportion of total available seat miles occupied by revenue passengers.

Yield

(Revenue per Revenue Passenger Mile)
A measure of unit revenue, calculated as the gross revenue generated per revenue passenger mile.

Plans for improved efficiency: Boeing 737-600, -700 and -800s.

OUT WITH THE OLD, IN WITH THE NEXT-GENERATION.

The right tool for the job.

Aside from being known for low maintenance costs, Boeing 737 aircraft lead the industry for reliability and low operating costs. Because WestJet now serves numerous markets of varying distance with seasonal fluctuations in demand, management undertook a significant study to determine the most appropriate aircraft to fly the airline into the future.

Compared to the airline's 737-200 aircraft, WestJet's Next-Generation aircraft are 30% more fuel efficient on an available seat mile basis, while offering guests greater legroom, a quieter ride and leather seats.

WestJet will integrate Boeing Next-Generation 737-600 and 737-800 models into the current fleet of 737-200 and Next-Generation 737-700 aircraft. With this approach, the airline has greater flexibility to meet the needs of each market while building on the cost efficiencies of operating one aircraft type.

Meet the extended family.

In 2005, WestJet will accept delivery of three 737-600s (119 seats), seven 737-700s (136 seats) and five 737-800s (166 seats). Equipped with aircraft of varying sizes, WestJet will be able to match demand with supply in its markets regardless of the time of year. Larger aircraft provide greater opportunities for adding low-cost capacity to high-demand routes, while smaller 737-600 aircraft will allow WestJet to add limited capacity on newer routes and between smaller centres.

-800 SERIES
BEST SEAT IN THE HOUSE
GALLEY - MMM COOKIES AND PRETZELS
BEST WINDOW SEAT BEFORE THE WING
TWO-WAY TRAFFIC
166 GUEST CAPACITY
BEST WINDOW SEAT AFTER THE WING
-600 SERIES
MORE OR LESS - SEATING PLANS TO ACCOMMODATE THE MARKET
119 GUEST CAPACITY
LIVE SATELLITE TV IN EVERY SEATBACK
SATTELITE ANTENNA
-700 SERIES
CUSTOM PAINT JOB
NATIONAL PRIDE
WINGLETS FOR ADDED FUEL EFFICIENCY







PERFORMANCE ON THE RISE.

Not only does our fleet of new Next-Generation aircraft look great, but their performance capabilities are extraordinary. While the lower maintenance expenses and increased fuel efficiency of the Boeing 737-600, -700 and -800 series aircraft will bring a smile to the faces of our shareholders, their greater range, leather seats, increased legroom and live satellite television are sure to keep our guests smiling too.

President's Message to Shareholders

We are disappointed with our financial performance in 2004. This was an extremely challenging year for our airline and for our industry as a whole as we had to deal with record high fuel prices, rising operating costs and fierce competition. Despite these challenges, we were able to grow our airline by 30%, maintain a load factor of 70% and reduce our unit costs in many areas as we adapted to these new market conditions.

Total revenue for the year was $1.06 billion compared with $863.6 million in 2003, while expenses were up to $1.07 billion from $749.1 million in 2003. Our loss from operations in 2004 totalled $9.9 million compared with earnings from operations of $114.5 million in 2003. This loss included a $47.6 million write-down in the fourth quarter on the early replacement of our fleet of 737-200 aircraft due to their shortened revenue life.

The cumulative effect of the accelerated replacement program and the weak operating environment led us to a net loss for 2004 of $17.2 million, down from net earnings of $60.5 million in 2003. Excluding the write-down, we estimate we would have achieved net earnings in 2004 of $18.4 million.

We reported a diluted loss per share for the year, including the write-down, of 14 cents, down from diluted earnings per share of 52 cents for full-year 2003. Our costs in 2004 were higher than in 2003, with cost per available seat mile rising to 11.4 cents, excluding the write-down, from 10.9 cents in 2003.





Keith Price, First Officer; Nancy Whalen, Flight Attendant; Faye Wilson, Flight Attendant

We flew 6.28 billion revenue passenger miles (RPMs) in 2004, up from 4.85 billion RPMs in 2003. Capacity, as measured by available seat miles (ASMs), increased in 2004 to 8.96 billion ASMs compared to 6.87 billion ASMs during 2003. Our load factor remained relatively stable year over year at 70.0% compared with 70.6% in 2003. In 2004, yield decreased to 16.9 cents compared with 17.8 cents in 2003.

Unexpected and extremely high fuel prices were one of the elements that significantly impacted our costs throughout 2004. The cost of fuel represents our second largest single expense and increased 18.9% over 2003 on an available seat mile basis. Compounding the impact of the high price of fuel was the higher operating cost environment as a result of increasing landing, terminal and airport improvement fees, and increasing navigational charges.

In the fourth quarter, we made the decision to accelerate the replacement of our less-efficient 18 Boeing 737-200 aircraft such that they will all be replaced by February 2006 with 16 Next-Generation aircraft in order to further our objective to be the lowest-cost airline in North America. However, the subsequent events of Jetsgo's demise caused us to reconsider the timing of the replacement plan of our older planes while we secure additional aircraft for our future growth in 2006. While it still remains our objective to have one of the most modern and fuel-efficient fleets in North America, we will now revise the implementation of that strategy until later in 2006 so that we can take advantage of this opportunity which should result in a capacity growth rate of 30%.

We view the departure of Jetsgo from the market as being extremely positive for the airline industry and WestJet in particular. Jetsgo's presence in the market as an irrational competitor put considerable downward pressure on yields, which are now being restored to more economic levels.

By initially pursuing the early replacement of our 737-200 fleet, we incurred a $47.6 million write-down; however, the result should bring about annualized savings to WestJet of approximately $30 million as our Next-Generation 737s are 30% more fuel efficient relative to their older counterparts and incur much lower maintenance costs. The subsequent demise of Jetsgo in March of 2005 has caused us to review our alternatives to take advantage of this opportunity. Although we will still replace our 200s faster than we had originally planned, the elimination of Jetsgo will require us in the short term to slow down our original replacement schedule, approved at year-end, for the Boeing 737-200s, while we secure additional aircraft for our future growth. This will mean that these savings will not be achieved until a later date when all of the 200s have been retired.

Unfortunately, we suffered internal growing pains this year as we outgrew our revenue and inventory management system. This prevented us from adjusting our fares with demand and displaying our seat inventory accurately. This impacted our load factors throughout the last quarter of 2004 and required the redeployment of extensive resources in developing and implementing new systems in these areas. Although our revenue management troubles are largely behind us, they impacted October and November bookings by a total of approximately $15 to $20 million for the two months.

In September 2004, we launched scheduled transborder service from Canada to the seven American cities of Los Angeles and San Francisco, California; Phoenix, Arizona; New York, New York; Orlando, Fort Lauderdale and Tampa,

"In September 2004, we launched scheduled transborder service from Canada to the seven American cities of Los Angeles and San Francisco, California; Phoenix, Arizona; New York, New York; Orlando, Fort Lauderdale and Tampa, Florida..."

Florida; and launched service to an eighth city, Palm Springs, California, in January 2005. Our aggressive launch of transborder service into these markets was impacted by the fact that we focussed much of our efforts on Florida during the worst hurricane season in 30 years. Losses on our transborder markets amounted to approximately $4.5 million in the fourth quarter; however, 80% of these routes are now showing positive results.

As I have said in the past, we will make decisions that are best for the long-term success of our airline, not merely for short-term profitability. Despite the risks that were associated with our move into these transborder markets, we are confident that this was the right decision for our airline and we are comfortable with the gains we are seeing on these routes in the first quarter of 2005.

On December 1, 2004, we were very pleased to welcome Sean Durfy to our team as Executive Vice-President, Marketing and Sales, responsible for the development of marketing strategies. We expect Sean's extensive experience to benefit our business as a whole, and we are looking forward to his positive contributions.

In November 2004, we implemented an internal reorganization, which involved creating two levels of vice-president: executive vice-president and vice-president. Our new executive vice-president level includes Donald Bell, Sandy Campbell, Sean Durfy, Thomas Morgan and Fred Ring. Reporting to the executive vice-presidents, we hired and/or appointed a total of nine vice-presidents in early 2005. Though this is a new and unique way to structure our organization, we believe that it will be very effective in managing the operational and non-operational areas of WestJet and will allow us to more efficiently manage our growth.

We were very honoured to be ranked as the third Most Respected Corporation in Canada in the 2004 'Canada's Most Respected Corporations Survey' by Ipsos-Reid. I am extremely proud of the efforts of each and every WestJetter who helped us to be selected as the number one company in Canada for High Quality Service/Product, first place in Customer Service, second place in Human Resources Management, second place in Top of Mind and second place in Innovation and Product/Service Development. This recognition on a national scale underscores the importance of the value we place on hiring and training customer service-oriented people, and improving our airline through the addition of innovative products and services.

Our partnership with BMO and AIR MILES® continues to grow as the number of WestJet-branded credit cards increases in the marketplace and more Canadians are seeing the benefits that this card provides to enhance their ability to earn points and fly for free sooner to all of WestJet's destinations.

We were very pleased to launch our first aircraft equipped with live seatback satellite television in July 2004, and by December 31, 2004 we had equipped 14 aircraft with this unique product. Our installation program remains on track


WEST
JET

Gary Dyck, TAC Agent

and we expect the remaining aircraft in our fleet to be outfitted with this technology by late April 2005.

This product offers our guests the ability to enjoy 24 channels of live Bell ExpressVu satellite television in the comfort of their own seat. From children's shows to movies and business news, each guest can select the channel that is the most interesting to them. Feedback from guests who have used this product has been extremely positive and we expect that this differentiation of our product will increase loyalty to our carrier. Given our experience to date, we are even more confident that we will experience an incremental load factor and yield increase as a result of this service.

Many of the cost challenges faced by the industry in 2004 will continue through the year ahead. High fuel prices will undoubtedly continue to be a challenge; however, I am confident that with the much-improved competitive environment, WestJet's restored growth and fleet strategy will put us in an optimal position to benefit from this new reality. Being able to operate with the lowest costs that are sustainable continues to be the most important factor that will determine the success of our airline in the future, and WestJet has and will continue to lead the way in this critical area.

I would like to thank all of our people who have worked very hard throughout another challenging year and our shareholders for their ongoing support.

On behalf of the Board,

Clive Beddoe
Executive Chairman, President
and Chief Executive Officer
WestJet Airlines Ltd.

March 2005



® Trademarks of AIR MILES International Trading B.V. Used under license by Loyalty Management Group Canada Inc. and WestJet.

WestJet CARES: Supporting



Photo courtesy of Darlene Colton, CNIB

Way to go WestJet!

In 2004, WestJet's gift of travel raised over $312,000 to help The Canadian National Institute for the Blind (CNIB) assist people of all ages with vision loss achieve their goals and live satisfying, independent lives. By supporting fundraising events across Canada – such as the CNIB Walk Towards Independence, Visions Luncheons, art events, golf tournaments, lotteries and more – WestJet helps thousands of blind, visually impaired and deaf/blind Canadians and their families from coast to coast.

Sierrah is reunited with her grandmother Katherine.



"On behalf of the families we help, the Missing Children Society of Canada would like to say thank you to WestJet, its people and shareholders for their ongoing support. Because of you the search will continue." – Rhonda Morgan, Founder and Executive Director

WestJet flights help the Missing Children Society of Canada continue the search

The Missing Children Society of Canada (MCSC) is a registered non-profit organization dedicated to the search for abducted and runaway children. MCSC provides a comprehensive investigative program called Project: Reunite, free of charge, to assist police and searching parents in the active ongoing search for missing children.

Each year, MCSC investigators work on more than 500 cases including stranger abductions, parental abductions, disappearances and runaways. Many of these cases require investigators to travel across the country to conduct interviews and searches in order to find the missing children.

Since April 2003, WestJet has provided MCSC and its investigative team with flights free of charge across Canada to aid in this important work.

Rhonda Morgan, Founder and Executive Director of MCSC, comments on the impact free flights from WestJet has had on the organization: "The hard costs involved with the investigations were often restrictive, but thanks to the generous gift of flight from WestJet, the Missing Children Society of Canada has been able to work on more cases than ever before, and as a direct result has managed to locate and bring many children home."

In 2004, MCSC investigators travelled from their Calgary office more than 70 times to work on cases across the country. It is estimated that WestJet has saved the Society well over $40,000 on air travel since 2003.

For more information about the Missing Children Society of Canada, please call 1-800-661-6160 or visit their website at www.mcsc.ca.

Charities Across Canada



WestJet places significant value on being a responsible corporate citizen, and sharing with people and organizations in need across Canada is one way we choose to live this value. A company that holds charitable giving in such high regard naturally attracts people who feel the same, which explains why WestJetters are such caring people, always happy to lend a hand, donate time, money, expertise and whatever else those in the community might need.

In 2004, WestJet supported numerous charitable and non-profit organizations across Canada with thousands of complimentary flights to assist them with their fundraising efforts. Some of these organizations included: Ronald McDonald House Charities, Kids Explorer, Canadian Cancer Society, AIDS organizations, Canadian Paraplegic Association and the Canadian National Institute for the Blind.

WestJet was also a proud sponsor and official airline of many worthwhile community events and festivals such as the WestJet Festival of Friends (Hamilton), The International Busker Festival (Halifax), The Fringe Festival (Edmonton and Vancouver), The Gold Medal Plates in support of Olympic athletes (Toronto, Montréal, Ottawa, Halifax, Calgary, Edmonton, Vancouver and Whistler), The Calgary Stampede, The Tulip Festival (Ottawa), The Scott Tournament of Hearts (Red Deer), The Brier (Saskatoon), The International Comedy Festival (Vancouver), The Do it For Dad Run for Prostate Cancer (London), Agribition (Regina), The Sandra Schmirler Charity Golf Classic (St. John's), Theatre Northwest (Prince George), Alberta Theatre Projects (Calgary), The Roots and Blues Festival (Kelowna), The WestJet East Division Championships (Montréal) and many more.

Beyond the charities and events WestJet supports on a corporate level, WestJetters coast to coast are proud to share with the people in their communities. Below are a few examples from 2004 that highlight the caring spirit of WestJetters from some of our bases across Canada.

Victoria: Victoria WestJetters teamed up to walk 60 km at the Weekend to End Breast Cancer walk in Vancouver, helping to raise $7 million to fight this disease • Donated boxes of toys to the Boys and Girls Club • Devon Fountain and Gavin Powell shaved their heads to help raise money for Cops for Cancer • Donated a bear to the Bear Wear Auction to help raise money for the Queen Alexandra Hospital.

Abbotsford: In 2004, WestJetters in Abbotsford supported multiple community events and charitable organizations such as: Arthritis Society • Chilliwack Big Brothers and Big Sisters Bowl for Kid's Sake • Ducks Unlimited • MSA Museum Society.

Prince George: Participated in a Christmas food drive for St. Vincent de Paul • Supported Big Brothers and Sisters in Prince George and Williams Lake • Sponsored the Cerebral Palsy Association of Prince George • Participated in an auction to support the Prince George Children's Development Centre.

Ottawa: WestJetters in Ottawa adopted a less fortunate family of five at Christmas, and made sure the holiday season was packed with as much joy as possible • Participated in the HOPE Volleyball Tournament to raise funds for Parkinson's Society, Citizen Advocacy, Lupus Foundation, CNIB and the Ottawa Humane Society • Sponsored various events around Ottawa to raise money and awareness for Habitat for Humanity and the Kidney Foundation of Eastern Ontario, among others.

Tsunami Relief:



On December 26, 2004, a terrible tsunami devastated parts of Southeast Asia. The entire world community was shocked by the magnitude of destruction brought about by this brutal force.

Shortly after the tsunami hit, WestJet and WestJetters jumped to action with offers of assistance. WestJet offered free flights to Red Cross tsunami relief workers and to medical personnel and supplies from the Canadian Relief Foundation. Our airline also collected cash donations on behalf of the Red Cross at airports across Canada, and sponsored three Tsunami Relief Benefit Concerts with proceeds benefiting Doctors Without Borders, Oxfam Canada and others. WestJet also launched a fundraising campaign through the sale of 1,500 WestJet teddy bears with proceeds donated to the Red Cross.

Thunder Bay: A team of six WestJetters raised $600 for the Easter Seals Power Play 4 on 4 ball hockey tournament in October • Nine Thunder Bay WestJetters took part in the Canadian Blood Services Plasma Drive in March • Participated in a food/clothing drive for The Shelter House of Thunder Bay and The Fae Peterson Transition House (Women's Shelter) • Donated food to the Thunder Bay Food Bank.

St. John's: WestJetters from St. John's participated in a Children's Wish Foundation event with donated flights and offered their help to ensure the event ran smoothly • Donated turkeys to a local shelter for Thanksgiving.

A plan for faster customer service: Self-serve check-in.

FORGET THE QUEUE, TRY A KIOSK.


WESTJET SELF-SERVE CHECK-IN
TOUCH-SCREEN INTERFACE DETAIL
· FULLY AUTOMATED SYSTEM
· SELF-SERVICE CHECK-IN KIOSKS AND DEDICATED BAGGAGE DROP COUNTERS
· QUICK AND EASY TO USE
· BOARDING PASS PRINT CAPABILITIES
15"

Simplifying the airport experience.

Not all great customer service needs to be delivered face to face. That is why WestJet introduced self-serve check-in kiosks to offer guests more choices on how they manage their check-in experience at the airport.

This product has been well received by travellers, with 30% of all WestJet guests now using this method to check in where it is offered. Self-serve check-in kiosks are currently available in Vancouver, Calgary, Edmonton, Winnipeg, Toronto, Ottawa and Montréal, with plans to add this service to even more airports.

Check out a new way to check in.

These kiosks operate with easy-to-use software that allows guests to check in at the airport, choose their seats and even select the number of bags they would like to check.

Not only do self-serve check-in kiosks reduce waiting times for guests, but they are also a low-cost way for WestJet to increase the flow of guests checking in without adding unnecessary and expensive infrastructure.

In 2005, WestJet plans to offer its guests the ability to check in online from any computer with an Internet connection. Guests will be able to check in up to 12 hours prior to their departure time using the same convenient features currently available at airport kiosks.


16.75"
TOUCH-SCREEN INSTANT FEEDBACK
16.75"
BOARDING PASS DISPENSER
CREDIT CARD RECEPTACLE
BRUSHED METAL TABLETOP
TICKET JACKET STORAGE SPACE (3 SLOTS)
ERGONOMICALLY DESIGNED SLOPED PEDESTAL
33.75"


WESTJET
Welcome to WestJ
o begin your chec





CHECK IN AND GET FLYING SOONER.

Next time you're checking in, check out our new automated system – now serving WestJet's guests in Vancouver, Calgary, Edmonton, Winnipeg, Toronto, Ottawa and Montréal. It puts you in charge with a quick and easy touch-screen interface that gets you to your seat faster than you can say "boarding pass please." It's quick, it's easy, and if you look closely, you can even see it smiling.

Management's Discussion and Analysis of Financial Results

Certain information set forth in this document, including management's assessment of WestJet's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond WestJet's control, including the impact of general economic conditions, changing domestic and international industry conditions, volatility of fuel prices, terrorism, currency fluctuations, interest rates, competition from other industry participants (including new entrants, and generally as to capacity fluctuations and pricing environment), labour matters, government regulation, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that management's expectations, estimates, projections and assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. WestJet's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements or if any of them do so, the benefits that WestJet will derive there from.


James Scharfl, Intermediate Accountant


Jessica Ryan, Team Leader, Sales Super Centre


Sean Jones, Business Analyst



Leslie Matchett, CSA and Christine Jodoin, Team Leader, Airports

Additional information relating to WestJet, including Annual Information Statements and financial statements, is located on SEDAR at www.sedar.com.

To supplement our consolidated financial statements presented in accordance with Canadian generally accepted accounting principles ("GAAP"), the Company uses various non-GAAP performance measures, including cost per available seat mile ("CASM"), revenue per available seat mile ("RASM") and revenue per revenue passenger mile ("yield"). These measures are provided to enhance the user's overall understanding of our current financial performance and are included to provide investors and management with an alternative method for assessing the Company's operating results in a manner that is focused on the performance of the Company's ongoing operations and to provide a more consistent basis for comparison between quarters. These measures are not in accordance with or an alternative for GAAP and may be different from measures used by other companies.

Overview

WestJet faced many challenges over the past year including record high fuel prices and a fierce fare rivalry brought about by increased competition. These issues have impacted our operating results throughout 2004, particularly in the last quarter of the year. The revenue environment remained weak throughout the year as most airlines added capacity in an effort to retain or acquire market share, which resulted in downward pressure on fares. While we attempted to manage our yield by reducing the number of discounted fares

offered, we found this to be ineffective and our load factors suffered. As a result, and in order to compete effectively, we have had to match the discounted fares that our competitors continued to offer. This resulted in our yield declining by 5.1% over 2003.

Nevertheless, our revenues grew by 22.5% over the previous year while our capacity increased by 30.4%.

With industry dynamics changing, we decided to revisit our growth plans over the next few years and increase our focus on efficiency in operations, lowering unit costs and enhancing our customer service. In December 2004, we elected to accelerate the replacement of our older 737-200 fleet which we believe will create several

"With industry dynamics changing, we decided to revisit our growth plans over the next few years and increase our focus on efficiency in operations..."



Larry Pavao, Analyst, Measurement Solutions

advantages for WestJet, including the creation of a younger, more fuel-efficient fleet that is capable of greater utilization. We estimate that our 737-700 aircraft are 30% more fuel efficient on a per unit cost basis than our 737-200s and incur 88% less maintenance in the earlier years of operation.


TAC

TAC Agent

In accordance with Canadian generally accepted accounting principles, the change in our aircraft replacement plan required an impairment analysis to be performed for the 200-series aircraft, related rotable parts, equipment and flight simulator. This analysis indicated the estimated undiscounted future cash flows that will be generated by each of these 200-series aircraft and related parts, in many cases, will be less than their respective carrying values. Consequently, the carrying values of the 200-series and their related parts were written down to a fair market value. This required us to record an impairment loss of $47.6 million in our operating results for the year ended 2004. The impact of this write-down contributed to a net loss of $17.2 million for the year and $46.3 million for the fourth quarter.

Although our profitability was sacrificed for this period, the decision was made in order to obtain a stronger, even more resilient low-cost infrastructure in the long-term. Our older aircraft were to be completely replaced by February 2006 as we continue to take delivery of new Boeing Next-Generation aircraft throughout the year. However, the subsequent demise of Jetsgo in March of 2005 has caused us to review our alternatives to take advantage of this opportunity. Although we will still replace our 200s faster than we had originally planned, the elimination of Jetsgo will require us in the short term to slow down our original replacement schedule, approved at year-end, for the Boeing 737-200s, while we secure additional aircraft for our future growth. This will result in growing the airline by approximately 30% in 2005 and will still allow us to

have the youngest, most modern, reliable and fuel-efficient fleet in Canada by 2006.

In addition to higher-costs brought about by skyrocketing energy prices and increased airport charges, 2004 also marked the first year we were required to recognize stock-based compensation expense related to stock options issued to specific employee groups. In accordance with Canadian generally accepted accounting principles, we retroactively adopted this change in accounting policy without restatement to prior periods and recorded a $10.1 million charge to retained earnings associated with stock options issued on or after January 1, 2002. During 2004, we incurred $12.3 million in stock-based compensation expense, which was recognized in general and administration and flight operations costs with no comparative charge to expense in the previous year.



Judy Clark and Shirley Vanaelst, Executive Administrative Assistants

Highlights of New Initiatives

Due to the intensity of the current competitive environment, it has become increasingly important for us to find innovative ways to improve our product. In doing so, we have undertaken several programs to gain efficiencies in operations so that we can continue to provide low fares to Canadians as we improve the quality of our service.

We constantly strive to improve the profitability of our routes by minimizing our operating costs and optimizing revenues. One way that this can be achieved is to adjust the size of the aircraft we use on a route or a certain time of day to be more in line with the demand. To achieve this goal, over the course of 2005 and 2006 we will be taking delivery of two additional variations of the Boeing Next-Generation 737 aircraft comprised of eight 737-600s with 119 seats and five 737-800s with 166 seats. In addition to these aircraft, we will also accept delivery of eight more 737-700 aircraft in 2005 and 2006. These aircraft are equipped with 136 seats and were part of our original order with Boeing.

Our strategy of operating a fleet of one type of aircraft leads to improved costs through the reduction and simplification of spare parts and engines, improved scheduling and more efficient training.

The unrelenting high cost of fuel has been a major concern for all airlines over the past several years, which is why we have carefully scrutinized our ability to manage this escalating cost. To combat the rising price of fuel, we have improved the efficiency of our aircraft by adding blended winglet technology to all of our Next-Generation 737-series aircraft. Blended winglets save fuel by increasing lift, which decreases the fuel required to get to cruise altitude, and by reducing drag, which allows aircraft to fly during cruise and climb with reduced engine power. The installation of winglets

Blended Winglet Technology

In the fall of 2003, WestJet began installing blended winglets on its fleet of Next-Generation aircraft. Winglets increase lift, which improves fuel efficiency, lowers emissions and reduces engine-maintenance costs.

The entire Next-Generation 737-700 fleet is expected to be outfitted with winglets by the summer of 2005. All future Next-Generation aircraft delivered from Boeing will have winglets installed at the factory, thus eliminating the need to remove aircraft from revenue service while winglets are installed.

Investment in blended winglet technology lowers WestJet's costs, sharpens its competitive edge and allows the airline to offer lower fares to its guests.




westjet.com



Top: Jenn Christiaens, Coordinator, Charter Operations; Lisa Davis, Regional Manager, Charter Flights
Bottom: Carrie Brown, Coordinator, Charter Operations; Kerri Toovey, Workforce Planner





WestJet Next-Generation 737-700

requires minimal investment and downtime, and the benefits of this technology do not deteriorate over the life of the aircraft.

In the summer of 2004, our first 737-700 aircraft equipped with live satellite television took to the skies offering our guests 24 channels of real time entertainment in each seatback. By the end of the year, 14 of our aircraft were outfitted with this technology and we expect to complete installations on another 29 Next-Generation 737 aircraft by the spring of 2005.

The process of obtaining the necessary approvals to fly our aircraft equipped with live satellite television took longer than we had anticipated and impeded our ability to deploy the first two aircraft furnished with live satellite television into revenue-generating service. Upon obtaining Supplemental Type Certificate ("STC") approval from the Federal Aviation Administration in the United States as well as STC approval from Transport Canada, each of the remaining 12 737-700 aircraft were taken out of service for seven days on average on a rotating basis to complete the live satellite television installation. Upon receiving revised STC approval, live satellite television will be installed on our Next-Generation 737-600 and 737-800 aircraft.

Live satellite television is a low-cost and low-risk solution for us to offer a compelling inflight entertainment alternative to enhance our product. By offering our guests this entertainment feature, we are able to provide a value-added service to improve our guests' flight experience. We anticipate an increase to our load factor as a result of this added inflight feature and an ability to attract additional charter business.

In September 2004, we celebrated a major milestone in our operational history with the commencement of our low-fare non-stop transborder service. Our first two destinations were Los Angeles and New York, with the cities of San Francisco, Phoenix, Tampa, Orlando and Fort Lauderdale quickly following. Service to Palm Springs began in January 2005.

Transborder service provides a great opportunity for us to bring price stimulation to the scheduled transborder markets and for us to offer flights to sun destinations in the winter. The Canadian market is highly seasonal due to the severe winter conditions that dissuade consumers from travelling domestically during Canada's coldest months. By adding non-stop service to warm destinations in the United States, we will be able to alleviate some of the impact of seasonality on our operations. However, as one-third of our transborder capacity was dedicated to Florida, initially our revenues from this state were severely impacted by the four hurricanes that hit this popular vacation destination in the late fall of 2004.

Since inception, we have offered free snacks and non-alcoholic beverages onboard our flights. As our average stage length continues to grow and guests are spending more time in the air, we began to sell food onboard flights lasting over two hours and 30 minutes on July 1, 2004. Buy on Board (B.O.B.) food items range in price

from $1 to $5, and include sandwiches, fruit bowls, and non-perishable snacks. Though this initiative is primarily driven by our desire to increase our level of customer service, selling food onboard flights also generates positive revenues. We will, however, continue to offer complimentary snacks and non-alcoholic beverages on all of our flights.

Selected Annual and Quarterly Information

The tables below ("Annual audited financial information" and "Quarterly unaudited financial information") set forth selected data derived from our consolidated financial statements for the three years ended December 31 and the eight previous quarters ended December 31, 2004. These tables have been prepared in accordance with Canadian generally accepted accounting principles and are reported in Canadian dollars. This information should be read in conjunction with the consolidated financial statements for the year ended December 31, 2004 and related notes thereto.

Year 2004 compared to Year 2003

Revenue

As a result of the extremely competitive revenue environment throughout the year, our yield (revenue per passenger mile) decreased 5.1% from 17.8 cents in full-year 2003 to 16.9 cents in 2004, while our load factor decreased by less than one-percentage point. Load factor and yield are measures that can easily be affected by external competition. Our objective is to always achieve the optimal balance between selling discounted seats to stimulate demand, and selling higher-fare tickets to increase revenue. Due to the competitive environment in 2004, we were less able to achieve a normal mix of fares which caused our yields to decrease.

In 2004, we increased our available seat miles ("ASMs") by 30.4% and revenue passenger miles ("RPMs") by 29.4% to 9.0 billion and 6.3 billion respectively. This increase in capacity was achieved through the acquisition of 11 new 737-700 aircraft, and the replacement of one 737-200 aircraft during the year. These new aircraft also



Annual audited financial information

(in millions except per share data)

	2004	2003	2002
Total revenue	$ 1,058	$ 864	$ 683
Net earnings (loss)	(17)	61	52
Basic earnings (loss) per share	(0.14)	0.52	0.47
Diluted earnings (loss) per share	(0.14)	0.52	0.46
Total assets	1,877	1,477	784
Total long-term liabilities (1)	1,020	662	255
Shareholders' equity	590	581	356

(1) Long-term liabilities include current and long-term portions of long-term debt and obligations under capital leases and other long-term liabilities.

Quarterly unaudited financial information

(in millions except per share data)

	Three Months Ended			
2004	Mar. 31	Jun. 30	Sept. 30	Dec. 31
Total revenues	$ 217	$ 257	$ 310	$ 274
Net earnings (loss)	1	7	21	(46)
Basic earnings (loss) per share	0.01	0.06	0.17	(0.37)
Diluted earnings (loss) per share	0.01	0.06	0.17	(0.36)

	Three Months Ended			
2003	Mar. 31	Jun. 30	Sept. 30	Dec. 31
Total revenues	$ 173	$ 206	$ 255	$ 230
Net earnings	1	15	32	13
Basic earnings per share	0.01	0.13	0.28	0.11
Diluted earnings per share	0.01	0.13	0.28	0.10

The airline business is seasonal in nature, with the highest activity in the summer (third quarter) and the lowest activity in the winter (first quarter) due to the high number of leisure travellers and their preference to travel during the summer months.

have an increased seating capacity and longer-range capabilities than our older 737-200 series aircraft and are capable of flying more hours per year. Even with a 30.4% increase in ASMs, we were still able to maintain a load factor of 70.0% in 2004.

"In 2004, total revenue, which includes guest revenues, charter and other and interest income, surpassed $1 billion..."



Patrick Sabbag, Customer Service Agent

In 2004, total revenue, which includes guest revenues, charter and other and interest income, surpassed $1 billion, reaching $1.06 billion, an increase of 22.5% over 2003 revenue of $863.6 million.

Guest revenues continue to climb, rising 17.5% year over year to $933.4 million in 2004, and we continue to take advantage of supplemental income that we generate from ancillary revenue sources. For example, our charter operations provide us with significant revenue growth and are an ideal means for us to ensure the maximum utilization of our aircraft. Our charter business accounts for an increasing portion of our total revenues at 7.7% of total revenues in 2004, a 3.3 percentage point increase over 2003. Charter revenues totalled $82.0 million in 2004, which is a 115.5% increase from charter revenues in 2003 of $38.0 million. Over the last two years, charter revenues have increased by 360%.

Our charter business has provided us an opportunity to stabilize our revenue streams during periods when domestic travel traditionally declines. Newer Boeing 737-700 series aircraft offering features such as comfortable leather seats, more legroom and exclusive live satellite television continue to be attractive to our guests and charter-operator partners.

Cargo revenues also continue to grow, and in 2004 increased 66.4% from $3.8 million in 2003 to $6.4 million. Cargo accounts for less than 1% of 2004 total revenues, up slightly from a year ago.

We also generate ancillary revenues primarily created from a by-product of our scheduled flight operations. Other revenue originates primarily from guest itinerary changes and excess baggage fees. Other revenue totalled $25.6 million in 2004, an increase of 28.4% over 2003.

Cost per Available Seat Mile (CASM)

in cents

	2004	2003	2002	2001	2000
Aircraft fuel	2.69	2.27	2.40	2.83	2.93
Airport operations	1.93	1.78	1.90	2.13	2.20
Flight operations and navigational charges	1.66	1.53	1.63	1.76	1.86
Amortization [1]	0.88	0.92	1.13	1.15	0.94
Sales and marketing	0.94	0.84	0.96	1.03	1.14
Maintenance	0.87	1.10	1.76	2.41	2.60
General and administration	0.70	0.67	0.86	0.70	0.63
Interest expense	0.49	0.36	0.16	0.16	0.15
Inflight	0.49	0.47	0.59	0.54	0.61
Aircraft leasing	0.46	0.64	0.77	0.51	0.36
Customer service	0.27	0.32	0.43	0.59	0.66
	11.38	10.90	12.59	13.81	14.08

[1] For comparative purposes, impairment loss of $47,577,000 included in amortization expense has been excluded from unit cost calculations.

Expenses

Operating cost per available seat mile is a commonly referenced measure when comparing our relative costs year over year and comparing our performance to other airlines. In 2004, total operating cost per available seat mile, excluding the impact of the impairment loss, increased by 4.6% to 11.4 cents from 10.9 cents in 2003.

Average stage length is defined as an airline's average distance of flight and has a significant impact on an airline's operating unit costs. As average stage length increases, cost efficiencies are gained as the carrier is able to achieve a lower average cost per mile since fixed costs are shared over an increasing number of miles.

We increased our long-haul flights by 58% in 2004 from a year ago with medium- and short-haul flights remaining relatively unchanged. As a result, our average stage length increased from 656.7 miles in 2003 to 760.1 miles in 2004. We estimate that our CASM should have decreased by approximately 7.5% as a result of our longer-haul flying. However, the price of oil over the past year has had a tremendous effect on our operations. Fuel costs now comprise almost a quarter of our operating expenses and the soaring fuel price in 2004 is the largest single factor that undermined the unit cost benefits we achieved from longer-haul flying.

Aircraft Fuel

The results of our operations are highly vulnerable to changes in fuel costs. In addition to replacing our fleet with more fuel-efficient Next-Generation aircraft at a faster pace, we also manage this expense with the ongoing program of equipping our Boeing Next-Generation aircraft with blended winglet technology. This technology reduces fuel burn by increasing lift and reducing drag, and this improved aerodynamic efficiency has the ancillary benefit of increasing range capabilities. As anticipated, we have realized reduced fuel consumption from this initiative, which has proven to be even more beneficial than originally planned during these times of high energy prices.

Comparing 2004 to 2003 on an annual basis, the average West Texas Intermediate ("WTI") US$ per barrel of crude oil increased by 33%. Partially offsetting this increase was the appreciation in the Canadian dollar, which limited our year-over-year exposure to increasing fuel costs to 24% in Canadian dollars. For the year, the increase in fuel cost per ASM was 18.9%. Fuel cost per ASM increased at a smaller rate as compared to WTI because some jet fuel expenses, such as into-plane services, do not increase in proportion to WTI. On a per-litre basis, we did see an increase of 25.5% in average fuel expense from 39 cents per litre in 2003 to 49 cents per litre in 2004.

A portion of the year-over-year increase in our fuel cost per ASM can be attributed to part of our 2003 fuel being hedged. In June 2003, our fixed-volume jet fuel supply hedging arrangement that had been in place since 1999 expired. As a result, 12% of our 2003 jet fuel was protected at US $18.60 per barrel of crude oil while in 2004 we had not hedged any of our fuel requirements as prices were higher than anticipated. We continue to look for feasible opportunities to establish fuel-hedging arrangements to mitigate the risk associated with increasing fuel prices.

In January 2004, we implemented a temporary tiered fuel surcharge onto the base price of our flights in order to partially alleviate the pressures of fuel prices. This surcharge was merged into our fares in December 2004 as part of an industry-wide initiative to reduce the number of surcharges and taxes associated with air travel.


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45
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35
30
25
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Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
1999 2000 2001 2002 2003 2004
WTI (US$) per barrel of crude oil

Live Satellite TV: A plan to stay informed, be entertained or catch the latest score.

WESTJET IS NOW ON THE AIR.


IDEAL WIDTH FOR OPTIMAL COMFORT
TV SCREEN
8.5"
LEATHER UPHOLSTERY
INFORMATION LABELS (LIGHT READING)
FLIP-DOWN TABLE TRAY
9.75"
ARMRESTS (BOTH SIDES)
READING MATERIAL AND SAFETY CARDS
26"
ALLOY STEEL BASE
TORSION BAR
HEADREST 3.67" PADDING
TILT FOR RELAXATION
RETRACTABLE ARMRESTS WITH TV CONTROL
16"
17"
ENHANCED LEGROOM

Because clouds are only so interesting.

In July 2004, WestJet received regulatory approval to fly its first Boeing Next-Generation 737-700 aircraft equipped with live seatback satellite television. Guests travelling on aircraft equipped with this product can now enjoy 24 channels of live Bell ExpressVu programming including a lineup of news, sports, children's and leisure shows.

Traditional inflight entertainment options do not address the differing preferences of people flying, making overall passenger satisfaction difficult to achieve. WestJet's entertainment system features a real-time, at-home experience in the air and includes individual adjustable seatback screens, personal headphones and a control for channel, brightness and volume mounted on the armrests.

Time to stretch out and enjoy.

WestJet has secured an exclusivity agreement with the provider of its live satellite television hardware preventing any other airline from offering this product within Canada for five years. The airline estimates it will achieve an incremental load factor increase of 3% - 5% upon installation of live satellite television across its Next-Generation fleet, with completion expected by the summer of 2005.

We are very pleased to be able to bring our guests this exciting entertainment option.







JUST LIKE HOME.

Live satellite TV in every single seatback? Well, we're almost there thanks to the ongoing installation of live satellite TV onboard our new aircraft. We're making our guests feel right at home while high above the clouds.

Our sensitivity to fuel price changes has increased by 44% year over year due to our growth. We estimate the sensitivity of our exposure to changes in fuel costs (WTI US$ per barrel) to be approximately $4.9 million in net earnings for every US $1.00 change in the price of crude compared to approximately $3.4 million in 2003.

Airport Operations

In 2004, the component of our business responsible for airport operations within North American airports continues to be influenced by the escalating rates and fees levied by Canadian and US airport operators. As rate and fee increases ranged from 5% to 20% across the network and as our traffic grows primarily in Canada's most expensive airports, we have worked diligently to find efficiencies in the ever-shrinking amount of our controllable costs.

Airports cost per ASM increased by 8.9% in 2004 over 2003, which was partially diluted by the increase in stage length for the year. On a cost-per-departure basis, costs increased 24.6% for the year. The main contributors to the 2004 increase are the continued rates and fee increases at Canada's airports, which averaged 8.6% for the year, and a 21.2% increase in third party ground-handling costs. These costs were also driven by material growth in WestJet's presence in Toronto, which is by far the most expensive airport in Canada. Our departures from Lester B. Pearson International Airport increased by approximately 212% in 2004, and now represent 11% of our total Canadian departures, an increase from 4% in 2003.



Leah McDonald and Carissa Dueck, Customer Service Agents

"In 2004, we introduced self-service check-in alternatives in seven Canadian airports..."

We continued our efforts in 2004 to create efficiencies in airport controllable costs. In 2004, we introduced self-service check-in alternatives in seven Canadian airports which reduce the manpower resources necessary to check-in our guests and to depart an aircraft. We continued to push for greater utilization of our fixed cost resources and optimization of staffing levels and expect to benefit from these efficiencies in 2005.

Flight Operations and Inflight

Flight operations and inflight activities involve the resources and functions that are required to fly our aircraft such as pilot and flight crew compensation, training, dispatch, operations control and crew-scheduling.

In 2004, cost per ASM related to flight operations increased by 21.9% over 2003. This increase is primarily a result of stock-based-compensation expense awarded to pilots, which we began to recognize as an expense in 2004. During 2004, $11.0 million in stock-based-compensation expense was recognized in flight operations, increasing flight operations CASM by approximately 0.12 cents. Approximately 86% of stock options are awarded to our pilot group and represent a significant component of their compensation.



Frank Schwab, Projects Coordinator

In 2004, we experienced a year-over-year increase in unit costs related to inflight of 4.2% over the previous year. This was as a direct result of our drive to enhance communication between our flight attendants and management.

Navigational Charges

Air navigational charges are the costs associated with the provision of air traffic control services provided by both Nav Canada and the Federal Aviation Administration ("FAA"). These costs decreased in



Vincent Spicer, Sales Super Agent

CASM by almost 1% for the 12 months ended December 31, 2004.

However, these CASM decreases were a direct result of stage length increases. When viewed on a cost per departure basis, navigational charges actually increased by 13.6% for the year. Navigational cost increases were the result of three key factors:

- The organization responsible for air navigational services in Canada, Nav Canada, increased rates by 7.9% in September 2004.
- Flights flown by our 737-700 aircraft increased by more than 10% in 2004. This triggered an increase in air navigational charges as a portion of this cost is directly related to the greater maximum take-off weight of the 737-700 aircraft.
- An increase in charter flights from 3.6% to 6.7% of total operations generated additional fees related to navigational charges issued by the FAA in the United States. Over-fly charges are issued to WestJet by the FAA for navigational services when passing through American airspace and landing in a country other than Canada or the United States.

Sales and Marketing

Our efforts to entice guests to book with WestJet are the key drivers of sales and marketing costs. Sales and marketing costs encompass a number of expenses such as advertising, agency and credit card fees, global distribution system costs, the AIR MILES®[1] Reward Program and promotional expenses.

With intense competition continuing during 2004, we increased our focus on advertising and promotions in order to increase our brand awareness. As a result, sales and marketing has taken on a larger role and has increased on a CASM basis by 11.2% from a year ago.





Our advertising efforts have almost doubled from the previous year, which is one of the major contributors to the increase in sales and marketing CASM. In the spring and through the summer, we ran a large national television and billboard advertising campaign. Advertising has provided an opportunity to increase awareness of our expansion in Eastern Canada and in promoting our flights into the United States.

In May 2004, we strengthened our AIR MILES Reward Program by launching the WestJet Mosaik® MasterCard®*[2]. The card offers many rewards to guests who spend with our airline and other retail businesses. Three levels of credit cards (Bronze, Silver and Gold) offer guests opportunities to earn AIR MILES reward miles faster, redeem flights on WestJet sooner, and bank with fewer fees than any other travel rewards credit card in the industry.

We further strengthened our distribution network by establishing preferred agency agreements with the largest chains of travel agencies in Canada which we believe will help us grow again in 2005. We also improved

[1] ® Trademarks of AIR MILES International Trading B.V. Used under license by Loyalty Management Group Canada Inc. and WestJet.

[2] ® Registered trademark of Bank of Montreal. Patent pending. ® *Bank of Montreal is a licensed user of the registered trademark and design of MasterCard International Inc.

The Dual Boarding Bridge: another example of a successful investment in innovative technology that increases efficiency and guest service.

WestJet has been utilizing DEW Engineering's Dewbridge™ dual boarding bridge, also known as the over-the-wing bridge, since April 2003. This system allows WestJet to board and deplane guests faster than ever before by allowing them to enter and exit the aircraft from both the forward and aft doors directly from the airport terminal.

By getting guests on and off the aircraft quicker, our on-time performance is improved and we can maximize the number of flights per day we operate.



The dual bridge system helps keep WestJet operations running smoothly and minimizes delays that can be costly for the airline, and frustrating for our guests.

our competitive lead by offering full content and increased commission rates in the global distribution channels. Offering agencies the same commission in each booking channel provides the flexibility to allow agencies to book our guests using their preferred booking channel. The combination of these agencies strategies has already shown positive results. While total bookings increased by 13.4% in the fourth quarter of 2004 versus the fourth quarter of 2003, agency sales increased 22.5% over the same time period.

Our Internet technology has provided tremendous growth with an annual average of 70.3% of bookings during the year taking place through our westjet.com website, up from 63.5% in 2003 and 50.1% in 2002. We have also added BizLink, which is a separate website adding convenience and service to corporate travellers, and we introduced an online flight tracker product that has helped reduce costs to our call centre, providing even greater service for our guests.

Amortization

In 2004, our amortization expense, excluding the impairment write-down on our 200-series aircraft, increased 24.6% over 2003 to $78.8 million. Amortization as a percentage of total operating costs, excluding the write-down, was 7.4% as opposed to 8.4% in 2003. This overall increase in amortization cost can be attributed to the acquisition of our owned 737-700 aircraft and increased investment in facilities, equipment and technology. However, this cost declined on a per unit cost basis from 0.92 cents to 0.88 cents.

During the year, we replaced one 200-series aircraft and realized a gain on disposition. Since we began our 737-200 fleet replacement analysis in 2000 with Next-Generation aircraft, we have had a gain on each 737-200 aircraft disposal, which demonstrates the appropriateness of our current amortization policies and conservative residual values. We will continue to conduct annual reviews of our accounting estimates to ensure amortization estimates are appropriate and conservative.

Maintenance

The average age of our aircraft has been reduced due to the larger proportion that the Next-Generation aircraft represent of our fleet. They are more efficient to operate due to newer technology and improved maintenance practices of the Next-Generation aircraft. With a fleet being constantly renewed with the addition of new 737-700 aircraft, it is unnecessary to replace parts at the same rate that the older fleet requires which lowers our operating costs in the early years of service and makes our service more reliable.

Since we began taking on owned Next-Generation aircraft in 2002, the average age of our fleet has continually declined from 15 years in 2002 to 10 years by the end of 2004. The average age of our 737-700



Linda Craig, Business Representative, Airports


FLIGHT PATH

Darren Kooistra, Business Representative, Airports

fleet is slightly less than two years compared to 27 years for our 737-200 fleet.

A younger fleet requires less maintenance and less downtime which allows us to increase the utilization of our aircraft. On average, we operate our 200-series aircraft approximately 10 hours per day. By comparison, we operate our 700-series aircraft an average of approximately 12 hours per day due to their longer-range capabilities and lower time required for maintenance.

Our investment in blended winglets provides us not only with fuel efficiencies, but also maintenance cost savings. This is achieved from reduced engine wear due to lower thrust/power settings. In 2004, 20 737-700s were removed from service for an average period of seven days each to permit the retrofitting of blended winglets. Of the 20 aircraft modified, nine were completed in the fourth quarter. In 2004, Boeing also began installing winglets on our new aircraft prior to delivery with the first non-retrofit aircraft arriving in the fourth quarter. In 2005, eight 737-700 and five 737-800 aircraft are scheduled to be delivered with winglets installed. A major benefit of installing winglets at production is that we avoid having to remove aircraft from service for this installation process. The remaining 10 winglet retrofit installations are expected to be completed by July 2005.

WestJet has embarked on a new maintenance program for all of its Next-Generation 737 aircraft which meets the Boeing and all additional Transport Canada requirements. Based upon a calendar timeframe, each aircraft is scheduled for maintenance inspection tasks on pre-determined days and months. This program completes all the required maintenance checks with the benefit of a known schedule and thereby avoids unscheduled disruptions to service.

"A younger fleet requires less maintenance and less downtime which allows us to increase the utilization of our aircraft."

As a result of these increased efficiencies, maintenance costs per ASM decreased 20.7% from 1.1 cents in 2003 to 0.9 cents in 2004. The overall decrease in unit maintenance costs can also be credited to the reduced maintenance required on our newer 700-series fleet, and the costs that are incurred on the fleet are diluted over our longer-haul flying. Usage-driven expenses such as brakes, tires and engine-overhaul costs also benefit from this dilution over our greater average stage length.


25
20
15
10
5
0
23
20
15
12
10
2000
2001
2002
2003
2004

Average Age of Fleet (Years)

General and Administration

Our teams responsible for accounting, treasury, information technology, legal, human resources, facilities and training generate activities that contribute to general and administration costs. Also included in these costs are senior management, executive compensation and insurance.

In 2004, total general and administration costs increased by 4.6% over 2003 on a per ASM basis. This increase is a result of the new recognition of stock-based compensation expense and fees incurred on our financing agreement with Ontario Teachers' Pension Plan Board ("Ontario Teachers"). We have also incurred substantially higher legal fees during the past year as litigation continues between WestJet and Air Canada and WestJet and Jetsgo.



Lee Bentley, Customer Service Agent

In the previous year, we had entered into an agreement with one of our largest institutional shareholders, Ontario Teachers, for the right to require Ontario Teachers to purchase up to $100 million of WestJet common shares. This agreement expired in September 2004 at which time we elected not to exercise the financing agreement. Under the terms of the agreement, we were required to pay Ontario Teachers a quarterly standby fee of 1% per annum, as long as we had not exercised or cancelled our rights under the agreement. The total standby fee we incurred was $1 million which was recognized in general and administration expenses in 2004 when we opted not to exercise our rights under this agreement.

Compensation expense for our senior management and executive teams include the fair market value of stock options issued to these groups. In 2004, $1.3 million was expensed that related to stock-based compensation expense for stock options issued to certain employee groups other than pilots. This increased general and administration CASM by 2.2%.

We have been successful in securing lower insurance premiums during the year as a result of our no-claims history, our high standard of safety in operations and the expanded use of advanced technology on our new aircraft.

We currently have several insurance policies in our portfolio that have been put in place to provide protection to our guests, to the communities we serve, our employees and the Company as a whole. As the size of our fleet continues to increase, the premium that we pay on these policies, per aircraft, has decreased significantly. We experienced a decrease of 27.3% in our per unit insurance cost for the year from 0.22 cents in 2003 to 0.16 cents in 2004.

Interest Expense

Ninety-six per cent of our long-term debt relates to financing for our Next-Generation aircraft. We are exposed to general market fluctuations of interest rates only on future aircraft purchase commitments as these will be financed at prevailing market rates at the time of delivery. We carry the long-term debt associated with purchased aircraft at a fixed rate of interest, which eliminates the risk of interest-rate fluctuations during the remaining life of the debt.

In 2004, our interest expense grew by 77.0% to $44.1 million for the year, which represents 0.49 cents on a per-ASM basis compared to 0.36 cents per ASM in 2003. This large increase is primarily due to the additional $429.9 million in debt that we incurred in 2004 for new aircraft acquisitions.

Aircraft Leasing

We currently have 15 leased aircraft in our fleet: five 737-200s and 10 737-700s. Eleven of these aircraft are on operating leases, and four are under capital leases. As all lease agreements are in US dollars, the decline of the American currency in 2004 caused our aircraft leasing expense to shrink by approximately $2.9 million when compared to our 2003 expense.

Customer Service

Customer service expenses include activities associated with booking our guests and costs associated with compensating our guests for flight disruptions.

We continue to upgrade our website capabilities to create a more user-friendly site that accommodates our current guests' needs while attracting new travellers to WestJet. Use of the Internet as a booking tool has provided us with cost savings with respect to distribution of our product. Increased booking activities in 2004 were redirected towards the Internet compared

to 2003, resulting in decreased call volumes and average handling time, and call-flow improvements in our reservations department. This has led to a decrease in customer service CASM over last year.

Efficiencies from increased frequency on city pairs, newer aircraft, and generally more re-accommodation options for interrupted flights have resulted in a year-over-year decline of 16.8% in customer service costs per unit. In 2004, WestJet's on-time performance ("OTP"), a measure of the reliability of an air carrier, remained strong compared to other reporting airlines in North America. During 2004, 81% of our flights arrived within 15 minutes of their scheduled arrival time compared to 78% for the United States average. This is a significant accomplishment given the volatile weather conditions we contend with in Canada compared to other parts of North America.



Nancy Menard, Flight Attendant

Compensation

As a result of the recent cost difficulties airlines have encountered, salaries and wages have been an increasing concern and burden to the operating costs of many airlines. While other airlines are faced with the difficulty of managing labour costs, we have been able to effectively control these costs with our successful compensation strategy that is tied to corporate performance.

"One of the key drivers of our low-cost infrastructure is the high productivity of our people."

Our compensation philosophy is to align the interests of our employees with those of our Corporation. This is accomplished by offering our people a compensation plan consisting of a base salary enhanced by a profit sharing plan and a share purchase plan. Under the share purchase plan, employee contributions are matched by the company dollar for dollar up to 20% of an employee's annual salary. These other forms of compensation allow for base salaries to be offered at levels generally lower than that of the industry average. However, during times of strong financial performance, WestJet's total compensation is above average as a result of an increase in profit share payout and higher share prices. Our compensation system is designed to allow us to offer a base salary that is manageable and affordable, even during times when cost pressures in our industry are high, allowing us to avoid the need to extract the wage concessions other airlines must request from their employees during difficult times.



Rick Krupa, Captain



Mandy Hryciw, Project Manager

One of the key drivers of our low-cost infrastructure is the high productivity of our people. We continue to see a decline in our salary and benefit unit costs, yielding a 2.8% reduction from 2.15 cents in 2003 to 2.09 cents in 2004 per ASM. These costs, as a percentage of our total expenses, have decreased from 21% in 2003 to approximately 19% in 2004.

Participation in the employee share purchase plan remains constant with over 86% of our employees participating. Contribution levels averaged 13% of base salaries in 2004, which is a slight increase over 2003. WestJet's matching expense increased 35% from $14 million in 2003 to $19 million in 2004.

In 2004, approximately $2.9 million in profit sharing was expensed to bring an eight-year cumulative total in profit share paid to employees to over $63 million. Our profit sharing plan is an opportunity for our people to align their interests with that of our company. Profit share can range from anywhere between 10% to 20% of earnings before employee profit share and income taxes, but is always subject to prior approval by the Board of Directors, and is paid out in May and November of each year.

Foreign Exchange

During 2004, the Canadian dollar strengthened to a year-end closing rate of $0.83 relative to the US dollar.

The United States of America: A plan for expansion of service.

TRANSBORDER IN THE THIRD QUARTER.

MAXIMUM CAPACITY FOR FUN, FRIENDLY SERVICE




Fort McMurray
Prince George
Grande Prairie
Edmonton
Comox
Vancouver
Kelowna
Victoria
Abbotsford
Calgary
Saskatoon
Regina
Winnipeg
Thunder Bay
Toronto
Hamilton
London
Windsor
New York
San Francisco
GETTING WARMER
YEEHAW
Los Angeles
Palm Springs
Phoenix
ESCAPE ROUTE
Orlando
Tampa
Fort Lauderdale

Let's talk about US

Citing transborder service as "a prudent, logical next step" for WestJet, President and CEO Clive Beddoe revealed to travellers in early 2004 that their wait for WestJet to provide its low-fare service to the United States was finally over.

September 20, 2004 marked a milestone for WestJet as the airline celebrated the launch of scheduled transborder service by touching down in Los Angeles and New York. In October, WestJet added service to San Francisco, Phoenix, Tampa, Orlando and Fort Lauderdale, and commenced service to its eighth American destination, Palm Springs, in January 2005.

And you thought WestJet was warm and friendly before.

WestJet's transborder schedule offers convenient service to the cruise ship markets in Florida, the theme parks and warm weather of California, the golf and sun destinations of Arizona and the global business centre of New York.

Canadians have long been eager to take advantage of WestJet's unique brand of friendly, low-fare service when travelling to the US for business or pleasure. Not surprisingly, the airline has received a tremendously positive response to these new destinations.

DESTINATIONS:

SAN FRANCISCO
LOS ANGELES
PALM SPRINGS
PHOENIX
TAMPA
ORLANDO
FORT LAUDERDALE
NEW YORK

EXPANSION PLANS TO FOLLOW.









NEW US DESTINATIONS. NEW STATE OF MIND.

With our launch of transborder service in the third quarter of 2004, we gave our guests bliss ... and other great states to experience with the launch of our sunny service south of the border.



Roz Goldsworthy, Flight Attendant



Vince Lamb, Sales Super Agent

"We ended 2004 with a solid cash position of $148.5 million..."

Our expenditures denominated in US dollars primarily relate to certain maintenance costs, jet fuel and aircraft lease payments.

In order to minimize our exposure to foreign-exchange movements related to our US dollar operating expenditures, we carry US dollar cash and cash equivalents to meet these obligations. Throughout the year, we had on average a balance of approximately US $35 million in cash and cash equivalents. As a result of the strengthened Canadian dollar in 2004, we incurred a total foreign exchange loss of $3.2 million, primarily as a result of these cash balances. More than offsetting the affect of the Canadian dollar movement on our US dollar cash balances is the impact of the foreign-exchange-rate movement on our US dollar purchases such as our aircraft, fuel and maintenance.

We estimate for every $0.01 downward movement in the Canadian dollar in relation to the US dollar (e.g. $0.83 to $0.82), our operating expenses would increase by approximately $6.9 million. Conversely, for every $0.01 upward movement in the Canadian dollar in relation to the US dollar (e.g. $0.82 to $0.83) our operating expenses would decrease by approximately $6.9 million.

Income Taxes

Our total tax expense differed from the statutory tax rate due to the inclusion of certain non-deductible expenses. These expenses included the non-deductibility of stock-based compensation expense for tax purposes, which was effective for our 2004 fiscal year but not the previous year. Offsetting our current tax recovery are large corporations and capital taxes of $3.7 million, which increased from $1.7 million in the prior year due to the increases in our debt levels and shareholders' equity.

During 2005, the Alberta corporate tax rate, which is currently at 11.5%, may be changed as Alberta has promised to lower the rate to 8% if doing so is affordable. With the current surpluses enjoyed by Alberta, we anticipate some form of rate reduction effective April 1; however, we are not confident that it will decrease fully to 8%. Any decreases will result in a revaluation of WestJet's future tax liability, which will be a favourable adjustment to the future tax expense should this legislation be enacted.

Fourth Quarter 2004 Operating Results in Review

Our fourth quarter operations are normally characterized by a decrease in demand for air travel due to the severe winter conditions we experience in Canada. Weak demand is usually alleviated somewhat by increased bookings from guests travelling to visit family and friends during the holidays in December. Unfortunately, lower yield during the fourth quarter of 2004 negated the uplift in guest revenues we would normally realize

during December, and this was further exaggerated by this year's relatively shorter Christmas holiday period.

Total operating revenue increased by 18.9% to $273.7 million in the last three months of 2004 compared to $230.2 million in same period in 2003. Our fourth quarter yield dropped by approximately 5.8% over the same period last year.

Excluding the $47.6 million impairment loss included in amortization expense, total CASM increased by 9.4% for the three months ended December 31, 2004 to 11.7 cents compared to 10.7 cents in the fourth quarter of the previous year. Our average stage length increased from 684.7 miles in the last quarter of 2003 to 788.3 miles in the same period of 2004. We estimate the unit cost benefit derived from this increased stage length to be approximately 7%; however, persistent cost pressures in the fourth quarter largely attributable to increases in jet fuel prices and rising airport operation costs negated the cost advantages we realized from increased long-haul flying.

World fuel prices increased dramatically in the last three months of the year with WTI US dollars per barrel of crude increasing 54.9% and 10.2% over the fourth quarter of 2003 and the third quarter of 2004 respectively. This significantly impacted our fuel cost per litre which increased 47.4% from 37 cents per litre in the fourth quarter of 2003 to 56 cents per litre in the same period in 2004. The dramatic fuel price escalation in the fourth quarter resulted in a 42.0% increase in cost per ASM when compared to the fourth quarter in 2003.

In the three months ended December 31, 2004, our airport operations expanded to include seven destinations in the United States (service to our eighth United States destination, Palm Springs, began on January 7, 2005). Additionally, our people opened facilities for our guests in 15 additional charter cities not previously served in the fourth quarter last year.

For the quarter, airport operations experienced a 9.0% increase in cost per ASM compared to the same period in 2003. Our cost per departure, which excludes any impact from stage length dilution, increased by 23.2% during the three-month period compared to the fourth quarter of last year.

Airport operations witnessed increased costs in four key areas. The most significant impact to operations was the roughly 9.0% increase in airport rates and fees over the same period in 2003. Additionally, we continued to grow our operations in Toronto, Canada's most expensive airport. For the three months ended December 31, 2004, Toronto saw departure growth of almost 242% compared to the same period in 2003. Furthermore, we continued the growth of our Next-Generation 737-700 fleet, which increased the proportion of total flights made by 700-series aircraft. As fees are generally linked



Joanne Leskow, Team Leader, CARE

to the size of an aircraft, cost per departure increased with the growth in percentage of total flights made by 737-700s. Finally, the expansion into the United States that commenced in September 2004 resulted in additional costs from our Canadian airports, as airports charge elevated rates for international operations.

Financial Condition

Liquidity and Capital Resources

We ended 2004 with a solid cash position of $148.5 million compared to $241.4 million in 2003. We completed the year with a working capital ratio of 0.6 compared to 1.2 at the end of the previous year. The decrease in our cash position and working capital ratio was primarily due to the decrease in operating cash flow as a result of the weak yield environment and high fuel prices and airport costs. In addition, as we take on additional debt from purchases of Next-Generation aircraft, our current liabilities will increase as a result of an increase in obligations due within the upcoming year.

Operating cash, derived primarily from providing air transportation to our guests through our operating activities, continues to generate stable cash flow. Operating cash outflows are primarily related to the recurring expenses of operating the airline. During the 12-months ended December 31, 2004, we produced $144.1 million cash from operations compared to $192.4 million in the previous year. For 2004, the decrease in operating cash flows primarily was a result of lower fare revenue realized on ticket sales.



Rhonda Reynolds, Project Manager

We generated $23.9 million of our cash flow from operations through advance ticket sales in 2004. During 2004, cash generated from advanced sales increased by 41% since the beginning of the year, outpacing 31% growth in 2003, despite the lower fares realized in 2004.

Our cash flow related to investing is primarily associated with aircraft purchase activities. In 2004, aircraft additions consisted of payments for new 737-700 aircraft deliveries totalling $415.3 million net of previous deposits paid. During 2004, we exercised options for eight 737-600 aircraft for delivery in 2005 and 2006 and converted five future aircraft deliveries previously intended for 737-700 aircraft to 737-800 aircraft. These decisions resulted in an increase of progress payments made to Boeing. In 2004, we paid $93.5 million in additional deposits for aircraft deliveries in 2005 and 2006.

During 2004, we also incurred other property and equipment expenditures of $21.8 million primarily related to our information technology infrastructure, and $57.2 million to purchase live satellite television, winglets, miscellaneous aircraft parts, and ground handling and training equipment.

Financing activities for our aircraft are the primary driver of financing cash flow. In 2004, we incurred $429.9 million in additional long-term debt that is supported by Ex-Im Bank loan guarantees for the purchase of 11 aircraft. By the end of 2004, we cumulatively incurred $1.1 billion in long-term debt for 26 aircraft guaranteed by Ex-Im since 2002, the majority of which consists of fixed rate Canadian dollar debt at rates between 4.9% and 6.0%. This has resulted in our ability to eliminate all of our future foreign exchange and interest rate exposure on these US dollar aircraft purchases and lock in the carrying costs of aircraft purchases at reasonable levels.

During 2005, we are exploring various financing alternatives to facilitate the acquisition of our aircraft commitments during 2005 and 2006. Subsequent to year end, we entered into eight-year US dollar operating lease agreements with Aviation Capital Group ("ACG") to finance three 737-700 aircraft to be delivered during January to March 2005. We also entered into 10-year US dollar operating lease agreements with Pegasus Aviation Finance Company to finance five 737-800 aircraft to be delivered during April to June 2005.

Contractual Obligations, Off-Balance Sheet Arrangements, and Contingent Liabilities and Commitments

Our contractual obligations for each of the next five years, which do not include commitments for goods and services required in the ordinary course of business, are indicated in the table on the following page (see "Contractual Obligations").

We currently have 11 aircraft under operating leases. Although the obligations related to these agreements are not recognized on our balance sheet, we nevertheless include these commitments in assessing our overall leverage. Our debt-to-equity ratio, including off-balance sheet debt of $265.4 million, was 2.2 to 1 by the end of 2004 compared to 1.7 to 1 at the end 2003. In an industry that is often characterized by high debt, we believe the ideal debt-to-equity ratio is no more than 3.0 to 1. Although we have increasing debt obligations from new aircraft purchases, we have successfully maintained an enviable debt-to-equity ratio which reflects our ability to effectively manage our balance sheet. As at February 10, 2005, we had 126,214,976 common shares outstanding and 9,278,184 stock options outstanding.

To facilitate the financing of our Ex-Im Bank supported aircraft, we utilize two special purpose entities. We have no equity ownership in the special-purpose entities; however, we are the primary beneficiary of the special-purpose entities' operations. The accounts of the special purpose entities are included in our consolidated financial statements.

A Fresh as Amended Statement of Claim was filed by Air Canada and ZIP Air Inc. in the Ontario Superior Court on December 23, 2004 against the Corporation, two officers, two employees, two former officers and one former employee (the "Defendants"). The principal allegations are that the Defendants unlawfully obtained confidential flight load and load factor information from Air Canada's employee travel website and, as a result, the Plaintiffs have suffered damages and the Defendants have benefited from having access to the alleged confidential information. The Plaintiffs are seeking damages, aggregating $220 million, but the Plaintiffs have provided no details or evidence to substantiate their damages claim.

A Statement of Claim was also filed by Jetsgo Corporation in the Ontario Superior Court on October

Contractual Obligations
(millions)

	Total	2005	2006	2007	2008	2009	Thereafter
Long-term debt repayments	$ 1,003	$ 97	$ 92	$ 92	$ 98	$ 91	$ 533
Capital lease obligations [1][2]	7	7	–	–	–	–	–
Operating leases [3]	838	82	87	85	85	83	416
Purchase obligations [4]	491	302	189	–	–	–	–
Total contractual obligations	$ 2,339	$ 488	$ 368	$ 177	$ 183	$ 174	$ 949

[1] The Company's capital leases are denominated in US dollars. The obligations in 2005 is US $5,800,000.

[2] Includes imputed interest at 8.09% totalling $420,000.

[3] Included in operating leases are US dollar operating leases primarily related to aircraft. The obligations of these operating leases in US dollars are 2005 – $58,312,000; 2006 – $66,776,000; 2007 – $66,711,000; 2008 – $66,711,000; 2009 – $66,711,000; 2010 and thereafter – $330,083,000.

[4] Relates to purchases of aircraft, live satellite television systems, winglets, fixed-base trainer and Next-Generation flight simulator.

15, 2004 against the Corporation, an officer and a former officer (the "defendants"). The principal allegations are that the defendants conspired together to unlawfully obtain Jetsgo's proprietary information and to use this proprietary information to harm Jetsgo and benefit WestJet. The Plaintiff is seeking damages, in an amount to be determined plus $50 million, but the Plaintiff has provided no details or evidence to substantiate its claim.

Based on the results to date of (i) an internal investigation, (ii) advice from independent industry experts, and (iii) cross-examinations of witnesses in the Air Canada proceedings, management believes the amounts claimed are substantially without merit. The amount of loss, if any, to the Corporation as a result of these two claims cannot be reasonably estimated. The defence and investigation of these claims are continuing.



Shane Anderson, CARE Coordinator

Accounting Policies and Critical Accounting Estimates

Critical accounting estimates are defined as those that require the Company to make assumptions about matters that are highly uncertain at the time the accounting estimates are made, and could potentially result in materially different results under different assumptions and conditions. For further discussion of these and other accounting policies we follow, see Note 1 to our consolidated financial statements.

We make estimates about the expected useful lives, projected residual values and the potential for impairment of our property and equipment. In estimating the lives and expected residual values of our fleet of aircraft, WestJet has relied upon annual independent appraisals, recommendations from Boeing, and actual experience with the same aircraft types. Revisions to the estimates for our fleet can be caused by changes in the utilization of the aircraft or changing market prices of used aircraft of the same type. We evaluate our estimates and potential impairment on all property and equipment annually and when events and circumstances indicate that the assets may be impaired.

We make estimates in accounting for our liability related to certain types of non-refundable guest credits. We may issue future travel credits related to guest compensation for flight delays, missing baggage and other inconveniences as a gesture of good faith. These types of credits are non-refundable and expire one year from the date of issue. We record a liability based on the estimated incremental cost of a one-way flight in



Larry Richards, Engine Shop Technician

the period the credit is issued. The utilization of guest credits is recorded as revenue when the guest has flown or upon expiry.

The Company uses the liability method of accounting for future income taxes. This methodology requires a significant amount of judgment regarding assumptions and the use of estimates, which can create significant variances between actual results and estimates including the scheduling of our effective tax rate and the potential realization of future tax assets and liabilities in the future.

The Accounting Standards Board ("AcSB") is proposing to issue three new handbook sections, FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT, Section 3855, HEDGES, Section 3865, and COMPREHENSIVE INCOME, Section 1530, specifying when a financial instrument or non-financial derivative is to be recognized on the balance sheet. These sections will require a financial instrument or non-financial derivative to be measured at fair value, amortized cost or cost; establish how gains and losses are to be recognized and presented, including introducing comprehensive income; specify how hedge accounting should be applied; establish new disclosures about an entity's accounting for designated hedging relationships and the methods and assumptions applied in determining fair values.

The AcSB expects to issue the Sections in early 2005. The mandatory effective date for Sections 1530, Comprehensive Income, 3855, Financial Instruments - Recognition and Measurement, and 3865, Hedges, would be for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption will be permitted only as of the beginning of a fiscal year ending on or after December 31, 2004.

The AcSB has issued an Exposure Draft proposing amendments to Section 3500, Earnings per Share. The AcSB expects to issue a final standard in the first quarter of 2005. Proposed changes would amend the computational guidance in Section 3500 for calculating the number of incremental shares included in diluted earnings per share when applying the treasury stock method. When applying the treasury stock method for year-to-date diluted earnings per share, current guidance requires that the number of incremental shares included in the denominator be determined by computing a year-to-date weighted average of the number of incremental shares included in each interim diluted earnings per share calculation. Under the proposed amendments, the number of incremental shares included in year-to-date diluted earnings per share would be computed using the average market price of common shares for the year-to-date period. Proposed amendments to Section 3500 would also require that, for the purposes of computing diluted earnings per share, an entity should assume that a contract that could be settled in cash or common shares would be settled in common shares, if share settlement is more dilutive. Proposed amendments would eliminate provisions that allow an entity to rebut the assumption that contracts with the option of settling in either cash or common shares, at the issuer's option, will be settled in common shares.

The AcSB plans to issue final standards in the first quarter of 2005. The AcSB will endeavour to make the



Kerry Knockleby, Flight Attendant

effective date of the amendments consistent with the effective date of the final amendments to Statement of Financial Accounting Standards No. 128, Earnings per Share (FAS 128), as proposed by the US Financial Accounting Standards Board.

Corporate Governance

Throughout 2004, the Board of Directors took several steps to ensure that good corporate governance practices are employed at WestJet for the protection of all stakeholders. The Board appointed a Lead Director to fill the role of non-management Chairman in situations where an independent Chairman was required. The Board set up an Independent Committee to deal with the claims from Air Canada and Jetsgo. This separated the handling of the claim from management to avoid any potential conflicts and to allow management to concentrate its time and efforts on running the airline. The Board also oversaw the establishment of a confidential and anonymous reporting hotline whereby any employee can anonymously report any perceived improprieties or suspected inappropriate practices without fear of repercussions. The Board undertook a review and modification of the Company's code of conduct. As well as endorsing the practice that all new employees must sign and acknowledge that they have read the code and understand it, the Board introduced a practice whereby all directors, executives and all management are required to re-read the code of conduct and sign the acknowledgement annually. The Board, together with senior management, received, reviewed and discussed written advice on the fiduciary duties of officers of a public company. The Board established a Corporate Governance Committee to research and recommend to the Board further actions to be taken in 2005 and beyond to ensure that the Board of Directors and all WestJetters are encouraged to conduct themselves according to good corporate governance practices.

Outlook

The Canadian airline industry has been undergoing a transition period over the past several years. Events that have significantly impacted our industry include the general downturn in air travel exacerbated by the events of September 11, 2001 in the United States and the demise and takeover of several airlines.

As the airline industry evolves, legacy carriers struggle to a greater degree amidst the challenging environment in which all airlines currently operate than do carriers with low-cost structures. We believe we have created a strong infrastructure reflecting our low-cost strategy and we continually endeavour to find innovative ways to reduce our operating costs.

Since our inception in 1996, we have grown from three planes and 220 employees, serving five cities, to 54 planes and 4,778 employees serving 31 cities by the end of 2004. This is a great accomplishment given the many challenges we have faced in our nine years of operations.

"We believe we have created a strong infrastructure reflecting our low-cost strategy and we continually endeavour to find innovative ways to reduce our operating costs."

Since Jetsgo ceased operations and filed for CCAA in March 2005, we have seen a significant increase in demand for our flights. This has prompted us, in the short term, to revise our replacement plans for the 737-200s. Although our competitors have chosen to add some additional capacity in the wake of Jetsgo's demise, we have seen far more rational behaviour on their part in terms of pricing. We nevertheless need to maintain a focus on our costs, which will partially be achieved as we add new aircraft and the percentage of flights flown by them increases.

We consequently expect to have a much more rewarding year as we maintain a capacity growth rate of some 30% in a much more yield-friendly environment. Furthermore, our committed team of people is eager to meet the more normal challenges in our industry and to continue to make our airline successful.

March 16, 2005



North America and beyond: Charter service continues to take off.


100% PURE SUNSHINE
SCENIC ATTRACTIONS
VIBRANT SHIRT PATTERN
= TOURIST
360° OF FUN
LOCAL FLORA

CHARTING A COURSE.

Maximizing operational potential.

WestJet's business can be highly cyclical due to weaker demand for travel within Canada during the country's coldest months. Since the winter season is the slowest period for domestic operations, WestJet has improved its earnings potential during this time with the introduction of transborder markets and increased charter flying.

International charter flights generally operate during off-peak hours to ensure that scheduled domestic and transborder services are not impacted while simultaneously maximizing available capacity.

With the greater utilization capabilities of the Boeing Next-Generation 737 fleet, WestJet is capitalizing on revenue opportunities through the addition of more charter services. Through its charter arrangements, WestJet flies to 27 destinations in the United States, Mexico and the Caribbean.

WestJet's charter partners.

In August 2003, WestJet entered into a two-year agreement with Transat A.T. Incorporated's two main tour operators – World of Vacations and Air Transat Holidays – to charter a number of Next-Generation 737 aircraft and crews for specific routes from several Canadian cities. This agreement generated more than $30 million in revenue during its first season from November 2003 to April 2004, and is expected to generate approximately $65 million between November 2004 and April 2005.



100% COOL


AMOUNT = EXPOSURE

CURRENT CHARTER DESTINATIONS

CAMAGUEY
CANCUN
CAYO COCO
CAYO LARGO DEL SUR
CIENFUEGOS
COZUMEL
HOLGUIN
LA ROMANA
LAS VEGAS
MANZANILLO
MAZATLAN
MONTEGO BAY
PANAMA CITY
PROVIDENCIALES
PUERTO PLATA
PUERTO VALLARTA
PUNTA CANA
ROATAN
ST. MAARTEN
SAN JOSE DEL CABO
SAN JUAN
SAN SALVADOR
SANTA CLARA
SANTIAGO
SANTO DOMINGO
VARADERO
ZIHUATANEJO/IXTAPA









WESTJET TOURS THE WORLD.

Now it truly is WestJet's world. In addition to our regularly scheduled flights across Canada and into the United States, WestJet now serves 27 charter destinations in three regions: Mexico, the Caribbean and the United States.

Management's Report to the Shareholders





Top: Crystal Briggs, Sales Super Agent
Above: Doran Hanert, Project Manager, Airports

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When a choice of accounting methods exist, management has chosen those it deems conservative and appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis to ensure that the consolidated financial statements are presented fairly in all material respects. Financial information contained in the annual report is consistent, where appropriate, with the information and data contained in the consolidated financial statements. All information in the annual report is the responsibility of management.

Management has established systems of internal control, which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, assets are safeguarded, and transactions are properly authorized. The systems of internal control are further supported by an internal audit department whose functions include reviewing internal controls and their application.

The Board of Directors is responsible for the overall stewardship and governance of the Corporation, including ensuring management fulfills its responsibility for financial reporting and internal control, and reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors, comprised of non-management Directors, meets regularly with management, the internal auditors and the external auditors, to satisfy itself that each is properly discharging its responsibilities, and to review the consolidated financial statements. The Audit Committee reports its findings to the Board of Directors prior to the approval of such statements for issuance to the shareholders. The Audit Committee also recommends, for review by the Board of Directors and approval of shareholders, the re-appointment of the external auditors.

The consolidated financial statements have been audited by KPMG LLP, the external auditors, in accordance with generally accepted auditing standards on behalf of the shareholders. The auditors' report outlines the scope of their examination and sets forth their opinion. The external auditors have full and free access to the Audit Committee.

Clive J. Beddoe, Executive Chairman,
President and Chief Executive Officer

Alexander (Sandy) J. Campbell, FCGA
Executive Vice-President, Finance,
and Chief Financial Officer

Calgary, Alberta
February 10, 2005



Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of WestJet Airlines Ltd. as at December 31, 2004 and 2003 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Calgary, Canada
February 10, 2005

Consolidated Balance Sheets

WESTJET AIRLINES LTD.

December 31, 2004 and 2003
(Stated in Thousands of Dollars)

	2004	2003
Assets		
Current assets:		
Cash and cash equivalents	$ 148,532	$ 241,384
Accounts receivable	12,814	11,781
Income taxes recoverable	2,854	–
Prepaid expenses and deposits	25,493	19,928
Inventory	5,382	3,764
	195,075	276,857
Property and equipment (note 2)	1,601,546	1,140,226
Other assets (note 3)	80,733	59,775
	$ 1,877,354	$ 1,476,858
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 91,885	$ 82,822
Income taxes payable	–	9,820
Advance ticket sales	81,991	58,086
Non-refundable guest credits	26,704	21,718
Current portion of long-term debt (note 4)	97,305	59,334
Current portion of obligations under capital lease (note 6)	6,564	6,297
	304,449	238,077
Long-term debt (note 4)	905,631	589,531
Obligations under capital lease (note 6)	–	7,015
Long-term liabilities (note 5)	10,000	–
Future income tax (note 8)	67,382	61,423
	1,287,462	896,046
Shareholders' equity:		
Share capital (note 7(b))	390,469	376,081
Contributed surplus (note 7(g))	21,977	–
Retained earnings	177,446	204,731
	589,892	580,812
Subsequent events (note 7 and 9)		
Commitments and contingencies (notes 6 and 9)		
	$ 1,877,354	$ 1,476,858

See accompanying notes to consolidated financial statements.

On behalf of the Board:





Clive Beddoe, Director

Wilmot Matthews, Director

WESTJET AIRLINES LTD.

Years ended December 31, 2004 and 2003
(Stated in Thousands of Dollars, Except Per Share Data)

	2004	2003
Revenues:		
Guest revenues	$ 933,407	$ 794,450
Charter and other	119,332	65,146
Interest income	5,251	4,003
	1,057,990	863,599
Expenses:		
Aircraft fuel	241,473	155,756
Airport operations	173,397	122,066
Flight operations and navigational charges	148,396	104,955
Amortization (note 2)	126,338	63,208
Sales and marketing	83,948	57,871
Maintenance	78,283	75,718
General and administration	62,882	46,105
Interest expense	44,109	24,915
Inflight	43,705	32,146
Aircraft leasing	41,239	44,179
Customer service	24,119	22,213
	1,067,889	749,132
Earnings (loss) from operations	(9,899)	114,467
Non-operating expense (income):		
Loss on foreign exchange	3,224	1,848
Gain on disposal of property and equipment	(63)	(631)
	3,161	1,217
Employee profit share (note 9(b))	2,916	15,855
Earnings (loss) before income taxes	(15,976)	97,395
Income tax expense (recovery) (note 8):		
Current	(4,771)	11,264
Future	5,963	25,592
	1,192	36,856
Net earnings (loss)	(17,168)	60,539
Retained earnings, beginning of year	204,731	144,192
Change in accounting policy (note 1(m))	(10,117)	-
Retained earnings, end of year	$ 177,446	$ 204,731
Earnings (loss) per share (note 7(d)):		
Basic	$ (0.14)	$ 0.52
Diluted	$ (0.14)	$ 0.52

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

WESTJET AIRLINES LTD.

Years ended December 31, 2004 and 2003
(Stated in Thousands of Dollars)

	2004	2003
Cash provided by (used in):		
Operating activities:		
Net earnings (loss)	$ (17,168)	$ 60,539
Items not involving cash:		
Amortization	126,338	63,208
Gain on disposal of property and equipment	(63)	(631)
Stock-based compensation expense	12,305	–
Issued from treasury stock	–	3,063
Future income tax	5,963	25,592
	127,375	151,771
Decrease in non-cash working capital	16,697	40,646
	144,072	192,417
Financing activities:		
Increase in long-term debt	429,890	466,353
Repayment of long-term debt	(75,819)	(49,158)
Increase in long-term liabilities	10,000	–
Issuance of common shares	13,949	165,545
Share issuance costs	(10)	(6,297)
Increase in other assets	(23,711)	(25,101)
Decrease in obligations under capital lease	(6,381)	(6,498)
	347,918	544,844
Investing activities:		
Aircraft additions	(546,242)	(564,130)
Other property and equipment additions	(41,545)	(34,249)
Other property and equipment disposals	2,945	2,092
	(584,842)	(596,287)
Increase (decrease) in cash	(92,852)	140,974
Cash, beginning of year	241,384	100,410
Cash, end of year	$ 148,532	$ 241,384

Cash is defined as cash and cash equivalents.

See accompanying notes to consolidated financial statements.

WESTJET AIRLINES LTD.

Years ended December 31, 2004 and 2003
(Tabular Amounts are Stated in Thousands of Dollars, Except Per Share Data)

1. Significant accounting policies:

(a) Basis of presentation:

These consolidated financial statements include the accounts of WestJet Airlines Ltd. (the "Corporation") and its wholly owned subsidiaries, as well as the accounts of two special-purpose entities, which are utilized to facilitate the financing of aircraft. The Corporation has no equity ownership in the special-purpose entities; however, the Corporation is the primary beneficiary of the special-purpose entities' operations. All intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions, such as amounts relating to amortization, non-refundable guest credits, and future taxes, that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

(b) Cash and cash equivalents:

Cash and cash equivalents are comprised of cash and all investments that are highly liquid in nature and have a maturity date of three months or less.

As at December 31, 2004 cash and cash equivalents include US $4,251,000 (2003 - $nil) of restricted cash.

(c) Revenue recognition:

Guest revenue is recognized when air transportation is provided. Tickets sold but not yet used are included in the consolidated balance sheet as advance ticket sales under current liabilities.

(d) Tri-branded credit card:

The Corporation earns revenue under the tri-branded credit card agreement. Net retail sales revenue is recognized at the time the transaction occurs. Revenue related to account activations is deferred and not recognized until the credit file issued for the new activation is used or expires.

(e) Non-refundable guest credits:

The Corporation, under certain circumstances, may issue future travel credits which are non-refundable and which expire one year from the date of issue. The utilization of guest credits is recorded as revenue when the guest has flown or upon expiry.

(f) Foreign currency:

Monetary assets and liabilities, denominated in foreign currencies, are translated into Canadian dollars at rates of exchange in effect at the balance sheet date. Non-monetary assets and revenue and expense items are translated at rates prevailing when they were acquired or incurred. Foreign exchange gains and losses are included in earnings.

(g) Inventory:

Materials and supplies are valued at the lower of cost and replacement value. Aircraft expendables and consumables are expensed as acquired.

WESTJET AIRLINES LTD.

Years ended December 31, 2004 and 2003
(Tabular Amounts are Stated in Thousands of Dollars, Except Per Share Data)

1. Significant accounting policies (continued):

(h) Deferred costs:

Sales and marketing and customer service expenses attributed to advance ticket sales are deferred and expensed in the period the related revenue is recognized. Included in prepaid expenses and deposits are $7,400,000 (2003 – $5,334,000) of deferred costs.

(i) Property and equipment:

Property and equipment are recorded at cost and depreciated to their estimated residual values. Aircraft under capital lease are initially recorded at the present value of minimum lease payments at the inception of the lease.

Asset	Basis	Rate
Aircraft net of estimated residual value – 700 series	Cycles	Cycles flown
Aircraft net of estimated residual value – 200 series	Flight hours	Hours flown
Ground property and equipment	Straight-line	5 to 25 years
Spare engines and parts net of estimated residual value – 700 series	Straight-line	20 years
Buildings	Straight-line	40 years
Aircraft under capital lease	Straight-line	Term of lease
Spare engines and parts net of estimated residual value – 200 series	Flight hours	Fleet hours flown
Leasehold improvements	Straight-line	Term of lease

Property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(j) Maintenance costs:

Maintenance and repairs, including major overhauls, are charged to operating expenses as they are incurred.

(k) Capitalized costs:

Costs associated with assets under construction are capitalized from inception through to commencement of commercial operations. Interest attributable to funds used to finance capital assets is capitalized to the related asset. Legal and financing costs for the loan facilities are capitalized to other long-term assets and amortized on a straight-line basis over the term of the related loan.

Costs of new route development are expensed as incurred.

(l) Future income tax:

The Corporation uses the liability method of accounting for future income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, calculated using the currently enacted or substantively enacted tax rates anticipated to apply in the period that the temporary differences are expected to reverse.

WESTJET AIRLINES LTD.

Years ended December 31, 2004 and 2003
(Tabular Amounts are Stated in Thousands of Dollars, Except Per Share Data)

1. Significant accounting policies (continued):

(m) Stock-based compensation plans:

On January 1, 2004 the Corporation changed its accounting policy related to stock options granted on or after January 1, 2002. Under the new policy, the Corporation determines the fair value of stock options on their grant date and records this amount as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. The Corporation retroactively adopted the changes, without restatement of prior periods, on January 1, 2004 which resulted in retained earnings decreasing by $10,117,000 and an offsetting entry to contributed surplus.

As new options are granted, the fair value of these options will be expensed over the vesting period, with an offsetting entry to contributed surplus. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. Upon the exercise of stock options, consideration received together with amounts previously recorded in contributed surplus is recorded as an increase in share capital.

Employee stock option compensation expense is included in flight operations and general and administration expenses and totalled $12,305,000 during the year ended December 31, 2004. This relates to the vesting during 2004 of the outstanding stock options issued on or after January 1, 2002 to officers and certain employees of the Corporation.

(n) Financial instruments:

Derivative financial instruments are utilized by the Corporation from time to time in the management of its foreign currency, interest rate and fuel price exposures. The Corporation's policy is not to utilize derivative financial instruments for trading or speculative purposes.

The Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Corporation also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. In the event a designated hedged item is considered ineffective, any deferred gains or losses would be recognized in earnings.

Gains or losses relating to derivatives that are hedges are deferred in other long-term assets and recognized in the same period and in the same financial category as the corresponding hedged transactions.

(o) Per share amounts:

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated based on the treasury stock method, which assumes that any proceeds obtained on the exercise of options would be used to purchase common shares at the average price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

(p) Comparative figures:

Certain prior-period balances have been reclassified to conform to the current period's presentation.

WESTJET AIRLINES LTD.

Years ended December 31, 2004 and 2003
(Tabular Amounts are Stated in Thousands of Dollars, Except Per Share Data)

2. Property and equipment:

2004	Cost	Accumulated depreciation	Net book value
Aircraft – 700 series	$ 1,282,308	$ 46,180	$ 1,236,128
Aircraft – 200 series	142,657	121,182	21,475
Ground property and equipment	109,334	34,586	74,748
Spare engines and parts – 700 series	52,641	4,777	47,864
Buildings	39,636	2,840	36,796
Aircraft under capital lease	31,304	26,781	4,523
Spare engines and parts – 200 series	24,397	16,523	7,874
Leasehold improvements	5,655	3,104	2,551
	1,687,932	255,973	1,431,959
Deposits on aircraft	156,943	–	156,943
Assets under construction	12,644	–	12,644
	$ 1,857,519	$ 255,973	$ 1,601,546

2003	Cost	Accumulated depreciation	Net book value
Aircraft – 700 series	$ 758,135	$ 17,265	$ 740,870
Aircraft – 200 series	152,487	70,424	82,063
Ground property and equipment	93,636	22,524	71,112
Spare engines and parts – 700 series	36,754	2,518	34,236
Buildings	39,474	1,852	37,622
Aircraft under capital lease	31,135	17,221	13,914
Spare engines and parts – 200 series	26,376	11,634	14,742
Leasehold improvements	5,055	2,377	2,678
	1,143,052	145,815	997,237
Deposits on aircraft	141,640	–	141,640
Assets under construction	1,349	–	1,349
	$ 1,286,041	$ 145,815	$ 1,140,226

The Corporation made the decision to accelerate the retirement dates of its older Boeing 737-200 aircraft to have all 200-series aircraft retired by the end of 2005 rather than in 2008 as planned under the previous schedule. As a result of the accelerated retirement dates on the 200-series aircraft, the Corporation evaluated the recoverability of the aircraft, related rotable parts and equipment and the 200-series simulator (the "200-series assets"). This analysis indicated the estimated undiscounted future cash flows generated by these 200-series assets on a specific-asset basis were less than their carrying values. As a result, the carrying values of the 200-series assets were reduced to fair market value and the resulting impairment loss of $47,577,000 was included in amortization expense. Management estimated fair market value using third-party appraisals and recent sales and leasing transactions with consideration made for the currently available market for 200-series assets.

During the year, interest costs of $3,675,000 (2003 – $4,666,000) were capitalized to Aircraft – 700 series.

WESTJET AIRLINES LTD.

Years ended December 31, 2004 and 2003
(Tabular Amounts are Stated in Thousands of Dollars, Except Per Share Data)

3. Other assets:

Included in other assets are financing fees of $34,870,000 (2003 – $22,588,000), net of accumulated amortization of $4,268,000 (2003 – $1,515,000) related to the facility for the purchase of 26 Boeing Next-Generation aircraft, unamortized hedge settlements of $16,238,000 (2003 – $17,630,000) related to the 10 leased Boeing Next-Generation aircraft, security deposits on aircraft and other leaseholds of $24,563,000 (2003 – $14,782,000), NAV Canada security deposit of $4,500,000 (2003 – $4,500,000) and other amounts totalling $562,000 (2003 – $275,000).

4. Long-term debt:

	2004	2003
$1,053,530,000 in 26 individual term loans, amortized on a straight-line basis over a 12-year term, repayable in quarterly principle instalments ranging from $768,000 to $955,000, guaranteed by the Ex-Im Bank, secured by 26 700-series aircraft, and maturing in 2014 through 2016. Twenty-five of these facilities include fixed rate weighted average interest at 5.46%. The remaining facility totaling $40,372,000 bears a floating interest rate at the Canadian LIBOR rate plus 0.08% (effective interest rate of 2.84% as at December 31, 2004) until the first scheduled repayment date in February 2005, after such time the interest rate on the loan will be fixed at a rate of 5.92% for the remaining term of the loan	$ 954,674	$ 600,047
$26,000,000 in two term loans, repayable in monthly instalments ranging from $106,000 to $156,000 including floating interest at the bank's prime rate plus 0.88% with an effective interest rate of 5.13% as at December 31, 2004, with varying maturities ranging between July 2008 and July 2013, secured by two Next-Generation flight simulators and cross-collateralized by one 200-series aircraft	21,684	23,751
$12,000,000 term loan, repayable in monthly instalments of $108,000 including interest at 9.03%, maturing April 2011, secured by the Calgary hangar facility	11,075	11,360
$22,073,000 in six individual term loans, repayable in monthly instalments ranging from $25,000 to $87,000 including fixed rate weighted average interest at 8.43% all maturing in October 2005, secured by three 200-series aircraft	5,301	9,390
$4,550,000 term loan repayable in monthly instalments of $50,000 including floating interest at the bank's prime rate plus 0.50%, with an effective interest rate of 4.75% as at December 31, 2004, maturing April 2013, secured by the Calgary hangar facility	3,899	4,317
$6,939,000 in 11 individual term loans, amortized on a straight-line basis over a five-year term, repayable in monthly principal instalments ranging from $29,000 to $33,000 including floating interest at the Canadian LIBOR rate plus 0.08%, with a weighted average effective interest rate of 2.78%, maturing in 2009, guaranteed by the Ex-Im Bank and secured by certain 700-series aircraft	6,303	–
	1,002,936	648,865
Less current portion	97,305	59,334
	$ 905,631	$ 589,531

WESTJET AIRLINES LTD.

Years ended December 31, 2004 and 2003
(Tabular Amounts are Stated in Thousands of Dollars, Except Per Share Data)

4. Long-term debt (continued):

The net book value of the property and equipment pledged as collateral for the Corporation's secured borrowings was $1,288,497,000 as at December 31, 2004 (2003 - $810,767,000).

Held within the special-purpose entities, as described in note 1, are liabilities of $1,178,239,000 and corresponding assets of $1,178,342,000, which are included in the consolidated financial statements.

Future scheduled repayments of long-term debt are as follows:

2005	$ 97,305
2006	92,163
2007	92,332
2008	97,625
2009	91,027
2010 and thereafter	532,484
	$ 1,002,936

The Corporation is charged a commitment fee of 0.125% per annum on the unutilized and uncancelled balance of the Export-Import Bank ("Ex-Im Bank") loan guarantees payable at specified dates and upon delivery of an aircraft, and is charged a 3% exposure fee on the financed portion of the aircraft price, payable upon delivery of an aircraft.

In 2004, the Corporation cancelled the remaining balance of the unutilized portion of the Ex-Im Bank final commitment totalling US $49.6 million, related to the first 26 purchased Boeing 737-700 aircraft delivered by the end of 2004. Ex-Im Bank has provided a preliminary commitment of US $415 million for 13 aircraft to be delivered in 2005 and 2006.

The Corporation has available a facility with a Canadian chartered bank for $8,000,000 (2003 - $8,000,000) for letters of guarantee. At December 31, 2004, letters of guarantee totaling $7,977,000 (2003 - $5,921,000) have been issued under these facilities. The credit facilities are secured by a general security agreement and an assignment of insurance proceeds.

Cash interest paid during the year was $42,346,000 (2003 - $21,938,000).

5. Long-term liabilities:

The Corporation recorded $10,000,000 (2003 - $Nil) of unearned revenue related to the tri-branded credit card for future net retail sales. The unearned revenue will be drawn down commencing in May 2005 under this five-year agreement.

WESTJET AIRLINES LTD.

Years ended December 31, 2004 and 2003
(Tabular Amounts are Stated in Thousands of Dollars, Except Per Share Data)

6. Leases:

The Corporation has entered into operating leases and agreements for aircraft, buildings, computer hardware and software licenses, satellite programming and capital leases relating to aircraft. The obligations are as follows (see note 9 for additional commitments):

	Capital Leases	Operating Leases
2005	$ 6,984	$ 81,992
2006	–	87,118
2007	–	85,434
2008	–	84,991
2009	–	82,706
2010 and thereafter	–	416,166
Total lease payments	6,984	$ 838,407
Less imputed interest at 8.09%	(420)	
Net minimum lease payments	6,564	
Less current portion of obligations under capital lease	(6,564)	
Obligations under capital lease	$ –	

The Corporation's capital leases are denominated in US dollars. The obligation in 2005 is US $5,800,000.

Included in operating leases are US dollar operating leases primarily related to aircraft. The obligations of these operating leases in US dollars are 2005 – $58,312,000, 2006 – $66,776,000, 2007 – $66,711,000, 2008 – $66,711,000, 2009 – $66,711,000, 2010 and thereafter – $330,083,000.

Subsequent to December 31, 2004, the Corporation entered into an agreement with an independent third party to lease three 737-700 aircraft to be delivered during January to March 2005 for an eight-year term in US dollars. The Corporation also entered into arrangements to lease five 737-800 aircraft to be delivered during April to June 2005 for a term of 10 years in US dollars with another independent third party.

7. **Share capital:**

The non-voting common shares and the non-voting preferred shares are subject to limitations to be fixed by the Board of Directors.

(a) Authorized:

Unlimited number of voting common shares
Unlimited number of non-voting shares
Unlimited number of non-voting first, second and third preferred shares

WESTJET AIRLINES LTD.

Years ended December 31, 2004 and 2003
(Tabular Amounts are Stated in Thousands of Dollars, Except Per Share Data)

7. Share capital (continued):

(b) Issued:

	2004		2003	
	Number	Amount	Number	Amount
Common shares:				
Balance, beginning of year	123,882,490	$ 376,081	112,349,414	$ 211,564
Common share issue	–	–	9,279,000	150,011
Exercise of options	1,611,721	13,949	1,672,007	12,472
Stock-based compensation expense	–	445	–	–
Issued from treasury (see note 7(e))	–	–	582,069	6,125
Issued on rounding of stock split	3,196	–	–	–
Share issuance costs		(10)		(6,297)
Tax benefit of issue costs		4		2,206
Balance, end of year	**125,497,407**	**$ 390,469**	**123,882,490**	**$ 376,081**

On May 7, 2004, the common shares of the Corporation were split on a three-for-two basis. All number of shares and per share amounts have been restated to reflect the stock split.

(c) Stock Option Plan:

The Corporation has a Stock Option Plan, whereby up to a maximum of 12,450,000 common shares may be issued to officers and employees of the Corporation subject to the following limitations:

(i) the number of common shares reserved for issuance to any one optionee will not exceed 5% of the issued and outstanding common shares at any time;

(ii) the number of common shares reserved for issuance to insiders shall not exceed 10% of the issued and outstanding common shares; and

(iii) the number of common shares issuable under the Plan, which may be issued within a one-year period, shall not exceed 10% of the issued and outstanding common shares at any time.

Stock options are granted at a price that equals the market value, have a term of four years and vest on either the first, second or third anniversary from the date of grant.

Subsequent to December 31, 2004, the Corporation issued 125,106 stock options that have a term of four years and vest on the first anniversary from the grant date.

Changes in the number of options, with their weighted average exercise prices, are summarized below:

	2004		2003	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Stock options outstanding, beginning of year	9,809,753	$ 10.78	8,713,782	$ 9.99
Granted	2,927,875	15.73	2,905,688	11.21
Exercised	(1,959,002)	9.42	(1,672,006)	7.46
Cancelled	(96,544)	12.83	(137,711)	10.63
Stock options outstanding, end of year	**10,682,082**	**$ 12.37**	**9,809,753**	**$ 10.78**
Exercisable, end of year	**4,694,357**	**$ 10.88**	**1,384,362**	**$ 9.10**

WESTJET AIRLINES LTD.

Years ended December 31, 2004 and 2003
(Tabular Amounts are Stated in Thousands of Dollars, Except Per Share Data)

7. Share capital (continued):

The following table summarizes the options outstanding and exercisable at December 31, 2004:

Outstanding Options				Exercisable Options	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$7.33 - $9.79	3,390,986	0.36	$ 9.75	3,390,986	$ 9.75
$10.54 - $11.21	2,822,581	2.36	11.21	–	–
$12.82 - $18.41	4,468,515	2.63	15.08	1,303,371	13.82
	10,682,082	**1.85**	**$ 12.37**	**4,694,357**	**$ 10.88**

At the Annual and Special Meeting held in April 2004, Shareholders approved the new 2004 stock option plan and an amendment to the 2003 stock option plan. The terms of the approved plans allow the holders of vested options a cashless settlement alternative whereby the option holder can either (a) elect to receive shares by delivering cash to the Corporation in the amount of the options or (b) elect to receive a number of shares equivalent to the difference between the market value of the options and the aggregate exercise price. For the 12 months ended December 31, 2004, option holders exercised 449,635 options on a cashless settlement basis and received 102,354 shares.

(d) Per share amounts:

The following table summarizes the common shares used in calculating net earnings (loss) per common share:

	2004	2003
Weighted average number of common shares outstanding – basic	125,071,208	115,470,464
Effect of dilutive employee stock options	–	1,984,846
Weighted average number of common shares outstanding – diluted	**125,071,208**	**117,455,310**

For the year ended December 31, 2004, a total of 10,682,082 options were not included in the calculation of dilutive potential common shares as the result would be anti-dilutive.

(e) Employee Share Purchase Plan:

The Corporation has an Employee Share Purchase Plan ("ESPP") whereby the Corporation matches every dollar contributed by each employee. Under the terms of the ESPP, employees may contribute up to a maximum of 20% of their gross pay and acquire common shares of the Corporation at the current fair market value of such shares.

The Corporation has the option to acquire common shares on behalf of employees through open market purchases or from treasury at the current market price. For the period January to April 2003, shares under the ESPP were issued from treasury at the current market price. Included in Share Capital in 2003 is $3,063,000 of common shares (2004 – $nil) representing the Corporation's matching contribution from treasury for employee contributions, for which no cash was exchanged. Subsequent to this period, the Corporation elected to purchase these shares through the open market and will continue to review this option in the future. Current market price for common shares issued from treasury is determined based on the weighted average trading price of the common shares on the Toronto Stock Exchange for the five trading days preceding the issuance.

Shares may be withdrawn from the ESPP after being held in trust for one year. Employees may offer to sell common shares, which have not been held for at least one year, on January 1 and July 1 of each year, to the Corporation for 50% of the then current market price.

The Corporation's share of the contributions is recorded as compensation expense and amounted to $18,655,000 (2003 – $13,824,000).

WESTJET AIRLINES LTD.

Years ended December 31, 2004 and 2003
(Tabular Amounts are Stated in Thousands of Dollars, Except Per Share Data)

7. Share capital (continued):

(f) Stock-based compensation:

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used to determine the fair market value of options granted during the years ended December 31:

	2004	2003
Weighted average fair market value per option	$ 5.83	$ 5.69
Average risk-free interest rate	3.7%	3.9%
Average volatility	45%	40%
Expected life (years)	3.5	3.5
Dividend per share	$ 0.00	$ 0.00

(g) Contributed surplus:

Changes to contributed surplus were as follows:

	2004
Balance, beginning of year	$ –
Stock-based compensation – adoption	10,117
Stock-based compensation expense	12,305
Stock-options exercised	(445)
Balance, end of year	$ 21,977

8. Income taxes:

Income taxes vary from the amount that would be computed by applying the basic Federal and Provincial tax rate of 35.38% (2003 – 37.96%) to earnings (loss) before income taxes as follows:

	2004	2003
Expected income tax provision	$ (5,652)	$ 36,975
Add (deduct):		
Non-deductible expenses	986	748
Non-deductible stock-based compensation	4,329	–
Large corporation tax and capital taxes	3,721	1,659
Future tax rate reductions	(1,739)	(2,526)
Other	(453)	–
	$ 1,192	$ 36,856

The components of the net future income tax liability are as follows:

	2004	2003
Future income tax asset:		
Share issue costs	$ 2,165	$ 2,776
Future income tax liability:		
Property and equipment	69,547	64,199
Net future income tax liability	$ 67,382	$ 61,423

Cash taxes paid during the year were $7,903,000 (2003 – $9,426,000).

WESTJET AIRLINES LTD.

Years ended December 31, 2004 and 2003
(Tabular Amounts are Stated in Thousands of Dollars, Except Per Share Data)

9. Commitments and contingencies:

(a) Aircraft:

Under the terms of the 10 Boeing Next-Generation aircraft lease agreements, the Corporation received a 737-700 engine for use throughout the period of the leases. Subject to the Corporation's compliance with the terms of the lease agreements, title to the engine will pass to the Corporation at the end of the final lease term. The Corporation has also obtained options to lease an additional 10 Boeing Next-Generation aircraft to be delivered prior to the end of 2006.

The Corporation has also entered into agreements to purchase 47 Boeing Next-Generation aircraft, 26 of which were received by year-end 2004. These agreements provide the Corporation with the option to purchase an additional 27 aircraft for delivery prior to the end of 2008.

The Corporation has remaining commitments to purchase eight 737-600s and five 737-700s to be delivered over the course of 2005 and 2006.

Subsequent to December 31, 2004, the Corporation entered into an agreement with an independent third party to lease three 737-700 aircraft to be delivered during January to March 2005 for an eight-year term in US dollars. The Corporation also entered into arrangements to lease five 737-800 aircraft to be delivered during April to June 2005 for a term of 10 years in US dollars with another independent third party. These obligations have been included in note 6.

The Corporation has signed an agreement with Aviation Partners Boeing to install Blended Winglet Technology on all of the Corporation's committed Boeing Next-Generation 737-700 and 737-800 series aircraft, including leased aircraft, over the next six years, with the option to install the technology on future aircraft deliveries as requested.

The Corporation has an amended agreement with LiveTV for an eight-year term to install, maintain and operate live satellite television on all aircraft with the option to install the system on future aircraft deliveries. This agreement has an exclusivity clause for six years within Canada from the date of the original agreement in 2003.

The Corporation has signed an agreement with Bell ExpressVu for a seven-year term to provide satellite programming. The agreement commenced in 2004 and can be renewed for an additional five years.

The remaining estimated amounts to be paid in deposits and purchase prices in US dollars relating to the purchases of the remaining 13 aircraft, live satellite television systems and winglets are 2005 – $239,987,000 and 2006 – $155,978,000.

The Corporation also has an agreement to purchase a Next-Generation flight simulator and fixed-based trainer. The obligations in Canadian dollars are 2005 – $13,002,000 and 2006 – $1,456,000.

(b) Employee profit share:

The Corporation has an employee profit sharing plan whereby eligible employees participate in the pre-tax operating income of the Corporation. The profit share ranges from a minimum of 10% to a maximum of 20% of earnings before employee profit share and income taxes. The amounts paid under the plan are subject to prior approval by the Board of Directors.

WESTJET AIRLINES LTD.

Years ended December 31, 2004 and 2003
(Tabular Amounts are Stated in Thousands of Dollars, Except Per Share Data)

9. Commitments and contingencies (continued):

(c) Contingencies:

A Fresh as Amended Statement of Claim was filed by Air Canada and ZIP Air Inc. in the Ontario Superior Court on December 23, 2004 against the Corporation, two officers, two employees, two former officers and one former employee (the "Defendants"). The principal allegations are that the Defendants unlawfully obtained confidential flight load and load factor information from Air Canada's employee travel website and, as a result, the Plaintiffs have suffered damages and the Defendants have benefited from having access to the alleged confidential information. The Plaintiffs are seeking damages, aggregating $220 million, but the Plaintiffs have provided no details or evidence to substantiate their damages claim.

A Statement of Claim was also filed by Jetsgo Corporation in the Ontario Superior Court on October 15, 2004 against the Corporation, an officer, and a former officer (the "defendants"). The principal allegations are that the defendants conspired together to unlawfully obtain Jetsgo's proprietary information and to use this proprietary information to harm Jetsgo and benefit WestJet. The Plaintiff is seeking damages, in an amount to be determined plus $50 million, but the Plaintiff has provided no details or evidence to substantiate its claim.

Based on the results to date of (i) an internal investigation, (ii) advice from independent industry experts, and (iii) cross-examinations of witnesses in the Air Canada proceedings, management believes the amounts claimed are substantially without merit. The amount of loss, if any, to the Corporation as a result of these two claims cannot be reasonably estimated. The defense and investigation of these claims are continuing.

The Corporation is party to other legal proceedings and claims that arise during the ordinary course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material effect upon the Corporation's financial position, results of operations or cash flows.

10. Financial instruments and risk management:

(a) Fuel risk management:

The Corporation periodically utilizes short-term and long-term financial and physical derivative instruments to mitigate its exposure to fluctuations in jet fuel prices. At December 31, 2004 none of these arrangements were in effect.

(b) Foreign currency exchange risk:

The Corporation is exposed to foreign currency fluctuations as certain ongoing expenses are referenced to US dollar denominated prices. The Corporation periodically uses financial instruments, including foreign exchange forward contracts and options, to manage its exposure. At December 31, 2004 none of these arrangements were in effect.

Included in cash and cash equivalents at December 31, 2004 is US $28,440,000 (2003 – US $29,942,000).

WESTJET AIRLINES LTD.

Years ended December 31, 2004 and 2003
(Tabular Amounts are Stated in Thousands of Dollars, Except Per Share Data)

10. Financial instruments and risk management (continued):

(c) Interest rate risk:

The Corporation is exposed to interest rate fluctuations on variable interest rate debt (see note 4).

(d) Credit risk:

The Corporation does not believe it is subject to any significant concentration of credit risk. Most of the Corporation's receivables result from tickets sold to individual guests through the use of major credit cards and travel agents. These receivables are short-term, generally being settled shortly after the sale. The Corporation manages the credit exposure related to financial instruments by selecting counter parties based on credit ratings, limiting its exposure to any single counter party and monitoring the market position of the program and its relative market position with each counter party.

(e) Ontario Teachers' Financing Agreement:

The Corporation had an agreement with Ontario Teachers' Pension Plan Board ("Ontario Teachers") for the right to require Ontario Teachers to purchase up to $100,000,000 of common shares, which expired on August 29, 2004 and was extended to September 10, 2004. The Corporation elected not to exercise the financing agreement and has included the 1% annual standby fee in general and administration expenses for the year ended December 31, 2004.

(f) Fair value of financial instruments:

The carrying amounts of financial instruments included in the balance sheet, other than long-term debt, approximate their fair value due to their short term to maturity.

At December 31, 2004, the fair value of long-term debt was approximately $1.1 billion (2003 - $667 million). The fair value of long-term debt is determined by discounting the future contractual cash flows under current financing arrangements at discount rates which represent borrowing rates presently available to the Corporation for loans with similar terms and maturity.

WestJet Executive Team



Donald Bell. Executive Vice-President, Customer Service.



Sandy Campbell. Executive Vice-President, Finance and Chief Financial Officer.





Clive Beddoe. Executive Chairman, President and Chief Executive Officer.

Board of Directors

Clive J. Beddoe
Executive Chairman, President and CEO, WestJet Airlines Ltd.

Thomas (Tim) Morgan
Executive Vice-President, Operations, WestJet Airlines Ltd.

James Homeniuk
Aircraft Maintenance Engineer and P.A.C.T. Representative, WestJet

Ron Greene
Lead Director
President, Tortuga Investment Corp.

Wilmot Matthews
President, Marjad Inc.

Murph N. Hannon
President, Murcon Development Ltd.

Allan Jackson
President and CEO, Arci Ltd.
President and CEO, Jackson Enterprises Inc.

Donald A. MacDonald
President, Sanjel Corporation

Larry Pollock
President and Chief Executive Officer, Canadian Western Bank and Canadian Western Trust

Corporate Officers

Clive J. Beddoe
Executive Chairman, President and Chief Executive Officer

Alexander (Sandy) J. Campbell, FCGA
Executive Vice-President, Finance, Chief Financial Officer

Thomas (Tim) Morgan
Executive Vice-President, Operations

Donald Bell
Executive Vice-President, Customer Service

Sean Durfy
Executive Vice-President, Marketing and Sales





Tim Morgan. Executive Vice-President, Operations.

Sean Durfy. Executive Vice-President, Marketing and Sales.



Fred Ring. Executive Vice-President, People.

Transfer Agent and Registrar:
CIBC Mellon Trust Company
Toll Free Phone Number:
North America: 1-800-387-0825
Outside North America: 416-643-5500
Email: inquiries@cibcmellon.com
Website: www.cibcmellon.com

Auditors:
KPMG LLP, Calgary, AB

Legal Counsel:
Burnet, Duckworth and Palmer LLP, Calgary, AB

Stock Exchange Listing:
WestJet is publicly traded on the Toronto Stock Exchange under the symbol WJA.
Investor Relations Contact Information:
Telephone: 1-877-493-7853 or 444-2252 in Calgary
Email: investor_relations@westjet.com

Head Office:
5055 11 St. NE, Calgary, Alberta, T2E 8N4
Phone: (403) 444-2600 Fax: (403) 444-2301

Annual and Special Meeting:

WestJet Airlines Ltd.'s Annual and Special Meeting will be held at 2:00 p.m. (MDT) on Wednesday, April 27, 2005 at WestJet's Hangar, 21 Aerial Place NE, Calgary, AB.





IT'S ALL ABOUT "WESTJETTITUDE."

The "can-do" attitude of WestJetters, mixed with our strong corporate culture, is one of our key competitive advantages, and a major reason more and more travellers choose WestJet. This WestJettitude is the fuel that will carry WestJet far into the future.



Form 52-109FT1 - Certification of Annual Filings during Transition Period

I, Clive J. Beddoe, WestJet Airlines Ltd, President and Chief Executive Officer, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of WestJet Airlines Ltd. (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: February 10, 2005



Clive J. Beddoe
President and Chief Executive Officer

Form 52-109F1 - Certification of Annual Filings

I, ***Clive J. Beddoe, WestJet Airlines Ltd., President and Chief Executive Officer***, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***WestJet Airlines Ltd.*** (the issuer) for the period ending ***December 31, 2005***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

    (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 9, 2006

"SIGNED"

Clive J. Beddoe
President and Chief Executive Officer

Form 52-109FT1 - Certification of Annual Filings during Transition Period

I, Alexander (Sandy) J. Campbell, WestJet Airlines Ltd, Senior Vice President, Finance, Chief Financial Officer, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of WestJet Airlines Ltd. (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: February 10, 2005



Alexander (Sandy) J. Campbell, FCGA
Executive Vice President, Finance and Chief Financial Officer

Form 52-109F1 - Certification of Annual Filings

I, ***Alexander (Sandy) J. Campbell, WestJet Airlines Ltd., Executive Vice President, Finance, Chief Financial Officer***, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **WestJet Airlines Ltd.** (the issuer) for the period ending ***December 31, 2005***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 9, 2006

"SIGNED"

Alexander (Sandy) J. Campbell, FCGA
Executive Vice-President, Finance and Chief Financial Officer

WESTJET AIRLINES LTD.

Instrument of Proxy
For Annual and Special Meeting of Shareholders

The undersigned shareholder of WestJet Airlines Ltd. (the "Corporation") hereby appoints Clive J. Beddoe, Chairman, President and Chief Executive Officer and a Director of the Corporation, of the City of Calgary, in the Province of Alberta or, failing him, Alexander (Sandy) J. Campbell, Senior Vice-President and Chief Financial Officer of the Corporation, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, ______________________________ ______________________________, as proxy of the undersigned, with full powers of substitution, to attend and act and vote for and on behalf of the undersigned at the Annual and Special Meeting of the shareholders of the Corporation (the "Meeting") to be held at 2:00 p.m. on Wednesday, April 27, 2005, and at any adjournment or adjournments thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxy's discretion, except as otherwise specified below.

All Proxies must indicate whether the Shareholder appointing a proxy is Canadian or non-Canadian. Failure to do so may invalidate this Proxy.

The undersigned hereby confirms that the undersigned is:

☐ Canadian ☐ Non-Canadian

If neither box above is marked, it will be assumed the undersigned is Non-Canadian.

"Canadian" means (a) a Canadian citizen or a permanent resident within the meaning of the Immigration Act (Canada), (b) a government in Canada or an agent of such a government, or (c) a corporation or other entity that is incorporated or formed under the laws of Canada or a province, that is controlled in fact by Canadians and of which at least 75%, or such lesser percentage as the Governor in Council may by regulation specify, of the voting interests are owned and controlled by Canadians.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this instrument of proxy in the following manner:

1. **FOR** ☐ **or AGAINST** ☐ an ordinary resolution setting the number of directors to be elected at the Meeting at nine (9).

2. **FOR** ☐ **or WITHHOLD FROM VOTING FOR** ☐ the election of the nominees set forth in the Information Circular - Proxy Statement of the Corporation dated March 16, 2005 (the "Information Circular") as directors of the Corporation.

3. **FOR** ☐ **or WITHHOLD FROM VOTING FOR** ☐ the appointment of KPMG LLP, Chartered Accountants, Calgary, Alberta, as auditors of the Corporation for the ensuing year and the authorization of the directors of the Corporation to fix their remuneration as such.

4. **FOR** ☐ **or AGAINST** ☐ an ordinary resolution approving the amendment to the 2003 Stock Option Plan, as described in the Information Circular.

5. **FOR** ☐ **or AGAINST** ☐ an ordinary resolution approving the 2005 Stock Option Plan, as described in the Information Circular.

6. **FOR** ☐ **or AGAINST** ☐ a special resolution to amend the Articles to increase the maximum size of the Board of Directors to thirteen (13).

7. At the discretion of the said proxyholders, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

This Instrument of Proxy is solicited on behalf of the management of the Corporation. The Common Shares represented by this Instrument of Proxy will be voted and, where the shareholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.

Each shareholder has the right to appoint a proxy, other than the persons designated above, who need not be a shareholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided above.

The undersigned hereby revokes any proxies heretofore given.

Dated this _____ day of _______________, 2005.

____
(signature of shareholder)

____
(name of shareholder - please print)

NOTES:

1. If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.

3. Persons signing as executors, administrators, trustees, etc. should so indicate and give their full title as such.

4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the Corporate Secretary of WestJet Airlines Ltd., c/o CIBC Mellon Trust Company, 600, 333 - 7th Avenue S.W., Calgary, Alberta T2P 2Z1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment thereof. A proxy is valid only at the meeting in respect of which it is given or any adjournment(s) of that meeting.

Notice of Annual General and Special Meeting of Shareholders

SHAREHOLDERS OF WESTJET AIRLINES LTD.

The Annual General and Special Meeting (the "Meeting") of holders of common voting shares ("Common Voting Shares") and variable voting shares ("Variable Voting Shares") (Common Voting Shares and Variable Voting Shares, collectively the "Voting Shares") of WestJet Airlines Ltd. ("WestJet" or the "Corporation") will be held at the WestJet Hangar, 21 Aerial Place N.E., Calgary, Alberta, T2E 8X7 Calgary, Alberta on Thursday, April 27, 2006 at 2:00 p.m. (Calgary time) for the following purposes:

1. To receive and consider the financial statements of the Corporation for the year ended December 31, 2005, the auditors' report thereon and the report of the Board of Directors;

2. To fix the number of Directors to be elected at the Meeting at nine (9);

3. To elect Directors;

4. To appoint auditors and to authorize the Directors to set their remuneration;

5. To consider, and if thought appropriate, to approve by ordinary resolution the Amendment to the 2003 Stock Option Plan, as more particularly described in the Management Proxy Circular dated March 24, 2006 (the "Information Circular");

6. To consider, and if thought appropriate, to approve by ordinary resolution the 2006 Stock Option Plan, as more particularly described in the Information Circular; and

7. To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying and forming part of this Notice.

It is important to us at WestJet that you exercise your vote at the Meeting. If you are unable to attend the Meeting in person please date and sign the enclosed Instrument of Proxy and mail it to or deposit it with the Corporate Secretary of the Corporation, c/o CIBC Mellon Trust Company, 600, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, fax 1-866-781-3111 (toll free within North America) or (416) 368-2502. In order to be valid and acted upon at the Meeting, Instruments of Proxy must be returned not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment thereof.

Shareholders are cautioned that the use of the mails to transmit proxies is at each shareholder's risk.

Our Board of Directors has fixed the record date for the Meeting at the close of business on March 24, 2006 (the "Record Date"). Only shareholders of record as at that date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those Voting Shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers his Voting Shares after the Record Date and the transferee of those Voting Shares establishes that he or she owns the Voting Shares and demands, not later than 10 days before the Meeting, that their name be included in the list of Shareholders entitled to vote at the Meeting, in which case that transferee shall be entitled to vote their Shares at the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS



Calgary, Alberta, Canada
March 24, 2006

Shawn E. Christensen
Corporate Secretary

WESTJET AIRLINES LTD.

Information Circular - Proxy Statement

for the Annual and Special Meeting to be held on Wednesday, April 27, 2005

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by the management of WestJet Airlines Ltd. (the "Corporation" or "WestJet") for use at the Annual and Special Meeting of the shareholders of the Corporation (the "Meeting") to be held on Wednesday, April 27, 2005 at 2:00 p.m. (Calgary time) at the WestJet Hangar, 21 Aerial Place N.E., Calgary, Alberta, T2E 8X7 and at any adjournment thereof, for the purposes set forth in the Notice of Annual and Special Meeting. Instruments of Proxy must be received by the Corporate Secretary of the Corporation, c/o CIBC Mellon Trust Company, 600, 333 - 7th Avenue, S.W., Calgary, Alberta, T2P 2Z1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the holding of the Meeting or any adjournment thereof. The Board of Directors of the Corporation has fixed the record date for the Meeting at the close of business on Thursday, March 24, 2005 (the "Record Date"). Only shareholders of the Corporation of record as at that date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers his shares after the Record Date and the transferee of those shares establishes that he owns the shares and demands, not later than 10 days before the Meeting that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

ALL PROXIES MUST ALSO INDICATE WHETHER THE SHAREHOLDER APPOINTING THE PROXY IS CANADIAN OR NON-CANADIAN. FAILURE TO DO SO MAY INVALIDATE THE PROXY.

The persons named in the enclosed form of proxy are Directors and/or officers of the Corporation. Each shareholder has the right to appoint a proxyholder other than the persons designated therein, who need not be a shareholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders who do not hold their Common Shares in their own name (referred to in this circular as "Beneficial Shareholders"). Beneficial Shareholders should note that only proxies deposited by shareholders whose names appear on the records of WestJet as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of WestJet. Those Common Shares will more likely be registered

under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of Beneficial Shareholders' Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominees for many Canadian brokerage firms). Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting shares for their clients. The Directors and officers of WestJet do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

Applicable statutory and regulatory policy requires intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of a shareholders' meetings. Each intermediary and broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. The majority of Canadian brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP or enter their voting instructions into an ADP telephone tabulation system. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote shares directly at the Meeting as Beneficial Shareholder's instructions must be communicated to ADP well in advance of the Meeting in order to have the shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

REVOCABILITY OF PROXY

A shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

EXERCISE OF DISCRETION BY PROXY

The shares represented by proxy in favor of management nominees shall be voted on any ballot at the Meeting and, where the shareholder specifies a choice with respect to any matter to be acted upon, the shares shall be voted on any ballot in accordance with that choice.

In the absence of instructions, the shares will be voted in favor of the matters to be acted upon. The persons appointed under the Instrument of Proxy furnished by the Corporation are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Proxy and Notice of Annual and Special Meeting. At the time of printing this Information Circular - Proxy Statement, management of the Corporation knows of no such amendment, variation or other matter.

Voting Instruction Card — Employee ESP Shares

Common Shares ("ESP Shares") purchased by employees of WestJet under the Employee Stock Purchase Plan (the "Purchase Plan") remain registered in the name of CIBC Mellon Trust Company, as trustee in accordance with the provisions of such plan, unless an employee has withdrawn their ESP Shares from the Purchase Plan.

Voting rights attached to the ESP Shares that are registered in the name of CIBC Mellon Trust Company, as trustee under the Purchase Plan, can be exercised by employees by indicating on the enclosed voting instruction card the necessary direction to CIBC Mellon Trust Company as to how they wish their ESP Shares to be voted at the Meeting. The ESP Shares will be voted pursuant to the directions of the beneficial owner and if no choice is specified for an item, CIBC Mellon Trust Company will vote the relevant shares in favour of that item. ESP Shares in respect of which a voting instruction card has not been signed and returned will not be voted.

The voting instruction card must be used only with respect to ESP Shares. In the event that an employee holds any shares other than ESP Shares, he or she must also complete the enclosed proxy form with respect to such shares. No proxy form is to be completed with respect to ESP Shares unless you have withdrawn such shares from the Purchase Plan and you or your dealer or agent hold a share certificate with respect thereto.

PERSONS MAKING THE SOLICITATION

This solicitation is made on behalf of the management of the Corporation. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual and Special Meeting and this Information Circular - Proxy Statement will be borne by the Corporation. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by Directors, officers and employees of the Corporation, who will not be specifically remunerated therefor.

RESTRICTIONS ON VOTING SECURITIES

WestJet's Articles provide restrictions with respect to subscription, issues, transfers or purchases which would cause WestJet to cease to be "Canadian" as defined in the *Canada Transportation Act.* The applicable provisions of the *Canada Transportation Act* require that WestJet, as a holder of scheduled domestic and scheduled international licenses be Canadian, that is, controlled in fact by Canadians and that at least 75% of its voting interests be owned and controlled by Canadians.

The definition of "Canadian" under Section 55 of the *Canada Transportation Act* may be summarized as follows:

(a) a Canadian citizen or a permanent resident within the meaning of the *Immigration Act* (Canada),

(b) a government in Canada or an agent of such a government, or

(c) a corporation or other entity that is incorporated or formed under the laws of Canada or a province, that is controlled in fact by Canadians and of which at least 75%, or such lesser percentage as the Governor in Council may by regulation specify, of the voting interests are owned and controlled by Canadians.

The constraints on ownership rights contained in the Corporation's Articles require WestJet to refuse to recognize all ownership rights which would otherwise be attached to any voting shares held contrary to such constrained share provisions, by deeming all such shares to be struck from the register of securities.

The Corporation's Articles also contain constraint provisions limiting voting rights such that at any meeting of shareholders of the Corporation, if more than 25% of the voting rights represented at the meeting are held, beneficially owned or controlled, directly or indirectly, by Non-Canadians, the voting rights attached to such shares shall be restricted on a pro rata basis such that the total number of votes which may be cast by or on behalf of Non-Canadians at such meeting will not be greater than 25% of the total votes cast at the Meeting.

The constraints described above do not apply to voting shares held by way of security only or to voting shares held by one or more underwriters solely for the purpose of distributing the shares to the public, or by any person acting as an intermediary in the payment of funds or the delivery of securities in connection with trades in securities and providing centralized facilities for the clearing of trades in securities.

The Articles of WestJet grant to the Board of Directors the powers necessary to give effect to the ownership restrictions, including all powers contemplated by the provisions of the *Business Corporations Act* (Alberta) and regulations thereunder relating to constrained share corporations.

WestJet has adopted certain procedures and processes in order to monitor the number of its voting shares owned by Canadians to ensure that the provisions of the *Canada Transportation Act* are complied with.

MATTERS TO BE ACTED UPON AT MEETING

Number of Directors

At the Meeting it is proposed that shareholders approve an ordinary resolution to fix the number of Directors to be elected at the Meeting at nine (9). There are presently nine (9) Directors of the Corporation, each of whom retire from office at the Meeting.

Election of Directors

At the Meeting it is proposed that nine (9) Directors be elected to hold office until the next annual meeting or until their successors are elected or appointed. There are presently nine (9) Directors of the Corporation, each of whom retire from office at the Meeting.

Unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favor of the election as Directors of the nine (9) nominees hereinafter set forth:

Clive J. Beddoe
Murph N. Hannon
Allan Jackson
Wilmot L. Matthews
L.M. (Larry) Pollock
Ronald G. Greene
James Homeniuk
Donald MacDonald
Thomas (Tim) W. Morgan

The name and municipality of residence of each person nominated for election as a Director, the number of voting securities of the Corporation beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in the Corporation, the period served as Director and the principal occupation of each are as follows:

Name and Municipality of Residence	Number of Common Shares Owned Beneficially or over which control or direction is exercised	Position or Office with the Corporation	Principal Occupation
Clive J. Beddoe Calgary, Alberta	6,060,773 Common Shares	Chairman, and Director since June, 1995	President and Chief Executive Officer of the Corporation and Chairman, The Hanover Group of Companies.
Thomas (Tim) W. Morgan Calgary, Alberta	1,328,387 Common Shares	Executive Vice-President, Operations since December, 1997 and Director since September, 1996	Senior Vice-President, Operations of the Corporation and President, Morgan Air Services Co. Ltd., a private air charter company.
James Homeniuk[4] Calgary, Alberta	14,310 Common Shares	WestJet Aircraft Maintenance Engineer since February, 1999 and a Director since April, 2003	WestJet Aircraft Maintenance Engineer since February, 1999; prior thereto, Aircraft Maintenance Engineer, Sunwest International Aviation, a private air charter service.
Ronald G. Greene[2] Calgary, Alberta	5,352,675 Common Shares	Lead Director since June, 1995	President, Tortuga Investment Corp., a private investment company.
Wilmot L. Matthews[1][3] Toronto, Ontario	3,386,871 Common Shares	Director since September, 1996	President, Marjad Inc., a private investment company.
Murph N. Hannon[1] Calgary, Alberta	976,505 Common Shares	Director since December, 1996	President, Murcon Development Ltd., a private investment company.
L.M. (Larry) Pollock[1][2] Edmonton, Alberta	6,975 Common Shares	Director since September, 1999	President and Chief Executive Officer, Canadian Western Bank and Canadian Western Trust.
Donald MacDonald[2][3] Calgary, Alberta	1,289,900 Common Shares	Director since September, 1999	President, Sanjel Corporation, a private oilfield services company.
Allan Jackson[3] Calgary, Alberta	6,020 Common Shares	Director since July, 2003	President and Chief Executive Officer, Arci Ltd., a private real estate investment company and Jackson Enterprises Inc., a private holding and consulting company.

Notes:

(1) Member of Audit Committee, which committee is required pursuant to the *Business Corporations Act* (Alberta).
(2) Member of Compensation Committee.
(3) Member of the Corporate Governance Committee.
(4) PACT nominee. See discussion on PACT under "Corporate Governance" below.
(5) The Corporation does not have an executive committee of its Board of Directors.

All of the foregoing persons have been engaged for more than five (5) years in their present principal occupations or other positions with the same or associated companies, except as otherwise noted.

The information as to shares beneficially owned, directly or indirectly or over which control or direction is exercised, is based upon information furnished to the Corporation by the respective nominees.

Appointment of Auditors

Unless otherwise directed, it is management's intention to vote the proxies in favor of an ordinary resolution to appoint the firm of KPMG LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Corporation until the next annual meeting of the shareholders and to authorize the Directors to fix their remuneration as such. KPMG LLP have been the Corporation's auditors since January, 1996.

Stock Option Plans

WestJet's compensation policies are designed to align the interest of its employees with those of the Corporation and WestJet Shareholders. WestJet attempts to achieve this objective by enhancing base salary, which generally is lower than that of peer employee groups, with incentive based plans which are tied to corporate performance. The result is that during periods of strong corporate performance employees benefit through profit sharing and stock appreciation, whereas during times of diminished corporate and industry performance, the performance based compensation plans automatically yield lower overall compensation cost to the Corporation. Traditionally it is in these difficult times that airlines have been hampered by restrictive higher fixed cost labour agreements. It is in these same times however, that WestJet's compensation plans provide a natural incentive to the employees to work to ensure that the challenging environment is overcome. Management believes that this philosophy, which is unique in the industry, has been a significant contributor to the Corporation's success to date.

In 2004, WestJet undertook to review its overall compensation plan with a goal that notwithstanding market volatility, shares reserved for issuance pursuant to options will not exceed 10% of the number of issued and outstanding shares. In this regard, the Board directed the Compensation Committee to review how the Corporation's compensation plan could be restructured within the stated parameters without jeopardizing the Corporation's historically successful overall compensation philosophy. For executives, senior management, and pilots, Options are designed to align them with the compensation philosophy of the other employee groups, while further enhancing the benefits of the performance based philosophy of the Corporation.

Terms of the Option Plans are designed to manage dilution within the commonly accepted guidelines of institutional shareholders; specifically, to always limit the number of Common Shares to be issued under the Corporation's Option Plans to not exceed 10% of the number of issued and outstanding Common Shares of the Corporation.

The Corporation has two share option plans (the "Plans") which permit the granting of options ("Options") to purchase Common Shares to officers and employees of the Corporation and its subsidiary and affiliated companies. The 2003 Plan currently limits the number of Common Shares that may be issued on exercise of Options to 9,150,000 Common Shares, of which 1,723,659 Common Shares (1.4% of those outstanding as at March 16, 2005) have been issued on exercise of Options, Options to purchase 5,523,026 Common Shares (4.4% of those outstanding as at March 16, 2005) are outstanding and 1,903,315 Common Shares are available for future grants. The 2004 Plan currently limits the number of Common Shares that may be issued on exercise of Options to 3,300,000 Common Shares, of which no Common Shares (0% of those outstanding as at March 16, 2005) have been issued on exercise of Options, Options to purchase 3,096,049 Common Shares (2.4% of those outstanding as at March 16, 2005) are outstanding and 203,951 Common Shares are available for future grants.

Options granted pursuant to the Plans have a term not to exceed five years and vest in such manner as determined by the Board of Directors of the Corporation. The exercise price of Options granted pursuant to the Plan is determined by the Board of Directors of the Corporation at the time of grant and will be equal to the weighted average trading price of the Common Shares on the Toronto Stock Exchange (or if not listed on the Toronto Stock Exchange, then such other stock exchange as the Common Shares may then be listed and as designated by the Board) for the five (5) trading days immediately prior to the date of grant. Options granted under the Plan are not transferable or assignable other than to personal representatives of the estate of the deceased optionee. The number of Common Shares issuable pursuant to Options granted under the Plan or any other stock compensation arrangements of the Corporation, within a one year period, shall not exceed, in respect of Common Shares issuable to insiders, 10% of the outstanding Common Shares nor, in the case of Common Shares issuable to any one insider, 5% of the outstanding Common Shares.

In order to minimize the level of dilution resulting from the Plans, the Corporation has introduced a "cashless" settlement alternative, whereby the value of the options at the time of exercise is settled by the surrendering of the options for "Substituted Rights" and the immediate conversion of those rights into Common Shares. The result of the cashless settlement is that dilution is significantly reduced by reducing the number of Shares that are issued under the Plans. As opposed to issuing a number of shares equivalent to the number of Options that have been exercised, the number of shares to be issued is to be determined by the following formula:

$$\text{Number of Common Shares} = \text{Number of Substituted Rights} \times \frac{(\text{Current Price} - \text{Exercise Price})}{\text{Current Price}}$$

where:

(a) "Current Price" means the closing price immediately prior to the exercise of the Options; and

(b) "Exercise Price" means the exercise price of the stock option.

By way of illustration, a holder exercising 1,000 options with an Exercise Price of $10.00 per Common Share when the Current Price is $15.00 per Common Share would receive, on a "cashless" exercise, 333 Common Shares ((1,000 x (15 – 10)) /15). The number of Common Shares reserved under the relevant option plan would then be reduced by 333 Common Shares.

The proposed 2005 Plan contains terms and conditions substantially the same as those of the Amended 2003 Plan, but as with the 2004 Plan, allows the Corporation, on an Optionee's exercise, to require the acceptance of "Substituted Rights" which convert immediately without cost to Common Shares.

If an option holder ceases to be an officer or employee of the Corporation or of a subsidiary or affiliated company for any reason (other than by reason of death or in accordance with Corporation's policies for voluntary or mandatory retirement in the case only of the proposed 2005 Plan) the optionee has a period of 60 days following the time he ceases to be an officer or employee to exercise options held to the extent that the optionee would be entitled to exercise the Options at the date of such cessation. In the event of death or retirement in accordance with the Corporation's policies, options previously granted continue to be exercisable on or before their expiry date.

The Board of Directors may at any time suspend or terminate the Plan and, subject to applicable regulatory approval, may amend or revise the terms of the Plan, provided that no amendment or revision may alter the terms of any Options under the Plan without the consent of such optionholders.

It is proposed to reduce the number of Common Shares reserved under the 2003 Plan to the number of Options currently outstanding under that Plan; namely 5,523,026 Common Shares.

It is also proposed to approve a 2005 Plan as a substitute for the 2004 Plan on the same terms and conditions as the 2004 Plan except to increase the number of Common Shares reserved under the 2005 Plan to 7,159,715 and to permit exercise following retirement in accordance with the Corporation's voluntary or mandatory retirement policies.

The aggregate number of Common Shares reserved for issuance under the 2003 Plan, as amended, and the 2005 Plan, if approved by shareholders, will be 12,682,741 Common Shares (approximately 10% of the issued and outstanding shares at the date hereof). The actual number of Common Shares issued will be deducted from the number of shares reserved and available for issuance under the 2003 Plan and 2005 Plan, as the case may be.

Approval of 2003 Stock Option Plan Amendment

As the Corporation will no longer be granting additional options under the 2003 Stock Option Plan, it is considered appropriate to move any capacity within the Corporation's targeted 10% limit of outstanding capital reserved for option exercises to the 2005 Stock Option Plan. In order to do so, it is proposed to reduce the number of Common Shares reserved under the 2003 Stock Option Plan to a number equivalent to the actual number of options currently outstanding. It is proposed that this change will be enacted by way of the following ordinary resolution of the Corporation:

> BE IT RESOLVED as an ordinary resolution of the shareholders of WestJet Airlines Ltd. that:
>
> 1. the WestJet Stock Option Plan – 2003 be amended by changing the maximum number of Common Shares which may be issued under the Plan to 5,523,026 Common Shares; and
>
> 2. any single officer or director of the Corporation be and is hereby authorized and instructed to execute all such instruments and carry out all such acts as are necessary to give effect to this resolution.

Approval of 2005 Stock Option Plan

Shareholders will be asked at the Meeting to consider an ordinary resolution, and if thought advisable, ratify and approve a new stock option plan (the "2005 Plan"). The 2005 Plan will, if approved, replace

the 2004 Stock Option Plan and govern the Options issued under that Plan. There currently remains reserved for issuance under the 2004 Plan 3,300,000 Common Shares.

The 2005 Plan contains terms and conditions substantially the same as those of the Amended 2003 Plan, but allows the Corporation, on an optionee's exercise, to require the acceptance of "Substituted Rights" which convert immediately without cost to Common Shares.

The 2005 Plan is proposed to provide for the issuance by the Corporation of up to 7,159,715 Common Shares (being approximately 5.6% of the Common Shares outstanding at the date hereof).

Shareholders are also being asked to give the Board of Directors the discretion to make such changes to the 2005 Plan as are required for compliance with the rules of the Toronto Stock Exchange.

Approval of the 2005 Plan requires approval of shareholders by ordinary resolution, being a majority of the votes cast by shareholders on the resolution.

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve the following ordinary resolution:

> BE IT RESOLVED, as an ordinary resolution of the Shareholders of WestJet Airlines Ltd. (the "Corporation") that:
>
> 1. the 2005 Share Option Plan, attached as Appendix "A" to the Corporation's Information Circular dated March 16, 2005, be and is hereby approved, in substitution for the Corporation's 2004 Share Option Plan; and
>
> 2. any officer or Director of the Corporation be and is hereby authorized and directed to execute, deliver and file all such documents and other instruments and to otherwise do and perform all such acts and things as are personally determined to be necessary or desirable for the implementation of this resolution.

If the 2005 Share Option Plan is not approved by Shareholders of the Corporation, the Board will be required to determine alternate means of compensation for certain officers and employees in the event that the Plans do not permit the grant of sufficient options for such purpose. Management does not believe that the current Plans permit the grant of sufficient options for compensation purposes. If the 2005 Option Plan is approved, the maximum number of Common Shares reserved for issuance under the Option Plans will not exceed 10% of the Corporation's issued and outstanding Common Shares.

A copy of the 2005 Plan is attached as Appendix "A" to this Information Circular.

Amendment to Articles – Increase in Maximum Board Size

The Articles of the Corporation currently provide that the Board shall be a minimum of three (3) and a maximum of eleven (11) Directors. Management and the Board are proposing a special resolution of shareholders to increase the maximum number of Directors to thirteen (13) Directors.

In recent years, the Corporation has significantly increased its network across Canada and the Canada/U.S. transborder market and the nature of the Corporation's business, from both an operation's and a governance perspective, has grown in complexity. The Board has determined that it is in the best interests of the Corporation to expand the number of members of the Board of Directors and consider a maximum of thirteen (13) to be an appropriate maximum. It is anticipated that all additional Directors,

will be independent Directors. Additional Directors will be able to serve on the various committees of the Corporation and to assist in the numerous duties of Directors of a corporation the size and complexity of WestJet.

The adoption of this special resolution requires approval by two-thirds of those voting on the resolution.

The proposed special resolution is as follows:

BE IT RESOLVED as a Special Resolution of the shareholders of WestJet Airlines Ltd. pursuant to subsection 173(1)(l) of the *Business Corporations Act* (Alberta) that:

1. The Articles of Incorporation of the Corporation be and they are hereby amended by the increase of the maximum number of Directors to thirteen (13).

2. The Directors of the Corporation are authorized to revoke this resolution before it is acted on without further approval of the shareholders.

3. Any single officer or Director of the Corporation be and is hereby authorized and instructed to execute all such instruments and carry out all such acts as are necessary to give effect to this resolution.

INFORMATION CONCERNING THE CORPORATION

Voting Shares and Principal Holders Thereof

As at March 16, 2005, 126,827,411 Common Shares of the Corporation were issued and outstanding, each such share carrying the right to one vote on a ballot at the Meeting. A quorum for the transaction of business at the Meeting is not less than two people present holding or representing not less than 10% of the shares entitled to be voted at the Meeting.

To the knowledge of the Directors and senior officers of the Corporation, as at March 16, 2005, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation except as set out in the table below:

	Number of Voting Shares	Percentage of Common Shares
The Canada Trust Company[(1)] Toronto, ON	18,683,200	14.7%
Fidelity[(2)] Boston, MA	18,241,050	14.7%

Notes:

(1) These shares are held beneficially for the Ontario Teachers' Pension Plan Board.

(2) Holdings reported to be controlled by Fidelity Management & Research Company (11,507,100) and Fidelity Management Trust Company (6,733,950). These share numbers are based on the latest public filing of Fidelity known to the Corporation; being an early warning report filed on May 4, 2004. These shares are understood to be held beneficially on behalf of certain direct or indirect subsidiaries of Fidelity.

Fidelity has advised the Corporation that as a matter of policy they do not provide confirmation of shareholdings otherwise than required by laws relating to disclosure.

EXECUTIVE COMPENSATION

Report from the Compensation Committee of the Board

The Compensation Committee of the Board of Directors for fiscal 2004 was composed of Ronald G. Greene (Chairman), Donald MacDonald and Larry Pollock.

The Compensation Committee meets from time to time each year for the purpose of reviewing overall compensation policy, and competitive compensation data provided by outside consultants. The Compensation Committee makes specific recommendations to the Board of Directors on salaries of executive officers and bonus and stock option allocations. In consultation with the Board of Directors, the Chairman of the Compensation Committee formally assesses the performance of the Chief Executive Officer each year using both financial and non-financial measurements. Recommendations of the Compensation Committee are reviewed and discussed by the full Board of Directors before final approval. Directors who are also executive officers of the Corporation are excused from the Compensation Committee and Director's meetings during any discussion of their compensation.

WestJet's compensation policies are founded on the principle that employee compensation should be aligned with the performance of the Corporation and therefore with shareholders' interests and that all employees are encouraged to become shareholders. The compensation policy is structured to minimize the fixed cost component of compensation, by generally paying slightly below industry based salaries while attempting to enhance overall compensation through incentive based plans, which are tied to corporate performance. Thus, during times of strong financial performance, WestJet's total compensation is above average. The compensation system is designed to allow the Corporation to offer a base salary that is manageable and affordable even when cost pressures in the industry are high, allowing WestJet to avoid the need to extract wage concessions from employees during difficult times. The terms of reference for the Compensation Committee were approved by the Board of Directors at the first Board meeting in 2004 and essentially provide that the committee will be composed of a minimum of three independent Directors. The committee at all times has the right to determine who shall and shall not be present at meetings of the committee. The committee is responsible for recommendations to the Board of Directors on matters of compensation philosophy and policies. The committee annually reviews and recommends the compensation of members of the executive team, recommends the grants of options and review and recommends the fees and benefits paid to Directors. The committee ensures that the annual performance appraisals for members for the executive team are completed. On an annual basis the committee ensures that provisions for effective succession are in place for the Corporation and reviewed with the Board of Directors.

Incentive Based Plans

The Corporation's incentive based plans are as follows:

- Employee Profit Sharing Plan
- Employee Stock Purchase Plan
- Stock Option Plans

Employee Profit Sharing Plan

All employees, including executive officers, are eligible for the employee profit sharing plan (the "Profit Plan"). The purpose of the Profit Plan is to reward employees at a level which is directly proportional to the profit margin being generated by WestJet from year to year.

This approach encourages all employees to focus on the bottom line of WestJet, whether by cost savings or gross revenue generation and rewards employees accordingly. Amounts payable under the Profit Plan are approved by the Board of Directors and are based on the results contained in WestJet's annual audited financial statements.

Employee Stock Purchase Plan

All employees, including executive officers, are encouraged to contribute a portion of their salary, to a maximum of 20%, to an employee stock purchase plan (the "Purchase Plan"). WestJet matches each dollar contributed by an employee to the Purchase Plan. The funds are then used to buy Common Shares on the open market or from treasury during each calendar month. With the contribution by the Corporation, employees are always able to acquire WestJet shares at a significant discount to the current market price which encourages proprietary and longer term thinking regardless of market or share price fluctuations. Currently, approximately 85% of WestJet employees participate in this plan. The Purchase Plan has been very successful in encouraging employees to become shareholders and in promoting the principle that the employee's best interests are compatible with the best interests of all shareholders.

Stock Option Plans

Executive management, senior management and pilots participate in the Stock Option Plans. Grants are made annually to plan participants at varying levels of participation consistent with the individual's level of responsibility. Annual grants, priced at market value at the date of grant, mitigate the effect of share price fluctuations on this form of compensation. Options granted in high share price environments are offset by those granted in years when share prices are lower. Employees receiving options thereby receive them at the average price over time and are therefore motivated to focus on the long-term growth in value of the Corporation and not to be distracted by short term market or sector fluctuations. Pilots have an agreement for the years 2002 through 2006, whereby they are annually entitled to a fixed dollar value of options (i.e. the number of options will be determined by the fixed dollar amount divided by the five day average trading price of the Corporation's Common Shares immediately prior to the date of grant) to acquire Common Shares. In 2004, the fixed dollar value for Captains was $105,000 and the fixed dollar value for the First Officers was $74,550. In each succeeding year until 2006 the fixed dollar value for Captains will be increased by $5,000 and the fixed dollar value for First Officers will be based on 71% of the fixed dollar value for Captains.

The Corporation has various arrangements with its most senior personnel whereby they are entitled to an annual fixed dollar value grant of options ranging between $40,000 and $125,000 for Senior Managers, $125,000 to $200,000 for Vice Presidents, $400,000 for Executive Vice Presidents and $1,300,000 for the President. The number of options received under these arrangements is determined by the fixed dollar amount entitlement divided by the five day weighted average trading price of the Corporation's Common Shares immediately prior to the date of grant.

All options granted to Pilots during the years 2002 through 2004 vest two years after the grant date and expire four years after the date of the grant and all other option grants vest one or three years after the grant date and expire four years after the date of grant.

The goal of the Board of Directors is to always limit the number of shares to be issued under the Corporation's option plans to not exceed 10% of the issued and outstanding number of shares of the Corporation.

Executive Compensation

In addition to the Purchase Plan, Profit Plan and Stock Option Plan discussed above, executive compensation consists of the following items:

- Executive Base Salaries
- Executive Bonus Plan

Executive Base Salaries

Executive base salaries are reviewed on an annual basis and, in compliance with the compensation policy, are generally below comparable salaries in the airline industry.

Submitted By:

Ronald G. Greene, Committee Chairman
L.M. (Larry) Pollock Donald MacDonald

Summary of Compensation

The following table sets forth the annual and long term compensation paid to the Chief Executive Officer, Chief Financial Officer and the three (3) next highly compensated executive officers of the Corporation (a "Named Executive Officer" or "Named Executive") for each of the last three fiscal years:

		Annual Compensation			Awards		
Name and Principal Position	Year Ending December	Salary ($)	Bonus ($)[2]	Other Annual Compensation ($)[3]	Restricted Shares or Restricted Share Units	Securities Granted Under Options (#)[4]	All Other Compensation ($)
Clive J. Beddoe	2004	234,000	75,260	46,865	Nil	60,837	Nil
Chairman, President	2003	220,000	105,054	43,992	Nil	85,613	240,551[5]
and Chief Executive Officer	2002	220,000	120,786	43,978	Nil	69,398	Nil
Alexander (Sandy) J.	2004	149,000	24,513	29,821	Nil	19,011	Nil
Campbell	2003	140,000	36,128	28,002	Nil	26,754	Nil
Executive Vice-President and Chief Financial Officer	2002	140,000	60,567	27,986	Nil	21,687	Nil
Donald Bell	2004	160,000	26,264	31,960	Nil	19,011	Nil
Executive	2003	150,000	38,708	30,004	Nil	26,754	Nil
Vice-President, Customer Service	2002	150,000	65,344	29,988	Nil	21,687	52,790[5]
Thomas (Tim) Morgan	2004	160,000	26,264	31,844	Nil	19,011	Nil
Executive	2003	150,000	38,708	30,004	Nil	26,754	52,790[5]
Vice-President, Operations	2002	150,000	65,344	29,988	Nil	21,687	Nil

Name and Principal Position	Year Ending December	Annual Compensation			Awards		All Other Compensation ($)
		Salary ($)	Bonus ($)[2]	Other Annual Compensation ($)[3]	Restricted Shares or Restricted Share Units	Securities Granted Under Options (#)[4]	
Fred Ring	2004	149,000	20,885	29,467	Nil	19,011	Nil
Executive	2003	115,000	21,858	22,905	Nil	22,295	Nil
Vice-President, People	2002	89,000	26,887	14,376	Nil	8,214	Nil

Notes:

(1) There are presently five (5) Named Executive Officers of the Corporation.
(2) Represents amounts received pursuant to the Employee Profit Sharing Plan and the Executive Bonus Plan.
(3) Represents amounts contributed by the Corporation pursuant to the Employee Stock Purchase Plan.
(4) Securities are adjusted for all stock splits.
(5) Payment pursuant to an option repricing agreement entered into at the time of the Corporation's initial public offering. Options were granted to the Named Executives and other WestJet executives in April, 1999 at an exercise price of $1.78 per share and vested at times following the initial public offering. As a condition of listing on The Toronto Stock Exchange, The Toronto Stock Exchange required that these options, amongst others, be repriced to the initial public offering price of $2.97 per share. The Corporation entered into option repricing agreements with these Named Executives and all other employees whose options were repriced to $2.97 to compensate the holders of repriced options for the after-tax consequences to them in circumstances where they may have otherwise exercised options when the market value thereof is in excess of $1.78 per share. Amounts are only payable under the option repricing agreements following vesting of the options if options are in-the-money and exercised or surrendered or if, at the Expiry Date, the market value of the common shares is between $1.78 and $2.97 and the options have not been exercised. Prices referenced in this footnote are adjusted for three 3:2 stock splits which have occurred since the grant of the subject options.

2004 Option Grants

The following table sets forth, with respect to the Named Executives, the number of Common Shares under option granted during the year ended December 31, 2004, percentage of the total options granted to all employees, officers and Directors during such year, the exercise price of such options, the market price of the Common Shares on the date of the grant and the expiry date of such options.

Name	Options Granted in 2004	% of Total Options Granted in 2004	Exercise Price[1]	Market Value of Common Shares on the Date of Grant	Expiry Date
Clive J. Beddoe Chairman, President and Chief Executive Officer	60,837	2.08%	$15.78	$15.78	May 5, 2008
Donald Bell Executive Vice-President, Customer Service	19,011	0.65%	$15.78	$15.78	May 5, 2008
Thomas (Tim) Morgan Executive Vice-President, Operations	19,011	0.65%	$15.78	$15.78	May 5, 2008

Name	Options Granted in 2004	% of Total Options Granted in 2004	Exercise Price[1]	Market Value of Common Shares on the Date of Grant	Expiry Date
Alexander (Sandy) J. Campbell Executive Vice-President and Chief Financial Officer	19,011	0.65%	$15.78	$15.78	May 5, 2008
Fred Ring Executive Vice-President, People	19,011	0.65%	$15.78	$15.78	May 5, 2008

Notes:

(1) Determined using the weighted average trading price for the five (5) trading days prior to the date of grant.

Summary of Executive Options

The following table sets forth, with respect to the Named Executives, the number of Common Shares acquired upon the exercise of options during the year ended December 31, 2004 and the aggregate value deemed realized upon the acquisition, the number of unexercised options and the value of the in-the-money options at December 31, 2004.

	2004 Options Exercised		Unexercised Options Outstanding December 31, 2004			
			Number of Options		Value of in-the-money Options[1][2]	
Name	Shares Acquired	Deemed Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Clive J. Beddoe Chairman, President and Chief Executive Officer	Nil	Nil	136,007	215,848	$349,828	$66,778
Donald Bell Executive Vice-President Customer Service	33,750	235,238	30,654	67,452	$67,396	$20,831
Thomas (Tim) Morgan Executive Vice-President, Operations	33,750	299,475	30,654	67,452	$67,396	$20,831
Alexander (Sandy) J. Campbell Executive Vice-President and Chief Financial Officer	34,115	253,650	15,326	67,452	$33,696	$20,831
Fred Ring, Executive Vice-President, People	Nil	Nil	14,436	49,520	$58,446	$24,165

Notes:

(1) The "market value" of the Corporation's Common Shares on December 31, 2004 was $11.99.
(2) Does not include the value of Option Repricing Agreements. See footnote 5 under "Summary of Compensation", above.

Securities Authorized for Issuance Under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under the Corporation's equity compensation plans as at December 31, 2004.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders[1]	10,682,082	$12.37	4,542,486
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	10,682,082	$12.37	4,542,486

Note:

(1) The Option Plans of the Corporation provide for a "cashless" exercise of options, at the election of the employee in the case of the 2003 Plan, and at the election of the employee or the Corporation in the case of the 2004 Plan. See "2005 Stock Option Plan", above, regarding details of the "cashless" exercise. In cases of a "cashless" exercise, a lesser number of Common Shares will always be issuable than the number of Options exercised. The Corporation will utilize its ability to require a "cashless" exercise in order to manage the available Common Shares issued under its Option Plans. Since the approval of the 2003 Plan and 2004 Plan on April 28, 2004, 2,704,290 Options eligible to be exercised on a cashless settlement basis for the purchase of Common Shares were exercised and resulted in the issuance of 861,400 Common Shares.

Profit Sharing Plan

The Corporation has adopted the Profit Plan effective January 1, 1996, as amended. The amount of the Corporation's annual contribution under the Profit Plan, if any, is discretionary to the Board of Directors. If the Board of Directors determines to make a contribution under the Profit Plan, such amount may be up to 20% of the Corporation's annual profits before tax and profit sharing. In the past, the percentage of annual profits the Board of Directors has used for the profit sharing plan has been identical to the Corporation's operating margins before profit sharing, and there is presently no intention of the Board of Directors to alter this approach. Determination of contributions is made by the Board of Directors within 170 days of a fiscal year end. Contributions become payable only following determination by the Board of Directors to make a contribution to the Profit Plan.

Employees are eligible to participate in the Profit Plan for a calendar year if they are employees for more than three months during the year to which the profits relate and continue to be employed with the Corporation at the time of declaration of the contribution.

An employee may use any or all of their allocation under the Profit Plan or Executive Bonus Plan, and, at their discretion, invest in Common Shares under the Purchase Plan with a matching contribution by the Corporation only to the extent that it, together with the prior contributions under the Purchase Plan in the subject period, do not exceed 20% of the base salary for the subject period.

For the fiscal year ended December 31, 2004, the Corporation contributed $2.9 million to the Profit Plan.

Executive Employment Termination

The President and Executive Vice-Presidents have agreements stating that if they are terminated without cause, each shall be paid a lump sum equal to the current base salary, an amount equal to 25% of the current base salary as compensation for loss of employment benefits and participation in share purchase plan, a bonus amount based upon the margin achieved in the last 12 months of operation to be earned in the calendar year of termination, accrued but unpaid salary and vacation pay and unreimbursed expenses. In the event such termination occurs without cause following a change of control, WestJet will pay the President or Executive Vice-President, as the case may be, two times the then base salary, an amount equal to 25% of such amount to compensate for loss of employment benefits and participation in the share purchase plan, two times budgeted bonus to be earned in the calendar year of termination, accrued and unpaid salary and vacation pay and unreimbursed expenses.

Compensation of Directors

During the last completed fiscal year, outside Directors were paid quarterly, in arrears, an annual retainer of $20,000 and a fee of $1,250 per meeting of the Board or any committee of the Board. In addition, the Chairman of the Audit Committee receives a $10,000 annual retainer and the Chairman of the Compensation Committee receives a $5,000 annual retainer. The Directors are reimbursed for their reasonable expenses in connection with all meetings. The Director who is a nominee of PACT (see "Corporate Governance", below) has his or her annual retainer paid over to PACT and personally receives regular meeting fees. Other than the PACT nominee, directors who are officers or employees do not receive retainer or meeting fees.

It is a Board policy that with the exception of the PACT representative Director, all Directors hold Common Shares equal in value to two years base annual retainer, by the later of two years from implementation of the policy in September 2003 or two years from their date of appointment.

Performance Graph

The following chart illustrates WestJet's total shareholder return from its initial listing on July 13, 1999 to December 31, 2004 considering a $100 investment versus the return of the S&P/TSX Composite Index (formerly the TSE 300 Composite Index) for the same period.

Comparison of Cumulative Total Return


650
600
550
500
450
400
350
300
250
200
150
100
50
0
Dec. 31, 1999
Dec. 31, 2000
Dec. 31, 2001
Dec. 31, 2002
Dec. 31, 2003
Dec. 31, 2004
TSE 300
WestJet

	Dec. 31, 1999	Dec. 31, 2000	Dec 31, 2001	Dec 31, 2002	Dec 31, 2003	Dec 31, 2004
S&P/TSX Composite	118.71	127.50	111.48	97.61	123.70	141.61
WestJet	186.50	348.75	356.55	363.38	640.13	404.66

CORPORATE GOVERNANCE

The Toronto Stock Exchange has provided a series of guidelines for effective corporate governance (the "Guidelines") and has further stipulated that each listed corporation disclose on an annual basis its approach to corporate governance with reference to the Guidelines.

The Board of Directors of WestJet is responsible for the supervision of management and the overall stewardship and governance of the Corporation and acts in accordance with the Mandate and Charter adopted for the Board, the Corporation's Code of Business Conduct and in the best interests of the Corporation and its shareholders. The Board reviews and gives final approval to all decisions of a material nature, including the annual budget, the long term corporate plan, aircraft acquisitions, leases and retirements, capital expenditures above certain monetary thresholds, borrowings and financings.

The Board maintains ultimate responsibility for WestJet's strategic planning process, succession planning and the integrity of the Corporation's internal control and management information systems.

The Board of Directors of the Corporation is responsible for identifying principal business risks and implementing systems to manage those risks. At every regular quarterly board meeting management and the Board review regular reports and discuss significant risk areas, including adequacy and types of insurance coverage, foreign currency, interest rate, and jet fuel price exposures and sensitivities, maintenance compliance, flight safety, information system security and environmental matters. The Board also is apprised of credit risk issues and corporate policies and controls over trade receivables, bad debts, the incidence of credit card charge backs and returned cheques from customers. WestJet's use of all derivative instruments and other financial risk management techniques is monitored by the Board as to cost, appropriateness, and accounting and financial statement implications.

WestJet's Board brings a broad base of business experience and knowledge to the Corporation. The Board is presently comprised of nine (9) members. The Board has determined that an increase to up to twelve (13) members would be desirable in the near future. See "Amendment to Articles – Increase in Maximum Board Size", above. The Board has invited the Corporation's Pro-Active Communications Team ("PACT"), an employee association, to nominate a representative to join the Corporation's Board. Subject to Board approval, management presently intends to put forward a PACT nominee as part of the proposed slate of Directors each year.

The Board considers whether or not each director is an "unrelated director". The Guidelines define an unrelated director as a director who is independent of management and is free from any interest in any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. The Board has determined that six (6) of its nine (9) Directors, Messrs. Greene, Matthews, Hannon, MacDonald, Pollock and Jackson, are "unrelated" and outside Directors. Management Directors, Messrs. Beddoe and Morgan are related Directors, as is James Homeniuk, the PACT nominee.

The Board of Directors does not have a Chairman separate from management. The Board has a Lead Director and a procedure for the "unrelated directors" to operate independent of management. The Board has adopted a fixed in camera agenda item for each Board meeting, during which unrelated Directors, under the direction of the Lead Director, meet without any members of management present.

In 2004 there were seven (7) meetings of the Board, supplemented by three (3) conference call meetings.

Throughout 2004, the Board of Directors took several steps to ensure that good corporate governance practices are employed at WestJet for the protection of all stakeholders. The Board appointed a Lead Director to fill the role of non-management Chairman in situations where an independent Chairman was required. The Board set up an Independent Committee to deal with the claims from Air Canada and Jetsgo. This separated the handling of the claims from management to avoid any potential conflicts and to allow management to concentrate its time and efforts on running the airline. The Board also oversaw the establishment of a confidential and anonymous reporting hotline whereby any employee can anonymously report any perceived improprieties or suspected inappropriate practices without fear of repercussions. The Board undertook a review and modification of the Corporation's Code of Business Conduct. As well as endorsing the practice that all new employees must sign and acknowledge that they have read the code and understand it, the Board introduced a practice whereby all directors, executives and all management are required to re-read the Code of Business Conduct and sign the acknowledgement annually. The Board, together with senior management, received, reviewed and discussed written advice on the fiduciary duties of officers of a public company. The Board established a Corporate Governance and Nominating Committee to research and recommend to the Board further actions to be taken in 2005 and beyond to ensure that the Board of Directors and all WestJetters, are encouraged to conduct themselves according to good corporate governance practices.

Committees

The Board of Directors has established an Audit Committee, a Compensation Committee, a Corporate Governance and Nominating Committee and an Independent Committee. Each committee reports to the Board with their recommendations for final approval.

The Independent Committee was established to deal with legal actions commenced by Air Canada and later by Jetsgo. This separated the handling of the claims from management to avoid any potential conflicts and to allow management to concentrate its time and efforts on running the airline.

The Audit Committee was comprised of three Directors for 2004, Mr. Matthews (Chairman), Mr. Hannon and Mr. Pollock, all of whom are unrelated. In accordance with its Charter (adopted in 2001), the Audit Committee reviews and approves interim financial statements, approves the scope and timing of the annual audit by the Corporation's independent auditors, and reviews and recommends to the Board the approval of the annual audited financial statements. The committee also reviews and assesses with the external auditors the Corporation's internal financial control systems and corporate approval procedures. The Audit Committee meets at least four times each year, which meetings include discussions with the auditors in the absence of management. In 2004 the Audit Committee met five (5) times.

The Board recently established a Corporate Governance and Nominating Committee responsible for proposing new nominees to the Board or for assessing the effectiveness of the Board, committees or the contribution of individual board members. This committee will regularly review various governance matters relating to the Board and the Corporation, including the composition of existing committees and the requirements for the creation of any other appropriate committees of the Board. The Corporate Governance and Nominating Committee consists of three Directors, Mr. Jackson (Chairman), Mr. Matthews and Mr. MacDonald. The committee met two (2) times in 2004.

For fiscal 2004, Mr. Greene (Chairman), Mr. MacDonald and Mr. Pollock were members of the Compensation Committee. The committee reviews senior officer compensation policy and salaries, all stock option grants, administration of the Corporation's stock option plan, Profit Plan and Executive Bonus Plan all for making recommendations to the Board. The Compensation Committee met three (3) times during 2004.

Directors

At present, matters related to recruitment and nomination of new Directors is carried out by the Board, as a whole based on recommendations of the Corporate Governance and Nominating Committee, with the Chairman leading the initiatives. All newly appointed Board members receive orientation and education regarding WestJet's operations from the Corporation's senior management and the Chairman.

The following is a summary of record of attendance of Directors at meetings of the Board of Directors and Committees of the Board of Directors from January 1, 2004 to December 31, 2004.

	MEETINGS ATTENDED[1]				
	Board		Committees		
Director's Name	Regular Meetings (7)	Conference Calls (3)	Audit (5)	Compensation (3)	Corporate Governance and Nominating (2)
Clive J. Beddoe Calgary, Alberta	7	3	N/A	N/A	N/A
Thomas (Tim) W. Morgan Calgary, Alberta	7	3	N/A	N/A	N/A
James Homeniuk Calgary, Alberta	7	3	N/A	N/A	N/A
Ronald G. Greene Calgary, Alberta	7	3	N/A		N/A
Wilmot L. Matthews Toronto, Ontario	6	3	5	N/A	2
Murph N. Hannon Calgary, Alberta	7	3	5	N/A	N/A
L.M. (Larry) Pollock Edmonton, Alberta	7	2	3	3	N/A
Donald MacDonald Calgary, Alberta	6	1	N/A	3	2
Allan Jackson Calgary, Alberta	7	2	N/A	3	2

1. Information as to attendance for each Director is based on meetings which occurred while they were members of the Board or specific committee.

With the exception of the PACT representative Director, Directors are required to hold Common Shares equal in value to two years base annual retainer, by the later of two years from implementation of the policy in September 2003 or two (2) years from their date of appointment. Also see "Compensation of Directors", above.

The Corporation maintains liability insurance, including such coverage for Directors.

The Board of Directors carries out an annual review of Chief Executive Officer for the purposes of assessing his performance during the preceding year and to establish corporate objectives for the forthcoming year.

Other Governance Matters

The Board has adopted a disclosure, confidentiality and trading policy for the Corporation which provides guidance on disclosure of material information, maintaining confidentiality and restrictions on trading of securities of the Corporation.

WestJet has established a Code of Business Conduct that consists of policies relating to the ethical and legal standards of conduct to be followed by employees and agents of the Corporation. The Code is designed to define individual and corporate responsibility and was adopted by the Board in August, 2002 and is reviewed and updated regularly, including most recently in March, 2005. All Directors, executives and senior management are required to annually re-read the Code and sign an acknowledgment.

Shareholder and investor relations of the Corporation are presently handled by the Corporation's Communications team. The Corporation communicates with the public and its stakeholders through a number of channels including its web-site and by press releases. Shareholders and investors may direct questions to the Corporation's Communications team and someone from that department will respond to such questions appropriately. To the extent information is required from another department, that

department will be directed to deal promptly with any such inquiry or to provide appropriate information to the Communications team for further attention.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors or executive officers of the Corporation, nor of any nominees for director, nor any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Common Shares of the Corporation, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons in any transaction since the commencement of the Corporation's last completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries, other than:

1. On June 26, 2003 the Corporation entered into a letter agreement and on August 29, 2003 a definitive Financing Agreement (the "Financing Agreement") with Ontario Teachers' Pension Plan Board ("Ontario Teachers") for the right to require Ontario Teachers to purchase up to $100,000,000 of Common Shares. The Financing Agreement expired on September 10, 2004 without the Corporation exercising its rights thereunder. Mr. Brian Gibson was a Director of the Corporation at the time of approval of the Financing Agreement but not at the time of expiry, and abstained from Board consideration of the transaction.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any material interest of any director or nominee for director, or senior officer or any one who has held office as such since the beginning of the Corporation's last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at *www.sedar.com.* Financial information in respect of the Corporation and its affairs is provided in the Corporation's annual audited comparative financial statements for the year ended December 31, 2004 and the related management's discussion and analysis. Copies of the Corporation's financial statements and related management discussion and analysis are available upon request from the Corporation at *investor_relations@westjet.com* or by writing the Corporate Secretary at 5055 – 11th Street N.E., Calgary, Alberta T2E 3N4.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPENDIX "A"

WESTJET
STOCK OPTION PLAN - 2005

1. Purpose of Plan

The purpose of this WestJet Airlines Ltd. ("WestJet Airlines") stock option plan (which together with the WestJet Stock Option Plan 2004, subsumed hereunder, is hereinafter referred to as the "Plan") is to develop the interest of officers and key employees of WestJet Airlines, WestJet (an Alberta partnership), and any subsidiary or partnership controlled directly or indirectly by any of the foregoing (collectively or individually, as applicable, "WestJet") and others providing services to WestJet in the growth and development of WestJet by aligning their interests with those of the shareholders of WestJet Airlines and providing them with the opportunity to acquire an increased proprietary interest in WestJet Airlines.

2. Eligibility

Officers (including a personal holding company of an officer) and employees of WestJet (individually, an Optionee, and collectively, the "Optionees") will be eligible to participate in the Plan. Non-Employee directors are not eligible for the grant of options under the Plan.

3. Administration

The Plan will be administered by the compensation committee of the Board of Directors of WestJet Airlines (the "Board") or, if no compensation committee is appointed, by the Board (the "Administrator") pursuant to rules of procedure fixed by the Board.

4. Granting of Options

The Administrator may from time to time grant options ("Options") to purchase common shares of WestJet Airlines ("Common Shares") to the Optionees and fix the number of Common Shares subject to option to each Optionee.

5. Common Share Maximum

The maximum number of Common Shares which may be issued under the Plan is 7,159,715 of Common Shares (the "Common Share Maximum"), subject to adjustment as set forth in clause 11, and subject to the following limitations:

Limitations on Reservations of Common Shares

(a) the number of Common Shares reserved for issuance to any one Optionee will not exceed 5% of the outstanding Common Shares at any time;

(b) the number of Common Shares, together with all of WestJet Airlines' other previously established or proposed share compensation arrangements, reserved for issuance to Insiders will not exceed 10% of the outstanding Common Shares;

Limitations on Issuances of Common Shares

(c) the number of Common Shares issuable pursuant to the Plan, together with all of WestJet Airlines' other previously established or proposed share compensation arrangements, which may

be issued within a one year period will not exceed 10% of the outstanding Common Shares at any time;

(d) the number of Common Shares issuable pursuant to the Plan, together with all of WestJet Airlines' other previously established or proposed share compensation arrangements, which may be issued within a one year period to:

(i) Insiders will not exceed 10% of the outstanding Common Shares at any time; and

(ii) any one Insider's and such Insider's associates will not exceed 5% of the outstanding Common Shares at any time.

For the purpose of this clause: (i) "insider" and "associate" have the meaning set forth in the Securities Act (Ontario); (ii) "Insider" means an insider of WestJet Airlines and any person who is an associate of an insider of WestJet Airlines; and (iii) "outstanding Common Shares" means the issued and outstanding Common Shares on a non-diluted basis provided that for the purposes of (c) and (d) above outstanding Common Shares excludes Common Shares issued within the preceding one-year period under any share compensation arrangement.

The Common Share Maximum may be increased by the Administrator and, if required by the stock exchanges upon which the Common Shares are listed, with the approval of the shareholders of WestJet Airlines.

6. Expiry Date

All Options granted pursuant to the Plan will expire on the date (the "Expiry Date") as determined by the Administrator at the date of grant provided that no Option may be exercised beyond five years from the date of grant. In addition, all Options will expire no later than 60 days after the Optionee ceases to hold an office or be employed by WestJet or, in the case of an employee of a company providing management function to WestJet, ceases to be employed by such company or such company is no longer retained by WestJet, except in accordance with WestJet's policies then in effect for voluntary or mandatory retirement.

If before the expiry of an Option in accordance with the terms thereof an Optionee ceases to be an employee or officer by reason of the death of the Optionee, such Option may, subject to the terms thereof and any other terms of the Plan, be exercised by the legal personal representative(s) of the Optionee's estate at any time before the Expiry Date.

7. Exercise Price

The exercise price (the "Exercise Price") of any Option will be fixed by the Administrator when such Option is granted and will be the current market price (the "Current Market Price") which will be equal to the weighted average trading price of the Common Shares on The Toronto Stock Exchange (or if not listed on The Toronto Stock Exchange, then such other stock exchange as the Common Shares may then be listed and as designated by the Board) for the five trading days immediately prior to the date of the grant or, if such Common Shares are not listed on any stock exchange, at fair market value as determined by the Administrator.

8. Vesting

The Administrator may, in its sole discretion, determine the time during which options will vest and the method of vesting.

9. Exercise/Exchange of Option

Subject to the provisions of the Plan:

(a) options may be exercised (the "Exercised Options") from time to time, at any time (the "Exercise Date"), by an Optionee's delivery to WestJet Airlines at its head office in Calgary, Alberta or such other place as may be specified by WestJet Airlines of a written exercise specifying the number of Options being exercised and accompanied by payment in full of the purchase price of the Common Shares then being purchased, or

(b) options may be exchanged (the "Exchanged Options") for a right (the "Substituted Right") to acquire Common Shares in accordance with clause 10 below, from time to time, at any time (the "Exchange Date"), by an Optionee's delivery to WestJet Airlines at its head office in Calgary, Alberta or such other place as may be specified by WestJet Airlines of a written, election specifying the number of Options being exchanged. The Options exchanged under this clause 9(b), shall terminate upon such exchange and the Optionee shall cease to have further rights in such Options, or

(c) if a particular Optionee elects under clause 9(a) hereof, WestJet Airlines may, in its sole discretion, require the Optionee to exchange his Options for Substituted Rights.

10. Settlement of Substituted Right

An Optionee electing under clause 9(b) or required to elect under clause 9(c) will receive a Substituted Right which will entitle him to acquire on exercise the following number of Common Shares in settlement of the Substituted Right:

$$\text{Number of Common Shares} = \text{Number of Common Shares under the exchanged options} \times \frac{(\text{Current Price} - \text{Exercise Price})}{\text{Current Price}}$$

For the purpose of this clause, "Current Price" means, the closing price immediately prior to exercise or exchange of the Options.

Following the settlement of the Substituted Right, WestJet Airlines shall cause a certificate representing such Common Shares to be issued in the name of the Optionee (or as the Optionee may direct) to be sent by pre-paid mail or delivered to the Optionee.

11. Alterations in Shares

Appropriate adjustments in the number of Common Shares optioned and in the Exercise Price, as regards to options granted or to be granted, may be made by the Administrator in its discretion to give effect to adjustments in the number of Common Shares resulting from subdivisions, consolidations or reclassifications of the Common Shares, the payment of stock dividends by WestJet Airlines or other relevant changes in the capital of WestJet Airlines.

12. Option Agreement

A written agreement will be entered into by WestJet Airlines and each Optionee to whom an Option is granted hereunder, which agreement will set out the number of Common Shares subject to option, the Exercise Price, the vesting dates, if any, the Expiry Date and any other terms approved by the Administrator, all in accordance with the provisions of the Plan, including such terms as may be considered necessary in order that the Option will comply with any provisions respecting Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over WestJet Airlines.

13. Termination of Option in the Event of Take-Over Bid

In the event a take-over bid (as defined in the *Securities Act* (Alberta), which is not exempt from the take-over bid requirements of Part 13 of the *Securities Act* (Alberta) (or its replacement or successor provisions) shall be made for the Common Shares of the Corporation, the Corporation may in the agreement providing for the grant of Options herein provide that the Corporation may satisfy any obligations to the Optionee in respect of any Options granted by delivering to the Optionee, in Common Shares, the difference between the exercise price of unexercised Options and the Current Market Price of the securities to which the Optionee would have been entitled upon exercise of the unexercised Options on such date. Upon settlement as aforesaid, the Options shall terminate and the Optionee shall cease to have any further rights in respect thereof.

14. Amendment or Discontinuance of Plan

The Board may amend, including without limiting the generality of the foregoing, the Expiry Date of any Option (provided that no Option may be exercised beyond five years from the date of grant), the vesting date of any Option, or the conditions upon which an Option may vest, or discontinue the Plan at any time, provided, however, that no such amendment may, without the consent of the Optionee, alter or impair any Option previously granted to an Optionee under the Plan.

This Plan may not be amended without the approval of shareholders, if such amendment materially increases the benefits accruing to Optionees under the Plan or materially modifies the requirements for participation in the Plan.

This Plan and any Option shall not be amended without the prior consent of The Toronto Stock Exchange and such other exchanges(s) on which the Common Shares are listed.

15. Common Shares Duly Issued

Common Shares issued upon the exercise of an Option granted hereunder will be validly issued and allotted as fully paid and non-assessable upon payment thereof in accordance with the terms of the particular agreement and the issuance of Common Shares thereunder will not require a resolution or approval of the Board.

16. Non-assignability

All Options granted pursuant to the Plan will be personal to the Optionee and will not be assignable.

17. Effective Date

This Plan is effective from April 28, 2004, as amended to April 27, 2005.

WESTJET AIRLINES LTD.

Instrument of Proxy
For Special Meeting of Shareholders

The undersigned shareholder of WestJet Airlines Ltd. ("WestJet" or the "Corporation") hereby appoints Clive J. Beddoe, Chairman, President and Chief Executive Officer and a Director of the Corporation, of the City of Calgary, in the Province of Alberta or, failing him, Alexander (Sandy) J. Campbell, Senior Vice-President and Chief Financial Officer of the Corporation, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, ____________________________ ____________________________________, as proxy of the undersigned, with full powers of substitution, to attend and act and vote for and on behalf of the undersigned at the Special Meeting of the shareholders of the Corporation (the "Meeting") to be held at 2:00 p.m. on Tuesday, August 30, 2005, and at any adjournment or adjournments thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxy's discretion, except as otherwise specified below.

All Proxies must indicate whether the Shareholder appointing a proxy is Canadian or non-Canadian. Failure to do so may invalidate this Proxy.

The undersigned hereby confirms and declares that the undersigned is:

☐ Canadian ☐ Non-Canadian

The above declaration is made conscientiously believing it to be true and knowing it is of the same force and effect as if made under oath and by virtue of the *Canada Evidence Act.*

If neither box above is marked, it will be assumed the undersigned is Non-Canadian.

"Canadian" means (a) a Canadian citizen or a permanent resident within the meaning of the *Immigration and Refugee Protection Act* (Canada), (b) a government in Canada or an agent of such a government, or (c) a corporation or other entity that is incorporated or formed under the laws of Canada or a province, that is controlled in fact by Canadians and of which at least 75%, or such lesser percentage as the Governor in Council may by regulation specify, of the voting interests are owned and controlled by Canadians.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this instrument of proxy in the following manner:

1. **FOR** ☐ **or AGAINST** ☐ a special resolution (the text of which is attached to the Management Proxy Circular – Information Statement dated July 29, 2005 (the "Circular") as Schedule "A"), with or without amendments, for the purpose of amending the Articles of the Corporation in order to create two new classes of shares, the Variable Voting Shares and Common Voting Shares. Each WestJet Common Share which is:

   (a) not owned and controlled by a Canadian within the meaning of the *Canada Transportation Act* will be converted into one Variable Voting Share; and

   (b) owned and controlled by a Canadian within the meaning of the *Canada Transportation Act* will be converted into one Voting Share;

   and (i) to cancel the issued and unissued Common Shares, (ii) to amend the Non-Voting Share provisions so that they are substantially the same as the Voting Shares and Variable Voting Shares other than for voting rights, (iii) to delete the voting rights attaching to all Preferred Shares, none of which shares are presently issued, and (iv) to repeal Schedule "G" to the Articles of the Corporation which contain the present constraint provisions.

2. **FOR ☐ or AGAINST ☐** an ordinary resolution (the text of which is attached to the Circular as Schedule "D"), with or without amendments, to ratify By-law 2005-1 to confer on the Board of Directors the power and authority to implement and apply rules relating to restrictions on the issue, transfer, ownership, control and voting of Common Voting Shares and Variable Voting Shares.

3. **FOR ☐ or AGAINST ☐** an ordinary resolution (the text of which is attached to the Circular as Schedule "F"), with or without amendments, to ratify a new General By-law No. 1 for the Corporation.

4. At the discretion of the said proxyholders, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

This Instrument of Proxy is solicited on behalf of the management of the Corporation. The Common Shares represented by this Instrument of Proxy will be voted and, where the shareholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.

Each shareholder has the right to appoint a proxy, other than the persons designated above, who need not be a shareholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided above.

The undersigned hereby revokes any proxies heretofore given.

Dated this _____ day of ______________, 2005.

____
(signature of shareholder)

____
(name of shareholder - please print)

NOTES:

1. If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.

3. Persons signing as executors, administrators, trustees, etc. should so indicate and give their full title as such.

4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the Corporate Secretary of WestJet Airlines Ltd., c/o CIBC Mellon Trust Company, 600, 333 - 7th Avenue S.W., Calgary, Alberta T2P 2Z1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment thereof. A proxy is valid only at the meeting in respect of which it is given or any adjournment(s) of that meeting.



WESTJET AIRLINES LTD.

Notice of the Special Meeting of Shareholders and
Management Proxy Circular
concerning the

SPECIAL MEETING OF SHAREHOLDERS

to be held on August 30, 2005 at 2:00 p.m.

July 29, 2005



July 29, 2005

Dear Shareholders:

In accordance with the *Canada Transportation Act*, WestJet, an Alberta partnership and the operating entity for our airline, must be able to establish at all times that it is "Canadian" within the meaning of this act in order to hold the operating licenses necessary to operate as an air carrier. Because the WestJet partnership is indirectly wholly owned by WestJet Airlines Ltd., WestJet Airlines Ltd. must also qualify as a Canadian under the *Canada Transportation Act*, meaning that under today's limitations, a maximum of 25% of the voting rights attached to our shares can be owned or controlled by Non-Canadians.

Presently, in order to comply with the rule prescribed by the *Canada Transportation Act*, our Articles and related policies impose restrictions on the subscription, issue and transfer of our Common Shares.

In order to control trading in our Common Shares, we implemented special procedures governing the issue and transfer of our Common Shares to Non-Canadians. Pursuant to these special procedures, Non-Canadians who want to acquire our Common Shares have to file an application with our transfer agent, CIBC Mellon Trust Company. These applications are processed when WestJet Airlines Ltd. is satisfied that any such transfer or issuance would not violate the Non-Canadian ownership limit prescribed by the *Canada Transportation Act*. Transfers to a Non-Canadian which are not done in accordance with the special procedures are not permitted.

To reduce inconveniences in buying and selling WestJet Airlines Ltd. Shares and to ensure WestJet's continuous compliance with the requirement to qualify as Canadian, we believe that it is desirable to introduce a variable voting share structure into our share capital, as proposed in the special resolution to be presented to you at the upcoming special meeting of shareholders. Under this new structure, Variable Voting Shares (the "Variable Voting Shares") and Common Voting Shares (the "Common Voting Shares") would replace existing WestJet Common Shares. The Variable Voting Shares would be owned or controlled by Non-Canadians and would carry one vote per share unless, notably, the number of issued and outstanding Variable Voting Shares represented at the relevant time exceeded 25% of all of the issued and outstanding WestJet Airlines Ltd. shares, in which case the vote attached to the Variable Voting Shares would decrease proportionately so that the Variable Voting Shares would never collectively carry more than 25% of the vote at any shareholders' meeting. The Common Voting Shares would only be owned and controlled by Canadians and would always carry one vote per share. For both classes of shares, all the other rights, privileges, conditions and restrictions would remain the same as the existing WestJet Common Shares. For a description of the procedure for the issue of new share certificates representing the Common Voting Shares and Variable Voting Shares, please see the section entitled "Proposed Amendments to the Articles of WestJet – Exchange of Certificates" of the Management Proxy Circular attached hereto. Canadians will be able to buy either class of shares, but on purchase, Variable Voting Shares must be converted into Common Voting Shares. Likewise, Non-Canadians will be able to buy either class, but Common Voting Shares must be converted to Variable Voting Shares when owned or controlled by a Non-Canadian.

We consider that the proposed Variable Voting Share structure would ensure that our securities circulate freely enough to satisfy the significant interest of Non-Canadians in our securities. This new structure also positions us to satisfy our future capital needs beyond the Canadian marketplace, while ensuring our continuous compliance with the 25% Non-Canadian ownership or control level under the *Canada Transportation Act.*

On behalf of the Board of Directors, I am pleased to invite you to a special meeting of WestJet shareholders to be held at the WestJet Hangar, 21 Aerial Place N.E., Calgary, Alberta, on August 30, 2005 at 2:00 p.m. (Calgary Time) for the purposes of voting on the resolutions which are fully described in the Notice of the 2005 Special Meeting of Shareholders and the Management Proxy Circular – Information Statement which accompany this letter.

***Head Office** 5055 - 11 Street NE Calgary, Alberta*
Canada T2E 8N4 ph. (403) 444-2600

***Hangar** 21 Aerial Place NE Calgary, Alberta*
Canada T2E 8X7 ph. (403) 444-6100

If you are unable to attend the special meeting of WestJet Airlines Ltd. shareholders in person, please date, sign and promptly return the enclosed proxy form in the envelope provided for this purpose. If you do intend to be present at this meeting, you may nevertheless find it convenient to express your views in advance by completing and returning your proxy.

Sincerely yours,



(signed) Clive J. Beddoe
Clive J. Beddoe
Chairman of the Board, President and Chief Executive Officer

NOTICE OF THE 2005 SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders (the "Meeting") of WestJet Airlines Ltd. ("WestJet", "we," "us" and other similar expressions) will be held at the WestJet Hangar, 21 Aerial Place N.E., Calgary, Alberta, Canada on August 30, 2005 at 2:00 p.m. (Calgary Time), for the following purposes:

1. to consider and, if deemed appropriate, to adopt a special resolution (the text of which is attached to the Management Proxy Circular – Information Statement dated July 29, 2005 (the "Circular") as Schedule "A"), with or without amendments, for the purpose of amending the Articles of WestJet in order to create two new classes of shares, the Variable Voting Shares and Common Voting Shares. Each WestJet Common Share which is:

    (a) not owned and controlled by a Canadian within the meaning of the *Canada Transportation Act* will be converted into one Variable Voting Share; and

    (b) owned and controlled by a Canadian within the meaning of the *Canada Transportation Act* will be converted into one Common Voting Share;

    and (i) to cancel the issued and unissued Common Shares, (ii) to amend the Non-Voting Share provisions so that they are substantially the same as the Common Voting Shares and Variable Voting Shares other than for voting rights, (iii) to delete the voting rights attaching to all Preferred Shares, none of which shares are presently issued, and (iv) to repeal Schedule "G" to the Articles of WestJet which contain the present constraint provisions;

2. to consider and, if deemed appropriate, to adopt an ordinary resolution (the text of which is attached to the Circular as Schedule "D"), with or without amendments, to ratify By-law 2005-1 to confer on the Board of Directors the power and authority to implement and apply rules relating to restrictions on the issue, transfer, ownership, control and voting of Common Voting Shares and Variable Voting Shares;

3. to consider and, if deemed appropriate, to adopt an ordinary resolution (the text of which is attached to the Circular as Schedule "F"), with or without amendments, to ratify a new General By-law No. 1 for the Corporation; and

4. to transact such other business as may properly come before the meeting or any adjournment thereof.

The Circular is furnished in connection with the solicitation, by WestJet's management, of proxies for use at the Meeting of the Common Shareholders of WestJet. We hope you will take the time to familiarize yourself with the information on these matters set out in the Circular. It is important that you exercise your vote, either in person at the Meeting or by completing and returning the proxy form. We invite you to join us at the Meeting, at which you will have the opportunity to ask questions and meet with our management and Board of Directors as well as your fellow shareholders.

Shareholders of WestJet who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit with our Corporate Secretary, c/o CIBC Mellon Trust Company, 600, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, or fax it to (416) 368-2502. In order to be valid and acted upon at the Meeting, your form of proxy must be returned to the aforesaid address not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment thereof.

Shareholders are cautioned that the use of the mails to transmit proxies is at your own risk.

Our Board of Directors has fixed the record date for the Meeting at the close of business on July 29, 2005 (the "Record Date"). Only shareholders of the Record Date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those Common Shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers his Common Shares after the Record

Date and the transferee of those Common Shares establishes that he owns the Common Shares and demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such Common Shares at the Meeting.

DATED at Calgary, Alberta, this 29th day of July, 2005.

BY ORDER OF THE BOARD OF DIRECTORS



(signed) Shawn Christensen
Shawn Christensen
Corporate Secretary, WestJet Airlines Ltd.

TABLE OF CONTENTS

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MANAGEMENT PROXY CIRCULAR – INFORMATION STATEMENT

INFORMATION REGARDING THE MEETING

Please select the most convenient way to express your voting instructions (by fax, by mail or non-registered shareholders may be able to vote by phone or Internet) and follow the relevant instructions to ensure your shares are represented at our Special Meeting of Shareholders (the "Meeting").

Unless otherwise indicated, the information contained herein is given as at July 29, 2005. In this Circular, any mention of "dollars" or "$" refers to Canadian dollars, unless otherwise indicated.

The following questions and answers are intended to provide guidance on how to exercise your vote.

WHO IS SOLICITING MY PROXY?

The management of WestJet Airlines Ltd. ("WestJet," "we," "us," "our" and other similar expressions), is soliciting your proxy for use at the Meeting scheduled to be held at the WestJet Hangar, 21 Aerial Place N.E., Calgary, Alberta, Canada, on August 30, 2005 at 2:00 p.m. (Calgary Time).

HOW ARE PROXIES SOLICITED?

Our management requests that you sign and return the proxy form to ensure that your votes are exercised at the Meeting. Proxies will be solicited primarily by mail or by any other means our management may deem necessary. Members of our management will receive no additional compensation for these services, but will be reimbursed for any transaction expenses incurred by them in connection with these services. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares registered in the names of these persons, and WestJet may reimburse them for their reasonable transaction and clerical expenses.

WHAT WILL I BE VOTING ON?

You will be voting on the adoption of a special resolution (the "Special Resolution") in order to amend our Articles to:

1. authorize us to issue an unlimited number of Variable Voting Shares (the "Variable Voting Shares") and an unlimited number of Common Voting Shares (the "Common Voting Shares");

2. convert each issued and outstanding Common Share which is not owned and controlled by a Canadian within the meaning of the *Canada Transportation Act*, S.C. 1996, C. 10 (the "*Canada Transportation Act*"), as constituted at close of market on the day prior to the date of amendment on the Certificate of Amendment to be issued by the Registrar pursuant to the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9 (the "ABCA") following the filing of the Articles of Amendment, into one Variable Voting Share and to cancel the Common Share;

3. convert each issued and outstanding Common Share which is owned and controlled by a Canadian within the meaning of the *Canada Transportation Act*, as constituted at close of market on the day prior to the date of amendment on the Certificate of Amendment to be issued by the Registrar pursuant to the ABCA following the filing of the Articles of Amendment, into one Common Voting Share and to cancel the Common Share;

4. cancel all unissued WestJet Common Shares, it being understood that the Variable Voting Shares and the Common Voting Shares are substituted, with the required adaptations, for the purpose of exercising all rights of subscription, purchase or conversion relating to the Common Shares which are hereby cancelled;

5. amend the provisions of our unissued Non-Voting Shares so that, other than voting rights, the rights attaching to them are the same as Common Voting Shares and Variable Voting Shares;

6. remove the voting rights attaching in certain circumstances to the Corporation's First Preferred Shares, Second Preferred Shares and Third Preferred Shares, none of which are presently issued; and

7. delete Schedule "G" to WestJet's Articles, which schedule contains certain restrictions on the subscription, issue and transfer of the Common Shares of WestJet, and the procedures if restrictions are breached.

You will also be voting (i) on the adoption of an ordinary resolution (the "Resolution Concerning By-law No. 2005-1") in order to ratify a By-law that confers on our Board of Directors the powers necessary to implement and apply the restrictions on the ownership of Variable Voting Shares and Common Voting Shares, and (ii) on the adoption of an ordinary resolution (the "Resolution Concerning the General By-law") in order to ratify a new General By-law No. 1 (our General By-law) dealing with the general conduct of the affairs of the Corporation.

HOW WILL THESE MATTERS BE DECIDED AT THE MEETING?

A majority of not less than two-thirds of the votes cast by WestJet shareholders, either by proxy or in person at the Meeting, will constitute approval of the Special Resolution specified in this Circular. The Resolution Concerning By-law No. 2005-1 and the Resolution Concerning the General By-laws must be approved by a majority of the votes cast by WestJet shareholders, either by proxy or in person, at the Meeting.

HOW MANY VOTES DO I HAVE?

Subject to the voting restrictions outlined below under "Restrictions on Voting of Shares", you will have one vote for every WestJet Common Share that you own at the close of business on July 29, 2005, the Record Date for the Meeting.

To vote Common Shares you acquired subsequent to the Record Date, you must, not later than ten days before the Meeting:

1. request that we add your name to the voting list; and

2. produce properly endorsed share certificates or otherwise establish that you own the Common Shares.

HOW MANY WESTJET SHARES CAN VOTE?

As of July 29, 2005, WestJet had a total of 128,381,071 issued and outstanding Common Shares. Each Common Share confers one voting right.

RESTRICTIONS ON VOTING OF SHARES

WestJet's Articles provide restrictions with respect to subscriptions, issues, transfers or purchases which would cause WestJet to cease to be "Canadian" as defined in the *Canada Transportation Act*. The applicable provisions of the *Canada Transportation Act* require that WestJet, as a corporation which indirectly wholly-owns the holder of a domestic license and a non-scheduled international license be Canadian; that is, controlled in fact by Canadians and that at least 75% of its voting interests be owned and controlled by Canadians.

The definition of "Canadian" under Section 55(1) of the *Canada Transportation Act* may be summarized as follows:

(a) a Canadian citizen or a permanent resident within the meaning of the *Immigration and Refugee Protection Act* (Canada),

(b) a government in Canada or an agent of such a government, or

(c) a corporation or other entity that is incorporated or formed under the laws of Canada or a province, that is controlled in fact by Canadians and of which at least 75%, or such lesser percentage as the Governor in Council may by regulation specify, of the voting interests are owned and controlled by Canadians.

The constraints on ownership rights contained in our current Articles require WestJet to refuse to recognize all ownership rights which would otherwise be attached to any voting shares held contrary to such constrained share provisions, by deeming all such shares to be struck from the register of securities.

WestJet's Articles currently contain constraint provisions limiting voting rights such that at any meeting of our shareholders, if more than 25% of the voting rights represented at the meeting are held, beneficially owned or controlled, directly or indirectly, by Non-Canadians, the voting rights attached to such shares shall be restricted on a pro rata basis such that the total number of votes which may be cast by or on behalf of Non-Canadians on any matter at such meeting will be reduced to 25% of the total votes cast.

The constraints described above do not apply to voting shares held by way of security only or to voting shares held by one or more underwriters solely for the purpose of distributing the shares to the public, or by any person acting as an intermediary in the payment of funds or the delivery of securities in connection with trades in securities and providing centralized facilities for the clearing of trades in securities.

The Articles of WestJet grant to the Board of Directors the powers necessary to give effect to the ownership restrictions, including all powers contemplated by the provisions of the ABCA.

WestJet has adopted certain procedures and processes in order to monitor the number of its voting shares owned by Canadians to ensure that the provisions of the *Canada Transportation Act* are complied with.

To the best of our knowledge, as of July 29, 2005, approximately 20,304,887 (15.8%) of the voting shares of our share capital were owned or controlled by Non-Canadians.

WHO ARE OUR PRINCIPAL HOLDERS?

To the knowledge of our directors and senior officers, as at July 29, 2005, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, our voting securities carrying more than 10% of the voting rights attached to any class of our voting securities except as set out in the table below:

	Number of Common Shares	**Percentage of Common Shares**
State Street Trust Company of Canada[(1)]	18,510,800	14.42%
Fidelity[(2)]	14,407,410	11.22%

Notes:

(1) These shares are held beneficially for the Ontario Teachers' Pension Plan Board.

(2) Holdings reported to be controlled by Fidelity Management & Research Company ("FMR Co.") and Fidelity Management Trust Company ("FMTC"). These share numbers are based on the latest public filing of FMR Co. known to the Corporation; being an early warning report filed on July 11, 2005. These shares are understood to be held beneficially on behalf of certain direct or indirect subsidiaries of FMR Co. and FMTC. FMR Co. has advised the Corporation that as a matter of policy they do not provide confirmation of shareholdings otherwise than required by laws relating to disclosure.

HOW DO I VOTE?

If your shares are registered in your name, you can vote your shares in person at the Meeting or by proxy. You have two ways of voting by proxy :

1. by fax, by completing and signing the enclosed proxy form and forwarding it by fax to 1-866-781-3111 (toll-free within North America only) or to (416) 368-2502; or

2. by mail, by completing and signing the enclosed proxy form and mailing it in the envelope provided.

If your shares are held in the name of a nominee you may also be able to vote by phone or Internet, but please see more detailed instructions below under the headings "How can a Non-Registered Shareholder Vote?" and "How can a Non-Registered Shareholder Vote in Person at the Meeting?". If your Shares are held under our Employee Stock Purchase Plan, see the instruction below under "Voting the Shares Held in your Stock Purchase Plan".

VOTING BY PROXY

Whether or not you attend the Meeting, you can appoint a proxyholder to vote for you at the Meeting. You can use the enclosed proxy form, or any other appropriate proxy form, to appoint your proxyholder. The persons named in the enclosed proxy form are directors or officers of WestJet. However, you can choose another person to be your proxyholder, including someone who is not a shareholder of WestJet, by crossing out the names printed on the proxy form and inserting another person's name in the blank space provided, or by completing another appropriate proxy form.

VOTING THE SHARES HELD UNDER YOUR STOCK PURCHASE PLAN

Common Shares ("ESP Shares") purchased by employees of WestJet under the Employee Stock Purchase Plan ("Purchase Plan") remain registered in the name of CIBC Mellon Trust Company ("CIBC Mellon"), as trustee in accordance with the provisions of the Purchase Plan, unless an employee has withdrawn their ESP Shares. Shareholders of ESP Shares cannot vote those shares in person.

Voting rights attached to the ESP Shares that are registered in the name of CIBC Mellon, as trustee under the Purchase Plan, can be exercised by employees by indicating on the enclosed voting instruction card the necessary direction to CIBC Mellon as to how they wish their ESP Shares to be voted at the Meeting. The ESP Shares will be voted pursuant to the directions of the beneficial owner and if no choice is specified for an item on your voting instruction card which you have provided to CIBC Mellon, CIBC Mellon will vote the relevant shares in favour of that item. ESP Shares in respect of which a voting instruction card has not been signed and returned will not be voted.

The voting instruction card must be used only with respect to ESP Shares. In the event that you are an employee and hold any shares other than ESP Shares, you must also complete the enclosed proxy form with respect to those shares. No proxy form is to be completed with respect to ESP Shares unless you have withdrawn such shares from the Purchase Plan and you or your broker or agent hold a share certificate with respect thereto.

HOW CAN A NON-REGISTERED SHAREHOLDER VOTE?

If your Common Shares are not registered in your name, they are held in the name of a "nominee," which is usually a trust company, securities broker or other financial institution. Your nominee is required to seek your instructions as to the manner in which to vote your shares. This is why you have received the Circular from your nominee, together with a voting instruction form. Each nominee has its own signing and return instructions, which you should follow carefully to ensure that your shares are voted. Many non-registered shareholders will find that their nominee uses an agent through whom votes may be cast by phone or Internet. If you are a non-registered shareholder who has voted and want to change your mind and vote in person, contact your nominee to obtain information on the procedure to follow, where possible.

HOW CAN A NON-REGISTERED SHAREHOLDER VOTE IN PERSON AT THE MEETING?

Since WestJet does not have access to the names of non-registered shareholders, if you attend the Meeting, we will have no record of your shareholdings or of your entitlement to vote, unless your nominee has appointed you as proxyholder. Therefore, if you are a non-registered shareholder and wish to vote in person at the Meeting, please fill in your name in the space provided on the voting instruction form sent to you by your nominee. In so doing, you are instructing your nominee to appoint you as proxyholder. Then follow the signing and return instructions provided by your nominee. It is not necessary to otherwise complete the form, as you will be voting at the Meeting. For further details, contact your nominee directly.

Shareholders who have ESP shares can not vote those shares in person.

HOW WILL MY VOTING RIGHTS BE EXERCISED?

On the proxy form, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you.

If you have specified on the proxy form how you want your shares to be voted on a particular matter, then your proxyholder must vote your shares accordingly in the case of either a vote by show of hands or a vote by ballot.

If you have not specified on the proxy form how you want your shares to be voted on a particular matter, your proxyholder can then vote in accordance with his or her judgment. Unless contrary instructions are provided, Common Shares represented by proxies received by management will be voted IN FAVOUR of the adoption of (i) the proposed Special Resolution, (ii) the proposed Resolution Concerning By-law No. 2005-1, and (iii) the proposed Resolution Concerning the General By-law.

WHAT IF THERE ARE AMENDMENTS OR IF OTHER MATTERS ARE BROUGHT BEFORE THE MEETING?

The enclosed proxy form gives the persons named on it the authority to use their discretion and judgment in voting on amendments or variations to matters identified in the notice of meeting or any other matter duly brought before the Meeting.

As of the time of printing of the Circular, management is not aware of any amendments to the matters set out in the notice of meeting or of other matters to be presented at the Meeting. However, if other matters duly come before the Meeting, the persons named on the enclosed proxy form will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the proxy form with respect to such matters.

BY WHEN MUST I VOTE?

No later than 5:00 p.m. (Mountain Daylight Time) on August 26, 2005, unless you are a registered shareholder and attend the Meeting in person or if you are a non-registered shareholder and have followed the instructions for voting in person at the Meeting. All shares represented by appropriate proxies received by CIBC Mellon prior to such time will be voted for or against the approval of the Special Resolution, the Resolution Concerning By-law No. 2005-1 and the Resolution Concerning the General By-law, in accordance with your instructions as specified in the proxy form, on any ballot that may be called at the Meeting.

CAN I CHANGE MY MIND AND REVOKE MY PROXY?

You can revoke your proxy at any time before it is exercised. To do this if you are a registered shareholder, clearly state in writing that you want to revoke your proxy and deliver this written statement to the Corporate Secretary at 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, no later than the last business day before the Meeting, namely August 29, 2005 at 5:00 p.m. (Calgary Time) or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner prescribed by law. If you are a non-registered shareholder who

has voted and want to change your mind or revoke your proxy, contact your nominee to obtain information on the procedure to follow, where possible.

If you are a registered shareholder and have personally given a proxy and attend personally at the Meeting at which such proxy is to be voted, you may revoke the proxy and vote in person.

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

WHO COUNTS THE VOTES?

Proxies are counted by CIBC Mellon.

MATTERS ON THE AGENDA

PROPOSED AMENDMENTS TO THE ARTICLES OF WESTJET

A Meeting has been convened in order for the shareholders to examine and, should they deem appropriate, adopt the Special Resolution, the text of which is attached hereto at Schedule "A", authorizing us to amend our Articles in accordance with the ABCA.

Background and Purpose of the Proposed Amendments to our Articles

Legislative Framework and Current Constraints Surrounding the Ownership of WestJet Shares

WestJet's Articles provide restrictions with respect to subscriptions, issues, transfers or purchases which would cause WestJet to cease to be "Canadian" as defined in the *Canada Transportation Act*. The applicable provisions of the *Canada Transportation Act* require that WestJet, as a corporation which indirectly wholly-owns the holder of scheduled domestic and non-scheduled international licenses, be Canadian; that is, controlled in fact by Canadians and that at least 75% of its voting interests be owned and controlled by Canadians.

The definition of "Canadian" under Section 55(1) of the *Canada Transportation Act* may be summarized as follows:

(a) a Canadian citizen or a permanent resident within the meaning of the *Immigration and Refugee Protection Act* (Canada),

(b) a government in Canada or an agent of such a government, or

(c) a corporation or other entity that is incorporated or formed under the laws of Canada or a province, that is controlled in fact by Canadians and of which at least 75%, or such lesser percentage as the Governor in Council may by regulation specify, of the voting interests are owned and controlled by Canadians.

The constraints on ownership rights contained in the Corporation's Articles require WestJet to refuse to recognize all ownership rights which would otherwise be attached to any Common Shares held contrary to such constrained share provisions, by deeming all such shares to be struck from the register of securities.

The Corporation's Articles also contain constraint provisions limiting voting rights such that at any meeting of shareholders of the Corporation, if more than 25% of the voting rights represented at the meeting are held, beneficially owned or controlled, directly or indirectly, by Non-Canadians, the voting rights attached to such shares shall be restricted on a pro rata basis such that the total number of votes which may be cast by or on behalf of Non-Canadians at such meeting will be reduced to 25% of the total votes cast at the Meeting.

The constraints described above do not apply to voting shares held by way of security only or to voting shares held by one or more underwriters solely for the purpose of distributing the shares to the public, or by any person acting as an intermediary in the payment of funds or the delivery of securities in connection with trades in securities and providing centralized facilities for the clearing of trades in securities.

The Articles of WestJet grant to the Board of Directors the powers necessary to give effect to the ownership restrictions, including all powers contemplated by the provisions of the ABCA.

WestJet has adopted certain procedures and processes in order to monitor the number of its voting shares owned by Canadians to ensure that the provisions of the *Canada Transportation Act* are complied with.

Control and Supervision Measures Implemented by WestJet

The restrictions provided for in our Articles relating to the subscription, transfer and issue of Common Shares to Non-Canadians, combined with the measures set out in the "Special Operating Procedures for Transferring Common

Shares and Monitoring Non-Canadian Ownership", presently allow us to monitor and control our Non-Canadian ownership in order to keep it below the 25% limit prescribed by the *Canada Transportation Act*.

In addition, in connection with any meeting of shareholders, each shareholder who casts a proxy or attends in person at a meeting is required to confirm whether or not they are Canadian or Non-Canadian, and in the absence of any confirmation, are deemed for the purposes of the meeting to be Non-Canadian shareholders.

Amendment to the Articles

Our management considers that limiting equity ownership in WestJet Common Shares by an investor's nationality does not ensure that our securities circulate freely enough to satisfy the significant interest shown by Non-Canadians. Management believes that it is important to broaden the access we have to global capital markets. The proposed amendments to our Articles will allow us to continue to qualify as "Canadian" within the meaning of the *Canada Transportation Act*, while providing additional options to achieve our growth objectives and future capital needs.

Our management has recommended that our Board of Directors proceed with amending the Articles of WestJet to, among other things:

(a) authorize us to issue an unlimited number of Variable Voting Shares and an unlimited number of Common Voting Shares;

(b) convert each issued and outstanding Common Share which is not owned and controlled by a Canadian within the meaning of the *Canada Transportation Act*, as constituted at close of market on the day prior to the date of amendment on the Certificate of Amendment to be issued by the Director pursuant to the ABCA following the filing of the Articles of Amendment, into one Variable Voting Share and cancel the Common Share;

(c) convert each issued and outstanding Common Share which is owned and controlled by a Canadian within the meaning of the *Canada Transportation Act*, as constituted at close of market on the day prior to date of amendment stated on the Certificate of Amendment to be issued by the Director pursuant to the ABCA following the filing of the Articles of Amendment, into one Common Voting Share and cancel the Common Share;

(d) cancel all of our unissued Common Shares it being understood that the Variable Voting Shares and the Common Voting Shares are substituted, with the required adaptations, for the purpose of exercising all rights of subscription, purchase or conversion relating to the Common Shares which are hereby cancelled;

(e) amend the provisions of our unissued Non-Voting Shares so that, other than voting rights, the rights attaching to them are the same as the Common Voting Shares and Variable Voting Shares;

(f) remove the voting rights attaching to the First Preferred Shares, Second Preferred Shares and Third Preferred Shares, other than as required by applicable law; and

(g) repeal Schedule "G" of Articles of WestJet, which schedule contains certain restrictions on the subscription, issue and transfer of voting shares of WestJet, and the procedures if restrictions are breached.

A copy of the Special Resolution authorizing us to amend our Articles in accordance with the terms and conditions set out below is attached to this Circular as Schedule "A".

Summary of the Rights, Privileges, Restrictions and Conditions of the Variable Voting Shares and Common Voting Shares

The summary below describes the rights, privileges, restrictions and conditions attached to the Variable Voting Shares and the Common Voting Shares. The complete text describing these rights, privileges, restrictions and conditions is included in the Articles of Amendment, a copy of which is attached hereto as Schedule "B".

Variable Voting Shares

Exercise of Voting Rights

The holders of Variable Voting Shares will be entitled to receive notice of, to attend and vote at all meetings of our shareholders, except those at which the holders of a specific class are entitled to vote separately as a class under the ABCA.

Variable Voting Shares will carry one vote per share held, except where (i) the number of outstanding Variable Voting Shares exceeds 25% of the total number of all issued and outstanding Variable Voting Shares and Common Voting Shares (or any greater percentage the Governor in Council may specify pursuant to the *Canada Transportation Act*), or (ii) the total number of votes cast by or on behalf of the holders of Variable Voting Shares at any meeting on any matter on which a vote is to be taken exceeds 25% (or any greater percentage that the Governor in Council may specify pursuant to the *Canada Transportation Act*) of the total number of votes that may be cast at such meeting.

If either of the above-noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically without further act or formality. Under the circumstances described in paragraph (i) above, the Variable Voting Shares as a class cannot carry more than 25% (or any greater percentage that the Governor in Council may specify pursuant to the *Canada Transportation Act*) of the total voting rights attached to the aggregate number of issued and outstanding Variable Voting Shares and Common Voting Shares of WestJet. Under the circumstances described in paragraph (ii) above, the Variable Voting Shares as a class cannot, for a given shareholders' meeting, carry more than 25% (or any greater percentage that the Governor in Council may specify pursuant to the *Canada Transportation Act*) of the total number of votes that may be cast at the meeting.

Dividends

Subject to the rights, privileges, restrictions and conditions attached to any other class of WestJet shares ranking prior to the Variable Voting Shares, the holders of Variable Voting Shares are entitled to receive any dividends that are declared by WestJet's directors at the times and for the amounts that our Board of Directors may, from time to time, determine. The Variable Voting Shares shall rank equally with the Common Voting Shares and the Non-Voting Shares as to dividends on a share-for-share basis. All dividends shall be declared in equal or equivalent amounts per share on all Variable Voting Shares, Common Voting Shares and Non-Voting Shares then outstanding, without preference or distinction.

Subdivision or Consolidation

No subdivision or consolidation of the Variable Voting Shares shall occur unless simultaneously, the Common Voting Shares and the Non-Voting Shares are subdivided or consolidated in the same manner so as to maintain and preserve the relative rights of the holders of each of these classes of shares.

Rights in the Case of Liquidation, Winding-Up or Dissolution

Subject to the rights, privileges, restrictions and conditions attached to the other classes of WestJet shares ranking prior to the Variable Voting Shares, in the case of liquidation, dissolution or winding-up of WestJet, the holders of Variable Voting Shares, Common Voting Shares and Non-Voting Shares shall be entitled to receive WestJet's remaining property and shall be entitled to share equally, share for share, in all distributions of such assets.

Conversion

Each issued and outstanding Variable Voting Share shall be automatically converted into one Common Voting Share, without any further intervention on the part of WestJet or the holder, if (i) the Variable Voting Share is or becomes owned and controlled by a Canadian; or if (ii) the provisions contained in the *Canada Transportation Act* relating to foreign ownership restrictions are repealed and not replaced with other similar provisions in applicable legislation.

In the event that an offer is made to purchase Common Voting Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares are then listed, to be made to all or substantially all the holders of Common Voting Shares in a given province of Canada to which these requirements apply, each Variable Voting Share shall become convertible at the option of the holder into one Common Voting Share at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the Offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Variable Voting Shares for the purpose of depositing the resulting Common Voting Shares pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to the provisions concerning voting rights for Variable Voting Shares notwithstanding their conversion. Our transfer agent shall deposit the resulting Common Voting Shares on behalf of the holder.

Should the Common Voting Shares issued upon conversion and tendered in response to the offer be withdrawn by shareholders or not taken up by the Offeror, or should the offer be abandoned or withdrawn, the Common Voting Shares resulting from the conversion shall be automatically reconverted, without further intervention on the part of WestJet or on the part of the holder, into Variable Voting Shares.

Variable Voting Shares may not be converted into Common Voting Shares, and *vice-versa*, other than in accordance with the conversion procedure set out in our Articles of Amendment.

Constraints on Share Ownership

Variable Voting Shares may only be owned or controlled by Non-Canadians.

Common Voting Shares

Exercise of Voting Rights

The holders of Common Voting Shares will be entitled to receive notice of, and to attend and vote at all meetings of our shareholders, except those at which holders of a specific class are entitled to vote separately as a class under the ABCA. Each Common Voting Share shall confer the right to one vote at all meetings of our shareholders.

Dividends

Subject to the rights, privileges, restrictions and conditions attached to any class of WestJet shares ranking prior to the Common Voting Shares, holders of Common Voting Shares are entitled to receive any dividends declared by our directors at the times and for the amounts that the Board of Directors may, from time to time, determine. The Common Voting Shares, Variable Voting Shares and Non-Voting Shares shall rank equally as to dividends on a share-for-share basis. All dividends declared shall be declared in equal or equivalent amounts per share on all Common Voting Shares, Variable Voting Shares and Non-Voting Shares then outstanding, without preference or distinction.

Subdivision or Consolidation

No subdivision or consolidation of the Common Voting Shares shall occur unless simultaneously, the Variable Voting Shares and the Non-Voting Shares are subdivided or consolidated in the same manner so as to maintain and preserve the respective rights of the holders of each of these classes of shares.

Rights in the Case of Liquidation, Winding-Up or Dissolution

Subject to the rights, privileges, restrictions and conditions attached to any class of shares ranking prior to the Common Voting Shares, in the case of liquidation, dissolution or winding-up of WestJet, the holders of Common Voting Shares, Variable Voting Shares and Non-Voting Shares shall be entitled to receive WestJet's remaining property and shall be entitled to share equally, share for share, in all distributions of such assets.

Conversion

Each issued and outstanding Common Voting Share shall be converted into one Variable Voting Share, automatically and without any further act of WestJet or the holder, if such Common Voting Share is or becomes owned or controlled by a person who is not a Canadian.

In the event that an offer is made to purchase Variable Voting Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Variable Voting Shares are then listed, to be made to all or substantially all the holders of Variable Voting Shares, each Common Voting Share shall become convertible at the option of the holder into one Variable Voting Share at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Common Voting Shares for the purpose of depositing the resulting Variable Voting Shares pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to the provisions concerning the voting rights for Common Voting Shares notwithstanding their conversion. Our transfer agent shall deposit the resulting Variable Voting Shares on behalf of the holder.

Should the Variable Voting Shares issued upon conversion and tendered in response to the offer be withdrawn by the shareholders or not taken up by the offeror, or should the offer be abandoned or withdrawn, the Variable Voting Shares resulting from the conversion shall be automatically reconverted, without further intervention on the part of WestJet or on the part of the holder, to Common Voting Shares.

The Common Voting Shares may not be converted into Variable Voting Shares, or *vice-versa*, other than in accordance with the conversion procedure set out in the Articles of Amendment.

Constraints on Share Ownership

The Common Voting Shares may only be owned and controlled by Canadians.

Shareholder Approval and Coming into Force of the Special Resolution

Our Board of Directors adopted a resolution on July 27, 2005 authorizing the submission of the Special Resolution to the shareholders.

In order to come into force, the Special Resolution must be adopted by at least two thirds of the votes cast at the Meeting by all WestJet shareholders who are present or represented by proxy. If the Special Resolution is approved by the shareholders, the amended Articles will only come into force once the Articles of Amendment are filed with the Registrar under the ABCA and when, in accordance with the provisions of the ABCA, a Certificate of Amendment is issued in respect of the amendments contemplated by the Special Resolution. Under the Special Resolution, our directors have the power to revoke the Special Resolution at their discretion before any effect is given thereto by filing the Articles of Amendment with the Registrar under the ABCA. Our directors may exercise this power if one or many shareholders exercise their right to dissent related to the Special Resolution.

Unless a shareholder indicates otherwise, the voting rights attached to the Common Shares represented by the proxy given to our management will be voted IN FAVOUR of the Special Resolution in order to approve the proposed amendments to our Articles.

Right to Dissent

Under the ABCA, WestJet shareholders are entitled to send us a written dissent to the Special Resolution. In addition to any other right the holders of Common Shares may have, once the proposed amendments to our Articles contemplated by this Special Resolution take effect, any WestJet shareholder who follows the ABCA procedures for exercising a right to dissent will be entitled to receive payment from WestJet of the fair value of the Common Shares he holds with respect to which he expressed his dissent. This fair value will be determined upon the close of business on the day preceding the adoption of the Special Resolution.

Summary of the Procedure for Exercising the Right to Dissent

The following is a summary of the procedure established in section 191 of the ABCA that shareholders must follow if they intend to exercise their right to dissent to the Special Resolution and want to request that we purchase their WestJet Common Shares in exchange for the fair value thereof, determined as of the close of business on the day before the Special Resolution is adopted.

Pursuant to Section 191 of the ABCA, a registered WestJet Shareholder has a right of dissent with respect to the Special Resolution. To exercise such right, **the dissenting WestJet Shareholder ("Dissenting Shareholder") must send WestJet a written objection to the Special Resolution. Such written objection must be received by WestJet c/o Burnet, Duckworth & Palmer LLP, 1400, 350 - 7th Avenue S.W., Calgary, Alberta T2P 3N9, Attention: Daryl S. Fridhandler, Q.C., on the business day before the Meeting and the Dissenting Shareholder must otherwise comply with Section 191 of the ABCA.** Provided the Special Resolution becomes effective, each Dissenting Shareholder will be entitled to be paid the fair value of their shares in respect of which such Dissenting Shareholder dissents in accordance with Section 191 of the ABCA, as modified by the applicable Interim Order. Pursuant to Section 191 of the ABCA, a WestJet Shareholder may not exercise the right of dissent in respect of only a portion of their WestJet Common Shares and may not vote any WestJet Common Shares in favour of the Special Resolution.

The provisions respecting the right of dissent are technical and complex. Failure to strictly comply with any of the requirements set forth in Section 191 of the ABCA may result in the loss of the right of dissent.

Beneficial owners of WestJet Common Shares whose shares are registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered WestJet Shareholder is entitled to dissent. Accordingly, a beneficial owner of WestJet Common Shares desiring to exercise dissent rights must make arrangements for the WestJet Common Shares beneficially owned by such Dissenting Shareholder to be registered in his or her name prior to the time the written objection to the Special Resolution is required to be received by WestJet, or alternatively, make arrangements for the registered holder of his or her WestJet Common Shares to dissent on his or her behalf.

If the Special Resolution is adopted, an application may be made to the Court of Queen's Bench of Alberta (the "Court") by the Corporation or by a Dissenting Shareholder, where the Dissenting Shareholder has sent the required written objection, to fix the fair value of the Dissenting Shareholder's securities. If such an application to the Court is made by the Corporation or a Dissenting Shareholder, the Corporation must, unless the Court otherwise orders, send to each Dissenting Shareholder a written offer to pay the Dissenting Shareholder an amount considered by the Board to be the fair value of the WestJet Common Shares. The offer, unless the Court otherwise orders, will be sent to each Dissenting Shareholder at least 10 days before the date on which the application is returnable, if the Corporation is the applicant, or within 10 days after the Corporation is served with notice of the application, if a Dissenting Shareholder is the applicant. The offer will be made on the same terms to each Dissenting Shareholder and will be accompanied by a statement showing how the fair value was determined. If such offer is not made or is not accepted, the Court shall fix the fair value of the WestJet Common Shares. If an application is made by either party, the Dissenting Shareholder will be entitled to be paid the amount fixed by the Court for the WestJet Common Shares in respect of which the Dissenting Shareholder dissented.

A Dissenting Shareholder may make an agreement with the Corporation for the purchase of their Common Shares in the amount of the offer made by the Corporation (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Common Shares.

A Dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal. On the application, the Court will make an order fixing the fair value of the Common Shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against the Corporation and in favour of each of those Dissenting Shareholders, and fixing the time within which the Corporation must pay that amount payable to the Dissenting Shareholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Dissenting Shareholder ceases to have any rights as a WestJet Shareholder until the date of payment.

On the Special Resolution becoming effective by issuance of a Certificate of Amendment, or upon the making of an agreement between the Corporation and the Dissenting Shareholder as to the payment to be made by the Corporation to the Dissenting Shareholder, or upon the pronouncement of a Court order, whichever first occurs, the WestJet Shareholder will cease to have any rights as a Shareholder other than the right to be paid the fair value of such holder's Common Shares, in the amount agreed to between the Corporation and the Shareholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Shareholder may withdraw the Shareholder's dissent, or the Corporation may rescind the Special Resolution if not acted upon, and in either event the dissent and appraisal proceedings in respect of that WestJet Shareholder will be discontinued.

The Corporation shall not make a payment to a Dissenting Shareholder under Section 191 if there are reasonable grounds for believing that the Corporation is or would be, after the payment, unable to pay its liabilities as they become due, or that the realizable value of the assets of the Corporation would thereby be less than the aggregate of its liabilities. In such event, the Corporation shall notify each Dissenting Shareholder that it is unable lawfully to pay Dissenting Shareholders for their Common Shares, in which case the Dissenting Shareholder may, by written notice to the Corporation within 30 days after receipt of such notice, withdraw such holder's written objection, in which case the Corporation shall, subject to the terms of the Special Resolution, be deemed to consent to the withdrawal and such Dissenting Shareholder shall be reinstated with full rights as a shareholder, failing which such Dissenting Shareholder retains a status as a claimant against the Corporation to be paid as soon as the Corporation is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Corporation but in priority to its shareholders.

All Common Shares held by shareholders who exercise their right of dissent will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to have transferred such Common Shares to WestJet for cancellation immediately prior to the issuance of a Certificate of Amendment with respect to the Special Resolution and such Common Shares shall be deemed to no longer be issued and outstanding as of that time, in exchange for such fair value.

The above text is only a summary of the highly technical and complex provisions of the ABCA respecting Dissenting Shareholders. You will find a complete version of these provisions in Schedule "C" of this Circular. WestJet Shareholders who would like to exercise their right to dissent should seek the advice of legal advisors, as failure to comply strictly with the ABCA provisions could entail the loss of their right to dissent or ability to avail themselves of their rights thereunder.

Any Dissenting Shareholder who fails to abide by all ABCA requirements for the exercise of the right to dissent risks losing this right under the law. Executing or exercising a proxy does not constitute a written objection for the purposes of the ABCA.

Our Board of Directors reserves the right, at its discretion, to refrain from submitting the Special Resolution to shareholders or not to submit the Articles of Amendment to the Registrar pursuant to the ABCA, if the number of Dissenting Shareholders is considered too high, or if, for any other reason, our Board deems it is not in the best interests of WestJet to follow through on the proposed amendment of our Articles set out in the Special Resolution.

Events Subsequent to the Approval

Should the shareholders approve the Special Resolution in the manner described above, we will file the Articles of Amendment necessary to give effect to the proposed amendments promptly following the Meeting, unless our directors repeal the Special Resolution prior to filing the Articles of Amendment.

We presently expect that the Articles of Amendment will be filed and the changes legally in effect on or about August 30, 2005.

Exchange of Certificates

Upon issuance of Articles of Amendment to effect the share reorganization, WestJet Shareholders (other than Dissenting WestJet Shareholders) will be deemed to be holders of Common Voting Shares as of the Effective Date and registered WestJet Shareholders will be entered into the register of holders of Common Voting Shares without further act or formality unless they had previously been registered on the separate register for Non-Canadian Common Shares, in which case they will be entered into the register of holders of Variable Voting Shares without further act or formality.

A Letter of Transmittal for the surrender of certificates representing Common Shares for use in exchanging those certificates for Common Voting Share certificates or Variable Voting Share certificates, as the case may be, is enclosed with this Information Circular. The Letter of Transmittal contains instructions on how WestJet Shareholders are to exchange their Common Share certificates. Registered WestJet Shareholders (other than Dissenting Shareholders) should read and follow these instructions carefully. The Letter of Transmittal, when properly completed and returned together with a certificate or certificates representing Common Shares and all other required documents, will enable each registered WestJet Shareholder (other than Dissenting Shareholders) to obtain the certificates representing the same number of Common Voting Shares or Variable Voting Shares, as the case may be, under the share reorganization.

WestJet Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Common Shares.

Any use of the mail to transmit the share certificates and Letter of Transmittal is at the risk of the WestJet Shareholder. If such documents are mailed, it is recommended that registered mail, with return receipt requested, properly insured, be used. If the share reorganization is not proceeded with, all certificates representing Common Shares received by the Depositary will be returned to WestJet Shareholders.

Dissenting Shareholders who ultimately are not entitled to be paid the fair value of their WestJet Shares will be entitled to receive Common Voting Shares or Variable Voting Shares, as the case may be, under the share reorganization.

If a certificate representing Common Shares has been lost, apparently destroyed or wrongfully taken, the holder of such Common Shares should immediately contact the registrar and transfer agent of the Common Shares, so that arrangements can be made to issue a replacement share certificate to such holder upon such holder satisfying such reasonable requirements as may be imposed by WestJet in this regard.

Trading in Variable Voting Shares and Common Voting Shares

Assuming the Articles of Amendment are filed on August 30, 2005, it is expected the Variable Voting Shares and Common Voting Shares will commence trading after the opening of business on or about September 2, 2005.

Canadian Securities Legislation Considerations

Distribution and Resale of Variable Voting Shares and Common Voting Shares

Subject to the explanation below, the exchange of Variable Voting Shares and Common Voting Shares with our holders of Common Shares pursuant to the amendment of our Articles, will be exempt from prospectus and registration requirements under Canadian securities legislation.

In order to comply with Québec securities legislation, an exemption from prospectus and registration on requirements has been obtained from the Autorité des marchés financiers concerning the distribution of the Variable Voting Shares and Common Voting Shares in the context of the amendments to our Articles.

Subject to certain disclosure and other regulatory requirements, as well as the usual restrictions on the distribution of shares from "control blocks", the Variable Voting Shares and Common Voting Shares issued in the context of the amendments to our Articles can be resold in all Canadian provinces without restrictions, subject however to restrictions set out in our Articles as well as to usual conditions which stipulate that no unusual effort or, in certain circumstances, no effort was made to prepare the market or create the demand for the securities and no commission or unusual consideration is granted with respect to the sale.

Early Warning Reports

Under Canadian securities legislation, a person whose interest in any class of a reporting issuer's voting shares reaches or exceeds 10% must issue and file with the Canadian securities authorities a press release and report containing the information prescribed by regulation, unless the control was acquired by means of a take-over carried out in accordance with the procedure prescribed by Canadian securities legislation. The requirement for a shareholder to comply with "early warning" reporting requirements is based on ownership percentage of a class of securities, and not on the voting rights attached to all voting securities, as is the case for insider reporting.

If the Special Resolution is approved by the shareholders and not repealed by our directors, the issued and outstanding WestJet Common Shares will be converted into Common Voting Shares or Variable Voting Shares, depending on whether the Common Shares are owned and controlled by Canadians or not. As at July 29, 2005, 128,381,071 Common Shares were issued and outstanding, of which 108,076,184 (84.2%) were owned and controlled by Canadians, and 20,304,887 (15.8%) were owned or controlled by Non-Canadians.

Going-Private Transaction

The proposed amendments to our Articles may be interpreted so as to constitute a going-private transaction within the meaning of Policy Statement Q-27 – *Protection of Minority Securityholders in the Course of Certain Transactions* ("Policy Q-27"). Accordingly, unless an exemption applies or is obtained from the Autorité des marchés financiers, an issuer proposing to carry out a going-private transaction is required to (i) prepare a valuation of the affected securities and to provide the holders of the affected securities a summary of such valuation and to (ii) require minority shareholder approval. An exemption from the requirements of Policy Q-27 has been obtained from the Autorité des marchés financiers.

The proposed amendments to our Articles are not subject to the Ontario Securities Commission Rule 61-501 – *Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions.*

Canadian Federal Income Tax Considerations

In the opinion of our counsel, Burnet, Duckworth & Palmer LLP, the following is an adequate summary of the principal Canadian federal income tax considerations under the *Income Tax Act* (Canada), R.S.C. (1985) c. 1 (5th Supp) (the "Tax Act") concerning the amendment to WestJet's share capital, the conversion of the Common Shares of WestJet's share capital into Variable Voting Shares or Common Voting Shares of its share capital, and the subsequent holding and disposition of these shares of WestJet's share capital generally applicable to holders who, at all relevant times, hold WestJet Common Shares and will hold Variable Voting Shares or Common Voting Shares as capital property, deal at arm's length with WestJet and are not affiliated persons with WestJet within the meaning of the Tax Act

The shares of WestJet's share capital will generally constitute capital property to a holder thereof, provided that the holder does not hold such shares in the course of carrying on a business or has not acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade. Certain holders who are Canadian residents within the meaning of the Tax Act and whose shares of WestJet's share capital might not otherwise qualify

as capital property may, in certain circumstances, be entitled to have the shares treated as capital property by making an irrevocable election as provided by subsection 39(4) of the Tax Act.

This summary is based on the current provisions of the Tax Act and the regulation adopted pursuant thereto (the "Regulation") and on our counsel's understanding of the current published administrative practices and policies of the Canada Revenue Agency (the "Tax Practices") publicly released as of the date hereof. This summary also takes into account specific proposals to amend the Tax Act and the Regulation publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that all such Tax Proposals will be enacted in the form proposed. However, no assurance can be given that the Tax Proposals will be enacted in the form proposed, if at all.

This summary, with the exception of the Tax Proposals, does not take into account or anticipate any changes in the law or Tax Practices, whether by legislative, regulatory, administrative or judicial means. This summary does not take into account Canadian provincial, territorial or foreign tax considerations, which may differ significantly from those set out herein.

The Tax Act contains provisions relating to securities held by certain financial institutions (the "Mark-to-Market Rules"). This summary does not take into account such Mark-to-Market Rules, therefore, holders that are financial institutions for the purposes of such rules should consult their own tax advisors.

This summary is not exhaustive of all Canadian federal income tax considerations. This summary is of a general nature only and is not intended to be, nor should it be construed to be, tax or legal advice to any particular holder. Changes in the law or Tax Practices or future court decisions may affect your tax treatment. Accordingly, holders should consult their own tax advisors with respect to their own particular circumstances, including the application and considerations of income tax legislation and other tax legislation of a country, province, territory, state or local tax authority.

Holders Resident in Canada

The following portion of this summary applies to holders who, at all relevant times, are resident or deemed to be resident in Canada for the purposes of the Tax Act (a "Canadian Holder").

Conversion of Existing WestJet Common Shares

A Canadian Holder whose WestJet Common Shares are converted into Common Voting Shares will not realize a capital gain or capital loss as a result of the conversion. The Canadian Holder will be considered to have disposed of the WestJet Common Shares for proceeds of disposition equal to the aggregate adjusted cost base of the WestJet Common Shares that he owned immediately prior to the conversion, and to have acquired the Common Voting Shares received upon conversion at a cost equal to such adjusted cost base. The adjusted cost base to a Canadian Holder of a Common Voting Share acquired subsequent to the conversion will be established by averaging the cost of any such Common Voting Share with the adjusted cost base of all other Common Voting Shares held immediately prior to such acquisition by the Canadian Holder as capital property.

Taxation of Dividends on Common Voting Shares

A Canadian Holder will be required to include in the calculation of income for a given taxation year any dividends received or deemed to be received on Common Voting Shares. In the case of Canadian Holders who are individuals (with the exception of certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. In the case of Canadian Holders that are corporations, an amount equal to the dividend received shall be included in the calculation of their income, and will usually be deductible in the calculation of their taxable income.

Canadian Holders that are "private corporations" or "subject corporations" within the meaning of the Tax Act, will generally be liable to pay a refundable tax at the rate of 33 1/3 % under Part IV of the Tax Act on dividends received

or deemed to be received on Common Voting Shares, to the extent that such dividends are deductible in the calculation of their taxable income.

Disposition of Common Voting Shares – Taxation of Capital Gains and Capital Losses

Upon the disposition or deemed disposition of Common Voting Shares, a Canadian Holder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, less any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares for the Canadian Holder.

In general, a Canadian Holder is required to include one-half of the amount of any capital gain (a "Taxable Capital Gain") realized, in the calculation of income in a taxation year, and must deduct one-half of the amount of any capital loss (an "Allowable Capital Loss") realized in a taxation year against Taxable Capital Gains of that year, subject to and in accordance with the rules provided in the Tax Act. In accordance with the detailed rules of the Tax Act, the amount by which the Allowable Capital Losses exceed the Taxable Capital Gains of a given year may generally be carried back and deducted from the Taxable Capital Gain realized over the three preceding taxation years, or carried forward and deducted in any subsequent taxation year against Taxable Capital Gains realized in such year. A Taxable Capital Gain realized by a Canadian Holder who is an individual or a trust (with the exception of certain defined trusts) may also give rise to alternative minimum tax. Canadian Holders should consult their own tax advisors as regards the provisions of the Tax Act relating to alternative minimum tax.

The amount of any capital loss realized on the disposition of the Common Voting Shares by a Canadian Holder that is a corporation may be reduced by the amount of any dividend previously received or deemed to have been received by that Canadian Holder on Common Voting Shares and Common Shares, to the extent and in the circumstances prescribed by the Tax Act. Similar rules may also apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Voting Shares or WestJet Common Shares, directly or indirectly, through a partnership or trust.

A Canadian Holder that is a "Canadian-controlled private corporation" within the meaning of the Tax Act is subject to an additional 6 2/3% refundable tax on certain investment income, including Taxable Capital Gains.

Right to Dissent

A Canadian Holder who exercises his right to dissent will be deemed to have received a taxable dividend equal to the amount by which any amount paid by WestJet for its Common Shares exceeds the paid-up capital on such shares immediately prior to that time. For a holder other than a corporation, this taxable dividend will be subject to the tax rules that apply to any other taxable dividends. For a holder that is a corporation, this taxable dividend may be subject to the tax rules that apply to any other taxable dividends or may result in the realization of a capital gain in accordance with the detailed rules of the Tax Act. A holder considering exercising his right to dissent should consult his own tax advisor concerning the resulting tax consequences.

Eligibility for Investment

Upon their date of issue, the Common Voting Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans under the Tax Act, and will not constitute foreign property within the meaning and for the purposes of the Tax Act.

Automatic Conversion of Common Voting Shares into Variable Voting Shares

The automatic conversion of one Common Voting Share into one Variable Voting Share provided for in WestJet's Articles will be deemed not to constitute either a disposition of the Common Voting Share or an acquisition of the Variable Voting Share for the purposes of the Tax Act. The cost of the Variable Voting Shares to the Canadian Holder upon conversion of the Common Voting Shares will be deemed to be equal to the total adjusted cost base to the Canadian Holder of the Common Voting Shares immediately prior to the conversion.

Non-Resident Holders

The following portion of this summary applies to a holder who, at all relevant times for the purposes of the Tax Act, is neither resident nor deemed to be resident in Canada (a "Non-Resident Holder"). Furthermore, this section does not apply to a Non-Resident Holder who uses or holds WestJet Common Shares in the course of carrying on a business in Canada, or to an insurer or an authorized foreign bank that carries on an insurance business or banking business in Canada and abroad.

Conversion of WestJet Common Shares

A Non-Resident Holder whose WestJet Common Shares are converted into Variable Voting Shares will not realize a capital gain or a capital loss as a result of the conversion. The Non-Resident Holder will be considered to have disposed of the WestJet Common Shares for proceeds of disposition equal to the adjusted cost base of the WestJet Common Shares immediately prior to the conversion, and to have acquired the Variable Voting Shares received upon conversion at a cost equal to such adjusted cost base. The adjusted cost base to a Non-Resident Holder of a Variable Voting Share acquired subsequent to the conversion will be established by averaging the cost of any such Variable Voting Shares with the adjusted cost base of all other Variable Voting Shares held immediately prior to such acquisition by the Non-Resident Holder as capital property.

Taxation of Dividends on Variable Voting Shares

Dividends paid or deemed to be paid by WestJet to a Non-Resident Holder on Variable Voting Shares will be subject to Canadian withholding tax of 25%. This withholding tax may, however, be reduced under an applicable income tax treaty or convention.

Disposition of Variable Voting Shares – Taxation of Capital Gains and Capital Losses

A Non-Resident Holder will not be subject to tax under the Tax Act on any Taxable Capital Gain (and will not be entitled to deduct any Allowable Capital Loss in computing taxable income earned in Canada to offset any Taxable Capital Gain) realized on a disposition of Variable Voting Shares unless the Variable Voting Shares constitute "taxable Canadian property" within the meaning of the Tax Act at the time of their disposition, and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty or convention. Provided they are listed on a prescribed stock exchange (which includes the TSX) at the time of the disposition, the Variable Voting Shares will not generally constitute taxable Canadian property to a Non-Resident Holder unless, at any time during the 60-month period immediately preceding the disposition, the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, or the Non-Resident Holder together with such persons, owned 25% or more of the issued shares of any class of WestJet's share capital.

In the event that a Variable Voting Share constitutes "taxable Canadian property" for a Non-Resident Holder within the meaning of the Tax Act, any Taxable Capital Gain (or any Allowable Capital Loss) realized by the Non-Resident Holder upon the disposition of the Variable Voting Share may be exempt from tax under the Tax Act (or may be refused to offset Taxable Capital Gain in calculating taxable income earned in Canada) pursuant to an applicable income tax treaty or convention. Non-Resident Holders should consult their own tax advisors with respect to the availability of any relief under the terms of any applicable income tax treaty or convention in their particular circumstances.

In the event that a Variable Voting Share constitutes "taxable Canadian property" for a Non-Resident Holder within the meaning of the Tax Act, and that any Taxable Capital Gain (or Allowable Capital Loss) realized by a Non-Resident Holder upon the disposition of such share is not exempt from tax under the Tax Act (or may be used to offset any Taxable Capital Gain in computing taxable income earned in Canada) pursuant to an applicable income tax treaty or convention, then the tax consequences described above in the first two paragraphs under the heading "Holders Resident in Canada – Disposition of Common Voting Shares – Taxation of Capital Gains and Capital Losses" will generally apply.

Provided that the Variable Voting Shares are listed on a stock exchange prescribed by Regulation, a Non-Resident Holder will not be subject to the requirements of section 116 of the Tax Act to obtain a clearance certificate in respect of a disposition or deemed disposition of Variable Voting Shares. Consequently, no amount will be required to be withheld and remitted by a purchaser from the proceeds of the Variable Voting Shares in compliance with the provisions of the Tax Act.

Right to Dissent

A Non-Resident Holder who exercises his right to dissent will be deemed to have received a taxable dividend equal to the amount by which any amount paid by WestJet for its Common Shares exceeds the paid-up capital on such shares immediately prior to that time. This taxable dividend will be subject to the tax rules that apply to any other taxable dividend described above under the heading "Non-Resident Holders – Taxation of Dividends on Variable Voting Shares."

Automatic Conversion of Variable Voting Shares into Common Voting Shares

The same tax treatment applies as that described earlier under the heading "Holders Resident in Canada – Automatic Conversion of Common Voting Shares into Variable Voting Shares" on the automatic conversion of one Variable Voting Share into one Common Voting Shares as provided for in WestJet's Articles.

PROPOSED ADOPTION/ RATIFICATION OF WESTJET BY-LAW NO. 2005-1

Our Board of Directors is authorized to adopt administrative by-laws in order to apply the restrictions on the issue, transfer, ownership, control and voting of our shares. Our Board of Directors adopted By-law No. 2005-1 which confers upon it the powers to implement and apply certain restrictions on the issue, transfer, ownership, voting and control of our shares. If the Special Resolution is adopted, you will be invited to consider and, if you deem appropriate, confirm By-law No. 2005-1. You will find a version of By-law No. 2005-1 at Schedule "E" of this Circular.

Our Board of Directors recommends ratifying the proposed By-law No. 2005-1 which will allow us to implement the mechanisms and procedures linked to the ownership of our shares in order for WestJet to maintain its Canadian Status under the *Canada Transportation Act.*

Approval by the Shareholders and the Coming into Force of the Resolution Concerning By-law No. 2005-1

Pursuant to a resolution adopted on July 27, 2005, our Board of Directors authorized the adoption and submission of the Resolution Concerning By-law No. 2005-1 to our shareholders.

In order for it to come into force, the Resolution Concerning By-law No. 2005-1 must be adopted by at least the majority of the votes exercised by WestJet Shareholders, either in person or by proxy, at the Meeting. If the Resolution Concerning By-law No. 2005-1 is approved by our shareholders, By-law No. 2005-1 will only come into force concurrent with the amendments to our Articles, as proposed by the Special Resolution. If the Special Resolution is not approved by our shareholders, the Resolution Concerning By-law No. 2005-1 will be withdrawn from consideration by shareholders.

Unless a shareholder indicates otherwise, the voting rights attached to the shares represented by a proxy form given to our management will be voted IN FAVOUR of the Resolution Concerning By-law No. 2005-1 in order to confirm our By-law No. 2005-1.

PROPOSED AMENDMENT TO WESTJET GENERAL BY-LAW NO. 1

Our Board of Directors is authorized to adopt and amend administrative By-laws which must then be confirmed by our shareholders at the subsequent shareholders' meeting. In order to ensure that the proposed amendments to our Articles are in compliance with the *Canada Transportation Act*, the Canadian Transportation Agency, the regulatory agency responsible for the application of this law, requires that we amend our General By-law No. 1 (our general

by-laws) so as to address various matters relating to the new Variable Voting Share structure. In this regard, the Canadian Transportation Agency requires votes by ballot at shareholders' meetings in certain circumstances, that a majority of directors constituting a quorum for Board meetings and to pass a matter at Board meetings be Canadian, and that voting shares jointly owned or controlled by a Canadian and one or more Non-Canadians be deemed to be owned or controlled, as the case may be, by a Non-Canadian.

In addition, recent amendments to the ABCA addressing a number of matters have been accounted for in the revisions to General By-Law No. 1, including adapting meeting procedures to recent technological developments so as to permit meetings to be conducted and notices to be given through a greater variety of electronic means, clarification of certain conflict of interest and indemnification matters and clarification of board authority to supervise the management of the business and clarification as to the right to vote in relation to the establishment of meeting record dates. As well, since the Corporation's general by-law was initially adopted in 1996, the section numbering in the ABCA has changed and the manner in which the Corporation operates has evolved to the point that a comprehensive review with requisite changes was required to the general by-law. Aside from general updating of section numbering relating to the ABCA, the right of the Chairman to make a casting vote in the event of a tie at a shareholders' meeting has been removed, a general provision has been added with respect to a lead director and references to a "managing director" have been removed as it is not a position the Corporation contemplates will be utilized in its management structure.

You will be invited to examine and, if you deem appropriate, confirm by ordinary resolution the new General By-law No. 1, as set out in Schedule "F" in the Resolution Concerning the General By-law. You will find a version of the General By-law No. 1 at Schedule "G" of this Circular.

Our Board of Directors recommends ratifying the new General By-law No. 1 which will allow us to fulfill the requirements of the Canadian Transportation Agency, in order to qualify as Canadian under the *Canada Transportation Act*, to have the option to take advantage of recently amended legislative changes for the possible implementation of communication technology to conduct meetings, and to generally update our procedure by-law.

Approval by the Shareholders and the Coming into Force

Pursuant to the resolution adopted on July 27, 2005, our Board of Directors adopted General By-Law No. 1 and authorized the submission of the Resolution Concerning the General By-law to our shareholders.

In order for it to come into force, the Resolution Concerning the General By-law must be adopted by at least the majority of the votes exercised by WestJet shareholders, either in person or by proxy, at the Meeting.

Unless a shareholder indicates otherwise, the voting rights attached to the shares represented by a proxy form given to our management will be voted IN FAVOUR of the Resolution Concerning the General By-law in order to confirm the proposed amendments to our General By-law No. 1.

INFORMATION CONCERNING WESTJET

Overview

WestJet operates a high-efficiency, low-fare passenger airline currently serving 24 Canadian and 10 American cities. We started flight operations on February 29, 1996 with 220 employees and three aircraft, flying to the five cities of Vancouver, Kelowna, Calgary, Edmonton and Winnipeg. Since that time, WestJet has continued to expand, bringing more Canadian cities into its route network. Today, WestJet has a fleet of 55 Boeing 737 aircraft and operates over 1,900 flights per week. During 2004 WestJet carried more than 7.8 million guests. WestJet serves the Canadian destinations of Victoria, Comox, Vancouver, Abbotsford/Fraser Valley, Prince George, Kelowna, Grande Prairie, Calgary, Edmonton, Fort McMurray, Saskatoon, Regina, Winnipeg, Thunder Bay, Windsor (service ends October 30, 2005), London, Hamilton, Toronto, Ottawa, Montréal, Moncton, Halifax, Charlottetown (seasonal to September 15, 2005) and St. John's, and the American destinations of San Francisco, Los Angeles, Phoenix (seasonal service ended May 31, 2005), Tampa, Orlando, Fort Lauderdale, Palm Springs (seasonal service ended

May 2, 2005), San Diego (seasonal service ends October 11, 2005), Fort Meyers (service begins September 6, 2005) and Las Vegas (service begins September 8, 2005).

We offer travellers a convenient, low-fare transportation alternative to automobile, bus or rail transportation, at the same time delivering first-class customer service and guest satisfaction as a component of our strategy and business. Our vision is to be the leading low-fare airline that people want to work with, customers want to fly with and shareholders want to invest with. To achieve this vision, WestJet's customer service strategy values employee empowerment, a casual and friendly work atmosphere, and an emphasis on training and compensation. WestJet and its employees are committed to enhancing the lives of everyone in WestJet's world by providing safe, friendly, affordable air travel.

We were incorporated under the provisions of the ABCA on June 27, 1994 as 616373 Alberta Ltd. and changed our name to "WestJet Airlines Ltd." on May 30, 1995.

We have three direct wholly owned subsidiaries, WestJet Investment Corp., WestJet Operations Corp., and WestJet Aircraft Acquisition Corp., all of which are incorporated under the ABCA, and an indirect wholly owned Alberta partnership called WestJet (the "Partnership"). WestJet's airline business is operated by the Partnership.

The principal business address of WestJet is 5055 - 11th Street N.E., Calgary, Alberta, T2E 8N4 and its registered office is Suite 1400, 350 - 7th Avenue SW, Calgary, Alberta, T2P 3N9.

Documents Incorporated by Reference

The following potions of documents of WestJet which have been filed with securities commissions or other similar authorities in the provinces of Canada, are incorporated by reference into and form an integral part of this Circular:

(a) disclosure under "Executive Compensation" and "Appointment of Auditor" in the Information Circular - Proxy Statement of WestJet dated March 16, 2005 relating to the annual and special meeting of WestJet Shareholders held on April 27, 2005.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Copies of the documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of WestJet at investor_relations@westjet.com or by writing the Corporate Secretary at 5055 – 11th Avenue N.E., Calgary, Alberta, T2E 3N4 or by accessing the disclosure documents available through the Internet on the SEDAR website at *www.sedar.com*. The Corporation's SEDAR profile number is 10649.

CONSENT OF BURNET, DUCKWORTH & PALMER LLP

To: The Directors of WestJet Airlines Ltd.

We refer to the attached Management Proxy Circular of WestJet Airlines Ltd. dated July 29, 2005 (the "Circular") and relating to the special meeting of shareholders to be held on August 30, 2005.

We hereby consent to the reference to our opinion in the Circular and the use of our name under the heading "Matters on the Agenda – Proposed Amendments to the Articles of WestJet - Canadian Federal Income Tax Considerations".

Calgary, Alberta
July 29, 2005

BURNET, DUCKWORTH & PALMER LLP

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Management of WestJet is not aware of any material interest, direct or indirect, of any informed person (being a director or executive officer of the Corporation or a person who beneficially owns or controls, directly or indirectly, more than 10% of the voting rights attached to Common Shares of WestJet) or any associate or affiliate of any informed person, in any transaction since the commencement of our most recently completed financial year or in any proposed transaction which has materially affected or would materially affect us or any of our subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to WestJet is available on SEDAR at or upon request from us at investor_relations@westjet.com or by writing the Corporate Secretary at 5055 – 11th Street N.E., Calgary, Alberta T2E 3N4.

OTHER MATTERS

We know of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Special Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL OF THIS MANAGEMENT PROXY CIRCULAR

The contents and the sending of this Circular have been approved by our directors.

Calgary, Alberta,
July 29, 2005

BY ORDER OF THE BOARD OF DIRECTORS

SCHEDULE "A"
SPECIAL RESOLUTION

"IT IS RESOLVED, BY SPECIAL RESOLUTION:

THAT the provisions relating to the classes of shares that WestJet is authorized to issue be, and they are, hereby amended, which changes will take effect as of the date appearing on the certificate of amendment to be issued by the Registrar under the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9 (the "ABCA") after filing of the Articles of Amendment, by:

(a) creating an unlimited number of a new class of shares entitled "Variable Voting Shares," which will carry the rights, privileges, conditions and restrictions appearing in Appendix "A" to the Articles of Amendment submitted to the Shareholders for approval;

(b) creating an unlimited number of a new class of shares entitled "Common Voting Shares," which will carry the rights, privileges, conditions and restrictions appearing in Appendix "A" to the Articles of Amendment submitted to the Shareholders for approval;

(c) cancelling the unissued Common Shares of WestJet, it being understood that the Variable Voting Shares and the Common Voting Shares are substituted, with the required adaptations, for the purposes of exercising all rights of subscription, purchase or conversion relating to Common Shares which are hereby cancelled;

(d) replacing all reference to the Common Shares in the description of the rights, privileges, conditions and restrictions attaching to the non-voting and preferred shares by the reference to Variable Voting Shares and Common Voting Shares;

(e) amending the provisions of the unissued Non-Voting Shares so that, other than voting rights, the rights attaching to the Non-Voting Shares are the same as the Common Voting Shares and Variable Voting Shares;

(f) removing the voting rights attaching to the First Preferred Shares, Second Preferred Shares and Third Preferred Shares, other than as required by applicable law; and

(g) repealing Schedule "G" to the Articles which contain the current restrictions on the issue and transfer of Common Shares;

THAT the Articles of Amendment submitted to the shareholders for approval be, and they are, hereby approved;

THAT each issued and outstanding Common Share of the share capital of WestJet owned or controlled by a person who is not a Canadian within the meaning of the *Canada Transportation Act*, S.C. 1996, c. 10 and the regulations adopted pursuant to such act, as amended from time to time (the "Canada Transportation Act"), as established at the close of market on the day prior to the date of amendment on the Certificate of Amendment to be issued by the Registrar pursuant to the ABCA following the filing of the Articles of Amendment be, and it is, hereby converted into one Variable Voting Share, as created pursuant to the terms and conditions of said Articles of Amendment, and cancelled, and this as of the date of amendment appearing on the certificate of amendment to be issued by the Registrar under the ABCA following filing of the said Articles of Amendment;

THAT each issued and outstanding Common Share of the share capital of WestJet that is owned and controlled by a person who is a Canadian within the meaning of the *Canada Transportation Act* as established at the close of market on the day prior to the date of amendment on the Certificate of Amendment to be issued by the Registrar pursuant to the ABCA following the filing of the Articles of Amendment be, and it is, hereby converted into one Common Voting Share, as created pursuant to the terms and conditions of said Articles of Amendment, and cancelled, and this as of the date of amendment appearing on the Certificate of Amendment to be issued by the Registrar under the ABCA following filing of the said Articles of Amendment;

THAT the directors be, and they are, hereby authorized to revoke this resolution, in their entire discretion, at any time prior to filing of the Articles of Amendment without any further approval of the shareholders;

THAT any director or officer of WestJet be, and he is, hereby authorized to execute and deliver for and on behalf of WestJet any document, act or other written instrument, including Articles of Amendment substantially similar in content and form to the draft Articles of Amendment approved by the shareholders in accordance herewith, and take any other action which, in his opinion, may be necessary or useful to give effect to this resolution and the matters contemplated herein."

SCHEDULE "B"
ARTICLES OF AMENDMENT

ARTICLES OF AMENDMENT
Business Corporations Act
(Alberta)
Section 29 or 177

1.	**Name of Corporation:**	2.	**Corporate Access Number:**
	WESTJET AIRLINES LTD.		**20616373**

3. THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

Pursuant to Sections 174(1), 174(2) and 176(1)(c), (f), (h) and (i) of the *Business Corporations Act*:

The rights, privileges, restrictions and conditions attached to Variable Voting Shares and Common Voting Shares are described in Appendix "A" attached hereto, which forms an integral part of this form.

The Corporation is authorized to issue, in addition to its Common Shares, Non-Voting Shares and First Preferred Shares issuable in series, Second Preferred Shares, issuable in series, and Third Preferred Shares, issuable in series, an unlimited number of Variable Voting Shares and an unlimited number of Common Voting Shares.

Each issued and outstanding Common Share which is not owned and controlled by a Canadian within the meaning of the *Canada Transportation Act*, 1996, c. 10, as constituted at close of market on the date of amendment on the Certificate of Amendment to be issued by the Registrar pursuant to the *Business Corporations Act*, R.S.A. 2000, c. B-9 following the filing of the Articles of Amendment, is hereby converted into one Variable Voting Share of the share capital of the Corporation and that Common Share is cancelled.

Each issued and outstanding Common Share owned and controlled by a Canadian within the meaning of the *Canada Transportation Act*, 1996, c. 10, as constituted at close of market on the day prior to the date of amendment on the Certificate of Amendment to be issued by the Registrar pursuant to the *Business Corporations Act*, R.S.A. 2000, c. B-9 following the filing of the Articles of Amendment, is hereby converted into one Common Voting Share of the Share Capital of the Corporation and that Common Share is cancelled.

The unissued Common Shares of the Corporation are cancelled, it being understood that the Variable Voting Shares and the Common Voting Shares are substituted, with the required adaptations, for the exercise of all rights to subscribe, purchase or conversion relating to common shares which are hereby cancelled.

The provisions relating to the Non-Voting Shares of the Corporation set forth in Schedule B of the "Share Structure Schedule" describing the class of shares is replaced with the provisions outlined in Appendix "B" attached hereto, which forms an integral part of this form.

Any reference to Common Shares in the description of the rights, privileges, restrictions and conditions attached to the First Preferred Shares, Second Preferred Shares and Third Preferred Shares shall be read as Variable Voting Shares and Common Voting Shares.

The provisions relating to First Preferred Shares, Second Preferred Shares and Third Preferred Shares are amended to exclude voting rights in the circumstances other than is required by applicable law in accordance with Appendix "C" attached hereto, which forms an integral part of this form.

Schedule "G" of the Corporation's Articles of Incorporation is hereby deleted.

Name of Person Authorizing (please print)

Signature

Title (please print)

Date

This information is being collected for purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Co-ordinator for Alberta Registries, Research and Program Support, 3rd Floor, Commerce Place, 10155 – 102 Street, Edmonton, Alberta T5J 4L4, (780) 422-7330.

Appendix "A"

1. INTERPRETATION

1.1 Definitions

For purposes of this Appendix "A", the following terms have the following meanings:

"ABCA" means the *Business Corporations Act* (Alberta), R.S.A. (2000), c. B-9;

"ABCA Regulations" means any regulations promulgated from time to time under the ABCA;

"Aggregate Votes" means the aggregate of the votes attached to all Voting Shares of the Corporation that may ordinarily be cast to elect directors of the Corporation;

"Canadian" shall have the meaning set forth in Subsection 55(1) of the CTA or as specified in any regulation made thereunder, as the same may be amended, supplemented or replaced, from time to time;

"Common Voting Share" means the common voting shares of the share capital of the Corporation;

"corporation" includes a body corporate, partnership and unincorporated organization;

"CTA" means the *Canada Transportation Act*, S.C. 1996, Ch. 10;

"Non-Voting Share" means the non-voting shares of the share capital of the Corporation;

"person" includes an individual, corporation, association, entity, government or agency thereof, trustee, executor, administrator and other legal representative;

"Transfer Agent" means the transfer agent and the registrar of the Voting Shares of the Corporation;

"Variable Voting Share" means the variable voting shares of the share capital of the Corporation; and

"Voting Share" means the Variable Voting Shares and the Common Voting Shares of the share capital of the Corporation and includes a security currently convertible into such a share and currently exercisable options and rights to acquire such shares or such a convertible security.

1.2 Control

For purposes of this Appendix "A",

1.2.1 a body corporate is controlled by a person if:

(i) securities of the body corporate to which are attached more than fifty percent (50%) of the votes that may be cast to elect directors of the body corporate are held, otherwise than by way of security only, by or for the benefit of that person; and

(ii) the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate; and

1.2.2 a partnership or unincorporated organization is controlled by a person if an ownership interest therein representing more than fifty percent (50%) of the assets of the partnership or organization is held, otherwise than by way of security only, by or for the benefit of that person.

1.3 Undefined Terms

All terms used in this Appendix "A" that are not defined herein shall have the meanings ascribed thereto in the ABCA. Any provision of this Appendix "A" shall be read so as to be consistent with the ABCA.

2. VARIABLE VOTING SHARES

Subject to the rights, privileges, restrictions and conditions which attach to any other class of shares, the Variable Voting Shares shall, as a class, have the following rights, privileges, restrictions and conditions:

2.1 Voting

The holders of the Variable Voting Shares shall be entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of the Corporation, except where the holders of a specified class are entitled to vote separately as a class as provided in the ABCA.

The Variable Voting Shares shall carry one vote per Variable Voting Share, unless:

2.1.1 the number of issued and outstanding Variable Voting Shares exceeds 25% of the total number of all issued and outstanding Voting Shares (or any higher percentage that the Governor in Council may specify pursuant to the CTA); or

2.1.2 the total number of votes cast by or on behalf of holders of Variable Voting Shares at any meeting exceeds 25% (or any higher percentage that the Governor in Council may specify pursuant to the CTA) of the total number of votes that may be cast at such meeting.

If either of the above-noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically and without further act or formality to equal the maximum permitted vote per Variable Voting Share. Under the circumstance described in subparagraph 2.1.1 above, the Variable Voting Shares as a class cannot carry more than 25% (or any higher percentage that the Governor in Council may specify pursuant to the CTA) of the Aggregate Votes attached to all issued and outstanding Voting Shares of the Corporation. Under the circumstance described in subparagraph 2.1.2 above, the Variable Voting Shares as a class cannot, for a given shareholder's meeting, carry more than 25% (or any higher percentage that the Governor in Council may specify pursuant to the CTA) of the total number of votes that can be exercise at the meeting.

2.2 Dividends

Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Corporation ranking prior to the Variable Voting Shares, the holders of Variable Voting Shares shall be entitled to receive any dividend declared by the directors of the Corporation at the times and for the amounts that the Board of Directors may, from time to time, determine. The Variable Voting Shares, the Common Voting Shares and the Non-Voting Shares shall rank equally as to dividends on a share-for-share basis, and all dividends declared in any fiscal year of the Corporation shall be declared in equal or equivalent amounts per share on all Variable Voting Shares, Common Voting Shares and Non-Voting Shares then outstanding, without preference or distinction.

2.3 Subdivision or Consolidation

No subdivision or consolidation of the Variable Voting Shares shall occur unless, simultaneously, the Variable Voting Shares, the Common Voting Shares and the Non-Voting Shares are subdivided or consolidated in the same manner, so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

2.4 Liquidation, Dissolution or Winding-up

Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation ranking prior to the Variable Voting Shares, in the case of liquidation, dissolution or winding-up of the Corporation

or other distribution of the Corporation's assets among its shareholders for the purpose of winding-up its affairs, the holders of Variable Voting Shares, Common Voting Shares and Non-Voting Shares shall be entitled to receive the remaining property of the Corporation and shall be entitled to share equally, share for share, in all distributions of such assets.

2.5 Conversion

2.5.1 Automatic

Each issued and outstanding Variable Voting Share shall be automatically converted into one Common Voting Share without any further act on the part of the Corporation or of the holder, if:

(i) such Variable Voting Share is or becomes beneficially owned and controlled, directly or indirectly, by a Canadian; or

(ii) the provisions contained in the CTA relating to foreign ownership restrictions are repealed and not replaced with other similar provisions.

2.5.2 Upon an Offer

In the event that an offer is made to purchase Common Voting Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares are then listed, to be made to all or substantially all the holders of Common Voting Shares in a province of Canada to which the requirement applies, each Variable Voting Share shall become convertible at the option of the holder into one Common Voting Share at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the Offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Variable Voting Shares for the purpose of depositing the resulting Common Voting Shares pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to section 2.1, immediately above, notwithstanding their conversion. The Transfer Agent shall deposit the resulting Common Voting Shares on behalf of the holder.

To exercise such conversion right, the holder or his attorney duly authorized in writing shall:

(i) give written notice to the Transfer Agent of the exercise of such right and of the number of Variable Voting Shares in respect of which the right is being exercised;

(ii) deliver to the Transfer Agent the share certificate or certificates representing the Variable Voting Shares in respect of which the right is being exercised; and

(iii) pay any applicable stamp tax or similar duty on or in respect of such conversion.

No share certificates representing the Common Voting Shares resulting from the conversion of the Variable Voting Shares shall be delivered to the holders on whose behalf such deposit is being made.

If Common Voting Shares resulting from the conversion and deposited pursuant to the offer are withdrawn by the holder or are not taken up by the Offeror; or the offer is abandoned or withdrawn by the Offeror or the offer otherwise expires without such Common Voting Shares being taken up and paid for, the Common Voting Shares resulting from the conversion will be re-converted into Variable Voting Shares and a share certificate representing the Variable Voting Shares will be sent to the holder by the Transfer Agent. Common Voting Shares resulting from the conversion and taken up and paid for by the Offeror shall be re-converted into Variable Voting Shares at the time the Offeror is required under the applicable securities legislation to take up and pay for such shares if the Offeror is not a Canadian.

In the event that the Offeror takes up and pays for the Common Voting Shares resulting from conversion, the Transfer Agent shall deliver to the holders thereof the consideration paid for such shares by the Offeror.

There will be no right to convert the Variable Voting Shares into Common Voting Shares in the following cases:

(iv) the offer to purchase Common Voting Shares is not required under applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares are then listed to be made to all or substantially all of the holders of Common Voting Shares in a province of Canada to which the requirement applies, that is, the offer is an "exempt take-over bid" within the meaning of the foregoing securities legislation; or

(v) an offer to purchase Variable Voting Shares is made concurrently with the offer to purchase Common Voting Shares and the two offers are identical in respect of price per share, percentage of outstanding shares for which the offer is made, and in all other material respects, including in respect of the conditions attaching thereto. The offer to purchase the Variable Voting Shares must be unconditional, subject to the exception that the offer for the Variable Voting Shares may contain a condition to the effect that the Offeror is not required to take up and pay for Variable Voting Shares deposited to the offer if no shares are purchased pursuant to the contemporaneous offer for the Common Voting Shares.

3. COMMON VOTING SHARES

Subject to the rights, privileges, restrictions and conditions which attach to the shares of any other class, the Common Voting Shares, as a class, shall have attached thereto the following rights, privileges, restrictions and conditions.

3.1 Voting

The holders of Common Voting Shares shall be entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of the Corporation, except where the holders of a specified class are entitled to vote separately as a class as provided in the ABCA. Each Voting Share shall confer the right to one vote at all meetings of shareholders of the Corporation.

3.2 Dividends and Distributions

Subject to the rights, privileges, restrictions and conditions attached to any class of shares of the Corporation ranking prior to the Common Voting Shares, holders of Common Voting Shares shall be entitled to receive the dividends declared by the directors of the Corporation at the times and for the amounts that the Board of Directors may, from time to time, determine. The Common Voting Shares, Variable Voting Shares and Non-Voting Shares shall rank equally as to dividends on a share for share basis and all dividends declared in any fiscal year of the Corporation shall be declared in equal or equivalent amounts per share on all Common Voting Shares, Variable Voting Shares and Non-Voting Shares then outstanding, without preference or distinction.

3.3 Subdivision or Consolidation

No subdivision or consolidation of the Common Voting Shares shall occur unless, simultaneously, the Common Voting Shares, the Variable Voting Shares and the Non-Voting Shares are subdivided or consolidated in the same manner, so as to maintain and preserve the respective rights of the holders of the shares of each of the said classes.

3.4 Liquidation, Dissolution or Winding-up

Subject to the rights, privileges, restrictions and conditions attaching to any class of shares ranking prior to the Common Voting Shares, in the case of liquidation, dissolution or winding-up of the Corporation or other distribution of the Corporation's assets among its shareholders for the purposes of winding-up its affairs, the holders of Common

Voting Shares, Variable Voting Shares and Non-Voting Shares shall be entitled to receive the remaining property of the Corporation and shall be entitled to share equally, share for share, in all distributions of such assets.

3.5 Conversion

3.5.1 Automatic

Subject to the foreign ownership restrictions of the CTA, an issued and outstanding Common Voting Share shall be converted into one Variable Voting Share, automatically and without any further act of the Corporation or the holder, if such Common Voting Share is or becomes beneficially owned or controlled, directly or indirectly, by a person who is not a Canadian.

3.5.2 Upon an Offer

In the event that an offer is made to purchase Variable Voting Shares. and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Variable Voting Shares, are then listed, to be made to all or substantially all the holders of Variable Voting Shares, each Common Voting Share shall become convertible at the option of the holder into one Variable Voting Share, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the Offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Common Voting Shares for the purpose of depositing the resulting Variable Voting Shares, pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to section 3.1, immediately above, notwithstanding their conversion. The Transfer Agent shall deposit the resulting Variable Voting Shares, on behalf of the holder.

To exercise such conversion right, the holder or his attorney duly authorized in writing shall:

(i) give written notice to the Transfer Agent of the exercise of such right and of the number of Variable Voting Shares, in respect of which the right is being exercised;

(ii) deliver to the Transfer Agent the share certificate or certificates representing the Variable Voting Shares, in respect of which the right is being exercised; and

(iii) pay any applicable stamp tax or similar duty on or in respect of such conversion.

No share certificates representing the Variable Voting Shares, resulting from the conversion of the Common Voting Shares will be delivered to the holders on whose behalf such deposit is being made.

If Variable Voting Shares, resulting from the conversion and deposited pursuant to the offer are withdrawn by the holder or are not taken up by the Offeror; or the offer is abandoned or withdrawn by the Offeror or the offer otherwise expires without such Variable Voting Shares, being taken up and paid for, the Variable Voting Shares, resulting from the conversion will be re-converted into Common Voting Shares and a share certificate representing the Common Voting Shares will be sent to the holder by the Transfer Agent. Variable Voting Shares, resulting from the conversion and taken up and paid for by the Offeror shall be re-converted into Common Voting Shares at the time the Offeror is required under the applicable securities legislation to take up and pay for such shares if the Offeror is Canadian.

In the event that the Offeror takes up and pays for the Variable Voting Shares, resulting from conversion, the Transfer Agent shall deliver to the holders thereof the consideration paid for such shares by the Offeror.

There will be no right to convert the Common Voting Shares into Variable Voting Shares, in the following cases:

(i) the offer to purchase Variable Voting Shares, is not required under applicable securities legislation or the rules of a stock exchange on which the Variable Voting Shares, are then listed to be made to

all or substantially all of the holders of Variable Voting Shares, that is, the offer is an "exempt take-over bid" within the meaning of the foregoing securities legislation; or

(ii) an offer to purchase Common Voting Shares is made concurrently with the offer to purchase Variable Voting Shares, and the offers are identical in respect of price per share, percentage of outstanding shares for which the offer is made, and in all other material respects, including in respect of the conditions attaching thereto. The offer to purchase the Common Voting Shares must be unconditional, subject to the exception that the offer for the Common Voting Shares may contain a condition to the effect that the Offeror is not required to take up and pay for Common Voting Shares deposited to the offer if no shares are purchased pursuant to the contemporaneous offer for the Variable Voting Shares.

4. CONSTRAINTS ON OWNERSHIP OF SHARES

4.1 Variable Voting Shares

The Variable Voting Shares may only be beneficially owned or controlled, directly or indirectly, by persons who are not Canadians.

4.2 Common Voting Shares

The Common Voting Shares may only be beneficially owned and controlled, directly or indirectly, by Canadians.

4.3 ABCA Constraints

In the event that any Canadian federal or provincial legislation applicable to the Corporation should become prescribed for the purposes of subsection 174(1)(b) of the ABCA or any other similar provision in the ABCA or ABCA Regulations, this Appendix "A" shall be read as if it included additional constraints that assist the Corporation or any of its affiliates or associates (within the meaning of the ABCA) to qualify under such prescribed law to receive licenses, permits, grants, payments or other benefits by reason of attaining or maintaining a specified level of Canadian ownership and control and such specified level of Canadian ownership and control shall be the level of Canadian ownership and control designated by such prescribed law of Canada or a province.

4.4 Joint Ownership

For the purposes of this Appendix "A", where Voting Shares of the Corporation are beneficially owned or controlled by several persons jointly, the number of Voting Shares beneficially owned or controlled by any one such person shall include the number of Voting Shares beneficially owned or controlled jointly with such other persons. Where the Voting Shares are beneficially owned or controlled jointly by a person who is not Canadian and another person or persons, the Voting Shares shall be deemed to be owned or controlled by such person who is not a Canadian.

4.5 Exceptions

4.5.1 Nothing in this Appendix "A" shall be construed to apply in respect of Voting Shares of the Corporation that:

(i) are held by one or more underwriters solely for the purpose of distributing the shares to the public; or

(ii) are held by any person that is acting in relation to the shares solely in its capacity as an intermediary in the payment of funds or the delivery of securities, or both, in connection with trades in securities and that provides centralized facilities for the clearing of trades in securities.

4.5.2 The constraints imposed pursuant to this section 4 do not apply to the extent that a person who is not a Canadian holds Voting Shares by way of security only and such holding by way of security only is evidenced in

such form as may be prescribed by the by-laws or resolutions adopted by the shareholders or directors of the Corporation and filed by such holder with the Corporation.

4.6 Powers of Directors

4.6.1 In the administration of this Appendix "A", the directors of the Corporation shall enjoy, in addition to the powers set forth herein, all of the powers necessary or desirable, in their opinion, to carry out the intent and purpose hereof, including but not limited to all powers contemplated by the provisions relating to constrained share corporations in the ABCA and the ABCA Regulations.

4.6.2 Neither any shareholder of the Corporation nor any other interested person shall have any claim or action against the Corporation or against any director or officer of the Corporation nor shall the Corporation have any claim or action against any director or officer of the Corporation arising out of any act (including any omission to act) performed pursuant to or in intended pursuance of the provisions of this Appendix "A" or any breach or alleged breach of such provisions.

Appendix "B"

Subject to the rights, privileges, restrictions and conditions which attach to any other class of shares, the Non-Voting Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1.1 Creation

1.1.1 Series

The Non-Voting Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Directors of the Corporation shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the Non-Voting Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions (if any) of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights, and whether into or for securities of the Corporation or otherwise, the voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than Non-Voting Shares or payment in respect of capital on any shares in the capital of the Corporation or creation or issue of debt or equity securities; the whole subject to filing with the Registrar (as defined in the *Business Corporations Act* (Alberta) or successor legislation thereto) of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series.

1.1.2 Amendment to Unissued Shares

Notwithstanding paragraph 1.1.1, the Directors of the Corporation may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of Non-Voting Shares.

1.1.3 Parity of Each Series

The Non-Voting Shares of each series shall rank on a parity with the Non-Voting Shares of every other series with respect to accumulated dividends and return of capital.

If any cumulative dividends or amounts payable on a return of capital are not paid in full, the Non-Voting Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Non-Voting Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends pro rata with the holders of all Non-Voting Shares.

1.2 Voting

Other than as expressly provided herein or under the *Business Corporations Act* (Alberta), the Non-Voting Shares shall have no voting rights at meetings of shareholders.

1.3 Dividends

Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Corporation ranking prior to the Non-Voting Shares, the holders of Non-Voting Shares shall be entitled to receive any dividend declared by the directors of the Corporation at the times and for the amounts that the Board of Directors may, from time to time, determine. The Non-Voting Shares, the Common Voting Shares and the Variable Voting Shares shall rank equally as to dividends on a share-for-share basis, and all dividends declared in any fiscal year of the

Corporation shall be declared in equal or equivalent amounts per share on all Non-Voting Shares, Common Voting Shares and Variable Voting Shares then outstanding, without preference or distinction.

1.4 Subdivision or Consolidation

No subdivision or consolidation of the Non-Voting Shares shall occur unless, simultaneously, the Non-Voting Shares, the Common Voting Shares and the Variable-Voting Shares are subdivided or consolidated in the same manner, so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

1.5 Liquidation, Dissolution or Winding-up

Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation ranking prior to the Non-Voting Shares, in the case of liquidation, dissolution or winding-up of the Corporation or other distribution of the Corporation's assets among its shareholders for the purpose of winding-up its affairs, the holders of Non-Voting Shares, Common Voting Shares and Variable Voting Shares shall be entitled to receive the remaining property of the Corporation and shall be entitled to share equally, share for share, in all distributions of such assets.

1.6 Conversion

1.6.1 No Right of Conversion

Except as provided for herein below, the Non-Voting Shares shall not have any conversion rights attached thereto.

1.6.2 Upon an Offer

In the event that an offer is made to purchase Common Voting Shares or Variable Voting Shares, as the case may be, and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares or Variable Voting Shares, as the case may be, are then listed, to be made to all or substantially all the holders of Common Voting Shares or Variable Voting Shares, as the case may be, in a province of Canada to which the requirement applies, each Non-Voting Share shall become convertible at the option of the holder into one Common Voting Share or Variable Voting Shares, as the case may be, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the Offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Non-Voting Shares for the purpose of depositing the resulting Common Voting Shares or Variable Voting Shares, as the case may be, pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to section 1.2, immediately above, notwithstanding their conversion. The Transfer Agent shall deposit the resulting Common Voting Shares or Variable Voting Shares, as the case may be, on behalf of the holder.

To exercise such conversion right, the holder or his attorney duly authorized in writing shall:

(i) give written notice to the Transfer Agent of the exercise of such right and of the number of Non-Voting Shares in respect of which the right is being exercised;

(ii) deliver to the Transfer Agent the share certificate or certificates representing the Non-Voting Shares in respect of which the right is being exercised; and

(iii) pay any applicable stamp tax or similar duty on or in respect of such conversion.

No share certificates representing the Common Voting Shares or Variable Voting Shares, as the case may be, resulting from the conversion of the Non-Voting Shares shall be delivered to the holders on whose behalf such deposit is being made.

If Common Voting Shares or Variable Voting Shares, as the case may be, resulting from the conversion and deposited pursuant to the offer are withdrawn by the holder or are not taken up by the Offeror; or the offer is abandoned or withdrawn by the Offeror or the offer otherwise expires without such Common Voting Shares or Variable Voting Shares, as the case may be, being taken up and paid for, the Common Voting Shares or Variable Voting Shares, as the case may be, resulting from the conversion will be re-converted into Non-Voting Shares and a share certificate representing the Non-Voting Shares will be sent to the holder by the Transfer Agent. Common Voting Shares or Variable Voting Shares, as the case may be, resulting from the conversion and taken up and paid for by the Offeror shall be re-converted into Non-Voting Shares at the time the Offeror is required under the applicable securities legislation to take up and pay for such shares..

In the event that the Offeror takes up and pays for the Common Voting Shares or Variable Voting Shares, as the case may be, resulting from conversion, the Transfer Agent shall deliver to the holders thereof the consideration paid for such shares by the Offeror.

There will be no right to convert the Non-Voting Shares into Common Voting Shares or Variable Voting Shares, as the case may be, in the following cases:

(i) the offer to purchase Common Voting Shares or Variable Voting Shares, as the case may be, is not required under applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares or Variable Voting Shares, as the case may be, are then listed to be made to all or substantially all of the holders of Common Voting Shares or Variable Voting Shares, as the case may be, in a province of Canada to which the requirement applies, that is, the offer is an "exempt take-over bid" within the meaning of the foregoing securities legislation; or

(ii) an offer to purchase Non-Voting Shares is made concurrently with the offer to purchase Common Voting Shares or Variable Voting Shares, as the case may be, and the offers are identical in respect of price per share, percentage of outstanding shares for which the offer is made, and in all other material respects, including in respect of the conditions attaching thereto. The offer to purchase the Non-Voting Shares must be unconditional, subject to the exception that the offer for the Non-Voting Shares may contain a condition to the effect that the Offeror is not required to take up and pay for Non-Voting Shares deposited to the offer if no shares are purchased pursuant to the contemporaneous offer for the Common Voting Shares or Variable Voting Shares, as the case may be.

1.7 Amendments to Outstanding Non-Voting Shares

1.7.1 The rights, privileges, restrictions and conditions attaching to the Non-Voting Shares as a class may be added to, changed or removed but only with the approval of the holders of the Non-Voting Shares given as herein specified.

The rights, privileges, restrictions and conditions attaching to the Non-Voting Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the Non-Voting Shares given in such a manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of holders of Non-Voting Shares duly called for such purpose and held upon at least twenty-one (21) days' notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least twenty (20%) per cent of the outstanding Non-Voting Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than fifteen (15) days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a Non-Voting Share shall be entitled to one (1) vote for each Non-Voting Shares held.

Appendix "C"

Schedule C, Schedule D and Schedule E of the "Share Structure Schedule" describing the classes of shares is amended by deleting Section 1.1 of each of those Schedules and substituting it with the following language:

Schedule C

1.1 Subject to applicable law, the holders of First Preferred Shares shall not be entitled as such to any voting rights at any meeting of shareholders of the Corporation.

Schedule D

1.1 Subject to applicable law, the holders of Second Preferred Shares shall not be entitled as such to any voting rights at any meeting of shareholders of the Corporation.

Schedule E

1.1 Subject to applicable law, the holders of Third Preferred Shares shall not be entitled as such to any voting rights at any meeting of shareholders of the Corporation.

SCHEDULE "C"

SECTION 191 OF THE ABCA

(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or

(e) sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of his right to dissent.

(6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation, or

(b) by a shareholder if the shareholder has sent an objection to the corporation under subsection (5)

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied with a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances must not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c) fixing the time within which the corporation must pay that amount to a shareholder.

(14) On:

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13);

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw the shareholder's dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

SCHEDULE "D"
RESOLUTION CONCERNING BY-LAW NO. 2005-1

"BE IT RESOLVED BY ORDINARY RESOLUTION:

THAT By-law No. 2005-1 of WestJet, being the by-law conferring powers on the Board of Directors to implement and apply constraints on the issue, transfer and ownership of voting shares of WestJet's share capital, as set out in Schedule "E" of this Circular, be and is hereby confirmed;

THAT By-law No. 2005-1, being the by-law conferring powers on the Board of Directors to implement and apply constraints on the issue, transfer and ownership of voting shares of WestJet, come into force on the date of amendment on the Certificate of Amendment of the Articles of WestJet to be issued by the Registrar pursuant to the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9 after the filing of the Articles of Amendment; and

THAT any director or officer of WestJet be and is hereby authorized to execute and deliver any agreement, instrument or document and to take any measure and do anything in the name of or on behalf of WestJet that in his entire discretion is necessary or useful in order to give effect to this resolution.

SCHEDULE "E"

AMENDED AND RESTATED BY-LAW NO. 2005-1, BEING THE BY-LAW CONFERRING POWERS ON THE BOARD OF DIRECTORS TO IMPLEMENT AND APPLY CONSTRAINTS ON THE ISSUE, TRANSFER AND OWNERSHIP OF VOTING SHARES OF THE CORPORATION

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this by-law and in notices or other written communications pertaining hereto, unless otherwise dictated by the context, the following expressions have the meanings ascribed to them respectively herein below:

"Act" means the *Business Corporations Act* (Alberta) R.S.A. 2000, c. B-9 and the regulations made under such Act, as amended from time to time;

"Agent" means a Person appointed to act on behalf of another;

"Canada Evidence Act" means the *Canada Evidence Act*, R.S.C. (1985), c. C-5 and the regulations made under such Act, as amended from time to time;

"*Canada Transportation Act*" means the *Canada Transportation Act*, S.C. 1996, c. 10 and the regulations made under such Act, as amended from time to time;

"Canadian" means a Canadian within the meaning of the *Canada Transportation Act*;

"Corporation" means WestJet Airlines Ltd.;

"Declaration" means a declaration within the meaning of subsection 2.3 of this by-law;

"Depository" means Caisse canadienne de dépôt de valeurs Limitée / Canadian Depository for Securities Limited or any other Person acting as an intermediary for the payment or delivery of securities in respect of securities transactions and providing centralized services for the compensation of securities transactions or providing centralized services as a depositary in respect of the compensation of securities transactions;

"Non-Canadian" means a Person who is not a Canadian;

"Participant" means a holder of Voting Shares or the Agent of such holder registered with the Depository;

"Person" means an individual, partnership, association, body corporate, trustee, executor, administrator or legal representative;

"Registration System" means the services offered by the Depository;

"Transfer Agent" means CIBC Mellon Trust Company or any other corporation designated by the Board of Directors to act as Transfer Agent of the Corporation; and

"Voting Share" means a share that carries voting rights under all circumstances or by reason of an event that has occurred and is continuing and includes a security convertible into such a share and an exercisable option or right to acquire such a share or convertible security.

1.2 Interpretation

Terms in this by-law not defined herein but defined in the Act have the meanings ascribed to them in the Act. Any definition in this by-law that could be interpreted in a manner that is inconsistent with the Act will be interpreted so as to be consistent therewith.

2. DECLARATIONS

2.1 Holder

The Board of Directors may require, at all times, that any holder of Voting Shares of its share capital, the Agent of such holder, a Participant in whose name the Voting Shares of the Corporation are registered or the Depository, must provide any relevant information required to enable it to apply the restrictions on the issue, transfer, ownership, control or voting of Voting Shares of the Corporation set out in the Act and the Articles of the Corporation.

2.2 Transfer or issue of shares

The Board of Directors may require, prior to accepting any transfer of or subscription for Voting Shares of the Corporation's share capital, that the prospective holder, the Agent of such holder, the Participant in whose name such Voting Shares are registered, or the Depository, provide any relevant information required to enable it to apply the restrictions on the issue, transfer, ownership, control or voting of Voting Shares of the Corporation set out in the Act and the Articles of the Corporation.

2.3 Declaration and other information

In order to apply the provisions concerning the restrictions on the issue, transfer, ownership, control or voting of Voting Shares of the Corporation set out in the Act and the Articles of the Corporation, the Board of Directors may, in its entire discretion:

2.3.1 require a Person in whose name Voting Shares of the Corporation are registered, the Agent of such Person, the Participant in whose name such shares are registered, or the Depository to provide a statutory Declaration under the *Canada Evidence Act* or otherwise concerning:

(i) whether the shareholder is the beneficial owner of, or controls, Voting Shares of the Corporation or holds them for a beneficial owner;

(ii) whether the shareholder is an associate of another shareholder;

(iii) whether the shareholder or beneficial owner is a Canadian; and

(iv) any further facts that the directors consider relevant;

2.3.2 require any Person seeking to have a transfer of a Voting Share registered in his name or to have a Voting Share issued to him to provide a Declaration similar to the Declaration a Person may be required to provide under paragraph 2.3.1; and

2.3.3 determine the circumstances in which any Declarations are required, their form and the times when they are to be provided.

2.4 Failure to provide a declaration or any other information

When a Person, the Agent of such Person, the Participant in whose name the Voting Shares of the Corporation are registered, or the Depository are required to provide a Declaration or any other information required pursuant to this by-law and fail to comply with such obligation, the directors may take the following measures until such Person, the Agent of such Person, the Participant, or the Depository has provided the Declaration or the information concerned:

2.4.1 refuse to recognize all ownership rights attributable to the Voting Shares, including the voting rights attached to such Voting Shares, to register a transfer of a Voting Share in his name or, as the case may be in the name of the Person for whom the Participant or the Agent is acting or to issue a Voting Share to such Person or the Person for whom the Agent or the Participant is acting;

2.4.2 where the Voting Shares concerned are registered with the Depositary, regardless of whether the failure is attributable to the Depositary or the Participant, order the Depository to exclude the Voting Shares of the Participant from the Registration System and to refuse any new request by the Participant for registration in the Registration System; or

2.4.3 take any other measure deemed necessary in order to give effect to the provisions concerning the restrictions on the issue, transfer, ownership, control or voting of Voting Shares of the Corporation set out in the Act and the Articles of the Corporation.

3. ADDITIONAL POWERS

The Board of Directors may, when it deems it appropriate in order to apply the provisions concerning the restrictions on the issue, transfer, ownership, control or voting of Voting Shares of the Corporation set out in the Act, the Articles of the Corporation and this by-law:

3.1.1 name and sign any contract with third Persons, and particularly with the Transfer Agent and Depository, namely in order to assist in obtaining and following-up on the Declarations and various information it requires as well as in applying the sanctions related to a Person's failure to comply with the Act, the Articles of the Corporation, or this by-law, as the case may be; and

3.1.2 implement all control mechanisms and adopt all the procedures it may require from time to time, and in particular; (i) implement and adopt certificates of control of the Canadian or Non-Canadian status of the holders of Voting Shares of the Corporation's capital; and (ii) implement any specific compensation procedure in respect of the Voting Shares held by Canadians or Non-Canadians and subject to the Registration System.

4. SHARE CERTIFICATES

The Board of Directors is authorized to adopt and make, from time to time, all the amendments to the Corporation's share certificate forms required to give effect to the provisions concerning the restrictions on the issue, transfer and ownership of Voting Shares of the Corporation set out in the Articles of the Corporation.

SCHEDULE "F"
RESOLUTION CONCERNING THE GENERAL BY-LAW

"BE IT RESOLVED BY ORDINARY RESOLUTION:

THAT the repeal of existing General By-law No. 1 and the replacement with General By-law No. 1 set out in Schedule "G" of this Circular (General By-law No. 1) be and is hereby ratified and confirmed:

THAT the new General By-law No. 1 of WestJet, be effective from July 27, 2005, the date of approval by the directors of WestJet; and

THAT any director or officer of WestJet be and is hereby authorized to execute and deliver any instrument or document and to take any measure and do anything in the name of or on behalf of WestJet that in his entire discretion is necessary or useful in order to give effect to this resolution."

SCHEDULE "G"
GENERAL BY-LAW

BY-LAW NO. 1

A BY-LAW RELATING GENERALLY TO THE CONDUCT OF THE AFFAIRS OF

WESTJET AIRLINES LTD.

(hereinafter called the "Corporation")

IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

DIVISION ONE
INTERPRETATION

1.01 Definitions

In the by-laws of the Corporation, unless the context otherwise specifies or requires:

a. "Act" means the *Business Corporations Act* of Alberta;

b. "appoint" includes "elect" and vice versa;

c. "articles" means the articles of incorporation or continuance of the Corporation, as from time to time amended or restated;

d. "board" means the board of directors of the Corporation;

e. "business day" means a day which is not a non-business day;.

f. "by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

g. "Canadian" has the meaning given such term in the *Canada Transportation Act*;

h. "electronic means" means in an electronic form, accessible so as to be useable for subsequent reference, and capable of being retained;

i. "lead director" means a director appointed as such by the board who is not an officer or employee of the Corporation, to serve at any time when the chairman is an officer or employee of the Corporation;

j. "meeting of shareholders" includes an annual and a special meeting of shareholders;

k. "non-business day" means Saturday, Sunday and any other day that is a holiday as from time to time defined in *The Interpretation Act* of Alberta;

l. "Regulations" means the regulations under the Act as published or from time to time;

m. "signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by section 3.01 of this by-law or by a resolution passed pursuant thereto; and

n. "special meeting of shareholders" means a meeting of any particular class or classes of shareholders and a meeting of all shareholders entitled to vote at any annual meeting of shareholders at which special business is to be transacted.

Save as aforesaid, all terms which are contained in the by-laws of the Corporation and which are defined in the Act or the Regulations shall, unless the context otherwise specifies or requires, have the meanings given to such terms in the Act or the Regulations. Words importing the singular number include the plural and vice versa; the masculine shall include the feminine; and the word "person" shall include an individual, partnership, association, body corporate, body politic, trustee, executor, administrator and legal representative.

1.02 Amendments to Legislation and Regulations

Any reference to legislation or regulations of a government herein includes such legislation or regulation as from time to time amended and every enactment that may be substituted therefore and, in the case of such substitution, any references in the by-laws of the Corporation to provisions of an act or regulation shall be read as references to the substituted provisions therefore in the new act or regulation.

1.03 Headings and Sections

Headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions. "Section" followed by a number means a reference to a specified section of this by-law.

1.04 Conflict with Act or Articles

This by-law is subject to and read in conjunction with the Act and the articles. If there is any conflict or inconsistency between any provision of the Act or articles and this by-law, the provisions of the Act or the articles, as the case may be, shall govern.

DIVISION TWO
BANKING AND SECURITIES

2.01 Banking Arrangements

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefore, shall be transacted with such banks, trust companies or other bodies corporate or organizations or any other persons as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of power as the board may from time to time prescribe or authorize.

2.02 Voting Rights in Other Bodies Corporate

The signing officers of the Corporation may execute and deliver instruments of proxy and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of such voting certificates or evidence of the right to exercise such voting rights. In addition, the board, or failing the board, the signing officers of the Corporation, may direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

DIVISION THREE
EXECUTION OF INSTRUMENTS

3.01 Authorized Signing Officers

Unless otherwise authorized by the board, deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any two of the president, chairman of the board, any vice-president, any director, secretary, treasurer, any assistant secretary or any assistant treasurer or any other officer created by by-law or by the board. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same, but no instrument is invalid merely because the corporate seal is not affixed thereto.

3.02 Cheques, Drafts and Notes

All cheques, drafts or orders for the payment of money and all notes and acceptances and bills of exchange shall be signed by such officer or person or persons, whether or not officers of the Corporation, and in such manner as the board may from time to time designate by resolution.

DIVISION FOUR
DIRECTORS

4.01 Number

The board shall consist of such number of directors as is fixed by the articles, or where the articles specify a variable number, shall consist of such number of directors as is not less than the minimum nor more than the maximum number of directors provided in the articles and as shall be fixed from time to time by resolution of the shareholders.

4.02 Canadian Status

A majority of directors of the Corporation shall be resident Canadians.

4.03 Election and Term

Subject to the articles or a unanimous shareholder agreement, the election of directors shall take place at each annual meeting of shareholders and all of the directors then in office, unless elected for a longer period of time (not to exceed the close of the third (3rd) annual meeting of

shareholders following election), shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting, subject to the articles, shall be the number of directors then in office, or the number of directors whose terms of office expire at the meeting, as the case may be. Where the shareholders adopt an amendment to the articles to increase the number or minimum number of directors, the shareholders may, at the meeting at which they adopt the amendment, elect the additional number of directors authorized by the amendment. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

4.04 Removal of Directors

Subject to the Act and the articles, the shareholders may by ordinary resolution passed at a special meeting remove any director from office, except a director elected by employees or creditors pursuant to the articles or a unanimous shareholder agreement, and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the board.

4.05 Consent

A person who is elected or appointed a director is not a director unless:

a. he was present at the meeting when he was elected or appointed and did not refuse to act as a director, or

b. if he was not present at the meeting when he was elected or appointed:

  i. he consented in writing to act as a director before his election or appointment or within ten (10) days after it, or

  ii. he has acted as a director pursuant to the election or appointment.

4.06 Vacation of Office

A director of the Corporation ceases to hold office when:

a. he dies or resigns;

b. he is removed in accordance with section 109 of the Act; or

c. he becomes disqualified under subsection 105(1) of the Act.

4.07 Committee of Directors

The directors may appoint from among their number a committee of directors, however designated, of which at least one-half of the members must be resident Canadians, and subject to section 115 of the Act, may delegate to such committee any of the powers of the directors. A committee may be comprised of one director.

4.08 Transaction of Business of Committee

Subject to the provisions of this by-law with respect to participation in a meeting, the powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all of the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Alberta and may be called by any one member of the committee giving notice in accordance with the by-laws governing the calling of meetings of the board.

4.09 Procedure

Unless otherwise determined herein or by the board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

4.10 Remuneration and Expenses

The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

4.11 Vacancies

Subject to the Act, a quorum of the board may fill a vacancy among the directors. If there is not a quorum of directors, or if there has been a failure to elect the number or minimum number of directors required by the articles, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.

4.12 Action by the Board

The board shall manage or supervise the management of the business and affairs of the Corporation. Notwithstanding a vacancy among the directors, a quorum of directors may exercise all the powers of the directors. If the Corporation has only one director, that director may constitute a meeting.

DIVISION FIVE
MEETING OF DIRECTORS

5.01 Place of Meeting

Meetings of the board may be held at any place within or outside Alberta.

5.02 Notice of Meeting

Unless the board has made regulations otherwise, meetings of the board may be summoned on twenty-four (24) hours' notice, given verbally or in writing, and whether by means of telephone or telegraph, electronic means, or any other means of communication. A notice of a meeting of

directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including any proposal to:

a. submit to the shareholders any question or matter requiring approval of the shareholders;

b. fill a vacancy among the directors or in the office of auditor;

c. appoint additional directors;

d. issue securities, except in the manner and on the terms authorized by the board;

e. declare dividends;

f. purchase, redeem or otherwise acquire shares issued by the Corporation, except in the manner and on the terms authorized by the board;

g. pay a commission for the sale of shares;

h. approve a management proxy circular;

i. approve any financial statements to be placed before the shareholders at an annual meeting; or

j. adopt, amend or repeal by-laws.

Provided, however, that a director may in any manner, and either before or after the meeting, waive notice of a meeting and attendance of a director at a meeting of the board shall constitute a waiver of notice of the meeting except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

For the first meeting of the board to be held immediately following an election of directors no notice of such meeting shall be necessary, and for a meeting of the board at which a director is to be appointed to fill a vacancy in the board, no notice of such meeting shall be necessary to the newly elected or appointed director or directors in order to legally constitute the meeting, provided, in each case, that a quorum of the directors is present.

5.03 Adjourned Meeting

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

5.04 Calling of the Meetings

Meetings of the board shall be held from time to time at such time and at such place as the board, the chairman of the board, the lead director, the president or any two directors may determine. Should more than one of the above-named call a meeting at or for substantially the same time, there shall be only one meeting held and such meeting shall occur at the time and place determined by, in order of priority, the board, any two directors, the chairman, or the president.

5.05 Regular Meetings

The board may, from time to time, appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, and forthwith to each director subsequently elected or appointed, but no other notice shall be required for any such regular meeting except where the Act or this by-law requires the purpose thereof or the business to be transacted thereat to be specified.

5.06 Chairman

The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, lead director or president. If no such person is present, the directors present shall choose one of their number to be chairman.

5.07 Lead Director

The board may, from time to time appoint a lead director. The board may specify the duties of, and in accordance with this by-law and subject to the provisions of the Act, the powers of such person.

5.08 Quorum

Subject to Section 5.09, the quorum for the transaction of business at any meeting of the board shall consist of a majority of the directors holding office or such greater number of directors as the board may from time to time determine.

5.09 One-Half Canadian Representation at Meetings

Other than to fill a vacancy on the Board, directors shall not transact business at a meeting of directors unless a majority of the directors present are resident Canadians. Notwithstanding the foregoing, directors may transact business at a meeting of directors when less than a majority of the directors present are resident Canadians if:

a. a resident Canadian director who is unable to be present approves in writing or by electronic means, telephone or other communications facilities the business transacted at the meeting; and

b. the number of resident Canadian directors present at the meeting, together with any resident Canadian director who gives his approval under clause (a), totals at least a majority of the directors present at the meeting.

5.10 Voting

Questions arising at any meeting of the board shall be decided by a majority of votes, and in the event of any equality of votes, the chairman of the meeting shall not have a second or casting vote.

5.11 Participation in Meeting

A director may participate in a meeting of the board or a committee of the board by electronic means, telephone, or other communication facilities as permit all persons participating in the meeting to hear or otherwise communicate with each other, and a director participating in such meeting by such means is deemed to be present at the meeting.

5.12 Resolution in Lieu of Meeting

Notwithstanding any of the foregoing provisions of this by-law, a resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board or a committee of directors is as valid as if it had been passed at a meeting of the board or committee of directors, as the case may be. A copy of every such resolution shall be kept with the minutes of the proceedings of the directors or committee of directors. Any such resolution in writing is effective for all purposes at such time as the resolution states regardless of when the resolution is signed and may be signed in counterpart.

5.13 Amendments to the Act

It is hereby affirmed that the intention of Sections 4.07 and 5.09, as they relate to Canadian representation, is to comply with the minimum requirements of the Act, the *Canada Transportation Act*, and the Canada Transportation Agency and in the event that such minimum requirements shall be amended, deleted or replaced such that no, or lesser, requirements with respect to Canadian representation are then in force, such sections shall be deemed to be correspondingly amended, deleted or replaced without any further act of the directors or shareholders of the Corporation.

DIVISION SIX
PROTECTION OF DIRECTORS AND OFFICERS

6.01 Conflict of Interest

A director or officer shall not be disqualified from his office, or be required to vacate his office, by reason only that he is a party to, or is a director or officer or has a material interest in any person who is a party to, a material contract or material transaction or proposed material contract or proposed material transaction with the Corporation or a subsidiary thereof. Such a director or officer shall, however, disclose the nature and extent of his interest in the contract or transaction or proposed contract or transaction at the time and in the manner provided by the Act. Subject to the provisions of the Act, a director or officer shall not by reason only of his office be accountable to the Corporation or to its shareholders for any profit or gain realized from such a contract or transaction, and such contract or transaction shall not be void or voidable by reason only of the director's interest therein, provided that the required declaration and disclosure of interest is properly made, the contract or transaction is approved by the directors or shareholders, if necessary, and it was fair and reasonable to the Corporation at the time it was approved and, if required by the Act, the director refrains from voting as a director on the contract or transaction.

Even if the above conditions are not met, a director or officer acting honestly and in good faith shall not be accountable to the Corporation or to its shareholders for any profit realized from a material contract or material transaction for which disclosure is required by the Act, and such contract or transaction shall not be void or voidable by reason only of the director or officer's interest therein, provided that the material contract or material transaction was approved or confirmed by special

resolution at a meeting of the shareholders, disclosure of the interest was made to the shareholders in a manner sufficient to indicate its nature before such contract or transaction was approved or confirmed, and such contract or transaction was reasonable and fair to the Corporation at the time it was approved or confirmed.

6.02 Limitation of Liability

No director or officer, for the time being of the Corporation, shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person, corporation or other entity with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any other loss, conversion, misapplication, misappropriation of or any damage resulting from dealings with any money, securities or other assets of or belonging to the Corporation or for any damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the express requirements of the Act and the Regulations thereunder or from liability for any breach thereof. The directors, for the time being of the Corporation, shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board.

No act or proceeding of any director or officer or the board shall be deemed invalid or ineffective by reason of the subsequent ascertainment of any irregularity in regard to such act or proceeding or the election, appointment or qualification of such director or officer or board.

6.03 Indemnity

To the maximum extent permitted by the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate.

Nothing herein contained shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this Section 6.03.

6.04 Insurance

The Corporation may purchase and maintain insurance for the benefit of any person referred to in Section 6.03 against any liability incurred by him:

a. in his capacity as a director or officer of the Corporation, except where the liability relates to his failure to act honestly and in good faith with a view to the best interests of the Corporation; or

b. in his capacity as a director or officer of the another body corporate where he acts or acted in that capacity at the Corporation's request, except where the liability relates to his failure to act honestly and in good faith with a view to the best interests of the body corporate.

6.05 Advance of Funds

The Corporation may advance funds to a director or officer in order to defray the costs, charges and expenses of proceedings for which the Act permits indemnification, provided that if the director or officer does not meet the conditions required for indemnity under the Act; namely (a) was substantially successful on the merits in the defence of the action or proceeding; (b) acted honestly and in good faith, with a view to the best interests of the Corporation, and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer had reasonable grounds for believing that the director's or officer's conduct was lawful; and (c) is fairly and reasonably entitled to indemnity; he or she shall repay the funds advanced.

DIVISION SEVEN
OFFICERS

7.01 Election or Appointment

The board may, from time to time, appoint a chairman of the board, a president, one or more vice-presidents, a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Except for the chairman of the board who must be a director, an officer may, but need not be, a director and one person may hold more than one office.

7.02 Chairman of the Board

The chairman of the board shall, when present, preside at all meetings of the board and at all meetings of shareholders. The board may assign to the chairman of the board any of the powers and duties that, by any provision of this by-law, are assigned to the president; and he shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the chairman of the board, his duties shall be performed and his powers exercised by the president, if a director.

7.03 President

The president shall, subject to the authority of the board have general supervision of the business and affairs of the Corporation. The president shall also have such other powers and duties as the Board may specify of that office; provided, however, that unless he is a director he shall not preside as chairman at any meeting of the board.

7.04 Vice-President(s)

During the absence or disability of the president, his duties shall be performed and his powers exercised by the vice-president or, if there is more than one, by the vice-president designated from time to time by the board or the president; provided, however, that a vice-president who is not a director shall not preside as chairman at any meeting of the board. A vice-president shall have such other powers and duties as the board or the president may specify.

7.05 Secretary

The secretary shall attend and be the secretary of all meetings of the board, shareholders and committees of directors and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the board or the president may specify.

7.06 Treasurer

The treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the board whenever required an account of all his transactions and he shall have such other powers and duties as the board or the president may specify.

7.07 Powers and Duties of Other Officers

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board or the president may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the president otherwise directs.

7.08 Variation of Powers and Duties

The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

7.09 Vacancies

If the office of any officer of the Corporation shall be or become vacant by reason of death, resignation, disqualification or otherwise, the board, by resolution, may appoint a person to fill such vacancy.

7.10 Remuneration and Removal

The remuneration of all officers appointed by the board shall be determined from time to time by resolution of the board. The fact that any officer or employee is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as may be determined. All officers shall be subject to removal by resolution of the board at any time, with or without cause,

notwithstanding any agreement to the contrary, provided however that this right of removal shall not limit in any way such officer's right to damages by virtue of such agreement or any other rights resulting from such removal in law or equity.

7.11 Agents and Attorneys

The Corporation, by or under the authority of the board, shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers (including the power to sub-delegate) of management, administration or otherwise as may be thought fit.

7.12 Conflict of Interest

An officer shall disclose his interest in any material contract or material transaction or proposed material contract or proposed material transaction with the Corporation in accordance with section 6.01.

7.13 Fidelity Bonds

The board may require such officers, employees and agent of the Corporation, as the board deems advisable, to furnish bonds for the faithful discharge of their powers and duties, in such forms and with such surety as the board may from time to time determine.

DIVISION EIGHT
SHAREHOLDERS' MEETINGS

8.01 Annual Meetings

Subject to the Act, the annual meeting of shareholders shall be held at such time and on such day in each year and at such place or places as the board may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors if required by the Act or the articles, and for the transaction of such other business as may properly be brought before the meeting.

8.02 Special Meetings

The board shall have the power to call a special meeting of shareholders at any time.

8.03 Place of Meetings

Meetings of shareholders shall be held as provided for in the articles, or failing any reference in the articles, at such place in Canada as the board may determine.

Subject to the Act and Regulations, if the directors or the shareholders of the Corporation call a meeting of shareholders, the directors or the shareholders, as the case may be, may determine that the meeting shall be held entirely by electronic means, telephone or other communication facility that permits all participants to communicate adequately with each other during the meeting. Any meeting of shareholders will be subject to procedures, if any, established by the directors.

8.04 Record Date for Notice

The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than fifty (50) days and not less than twenty-one (21) days, as a record date for the determination of shareholders entitled to notice of or to vote at the meeting. If no record date is fixed, the record date for the determination of the shareholders entitled to receive notice of or to vote at the meeting shall be the close of business on the date immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

8.05 Notice of Meeting

Notice of the time and place of each meeting of shareholders shall be sent not less than twenty-one (21) days and not more than fifty (50) days before the meeting to each shareholder entitled to vote at the meeting, each director and the auditor of the Corporation. Such notice may be sent by electronic means, or by mail addressed to, or may be delivered personally to, the shareholder, at his latest address as shown in the records of the Corporation or its transfer agent, to the director, at his latest address as shown in the records of the Corporation or in the last notice filed pursuant to section 106 or 113 of the Act, or to the auditor, at his most recent address as shown in the records of the Corporation. A notice of meeting of shareholders sent by mail to a shareholder, director or auditor in accordance with the above is deemed to be served on the day on which it was deposited in the mail. A notice of a meeting is not required to be sent to shareholders who are not registered on the records of the Corporation or its transfer agent on the record date as determined according to section 8.04 hereof. Notice of a meeting of shareholders at which special business is to be transacted shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting. A special meeting and an annual meeting may be convened by one and the same notice and it shall not be an objection to the notice that it only convenes the second meeting contingently on any resolution being passed by the requisite majority at the first meeting.

8.06 Right to Vote

Subject to the provisions of the Act as to authorized representatives of any other body corporate, at any meeting of shareholders in respect of which the Corporation has prepared the list referred to in Section 8.07 hereof, every person who is named in such list shall be entitled to vote the shares shown thereon opposite his name except to the extent that such person has transferred any of his shares after the record date set pursuant to Section 8.04 hereof, or, if no record date is fixed, after the date on which the list referred to in Section 8.07 is prepared, and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, demands not later than ten (10) days before the meeting that his name be included to vote the transferred shares at the meeting. In the absence of a list prepared as aforesaid in respect of a meeting of shareholders, every person shall be entitled to vote at the meeting who at the close of business on the record date, or if no record date is set, at the close of business on the date preceding the date notice is sent, is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.

8.07 List of Shareholders Entitled to Notice

The Corporation shall prepare a list of shareholders entitled to receive notice of a meeting, arranged in alphabetical order, and showing the number of shares held by each shareholder in accordance with section 137 of the Act. If a record date for the meeting is fixed pursuant to section 8.04

hereof by the board, the shareholders listed shall be those registered at the close of business on the record date. If no record date is fixed by the board, the shareholders listed shall be those listed at the close of business on the last business day immediately preceding the day on which notice of a meeting is given, or where no such notice is given, the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where its central securities register is maintained and at the place where the meeting is held.

8.08 Meetings Without Notice

A meeting of shareholders may be held without notice at any time and place permitted by the Act:

a. if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being held; and

b. if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held.

At such meetings any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Canada, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to a meeting being held at such place.

8.09 Waiver of Notice

A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of a meeting of shareholders and attendance of any such person at a meeting of shareholders shall constitute a waiver of notice of the meeting except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

8.10 Chairman, Secretary and Scrutineers

The chairman of the board or, in his absence, the president, if such an officer has been elected or appointed and is present, or otherwise a vice-president (in order of seniority of service with the Corporation), shall be chairman of any meeting of shareholders. If no such officer is present within fifteen (15) minutes from the time fixed for holding the meeting, or declines to be chairman of the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

8.11 Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

8.12 Quorum

A quorum at any meeting of shareholders (unless a greater number of persons are required to be present or a greater number of shares are required to be represented by the Act or by the articles or by any other by-law) shall be two (2) persons in number, one of whom shall be, or be representing, a Canadian, and holding or representing not less than ten (10%) per cent of the shares entitled to be voted at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting; provided that at least one Canadian shall be present in person or represented by proxy. If a quorum is not present at the opening of the meeting of shareholders, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business.

8.13 Participation in Meeting

A shareholder or any other person entitled to attend a meeting may participate in a meeting of shareholders by electronic means, telephone or other communication facilities as permit all persons participating in the meeting to hear or otherwise communicate with each other if the Corporation makes such communication's facility available, and a person participating in such a meeting by such means is deemed to be present at the meeting. Any such meeting will be subject to the provisions of the Act, Regulations and procedures, if any, established by the directors.

8.14 Proxyholders and Representatives

Votes at meetings of the shareholders may be given either personally or by proxy; or, in the case of a shareholder, who is a body corporate or association, by an individual authorized by a resolution of the board or governing body of the body corporate or association to represent it at a meeting of shareholders of the Corporation, upon producing a certified copy of such resolution or otherwise establishing his authority to vote to the satisfaction of the secretary or the chairman.

A proxy shall be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and is valid only at the meeting in respect of which it is given or any adjournment of that meeting. A person appointed by proxy need not be a shareholder.

8.15 Time for Deposit of Proxies

The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than forty-eight (48) hours exclusive of Saturdays, Sundays and holidays, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time having been specified in such notice, it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

8.16 Joint Shareholders

If two or more persons hold shares jointly, any one of them present in person or duly represented at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if

two or more of those persons are present in person or represented and vote, they shall vote as one the shares jointly held by them.

8.17 Votes to Govern

Except as otherwise required by the Act, all questions proposed for the consideration of shareholders at a meeting of shareholders shall be determined by a majority of the votes cast and in the event of an equality of votes at any meeting of shareholders, the chairman shall not have a second or casting vote.

8.18 Conduct of Vote

Subject to the Act, voting at a meeting of shareholders shall be by a show of hands, unless a ballot is required or demanded as hereinafter provided, and may be held, subject to the Act, entirely by electronic means, telephone or other communication facility, if the corporation makes such a communication facility available. Every person who is present or otherwise participating in the meeting pursuant to section 8.13 hereof and entitled to vote shall have one vote. Whenever a vote shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or defeated and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of shareholders upon the said question.

8.19 Ballots

On any question proposed for consideration at a meeting of shareholders:

a. a shareholder, proxyholder or other person entitled to vote may demand and the chairman may require that a ballot be taken either before or upon the declaration of the result of any vote; and

b. a ballot shall be conducted where proxies representing at least 5% of the votes attached to shares represented at the meeting, either by shareholders personally or by proxy, require the proxyholders to vote against a matter.

If a ballot is demanded on the election of a chairman or on the question of an adjournment it shall be taken forthwith without an adjournment. A ballot demanded or required on any other question shall be taken in such manner as the chairman shall direct. A demand or requirement for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares that he is entitled to vote at the meeting upon the question, to the number of votes as provided for by the articles or, in the absence of such provision in the articles, to one vote for each share he is entitled to vote. The result of the ballot so taken shall be the decision of the shareholders upon the question. The demand or requirement for a ballot shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the ballot has been demanded or required.

8.20 Adjournment

The chairman at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from

place to place. If a meeting of shareholders is adjourned for less than thirty (30) days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the time of the adjournment. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given in the same manner as notice for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate of more than ninety (90) day, subsection 149(1) of the Act does not apply.

8.21 Resolution in Lieu of a Meeting

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders; and a resolution in writing dealing with all matters required to be dealt with at a meeting of shareholders and signed by all the shareholders entitled to vote at such meeting, satisfies all the requirements of the Act relating to meetings of shareholders. A copy of every such resolution in writing shall be kept with minutes of the meetings of shareholders. Any such resolution in writing is effective for all purposes at such time as the resolution states regardless of when the resolution is signed and may be signed in counterpart.

8.22 Only One Shareholder

Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or duly represented constitutes a meeting.

DIVISION NINE
SHARES

9.01 Non-Recognition of Trusts

Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

9.02 Certificates

The shareholder is entitled at his option to a share certificate that complies with the Act or a non-transferable written acknowledgement of his right to obtain a share certificate from the Corporation in respect of the securities of the Corporation held by him. Share certificates and acknowledgements of a shareholder's right to a share certificate, respectively, shall be in such form as described by the Act and as the board shall from time to time approve. A share certificate shall be signed manually by at least one director or officer of the Corporation or by or on behalf of a registrar, transfer agent or branch transfer agent of the Corporation, or by a trustee who certifies it in accordance with a trust indenture, and any additional signatures required on the share certificate may be printed or otherwise mechanically reproduced on it.

9.03 Replacement of Share Certificates

The board or any officer or agent designated by the board may in its or his discretion direct the issuance of a new share certificate or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee and on such terms as to indemnity, reimbursement

of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.04 Joint Holders

The Corporation is not required to issue more than one share certificate in respect of a share held jointly by several persons, and delivery of a certificate to one of several joint holders is sufficient delivery to all. Any one of such holders may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such certificate.

Where shares are owned or controlled jointly by one or more persons who are non-Canadian, the shares shall be deemed to be owned or controlled, as the case may be, by non-Canadians.

DIVISION TEN
TRANSFER OF SECURITIES

10.01 Registration of Transfer

If a share in registered form is presented for registration of transfer, the Corporation shall register the transfer if:

a. the share is endorsed by an appropriate person, as defined in section 64 of the Act;

b. reasonable assurance is given that the endorsement is genuine and effective;

c. the Corporation has no duty to enquire into adverse claims or has discharged any such duty;

d. any applicable law has been complied with;

e. the transfer is rightful or is to a bona fide purchaser;

f. the transfer fee, if any, has been paid; and

g. the parties to the transfer have complied with all by-laws, regulations and policies of the Corporation.

10.02 Transfer Agents and Registrar

The board may from time to time by resolution appoint or remove one or more trust companies registered under the Trust Companies Act as its agent or agents to maintain a central securities register or registers, and an agent or agents to maintain a branch securities register or registers. Agents so appointed may be designated as transfer agent or registrar according to their functions, and a person may be appointed and designated with functions as both registrar and transfer or branch transfer agent. Registration of the issuance or transfer of a security in the central securities register or in a branch securities register is complete and valid registration for all purposes.

10.03 Securities Registers

A central securities register of the Corporation shall be kept at its registered office or at any other place in Alberta designated by the board to record the shares and other securities issued by the Corporation in registered form, showing with respect to each class or series of shares and other securities:

a. the names, alphabetically arranged, and the latest known address of each person who is or has been a holder;

b. the number of shares or other securities held by each holder; and

c. the date and particulars of the issuance and transfer of each share or other security.

A branch securities register or registers may be kept either in or outside Alberta at such place or places as the board may determine. A branch securities register shall only contain particulars of securities issued or transferred at that branch. Particulars of each issue or transfer of a security registered in a branch securities register shall also be kept in the corresponding central securities register.

10.04 Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

DIVISION ELEVEN
DIVIDENDS AND RIGHTS

11.01 Dividends

Subject to the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. Dividends may be paid in money or property or by issuing fully-paid shares of the Corporation.

11.02 Dividend Cheques

A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and shall be mailed by prepaid ordinary mail to such registered holder at his address recorded in the Corporation's securities register or registers or such address as such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

11.03 Non-Receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

11.04 Unclaimed Dividends

No dividend shall bear interest against the Corporation. Any dividend unclaimed after a period of six (6) years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

DIVISION TWELVE
INFORMATION AVAILABLE TO SHAREHOLDERS

12.01 Confidential Information

Except as provided by the Act, no shareholders shall be entitled to obtain information respecting any details or conduct of the Corporation's business which, in the opinion of the directors, it would be inexpedient in the interests of the Corporation to communicate to the public.

12.02 Conditions of Access to Information

The directors may from time to time, subject to rights conferred by the Act, determine whether and to what extent and at what time and place and under what conditions or regulations the documents, books and registers and accounting records of the Corporation or any of them shall be open to the inspection of shareholders and no shareholders shall have any right to inspect any document or book or register or account record of the Corporation except as conferred by statute or authorized by the board or by a resolution of the shareholders.

12.03 Registered Office and Separate Records Office

The registered office of the Corporation shall be at a place within Alberta and at such location therein as the board may from time to time determine. The records office will be at the registered office or at such location, if any, within Alberta, as the board may from time to time determine.

DIVISION THIRTEEN
NOTICES

13.01 Method of Giving Notices

A notice or document required by the Act, the Regulations, the articles or the by-laws to be sent to a shareholder or director of the Corporation may be sent by electronic means or by prepaid mail addressed to, or may be delivered personally to:

a. the shareholder at his latest address as shown in the records of the Corporation or its transfer agent; and

b. the director at his latest address as shown in the records of the Corporation or in the last notice filed under section 106 or 113.

A notice or document sent by mail in accordance with the foregoing to a shareholders or director of the Corporation is deemed to be received by him at the time it would be delivered in the ordinary course of mail unless there are reasonable grounds for believing that the shareholders or director did not receive the notice or document at the time or at all.

13.02 Notice to Joint Shareholders

If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice addressed to one of such persons shall be sufficient notice to all of them.

13.03 Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholders from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

13.04 Non-Receipt of Notices

If a notice or document is sent to a shareholder in accordance with Section 13.01 and the notice or document is returned on two (2) consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notice or documents to the shareholder until the shareholder informs the Corporation in writing of his new address; provided always, that in the event of the return of a notice of a shareholders meeting mailed to a shareholder in accordance with Section 13.01 the notice shall be deemed to be received by the shareholder on the date deposited in the mail notwithstanding its return.

13.05 Omissions and Errors

Subject to the Act, the accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

13.06 Signature on Notices

Unless otherwise specifically provided, the signature of any director or officer of the Corporation to any notice or document to be given by the Corporation may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

13.07 Waiver of Notice

If a notice or document is required by the Act or the Regulations, the articles, the by-laws or otherwise to be sent, the sending of the notice or document may be waived or the time for the notice or

document may be waived or abridged at any time with the consent in writing of the person entitled to receive it. The consent of a person entitled to waive the requirement for the sending of a notice or document or to waive or abridge the time for the notice or the document may be sent by electronic means in accordance with the provisions of the *Electronic Transactions Act*.

DIVISION FOURTEEN
MISCELLANEOUS

14.01 Severability

The invalidity or unenforceability of any provision of this by-law shall not affect the validity or enforceability of the remaining provisions of this by-law.

14.02 Effective Date

This by-law shall come into force when approved by the board in accordance with the Act.

MADE by the Board the 27th day of July, 2005.

____
President

____
Secretary

CONFIRMED by the Shareholders in accordance with the *Business Corporations Act* (Alberta), the _____ day of _______________, 2005.

____
Secretary

WESTJET AIRLINES LTD.

Instrument of Proxy
For 2006 Annual General and Special Meeting of Shareholders

***This Instrument of Proxy is solicited on behalf of management of* WestJet Airlines Ltd. ("WestJet" or the "Corporation") in connection with the 2006 Annual General and Special Meeting of Shareholders to be held on Thursday, April 27, 2006 and any adjournments thereof (the "Meeting").**

The undersigned holder of Common Voting Shares of WestJet hereby appoints Clive J. Beddoe, Chairman, President and Chief Executive Officer and a Director of the Corporation, of the City of Calgary, in the Province of Alberta or, failing him, Alexander (Sandy) J. Campbell, Executive Vice-President, Finance, and Chief Financial Officer of the Corporation, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, ______________________, as proxy of the undersigned, with full powers of substitution, to attend and act and vote for and on behalf of the undersigned at the Meeting, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxy's discretion, except as otherwise specified below. **The Common Voting Shares represented by this Instrument of Proxy will be voted and, where the shareholder has specified a choice with respect to the matters below, will be voted as directed below or, if no direction is given, will be voted in favour of the matter.**

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this Instrument of Proxy in the following manner:

1. **FOR ☐ or AGAINST ☐** an ordinary resolution setting the number of directors to be elected at the Meeting for the ensuing year at nine (9).
2. **FOR ☐ or WITHHOLD FROM VOTING FOR ☐** the election of the nominees set forth in the Management Proxy Circular of the Corporation dated March 24, 2006 (the "Information Circular") as directors of the Corporation.
3. **FOR ☐ or WITHHOLD FROM VOTING FOR ☐** the appointment of KPMG LLP, Chartered Accountants, Calgary, Alberta, as auditors of the Corporation for the ensuing year and the authorization of the directors of the Corporation to fix their remuneration as such.
4. **FOR ☐ or AGAINST ☐** an ordinary resolution approving the amendment to the 2003 Stock Option Plan, as described in the Information Circular.
5. **FOR ☐ or AGAINST ☐** an ordinary resolution approving the 2006 Stock Option Plan, as described in the Information Circular.
6. At the discretion of the said proxyholders, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

The undersigned hereby revokes any Proxies heretofore given.

DECLARATION OF STATUS - CANADIAN

The undersigned certifies that it has made reasonable inquiries as to the Canadian status of the registered holder and the beneficial owner of the shares represented by proxy and has read the definitions found on the reverse side so as to make an accurate Declaration of Canadian status. The undersigned hereby certifies that the shares represented by this Proxy are owned and ***Controlled***[1] by a ***Canadian***[2]:

YES ☐ **NO** ☐

IF YOU DO NOT COMPLETE THIS DECLARATION[3] OF STATUS OR IT IS DETERMINED BY WESTJET OR ITS TRANSFER AGENT THAT YOU INCORRECTLY INDICATED (THROUGH INADVERTENCE OR OTHERWISE) THAT THE SHARES REPRESENTED BY THIS PROXY ARE OWNED AND CONTROLLED BY A NON-CANADIAN, THE SHARES REPRESENTED BY THIS PROXY WILL NOT BE TABULATED.

Dated ______________, 2006

____
(signature of shareholder)

____
(name of shareholder – please print)


RECEIVED
2006 MAY -1 A 8:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[1] See definition of "Control" on the reverse side of this proxy.
[2] See definition of "Canadian" on the reverse side of this proxy.
[3] The requirement for this declaration is pursuant to authority under the articles, by-laws and procedures of WestJet and in furtherance of compliance with applicable laws relating to ownership and control of Canadian licensed air carriers.

INSTRUCTIONS:

1. **Each shareholder has the right to appoint a proxy, other than the persons designated above, who need not be a shareholder, to attend and act and vote for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided above. The person appointed proxy must be present at the Meeting to vote and may be required to certify whether he or she is "Canadian".**

2. If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

3. This Instrument of Proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered. If this proxy is undated, it will be deemed to be dated the date on which it was granted on behalf of WestJet.

4. Persons signing as executors, administrators, trustees, etc. should so indicate and give their full title as such.

5. This Instrument of Proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the Corporate Secretary of WestJet Airlines Ltd., c/o CIBC Mellon Trust Company, 600, 333 - 7th Avenue S.W., Calgary, Alberta T2P 2Z1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment thereof. A proxy is valid only at the meeting in respect of which it is given or any adjournment(s) of that meeting.

DEFINITIONS:

"**Canadian**" means:

(a) a Canadian citizen (as defined below) or a Permanent resident (as defined below),

(b) a government in Canada or an agent of such a government, or

(c) a corporation or other entity that is incorporated or formed under the laws of Canada or a province, that is controlled in fact by Canadians and of which at least 75% of the voting interests are owned and controlled by Canadians.

"**Canadian citizen**" means,

(a) a person who was born in Canada after February 14, 1977;

(b) a person who was born outside of Canada after February 14, 1977 and at the time of his or her birth one of his or her parents, other than a parent who adopted him or her, was a Canadian citizen;

(c) a person who has been granted of has acquired citizenship and, in the case of a person who is 14 years of age or over on the day that he or she is granted citizenship, he or she has take the oath of citizenship;

(d) a person who was a citizen immediately before February 15, 1977; or

(e) a person who was entitled, immediately before February 15, 1977, to become a citizen under paragraph 5(1)(b) or the former *Canadian Citizenship Act*.

"**Control**" means control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, an agreement or arrangement, the ownership of any body corporate or otherwise, and, without limiting the generality of the foregoing, a body corporate is deemed to be controlled by a person if securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are held, otherwise than by way of security only, by or for the benefit of that person; and the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate; and a partnership or unincorporated organization is deemed to be controlled by a person if an ownership interest therein representing more than 50% of the assets of the partnership or organization is held, otherwise than by way of security only, by or for the benefit of that person.

"**Permanent resident**" means a person who:

(a) has been granted lawful permission to come into Canada to establish permanent residence,

(b) has not become a Canadian citizen, and

(c) has not left or remained outside Canada with the intention of abandoning Canada as that person's place of permanent residence,

(d) or had a deportation order made against him which has not been quashed or stayed; and

(e) has not resided outside Canada for more than 183 days in any 12 month period unless that person satisfies an immigration officer or an adjudicator, as the case may be, that such person did not intend to abandon Canada as such person's place of permanent residence.



WESTJET AIRLINES LTD.

Notice of Annual General and Special Meeting of Shareholders
and Management Proxy Circular

2006 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF COMMON VOTING SHARES AND VARIABLE VOTING SHARES

**WestJet Hangar, 21 Aerial Place N.E.
Calgary, Alberta, Canada**

Thursday, April 27, 2006 at 2:00 p.m.

March 24, 2006

Notice of Annual General and Special Meeting of Shareholders

SHAREHOLDERS OF WESTJET AIRLINES LTD.

The Annual General and Special Meeting (the "Meeting") of holders of common voting shares ("Common Voting Shares") and variable voting shares ("Variable Voting Shares") (Common Voting Shares and Variable Voting Shares, collectively the "Voting Shares") of WestJet Airlines Ltd. ("WestJet" or the "Corporation") will be held at the WestJet Hangar, 21 Aerial Place N.E., Calgary, Alberta, T2E 8X7 Calgary, Alberta on Thursday, April 27, 2006 at 2:00 p.m. (Calgary time) for the following purposes:

1. To receive and consider the financial statements of the Corporation for the year ended December 31, 2005, the auditors' report thereon and the report of the Board of Directors;

2. To fix the number of Directors to be elected at the Meeting at nine (9);

3. To elect Directors;

4. To appoint auditors and to authorize the Directors to set their remuneration;

5. To consider, and if thought appropriate, to approve by ordinary resolution the Amendment to the 2003 Stock Option Plan, as more particularly described in the Management Proxy Circular dated March 24, 2006 (the "Information Circular");

6. To consider, and if thought appropriate, to approve by ordinary resolution the 2006 Stock Option Plan, as more particularly described in the Information Circular; and

7. To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying and forming part of this Notice.

It is important to us at WestJet that you exercise your vote at the Meeting. If you are unable to attend the Meeting in person please date and sign the enclosed Instrument of Proxy and mail it to or deposit it with the Corporate Secretary of the Corporation, c/o CIBC Mellon Trust Company, 600, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, fax 1-866-781-3111 (toll free within North America) or (416) 368-2502. In order to be valid and acted upon at the Meeting, Instruments of Proxy must be returned not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment thereof.

Shareholders are cautioned that the use of the mails to transmit proxies is at each shareholder's risk.

Our Board of Directors has fixed the record date for the Meeting at the close of business on March 24, 2006 (the "Record Date"). Only shareholders of record as at that date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those Voting Shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers his Voting Shares after the Record Date and the transferee of those Voting Shares establishes that he or she owns the Voting Shares and demands, not later than 10 days before the Meeting, that their name be included in the list of Shareholders entitled to vote at the Meeting, in which case that transferee shall be entitled to vote their Shares at the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS



Shawn E. Christensen
Corporate Secretary

Calgary, Alberta, Canada
March 24, 2006



March 24, 2006

Dear Fellow Shareholders,

On behalf of the Directors, Management and Employees of WestJet, I invite you to attend our 2006 Annual General and Special Meeting of Shareholders to be held at the WestJet Hangar, 21 Aerial Place, N.E., Calgary, Alberta, Canada, at 2:00 p.m. on Thursday, April 27, 2006.

The items of business to be considered at this meeting are set out in the Notice of Meeting and Management Proxy Circular. In addition, following the completion of the formal agenda, our business and future plans will be reviewed. Your participation at our Shareholders' Meeting is very important. If you are unable to attend the meeting in person, we encourage you to vote by telephone, via the internet or by completing and returning the enclosed Proxy.

I encourage you to read our Management Proxy Circular and I hope you will vote on the proposals either by returning the enclosed Proxy or by attending the Shareholders' Meeting on April 27, 2006 in Calgary.

We look forward to your support.

Yours truly,

Clive J. Beddoe
Chairman and Chief Executive Officer

WESTJET AIRLINES LTD.

Management Proxy Circular

for the Annual General and Special Meeting to be held on Thursday, April 27, 2006

INFORMATION REGARDING THE MEETING

Please select the most convenient way to express your voting instructions (by fax, by mail or non-registered shareholders may be also able to vote by Internet) and follow the relevant instructions to ensure your Common Voting Shares and Variable Voting Shares (Common Voting Shares and Variable Voting Shares collectively the "Voting Shares" or "Shares") are represented at our Annual General and Special Meeting of Shareholders (the "Meeting").

Unless otherwise indicated, the information contained herein is given as at March 24, 2006. In this Circular, any mention of "dollars" or "$" refers to Canadian dollars, unless otherwise indicated.

The following questions and answers are intended to provide guidance on how to exercise your vote.

WHO IS SOLICITING MY PROXY?

The management of WestJet Airlines Ltd. ("WestJet," "we," "us," "our" and other similar expressions), is soliciting your proxy for use at the Meeting scheduled to be held at the WestJet Hangar, 21 Aerial Place N.E., Calgary, Alberta, Canada, on Thursday, April 27, 2006 at 2:00 p.m. (Calgary time).

HOW ARE PROXIES SOLICITED?

Our management requests that you sign and return the proxy form to ensure that your votes are exercised at the Meeting. Proxies will be solicited primarily by mail or by any other means our management may deem necessary. Members of our management will receive no additional compensation for these services, but will be reimbursed for any transaction expenses incurred by them in connection with these services. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares registered in the names of these persons, and WestJet may reimburse them for their reasonable transaction and clerical expenses.

WHAT WILL I BE VOTING ON?

You will be voting on five matters at the Meeting:

- *to fix the number of Directors to be elected at the meeting*
- to elect our Directors
- to appoint our auditors
- to approve an amendment to WestJet's 2003 Stock Option Plan
- to approve WestJet's 2006 Stock Option Plan

HOW WILL THESE MATTERS BE DECIDED AT THE MEETING?

Matters to be addressed at the Meeting must be approved by a majority of the votes cast by WestJet shareholders, either by proxy or in person at the Meeting.

HOW MANY VOTES DO I HAVE?

Subject to the voting restrictions and adjustments outlined below under "Restrictions on Voting of Shares", you will have one vote for every WestJet Voting Share that you own at the close of business on March 24, 2006, the Record Date for the Meeting.

To vote Voting Shares you acquired subsequent to the Record Date, you must, not later than ten days before the Meeting:

1. request through our transfer agent, CIBC Mellon Trust Company ("CIBC Mellon") at 1-800-387-0825 that we add your name to the voting list; and

2. produce properly endorsed share certificates or otherwise establish that you own the Voting Shares.

HOW MANY WESTJET SHARES CAN VOTE?

As of March 24, 2006, WestJet had a total of 129,578,305 issued and outstanding Voting Shares made up of 120,008,598 Common Voting Shares and 9,569,707 Variable Voting Shares. Each Voting Share confers one voting right, subject to adjustment to voting rights attaching to the Variable Voting Shares, discussed immediately below.

RESTRICTIONS ON VOTING OF SHARES

WestJet's Articles provide restrictions with respect to subscriptions, issues, transfers or purchases which would cause WestJet to cease to be "Canadian" as defined in the *Canada Transportation Act*. The applicable provisions of the *Canada Transportation Act* require that WestJet, as a corporation which indirectly wholly-owns the holder of a domestic license and a non-scheduled international license be Canadian; that is, controlled in fact by Canadians and that at least 75% of its voting interests be owned and controlled by Canadians.

The definition of "Canadian" under Section 55(1) of the *Canada Transportation Act* may be summarized as follows:

(a) a Canadian citizen or a permanent resident within the meaning of the *Immigration and Refugee Protection Act* (Canada),

(b) a government in Canada or an agent of such a government, or

(c) a corporation or other entity that is incorporated or formed under the laws of Canada or a province, that is controlled in fact by Canadians and of which at least 75%, or such lesser percentage as the Governor in Council may by regulation specify, of the voting interests are owned and controlled by Canadians.

Voting Shares

Common Voting Shares

Common Voting Shares may only be owned and controlled by Canadians. Any Common Voting Share owned or controlled by a person who is not a Canadian is, or must be converted to a Variable Voting Share.

Each Common Voting Share confers the right to one vote at all meetings of our shareholders.

Variable Voting Shares

Variable Voting Shares may only be owned or controlled by non-Canadians. Therefore, any Voting Share owned or controlled by a person who is not Canadian, is, or must be converted to a Variable Voting Share.

Variable Voting Shares carry one vote per share held, except where (i) the number of outstanding Variable Voting Shares exceeds 25% of the total number of all issued and outstanding Voting Shares (or any greater percentage that the Governor in Council may specify pursuant to the *Canada Transportation Act*), or (ii) the total number of votes cast by or on behalf of the holders of Variable Voting Shares at any meeting on any matter on which a vote is to be taken exceeds 25% (or any greater percentage that the Governor in Council may specify pursuant to the *Canada Transportation Act*) of the total number of votes that may be cast at such meeting.

If either of the above-noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically without further act or formality. Under the circumstances described in (i) in the immediately preceding paragraph, the Variable Voting Shares as a class cannot carry more than 25% (or any greater percentage that the Governor in Council may specify pursuant to the *Canada Transportation Act*) of the total voting rights attached to the aggregate number of issued and outstanding Voting Shares of WestJet. Under the circumstances described in (ii) in the immediately preceding paragraph, the Variable Voting Shares as a class cannot, for a given shareholders' meeting, carry more than 25% (or any greater percentage that the Governor in Council may specify pursuant to the *Canada Transportation Act*) of the total number of votes that may be cast at the meeting.

General

The constraints described above do not apply to Variable Voting Shares held by way of security only or to Variable Voting Shares held by one or more underwriters solely for the purpose of distributing the shares to the public, or by any person acting as an intermediary in the payment of funds or the delivery of securities in connection with trades in securities and providing centralized facilities for the clearing of trades in securities.

The Articles, By-laws and policies of WestJet grant to the Board of Directors the powers necessary to give effect to the ownership restrictions, including all powers contemplated by the provisions of the *Business Corporations Act* (Alberta).

WestJet has adopted certain policies, procedures and processes in order to monitor the number of its Voting Shares owned by Canadians to ensure that the provisions of its Articles, By-laws and the *Canada Transportation Act* are complied with.

If the total number of votes cast by or on behalf of the holders of Variable Voting Shares on any matter at the Meeting exceeds 25% (or any higher percentage that the Governor in Council may specify pursuant to the CTA) of the aggregate votes that are cast on such matter, the votes attached to each Variable Voting Share will decrease automatically and proportionately such that the maximum votes per Variable Voting Share cast on any matter shall not exceed 25% of the aggregate votes.

Every shareholder will be required to complete a declaration as to their Canadian status, whether they are voting by Proxy or in person, or giving voting directions for ESP Shares. Failure to complete such a declaration or instruction properly will mean the Shares associated with such declaration or instruction will not be tabulated at the Meeting.

WHO ARE OUR PRINCIPAL HOLDERS?

To the knowledge of our directors and senior officers, as at March 24, 2006, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, our voting securities carrying more than 10% of the voting rights attached to any class of our voting securities except as set out in the table below:

Common Voting Shares	Number of Voting Shares	Percentage of Voting Shares
State Street Trust Company of Canada[(1)]	18,510,800	14.3%
Fidelity[(2)]	19,096,700	14.7%

Notes:

(1) These shares are held beneficially for the Ontario Teachers' Pension Plan Board.

(2) Holdings reported to be controlled by Fidelity Management & Research Company ("FMR Co.") and Fidelity Management Trust Company ("FMTC"). These share numbers are based on the latest public filing of FMR Co. known to the Corporation; being an early warning report dated December 12, 2005. These shares are understood to be held beneficially on behalf of certain direct or indirect subsidiaries of FMR Co. and FMTC. FMR Co. has advised the Corporation that as a matter of policy they do not provide confirmation of shareholdings otherwise than required by laws relating to disclosure.

HOW DO I VOTE?

If your shares are registered in your name, you can vote your shares in person at the Meeting or by proxy. You have two ways of voting by proxy:

1. by fax, by completing and signing the enclosed proxy form and forwarding it by fax to 1-866-781-3111 (toll-free within North America only) or to (416) 368-2502; or

2. by mail, by completing and signing the enclosed proxy form and mailing it in the envelope provided.

If your Shares are held in the name of a nominee you may also be able to vote by Internet, but please see more detailed instructions below under the headings "How can a Non-Registered Shareholder Vote?" and "How can a Non-Registered Shareholder Vote in Person at the Meeting?". If your Shares are held under our Employee Stock Purchase Plan, see the instructions below under "Voting the Shares Held in your Stock Purchase Plan".

Please note you must complete the declaration regarding whether or not the Voting Shares you represent are owned or controlled by a "Canadian" for purposes of our ownership restrictions. If you do not complete such a declaration, or complete it improperly, the voting rights attached to the Voting Shares you represent will not be counted.

VOTING BY PROXY

Whether or not you attend the Meeting, you can appoint a proxyholder to vote for you at the Meeting. You can use the enclosed proxy form, or any other appropriate proxy form, to appoint your proxyholder. The persons named in the enclosed proxy form are directors or officers of WestJet. However, you can choose another person to be your proxyholder, including someone who is not a shareholder of WestJet, by crossing out the names printed on the proxy form and inserting another person's name in the blank space provided, or by completing another appropriate proxy form.

HOW DO I VOTE MY SHARES HELD UNDER WESTJET'S STOCK PURCHASE PLAN?

Voting Shares ("ESP Shares") purchased by employees of WestJet under the Employee Stock Purchase Plan ("Purchase Plan") remain registered in the name of CIBC Mellon, as trustee in accordance with the provisions of the Purchase Plan, unless an employee has withdrawn their ESP Shares. Shareholders of ESP Shares cannot vote those shares in person.

Voting rights attached to the ESP Shares that are registered in the name of CIBC Mellon, as trustee under the Purchase Plan, can be exercised by employees by indicating on the enclosed voting instruction card the necessary direction to CIBC Mellon as to how they wish their ESP Shares to be voted at the Meeting. The ESP Shares will be voted pursuant to the employee's directions and if no choice is specified for an item on the voting instruction card which you have provided to CIBC Mellon, CIBC Mellon will vote the relevant shares in favour of that item. ESP Shares in respect of which a voting instruction card has not been signed and returned will not be voted.

The voting instruction card must be used only with respect to ESP Shares. In the event that you are an employee and hold any shares other than ESP Shares, you must also complete the enclosed proxy form with respect to those shares. No proxy form is to be completed with respect to ESP Shares unless you have withdrawn such shares from the Purchase Plan and you or your broker or agent hold a share certificate with respect thereto.

HOW CAN A NON-REGISTERED SHAREHOLDER VOTE?

If your Voting Shares are not registered in your name, they are held in the name of a "nominee," which is usually a trust company, securities broker or other financial institution. Your nominee is required to seek your instructions as to the manner in which to vote your shares. This is why you have received the Information Circular from your nominee, together with a voting instruction form. Each nominee has its own signing and return instructions, which you should follow carefully to ensure that your shares are voted.

Many non-registered shareholders will find that their nominee uses an agent through whom votes may be cast by Internet. The majority of Canadian brokers delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the non-registered shareholders and asks non-registered shareholders to return the proxy forms to ADP or enter their voting instructions into an ADP internet telephone tabulation system. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A non-registered shareholder receiving a

proxy with an ADP sticker on it cannot use that proxy to vote shares directly at the Meeting as non-registered shareholder's instructions must be communicated to ADP well in advance of the Meeting in order to have the shares voted.

If you are a non-registered shareholder who has voted and want to change your mind and vote in person, contact your nominee to obtain information on the procedure to follow, where possible.

HOW CAN A NON-REGISTERED SHAREHOLDER VOTE IN PERSON AT THE MEETING?

Since WestJet does not have access to the names of non-registered shareholders, if you attend the Meeting, we will have no record of your shareholdings or of your entitlement to vote, unless your nominee has appointed you as proxyholder. Therefore, if you are a non-registered shareholder and wish to vote in person at the Meeting, please fill in your name in the space provided on the voting instruction form sent to you by your nominee. In so doing, you are instructing your nominee to appoint you as proxyholder. Then follow the signing and return instructions provided by your nominee. It is not necessary to otherwise complete the form, as you will be voting at the Meeting. For further details, contact your nominee directly.

Shareholders who have ESP shares can not vote those shares in person.

HOW WILL MY VOTING RIGHTS BE EXERCISED?

On the proxy form, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you.

If you have specified on the proxy form how you want your shares to be voted on a particular matter, then your proxyholder must vote your shares accordingly in the case of either a vote by show of hands or a vote by ballot.

If you have not specified on the proxy form how you want your shares to be voted on a particular matter, your proxyholder can then vote in accordance with his or her judgment. Unless contrary instructions are provided, Voting Shares represented by proxies received by management will be voted IN FAVOUR of each matter presented at the Meeting.

WHAT IF THERE ARE AMENDMENTS OR IF OTHER MATTERS ARE BROUGHT BEFORE THE MEETING?

The enclosed proxy form gives the persons named on it the authority to use their discretion and judgment in voting on amendments or variations to matters identified in the notice of meeting or any other matter duly brought before the Meeting.

As of the time of printing of this Information Circular, management is not aware of any amendments to the matters set out in the notice of meeting or of other matters to be presented at the Meeting. However, if other matters duly come before the Meeting, the persons named on the enclosed proxy form will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the proxy form with respect to such matters.

BY WHEN MUST I VOTE?

No later than 5:00 p.m. (Calgary time) on April 25, 2006, unless you are a registered shareholder and attend the Meeting in person or if you are a non-registered shareholder and have followed the instructions

for voting in person at the Meeting. All shares represented by valid proxies received by CIBC Mellon prior to such time will be voted, in accordance with your instructions as specified in the proxy form, on any ballot that may be called at the Meeting.

CAN I CHANGE MY MIND AND REVOKE MY PROXY?

You can revoke your proxy at any time before it is exercised. To do this if you are a registered shareholder, clearly state in writing that you want to revoke your proxy and deliver this written statement to the Corporate Secretary at 5055 – 11th Avenue N.E., Calgary, Alberta, T2E 8N4, no later than the last business day before the Meeting, namely April 26, 2006 at 5:00 p.m. (Calgary time) or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner prescribed by law. If you are a non-registered shareholder who has voted and want to change your mind or revoke your proxy, contact your nominee to obtain information on the procedure to follow, where possible.

If you are a registered shareholder and have given a proxy and attend personally at the Meeting at which such proxy is to be voted, you may revoke the proxy and vote in person.

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

WHO COUNTS THE VOTES?

Proxies and votes of shareholders attending the Meeting are counted by CIBC Mellon, the transfer agent of WestJet, who will act as scrutineer of the Meeting.

BUSINESS OF MEETING

Financial Statements

The audited consolidated financial statements of the Corporation for the year ended December 31, 2005 and the auditor's report thereon are in the 2005 Annual Report which has been mailed to all registered shareholders and beneficial shareholders who requested it. These financial statements will be presented to the shareholders at the Meeting and no vote is required on this matter.

Number of Directors

According to the Articles of the Corporation, WestJet may have between three (3) and thirteen (13) Directors. At the Meeting it is proposed that shareholders approve an ordinary resolution to fix the number of Directors to be elected at the Meeting at nine (9). There are presently ten (10) Directors of the Corporation, each of whom retires from office at the Meeting.

Election of Directors

Unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favor of the election as Directors of the nine (9) nominees hereinafter set forth:

Clive J. Beddoe	Murph N. Hannon	Wilmot L. Matthews
Hugh Bolton	James Homeniuk	L.M. (Larry) Pollock
Ronald G. Greene	Allan Jackson	Arthur R.A. Scace

Management is proposing a slate of director nominees which the Board has approved. We are aware of the current trend for some large Canadian public entities to provide for voting for individual director nominees as opposed to voting for a slate of nominees and the implementation of related policies. Our Board's Corporate Governance and Nominating Committee will review this trend, the options and implications to WestJet, and provide recommendations to the Board as to whether the Corporation should implement a change in its director election procedures for our 2007 shareholder meeting.

Management is not aware of any reason why any of the nominees named herein would be unable or unwilling to serve as a Director. However, if a nominee is not available to serve at the time of the Meeting, and unless otherwise specified (including by a shareholder direction to withhold a vote), the persons name in the management proxy may vote in favour of a substitute nominee or nominees selected by the Board.

The following information relating to the nominees as directors is based partly on our records and partly on information received by us from the nominees, and sets forth the name, municipality of residence, and age of each of the persons proposed to be nominated for election as a director, his principal occupation, all other positions and offices with us held by him, including committee memberships, the year in which he was first elected a Director, and the number of our securities that he has advised are beneficially owned by him (as of March 24, 2006), directly or indirectly, or over which control or direction is exercised by him and certain additional background information. A record of attendance by directors at meetings of the Board and its committees during the 12 months ended December 31, 2005 is also set out below.

Nominee for Election as Director	Voting Shares Owned, Controlled or Directed[1]	Other Current Public Board Memberships
CLIVE J. BEDDOE Calgary, Alberta Chairman Director since Jun. 21, 1995 Non-Independent Age: 59	6,153,825	
Attendance: Board	8/8	

Mr. Beddoe is Chairman, President and Chief Executive Officer of the Corporation and Chairman, The Hanover Group of Companies. Mr. Beddoe, a successful entrepreneur, brings to WestJet a strong background in financial planning and strategic management.

Mr. Beddoe is a private pilot and is licensed to fly numerous types of aircraft. It was through this keen interest in aircraft that he became involved with the formation of WestJet.

Mr. Beddoe is also an Associate Member of the Royal Institution of Chartered Surveyors (RICS).

Nominee for Election as Director	Voting Shares Owned, Controlled or Directed[1]	Other Current Public Board Memberships
HUGH BOLTON Edmonton, Alberta Director since Aug. 2, 2005 Independent Age: 67	4,000	Epcor Utilities Inc. Epcor Preferred Equity Inc. The Toronto Dominion Bank Teck Cominco Limited Canadian National Railway Company Matrikon Inc.
Attendance: Board Audit	1/1 1/1	

Mr. Bolton is a Chartered Accountant and Fellow of the Alberta Institute of Chartered Accountants, and the former Chairman, CEO and partner in Coopers & Lybrand Canada, Chartered Accountants.

Mr. Bolton is currently the non-executive Chair of the board of directors of EPCOR Utilities Inc. and Lead Director of Matrikon Inc. He is also a board member of the Canadian National Railway Company, Teck Cominco Limited and TD Bank Financial Group.

Mr. Bolton received his Bachelor of Arts in Economics from the University of Alberta.

Nominee for Election as Director	Voting Shares Owned, Controlled or Directed[1]	Other Current Public Board Memberships
RONALD G. GREENE Calgary, Alberta Director since Jun. 21, 1995 Independent Lead Director since Mar. 22, 2004 Age: 57	5,352,675	Denbury Resources Inc.
Attendance: Board Compensation (Chairman)	7/8 3/3	

Mr. Greene has been an active member of the Canadian business community for the past 35 years being the founder and Chairman of Renaissance Energy Ltd. from 1974 until its merger with Husky Energy Inc. in 2000.

Mr. Greene is currently President and Chief Executive Officer of Tortuga Investment Corp., a private investment company, and Chairman of Denbury Resources, Inc. Some of his past directorships include director of Husky Energy Inc., Interprovincial Steel Company, De Havilland Aircraft of Canada Limited and the De Havilland Aircraft Transition Advisory Board to Boeing of Canada Ltd. He is also a past director of the Independent Petroleum Association of Canada, the Calgary Petroleum Club, Stathcona Tweedsmuir School and several Calgary community and international charitable organizations.

Mr. Greene received his Bachelor of Science from the University of Calgary.

Nominee for Election as Director	Voting Shares Owned, Controlled or Directed[1]	Other Current Public Board Memberships
MURPH N. HANNON Calgary, Alberta Director since Dec. 5, 1996 Independent Age: 50	922,645	Rosetta Exploration Inc.
Attendance: Board	8/8	
Audit	4/4	

Mr. Hannon, is President of Murcon Development Ltd., a private investment company engaged in oil and gas exploration, real estate development, and various manufacturing and product development businesses. Mr. Hannon is also the President of Canadian Hydrodynamics Ltd., a private company that is home to the largest drillstem test library for the Western Canadian Sedimentary Basin. He has been involved with WestJet since its initial conception stage.

Mr. Hannon received his Bachelor of Science in Geological Engineering from the Colorado School of Mines. He is a registered as a Professional Engineer with the Association of Professional Engineers, Geologists, and Geophysicists of Alberta.

JAMES HOMENIUK Calgary, Alberta Director since Apr. 30, 2003 Non-Independent Age: 35	15,948	
Attendance: Board	8/8	

Mr. Homeniuk joined WestJet in 1999, and currently is based in Calgary as one of our Aircraft Maintenance Engineers. He is the Chairman of WestJet's Aircraft Maintenance Engineers' Association and a member of the company's Pro-Active Communication Team (PACT), as well as the PACT Representative on the Board of Directors.

Mr. Homeniuk has been actively involved in the aviation industry since 1990, maintaining a variety of corporate aircraft throughout his career.

Mr. Homeniuk graduated from the Southern Alberta Institute of Technology's Aircraft Maintenance Program prior to entering the industry.

Nominee for Election as Director	Voting Shares Owned, Controlled or Directed[1]	Other Current Public Board Memberships
ALLAN W. JACKSON Calgary, Alberta Director since July 30, 2003 Independent Age: 65	6,020	Canadian Western Bank
Attendance: Board	7/8	
Governance (Chairman)	3/3	

Mr. Jackson is currently the President and Chief Executive Officer of Arci Ltd., a private real estate investment company, and President and Chief Executive Officer of Jackson Enterprises Inc., a holding and consulting company.

Mr. Jackson has brought to WestJet's Board knowledge from his experiences serving on the Board of Directors for Canadian Western Bank, Princeton Developments Ltd., a private real estate development and management company, and the Epcor Centre for Performing Arts, Member Building Committee.

Mr. Jackson received his Bachelor of Arts (Honours) in Business Administration from the University of Western Ontario.

WILMOT L. MATTHEWS Toronto, Ontario Director since Sep. 17, 1996 Independent Age: 69	3,406,371	
Attendance: Board	8/8	
Audit (Chairman)	4/4	
Governance	3/3	

Mr. Matthews has been involved in all aspects of investment banking by serving in various positions with Nesbitt Burns Inc. and its predecessor companies from 1964 until his retirement in September, 1996, most recently as Vice Chairman and Director.

Mr. Matthews is currently President of Marjad Inc., a private investment company. He also serves on the Board of Directors of several other private companies and clubs.

Mr. Matthews received his Bachelor of Arts in Math, Physics and Chemistry from the University of Toronto and his Master of Science in Economics from the London School of Economics in London, England, and is a Chartered Accountant.

Nominee for Election as Director	Voting Shares Owned, Controlled or Directed[1]	Other Current Public Board Memberships
L.M. (LARRY) POLLOCK Edmonton, Alberta Director since Sep. 16, 1999 Independent Age: 59	11,975	Canadian Western Bank Epcor Utilities Inc. Canadian Helicopters Income Fund

Attendance:		
	Board	6/8
	Audit	4/4
	Compensation	3/3

Mr. Pollock is the President and Chief Executive Officer of both the Canadian Western Bank and Canadian Western Trust. He is also a Director with Allianz Canada, EPCOR and the Edmonton YMCA, and is a member of the council of the Canadian Bankers' Association and the Tax and Finance Committee of the Alberta Economic Development Council.

Mr. Pollock graduated from the Saskatchewan Institute of Applied Arts & Sciences in Business Administration.

Nominee for Election as Director	Voting Shares Owned, Controlled or Directed[1]	Other Current Public Board Memberships
ARTHUR R.A. SCACE, C.M., Q.C. Toronto, Ontario Director since June 3, 2005 Independent Age: 67	10,000	The Bank of Nova Scotia Brompton Equity Split Corp. Brompton Split Banc Corp. Garbell Holdings Limited Gardiner Group Capital Limited Gerdeau Amersteel Corporation Lallemand Inc. N.M. David Corporation Limited Sceptre Investment Counsel Limited

Attendance:		
	Board	2/3
	Audit	1/1
	Governance	1/1

Mr. Scace is a former partner of McCarthy Tétrault LLP, Barristers and Solicitors in Toronto. Mr. Scace is currently the non-executive Chairman of The Bank of Nova Scotia. He is Past President and Chairman of the Canadian Opera Company.

Mr Scace received his Bachelor of Arts from the University of Toronto and Oxford University, his Master of Arts from Harvard University and his Bachelor of Laws from Osgoode Hall. He was called to the bar in Ontario in 1967.

Notes:

(1) All Voting Shares owned, controlled or directed by our Directors are Common Voting Shares.

(2) We do not have an executive committee.

(3) The Corporation has a policy whereby all non-management Directors are required to hold shares valued at two times the annual Board retainer within two years of their appointment. All applicable Directors meet such shareholding requirement.

Additional Disclosure Relating to Directors

To the knowledge of our executive officers and Directors, none of our Directors is, or has been in the last 10 years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trading order or similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (c) within a year of that person

ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. In addition, none of such persons has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receive manager or trustee appointed to hold his assets.

Interlocking Directorships

The table below lists the Directors of WestJet who served together on boards of directors of other public entities as at December 31, 2005.

Entity	Directors
Canadian Western Bank	Allan W. Jackson L.M. (Larry) Pollock
Epcor Utilities Inc.	Hugh J. Bolton L.M. (Larry) Pollock

Appointment of Auditors

Unless otherwise directed, it is management's intention to vote the proxies in favor of an ordinary resolution to appoint the firm of KPMG LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Corporation until the next annual meeting of the shareholders and to authorize the Directors to fix their remuneration as such. KPMG LLP has been the Corporation's auditors since January, 1996.

Stock Option Plans

The Corporation has two share option plans (the "Plans") which permit the granting of options ("Options") to purchase Voting Shares to officers and employees of the Corporation and its subsidiary and affiliated companies. The 2003 Plan currently limits the number of Voting Shares that may be issued on exercise of Options to 5,523,026 Voting Shares, of which 279,842 Voting Shares (0.2% of Voting Shares outstanding as at March 24, 2006) have been issued on exercise of Options, Options to purchase 4,186,539 Voting Shares (3.2% of Voting Shares outstanding as at March 24, 2005) are outstanding and 1,056,645 Voting Shares are available for future grants. The 2005 Plan currently limits the number of Voting Shares that may be issued on exercise of Options to 7,159,715 Voting Shares, of which no Voting Shares (0.0% of Voting Shares outstanding as at March 24, 2006) have been issued on exercise of Options, Options to purchase 7,151,034 Voting Shares (5.5% of Voting Shares outstanding as at March 24, 2006) are outstanding and 8,681 Voting Shares are available for future grants.

Options granted pursuant to the Plans have a term not to exceed five years and vest in such manner as determined by the Board of Directors of the Corporation. The exercise price of Options granted pursuant to the Plan is determined by the Board of Directors of the Corporation at the time of grant and will be equal to the weighted average trading price of the Voting Shares on the Toronto Stock Exchange (or if not listed on the Toronto Stock Exchange, then such other stock exchange as the Voting Shares may then be listed and as designated by the Board) for the five (5) trading days immediately prior to the date of grant. Options granted under the Plan are not transferable or assignable other than to personal representatives of the estate of the deceased optionee. The number of Voting Shares issuable pursuant to Options granted under the Plan or any other stock compensation arrangements of the Corporation, within a one year

period, shall not exceed, in respect of Voting Shares issuable to insiders, 10% of the outstanding Voting Shares nor, in the case of Voting Shares issuable to any one insider, 5% of the outstanding Voting Shares.

In order to minimize the level of dilution resulting from the Plans, the Corporation has introduced a "cashless" settlement alternative, whereby the value of the Options at the time of exercise is settled by the surrendering of the Options for "Substituted Rights" and the immediate conversion of those rights into Voting Shares. The result of the cashless settlement is that dilution is significantly reduced by reducing the number of Shares that are issued under the Plans. As opposed to issuing a number of shares equivalent to the number of Options that have been exercised, the number of shares to be issued is to be determined by the following formula:

$$\text{Number of Voting Shares} = \text{Number of Substituted Rights x } \frac{\text{(Current Price - Exercise Price)}}{\text{Current Price}}$$

where:

(a) "Current Price" means the closing price of our Common Voting Shares immediately prior to the exercise of the Options; and

(b) "Exercise Price" means the exercise price of the stock option.

By way of illustration, an optionee exercising 1,000 Options with an Exercise Price of $10.00 per Common Voting Share when the Current Price is $15.00 per Common Voting Share would receive, on a "cashless" exercise, 333 Voting Shares ((1,000 x (15 – 10)) /15). The number of Voting Shares reserved under the relevant option plan would then be reduced by 333 Voting Shares.

The 2005 Plan and the proposed 2006 Plan contain terms and conditions which allow the Corporation, on an optionee's exercise, to require the acceptance of "Substituted Rights" which convert immediately without cost to Voting Shares.

If an optionee ceases to be an officer or employee of the Corporation or of a subsidiary or affiliated company for any reason (other than by reason of death or in accordance with Corporation's policies for voluntary or mandatory retirement in the case only of the 2005 Plan and the proposed 2006 Plan) the optionee has a period of 60 days following the time he ceases to be an officer or employee to exercise options held to the extent that the optionee would be entitled to exercise the Options at the date of such cessation. In the case of the 2005 Plan and Proposed 2006 Plan, in the event of death or retirement in accordance with the Corporation's policies, Options previously granted continue to be exercisable on or before their expiry date.

Our Board of Directors may at any time suspend or terminate the Plans and, subject to applicable regulatory approval, may amend or revise the terms of the Plans, provided that no amendment or revision may alter the terms of any Options under the Plans without the consent of such optionee.

We propose to reduce the number of Voting Shares reserved under the 2003 Plan to the number of Options currently outstanding under that Plan; namely 4,186,539 Voting Shares.

We also propose to approve a 2006 Plan as a substitute for the 2005 Plan on the same terms and conditions as the 2005 Plan except to increase the number of Voting Shares reserved under the 2006 Plan to 8,771,292.

The aggregate number of Voting Shares reserved for issuance under the 2003 Plan, as amended, and the 2006 Plan, if approved by shareholders, will be 12,957,831 Voting Shares (approximately 10% of the issued and outstanding shares at the date hereof). The actual number of Voting Shares issued will be deducted from the number of Shares reserved and available for issuance under the 2003 Plan and 2006 Plan, as the case may be.

Approval of 2003 Stock Option Plan Amendment

As the Corporation will no longer be granting additional Options under the 2003 Plan, it is considered appropriate to move any capacity within the Corporation's targeted 10% limit of outstanding capital reserved for Options to the 2006 Plan. In order to do so, it is proposed to reduce the number of Voting Shares reserved under the 2003 Plan to a number equivalent to the actual number of Options currently outstanding. It is proposed that this change will be enacted by way of the following ordinary resolution of the Corporation:

> BE IT RESOLVED as an ordinary resolution of the shareholders of WestJet Airlines Ltd. that:
>
> 1. the WestJet Stock Option Plan – 2003 be amended by changing the maximum number of Voting Shares which may be issued under the Plan to 4,186,539 Voting Shares; and
>
> 2. any officer or Director of the Corporation be and is hereby authorized and directed to execute, deliver and file all such documents and other instruments and to otherwise do and perform all such acts as are personally determined to be necessary or desirable for the implementation of this resolution.

Approval of 2006 Stock Option Plan

Shareholders will be asked at the Meeting to consider an ordinary resolution, and if thought advisable, ratify and approve the 2006 Plan. The 2006 Plan, if approved, will replace the 2005 Plan and govern the Options issued under that Plan. There currently remains reserved for issuance under the 2005 Plan 7,159,715 Voting Shares.

The 2006 Plan contains terms and conditions substantially the same as those of the amended 2003 Plan, but allows the Corporation, on an optionee's exercise, to require the acceptance of "Substituted Rights" which convert immediately without cost to Voting Shares.

The 2006 Plan is proposed to provide for the issuance by the Corporation of up to 8,771,292 Voting Shares (being approximately 6.8% of the Voting Shares outstanding at the date hereof).

Shareholders are also being asked to give the Board of Directors the discretion to make such changes to the 2006 Plan as are required for compliance with the rules of the Toronto Stock Exchange.

Approval of the 2006 Plan requires approval of shareholders by ordinary resolution, being a majority of the votes cast by shareholders on the resolution.

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve the following ordinary resolution:

BE IT RESOLVED, as an ordinary resolution of the Shareholders of WestJet Airlines Ltd. (the "Corporation") that:

1. the Stock Option Plan - 2006, attached as Appendix "A" to the Corporation's Information Circular dated March 24, 2006, be and is hereby approved, in substitution for the Corporation's Stock Option Plan - 2005; and

2. any officer or Director of the Corporation be and is hereby authorized and directed to execute, deliver and file all such documents and other instruments and to otherwise do and perform all such acts and things as are personally determined to be necessary or desirable for the implementation of this resolution.

If the 2006 Plan is not approved by Shareholders of the Corporation, the Board will be required to determine alternate means of compensation for certain officers and employees in the event that the Plans do not permit the grant of sufficient Options for such purpose. Management does not believe that the current Plans permit the grant of sufficient Options for compensation purposes. If the 2006 Plan is approved, the maximum number of Voting Shares reserved for issuance under the Plans will not exceed 10% of the Corporation's issued and outstanding Voting Shares.

A copy of the 2006 Plan is attached as Appendix "A" to this Information Circular.

EXECUTIVE COMPENSATION

Report from the Compensation Committee of the Board

The Compensation Committee of the Board of Directors for fiscal 2005 was composed of Messrs. Greene (Chairman), MacDonald and Pollock, all of whom are independent directors.

The Compensation Committee meets from time to time each year for the purpose of reviewing overall compensation policy and competitive compensation data. Competitiveness is assessed using compensation survey information from peers in the airline industry and companies with compatible revenues. The Compensation Committee makes specific recommendations to the Board of Directors on salaries of executive officers and bonus and stock option allocations. In consultation with the Board of Directors, the Chairman of the Compensation Committee formally assesses the performance of the Chief Executive Officer each year using both financial and non-financial measurements. Recommendations of the Compensation Committee are reviewed and discussed by the full Board of Directors before final approval. Directors who are also executive officers of the Corporation are excused from the Compensation Committee and Director's meetings during any discussion of their compensation.

WestJet's compensation policies are founded on the principle that employee compensation should be aligned with the performance of the Corporation and therefore with Shareholders' interests and that all employees are encouraged to become shareholders. The compensation policy is structured to minimize the fixed cost component of compensation, by generally paying slightly below industry based salaries while attempting to enhance overall compensation through incentive based plans, which are tied to corporate performance. Thus, during times of strong financial performance, WestJet's total compensation is above average. The compensation system is designed to allow the Corporation to offer a base salary that is manageable and affordable even when cost pressures in the industry are high, allowing WestJet to avoid the need to extract wage concessions from employees during difficult times.

The terms of reference for the Compensation Committee essentially provide that the committee will be composed of a minimum of three independent Directors.

- The committee at all times has the right to determine who shall and shall not be present at meetings of the committee.

- The committee is responsible for recommendations to the Board of Directors on matters of compensation philosophy and policies.

- The committee annually reviews and recommends the compensation of members of the executive team, recommends the grants of options and reviews and recommends the fees and benefits paid to Directors.

- The committee ensures that the annual performance appraisals for members for the executive team are completed.

- On an annual basis the committee ensures that provisions for effective succession are in place for the Corporation and reviewed with the Board of Directors.

Incentive Based Plans

The Corporation's incentive based plans are as follows:

- Employee Profit Sharing Plan

- Employee Stock Purchase Plan

- Stock Option Plans

- Executive Bonus Plan

Employee Profit Sharing Plan

All employees, including executive officers, are eligible for the employee profit sharing plan (the "Profit Plan"). The purpose of the Profit Plan is to reward employees at a level which is directly proportional to the profit margin being generated by WestJet from year to year.

This approach encourages all employees to focus on the bottom line of WestJet, whether by cost savings or gross revenue generation and rewards employees accordingly. Amounts payable under the Profit Plan are approved by the Board of Directors and are based on the results contained in WestJet's annual audited financial statements.

Employee Stock Purchase Plan

All employees, including executive officers, are encouraged to contribute a portion of their salary, to a maximum of 20%, to an employee stock purchase plan (the "Purchase Plan"). WestJet matches each dollar contributed by an employee to the Purchase Plan. The funds are then used to buy Voting Shares on the open market or from treasury during each calendar month. With the contribution by the Corporation, employees are always able to acquire WestJet shares at a significant discount to the current market price which encourages proprietary and longer term thinking regardless of market or share price fluctuations. Currently, approximately 86% of WestJet employees participate in this plan. The Purchase Plan has been very successful in encouraging employees to become shareholders and in promoting the principle that the employee's best interests are compatible with the best interests of all shareholders.

Stock Option Plans

Executive management, senior management and pilots participate in the Option Plans. Grants are made annually to plan participants at varying levels of participation consistent with the individual's level of responsibility. Annual grants, priced at market value at the date of grant, mitigate the effect of share price fluctuations on this form of compensation. Options granted in high share price environments are offset by those granted in years when share prices are lower. Employees receiving Options thereby receive them at the average price over time and are therefore motivated to focus on the long-term growth in value of the Corporation and not to be distracted by short term market or sector fluctuations.

The Corporation has various arrangements with its most senior personnel whereby they are entitled to an annual fixed dollar value grant of Options ranging between $40,000 and $125,000 for Senior Managers, $125,000 to $200,000 for Vice Presidents, $400,000 for Executive Vice Presidents and $1,300,000 for the President. The number of Options received under these arrangements is determined by the fixed dollar amount entitlement divided by the five day weighted average trading price of the Corporation's Common Shares immediately prior to the date of grant.

The goal of the Board of Directors is to always limit the number of shares to be issued under the Corporation's Plans to not exceed 10% of the issued and outstanding number of shares of the Corporation.

Executive Compensation

In addition to the Purchase Plan, Profit Plan and Option Plans discussed above, executive compensation consists of the following items:

- Executive Base Salaries – Executive base salaries are reviewed on an annual basis and, in compliance with the compensation policy, are generally below comparable salaries in the airline industry. To determine base salaries, WestJet maintains a framework of job levels based upon internal comparability and external market data.

- Executive Performance Bonus Plan – The Executive Performance Bonus Plan rewards executives in increasing sliding scale percentages in any year that WestJet's consolidated margin is in excess of 10% to a maximum of 19%. The amount of the bonus is based upon the margin which is converted to a percentage of annual base salary, with a reduction for the amount received under the Profit Share Plan.

Submitted By:

Ronald G. Greene, Committee Chairman
L.M. (Larry) Pollock   Donald MacDonald

Summary of Compensation

The following table sets forth the annual and long term compensation paid to the Chief Executive Officer, Chief Financial Officer and the three (3) next highly compensated executive officers of the Corporation (a "Named Executive Officer" or "Named Executive") for each of the last three fiscal years:

Name and Principal Position	Year Ending December	Annual Compensation: Salary ($)	Bonus ($)[2]	Other Annual Compensation ($)[3]	Awards: Restricted Shares or Restricted Share Units	Securities Granted Under Options (#)[4]	All Other Compensation ($)
Clive J. Beddoe	2005	160,315	3,790	31,202	Nil	175,780	Nil
Chairman, President	2004	234,000	75,260	46,865	Nil	60,837	Nil
and Chief Executive Officer	2003	220,000	105,054	43,992	Nil	85,613	240,551[8]
Alexander (Sandy) J. Campbell[5]	2005	174,596	5,315	34,914	Nil	52,418	80,000[9]
Executive	2004	149,000	24,513	29,821	Nil	19,011	Nil
Vice-President, Finance and Chief Financial Officer	2003	140,000	36,128	28,002	Nil	26,754	Nil
Donald Bell	2005	174,808	5,323	34,957	Nil	52,418	80,000[9]
Executive	2004	160,000	26,264	31,960	Nil	19,011	Nil
Vice-President, Culture & Airports	2003	150,000	38,708	30,004	Nil	26,754	Nil
Sean Durfy[6]	2005	225,000	5,300	34,710	Nil	27,397	Nil
Executive Vice-President, Marketing & Sales	2004	15,577	-	-	Nil	20,946	Nil
Fred Ring	2005	174,596	5,315	34,914	Nil	52,418	80,000[9]
Executive	2004	149,000	20,885	29,467	Nil	19,011	Nil
Vice-President, Corporate Projects	2002	115,000	21,858	22,905	Nil	22,295	Nil
Thomas (Tim) Morgan	2005[7]	162,673	-	29,573	Nil	52,418	145,000[9]
Executive	2004	160,000	26,264	31,844	Nil	19,011	Nil
Vice-President, Operations	2003	150,000	38,708	30,004	Nil	26,754	52,790[8]

Notes:

(1) There are presently five (5) Named Executive Officers of the Corporation.

(2) Represents amounts received pursuant to the Employee Profit Sharing Plan and the Executive Bonus Plan.

(3) Represents amounts contributed by the Corporation pursuant to the Employee Stock Purchase Plan.

(4) Securities are adjusted for all stock splits.

(5) Mr. Campbell announced his resignation from WestJet on March 8, 2006, to be effective June 15, 2006.

(6) Mr. Durfy commenced his employment with WestJet on December 1, 2004. In lieu of a deferred bonus payable by a nominally priced option, the Corporation established a trust of which Mr. Durfy is a beneficiary and which acquired 10,772 (approximately $120,000 in value at the time of original agreement) Shares ("Bonus Shares"). If Mr. Durfy remains an employee of the Corporation until at least April 1, 2006, the trustee will distribute such shares to Mr. Durfy. In the event that Mr. Durfy, for any reason whatsoever, ceases his employment with the Corporation prior to that time, the trustee will dispose of such Shares and distribute the proceeds to the Corporation. In addition, the Corporation has agreed to pay Mr. Durfy a bonus on April 1, 2006 if he remains actively employed by WestJet in an amount agreed to for the incremental tax payable for the capital gain he may receive on the Bonus Shares over that which would have been payable with the original option proposal.

(7) Mr. Morgan left the employ of WestJet on October 17, 2005.

(8) Payment pursuant to an option repricing agreement entered into at the time of the Corporation's initial public offering. Options were granted to the Named Executives and other WestJet executives in April, 1999 at an exercise price of $1.78 per share and vested at times following the initial public offering. As a condition of listing on The Toronto Stock Exchange, The Toronto Stock Exchange required that these options, amongst others, be repriced to the initial public offering price of $2.97 per share. The Corporation entered into option repricing agreements with these Named Executives and all other employees whose options were repriced to $2.97 to compensate the holders of repriced options

for the after-tax consequences to them in circumstances where they may have otherwise exercised options when the market value thereof is in excess of $1.78 per share. Amounts are only payable under the option repricing agreements following vesting of the options if options are in-the-money and exercised or surrendered or if, at the Expiry Date, the market value of the common shares is between $1.78 and $2.97 and the options have not been exercised. Prices referenced in this footnote are adjusted for three 3:2 stock splits which have occurred since the grant of the subject options.

(9) Four executives holding 16,681 Options each, at an exercise price of $11.99, offered the Corporation an opportunity to purchase and cancel those Options in consideration of payment by the Corporation in cash for a fixed price of $80,000 each. The cancellation offers were accepted by the Corporation and the Options were cancelled. In addition, Mr. Morgan received a retiring allowance of $65,000.00

2005 Option Grants

The following table sets forth, with respect to the Named Executives, the number of Options granted during the year ended December 31, 2005, percentage of the total Options granted to all employees, officers and Directors during such year, the exercise price of such Options, the market price of the Common Shares on the date of the grant and the expiry date of such Options.

Name	Options Granted in 2005	% of Total Options Granted in 2005	Exercise Price [(1)] ($)	Market Value of Common Shares on the Date of Grant ($)	Expiry Date
Clive J. Beddoe Chairman, President and Chief Executive Officer	86,739 89,041	1.94% 1.99%	.11.99 14.60	11.99 14.60	Dec. 31, 2008 May 4, 2009
Donald Bell Executive Vice-President, Culture & Airports	25,021 27,397	0.56% 0.61%	11.99 14.60	11.99 14.60	Dec. 31, 2008 May 4, 2009
Alexander (Sandy) J. Campbell Executive Vice-President, Finance and Chief Financial Officer	25,021 27,397	0.56% 0.61%	11.99 14.60	11.99 14.60	Dec. 31, 2008 May 4, 2009
Fred Ring Executive Vice-President, Corporate Projects	25,021 27,397	0.56% 0.61%	11.99 14.60	11.99 14.60	Dec. 31, 2008 May 4, 2009
Sean Durfy Executive Vice-President, Marketing & Sales	27,397	0.61%	14.60	14.60	May 4, 2009

Note:

(1) Determined using the weighted average trading price for the Voting Shares for the five (5) trading days prior to the date of grant.

Summary of Executive Options

The following table sets forth, with respect to the Named Executives, the number of Shares acquired upon the exercise of Options during the year ended December 31, 2005 and the aggregate value deemed realized upon the acquisition, the number of unexercised Options and the value of the in-the-money Options at December 31, 2005.

	2005 Options Exercised		Unexercised Options Outstanding December 31, 2005			
			Number of Options		Value of in-the-money Options(1)(2)	
Name	Shares Acquired(3)	Deemed Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Clive J. Beddoe Chairman, President and Chief Executive Officer	69,131	$580,228	127,780	263,848	15,763	97,550
Donald Bell Executive Vice-President Culture & Airports	6,761	$84,918	21,687	81,502	0	30,344
Thomas (Tim) Morgan Executive Vice-President, Operations	6,056	$73,883	21,687	81,502	0	30,344
Alexander (Sandy) J. Campbell Executive Vice-President, Finance and Chief Financial Officer	4,314	$61,849	21,687	81,502	0	30,344
Fred Ring, Executive Vice-President, Corporate Projects	5,010	$60,922	17,250	77,043	9,035	25,662
Sean Durfy Executive Vice-President, Marketing & Sales	0	N/A	0	48,343	0	23,460

Notes:

(1) The "market value" of the Corporation's Common Voting Shares on December 31, 2005 was $12.26.

(2) Does not include the value of Option Repricing Agreements. See footnote 7 under "Summary of Compensation", above.

(3) The Option Plans of WestJet permit "cashless" exercises of options based on intrinsic value at the time of exercise. Mr. Beddoe exercised 37,913 Options by cash payment to acquire the same number of Shares and 98,094 Options on a "cashless" basis to acquire 31,218 Voting Shares. Mr. Bell exercised 30,654 Options on a "cashless" basis to acquire 6,761 Voting Shares. Mr. Morgan exercised 30,654 Options on a "cashless" basis to acquire 6,056 Voting Shares. Mr. Campbell exercised 15,326 Options on a "cashless" basis to acquire 4,314 Voting Shares. Mr. Ring exercised 14,436 Options on a "cashless" basis to acquire 5,010 Voting Shares.

Securities Authorized for Issuance Under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under the Corporation's equity compensation plans as at December 31, 2005.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding Options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders[1]	11,428,718	$13.94	1,990,592
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	11,428,718	$13.94	1,990,592

Note:

(1) The Option Plans of the Corporation provide for a "cashless" exercise of Options, at the election of the employee in the case of the 2003 Plan, and at the election of the employee or the Corporation in the case of the 2005 Plan. See "2005 Stock Option Plan", above, regarding details of the "cashless" exercise. In cases of a "cashless" exercise, a lesser number of Voting Shares will always be issuable than the number of Options exercised. The Corporation will utilize its ability to require a "cashless" exercise in order to manage the available Voting Shares issued under its Option Plans. Since the approval of the 2003 Plan and 2005 Plan on April 27, 2005, 622,838 Options eligible to be exercised on a cashless settlement basis for the purchase of Voting Shares were exercised and resulted in the issuance of 276,636 Voting Shares.

Profit Plan

The Corporation has adopted the Profit Plan effective January 1, 1996, as amended. The amount of the Corporation's annual contribution under the Profit Plan, if any, is discretionary to the Board of Directors. If the Board of Directors determines to make a contribution under the Profit Plan, such amount may be up to 20% of the Corporation's annual profits before tax and profit sharing. In the past, the percentage of annual profits the Board of Directors has used for the Profit Plan has been identical to the Corporation's operating margins before profit sharing, and there is presently no intention of the Board of Directors to alter this approach. Determination of contributions is made by the Board of Directors within 170 days of a fiscal year end. Contributions become payable only following determination by the Board of Directors to make a contribution to the Profit Plan.

Employees are eligible to participate in the Profit Plan for a calendar year if they are employees for more than three months during the year to which the profits relate and continue to be employed with the Corporation at the time of declaration of the contribution.

An employee may use any or all of their allocation under the Profit Plan or Executive Bonus Plan, and, at their discretion, invest in Voting Shares under the Purchase Plan with a matching contribution by the Corporation only to the extent that it, together with the prior contributions under the Purchase Plan in the subject period, do not exceed 20% of the base salary for the subject period.

For the fiscal year ended December 31, 2005, the Corporation contributed $6.0 million to the Profit Plan.

Executive Employment Termination

The President, Executive Vice-Presidents and Vice-Presidents have agreements stating that if they are terminated without cause, each shall be paid a lump sum equal to amounts ranging from 12 to 18 months of the current base salary (the "Base Range"), an amount equal to 25% of the Base Range as compensation for loss of employment benefits and participation in the Purchase Plan, a bonus amount based upon the margin achieved in varying periods of the last 12 or 18 months of operation to be earned in the calendar year of termination, accrued but unpaid salary and vacation pay and unreimbursed expenses.

In the event such termination occurs without cause following a change of control, WestJet will pay the President or Executive Vice-President, as the case may be, two times the then base salary, an amount equal to 25% of such amount to compensate for loss of employment benefits and participation in the Purchase Plan, two times budgeted bonus to be earned in the calendar year of termination, accrued and unpaid salary and vacation pay and unreimbursed expenses.

Performance Graph

The following chart illustrates WestJet's total shareholder return from its initial listing on January 1, 2001 to December 31, 2005 considering a $100 investment versus the return of the S&P/TSX Composite Index (formerly the TSE 300 Composite Index) for the same period.

Comparison of Cumulative Total Return


200
175
150
125
100
75
50
25
0
Dec. 31, 2001
Dec. 31, 2002
Dec. 31, 2003
Dec. 31, 2004
Dec. 31, 2005
TSE Composite
WestJet

	Dec 31, 2001	Dec 31, 2002	Dec 31, 2003	Dec 31, 2004	Dec 31, 2005
S&P/TSX Composite	90.70	79.42	100.64	115.21	143.01
WestJet	102.06	104.02	183.23	115.81	118.42

CORPORATE GOVERNANCE

The Board of Directors of WestJet is responsible for the supervision of management and the overall stewardship and governance of the Corporation and acts in accordance with the Articles and By-laws of WestJet, the Mandate and Charter adopted for the Board (attached as Appendix B-1), the Corporation's

Code of Business Conduct (the "Code") and in the best interests of the Corporation and its shareholders. In addition, the Board, directly, and through its various committee, ensures that it has in place and complies with evolving Canadian corporate governance requirements including those established under the Multilateral Instrument 52-110 (Audit Committee) ("MI 52-110"), National Policy 58-201 (Corporate Governance Guidelines) ("NP 58-201") and National Instrument 58-101 (Disclosure of Corporate Governance Practices) ("NI 58-101"). The Board reviews and gives final approval to all decisions of a material nature, including the annual budget, the long term corporate plan, aircraft acquisitions, leases and retirements, capital expenditures above certain monetary thresholds, borrowings and financings.

The Board maintains ultimate responsibility for WestJet's strategic planning process, succession planning and the integrity of the Corporation's internal control and management information systems.

The Board of Directors of the Corporation is responsible for identifying principal business risks and implementing systems to manage those risks. At every regular quarterly Board meeting management and the Board review regular reports and discuss significant risk areas, including adequacy and types of insurance coverage, foreign currency, interest rate, and jet fuel price exposures and sensitivities, maintenance compliance, flight safety, information system security and environmental matters. The Board also is apprised of credit risk issues and corporate policies and controls over trade receivables, bad debts, the incidence of credit card charge backs and returned cheques from customers. WestJet's use of all derivative instruments and other financial risk management techniques is monitored by the Board as to cost, appropriateness, and accounting and financial statement implications.

WestJet's Board brings a broad base of business experience and knowledge to the Corporation. The Board is presently comprised of ten (10) members. The Board has invited the Corporation's Pro-Active Communications Team ("PACT"), an employee association, to nominate a representative to join the Corporation's Board. Subject to Board approval, management presently intends to put forward a PACT nominee as part of the proposed slate of Directors each year.

The Board considers whether or not each director is an "independent" in accordance with section 4.1 of MI 52-110. These provisions essentially define an independent director as a director who is independent of management and is free from any direct or indirect material relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of the Director's independent judgment. Persons who have been executive officers or employees of the Corporation during the preceding three years are deemed not to be independent. The Board has determined that eight (8) of its ten (10) Directors, Messrs. Greene, Matthews, Hannon, MacDonald, Pollock Jackson, Bolton and Scace, are "independent" Directors. Mr. Beddoe, the Chairman, President and CEO of WestJet, and Mr. Homeniuk, the PACT nominee and a WestJet maintenance engineer, are not "independent".

The Board of Directors does not have a Chairman separate from management. The Board has a Lead Director and a procedure for the "independent" Directors to operate independent of management. The position descriptions for the Chairman and Lead Director are attached as Appendix B-2 and B-3, respectively. The Board has also adopted written position descriptions for the chair of each Board committee and for the Chief Executive Officer of the Corporation. The Board has adopted a fixed in camera agenda item for each Board meeting, during which independent Directors, under the direction of the Lead Director, meet without any members of management or non-independent Directors present.

In 2005 there were eight (8) meetings of the Board, including conference call meetings.

Throughout 2005, the Board of Directors took steps to ensure that good corporate governance practices are employed at WestJet for the protection of all stakeholders. The Board oversaw the review of the Code, existing Board and Committee mandates and position descriptions for its Chairman and Lead

Director. The Board also recently approved position descriptions for Board Committee chairpersons and the Corporation's President and Chief Executive Officer.

Committees

The Board of Directors has an Audit Committee, a Compensation Committee, a Corporate Governance and Nominating Committee and an Independent Committee. Each committee reports to the Board with their recommendations for final approval.

The Audit Committee was comprised of five Directors for 2005, Messrs. Matthews (Chairman), Hannon, Pollock, Scace and Bolton, all of whom are independent. Messrs. Bolton and Scace joined the Committee on October 31, 2005. In accordance with its Charter, the Audit Committee reviews and approves interim financial statements, approves the scope and timing of the annual audit by the Corporation's independent auditors, and reviews and recommends to the Board the approval of the annual audited financial statements. The committee also reviews and assesses with the external auditors the Corporation's internal financial control systems and corporate approval procedures. The Audit Committee meets at least four times each year, which meetings include discussions with the auditors in the absence of management. In 2005 the Audit Committee met four (4) times.

The Corporate Governance and Nominating Committee responsible for proposing new nominees to the Board or for assessing the effectiveness of the Board, committees or the contribution of individual board members. This committee will regularly review various governance matters relating to the Board and the Corporation, including the composition of existing committees and the requirements for the creation of any other appropriate committees of the Board. The Corporate Governance and Nominating Committee consists of four Directors who are all independent: Messrs. Jackson (Chairman), Matthews, MacDonald and Scace. The committee met three (3) times in 2005.

For fiscal 2005, Messrs. Greene (Chairman), MacDonald and Pollock, all independent directors, were members of the Compensation Committee. The committee reviews senior officer compensation policy and salaries, all Option grants, administration of the Corporation's Option Plans, Profit Plan and Executive Bonus Plan all for making recommendations to the Board. The Compensation Committee met three (3) times during 2005.

The Independent Committee was established to deal with legal actions commenced by Air Canada and later by Jetsgo. This separated the handling of the claims from management to avoid any potential conflicts and to allow management to concentrate its time and efforts on running the airline. The Independent Committee is chaired by the Lead Director and the members of this committee are Messrs. Greene, Matthews, Hannon, MacDonald, Pollock, Jackson, Scace and Bolton. The committee met ten (10) times in 2005.

Directors

Recruitment and nomination of new Directors is carried out by the Corporate Governance and Nominating Committee, which makes its recommendations to the full Board.

The Board uses a third party advisor to assist in recruitment of new Board members, but relies on recommendations from its current Board members after review of the competencies and skills of nominees it believes are required for the Board. All newly appointed Board members receive orientation and education regarding WestJet's operations from the Corporation's senior management and the Chairman. As well, during 2005 the Corporate Secretary of WestJet has developed, and will maintain, a Board Governance Manual, made available to all Directors.

With the exception of the PACT representative Director, Directors are required to hold Voting Shares equal in value to two years base annual retainer, by the later of October, 2005 or two (2) years from their date of appointment.

The Corporation maintains liability insurance, including such coverage for Directors.

The Board of Directors carries out an annual review of the Chief Executive Officer for the purposes of assessing his performance during the preceding year and to establish corporate objectives for the forthcoming year.

The Board, under the auspices of its Corporate Governance and Nominating Committee, is currently conducting a general Board and Committee self assessment. The Corporate Governance and Nominating Committee intends to review options for further Board, Committee and individual Director effectiveness assessments.

Compensation of Directors

During the last completed fiscal year, outside Directors were paid quarterly, in arrears, an annual retainer of $20,000 and a fee of $1,250 per meeting of the Board or any committee of the Board. In addition, the Chairman of the Audit Committee receives a $10,000 annual retainer and the Chairmen of the Compensation Committee and the Corporate Governance and Nominating Committee each receive a $5,000 annual retainer. The Directors are reimbursed for their reasonable expenses in connection with all meetings. The Director who is a nominee of PACT has his or her annual retainer paid over to PACT and personally receives regular meeting fees. Other than the PACT nominee, directors who are officers or employees do not receive retainer or meeting fees.

In addition, independent Board members are entitled to book confirmed personal travel for themselves and their spouses on WestJet flights at current employee stand-by fares plus applicable taxes and airport fees.

Other Governance Matters

The Board has adopted a Disclosure, Confidentiality and Trading Policy for the Corporation which provides guidance on disclosure of material information, maintaining confidentiality and restrictions on trading of securities of the Corporation. This policy was recently updated and approved by the Board, and included the establishment of a management disclosure committee.

WestJet's Code consists of policies relating to the ethical and legal standards of conduct to be followed by employees and agents of the Corporation. The Code is designed to define individual and corporate responsibility and was adopted by the Board in August, 2002 and is reviewed and updated regularly, including most recently in March, 2006. All Directors, executives and senior management are required to annually re-read the Code and sign an acknowledgment. The Code can be made available upon written request or may be found with the Corporation's other filings on SEDAR at www.sedar.com. In order to ensure compliance, all persons subject to the Code are requested to acknowledge their understanding of it, and are subject to sanctions for violation of the Code. In addition, persons subject to the Code are encouraged to report violations, and may do so through the Corporation's Confidential and Anonymous Hotline.

The Disclosure, Confidentiality and Trading Policy, the Code of Business Conduct, and the Corporation's Confidential and Anonymous Hotline Policy and Procedure (Reporting Policy) adopted by the Board all serve to encourage and promote a culture of ethical business conduct.

Shareholder and investor relations of the Corporation are presently handled by the Corporation's investor relations representative. The Corporation communicates with the public and its stakeholders through a number of channels including its website and press releases. Shareholders and investors may direct questions to the Corporation's investor relations representative who will respond to such questions appropriately. To the extent information is required from another department, that department will be directed to deal promptly with any such inquiry or to provide appropriate information to the investor relations representative for further attention.

In connection with Audit Committee Disclosure required under MI 52-110, please see "Audit Committee Disclosure" in the Corporation's Annual Information Form filed on SEDAR at www.sedar.com.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of Directors or executive officers of the Corporation, nor of any nominees for Director, nor any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Voting Shares of the Corporation, or any other Informed Person (as defined in National Instrument 51-102 (Continuous Disclosure Requirements)) or any known associate or affiliate of such persons in any transaction since the commencement of the Corporation's last completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any material interest of any director or nominee for director, or senior officer or any one who has held office as such since the beginning of the Corporation's last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information in respect of the Corporation and its affairs is provided in the Corporation's annual audited comparative financial statements for the year ended December 31, 2005 and the related management's discussion and analysis. Copies of the Corporation's financial statements and related management discussion and analysis are available upon request from the Corporation at investor_relations@westjet.com or by writing the Corporate Secretary at 5055 – 11th Street N.E., Calgary, Alberta T2E 3N4.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual General and Special Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPENDIX "A"

WESTJET
STOCK OPTION PLAN – 2006

1. Purpose of Plan

The purpose of this WestJet Airlines Ltd. ("WestJet Airlines") stock option plan (which together with the WestJet Stock Option Plan 2005, subsumed hereunder, is hereinafter referred to as the "Plan") is to develop the interest of officers and key employees of WestJet Airlines, WestJet (an Alberta partnership), and any subsidiary or partnership controlled directly or indirectly by any of the foregoing (collectively or individually, as applicable, "WestJet") and others providing services to WestJet in the growth and development of WestJet by aligning their interests with those of the shareholders of WestJet Airlines and providing them with the opportunity to acquire an increased proprietary interest in WestJet Airlines.

The common equity of WestJet Airlines, meaning the (i) common voting shares of WestJet Airlines when the Optionee is a Canadian within the meaning of the *Canadian Transportation Act* ("CTA"), or (ii) variable voting shares of WestJet Airlines, if this Optionee is not Canadian within the meaning of the CTA, as the case may be, ("Common Shares") will be made available under this Plan.

2. Eligibility

Officers (including a personal holding company of an officer) and employees of WestJet (individually, an "Optionee", and collectively, the "Optionees") will be eligible to participate in the Plan. Non-Employee directors are not eligible for the grant of options under the Plan.

3. Administration

The Plan will be administered by the compensation committee of the Board of Directors of WestJet Airlines (the "Board") or, if no compensation committee is appointed, by the Board (the "Administrator") pursuant to rules of procedure fixed by the Board.

4. Granting of Options

The Administrator may from time to time grant options ("Options") to purchase Common Shares to the Optionees and fix the number of Common Shares subject to option to each Optionee.

5. Common Share Maximum

The maximum number of Common Shares which may be issued under the Plan is 8,771,292 of Common Shares (the "Common Share Maximum"), subject to adjustment as set forth in clause 11, and subject to the following limitations:

Limitations on Reservations of Common Shares

(a) the number of Common Shares reserved for issuance to any one Optionee will not exceed 5% of the outstanding Common Shares at any time;

(b) the number of Common Shares, together with all of WestJet Airlines' other previously established or proposed share compensation arrangements, reserved for issuance to Insiders will not exceed 10% of the outstanding Common Shares;

Limitations on Issuances of Common Shares

(c) the number of Common Shares issuable pursuant to the Plan, together with all of WestJet Airlines' other previously established or proposed share compensation arrangements, which may be issued within a one year period will not exceed 10% of the outstanding Common Shares at any time;

(d) the number of Common Shares issuable pursuant to the Plan, together with all of WestJet Airlines' other previously established or proposed share compensation arrangements, which may be issued within a one year period to:

(i) Insiders will not exceed 10% of the outstanding Common Shares at any time; and

(ii) any one Insider's and such Insider's associates will not exceed 5% of the outstanding Common Shares at any time.

For the purpose of this clause: (i) "insider" and "associate" have the meaning set forth in the Securities Act (Ontario); (ii) "Insider" means an insider of WestJet Airlines and any person who is an associate of an insider of WestJet Airlines; and (iii) "outstanding Common Shares" means the issued and outstanding Common Shares on a non-diluted basis provided that for the purposes of (c) and (d) above outstanding Common Shares excludes Common Shares issued within the preceding one-year period under any share compensation arrangement.

The Common Share Maximum may be increased by the Administrator and, if required by the stock exchanges upon which the Common Shares are listed, with the approval of the shareholders of WestJet Airlines.

6. **Expiry Date**

All Options granted pursuant to the Plan will expire on the date (the "Expiry Date") as determined by the Administrator at the date of grant provided that no Option may be exercised beyond five years from the date of grant. In addition, all Options will expire no later than 60 days after the Optionee ceases to hold an office or be employed by WestJet or, in the case of an employee of a company providing management function to WestJet, ceases to be employed by such company or such company is no longer retained by WestJet, except in accordance with WestJet's policies then in effect for voluntary or mandatory retirement.

If before the expiry of an Option in accordance with the terms thereof an Optionee ceases to be an employee or officer by reason of the death of the Optionee, such Option may, subject to the terms thereof and any other terms of the Plan, be exercised by the legal personal representative(s) of the Optionee's estate at any time before the Expiry Date.

7. **Exercise Price**

The exercise price (the "Exercise Price") of any Option will be fixed by the Administrator when such Option is granted and will be the current market price (the "Current Market Price") which will be equal to the weighted average trading price of the Common Shares on The Toronto Stock Exchange (or if not listed on The Toronto Stock Exchange, then such other stock exchange as the Common Shares may then be listed and as designated by the Board) for the five trading days immediately prior to the date of the grant or, if such Common Shares are not listed on any stock exchange, at fair market value as determined by the Administrator.

8. Vesting

The Administrator may, in its sole discretion, determine the time during which options will vest and the method of vesting.

9. Exercise/Exchange of Option

Subject to the provisions of the Plan:

(a) options may be exercised (the "Exercised Options") from time to time, at any time (the "Exercise Date"), by an Optionee's delivery to WestJet Airlines at its head office in Calgary, Alberta or such other place as may be specified by WestJet Airlines of a written exercise specifying the number of Options being exercised and accompanied by payment in full of the purchase price of the Common Shares then being purchased, or

(b) options may be exchanged (the "Exchanged Options") for a right (the "Substituted Right") to acquire Common Shares in accordance with clause 10 below, from time to time, at any time (the "Exchange Date"), by an Optionee's delivery to WestJet Airlines at its head office in Calgary, Alberta or such other place as may be specified by WestJet Airlines of a written, election specifying the number of Options being exchanged. The Options exchanged under this clause 9(b), shall terminate upon such exchange and the Optionee shall cease to have further rights in such Options, or

(c) if a particular Optionee elects under clause 9(a) hereof, WestJet Airlines may, in its sole discretion, require the Optionee to exchange his Options for Substituted Rights.

10. Settlement of Substituted Right

An Optionee electing under clause 9(b) or required to elect under clause 9(c) will receive a Substituted Right which will entitle him to acquire on exercise the following number of Common Shares in settlement of the Substituted Right:

$$\text{Number of Common Shares} = \text{Number of Common Shares under the exchanged options} \times \frac{(\text{Current Price} - \text{Exercise Price})}{\text{Current Price}}$$

For the purpose of this clause, "Current Price" means, the closing price of the Common Voting Shares immediately prior to exercise or exchange of the Options.

Following the settlement of the Substituted Right, WestJet Airlines shall cause a certificate representing such Common Shares to be issued in the name of the Optionee (or as the Optionee may direct) to be sent by pre-paid mail or delivered to the Optionee.

11. Alterations in Shares

Appropriate adjustments in the number of Common Shares optioned and in the Exercise Price, as regards to options granted or to be granted, may be made by the Administrator in its discretion to give effect to adjustments in the number of Common Shares resulting from subdivisions, consolidations or reclassifications of the Common Shares, the payment of stock dividends by WestJet Airlines or other relevant changes in the capital of WestJet Airlines.

12. **Option Agreement**

A written agreement will be entered into by WestJet Airlines and each Optionee to whom an Option is granted hereunder, which agreement will set out the number of Common Shares subject to option, the Exercise Price, the vesting dates, if any, the Expiry Date and any other terms approved by the Administrator, all in accordance with the provisions of the Plan, including such terms as may be considered necessary in order that the Option will comply with any provisions respecting Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over WestJet Airlines.

13. **Termination of Option in the Event of Take-Over Bid**

In the event a take-over bid (as defined in the *Securities Act* (Alberta)), which is not exempt from the take-over bid requirements of Part 13 of the *Securities Act* (Alberta) (or its replacement or successor provisions) shall be made for the Common Shares of the Corporation, the Corporation may in the agreement providing for the grant of Options herein provide that the Corporation may satisfy any obligations to the Optionee in respect of any Options granted by delivering to the Optionee, in Common Shares, the difference between the exercise price of unexercised Options and the Current Market Price of the securities to which the Optionee would have been entitled upon exercise of the unexercised Options on such date. Upon settlement as aforesaid, the Options shall terminate and the Optionee shall cease to have any further rights in respect thereof.

14. **Amendment or Discontinuance of Plan**

The Board may amend, including without limiting the generality of the foregoing, the Expiry Date of any Option (provided that no Option may be exercised beyond five years from the date of grant), the vesting date of any Option, or the conditions upon which an Option may vest, or discontinue the Plan at any time, provided, however, that no such amendment may, without the consent of the Optionee, alter or impair any Option previously granted to an Optionee under the Plan.

This Plan may not be amended without the approval of shareholders, if such amendment materially increases the benefits accruing to Optionees under the Plan or materially modifies the requirements for participation in the Plan.

This Plan and any Option shall not be amended without the prior consent of The Toronto Stock Exchange and such other exchanges(s) on which the Common Shares are listed.

15. **Common Shares Duly Issued**

Common Shares issued upon the exercise of an Option granted hereunder will be validly issued and allotted as fully paid and non-assessable upon payment thereof in accordance with the terms of the particular agreement and the issuance of Common Shares thereunder will not require a resolution or approval of the Board.

16. **Non-assignability**

All Options granted pursuant to the Plan will be personal to the Optionee and will not be assignable.

17. **Effective Date**

This Plan is effective from April 27, 2006.

APPENDIX "B"

SELECTED WESTJET GOVERNANCE MATERIALS

B-1	- Board Mandate
B-2	- Chairman Position Description
B-3	- Lead Director Position Description
B-4	- Mandate of the President & Chief Executive Officer
B-5	- Committee Chairman Position Description

APPENDIX B-1
WESTJET AIRLINES LTD.
(the "Corporation")

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the "Board") of the Corporation is responsible for the stewardship of the Corporation. In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of the Corporation. In general terms, the Board will:

A. in consultation with the chief executive officer of the Corporation (the "CEO"), define the principal objective(s) of the Corporation;

B. supervise the management of the business and affairs of the Corporation with the goal of achieving the Corporation's principal objective(s) as defined by the Board;

C. discharge the duties imposed on the Board by applicable laws; and

D. for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will perform the following duties:

Strategic Direction, Operating, Capital and Financial Plans

1. Require the CEO to present annually to the Board a longer range strategic plan and a shorter range business plan for the Corporation's business, which plans must:

    (a) be designed to achieve the Corporation's principal objectives,

    (b) identify the principal strategic and operational opportunities and risks of the Corporation's business, and

    (c) be approved by the Board as a pre-condition to the implementation of such plans;

2. approve the annual operating and capital plans;

3. monitor and review progress towards the achievement of the Corporation's goals established in the strategic, operating and capital plans and to revise and alter its direction through management in light of changing circumstances;

4. identify the principal risks of the Corporation's business and take all reasonable steps to ensure the implementation of the appropriate systems to manage these risks;

5. approve issuances of additional common shares or other securities to the public;

Management and Organization

6. appoint the CEO and determine the terms of the CEO's employment with the Corporation;

7. in consultation with the CEO, develop a position description for the CEO;

8. evaluate the performance of the CEO at least annually;

9. in consultation with the CEO, establish the limits of management's authority and responsibility in conducting the Corporation's business;

10. ratify the CEO's appointment of all senior officers of the Corporation at the next quarterly meeting of the Board following such appointment, so long as the CEO consults with members of the Board prior to such appointment;

11. receive annually from the CEO the CEO's evaluation of the performance of each senior officer who reports to the CEO;

12. In consultation with the CEO, develop a system under which succession to senior management positions will occur in a timely manner;

13. approve any proposed significant change in the management organization structure of the Corporation;

14. approve all retirement plans for officers and employees of the Corporation;

15. in consultation with the CEO, establish a communications policy for the Corporation;

16. generally provide advice and guidance to management;

Finances and Controls

17. monitor the appropriateness of the Corporation's capital structure;

18. ensure that the financial performance of the Corporation is properly reported to shareholders, other security holders and regulators on a timely and regular basis;

19. in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of the Corporation and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;

20. require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by the Corporation and its officers and employees;

21. require that the CEO institute, and maintain the integrity of, internal control and information systems, including maintenance of all required records and documentation;

22. review and approve material contracts to be entered into by the Corporation;

23. recommend to the shareholders of the Corporation a firm of chartered accountants to be appointed as the Corporation's auditors;

24. take all necessary actions to gain reasonable assurance that all financial information made public by the Corporation (including the Corporation's annual and quarterly financial statements) is accurate and complete and represents fairly the Corporation's financial position and performance;

Governance

25. in consultation with the Chairman of the Board, develop a position description for the Chairman of the Board and if the Chairman of the Board is the CEO, a position description of a Lead Director;

26. facilitate the continuity, effectiveness and independence of the Board by, amongst other things,

    (a) selecting nominees for election to the Board,

    (b) appointing a Chairman of the Board who is not a member of management or if that person is a member of management, appointing a Lead Director;

    appointing from amongst the independent directors an audit committee, a compensation committee and such other committees of the Board as the Board deems appropriate,

    defining the mandate of each committee of the Board,

    ensuring that processes are in place and are utilized to assess the size of the Board, the effectiveness of the Chairman of the Board, the Lead Director, the Board as a whole, each committee of the Board and each director,

    review the orientation and education program for new members to the Board to ensure that it is adequate and effective; and

    establishing a system to enable any director to engage an outside adviser at the expense of the Corporation;

27. review annually the adequacy and form of the compensation of directors.

Delegation

The Board may delegate its duties to and receive reports and recommendations from any committee of the Board.

Meetings

The Board shall meet at least four times per year and/or as deemed appropriate by the Chairman of the Board.

Minutes of each meeting shall be prepared.

The CEO or his designate(s) may be present at all meetings of the Board.

Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Chairman of the Board or the Board.

APPENDIX B-2
WESTJET AIRLINES LTD.
(the "Corporation")

POSITION DESCRIPTION

CHAIRMAN OF THE BOARD

1. The Overall Tasks and Responsibilities of the Board

The Board of Directors (the "Board") of the Corporation is responsible for the stewardship of the Corporation. In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of the Corporation. The mandate of the Board is set forth in further detail pursuant to the written mandate adopted by the Board on March 22, 2004, as may be amended from time to time.

2. Qualifications of the Chairman of the Board

In order to act as Chairman of the Board of the Corporation, the person must be qualified to serve as a director under Section 105 of the *Business Corporations Act* (Alberta).

3. Duties and Responsibilities of the Chairman of the Board

(a) The Chairman shall convene meetings of the Board when required and shall at least annually, propose a schedule of meetings for the succeeding 12 months.

(b) The Chairman shall, when present, preside at all meetings of the Board and, unless otherwise determined by the directors, at all meetings of shareholders.

(c) The Chairman shall endeavour to provide overall leadership to the Board without limiting the principle of collective responsibility and the ability of the Board to function as a unit.

(d) The Chairman shall be responsible to ensure that Board meetings function satisfactorily and that the tasks of the Board are handled in the most reasonable fashion under the circumstances. In this connection, it is recommended that the Chairman attempt to ensure that the individual director's particular knowledge and competence are used as best is possible in the Board work for the benefit of the Corporation. The Chairman shall endeavour to encourage full participation and discussion by individual directors, stimulate debate, facilitate consensus and ensure that clarity regarding decisions is reached and duly recorded.

(e) The Chairman shall endeavour to ensure that the Board's discussions take place when all of the directors are present and that all essential decisions are made when all of the directors are present.

(f) The Chairman shall endeavour to establish a line of communication with Senior Management of the Corporation to ensure that Board meetings can be scheduled to deal with important business that arises outside of the regular quarterly meetings.

(g) The Chairman shall endeavour to fulfill his or her Board leadership responsibilities in a manner that will ensure that the Board is able to function independently of management. The Chairman shall consider, and allow for, when appropriate, a meeting of all independent directors, so that Board meetings can take place without management being present. The Chairman shall endeavour to ensure reasonable procedures are in place to allow for directors to engage outside advisors at the expense of the Corporation in appropriate circumstances, subject to his prior approval, of if he is a member of management, subject to the prior approval of the Lead Director.

(h) The Chairman shall act as a liaison representing shareholders and the Board to management and representing management to the Board and shareholders.

(i) The Chairman shall, as requested by the CEO, represent the Corporation to the public, suppliers, customers and staff and assist in developing and maintaining relationships with major shareholder groups, financial press, investment banking community, industry associations, governments, regulators and government agencies.

(j) With respect to meetings of directors or shareholders, it is the duty of the Chairman to enforce the by-laws, and rules of procedure. These duties include:

(i) ensuring that the meeting is duly constituted;

(ii) ensure the meeting provides for reasonable accommodation;

(iii) confirming the admissibility of all persons at the meeting;

(iv) preserving order and the control of the meeting;

(v) in respect of shareholders' meetings, appointing scrutineers if requested and instructing them in their duties;

(vi) rule on the validity of proxies;

(vii) to ascertain the sense of the meeting by a vote on all questions properly brought before the meeting;

(k) The Chairman shall also liaise with the Secretary of the Corporation to ensure that a proper notice and agenda has been disseminated, and that appropriate accommodations have been made for all Board and shareholder meetings.

4. Review of Position Description

The Chairman of the Board, in consultation with the Board as a whole or in consultation with any appropriate committee of the Board, shall meet at least annually or more frequently, if required, with the Board or with any appropriate committee of the Board to review and consider refinement of the position description for the Chairman.

APPENDIX B-3
WESTJET AIRLINES LTD.
(the "Corporation")

LEAD DIRECTOR

1. The Overall Tasks and Responsibilities of the Board

   The Board of Directors (the "Board") of the Corporation is responsible for the stewardship of the Corporation. In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of the Corporation. The mandate of the Board is set forth in further detail pursuant to the written mandate adopted by the Board on March 22, 2004, as may be amended from time to time.

2. Qualifications of the Lead Director

   In order to act as Lead Director of the Corporation, the person must:

   (a) be qualified to serve as a director under Section 105 of the *Business Corporations Act* (Alberta); and

   (b) be an "unrelated director" pursuant to the rules of the Toronto Stock Exchange such that the director is independent of management and is free of any interest or any business or other relationship which could or could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interest and relationships arising from shareholdings.

3. Duties and Responsibilities of the Lead Director

   (a) The Lead Director will provide input to the Chairman of the Board on preparation of agendas for meetings of the Board.

   (b) The Lead Director shall be entitled to convene meetings of the Board with the concurrence of at least one other Director.

   (c) The Lead Director, in the absence of the Chairman, shall preside at meetings of the Board.

   (d) The Lead Director shall assist the Chairman to endeavour to ensure Board leadership responsibilities are conducted in a manner that will ensure that the Board is able to function independently of management. The Lead Director shall consider, and allow for, when appropriate, a meeting of all independent directors, so that Board meetings can take place without management being present.

   (e) The Lead Director shall endeavour to ensure reasonable procedures are in place for directors to engage outside advisors at the expense of the Corporation in appropriate circumstances, subject to his prior approval.

(f) With respect to meetings of directors, it is the duty of the Lead Director, when conducting a meeting, to enforce the by-laws, and rules of procedure. These duties include:

(i) ensuring that the meeting is duly constituted;

(ii) ensure the meeting provides for reasonable accommodation;

(iii) confirming the admissibility of all persons at the meeting;

(iv) preserving order and the control of the meeting;

(v) to ascertain the sense of the meeting by a vote on all questions properly brought before the meeting;

(g) The Lead Director shall meet annually with each director to obtain insight as to where they believe the Board and its committees could be operating more effectively.

(h) When required the Lead Director shall also liaise with the Secretary of the Corporation to ensure that a proper notice and agenda has been disseminated, and that appropriate accommodations have been made for the specific Board meeting.

4. Review of Position Description

The Lead Director, in consultation with the Chairman of the Board and the Board as a whole or in consultation with any appropriate committee of the Board, shall meet at least annually or more frequently, if required, with the Board or with any appropriate committee of the Board, to review and consider refinement of the position description for the Lead Director.

APPENDIX B-4
WESTJET AIRLINES LTD.
("WestJet" or the "Corporation")

MANDATE OF THE PRESIDENT & CHIEF EXECUTIVE OFFICER

The President and Chief Executive Officer ("CEO") of the Corporation is responsible for the management of the Corporation and the subsidiaries of the Corporation. In discharging his responsibility, the President and CEO will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly, ethically and in good faith with a view to the best interests of the Corporation. In general terms, the President and CEO will:

A. provide effective leadership to the Corporation and its personnel;

B. in consultation with the Board of Directors ("Board") of the Corporation, define the principal objectives of the Corporation;

C. carry out the management of the business and affairs of the Corporation with the goal of achieving the Corporation's principal objectives as defined from time to time by the Board;

D. act as the public spokesperson of the Corporation; and

E. communicate to the Board on a timely basis any material matters affecting WestJet.

The President and CEO shall not be a member of any committee of the Board, but is invited to attend any meeting except those held in camera, sessions for independent Directors only or whenever specifically determined by the Committee that the meeting should be closed to the CEO and President.

Without limiting the generality of the foregoing, the President and CEO will perform the following duties:

Strategic Direction, Operating, Capital and Financial Plans

1. Present annually to the Board a long range strategic plan and a short range strategic plan, which plans must:

    (a) be designed to achieve the Corporation's principal objectives;

    (b) identify the principal strategic and operational opportunities and risks of the Corporation's business; and

    (c) be approved by the Board as a pre-condition to the implementation of such plans.

2. identify the principal risks of the Corporation's business and take all reasonable steps to ensure the implementation of the appropriate systems to manage these risks;

3. present plans of potential issuances of additional common shares or other securities to the public for approval by the Board;

4. monitor the Corporation's progress towards its goals, assess the need to revise and/or alter the management of the Corporation's operations, and keep the Board informed of the Corporation's

progress and/or need to alter or revise the operations of the Corporation in light of changing circumstances;

Management and Organization

5. monitor and communicate overall human resources policies and procedures, including compensation and succession planning, and provide advice on recommended changes from time to time to the Board or to the appropriate committee of the Board delegated with such responsibility;

6. in consultation with the Board, establish the limits of management's authority and responsibility in conducting the Corporation's business;

7. provide the Board with guidance on the appointment all officers of the Corporation and approval the terms of each officer's employment with the Corporation;

8. recommend to the Board any proposed significant change in the management organization structure of the Corporation;

9. provide the Board or a committee of the Board delegated with responsibility for such matters with an evaluation of the performance of each senior officer who reports to the CEO; and

10. be subject to a performance evaluation by the Board at least annually and ensure such evaluation is carried out by the Board or the appropriate committee of the Board delegated with such responsibility;

11. in consultation with the Board, develop and, as required, revise the position description for the CEO;

Finances and Controls

12. steward the Corporation's expenditures within the Board approved budgets;

13. ensure that the Corporation maintains appropriate systems to manage the risks of the Corporation's business;

14. monitor and communicate the appropriateness of the Corporation's capital structure to the Board;

15. ensure that the financial performance of the Corporation is properly reported to shareholders, other security holders and regulators on a timely and regular basis;

16. in consultation with the Board, establish the ethical standards to be observed by all officers and employees of the Corporation and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;

17. institute and monitor processes and systems designed to ensure compliance with applicable laws by the Corporation and its officers and personnel;

18. institute, and monitor the maintenance of integrity of internal control and information systems, including maintenance of all required records and documentation;

19. take all necessary actions to gain reasonable assurance that all financial information made public by the Corporation (including the Corporation's annual and quarterly financial statements) is accurate and complete and represents fairly the Corporation's financial position and performance;

Disclosure

20. in conjunction with the Corporation's disclosure committee and the Chief Financial Officer, ensure appropriate and timely disclosure of material information;

21. provide required regulatory certifications on a timely basis; and

Other

22. carry out any other appropriate duties and responsibilities assigned by the Board.

Delegation

The President and CEO may delegate his duties to and receive reports and recommendations from any officer of the Corporation provided that any such delegation does not relieve him from responsibility to ensure his duties described herein are fulfilled.

APPENDIX B-5
WESTJET AIRLINES LTD.
(the "Corporation")

POSITION DESCRIPTION
COMMITTEE CHAIRMAN

1. Appointment

The Chairman of each Committee of the Board shall be a member of the Board appointed by the Board at the first meeting of the Board following the annual meeting of shareholders. The Chairman of a Committee must always be an independent director.

2. Duties and Responsibilities of a Committee Chairman

The Chairman of each Committee shall:

(a) In consultation with the Chairman of the Board, the Lead Director, if any, the President and CEO, the Secretary of the Corporation and other members of senior management, as appropriate, determine the dates and locations of meetings of the Committee.

(b) Ensure the Committee's activities are consistent with, and fulfill, the Committee's mandate.

(c) Require the Committee to meet as many times as necessary for the Committee to carry out its duties and responsibilities effectively.

(d) In consultation with the Chairman of the Board, the Lead Director, if any, the President and CEO, the Secretary of the Corporation and other members of senior management, as appropriate, review the meeting agendas to ensure all required business is brought before the Committee to enable the Committee to carry out its duties and responsibilities.

(e) Report to the Board at its next meeting following any meeting of the Committee or the signing of a written resolution evidencing a decision or recommendation of the Committee.

(f) Provide leadership to enable the Committee to act as an effective team in carrying out its duties and responsibilities.

(g) Carry out other duties and responsibilities as are assigned by the Board from time to time.

3. Review of Position Description

The Chairman of the Board and Lead Director, if any, in consultation with the Board or in consultation with any appropriate committee of the Board, shall meet at least annually or more frequently, if required, to review and consider refinement of the position description.



February 22, 2005

BC Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
The Office of the Administrator of Securities - New Brunswick
Registrar of Securities - Prince Edward Island
Alberta Securities Commission
Manitoba Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission
Securities Division - Newfoundland
Toronto Stock Exchange

Dear Sirs:

RE: WestJet Airlines Ltd.
Annual and Special Meeting of Shareholders

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual and Special Meeting of Shareholders:

DATE OF MEETING	April 27, 2005
RECORD DATE FOR NOTICE:	March 24, 2005
RECORD DATE FOR VOTING:	March 24, 2005
BENEFICIAL OWNERSHIP DETERMINATION DATE:	March 24, 2005
SECURITIES ENTITLED TO NOTICE:	Common
SECURITIES ENTITLED TO VOTE:	Common

Yours truly,

CIBC MELLON TRUST COMPANY
Carol Strader Ham
Associate Manager
Client Relations
(403) 232-2443
Carol_Ham@cibcmellon.com

cc: Jeremy Forrest, WestJet Airlines Ltd.
Daryl Fridhandler, Burnet Duckworth & Palmer
CDS & Co.
Judy Power, CIBC Mellon Trust Company

CIBC Mellon Global Securities Services Company
CIBC Mellon Trust Company



July 4, 2005

BC Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
The Office of the Administrator of Securities - New Brunswick
Registrar of Securities - Prince Edward Island
Alberta Securities Commission
Manitoba Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission
Securities Division - Newfoundland
Toronto Stock Exchange

Dear Sirs:

RE: WestJet Airlines Ltd.
<u>Special Meeting of Shareholders</u>

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Special Meeting of Shareholders:

DATE OF MEETING	August 30, 2005
RECORD DATE FOR NOTICE:	July 29, 2005
RECORD DATE FOR VOTING:	July 29, 2005
BENEFICIAL OWNERSHIP DETERMINATION DATE:	July 29, 2005
SECURITIES ENTITLED TO NOTICE:	Common
SECURITIES ENTITLED TO VOTE:	Common

Yours truly,

"signed"

CIBC MELLON TRUST COMPANY
Carol Strader Ham
Associate Manager
Client Relations
(403) 232-2443
Carol_Ham@cibcmellon.com

cc: Jeremy Forrest, WestJet Airlines Ltd.
Daryl Fridhandler, Burnet Duckworth & Palmer
CDS & Co.
Judy Power, CIBC Mellon Trust Company

CIBC Mellon Global Securities Services Company
CIBC Mellon Trust Company



February 23, 2006

BC Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
The Office of the Administrator of Securities
- New Brunswick
Registrar of Securities - Prince Edward Island
Alberta Securities Commission
Manitoba Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission
Securities Division - Newfoundland
Toronto Stock Exchange

Dear Sirs:

RE: WestJet Airlines Ltd.
Annual and Special Meeting of Shareholders

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual and Special Meeting of Shareholders:

DATE OF MEETING	April 27, 2006
RECORD DATE FOR NOTICE:	March 24, 2006
RECORD DATE FOR VOTING:	March 24, 2006
BENEFICIAL OWNERSHIP DETERMINATION DATE:	March 24, 2006
SECURITIES ENTITLED TO NOTICE:	Common Voting Variable Voting
SECURITIES ENTITLED TO VOTE:	Common Voting Variable Voting
ISIN:	CA9604102074 CA9604103064

Yours truly,

"signed"

CIBC MELLON TRUST COMPANY
Michael Marasco
Associate Relationship Manager
(403) 232-2427

cc: Suzanne Carriere, WestJet Airlines Ltd.
Daryl Fridhandler, Burnet Duckworth & Palmer
CDS & Co.
Michelle MacInnis, CIBC Mellon Trust Company

600 The Dome Tower ▪ 333-7th Avenue S.W. Suite 600 ▪ Calgary, A.B. ▪ T2P 2Z1 ▪ Tel 403.232.2400 ▪ www.cibcmellon.com

WESTJET AIRLINES LTD.

Annual and Special Meeting of Holders of Common Shares

April 27, 2005

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

Votes by Show of Hands

	Business	Outcome of Vote
1.	Fixing the number of Directors to be elected at the Meeting at nine.	Carried
2.	The election of the following nine Directors of the Issuer for a term expiring not later than the Issuer's 2005 Annual Meeting. (a) Clive J. Beddoe (b) Ronald G. Greene (c) Murph N. Hannon (d) James Homeniuk (e) Allan Jackson (f) Donald MacDonald (g) Wilmot L. Matthews (h) Thomas (Tim) W. Morgan (i) L.M. (Larry) Pollock	Carried
3.	The appointment of KPMG LLP as the auditors of the Issuer and the authorization of the directors to fix their remuneration.	Carried
4.	To approve the amendment to the 2003 Stock Option Plan.	Carried
5.	To approve the 2005 Stock Option Plan.	Carried
6.	To approve the amendment to the Articles increasing the maximum number of directors to 13	Carried

WESTJET AIRLINES LTD.

Special Meeting of Holders of Common Shares

August 30, 2005

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

Votes by Ballot

	Business	Outcome of Vote (Ballots)		
		For	**Against**	**Withheld**
1.	Special Resolution regarding Share Reclassification of Common Shares to Common Voting Shares (for Canadian) and Variable Voting Shares (for Non-Canadians) and related matters	77.59% (51,001,458)	22.41% (14,727,392)	0% (0)
2.	Ordinary Resolution regarding approval of By-Law 2005-1 with respect to Board power and authority to implement and apply rules relating to the restrictions on the issue, transfer, ownership, control and voting of Common Voting Shares and Variable Voting Shares.	77.59% (51,000,436)	22.41% (14,728,414)	0% (0)
3.	Ordinary Resolution regarding ratification and approval of General By-Law No. 1 relating to the general affairs of WestJet.	77.61% (51,012,808)	22.39% (14,716,042)	0% (0)


WESTJET
BUILDING A BETTER AIRLINE
Q1
FIRST QUARTER REPORT 2005

FIRST QUARTER

CORPORATE PROFILE

WestJet Airlines Ltd. is Canada's leading low-fare airline, and is based in Calgary, Alberta. In the first quarter of 2005, WestJet employed 4,850 people and carried 2.3 million guests to its 24 Canadian destinations of Victoria, Comox, Vancouver, Abbotsford/Fraser Valley, Prince George, Kelowna, Grande Prairie, Calgary, Edmonton, Fort McMurray, Saskatoon, Regina, Winnipeg, Thunder Bay, Windsor, London, Hamilton, Toronto, Ottawa, Montréal, Moncton, Halifax, Gander and St. John's, and its eight American destinations of San Francisco, Los Angeles, Palm Springs, Phoenix, Tampa, Orlando, Fort Lauderdale and New York. As at March 31, 2005, WestJet's fleet consisted of 57 Boeing 737 aircraft. WestJet is publicly traded on the Toronto Stock Exchange under the symbol WJA.

Contents





BOARD OF DIRECTORS

Clive J. Beddoe
Executive Chairman, President and CEO, WestJet Airlines Ltd.

Thomas (Tim) Morgan
Executive Vice-President, Operations, WestJet Airlines Ltd.

James Homeniuk
Aircraft Maintenance Engineer and
P.A.C.T. Representative, WestJet

Ron Greene
Lead Director
President, Tortuga Investment Corp.

Wilmot Matthews
President, Marjad Inc.

Murph N. Hannon
President, Murcon Development Ltd.

Allan Jackson
President and CEO, Arci Ltd.
President and CEO, Jackson Enterprises Inc.

Donald A. MacDonald
President, Sanjel Corporation

Larry Pollock
President and Chief Executive Officer, Canadian Western Bank and Canadian Western Trust

WESTJET EXECUTIVE TEAM

Clive J. Beddoe
Executive Chairman, President and Chief Executive Officer

Donald Bell
Executive Vice-President, Customer Service

Sandy Campbell
Executive Vice-President, Finance and Chief Financial Officer

Sean Durfy
Executive Vice-President, Marketing and Sales

Tim Morgan
Executive Vice-President, Operations

Fred Ring
Executive Vice-President, People

EXECUTIVE OFFICERS

Clive J. Beddoe
Executive Chairman, President and Chief Executive Officer

Alexander (Sandy) J. Campbell, FCGA
Executive Vice-President, Finance and Chief Financial Officer

Tim Morgan
Executive Vice-President, Operations

Donald Bell
Executive Vice-President, Customer Service

Sean Durfy
Executive Vice-President, Marketing and Sales

Fred Ring
Executive Vice-President, People

Transfer Agent and Registrar:
CIBC Mellon Trust Company
Toll Free Phone Number
in North America: 1-800-387-0825
Outside North America: 416-643-5500
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com

Auditors:
KPMG LLP, Calgary, AB

Legal Counsel:
Burnet, Duckworth and Palmer LLP, Calgary, AB

Stock Exchange Listing:
WestJet is publicly traded on the Toronto Stock Exchange under the symbol WJA.

Investor Relations Contact Information:
Telephone: 1-877-493-7853 or 444-2252 in Calgary
E-mail: investor_relations@westjet.com



President's Message to Shareholders

The majority of the first quarter of 2005 was difficult for WestJet with intense competition and extremely high fuel prices. This created a high-cost and low-yield environment that led to our disappointing and unprofitable results. However, the market rationalization that we had predicted took place in March when Jetsgo ceased operations, which materially changed our operating environment. The environment is now much more conducive for us to operate profitably as yields and load factors increase.

In the first quarter of 2005, we achieved *operating revenue of $294.6 million, a* 35.9% increase from the $216.7 million achieved in the first three months of 2004. Yield (revenue per revenue passenger mile) was 15.2 cents in the first quarter of 2005 compared to 15.9 cents in the same period in 2004. Our cost per available seat mile increased to 11.6 cents this quarter compared with 10.8 cents in the first quarter of 2004.

We reported a net loss in the first quarter of $9.6 million, down from $512,000 in net earnings achieved in the same quarter of 2004. In the first quarter of 2005, we recorded a diluted loss per share of 7.6 cents, compared with diluted earnings per share of 0.4 cents during the first quarter of 2004.

On an available seat mile basis, our fuel *expense was 21.6% higher in the first* quarter of 2005 versus the first quarter of 2004. The impact of this cost was mitigated somewhat by the increasing proportion of fuel-efficient Boeing Next-Generation aircraft in the fleet and our increasing stage length, which increased 11.2% to 813 miles.

Capacity, measured in available seat miles (ASMs), increased in the first quarter by 31.0% to 2.6 billion ASMs from 2.0 billion ASMs during the same period in 2004. Revenue passenger miles grew by 42.1% to 1.9 billion in the first quarter of 2005 from 1.4 billion during the same three-month period in 2004. During the first three months of 2005, our load factor increased 5.8 percentage points to 73.6%

compared with 67.8% during the same period in 2004.

The first quarter of 2005 ended positively for our airline as market rationalization produced a significant improvement in the yield environment, although the benefits of this will only be felt progressively through the second quarter and not fully until the third. High fuel prices will continue to affect our earnings; however, we are now well positioned to prosper as we enter the busy summer season.

Going forward, we will have much more flexibility to adjust our capacity to meet the market demands. We are consequently intending to partially delay our accelerated retirement plan for our 737-200 aircraft at least until the end of the summer, although the persistently high price of fuel will still make it uneconomical to keep these less fuel-efficient aircraft in service for any extended period.



Todd Irving, 737 Captain



In February, we completed operating leasing arrangements for the first eight of 15 new Boeing Next-Generation aircraft that we will acquire in 2005. We plan to finance the remaining seven aircraft to be received in 2005 with loan-guarantee support from the Export-Import Bank of the United States (Ex-Im).

Subsequent to quarter-end, on April 8, we announced the conversion of three purchase options into firm deliveries of Next-Generation 737-600 aircraft in 2006. This will bring the total number of new deliveries for 2006 to nine with eight 737-600s and one 737-700. This leaves seven purchase options remaining with Boeing for aircraft deliveries in 2006 that are eligible for Ex-Im financing support.

On January 7, 2005, we launched seasonal service to Palm Springs, California, our eighth American destination since September 2004. Demand for our scheduled transborder service has been strong to date, but yields on many routes have been hampered as a result of competitive pressures.

With a more rational competitive environment, WestJet will be in a strong position this summer. We are very pleased to be able to finally announce that all 39 of our 737-700 aircraft are now equipped with live seatback satellite television, leather seats and increased legroom, giving us a distinct edge over our competitors and a clear advantage for our guests.

On behalf of the Board,

Clive Beddoe
Executive Chairman, President,
and Chief Executive Officer,
WestJet Airlines Ltd.
April 2005



Chris Lazaruk, NewRes Business Representative

Management's Discussion and Analysis of Financial Results

FORWARD-LOOKING INFORMATION

Certain information set forth in this document, including management's assessment of WestJet's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond WestJet's control, including the impact of general economic conditions, changing domestic and international industry conditions, volatility of fuel prices, terrorism, currency fluctuations, interest rates, competition from other industry participants (including new entrants, and generally as to capacity fluctuations and pricing environment), labour matters, government regulation, stock market volatility and the ability to access sufficient capital from internal and external sources. Readers are cautioned that management's expectations, estimates, projections and assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. WestJet's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements or if any of them do so, the benefits that WestJet will derive there from.

Additional information relating to WestJet, including Annual Information Forms and financial statements, is located on SEDAR at www.sedar.com.

To supplement its consolidated financial statements presented in accordance with Canadian generally accepted accounting principles ("GAAP"), the Company uses various non-GAAP performance measures, including cost per available seat mile ("CASM"), revenue per available seat mile ("RASM") and revenue per revenue passenger mile ("yield"). These measures are provided to enhance the user's overall understanding of WestJet's current financial performance and are included to provide investors and management with an alternative method for assessing the Company's operating results in a manner that is focused on the performance of the Company's ongoing operations and to provide a more consistent basis for comparison between quarters. These measures are not in accordance with or an alternative for GAAP and may be different from measures used by other companies.



Sarah Cross, Budget Analyst

HIGHLIGHTS

During the first quarter of 2005, extremely high jet fuel prices and very low yields throughout the domestic network continued to negatively impact our operations. Similar to 2004, we experienced low fares driven by irrational pricing practices of certain competitors.

Compounding these challenges, the first quarter is characteristically a weak travel period; however, the impact of this seasonality was somewhat mitigated as a result of spring break falling in March this year rather than in April as it did last year. Our increased charter flying during the past winter months has also contributed to easing this slower time period.

We reported a net loss of $9.6 million in the first quarter of 2005 compared to net income of $512,000 in the same period in 2004. In spite of our diligent work to contain our costs, our results for this quarter reflect the impact of lower fares throughout the domestic airline system and high fuel prices.

Quarterly unaudited financial information (in millions except per share data)

	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005
Total revenues	$ 257	$ 310	$ 274	$ 295
Net earnings (loss)	$ 7	$ 21	$ (46)	$ (10)
Basic earnings (loss) per share (cents)	6.0	16.8	(36.9)	(7.6)
Diluted earnings (loss) per share (cents)	5.9	16.7	(36.7)	(7.6)
	June 30, 2003	**Sept. 30, 2003**	**Dec. 31, 2003**	**Mar. 31, 2004**
Total revenues	$ 206	$ 255	$ 230	$ 217
Net earnings	$ 15	$ 32	$ 13	$ 1
Basic earnings per share (cents)	13.0	28.4	10.4	0.4
Diluted earnings per share (cents)	12.9	27.8	10.1	0.4

In the fourth quarter of 2004, we revised our fleet plan to replace the majority of our 200-series aircraft by the end of 2005. This required us to incur an impairment write-down of $47.6 million on our bottom line in the last quarter of 2004. In March, one of our competitors abruptly ceased operations and filed for bankruptcy protection. With Jetsgo's announcement, we are now considering alternatives to accommodate the additional market share available, including delaying the retirement of the 200-series fleet and/or acquiring more Next-Generation aircraft. At this time, we are uncertain about how travellers will react to the elimination of uneconomic fares in the network and how it will ultimately impact our industry and available market capacity.

As always, our constant commitment to lower costs remained a priority this quarter. We continued to implement revenue-building initiatives such as the installation of live satellite television in every seatback of our Next-Generation aircraft, and cost-reduction initiatives like the ongoing installation of blended winglets on each Next-Generation aircraft to enhance fuel efficiency and increase operational effectiveness.

OPERATIONAL GROWTH

Guest revenues, which relate to revenues generated from scheduled services, increased 27.3% from $175.8 million in the first quarter of last year to $223.8 million in the first three months of 2005.

Our growth in charter and other revenues was considerable, increasing 75.9% from $39.7 million in the first quarter last year to $69.8 million this quarter. Our charter capacity, measured in available seat miles, increased by approximately 59% this quarter compared to the same period last year. The increase in this component of our operations is a result of our focus to increase charter flying during weaker travel periods, such as winter, and off-peak hours. This will allow us to capitalize on the utilization of our aircraft and maximize the return on capital related to these assets.

We continued to implement revenue-building initiatives such as the installation of live satellite television in every seatback of our Next-Generation aircraft...



Maria Brant-McMahon, Recruiter

Revenue per passenger mile ("yield") decreased by 4.4% from 15.9 cents in the first quarter of 2004 to 15.2 cents this quarter. The weak yield environment and lower fares led to an increase in our load factor, with load factor for the first three months of 2005 up 5.8 percentage points compared to the same period in the previous year.

Although beneficial to load factors, uneconomic low fares are detrimental to our operations, especially in today's high fuel-cost environment. We estimate for

COST PER AVAILABLE SEAT MILE (CENTS):

	3 months ended Mar. 31, 2005	12 months ended Dec. 31, 2004	3 months ended Mar. 31, 2004	% change over Dec. 31, 2004	% change over Mar. 31, 2004
Aircraft fuel	2.95	2.69	2.43	9.67	21.40
Airport operations	2.18	1.93	1.87	12.95	16.58
Flight operations and navigational charges	1.59	1.66	1.63	(4.22)	(2.45)
Amortization[1]	0.97	0.88	0.91	10.23	6.59
Maintenance	0.79	0.87	0.91	(9.20)	(13.19)
Sales and marketing	0.76	0.94	0.75	(19.15)	1.33
General and administration	0.62	0.70	0.57	(11.43)	8.77
Interest expense	0.51	0.49	0.44	4.08	15.91
Inflight	0.50	0.49	0.48	2.04	4.17
Aircraft leasing	0.44	0.46	0.52	(4.35)	(15.38)
Customer service	0.26	0.27	0.26	(3.70)	(0.00)
Total	11.57	11.38	10.77	1.67	7.43

Note 1: For comparison purposes, impairment loss of $47,577,000 included in amortization expense has been excluded from unit cost calculations.

each $1 increase in the price of crude oil, we would have to increase our average fare by approximately $0.80 in order to recover our costs. However, despite the average cost of fuel increasing by $14.15 compared to the first quarter of 2004, our average fares increased only $2.50 over the same period.

Our cost per available seat mile ("CASM") this quarter increased by 7.4% over the same quarter last year, from 10.8 cents to 11.6 cents. The largest contributor to this increase was fuel, which represented 66.0% of the increase in total cost per available seat mile. This quarter, we experienced a 25.9% increase in our fuel cost per litre.



Our best defence against rising fuel prices has been, and will continue to be, maintaining a competitively fuel-efficient fleet and matching the aircraft size to the demands of any given route. With our acquisition of our Next-Generation 600-, 700- or 800-series aircraft, we will be much more capable of achieving this objective.

New aircraft have been the main driver in reducing the maintenance requirements of our fleet. Since we began to modernize our fleet with Next-Generation 737-700 aircraft in 2001, our unit maintenance cost has declined from 2.4 cents in the first quarter of 2001 to 0.8 cents for the three-months ended March 31, 2005. The newest series of aircraft in our fleet, the 737-800, will play the same role in meeting our objective of the reduction of fuel consumption and maintenance costs.

Increasing airport costs is another significant driver of our CASM increase this quarter. We incurred a rise in the average cost per turn of 31.2% for the three months ended March 31, 2005 compared to the same period one year ago. The increase in our cost is primarily a result of a 230% increase in frequency of flights into Toronto compared to the first quarter of 2004, one of the more expensive airports in our network. On average, we experienced a 6.2% weighted airport rate increase across our network over the same quarter in the previous year.

This quarter, we adjusted our accounting estimates for amortizing our 737-700 aircraft. We reduced the number of cycles expected to be flown on our 700-series aircraft based on an analysis of our actual utilization of these aircraft. We will continue to conduct annual reviews of our accounting estimates to ensure amortization estimates are appropriate and conservative.



Tim Kingston, First Officer and Alysha Robson, Flight Attendant

BALANCE SHEET FLEXIBILITY

We believe financial strength and flexibility in our balance sheet is a fundamental component of our long-term success. We began 2005 with a strong cash balance of $148.5 million and had increased that balance to $168.1 million by the end of the quarter. We completed the quarter with a working capital ratio of 0.7 to 1 compared to 0.6 to 1 at the beginning of the year and 1.1 to 1 in the same quarter in 2004.

Our long-term target is to finance our fleet through a mixture of debt, equity and operating leases. Our intention is to maintain a debt-to-equity ratio of no greater than 3 to 1 by managing our leverage through utilization of the mixture of different capital sources.

During each month of this quarter we financed the delivery of one new Boeing Next-Generation 737-700 aircraft through an eight-year US dollar operating lease.

With the addition of these three aircraft, we completed the quarter with 18 737-200 aircraft and 39 737-700 aircraft. Thirteen of our 737-700 aircraft are financed through operating leases and the remaining financed through Canadian dollar long-term debt guaranteed by the Export-Import Bank of the United States ("Ex-Im Bank").

Our best defence against rising fuel prices has been, and will continue to be, maintaining a competitively fuel-efficient fleet and matching the aircraft size to the demands of any given route.

Leasing these aircraft provides us with several advantages over owning. Leasing allows for 100% financing of an aircraft versus only 85% financing under Ex-Im Bank supported debt. In addition, leases can finance most incidental costs incurred in acquiring aircraft. These costs include delivery charges, interest charges on advance payments, sales taxes and installation costs. Such costs are not usually financed under traditional long-term debt financing.

Leasing also protects us against obsolescence and eliminates market risk associated with the book value of the aircraft. We will be able to maintain a modern fleet by acquiring new aircraft without taking on the burden of keeping or disposing of obsolete aircraft. Aircraft can be returned at the end of the lease without regard for its book value or the expense of disposal as the risk of

obsolescence and market value risk belong to the lessor.

In April, we accepted delivery of the first of five new 737-800 aircraft configured to carry up to 166 guests. These aircraft are also being financed through US dollar operating leases for a term of 10 years.

Although our operating leases are off-balance sheet, we include the present value of these obligations in assessing our debt-to-equity ratio. Our debt to equity ratio stood at 2.2 to 1 at the end of the quarter, including a present value of $343.8 million in off-balance sheet debt related to 14 operating leases. This compares to 1.8 to 1 at March 31, 2004 and 2.2 to 1 at December 31, 2004.

To ease the impact of foreign exchange movement on our aircraft purchases and US dollar aircraft leases, we enter into foreign exchange arrangements from time to time. We have entered into a contract to purchase US $2.5 million at a forward rate of 1.22 each month for 12 months commencing in March 2005 in order to hedge a portion of our committed dollar US dollar lease payments during the same period. Subsequent to the quarter end, we fixed the foreign exchange rate at 1.22 on US $109 million of future debt facilities for the purchase of four aircraft to be delivered between July and September 2005.

As at April 25, 2005, we had 127,341,150 common shares outstanding and 8,185,810 options outstanding.

2005 OUTLOOK

We look forward to the remaining three-quarters of the year and eagerly wait to embrace this more rational environment. The summer season is typically our busiest time of the year, and we are confident the initiatives we have launched, including live seatback satellite television, new 737-600s and 737-800s, and our first summer flying scheduled routes to American destinations, will yield favourable results.

April 26, 2005



Tessa Zaniecki, Business Analyst



WESTJET AIRLINES LTD.

Consolidated Balance Sheets

March 31, 2005, December 31, 2004 and March 31, 2004
(Stated in Thousands of Dollars)

	March 31 2005 (unaudited)	December 31 2004	March 31 2004 (unaudited)
Assets			
Current assets:			
Cash and cash equivalents	$ 168,106	$ 148,532	$ 242,350
Accounts receivable	24,213	12,814	16,897
Income taxes recoverable	12,069	2,854	5,378
Prepaid expenses and deposits	27,285	25,493	20,417
Inventory	4,386	5,382	4,718
	236,059	195,075	289,760
Property and equipment (note 1)	1,591,298	1,601,546	1,253,087
Other assets	83,190	80,733	66,987
	$ 1,910,547	$ 1,877,354	$ 1,609,834
Liabilities and Shareholders' Equity			
Current liabilities:			
Accounts payable and accrued liabilities	$ 98,490	$ 91,885	$ 74,703
Advance ticket sales	123,905	81,991	88,887
Non-refundable guest credits	26,562	26,704	20,982
Current portion of long-term debt (note 2)	96,457	97,305	68,798
Current portion of obligations under capital lease (note 6)	5,454	6,564	6,371
	350,868	304,449	259,741
Long-term debt (note 2)	882,577	905,631	678,532
Obligations under capital lease (note 6)	-	-	5,620
Long-term liabilities (note 3)	10,818	10,000	10,000
Future income tax	71,605	67,382	65,925
	1,315,868	1,287,462	1,019,818
Shareholders' equity:			
Share capital (note 5(a))	401,450	390,469	382,544
Contributed surplus (note 5(e))	25,377	21,977	12,346
Retained earnings	167,852	177,446	195,126
	594,679	589,892	590,016
Subsequent events (note 4)			
Commitments and contingencies (note 6)			
	$ 1,910,547	$ 1,877,354	$ 1,609,834

WESTJET AIRLINES LTD.

Consolidated Statements of Earnings (Loss) and Retained Earnings

For the periods ended March 31, 2005 and 2004 (Unaudited)
(Stated in Thousands of Dollars, Except Per Share Data)

Three Months Ended March 31	2005	2004
Revenues:		
Guest revenues	$ 223,811	$ 175,838
Charter and other	69,784	39,669
Interest income	1,006	1,212
	294,601	216,719
Expenses:		
Aircraft fuel	77,669	48,764
Airport operations	57,277	37,495
Flight operations and navigational charges	41,931	32,725
Amortization	25,525	18,182
Maintenance	20,749	18,345
Sales and marketing	19,905	15,104
General and administration	16,262	11,467
Interest expense	13,435	8,886
Inflight	12,994	9,693
Aircraft leasing	11,565	10,324
Customer service	6,903	5,274
	304,215	216,259
Earnings (loss) from operations	(9,614)	460
Non-operating (expense) income:		
Gain (loss) on foreign exchange	(541)	519
Gain on disposal of property and equipment	41	126
	(500)	645
Employee profit share (note 7)	-	(115)
Earnings (loss) before income taxes	(10,114)	990
Income tax (expense) recovery:		
Current	4,743	4,024
Future	(4,223)	(4,502)
	520	(478)

WESTJET AIRLINES LTD.

Consolidated Statements of Earnings (Loss) and Retained Earnings

For the periods ended March 31, 2005 and 2004 (Unaudited)
(Stated in Thousands of Dollars, Except Per Share Data)

Three Months Ended March 31	2005	2004
Net earnings (loss)	(9,594)	512
Retained earnings, beginning of period	177,446	204,731
Change in accounting policy (note 5(d))	-	(10,117)
Retained earnings, end of period	$ 167,852	$ 195,126
Earnings (loss) per share (note 5(c)):		
Basic	$ (0.08)	$ -
Diluted	$ (0.08)	$ -
Operating highlights:		
Available seat miles	2,630,180,625	2,007,542,603
Revenue passenger miles	1,934,680,989	1,361,650,765
Load factor	73.6%	67.8%
Revenue per passenger mile (cents)	15.2	15.9
Revenue per available seat mile (cents)	11.2	10.8
Cost per passenger mile (cents)	15.7	15.9
Cost per available seat mile (cents)	11.6	10.8
Fuel consumption (litres)	141,463,749	111,857,832
Fuel cost/litre (cents)	54.9	43.6
Segment guests	2,277,400	1,764,487
Average stage length	813	731
Number of full time equivalent employees at quarter end	4,157	3,418
Fleet size at quarter end	57	46

WESTJET AIRLINES LTD.

Consolidated Statements of Cash Flows

For the periods ended March 31, 2005 and 2004 (Unaudited)
(Stated in Thousands of Dollars)

Three Months Ended March 31	2005	2004
Cash flows from (used in):		
Operating activities:		
Net earnings (loss)	$ (9,594)	$ 512
Items not involving cash:		
Amortization	25,525	18,182
Amortization of long-term liabilities	(26)	-
Gain on disposal of property and equipment	(41)	(126)
Stock-based compensation expense	3,536	2,487
Issued from treasury stock	4,601	-
Future income tax expense	4,223	4,502
	28,224	25,557
Decrease in non-cash working capital	27,288	452
	55,512	26,009
Financing activities:		
Repayment of long-term debt	(23,902)	(15,033)
Increase in long-term debt	-	113,498
Decrease in obligations under capital lease	(1,431)	(1,584)
Increase in long-term liabilities	844	10,000
Increase in other assets	(3,285)	(7,773)
Share issuance costs	-	(2)
Issuance of common shares	6,244	6,207
	(21,530)	105,313
Investing activities:		
Aircraft additions	(141,370)	(125,372)
Aircraft disposals	135,218	-
Other property and equipment additions	(8,305)	(5,556)
Other property and equipment disposals	49	572
	(14,408)	(130,356)
Increase in cash	19,574	966
Cash, beginning of period	148,532	241,384
Cash, end of period	$ 168,106	$ 242,350

Cash interest and taxes paid during the three months ended March 31, 2005 were $13,705,000 (2004 - $8,311,000) and $4,472,000 (2004 - $11,174,000) respectively.

As at March 31, 2005 cash and cash equivalents include US $2,419,167 (December 31, 2004 - US $4,251,000, March 31, 2004 - US $2,468,000) of restricted cash.

WESTJET AIRLINES LTD.

Notes to Consolidated Financial Statements

For the periods ended March 31, 2005 and 2004 (Unaudited)
(Tabular Dollar Amounts are Stated in Thousands, Except Per Share Data)

The interim consolidated financial statements of WestJet Airlines Ltd. ("WestJet" or "the Corporation") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2004.

The Corporation's business is seasonal in nature, with the highest activity in the summer (third quarter) and the lowest activity in the winter (first quarter) due to the high number of leisure travellers and their preference to travel during the summer months.

1. Property and equipment:

March 31, 2005	Cost	Accumulated Depreciation	Net book value
Aircraft - 700 series	$ 1,305,576	$ 57,170	$ 1,248,406
Aircraft - 200 series	142,519	126,819	15,700
Ground property and equipment	117,581	38,688	78,893
Spare engines and parts - 700 series	54,406	5,583	48,823
Buildings	39,636	3,086	36,550
Aircraft under capital lease	31,601	27,900	3,701
Spare engines and parts - 200 series	22,978	16,663	6,315
Leasehold improvements	5,693	3,334	2,359
	1,719,990	279,243	1,440,747
Deposits on aircraft	135,103	-	135,103
Assets under construction	15,448	-	15,448
	$ 1,870,541	$ 279,243	$ 1,591,298

December 31, 2004	Cost	Accumulated Depreciation	Net book value
Aircraft - 700 series	$ 1,282,308	$ 46,180	$ 1,236,128
Aircraft - 200 series	142,657	121,182	21,475
Ground property and equipment	109,334	34,586	74,748
Spare engines and parts - 700 series	52,641	4,777	47,864
Buildings	39,636	2,840	36,796
Aircraft under capital lease	31,304	26,781	4,523
Spare engines and parts - 200 series	24,397	16,523	7,874
Leasehold improvements	5,655	3,104	2,551
	1,687,932	255,973	1,431,959
Deposits on aircraft	156,943	-	156,943
Assets under construction	12,644	-	12,644
	$ 1,857,519	$ 255,973	$ 1,601,546

WESTJET AIRLINES LTD.

For the periods ended March 31, 2005 and 2004 (Unaudited)
(Tabular Dollar Amounts are Stated in Thousands, Except Per Share Data)

1. Property and equipment (continued):

March 31, 2004	Cost	Accumulated Depreciation	Net book value
Aircraft - 700 series	$ 891,778	$ 23,130	$ 868,648
Aircraft - 200 series	144,805	68,450	76,355
Ground property and equipment	96,554	25,269	71,285
Spare engines and parts - 700 series	37,904	2,990	34,914
Buildings	39,397	2,098	37,299
Aircraft under capital lease	31,177	19,022	12,155
Spare engines and parts - 200 series	26,198	12,438	13,760
Leasehold improvements	5,220	2,557	2,663
	1,273,033	155,954	1,117,079
Deposits on aircraft	125,112	-	125,112
Assets under construction	10,896	-	10,896
	$ 1,409,041	$ 155,954	$ 1,253,087

2. Long-term debt:

	March 31 2005	December 31 2004	March 31 2004
$1,053,530,000 in 26 individual term loans, amortized on a straight-line basis over a 12-year term, repayable in quarterly principle instalments ranging from $768,000 to $955,000, including fixed rate weighted average interest at 5.48%, guaranteed by the Ex-Im Bank, secured by 26 737-700 series aircraft, and maturing in 2014 through 2016.	$ 932,725	$ 954,674	$ 698,530
$26,000,000 in two term loans, repayable in monthly instalments ranging from $106,000 to $156,000 including floating interest at the bank's prime rate plus 0.88% with an effective interest rate of 5.13% as at March 31, 2005, with varying maturities ranging between July 2008 and July 2013, secured by two Next-Generation flight simulators and cross collateralized by one 200-series aircraft.	21,168	21,684	23,237
$12,000,000 term loan repayable in monthly instalments of $108,000 including interest at 9.03%, maturing April 2011, secured by the Calgary hangar facility.	10,994	11,075	11,290
$22,073,000 in six individual term loans, repayable in monthly instalments ranging from $25,000 to $87,000 including fixed rate weighted average interest at 8.43% all maturing in October 2005, secured by three 200-series aircraft.	4,396	5,301	8,170
$4,550,000 term loan repayable in monthly instalments of $50,000, including floating interest at the bank's prime rate plus 0.50%, with an effective interest rate of 4.75% as at March 31, 2005, maturing April 2013, secured by the Calgary hangar facility.	3,795	3,899	4,226

WESTJET AIRLINES LTD.

For the periods ended March 31, 2005 and 2004 (Unaudited)
(Tabular Dollar Amounts are Stated in Thousands, Except Per Share Data)

2. Long-term debt (continued):

	March 31 2005	December 31 2004	March 31 2004
$6,939,000 in 11 individual term loans, amortized on a straight-line basis over a five year term, repayable in monthly principle instalments ranging from $29,000 to $33,000, including floating interest at the Canadian LIBOR rate plus 0.08%, with a weighted average effective interest rate of 2.78%, as at March 31,2005, maturing in 2009, guaranteed by the Ex-Im Bank and secured by certain 700-series aircraft.	$ 5,956	$ 6,303	$ 1,877
	$ 979,034	$ 1,002,936	$ 747,330
Less current portion	96,457	97,305	68,798
	$ 882,577	$ 905,631	$ 678,532

Future scheduled repayments of long-term debt are as follows:

2005	$ 73,420
2006	92,183
2007	92,353
2008	97,647
2009	91,051
2010 and thereafter	532,380
	$ 979,034

3. Long-term liabilities:

The Corporation has recorded $10,000,000 (December 31, 2004-$10,000,000, March 31, 2004 - $10,000,000) of unearned revenue related to the tri-branded credit card for future net retail sales. The unearned revenue will be drawn down commencing in May 2005 under this five year agreement.

Included in long-term liabilities at March 31, 2005 are net deferred gains of $817,800 (December 31, 2004 - $nil, March 31, 2004 - $nil). The net gain on the sale and leaseback of aircraft is deferred and amortized over the lease term with the amortization included in aircraft leasing.

4. Foreign exchange risk management:

At March 31,2005, the Corporation had US dollar cash and cash equivalents totaling US $36,013,000 (December 31, 2004 - US $37,924,000, March 31, 2004 - US $37,924,000).

The Corporation has entered into a contract to purchase US $2.5 million per month at a forward rate of 1.22 for the period from March 2005 to February 2006 to hedge a portion of the Corporation's committed US dollar lease payments during the same period. The estimated fair market value of the contract as at March 31, 2005 is a loss of CAD $437,000.

Subsequent to the quarter end, the Corporation entered into contracts to fix the foreign exchange rates at a weighted average rate of 1.22 on future debt facilities totalling US $109 million for the purchase of four aircraft during the period from July to September 2005.

WESTJET AIRLINES LTD.

For the periods ended March 31, 2005 and 2004 (Unaudited)
(Tabular Dollar Amounts are Stated in Thousands, Except Per Share Data)

5. Share capital:

(a) Issued:

	Three Months Ended March 31, 2005		12 Months Ended December 31, 2004		Three Months Ended March 31, 2004	
	Number	Amount	Number	Amount	Number	Amount
Common shares:						
Balance, beginning of period	125,497,407	$ 390,469	123,882,490	$ 376,081	123,882,490	$ 376,081
Exercise of options	850,186	1,644	1,611,721	13,949	660,032	6,207
Stock-based compensation expense	-	136	-	445	-	258
Issued from treasury	681,559	9,201	-	-	-	-
Issued on rounding of stock split		-	3,196	-		
Share issuance costs		-		(10)		(2)
Tax benefit of issue costs		-		4		-
Balance, end of period	127,029,152	$ 401,450	125,497,407	$ 390,469	124,542,522	$ 382,544

The Corporation has an Employee Share Purchase Plan ("ESPP") whereby the Corporation matches every dollar contributed by each employee. Under the terms of the ESPP the Corporation has the option to acquire common shares on behalf of employees through open market purchases or to issue new shares from treasury at the current market price. For the period January to March 2005, shares under the ESPP were issued from treasury at the current market price. For the three months ended March 31, 2005 $4,600,500 of common shares were issued from treasury (December 31, 2004 - $nil, March 31, 2004 - $nil) representing the Corporation's matching contribution from treasury for employee contributions, for which no cash was exchanged. Current market price for common shares issued from treasury is determined based on the weighted average trading price of the common shares on the Toronto Stock Exchange for the five trading days preceding the issuance.

(b) Stock option plan:

Changes in the number of options, with their weighted average exercise prices, are summarized below:

	Three Months Ended March 31, 2005		12 Months Ended December 31, 2004		Three Months Ended March 31, 2004	
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
Stock options outstanding, beginning of period	10,682,082	$ 12.37	9,809,753	$ 10.78	9,809,753	$ 10.78
Granted	207,681	12.07	2,927,875	15.73	-	-
Exercised	(2,432,995)	9.79	(1,959,002)	9.42	(660,032)	9.41
Cancelled	(29,857)	14.56	(96,544)	12.83	(42,963)	11.81
Stock options outstanding, end of period	8,426,911	13.09	10,682,082	12.37	9,106,758	10.87
Exercisable, end of period	2,287,477	12.06	4,694,357	10.88	868,044	9.07

WESTJET AIRLINES LTD.

For the periods ended March 31, 2005 and 2004 (Unaudited)
(Tabular Dollar Amounts are Stated in Thousands, Except Per Share Data)

5. Share capital (continued):

Under the terms of the Corporation's stock option plans, a cashless settlement alternative is available whereby option holders can either (a) elect to receive shares by delivering cash to the Corporation in the amount of the options or (b) elect to receive a number of shares equivalent to the market value of the options over the exercise price. For the three months ended March 31, 2005, option holders exercised 2,259,932 (12 months ended December 31, 2004 - 449,635, three months ended March 31, 2004 - nil) options on a cashless settlement basis and received 677,123 (12 months ended December 31, 2004 - 102,354, three months ended March 31, 2004 - nil) shares.

(c) Per share amounts:

The following table summarizes the common shares used in calculating net earnings (loss) per common share:

Three Months Ended March 31	2005	2004
Weighted average number of common shares outstanding - basic	125,853,313	124,274,411
Effect of dilutive employee stock options	-	3,004,198
Weighted average number of common shares outstanding - diluted	125,853,313	127,278,609

For the three months ended March 31, 2005, a total of 8,426,911 options were not included in the calculation of dilutive potential common shares as the result would be anti-dilutive.

(d) Stock-based compensation:

On January 1, 2004 the Corporation changed its accounting policy related to stock options granted on or after January 1, 2002. Under the new policy, the Corporation determines the fair value of stock options on their grant date and records this amount as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. The Corporation has retroactively adopted changes without restatement of prior periods on January 1, 2004 which resulted in retained earnings decreasing by $10.1 million and an offsetting entry to contributed surplus.

As new options are granted, the fair value of these options will be expensed over the vesting period, with an offsetting entry to contributed surplus. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Upon the exercise of stock options, consideration received together with amounts previously recorded in contributed surplus is recorded as an increase in share capital.

Employee compensation expense included in flight operations and general and administration expenses totalled $3,536,000 (2004 - $2,487,000) for the three months ended March 31, 2005 related to the vesting of the outstanding stock options issued on or after January 1, 2002 to officers and certain employees of the Corporation.

The fair market value of options granted during the three months ended March 31, 2005 and the weighted average assumptions used in their determination are as follows:

Weighted average fair market value per option	$ 4.09
Average risk-free interest rate	3.60%
Average volatility	40%
Expected life (years)	3.5
Dividends per share	$ 0.00

During the three months ended March 31, 2004 no stock options were granted.

WESTJET AIRLINES LTD.

Notes to Consolidated Financial Statements

For the periods ended March 31, 2005 and 2004 (Unaudited)
(Tabular Dollar Amounts are Stated in Thousands, Except Per Share Data)

5. Share capital (continued):

(e) Contributed surplus:

Changes to contributed surplus were as follows:

	Three Months Ended March 31, 2005	12 Months Ended December 31, 2004	Three Months Ended March 31, 2004
Balance, beginning of year	$ 21,977	$ -	$ -
Stock-based compensation - adoption	-	10,117	10,117
Stock-based compensation expense	3,536	12,305	2,487
Stock options exercised	(136)	(445)	(258)
Balance, end of period	$ 25,377	$ 21,977	$ 12,346

6. Commitments and contingencies:

(a) Commitments:

The Corporation has entered into operating leases and agreements for aircraft, buildings, computer hardware and software licenses, satellite programming, and capital leases relating to aircraft. The obligations are as follows:

	Capital Leases	Operating Leases
2005	$ 4,131	$ 68,622
2006	1,531	88,864
2007	-	86,455
2008	-	86,000
2009	-	83,902
2010 and thereafter	-	421,144
Total lease payments	5,662	$ 834,987
Less imputed interest at 7.90%	(208)	
Net minimum lease payments	5,454	
Less current portion of obligations under capital lease	(5,454)	
Obligations under capital lease	$ -	

The Corporation's capital leases are denominated in US dollars. The obligations in US dollars are 2005 - $3,400,000, 2006 - $1,260,000.

Included in operating leases are US dollar operating leases primarily related to aircraft. The obligations of these operating leases in US dollars are 2005 - $48,492,000, 2006 - $67,682,000, 2007 - $67,119,000, 2008 - $67,119,000, 2009 - $67,119,000, 2010 and thereafter - $331,273,000.

As at March 31, 2005 the Corporation has committed to purchase eight 737-600s and five 737-700s Next Generation aircraft for delivery between 2005 and 2006. The Corporation has entered into arrangements to lease five 737-800 aircraft to be delivered during April to June 2005 for a term of 10 years in US dollars with an independent third party. Subsequent to the quarter-end, the Corporation converted purchase options into firm deliveries in 2006 for three Boeing 737-600 aircraft, which have been reflected in the following note.

WESTJET AIRLINES LTD.

Notes to Consolidated Financial Statements

For the periods ended March 31, 2005 and 2004 (Unaudited)
(Tabular Dollar Amounts are Stated in Thousands, Except Per Share Data)

6. Commitments and contingencies (continued):

The remaining estimated amounts to be paid in deposits and purchase prices in US dollars relating to the purchases of the remaining aircraft, live satellite television systems and winglets are as follows:

2005	$ 233,544
2006	256,277
	$ 489,821

(b) Contingencies:

An Amended Fresh as Amended Statement of Claim was filed by Air Canada and ZIP Air Inc. in the Ontario Superior Court on March 11, 2005 against the Corporation, two officers, two employees, two former officers, and one former employee (the "Defendants"). The principal allegations are that the Defendants unlawfully obtained confidential flight load and load factor information from Air Canada's employee travel website and, as a result, the Plaintiffs have suffered damages and the Defendants have benefited from having access to the alleged confidential information. The Plaintiffs are seeking damages, aggregating $220 million, but the Plaintiffs have provided no details or evidence to substantiate their damages claim.

A Statement of Claim was also filed by Jetsgo Corporation in the Ontario Superior Court on October 15, 2004 against the Corporation, an officer, and a former officer (the "defendants"). The principal allegations are that the defendants conspired together to unlawfully obtain Jetsgo's proprietary information and to use this proprietary information to harm Jetsgo and benefit WestJet. The Plaintiff is seeking damages, in an amount to be determined plus $50 million, but the Plaintiff has provided no details or evidence to substantiate its claim.

Based on the results to date of (i) an internal investigation, (ii) advice from independent industry experts, and (iii) cross-examinations of witnesses in the Air Canada proceedings, management believes the amounts claimed are substantially without merit. The amount of loss, if any, to the Corporation as a result of these two claims cannot be reasonably estimated. The defense and investigation of these claims are continuing.

The Corporation is party to other legal proceedings and claims that arise during the ordinary course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material effect upon the Corporation's financial position, results of operations or cash flows.

7. Employee profit share provision:

The provision for employee profit share is estimated based on actual year-to-date earnings results. The actual employee profit share amount is to be determined by the Board of Directors based on audited financial results at the completion of the financial year.

8. Comparative figures:

Certain prior period balances have been reclassified to conform to current period's presentation.



WESTJET

WESTJET HEAD OFFICE: 5055 - 11 St. NE, Calgary, Alberta, Canada T2E 8N4
Phone: Toll-free 1-888-293-7853, Calgary (403) 444-2600 Fax (403) 444-2301

WESTJET

BUILDING A BETTER AIRLINE



RECEIVED
2006 MAY -1 A 8:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



Q2



SECOND QUARTER REPORT 2005

SECOND

CORPORATE PROFILE

WestJet Airlines Ltd. is Canada's leading low-cost airline, and is based in Calgary, Alberta. In the second quarter of 2005, WestJet employed 4,998 people and carried 2.2 million guests to the Canadian destinations of Victoria, Comox, Vancouver, Abbotsford/Fraser Valley, Prince George, Kelowna, Grande Prairie, Calgary, Edmonton, Fort McMurray, Saskatoon, Regina, Winnipeg, Thunder Bay, Windsor, London, Hamilton, Toronto, Ottawa, Montréal, Moncton, Halifax, Charlottetown, Gander and St. John's, and the American destinations of San Francisco, Los Angeles, San Diego, Palm Springs, Phoenix, Tampa, Orlando, Fort Lauderdale and New York. As at June 30, 2005, WestJet's fleet consisted of 60 Boeing 737 aircraft. WestJet is publicly traded on the Toronto Stock Exchange under the symbol WJA.

BOARD OF DIRECTORS

Clive J. Beddoe
Executive Chairman, President and CEO, WestJet Airlines Ltd.

Thomas (Tim) Morgan
Executive Vice-President, Operations, WestJet Airlines Ltd.

James Homeniuk
Aircraft Maintenance Engineer and P.A.C.T. Representative, WestJet

Ron Greene
Lead Director
President, Tortuga Investment Corp.

Wilmot Matthews
President, Marjad Inc.

Murph N. Hannon
President, Murcon Development Ltd.

Allan Jackson
President and CEO, Arci Ltd.
President and CEO, Jackson Enterprises Inc.

Donald A. MacDonald
President, Sanjel Corporation

Larry Pollock
President and Chief Executive Officer, Canadian Western Bank and Canadian Western Trust

WESTJET EXECUTIVE TEAM

Clive J. Beddoe
Executive Chairman, President and Chief Executive Officer

Donald Bell
Executive Vice-President, Guest Service

Alexander (Sandy) J. Campbell, FCGA
Executive Vice-President, Finance and Chief Financial Officer

Sean Durfy
Executive Vice-President, Marketing and Sales

Tim Morgan
Executive Vice-President, Operations

Fred Ring
Executive Vice-President, People

D QUARTER

Contents





EXECUTIVE OFFICERS

Clive J. Beddoe
Executive Chairman, President and Chief Executive Officer

Sandy Campbell
Executive Vice-President, Finance and Chief Financial Officer

Tim Morgan
Executive Vice-President, Operations

Donald Bell
Executive Vice-President, Guest Service

Sean Durfy
Executive Vice-President, Marketing and Sales

Fred Ring
Executive Vice-President, People

Transfer Agent and Registrar:
CIBC Mellon Trust Company
Toll Free Phone Number
in North America: 1-800-387-0825
Outside North America: 416-643-5500
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com

Auditors:
KPMG LLP, Calgary, AB

Legal Counsel:
Burnet, Duckworth and Palmer LLP, Calgary, AB

Stock Exchange Listing:
WestJet is publicly traded on the Toronto Stock Exchange under the symbol WJA.

Investor Relations Contact Information:
Telephone: 1-877-493-7853 or 444-2252 in Calgary
E-mail: investor_relations@westjet.com





President's Message

We are extremely pleased to have returned to profitability with the announcement of our second quarter results with net earnings of $2.3 million, compared to net earnings of $7.5 million achieved in the same period in 2004. In the first six months of 2005, we reported a net loss of $7.3 million as compared to net earnings of $8.0 million during the first six months of 2004.

Operating revenue increased this quarter by 26.9% to $326.4 million from $257.3 million in the quarter ended June 30, 2004. Year to date, operating revenue grew 31.0% to $621.0 million from $474.0 million during the same period in 2004.



to Shareholders

We recorded diluted earnings per share of two cents for April to June 2005, compared with diluted earnings per share of six cents for the second quarter of 2004. Year to date, we reported a diluted loss per share of six cents, compared with diluted earnings per share of six cents during the same period last year. As at June 30, 2005, the number of common shares outstanding was 128,255,922 compared to 125,409,291 on June 30, 2004.

We grew our capacity this quarter, measured in available seat miles (ASMs), by 23.3% to 2.5 billion from 2.1 billion in the same quarter last year. Year to date, ASMs increased 27.1% to 5.2 billion from 4.1 billion in the same period last year. Revenue passenger miles (RPMs) increased 29.6% to 1.8 billion this quarter from 1.4 billion in the second quarter of 2004. For the first six months of 2005, RPMs increased to 3.7 billion from 2.7 billion, up 35.8% from the same period in 2004. Our load factor for the quarter was 71.0%, compared with 67.5% in the same period in 2004. Year-to-date, our load factor was 72.3%, compared with 67.7% during the first half of last year.

We performed exceptionally well at containing our costs this period as our



team improved efficiencies and realized unit-cost reductions in virtually every facet of our controllable costs. We are disappointed, however, that the heavily discounted fares sold during the highly competitive first quarter eroded yield in this period. Had it not been for the near half a million seats sold at greatly reduced rates in the first quarter for travel during the second quarter, we would have realized an increase of approximately $20 million in pre-tax revenues during this period.

In addition to the unprecedented number of seat sales offered with extremely low fares during the first quarter, we also faced record high fuel prices in the second quarter. On an ASM basis, our fuel expense was 29.0% higher in the second quarter of 2005 versus the second quarter of 2004. To combat this uncontrollable cost, we have finalized a plan to accelerate the replacement of our less efficient 737-200 fleet with new cost-effective Boeing Next-Generation 737 aircraft. This shift to a more fuel-efficient fleet, which will be completed by the end of the first quarter of 2006, will help offset the current high price of fuel while providing a more homogeneous, comfortable and reliable fleet for our guests. The impact of this cost was also mitigated somewhat by our increasing stage length, which increased 10.6% to 792 miles this quarter from 716 miles in the second quarter of 2004.

Our costs per ASM increased during the second quarter to 12.6 cents from 11.9 cents in the same period of 2004. This increase was entirely due to the increase in the price of fuel of 0.70 cents per ASM. During the first half of the year, our costs per ASM increased from 11.3 cents in 2004 to 12.1 cents this year. Yield (revenue per revenue passenger mile) for the quarter was 18.2 cents compared to 18.5 cents in the second quarter of 2004.

Our ability to generate revenue improved in the second quarter over the first quarter as the competitive environment allowed us to price our product more in accordance with our costs. However, any increase in fares must be balanced against the potential that these increases can discourage air travel.

With our ability to increase fares, growing market acceptance in Eastern Canada and an increasingly efficient fleet, we are in a particularly strong position as we enter the third quarter. It should, however, be recognized that in the second quarter a large portion of the $172 million of advanced ticket sales were sold in a $50 US per barrel fuel environment and that we will likely be flying these guests in a $60 US fuel environment.

We continue to be the lowest-cost airline in the Canadian environment, operate one of the newest fleets in the world and have an incredibly cohesive team of dedicated people that are determined to drive revenue, lower costs and provide a superb guest experience.

On behalf of the Board,

Clive Beddoe
Executive Chairman, President and
Chief Executive Officer
WestJet Airlines Ltd.
July 2005







Paul Ysselmuiden, Chief Pilot, Line Operations

2005 Management's Discussion and Analysis

FORWARD-LOOKING INFORMATION

Certain information set forth in this document, including management's assessment of WestJet's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond WestJet's control, these include the impact of general economic conditions, changing domestic and international industry conditions, volatility of fuel prices, terrorism, currency fluctuations, interest rates, competition from other industry participants (including new entrants, and generally as to capacity fluctuations and pricing environment), labour matters, government regulation, stock market volatility and the ability to access sufficient capital from internal and external sources. Readers are cautioned that management's expectations, estimates, projections and assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. WestJet's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements or if any of them do so, the benefits that WestJet will derive there from.

Additional information relating to WestJet, including annual information forms and financial statements, is located on SEDAR at www.sedar.com.

To supplement its consolidated financial statements presented in accordance with Canadian generally accepted accounting principles (GAAP), the company uses various non-GAAP performance measures, including cost per available seat mile (CASM), revenue per available seat mile (RASM) and revenue per revenue passenger mile (yield). These measures are provided to enhance the user's overall understanding of WestJet's current financial performance and are included to provide investors and management with an alternative method for assessing the company's operating results in a manner that is focused on the performance of the company's ongoing operations and to provide a more consistent basis for comparison between quarters. These measures are not in accordance with or an alternative for GAAP and may be different from measures used by other companies.

HIGHLIGHTS

The second quarter of 2005 marks our return to profitability despite the challenges of record-high fuel prices and the lingering effect of the nearly half a million seats sold during the first quarter at extremely low prices for travel in the second quarter. The commitment of our people, a return to reasonable pricing practices in the industry and our continuous focus on cost reductions resulted in a successful period for our airline in the second quarter, and has set the stage for the future.

We continue to build on our plan for future success through initiatives such as the completion of the installation of live satellite television on all of our 700-series aircraft and the ongoing renewal of our fleet, which saw the addition of our first five 800-series aircraft and the disposal of two of our 200-series aircraft this period. The remainder of the 200-series aircraft will be disposed of over the course of the next three quarters in accordance with our revised fleet plan.

Our 800-series aircraft are completely financed though US dollar operating leases for terms of 10 years through a series of sale and leaseback transactions. The net gain on these sales is deferred and amortized over the lease term and the amortization is included in our aircraft leasing costs. The 800s are expected to boost our operating efficiencies as they have been configured to carry 166 guests and will decrease our fuel and maintenance expenditures. These Next-Generation 737-800 aircraft are more fuel efficient than our 200-series aircraft and are ideal

Quarterly unaudited financial information (in millions except per share data)

	June 30, 2005	Mar. 31, 2005	Dec. 31, 2004	Sept. 30, 2004
Total revenues	$ 326	$ 295	$ 274	$ 310
Net earnings (loss)	$ 2	$ (10)	$ (46)	$ 21
Basic earnings (loss) per share (cents)	1.8	(7.6)	(36.9)	16.8
Diluted earnings (loss) per share (cents)	1.8	(7.6)	(36.7)	16.7

	June 30, 2004	Mar. 31, 2004	Dec. 31, 2003	Sept. 30, 2003
Total revenues	$ 257	$ 217	$ 230	$ 255
Net earnings	$ 7	$ 1	$ 13	$ 32
Basic earnings per share (cents)	6.0	0.4	10.4	28.4
Diluted earnings per share (cents)	5.9	0.4	10.1	27.8

for use on our longer-haul routes, further reducing our costs per available seat mile. This fall, we will be retrofitting the 800s with live seatback satellite television and will be adding pay-per-view movies on all aircraft outfitted with this product through the fall.

During this period, we renewed our charter agreement with Transat A.T. Inc. through to October 2007, building on the success of an earlier two-year agreement. This partnership continues to be beneficial to both organizations as well as the travelling public, who can fly onboard WestJet aircraft operated by WestJet crews to more than 25 sun destinations in the United States, Mexico and the Caribbean. We also expanded our domestic network with the commencement of seasonal scheduled service to Charlottetown, Prince Edward Island, our newest Canadian destination. WestJet now provides scheduled service across all 10 provinces, further cementing our place as Canada's national low-fare airline. We continued to expand our transborder operations with the commencement of service to San Diego, California in June, as well as the announcement of two new destinations, Las Vegas, Nevada and Fort Meyers, Florida, to which we will commence service during the fourth quarter.

In addition to adding destinations and improving our product with features such as live seatback television, we also look for other innovative ways to build on our success. During the quarter, we executed a number of agreements with many of Canada's small, medium and large corporations to make WestJet their preferred airline for business travel. As well, the popularity of our BMO Mosaik®, AIRMILES®*, MasterCard® program, launched in May of 2004, is continuing to grow. We receive a fee for each newly activated credit card at the silver and gold level, as well as a percentage of net retail sales purchased with the card.

OPERATIONAL GROWTH

The airline industry is seasonal in nature, with the first and fourth quarters traditionally being the weakest, the second quarter gaining strength as the summer season arrives and the third quarter being the strongest in terms of demand and revenue generation. In this quarter, our guest revenues increased 23.2% to $287.5 million versus $233.3 million for the same period one year ago. Our load factor also increased this quarter to 71.0% from 67.5% in the second quarter



Kim McElgunn, Pass Bureau Coordinator

of 2004; however, our revenue per passenger mile dropped by 1.6% year over year from 18.5 cents to 18.2 cents, which is attributable to the nearly half a million seats sold as advance ticket sales that remained in our system prior to the industry's return to economically sensible fares. In spite of this decline, this is a considerable improvement over the first quarter, which saw our yields decrease by 4.4% over the same quarter in the previous year. Based on the reasonable pricing levels during the second quarter, we are optimistic that our third quarter results will reflect the more rational environment that exists in the Canadian airline industry.

®Registered trademark of Bank of Montreal. Bank of Montreal is a licensed user of the trademarks and design of MasterCard International Inc.

®*Trademark of AIRMILES International Trading BV used under license by Loyalty Management Group Canada Inc. and WestJet.

COST PER AVAILABLE SEAT MILE (CENTS):

	Three Months Ended June 30		% Change over	Six Months Ended June 30		% Change over
	2005	2004	2004	2005	2004	2004
Aircraft fuel	3.21	2.49	(28.9)	3.08	2.46	(25.2)
Airport operations	2.02	1.98	(2.0)	2.10	1.92	(9.4)
Flight operations and navigational charges	1.75	1.72	(1.7)	1.67	1.67	0.0
Sales and marketing	1.29	1.31	1.5	1.02	1.04	1.9
Amortization	1.04	0.91	(14.3)	1.00	0.91	(9.9)
Maintenance	0.75	0.94	20.2	0.77	0.92	16.3
General and administration	0.70	0.77	9.1	0.66	0.67	1.5
Aircraft leasing	0.61	0.52	(17.3)	0.52	0.52	0.0
Interest expense	0.53	0.51	(3.9)	0.52	0.48	(8.3)
Inflight	0.50	0.50	0.0	0.50	0.49	(2.0)
Customer service	0.22	0.23	4.3	0.24	0.25	4.0
Total	**12.62**	**11.88**	**(6.2)**	**12.08**	**11.33**	**(6.6)**

Our increase in charter and other revenue is once again impressive on a year-over-year basis with gross revenues climbing 68.5% to $37.6 million, an increase of $15.3 million. We continue to capitalize on the utilization of our aircraft during our off-peak travel periods by deploying our aircraft to sun destinations through our charter arrangements. This strategy increases revenues in what is traditionally a weaker period for the industry while simultaneously providing both new and returning guests the ability to experience the WestJet brand of customer service in destinations not serviced by our normal schedule. The strong Canadian dollar also prompted more Canadians to travel outside the country during this quarter than during the same time one year ago.

CHALLENGING TIMES

During the quarter, our available seat miles increased 23.3% while our costs per available seat mile increased 6.2%. We are once again experiencing the effects of extremely high jet fuel prices on a per seat mile basis, which grew by almost 29% from the same time a year ago and just over 59% since the second quarter of 2003. We also saw increases in our airport operations costs where we continue to face mounting terminal, landing and other fees. During the quarter, these various fees rose an additional 6.0% as compared to the second quarter of 2004, while the cost per departure rose by 12.8% and the weighted average cost for ground handling also rose by 13.7%.

The pressure of increasing direct costs has had less of an impact on our operations than might otherwise be expected, in large part due to the efforts of WestJetters to reduce costs and drive revenue in virtually every area of our business. As well, our decision to replace our older aircraft with Next-Generation aircraft has led to a continued decline in our maintenance costs. This quarter, we retired two 200-series aircraft and removed an additional six from revenue service in preparation for disposal. All of our 200s will be replaced with Next-Generation 737 aircraft by the end of March 2006.

COSTS

Subsequent to quarter-end, we announced details of an agreement with Apollo Aviation Group for the sale of the eleven 737-200 aircraft remaining in our fleet at quarter end. The agreement also sees Apollo acquire our inventory of related spare parts, engines and the 737-200 flight simulator. The average age of our fleet and our cost of maintenance continues to decline as we take delivery of more new aircraft and retire older aircraft. These new aircraft and their components are covered by warranty, which also contributes to our declining costs. The new aircraft are at a stage in their lifecycle in which they require far less maintenance; those maintenance costs per hour being approximately 80% less than for the 200-series aircraft.

Our increasing stage length, which grew by 76 miles from the second quarter of 2004 to 792 miles this quarter, lowered our costs by approximately 5% on an available seat mile basis as our fixed costs are spread over longer average flights. Had our stage length remained constant, we would have expected to see an increase in our cost per available seat mile of 11.1% rather than the 6.2% we actually achieved. The difference is primarily attributable to uncontrollable costs such as fuel, airport fee increases and navigational charges, as well as stock option expenses and increases to professional fees. These costs were partially offset by the savings we achieved in maintenance and our other general and administrative expenses.

The average WTI price for fuel increased 38.3% from $38.36 US in the second quarter of 2004 to $53.04 US in the second quarter of 2005. On a stage-length-adjusted basis, however, we experienced a fuel-cost increase of 35.4%, with the resulting 2.9% savings attributable to the addition of fuel-saving winglets on our Next-Generation aircraft. Had fuel prices remained at 2004 levels, our operating costs would have dropped by $21.1 million in the quarter and $37 million for the six months ended June 30. On June 23, in order to recover a portion of our costs, we integrated a temporary fuel surcharge into our base fares for all domestic travel that ranged from $8 to $15 based on trip length. Year to date, the WTI price of oil per barrel, which correlates very closely to the price of jet fuel, has risen by $28.83 US. Only a very small portion of that increase has been recovered through the fuel surcharge.



Jim Manuel, Customer Care Specialist

Our aircraft leasing costs have risen both in absolute dollars as well as on a cost per available seat mile basis due to the addition of eight operating leases over the second quarter of last year. Five of the eight pertain to the 800-series aircraft and the remaining three are for 737-700s.The lease periods are over a period of 10 years and eight years respectively, payable in US funds. At June 30, 2005 the composition of our aircraft financed through leasing was as follows: thirteen 737-700s, five 737-800s and five 737-200s for a total of 23 leased aircraft.

BALANCE SHEET

We finished the quarter with a healthy cash position of $240.9 million and a working capital ratio of 0.8 to 1 compared to 1.0 to 1 in the same quarter of 2004. Our debt-to-equity ratio, which includes $527.7 million of off-balance sheet financing in the form of operating leases at present value, was 2.4 to 1. Despite the additional debt we are incurring, we are careful to maintain our self-imposed targeted debt-to-equity ratio of no greater than 3 to 1. We feel that this provides us with flexibility to grow our company in accordance with our strategic plan, while at the same time minimizing shareholder risk. As at July 22, 2005, we had 128,380,791 common shares outstanding and 11,572,214 options outstanding.



Donna Quon and Rhonda Beers, Team Leaders, Talent Management

As sound fiscal policies are imperative to the long-term success of our company, we look for ways to manage and build our cash reserves including issuing shares from the treasury for the company's share of the employee share purchase plan, thereby eliminating the need for a cash outlay of $5.6 million this quarter. This is also achieved by entering into agreements that will provide sources of ancillary revenue, such as the one our BMO Mosaik®, AIRMILES®*, MasterCard® provides. In May 2004, we recorded a long-term liability with respect to the unearned portion of revenue from future transactions on this card in the amount of $10 million, of which we were able to recognize $1.7 million during this quarter.

When acquiring aircraft, we have the option of using debt, equity and/or leasing alternatives. Each financing avenue offers advantages, and it is only through careful analysis of many factors that a determination can be made on the ideal way to grow our fleet. These factors would include funding availability, financing costs, tax implications, fleet flexibility, current and future requirements, and estimates on the useful life of an aircraft. During the quarter, we did not take on any additional financing supported by loan guarantees through the Export-Import Bank of the United States, but we did increase our obligations through capital leasing by $1 million for ground services equipment. We repaid a total of $25.4 million in the second quarter on our long-term debt and capital leasing obligations, and incurred interest expenses of $13.4 million in the same time period. Year to date, we have repaid a total of $50.7 million on these obligations and paid a total of $26.8 million in interest charges.

During the period, we placed pre-delivery deposits totalling $28.4 million on future aircraft deliveries and expended an



Keith Wakefield, First Officer

additional $221.3 million on aircraft and aircraft parts net of refunded deposits. We executed a series of sales and lease-back transactions with the net gain of $7.7 million from these transactions being deferred and amortized over the terms of the operating leases.

We recognized $991,000 in current tax expense and an additional $3.7 million for future taxes during the quarter. Our effective tax rate differs from the actual statutory tax rate primarily due to non-deductible permanent differences such as stock-based compensation expense. Included in our current tax recovery is $2.9 million of large corporations' tax and provincial capital taxes that are not impacted directly by changes in net income.

FOREIGN EXCHANGE RISK MANAGEMENT

At June 30, 2005, we had US dollar cash and cash equivalents totalling $33,928,000 US (June 30, 2004 - $35,472,000 US). We have entered into contracts to fix the foreign exchange rates at a weighted average rate of 1.22 on future debt facilities totalling $109 million US for the purchase of four aircraft during the period from July to September 2005. The total estimated fair value of the contracts at June 30, 2005 is a gain of $57,000 CAD. We have also entered into a contract to purchase $2.5 million US per month at a forward rate of 1.22 for the payment period from March 2005 to February 2006 to hedge a portion of our committed US-dollar lease payments during the same period. The estimated fair market value of the contract as of June 30, 2005 is a loss of $9,500 CAD.

THE FUTURE

We completed this quarter on a positive note, ready to embrace the last half of the year and all that it brings. We have clearly demonstrated our resilience through the many and varied challenges we have faced in our nine-year history to become the airline of choice in Canada. We will continue to improve on our already exceptional customer service and provide our guests with an experience that is second to none.

– July 27, 2005



Wendell Krahn, Intermediate Accountant

WESTJET AIRLINES LTD.

Consolidated Balance Sheets

For the periods ended June 30, 2005, December 31, 2004 and June 30, 2004
(Stated in Thousands of Dollars)

	June 30 2005 (unaudited)	December 31 2004	June 30 2004 (unaudited)
Assets			
Current assets:			
Cash and cash equivalents	$ 240,880	$ 148,532	$ 263,899
Accounts receivable	17,620	12,814	14,826
Income taxes recoverable	11,541	2,854	6,923
Assets held for sale (note 1)	4,268	-	-
Prepaid expenses and deposits	29,675	25,493	20,992
Inventory	4,782	5,382	5,354
	308,766	195,075	311,994
Property and equipment (note 1)	1,568,188	1,601,546	1,432,746
Other assets	82,046	80,733	75,017
	$ 1,959,000	$ 1,877,354	$ 1,819,757
Liabilities and Shareholders' Equity			
Current liabilities:			
Accounts payable and accrued liabilities	$ 93,410	$ 91,885	$ 81,446
Advance ticket sales	172,397	81,991	129,430
Non-refundable guest credits	26,649	26,704	22,145
Current portion of long-term debt (note 2)	95,572	97,305	81,764
Current portion of obligations under capital lease (note 6(b))	4,242	6,564	6,217
	392,270	304,449	321,002
Long-term debt (note 2)	859,535	905,631	802,225
Obligations under capital lease (note 6(b))	861	-	4,448
Long-term liabilities (note 3)	16,624	10,000	10,000
Future income tax	75,342	67,382	74,036
	1,344,632	1,287,462	1,211,711
Shareholders' equity:			
Share capital (note 5(a))	414,542	390,469	390,206
Contributed surplus (note 5(e))	29,676	21,977	15,248
Retained earnings	170,150	177,446	202,592
	614,368	589,892	608,046
Commitments and contingencies (note 6)			
	$ 1,959,000	$ 1,877,354	$ 1,819,757

WESTJET AIRLINES LTD.

Consolidated Statements of Earnings (Loss) and Retained Earnings

For the periods ended June 30, 2005 and 2004 (Unaudited)
(Stated in Thousands of Dollars, Except Per Share Data)

	Three Months Ended June 30		Six Months Ended June 30	
	2005	2004	2005	2004
Revenues:				
Guest revenues	$ 287,490	$ 233,267	$ 511,301	$ 409,105
Charter and other	37,644	22,346	107,428	62,015
Interest income	1,285	1,651	2,291	2,863
	326,419	257,264	621,020	473,983
Expenses:				
Aircraft fuel	81,358	51,167	159,027	99,931
Airport operations	51,141	40,655	108,418	78,150
Flight operations and navigational charges	44,418	35,307	86,349	68,032
Sales and marketing	32,686	27,033	52,591	42,137
Amortization	26,351	18,690	51,876	36,872
Maintenance	18,883	19,228	39,632	37,573
General and administration	17,775	15,809	34,037	27,276
Aircraft leasing	15,449	10,727	27,014	21,051
Interest expense	13,378	10,468	26,813	19,354
Inflight	12,717	10,290	25,711	19,983
Customer service	5,704	4,876	12,607	10,150
	319,860	244,250	624,075	460,509
Earnings (loss) from operations	6,559	13,014	(3,055)	13,474
Non-operating income (expense):				
Gain (loss) on foreign exchange	436	1,512	(105)	2,031
Gain (loss) on disposal of property and equipment	42	(181)	83	(55)
	478	1,331	(22)	1,976
Employee profit share (note 7)	–	(1,589)	–	(1,704)
Earnings (loss) before income taxes	7,037	12,756	(3,077)	13,746
Income tax (expense) recovery:				
Current	(991)	2,821	3,752	6,845
Future	(3,748)	(8,111)	(7,971)	(12,613)
	(4,739)	(5,290)	(4,219)	(5,768)

WESTJET AIRLINES LTD.

Consolidated Statements of Earnings (Loss) and Retained Earnings

For the periods ended June 30, 2005 and 2004 (Unaudited)
(Stated in Thousands of Dollars, Except Per Share Data)

	Three Months Ended June 30		Six Months Ended June 30	
	2005	2004	2005	2004
Net earnings (loss)	2,298	7,466	(7,296)	7,978
Retained earnings, beginning of period	167,852	195,126	177,446	204,731
Change in accounting policy (note 5(d))	–	–	–	(10,117)
Retained earnings, end of period	$ 170,150	$ 202,592	$ 170,150	$ 202,592
Earnings (loss) per share (note 5(c)):				
Basic	$ 0.02	$ 0.06	$ (0.06)	$ 0.06
Diluted	$ 0.02	$ 0.06	$ (0.06)	$ 0.06
Operating highlights:				
Available seat miles	2,533,992,650	2,055,706,390	5,164,173,275	4,063,248,993
Revenue passenger miles	1,798,293,275	1,388,093,490	3,732,974,264	2,749,744,255
Load factor	71.0%	67.5%	72.3%	67.7%
Revenue per passenger mile (cents)	18.2	18.5	16.6	17.2
Revenue per available seat mile (cents)	12.9	12.5	12.0	11.7
Cost per passenger mile (cents)	17.8	17.6	16.7	16.7
Cost per available seat mile (cents)	12.6	11.9	12.1	11.3
Fuel consumption (litres)	132,626,512	112,597,158	274,090,261	224,454,990
Fuel cost/litre (cents)	61.3	45.4	58.0	44.5
Segment guests	2,173,899	1,803,698	4,451,299	3,568,185
Average stage length	792	716	812	723
Number of full-time-equivalent employees at quarter end	4,275	3,709	4,275	3,709
Fleet size at quarter end	60	50	60	50

WESTJET AIRLINES LTD.

Consolidated Statements of Cash Flows

For the periods ended June 30, 2005 and 2004 (Unaudited)
(Stated in Thousands of Dollars, Except Per Share Data)

	Three Months Ended June 30		Six Months Ended June 30	
	2005	2004	2005	2004
Cash flows from (used in):				
Operating activities:				
Net earnings (loss)	$ 2,298	$ 7,466	$ (7,296)	$ 7,978
Items not involving cash:				
Amortization	26,351	18,690	51,876	36,872
Amortization of long-term liabilities	(144)	-	(170)	-
(Gain) loss on disposal of property and equipment	(42)	181	(83)	55
Stock-based compensation expense	4,549	2,971	8,085	5,458
Issued from treasury stock	5,612	-	10,213	-
Future income tax expense	3,748	8,111	7,971	12,613
	42,372	37,419	70,596	62,976
Decrease in non-cash working capital	51,249	48,090	78,537	48,542
	93,621	85,509	149,133	111,518
Financing activities:				
Repayment of long-term debt	(23,927)	(17,402)	(47,829)	(32,435)
Increase in long-term debt	-	154,061	-	267,559
Decrease in obligations under capital lease	(1,457)	(1,652)	(2,888)	(3,236)
Increase in long-term liabilities	7,686	-	8,530	10,000
Increase in other assets	(4,221)	(8,667)	(7,506)	(16,440)
Share issuance costs	(33)	(8)	(33)	(10)
Issuance of common shares	7,252	7,601	13,496	13,808
	(14,700)	133,933	(36,230)	239,246
Increase in non-cash working capital	(573)	-	(573)	-
	(15,273)	133,933	(36,803)	239,246
Investing activities:				
Aircraft additions	(249,748)	(180,214)	(391,118)	(305,586)
Aircraft disposals	261,460	-	396,678	-
Other property and equipment additions	(17,308)	(19,712)	(25,613)	(25,268)
Other property and equipment disposals	22	2,033	71	2,605
	(5,574)	(197,893)	(19,982)	(328,249)
Net change in cash	72,774	21,549	92,348	22,515
Cash, beginning of period	168,106	242,350	148,532	241,384
Cash, end of period	$ 240,880	$ 263,899	$ 240,880	$ 263,899

Cash interest and taxes paid during the six months ended June 30, 2005 were $27,061,000 (2004- $18,352,000) and $2,868,000 (2004- $10,998,000) respectively.

As at June 30, 2005 cash and cash equivalents include US $62,000 of restricted cash (December 31, 2004 - US $4,251,000, June 30, 2004 - US $5,760,000) and CAD $1,500,000 of restricted cash (December 31, 2004 - CAD $nil, June 30, 2004 - CAD $nil).

WESTJET AIRLINES LTD.

Notes to Consolidated Financial Statements

For the periods ended June 30, 2005 and 2004 (Unaudited)
(Tabular Dollar Amounts are Stated in Thousands, Except Per Share Data)

The interim consolidated financial statements of WestJet Airlines Ltd. ("WestJet" or "the Corporation") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2004.

The Corporation's business is seasonal in nature, with the highest activity in the summer (third quarter) and the lowest activity in the winter (first quarter) due to the high number of leisure travellers and their preference to travel during the summer months.

1. Property and equipment:

June 30, 2005	Cost	Accumulated Depreciation	Net book value
Aircraft - 700 series	$ 1,312,456	$ 70,275	$ 1,242,181
Ground property and equipment	123,928	42,967	80,961
Spare engines and parts - 700 series	63,877	6,450	57,427
Aircraft - 200 series	62,785	57,006	5,779
Buildings	39,636	3,332	36,304
Aircraft under capital lease	31,652	29,101	2,551
Spare engines and parts - 200 series	22,223	17,127	5,096
Leasehold improvements	6,057	3,564	2,493
	1,662,614	229,822	1,432,792
Deposits on aircraft	115,010	–	115,010
Assets under construction	20,386	–	20,386
	$ 1,798,010	$ 229,822	$ 1,568,188

December 31, 2004	Cost	Accumulated Depreciation	Net book value
Aircraft - 700 series	$ 1,282,308	$ 46,180	$ 1,236,128
Ground property and equipment	109,334	34,586	74,748
Spare engines and parts - 700 series	52,641	4,777	47,864
Aircraft - 200 series	142,657	121,182	21,475
Buildings	39,636	2,840	36,796
Aircraft under capital lease	31,304	26,781	4,523
Spare engines and parts - 200 series	24,397	16,523	7,874
Leasehold improvements	5,655	3,104	2,551
	1,687,932	255,973	1,431,959
Deposits on aircraft	156,943	–	156,943
Assets under construction	12,644	–	12,644
	$ 1,857,519	$ 255,973	$ 1,601,546

WESTJET AIRLINES LTD.

Notes to Consolidated Financial Statements

For the periods ended June 30, 2005 and 2004 (Unaudited)
(Tabular Dollar Amounts are Stated in Thousands, Except Per Share Data)

1. Property and equipment (continued):

June 30, 2004	Cost	Accumulated Depreciation	Net book value
Aircraft - 700 series	$ 1,064,616	$ 29,832	$ 1,034,784
Ground property and equipment	101,379	28,757	72,622
Spare engines and parts - 700 series	50,280	3,545	46,735
Aircraft - 200 series	144,733	72,432	72,301
Buildings	39,401	2,346	37,055
Aircraft under capital lease	31,219	20,823	10,396
Spare engines and parts - 200 series	25,647	13,143	12,504
Leasehold improvements	5,360	2,757	2,603
	1,462,635	173,635	1,289,000
Deposits on aircraft	130,788	–	130,788
Assets under construction	12,958	–	12,958
	$ 1,606,381	$ 173,635	$ 1,432,746

During the six month period ended June 30, 2005 property and equipment was acquired at an aggregate cost of $1,031,000 (2004 - $nil) by means of capital leases.

During the three months ended June 30, 2005, the Corporation entered into agreements to sell 11 200-series aircraft to an unrelated third party including spare engines, parts and a simulator. At quarter end, six of these aircraft have already been taken out of revenue generating service and are included at their fair value in current assets, as assets held for sale. The remaining five aircraft will be delivered to the third party following their scheduled retirement between October and November 2005. The remaining spare engines, parts and simulator will also be delivered in early 2006. The aircraft, spare engines, parts and simulator will be fully depreciated to their residual values at their date of disposal and accordingly, there will be no gain or loss arising on their disposal.

2. Long-term debt:

	June 30 2005	December 31 2004	June 30 2004
$1,053,530,000 in 26 individual term loans, amortized on a straight-line basis over a 12-year term, repayable in quarterly principle instalments ranging from $768,000 to $955,000, including fixed rate weighted average interest at 5.48%, guaranteed by the Ex-Im Bank, secured by 26 737-700 series aircraft, and maturing in 2014 through 2016.	$ 910,777	$ 954,674	$ 834,524
$26,000,000 in two term loans, repayable in monthly instalments ranging from $106,000 to $156,000 including floating interest at the bank's prime rate plus 0.88% with an effective interest rate of 5.13% as at June 30, 2005, with varying maturities ranging between July 2008 and July 2013, secured by two Next-Generation flight simulators, cross-collateralized by one 200-series aircraft, and cash of $1,500,000.	20,648	21,684	22,697
$12,000,000 term loan repayable in monthly instalments of $108,000 including interest at 9.03%, maturing April 2011, secured by the Calgary hangar facility.	10,912	11,075	11,218

WESTJET AIRLINES LTD.

Notes to Consolidated Financial Statements

For the periods ended June 30, 2005 and 2004 (Unaudited)
(Tabular Dollar Amounts are Stated in Thousands, Except Per Share Data)

2. **Long-term debt (continued):**

	June 30 2005	December 31 2004	June 30 2004
$22,073,000 in six individual term loans, repayable in monthly instalments ranging from $25,000 to $87,000 including fixed rate weighted average interest at 8.43% all maturing in October 2005, secured by three 200-series aircraft.	3,471	5,301	7,056
$4,550,000 term loan repayable in monthly instalments of $50,000, including floating interest at the bank's prime rate plus 0.50%, with an effective interest rate of 4.75% as at June 30, 2005, maturing April 2013, secured by the Calgary hangar facility.	3,690	3,899	4,106
$6,939,000 in 11 individual term loans, amortized on a straight-line basis over a five year term, repayable in monthly principle instalments ranging from $29,000 to $33,000, including floating interest at the Canadian LIBOR rate plus 0.08%, with a weighted average effective interest rate of 2.78%, as at June 30,2005, maturing in 2009, guaranteed by the Ex-Im Bank and secured by certain 700-series aircraft.	5,609	6,303	4,388
	$ 955,107	$ 1,002,936	$ 883,989
Less current portion	95,572	97,305	81,764
	$ 859,535	$ 905,631	$ 802,225

Future scheduled repayments of long-term debt are as follows:

2005	$ 49,493
2006	92,183
2007	92,353
2008	97,647
2009	91,051
2010 and thereafter	532,380
	$ 955,107

3. **Long-term liabilities:**

The Corporation has $8,264,000 (December 31, 2004 - $10,000,000, June 30, 2004 - $10,000,000) of unearned revenue related to the BMO Mosaik®, AIR MILES®*, MasterCard® card for future net retail sales and for newly activated credit cards. Commencing in May 2005, the second year of the agreement, the Corporation has begun to recognize this revenue, with $2,000,000 to be recognized in each of contract years two and three, and $3,000,000 in years four and five. During the three and six month periods ended June 30, 2005 the Corporation has recognized $1,736,000 of the $2,000,000 under the second year of the agreement.

Included in long-term liabilities at June 30, 2005 are net deferred gains totalling $8,360,000, net of amortization (December 31, 2004 - $nil, June 30, 2004 - $nil). The net gain on the sale and leaseback of aircraft is deferred and amortized over the lease term with the amortization included in aircraft leasing. During the three and six months ended June 30, 2005 the Corporation recognized amortization of $144,000 (2004 - $nil) and $170,000 (2004 - $nil), respectively.

For the periods ended June 30, 2005 and 2004 (Unaudited)
(Tabular Dollar Amounts are Stated in Thousands, Except Per Share Data)

4. **Foreign exchange risk management:**

At June 30, 2005, the Corporation had US dollar cash and cash equivalents totaling US $33,928,000 (December 31, 2004 - US $37,924,000, June 30, 2004 - US $35,472,000).

The Corporation has entered into contracts to fix the foreign exchange rates at a weighted average rate of 1.22 on future debt facilities totalling US $109 million for the purchase of four aircraft during the period from July to September 2005. The total estimated fair value of the contracts as at June 30, 2005 is a gain of CAD $57,000.

The Corporation has entered into a contract to purchase US $2.5 million per month at a forward rate of 1.22 for the payment period from March 2005 to February 2006 to hedge a portion of the Corporation's committed US dollar lease payments during the same period. The estimated fair market value of the contract as at June 30, 2005 is a loss of CAD $9,500.

5. **Share capital:**

(a) Issued:

	Three Months Ended June 30, 2005		Six Months Ended June 30, 2005		Year Ended December 31, 2004	
	Number	Amount	Number	Amount	Number	Amount
Common shares:						
Balance, beginning of period	127,029,152	$ 401,450	125,497,407	$ 390,469	123,882,490	$ 376,081
Exercise of options	465,944	1,640	1,316,130	3,284	1,611,721	13,949
Stock-based compensation expense	-	250	-	386	-	445
Issued from treasury	760,826	11,224	1,442,385	20,425	-	-
Issued on rounding of stock split	-	-	-	-	3,196	-
Share issuance costs	-	(33)	-	(33)	-	(10)
Tax benefit of issue costs		11		11		4
Balance, end of period	128,255,922	$ 414,542	128,255,922	$ 414,542	125,497,407	$ 390,469

The Corporation has an Employee Share Purchase Plan ("ESPP") whereby the Corporation matches every dollar contributed by each employee. Under the terms of the ESPP the Corporation has the option to acquire common shares on behalf of employees through open market purchases or to issue new shares from treasury at the current market price. During the period ended June 30, 2005, shares under the ESPP were issued from treasury at the current market price. For the three and six months ended June 30, 2005 $5,612,000 and $10,212,500 of common shares were issued from treasury, respectively (three months ended June 30, 2004 - $nil, six months ended June 30, 2004 - $nil) representing the Corporation's matching contribution from treasury for employee contributions, for which no cash was exchanged. Current market price for common shares issued from treasury is determined based on the weighted average trading price of the common shares on the Toronto Stock Exchange for the five trading days preceding the issuance.

WESTJET AIRLINES LTD.

Notes to Consolidated Financial Statements

For the periods ended June 30, 2005 and 2004 (Unaudited)
(Tabular Dollar Amounts are Stated in Thousands, Except Per Share Data)

5. Share capital (continued):

(a) Issued (continued):

	Three Months Ended June 30, 2004		Six Months Ended June 30, 2004	
	Number	Amount	Number	Amount
Common shares:				
Balance, beginning of period	124,542,522	$ 382,544	123,882,489	$ 376,081
Exercise of options	863,573	7,601	1,523,606	13,808
Stock-based compensation expense	–	69	–	327
Issued on rounding of stock split	3,196	–	3,196	–
Share issuance costs		(8)		(10)
Balance, end of period	125,409,291	$ 390,206	125,409,291	$ 390,206

(b) Stock option plan:

Changes in the number of options, with their weighted average exercise prices, are summarized below:

	Three Months Ended June 30, 2005		Six Months Ended June 30, 2005		Year Ended December 31, 2004	
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
Stock options outstanding, beginning of period	8,426,911	$ 13.09	10,682,082	$ 12.37	9,809,753	$ 10.78
Issued	4,224,053	$ 14.60	4,431,734	$ 14.48	2,927,875	$ 15.73
Exercised	(1,034,909)	$ 9.90	(3,467,904)	$ 9.82	(1,959,002)	$ 9.42
Cancelled	(27,585)	$ 15.13	(57,442)	$ 14.84	(96,544)	$ 12.83
Stock options outstanding, end of period	11,588,470	$ 13.92	11,588,470	$ 13.92	10,682,082	$ 12.37
Exercisable, end of period	3,946,214	$ 12.22	3,946,214	$ 12.22	4,694,357	$ 10.88

	Three Months Ended June 30, 2004		Six Months Ended June 30, 2004	
	Number	Amount	Number	Amount
Stock option outstandiong, beginning of period	9,106,758	$ 10.87	9,809,753	$ 10.78
Granted	2,891,040	$ 15.78	2,891,040	$ 15.78
Exercised	(932,909)	$ 9.24	(1,592,942)	$ 9.31
Cancelled	(10,915)	$ 11.21	(53,877)	$ 11.68
Stock options outstanding, end of period	11,053,974	$ 12.29	11,053,974	$ 12.29
Exercisable, end of period	5,015,603	$ 10.83	5,015,603	$ 10.83

For the periods ended June 30, 2005 and 2004 (Unaudited)
(Tabular Dollar Amounts are Stated in Thousands, Except Per Share Data)

5. Share capital (continued):

(b) Stock option plan (continued):

Under the terms of the Corporation's stock option plans, a cashless settlement alternative is available whereby option holders can either (a) elect to receive shares by delivering cash to the Corporation in the amount of the options or (b) elect to receive a number of shares equivalent to the market value of the options over the exercise price. For the three and six months ended June 30, 2005, option holders exercised 867,493 and 3,127,425 options, respectively (three months ended June 30, 2004 - 97,966, six months ended June 30, 2004 - 97,966) on a cashless settlement basis and received 298,528 and 975,651 shares respectively (three months ended June 30, 2004 - 28,630 shares, six months ended June 30, 2004 - 28,630 shares).

(c) Per share amounts:

The following table summarizes the common shares used in calculating net earnings (loss) per common share:

	Three Months Ended June 30		Six Months Ended June 30	
	2005	2004	2005	2004
Weighted average number of common shares outstanding - basic	127,690,721	125,106,881	126,989,015	124,693,746
Effect of dilutive employee stock options	713,159	879,025	-	2,089,666
Weighted average number of common shares outstanding - diluted	128,403,880	125,985,906	126,989,015	126,783,412

For the three and six month periods ended June 30, 2005, 7,151,832 and 11,588,470 options, respectively, were not included in the calculation of dilutive potential common shares as the result would be anti-dilutive.

(d) Stock-based compensation:

On January 1, 2004 the Corporation changed its accounting policy related to stock options granted on or after January 1, 2002. Under the new policy, the Corporation determines the fair value of stock options on their grant date and records this amount as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. The Corporation has retroactively adopted the changes without restatement of prior periods on January 1, 2004 which resulted in retained earnings decreasing by $10,117,000 and an offsetting entry to contributed surplus.

As new options are granted, the fair value of these options will be expensed over the vesting period, with an offsetting entry to contributed surplus. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Upon the exercise of stock options, consideration received together with amounts previously recorded in contributed surplus is recorded as an increase in share capital.

Employee compensation expense included in flight operations and general and administration expenses totalled $4,550,000 and $8,086,000 for the three and six months ended June 30, 2005 (three months ended June 30, 2004 - $2,971,000, six months ended June 30, 2004 - $5,458,000) respectively related to the vesting of the outstanding stock options issued on or after January 1, 2002 to officers and certain employees of the Corporation.

The fair market value of options granted during the three and six months ended June 30, 2005 and 2004 and the assumptions used in their determination are as follows:

WESTJET AIRLINES LTD.

Notes to Consolidated Financial Statements

For the periods ended June 30, 2005 and 2004 (Unaudited)
(Tabular Dollar Amounts are Stated in Thousands, Except Per Share Data)

5. Share capital (continued):

(d) Stock-based compensation (continued):

	Three Months Ended June 30		Six Months Ended June 30	
	2005	2004	2005	2004
Weighted average fair market value per option	$ 5.33	$ 5.85	$ 5.33	$ 5.85
Average risk-free interest rate	3.40%	3.70%	3.40%	3.70%
Average volatility	43%	45%	43%	45%
Expected life (years)	3.7	3.5	3.7	3.5
Dividends per share	$ –	$ –	$ –	$

(e) Contributed surplus:

Changes to contributed surplus were as follows:

	Three Months Ended		Six Months Ended		Year Ended
	June 30, '05	June 30, '04	June 30, '05	June 30, '04	Dec. 31, '04
Balance, beginning of year	$ 25,377	$ 12,346	$ 21,977	$ –	$ –
Stock-based compensation - adoption	–	–	–	10,117	10,117
Stock-based compensation expense	4,549	2,971	8,085	5,458	12,305
Stock options exercised	(250)	(69)	(386)	(327)	(445)
Balance, end of period	$ 29,676	$ 15,248	$ 29,676	$ 15,248	$ 21,977

6. **Commitments and contingencies:**

(a) **Aircraft:**

The Corporation has committed to purchase 13 737-600s and five 737-700s for delivery between July 2005 and August 2006.

The remaining estimated amounts to be paid in deposits and purchase prices in US dollars relating to the purchases of the remaining aircraft, live satellite television systems and winglets are as follows:

2005	$ 218,255
2006	322,567
	$ 540,822

The Corporation has an agreement to purchase a Next-Generation flight simulator and fixed-based trainer. The obligations in Canadian dollars are:

2005	$ 5,257
2006	1,456
	$ 6,713

(b) **Leasehold commitments:**

The Corporation has entered into operating leases and agreements for aircraft, buildings, computer hardware and software licenses, satellite programming, and capital leases relating to aircraft and ground handling equipment. The obligations are as follows:

For the periods ended June 30, 2005 and 2004 (Unaudited)
(Tabular Dollar Amounts are Stated in Thousands, Except Per Share Data)

6. Commitments and contingencies (continued):

(b) Leasehold commitments (continued):

	Capital Leases	Operating Leases
2005	$ 2,766	$ 48,698
2006	1,747	91,564
2007	198	88,633
2008	198	87,881
2009	198	85,611
2010 and thereafter	277	424,647
Total lease payments	5,384	$ 827,034
Less imputed interest at 7.38%	(281)	
Net minimum lease payments	5,103	
Less current portion of obligations under capital lease	(4,242)	
Obligations under capital lease	$ 861	

The Corporation has capital leases denominated in US dollars. These obligations in US dollars are 2005 - $2,170,000, 2006 - $1,260,000.

Included in operating leases are US dollar operating leases primarily related to aircraft. The obligations of these operating leases in US dollars are 2005 - $34,149,000, 2006 - $68,027,000, 2007 - $67,510,000, 2008 - $67,510,000, 2009 - $67,510,000, 2010 and thereafter - $330,214,000.

(c) Contingencies:

An Amended Fresh as Amended Statement of Claim was filed by Air Canada and ZIP Air Inc. in the Ontario Superior Court on March 11, 2005 against the Corporation, two officers, two employees, two former officers, and one former employee (the "Defendants"). The principal allegations are that the Defendants unlawfully obtained confidential flight load and load factor information from Air Canada's employee travel website and, as a result, the Plaintiffs have suffered damages and the Defendants have benefited from having access to the alleged confidential information. The Plaintiffs are seeking damages, aggregating $220 million, but the Plaintiffs have provided no details or evidence to substantiate their damages claim.

A Statement of Claim was also filed by Jetsgo Corporation in the Ontario Superior Court on October 15, 2004 against the Corporation, an officer, and a former officer (the "defendants"). The principal allegations are that the defendants conspired together to unlawfully obtain Jetsgo's proprietary information and to use this proprietary information to harm Jetsgo and benefit WestJet. The Plaintiff is seeking damages, in an amount to be determined plus $50 million, but the Plaintiff has provided no details or evidence to substantiate its claim. On May 13, 2005 Jetsgo Corporation declared Bankruptcy. As a result, this action has been stayed and no further steps can be taken in the litigation unless a court order is obtained.

Based on the results to date of (i) an internal investigation, (ii) advice from independent industry experts, (iii) cross-examinations of witnesses in the Air Canada proceedings, and (iv) evidence filed by the Plaintiffs in support of various court applications, management believes the amounts claimed are substantially without merit. The amount of loss, if any, to the Corporation as a result of these two claims cannot be reasonably estimated. The defense and investigation of these claims are continuing.

The Corporation is party to other legal proceedings and claims that arise during the ordinary course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material effect upon the Corporation's financial position, results of operations or cash flows.

7. Employee profit share provision:

The provision for employee profit share is estimated based on actual year-to-date earnings results. The actual employee profit share amount is to be determined by the Board of Directors based on audited financial results at the completion of the financial year.

8. Comparative figures:

Certain prior period balances have been reclassified to conform to current period's presentation.



WESTJET

WESTJET HEAD OFFICE: 5055 - 11 St. NE, Calgary, Alberta, Canada T2E 8N4
Phone: Toll-free 1-888-293-7853, Calgary (403) 444-2600, Fax (403) 444-2301

WESTJET

BUILDING A BETTER AIRLINE



THIRD QUARTER REPORT 2005

CORPORATE PROFILE

WestJet is Canada's leading low-cost airline and is based in Calgary, Alberta. In the third quarter of 2005, WestJet employed 4,902 people and carried 2.5 million guests to the Canadian destinations of Victoria, Comox, Vancouver, Abbotsford/Fraser Valley, Prince George, Kelowna, Grande Prairie, Calgary, Edmonton, Fort McMurray, Saskatoon, Regina, Winnipeg, Thunder Bay, Windsor, London, Hamilton, Toronto, Ottawa, Montréal, Moncton, Halifax, Charlottetown and St. John's; and the American destinations of San Francisco, Los Angeles, San Diego, Las Vegas, Tampa, Orlando and Fort Lauderdale. As at September 30, 2005, WestJet's fleet consisted of 57 Boeing 737 aircraft. WestJet is publicly traded on the Toronto Stock Exchange under the symbol WJA.

BOARD OF DIRECTORS

Clive J. Beddoe
Executive Chairman, President and CEO, WestJet Airlines Ltd.

James Homeniuk
Aircraft Maintenance Engineer and P.A.C.T. Representative, WestJet

Thomas (Tim) Morgan
Operator, Morgan Air Services

Ron Greene
Lead Director
President, Tortuga Investment Corp.

Wilmot Matthews
President, Marjad Inc.

Murph N. Hannon
President, Murcon Development Ltd.

Allan Jackson
President and CEO, Arci Ltd.
President and CEO, Jackson Enterprises Inc.

Donald A. MacDonald
President, Sanjel Corporation

Larry Pollock
President and Chief Executive Officer, Canadian Western Bank and Canadian Western Trust

Arthur Scace
Non-Executive Chairman, The Bank of Nova Scotia

Hugh Bolton
Non-Executive Chair, EPCOR Utilities Inc. and Matrikon Inc.

WESTJET EXECUTIVE TEAM

Clive J. Beddoe
Executive Chairman, President and Chief Executive Officer

Donald Bell
Executive Vice-President, Culture and Airports

Alexander (Sandy) J. Campbell, FCGA
Executive Vice-President, Finance and Chief Financial Officer

Sean Durfy
Executive Vice-President, Marketing and Sales

Russ Hall
Executive Vice-President, Guest Services and Information Technology

Fred Ring
Executive Vice-President, People

D QUARTER

Contents





EXECUTIVE OFFICERS

Clive J. Beddoe
Executive Chairman, President and Chief Executive Officer

Sandy Campbell
Executive Vice-President, Finance and Chief Financial Officer

Russ Hall
Executive Vice-President, Guest Services and Information Technology

Donald Bell
Executive Vice-President, Culture and Airports

Sean Durfy
Executive Vice-President, Marketing and Sales

Fred Ring
Executive Vice-President, People

Transfer Agent and Registrar:
CIBC Mellon Trust Company
Toll Free Phone Number in North America: 1-800-387-0825
Outside North America: 416-643-5500
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com

Auditors:
KPMG LLP, Calgary, AB

Legal Counsel:
Burnet, Duckworth and Palmer LLP, Calgary, AB

Stock Exchange Listing:
WestJet is publicly traded on the Toronto Stock Exchange under the symbol WJA.

Investor Relations Contact Information:
Telephone: 1-877-493-7853 or 444-2252 in Calgary
E-mail: investor_relations@westjet.com





President's Message

We are very pleased to report that our third quarter net earnings grew 43.6% over the same period last year from $21.1 million to $30.3 million. In the first nine months of 2005, we achieved net earnings of $23.0 million compared to $29.1 million during the first nine months of 2004. Pre-tax earnings grew to $48.5 million, a 36.2% increase over the $35.6 million earned in the third quarter of 2004. This is a significant achievement given the high cost of energy and the difficulty associated with predicting future prices of jet fuel.

Operating revenue increased 30.9% this quarter to $406.1 million from $310.3 million attained in the third quarter last year. Year to date, operating revenue grew to $1.0 billion, an increase from $784.3 million during the same period in 2004.





to Shareholders

We reported diluted earnings per share of $0.23 during the third quarter of 2005, compared with $0.17 during the third quarter of 2004. Year to date, we reported diluted earnings per share of $0.18 compared to $0.23 during the same nine-month period in 2004. The number of common shares outstanding increased to 129,240,797 at the quarter's end compared to 125,447,836 on September 30, 2004.

We grew our capacity this quarter, measured in available seat miles (ASMs), by 17.0% to 2.82 billion from last year's 2.41 billion ASMs. Year to date, ASMs increased 23.5% to 7.99 billion from 6.47 billion ASMs during the first nine months of 2004. Revenue passenger miles (RPMs) increased 20.0% to 2.22 billion RPMs this quarter, up from 1.85 billion RPMs in the same quarter last year. For the first nine months of 2005, RPMs increased 29.4% to 5.95 billion RPMs from 4.60 billion RPMs during the first three quarters of 2004.

Our load factor for the quarter was 78.6% compared with 76.6% in the third quarter of 2004. Year to date, our load factor was 74.5% compared with 71.0% during the first nine months of 2004.

Yield (revenue per revenue passenger mile) increased 8.9% this quarter to 18.3 cents from 16.8 cents during third quarter 2004. Year to date, yield was up 1.2% to 17.3 cents from 17.1 cents during the first nine months of 2004. Our average stage length increased 4.9% from 788 miles in the third quarter of 2004 to 827 miles this quarter.

Although the high price of crude oil is well known, what has not generally been recognized is the disproportionately higher cost of jet fuel. This has been created by the refinery damage caused by hurricane Katrina and the resulting reduced refining capacity.

To mitigate the volatility in the price of jet fuel, we have entered into a series of short-term hedging agreements; however, we believe this situation will ease once the affected refineries in the US return to normal levels of production.

Our initiative to replace our older, fuel-thirsty 737-200 aircraft with Next-Generation 737 aircraft remains on track. Since 2001, we have effectively been operating a fleet comprised of two distinct aircraft types—older 737-200s and new Next-Generation 737 aircraft. By early 2006, we will have retired all of our older 737-200 models in favour of a fleet comprised entirely of more fuel-efficient Next-Generation aircraft.

The costs associated with operating the Next-Generation 600-, 700- and 800-series 737s are relatively low as all can be operated by the same crews, and are virtually the same from a maintenance standpoint. The uniformity of our fleet going forward will offer many advantages from a cost and customer service perspective as well as benefits that will come from increased utilization and flexible scheduling.

The implementation of our new reservation system in early 2006 will further strengthen our competitive edge and raise our levels of customer service. This system will open many opportunities for us to improve our product and we expect to see increased load factors and improved yields as a result.

Based on our strong load factor this quarter in the face of our 17% increase in available seat miles, it is clearly apparent that the market can absorb the increased capacity we continue to add to our existing network and our new routes; however, our overall load factor was dampened by weaker performance on our transborder routes.

Our transborder flights during the winter have generally done well as the predominant traffic flow has been southbound, but to maintain strong year-round transborder service, we still need to improve upon our distribution from within the US. We are nevertheless seeing constant improvement from our efforts in this area and with our first year's experience of operating transborder service now behind us, we are better equipped to adjust our schedules and capacity accordingly.

The challenges facing airlines throughout North America and the world have received considerable media attention in recent years. Through these difficult times, however, the people of WestJet have worked diligently to improve our airline and the level of service we offer our guests. I would like to thank all WestJetters for their efforts in maintaining and improving our world-class airline, and for their work at creating these strong third quarter results. I would also like to thank our shareholders for their ongoing support as we continue to navigate through a difficult operating environment.



Clive Beddoe
Executive Chairman, President and
Chief Executive Officer
WestJet Airlines Ltd.
November 2005





Trina Roswell, Customer Care Representative

2005 Management's Discussion and Analysis

FORWARD-LOOKING INFORMATION

Certain information set forth in this document, including management's assessment of WestJet's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond WestJet's control, including the impact of general economic conditions, changing domestic and international industry conditions, volatility of fuel prices, terrorism, currency fluctuations, interest rates, competition from other industry participants (including new entrants, and generally as to capacity fluctuations and pricing environment), labour matters, government regulation, stock-market volatility and the ability to access sufficient capital from internal and external sources. Readers are cautioned that management's expectations, estimates, projections and assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. WestJet's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements or if any of them do so, the benefits that WestJet will derive there from.

Additional information relating to WestJet, including Annual Information Forms and financial statements, is available on SEDAR's website at www.sedar.com.

To supplement its consolidated financial statements presented in accordance with Canadian generally accepted accounting principles ("GAAP"), the Company uses various non-GAAP performance measures, including cost per available seat mile ("CASM"), revenue per available seat mile ("RASM") and revenue per revenue passenger mile ("yield"). These measures are provided to enhance the user's overall understanding of WestJet's current financial performance and are included to provide investors and management with an alternative method for assessing the Company's operating results in a manner that is focused on the performance of the Company's ongoing operations and to provide a more consistent basis for comparison between quarters. These measures are not in accordance with or an alternative for GAAP and may be different from measures used by other companies.

HIGHLIGHTS

The third quarter of 2005 was another exciting time for our airline in terms of the expansion of our route network and our return to stronger profitability. In addition to adding flights to our existing network, we commenced scheduled service to Las Vegas, Nevada, extended our service to Charlottetown, Prince Edward Island, and announced service to Honolulu and Maui, Hawaii beginning in December of this year. The addition of these destinations to our network strengthens our current routes while the added frequencies and increased connectivity between existing destinations improves the attractiveness of our product to the travelling public.

The evolution of our route network into more markets and the continued expansion of our fleet has coincided with a period of relentlessly high fuel prices. The high-fuel-cost environment was a catalyst for our decision to retire our remaining 737-200 aircraft. The last of these aircraft will be removed from scheduled service in January 2006 and depart our fleet in March 2006.

With the agreement to retire our last less-efficient 737-200 signed in July, we were especially pleased to accept delivery of our first new Next-Generation 737-600 aircraft in August. Beginning in January 2006, we will operate a fleet comprised exclusively of state-of-the-art Boeing Next-Generation 737 aircraft equipped with more legroom and leather seats. Furthermore, our 600-, 700- and 800-series aircraft will all eventually be furnished with live seatback television provided by Bell ExpressVu.

This will bring to fruition our long awaited

Quarterly unaudited financial information (in millions except per share data)

	Sept. 30, 2005	June 30, 2005	Mar. 31, 2005	Dec. 31, 2004
Total revenues	$ 406	$ 326	$ 295	$ 274
Net earnings (loss)	$ 30	$ 2	$ (10)	$ (46)
Basic earnings (loss) per share	$ 0.24	$ 0.02	$(0.08)	$ (0.37)
Diluted earnings (loss) per share	$ 0.23	$ 0.02	$(0.08)	$ (0.37)
	Sept. 30, 2004	**June 30, 2004**	**Mar. 31, 2004**	**Dec. 31, 2003**
Total revenues	$ 310	$ 257	$ 217	$ 230
Net earnings	$ 21	$ 7	$ 1	$ 13
Basic earnings per share	$ 0.17	$ 0.06	$ -	$ 0.10
Diluted earnings per share	$ 0.17	$ 0.06	$ -	$ 0.10

goal of operating a fleet comprised entirely of Next-Generation aircraft, from which we will realize improved efficiencies and savings as they relate to training, crewing and maintenance. Furthermore, by operating three different sizes of one aircraft type, we will ensure we are operating the best-suited aircraft for the varied and changing demands of each route.

Improving efficiencies and stimulating demand with expanded low-cost service are fundamental elements of our business philosophy; however, of all the business decisions we made this quarter, many WestJetters are most proud of our role in airlifting evacuees away from the path of hurricane Rita in September.

We were first contacted by American relief officials at approximately noon MDT on September 22. We had an aircraft crewed with pilots, flight attendants and maintenance personnel in the air and on its way to Houston four hours later. It was a great pleasure and honour for our people to participate in easing the fear and discomfort of the many Texans we helped during that important rescue and evacuation operation. We would like to thank all WestJet shareholders, as owners of our company, for their support of this operation.

OPERATIONAL GROWTH

As anticipated, in the third quarter we experienced the benefits of a more rational competitive environment, which allowed us to price our product more in line with our costs. The third quarter saw our guest revenue increase by 29.7% to $368.3 million versus $283.9 million for the same period a year ago. Our load factor increased to 78.6% this quarter from 76.6% during the third quarter of 2004, and our yield increased from 16.8 cents per revenue passenger mile to 18.3 cents over the same time period. The ability for our airline to increase capacity by 17%, while also increasing both our load factor and yield, is a clear indication of the market's acceptance of our product and the improving competitive environment in Canada.

As has been the case throughout the year, our charter revenue continued to increase on a year-over-year basis with gross revenue from charter and other income climbing $10.9 million to $36.0 million, representing an increase of 43.4%. Charter flying, as a component of our business, continues to increase in importance as it allows us to increase the utilization of our aircraft during times of weaker demand, which improves our return on these assets.



Vonda Aiello, Sales Super Agent

COSTS

Our cost per available seat mile ("CASM") this quarter increased by 11.7% over the same quarter last year, from 11.1 cents to 12.4 cents. As has been the case throughout the year, the largest single contributor to this increase has been fuel, which represented 52% of the increase in total CASM. This pressure is expected to continue throughout the remainder of the year as damage caused by hurricanes Rita and Katrina have strained refining capacity in the US, driving up the cost of jet fuel as a refined product and in relation to crude oil. In this environment of continually increasing fuel costs, the completion of

COST PER AVAILABLE SEAT MILE (CENTS):

	Three Months Ended September 30			Nine Months Ended September 30		
			% Change over			% Change over
	2005	2004	2004	2005	2004	2004
Aircraft fuel	3.41	2.72	(25.4%)	3.20	2.56	(25.0%)
Airport operations	1.92	1.88	(2.1%)	2.04	1.91	(6.8%)
Flight operations and navigational charges	1.76	1.63	(8.0%)	1.70	1.66	(2.4%)
Sales and marketing	1.22	0.86	(41.9%)	1.09	0.98	(11.2%)
Amortization	0.96	0.82	(17.1%)	0.99	0.88	(12.5%)
Maintenance	0.66	0.82	19.5%	0.73	0.89	18.0%
General and administration	0.57	0.70	18.6%	0.63	0.67	6.0%
Aircraft leasing	0.69	0.43	(60.5%)	0.58	0.49	(18.4%)
Interest expense	0.49	0.48	(2.1%)	0.51	0.48	(6.3%)
Inflight	0.48	0.48	0.0%	0.49	0.49	0.0%
Customer Service	0.26	0.27	3.7%	0.25	0.26	3.8%
Total	**12.42**	**11.09**	**(12.0%)**	**12.21**	**11.27**	**(8.3%)**

our transition to a fleet comprised entirely of more fuel-efficient Next-Generation aircraft in March 2006 becomes all the more important.

Our average stage length for the quarter was 827 miles, an increase of 39 miles over the same quarter in the prior year when our stage length was 788 miles. The impact of this increase lowered our costs by approximately 2.6% on an ASM basis, as our fixed costs are spread out over longer flight lengths. Ignoring the impact of stage length, we estimate that our CASM would have increased by 14.3% rather than the 11.7% we actually achieved.

Increasing airport costs and navigational charges, both of which are largely uncontrollable by WestJet, were also significant drivers of our CASM increase this quarter. Airport costs were up due to an increase in our average cost per departure of 8.9%. This increase is the result of increased rates and fees charged by Canadian airports, as well as by a 20% increase in capacity into Toronto, one of the most expensive airports in our network. Navigational charges have increased in the quarter due to a 7.9% rate increase by NAV Canada in September 2004. Our continued transition to Next-Generation aircraft, which are heavier than our 737-200 fleet, has also increased this cost as navigational charges are based on weight.

The launch of a new advertising campaign during the quarter was the largest contributor to the increase in Sales and Marketing costs, which increased on a CASM basis by 41.9% over the same period last year. This advertising campaign targeted newspaper, radio and television audiences to increase awareness of the WestJet brand and the extraordinary customer service WestJet people provide. The campaign, called "Owners," focuses on WestJetters going above and beyond every day because they have a vested interest in creating an exceptional travel experience. At quarter's end, 86% of eligible employees contributed to WestJet's employee share purchase plan at an average rate of 12% of base pay.

Aircraft leasing costs, on a CASM basis, increased 60.5% compared to the third quarter of 2004 as eight aircraft delivered in the first and second quarter of 2005

were financed through operating leases. Five of these leases were for 737-800 aircraft leased over 10-year terms, with the remaining three leases for 737-700 aircraft leased over eight-year terms.

Maintenance costs continue to benefit from our fleet renewal program, which has resulted in the retirement of eight 737-200 aircraft between January and September 2005. Replacing our older 200-series aircraft with new Next-Generation aircraft has resulted in maintenance costs declining 19.5% in the quarter on a CASM basis as compared to the third quarter of 2004. These retirements have been offset by the addition of five 737-800 aircraft, five 737-700 aircraft and one 737-600 aircraft over that same time period.

BALANCE SHEET, LIQUIDITY & CAPITAL RESOURCES

The financial strength and flexibility of our balance sheet continues to be a fundamental component of our long-term success. Our cash balance at the end of this quarter stood at $257 million, up from $149 million at the beginning of the year despite having taken delivery of 11 new aircraft over that same time period. We ended the quarter with a working capital ratio of 0.86 to 1 as compared to 0.92 to 1 for the same quarter of the previous year. Our debt-to-equity ratio, which includes $495 million of off-balance sheet financing in the form of operating leases at present value, was 2.39 to 1 at the end of the quarter.

The third quarter was an important period for securing the future financial strength and flexibility of our balance sheet. During the quarter, we received Final Commitment from the Export-Import Bank of the United States (Ex-Im) to support the financing of 13 aircraft, consisting of five Boeing 737-700s and eight Boeing 737-600s, which are scheduled to be delivered between July 2005 and June 2006. With the support of the Ex-Im guarantee, we have completed financing arrangements for US $386 million for delivery of all 13 aircraft covered by the Ex-Im loan guarantees. This facility will be drawn in Canadian dollars in separate instalments with 12-year terms for each new aircraft. During the quarter, we took delivery of the first three aircraft under this facility, consisting of two Boeing 737-700s and one Boeing 737-600 and have to date drawn a total of CAD $112 million at an average fixed rate of 4.69%.

The Ex-Im guaranteed loan facility provides the ability to enter into forward-starting interest-rate agreements to fix



Steve Taylor, Media Development

the interest rate on the remaining 10 aircraft to be delivered under the facility. In order to take advantage of the current low-interest-rate environment, we have entered into forward-starting interest-rate agreements at rates between 4.78% and 4.99% on all 10 remaining aircraft deliveries. In addition to the ability to forward fix the interest rates on the future aircraft deliveries, we also have the ability to reduce our foreign exchange exposure on these same deliveries by locking in the exchange rate in advance of delivery. As at September 30, 2005, we have entered into foreign exchange contracts in the

amount of US $28 million at a rate of 1.22, effective until November 30, 2005 for the delivery of one aircraft under this facility. The estimated fair value of the contract as at September 30, 2005 is a loss of CAD $1,690,000.

In addition to the Final Commitment described above, the corporation also received a Preliminary Commitment in the amount of US $324 million to cover an additional six aircraft to be delivered between July 2006 and January 2007, as well as an additional four aircraft currently under option.



Kate Cumming and Linda Jackson, Sales Super Centre, Team Leaders

FUEL-RISK MANAGEMENT

Fuel price volatility not only continued in the third quarter of 2005, but intensified due to the impact that hurricanes Katrina and Rita had on jet-fuel refineries in the US In response to the continued unpredictability in the price of jet fuel, we implemented a fuel-hedging strategy to help mitigate the effects of volatile fuel prices. The challenge WestJet faces with respect to fuel costs relates to the length of time between a guest booking a flight and the date at which the guest actually travels. As airline travellers typically purchase seats for travel weeks or months in advance of their planned travel date, the price paid for those seats may not reflect the actual cost to fly that passenger as fuel prices may have increased over that time period.

To reduce our exposure to this uncertainty, we have locked in a portion of our exposure to fluctuations in the price of jet fuel over a term and quantity that relates to our advanced ticket sales. For the months of October, November, December and January we locked in approximately 50%, 50%, 25% and 12.5% respectively of our anticipated exposure to fluctuations in the price of jet fuel. The estimated fair market value of these contracts as at September 30, 2005 was a gain of $1,722,000.

IMPROVED SHARE STRUCTURE

On August 30, 2005, WestJet shareholders voted in favour of the creation of two new classes of shares to replace our common shares in order to address non-Canadian ownership limits. Under Canadian law, non-Canadian ownership (as defined by the Canada Transportation Act) of airline voting shares is limited to 25% of outstanding shares. The amended capital structure ensures our continued compliance with the 25% maximum on the number of voting rights attached to shares held by non-Canadians by having all shares held by non-Canadians automatically converted to variable voting shares. Variable voting shares, held by non-Canadians, carry one vote per share unless non-Canadians collectively hold in excess of 25% of all outstanding voting shares or if the total number of votes cast by or on behalf of non-Canadians



Amanda Feather,
Customer Service Agent

at any meeting upon which a vote is to be taken exceeds 25% of the total number of votes that may be cast at such meeting. In these circumstances, the voting rights of the non-Canadians is reduced on a pro-rata basis such that the variable voting shares would never collectively carry more than 25% of the vote at any shareholder meeting. The common voting shares are owned and controlled by Canadians and always carry one vote per share. As at October 27, 2005, the Corporation had a total of 129,399,673 shares outstanding, which was made up of 118,387,496 common voting shares and 11,012,177 variable voting shares.

THE FUTURE

With more destinations, new aircraft and a disciplined approach to operating our business, we are extremely well positioned in the Canadian marketplace to continue our growth strategy. As well, the distinct competitive advantage afforded by our dedicated team of people, superb product offering and solid financial footing places WestJet in a unique and enviable place among other airlines.

We are committed to being the lowest-cost provider of safe air transportation to, from and within Canada by:

- Constantly enriching our strong corporate culture, which is dedicated and committed to providing the best customer service in the industry
- Progressively developing new markets in both Canada and beyond which can be serviced by the Boeing 737 in its various forms
- Continually increasing the frequency of our routes to provide a variety of scheduling options to the travelling public
- Continuously building our service model of providing low-fare air transportation to both leisure and business travellers

With the continued support of our shareholders, people and guests, we will leverage the advantages of our business to the best of our ability to ensure we optimize our returns, offer an unbeatable low-fare experience and continue to be a great place to work.

– November 2, 2005



David Huggins, Accountant

WESTJET AIRLINES LTD.

Consolidated Balance Sheets

September 30, 2005, December 31, 2004 and September 30, 2004
(Stated in Thousands of Dollars)

	September 30 2005 (unaudited)	December 31 2004 (audited)	September 30 2004 (unaudited)
Assets			
Current assets:			
Cash and cash equivalents	$ 256,961	$ 148,532	$ 227,887
Accounts receivable	18,692	12,814	12,935
Income taxes recoverable	6,698	2,854	3,423
Prepaid expenses and deposits	33,034	25,493	24,612
Inventory	3,570	5,382	5,369
	318,955	195,075	274,226
Property and equipment (note 1)	1,675,187	1,601,546	1,573,785
Other assets	86,489	80,733	79,398
	$ 2,080,631	$ 1,877,354	$ 1,927,409
Liabilities and Shareholders' Equity			
Current liabilities:			
Accounts payable and accrued liabilities	$ 93,775	$ 91,885	$ 82,434
Advance ticket sales	140,353	81,991	95,724
Non-refundable guest credits	27,754	26,704	23,386
Current portion of long-term debt (note 2)	104,308	97,305	92,190
Current portion of obligations under capital lease (note 6)	2,769	6,564	5,211
	368,959	304,449	298,945
Long-term debt (note 2)	938,865	905,631	892,780
Obligations under capital lease (note 6)	878	-	5,894
Long-term liabilities (note 3)	16,092	10,000	10,000
Future income tax	94,768	67,382	87,068
	1,419,562	1,287,462	1,294,687
Shareholders' equity:			
Share capital (note 5)	426,172	390,469	390,465
Contributed surplus (note 5(f))	34,487	21,977	18,542
Retained earnings	200,410	177,446	223,715
	661,069	589,892	632,722
Commitments and contingencies (note 6)			
	$ 2,080,631	$ 1,877,354	$ 1,927,409

WESTJET AIRLINES LTD.

Consolidated Statements of Earnings and Retained Earnings

For the periods ended September 30, 2005 and 2004 (Unaudited)
(Stated in Thousands of Dollars, Except Per Share Data)

	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	2005	2004
Revenues:				
Guest revenues	$ 368,349	$ 283,949	$ 879,650	$ 693,054
Charter and other	35,963	25,059	143,391	87,074
Interest income	1,823	1,265	4,114	4,128
	406,135	310,273	1,027,155	784,256
Expenses:				
Aircraft fuel	96,117	65,601	255,144	165,532
Airport operations	54,155	45,413	162,573	123,658
Flight operations and navigational charges	49,661	39,370	136,010	107,546
Sales and marketing	34,492	20,832	87,083	63,208
Amortization	27,109	19,890	78,985	56,762
Maintenance	18,621	19,668	58,253	57,528
General and administration	16,185	16,934	50,222	43,349
Aircraft leasing	19,412	10,487	46,426	31,538
Interest expense	13,866	11,682	40,679	31,036
Inflight	13,469	11,559	39,180	31,590
Customer service	7,256	6,432	19,863	16,630
	350,343	267,868	974,418	728,377
Earnings from operations	55,792	42,405	52,737	55,879
Non-operating income (expense):				
Loss on foreign exchange	(2,378)	(2,668)	(2,483)	(637)
Gain (loss) on disposal of property and equipment	392	32	475	(23)
	(1,986)	(2,636)	(2,008)	(660)
Employee profit share (note 7)	5,276	4,135	5,276	5,839
Earnings before income taxes	48,530	35,634	45,453	49,380
Income tax expense (recovery):				
Current	(1,206)	1,479	(4,958)	(5,366)
Future	19,476	13,032	27,447	25,645
	18,270	14,511	22,489	20,279
Net earnings	30,260	21,123	22,964	29,101

WESTJET AIRLINES LTD.

Consolidated Statements of Earnings and Retained Earnings (continued):

For the periods ended September 30, 2005 and 2004 (Unaudited)
(Stated in Thousands of Dollars, Except Per Share Data)

	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	2005	2004
Retained earnings, beginning of period	$ 170,150	$ 202,592	$ 177,446	$ 204,731
Net earnings	30,260	21,123	22,964	29,101
Change in accounting policy (note 5(e))	-	-	-	(10,117)
Retained earnings, end of period	$ 200,410	$ 223,715	$ 200,410	$ 223,715
Earnings per share (note 5(d)):				
Basic	$ 0.24	$ 0.17	$ 0.18	$ 0.23
Diluted	$ 0.23	$ 0.17	$ 0.18	$ 0.23

Operating highlights:

	2005	2004	2005	2004
Available seat miles	2,821,051,988	2,411,184,937	7,985,225,263	6,474,433,930
Revenue passenger miles	2,217,846,200	1,847,831,718	5,950,820,464	4,597,575,973
Load factor	78.6%	76.6%	74.5%	71.0%
Revenue per passenger mile (cents)	18.3	16.8	17.3	17.1
Revenue per available seat mile (cents)	14.4	12.9	12.9	12.1
Cost per passenger mile (cents)	15.8	14.5	16.4	15.8
Cost per available seat mile (cents)	12.4	11.1	12.2	11.3
Fuel consumption (litres)	144,380,341	131,666,890	418,470,602	356,121,880
Fuel cost/litre (cents)	66.6	49.8	61.0	46.5
Segment guests	2,522,782	2,174,582	6,974,081	5,742,767
Average stage length	827	788	805	750
Number of full time equivalent employees at quarter end	4,208	3,923	4,208	3,923
Fleet size at quarter end	57	53	57	53

WESTJET AIRLINES LTD.

Consolidated Statements of Cash Flows

For the periods ended September 30, 2005 and 2004 (Unaudited)
(Stated in Thousands of Dollars, Except Per Share Data)

	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	2005	2004
Cash flows from (used in):				
Operations:				
Net earnings	$ 30,260	$ 21,123	$ 22,964	$ 29,101
Items not involving cash:				
Amortization	27,109	19,890	78,985	56,762
Amortization of long-term liabilities	(217)	-	(387)	-
(Gain) loss on disposal of property and equipment	(392)	(32)	(475)	23
Stock-based compensation expense	4,875	3,411	12,960	8,869
Issued from treasury stock	5,780	-	15,993	-
Future income tax expense	19,476	13,032	27,447	25,645
	86,891	57,424	157,487	120,400
(Increase) Decrease in non-cash working capital	(28,062)	(30,439)	50,475	18,103
	58,829	26,985	207,962	138,503
Financing:				
Repayment of long-term debt	(23,950)	(20,395)	(71,779)	(52,830)
Increase in long-term debt	112,016	121,376	112,016	388,935
Decrease in obligations under capital lease	(2,429)	(1,590)	(5,317)	(4,826)
Increase (decrease) in long-term liabilities	(50)	-	8,480	10,000
Share issuance costs	(150)	-	(183)	(10)
Increase in other assets	(5,392)	(5,122)	(12,898)	(21,562)
Issuance of common shares	5,886	142	19,382	13,950
	85,931	94,411	49,701	333,657
Increase in non-cash working capital	(264)	-	(837)	-
	85,667	94,411	48,864	333,657
Investing:				
Aircraft additions	(123,016)	(149,689)	(514,134)	(455,275)
Aircraft disposals	4,523	-	401,201	-
Other property and equipment additions	(10,355)	(7,956)	(35,968)	(33,224)
Other property and equipment disposals	433	237	504	2,842
	(128,415)	(157,408)	(148,397)	(485,657)
Net change in cash	16,081	(36,012)	108,429	(13,497)
Cash, beginning of period	240,880	263,899	148,532	241,384
Cash, end of period	$ 256,961	$ 227,887	$ 256,961	$ 227,887

Cash is defined as cash and cash equivalents

Cash interest and taxes paid during the nine months ended September 30, 2005 were $40,416,000 (September 30, 2004 - $21,321,000) and $5,005,000 (September 30, 2004 - $7,878,000) respectively.

As at September 30, 2005 cash and cash equivalents include US $2,665,654 (September 30, 2004 - $8,237,991) of restricted cash and CAD $1,500,000 of restricted cash (September 30, 2004 - CAD $nil).

WESTJET AIRLINES LTD.

Notes to Consolidated Financial Statements

For the periods ended September 30, 2005 and 2004 (Unaudited)
(Tabular Dollar Amounts are Stated in Thousands, Except Per Share Data)

The interim consolidated financial statements of WestJet Airlines Ltd. ("WestJet" or "the Corporation") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2004.

The Corporation's business is seasonal in nature, with the highest activity in the summer (third quarter) and the lowest activity in the winter (first quarter) due to the high number of leisure travellers and their preference to travel during the summer months.

1. **Property and equipment:**

September 30, 2005	Cost	Accumulated Depreciation	Net book value
Aircraft - 700 series	$ 1,405,035	$ 84,941	$ 1,320,094
Ground property and equipment	133,372	48,144	85,228
Spare engines and parts - Next-Generation	65,797	7,226	58,571
Aircraft - 200 series	62,776	58,664	4,112
Aircraft - 600 series	43,760	120	43,640
Buildings	39,636	3,579	36,057
Aircraft under capital lease	31,755	30,848	907
Spare engines and parts - 200 series	15,375	12,577	2,798
Leasehold improvements	6,451	3,825	2,626
	1,803,957	249,924	1,554,033
Deposits on aircraft	96,829	-	96,829
Assets under construction	24,325	-	24,325
	$ 1,925,111	$ 249,924	$ 1,675,187

December 31, 2004	Cost	Accumulated Depreciation	Net book value
Aircraft - 700 series	$ 1,282,308	$ 46,180	$ 1,236,128
Ground property and equipment	109,334	34,586	74,748
Spare engines and parts - Next-Generation	52,641	4,777	47,864
Aircraft - 200 series	142,657	121,182	21,475
Buildings	39,636	2,840	36,796
Aircraft under capital lease	31,304	26,781	4,523
Spare engines and parts - 200 series	24,397	16,523	7,874
Leasehold improvements	5,655	3,104	2,551
	1,687,932	255,973	1,431,959
Deposits on aircraft	156,943	-	156,943
Assets under construction	12,644	-	12,644
	$ 1,857,519	$ 255,973	$ 1,601,546

WESTJET AIRLINES LTD.

Notes to Consolidated Financial Statements

For the periods ended September 30, 2005 and 2004 (Unaudited)
(Tabular Dollar Amounts are Stated in Thousands, Except Per Share Data)

1. **Property and equipment (continued):**

September 30, 2004	Cost	Accumulated Depreciation	Net book value
Aircraft - 700 series	$ 1,210,274	$ 37,263	$ 1,173,011
Ground property and equipment	105,766	32,419	73,347
Spare engines and parts - Next-Generation	52,556	4,167	48,389
Aircraft - 200 series	144,424	76,627	67,797
Buildings	39,401	2,593	36,808
Aircraft under capital lease	29,442	18,046	11,396
Spare engines and parts - 200 series	25,370	13,833	11,537
Leasehold improvements	5,422	2,949	2,473
	1,612,655	187,897	1,424,758
Deposits on aircraft	140,882	-	140,882
Assets under construction	8,145	-	8,145
	$ 1,761,682	$ 187,897	$ 1,573,785

During the nine months ended September 30, 2005 property and equipment was acquired at an aggregate cost of $1,117,000 (2004 - $nil) by means of capital leases.

2. **Long-term debt:**

	September 30 2005	December 31 2004	September 30 2004
$1,162,929,000 in 29 individual term loans, amortized on a straight-line basis over a 12-year term, repayable in quarterly principal instalments ranging from $732,000 to $955,000, guaranteed by the Ex-Im Bank and secured by 28 700-series aircraft and 1 600-series aircraft, and maturing between 2014 and 2017. 28 of these facilities include fixed rate weighted average interest at 5.43%. The remaining facility, totalling $37,068,000, includes weighted average floating interest at the Canadian LIBOR rate plus 0.08% (effective interest rate of 2.88% as at September 30, 2005) until after the first scheduled repayment date in November 2005, after such time the interest rate will be fixed at a rate of 4.73% for the remaining period the loan is outstanding.	$ 998,226	$ 954,674	$ 935,410
$26,000,000 in two individual term loans, repayable in monthly instalments of $106,000 and $156,000 including floating interest at the bank's prime plus 0.88% with an effective interest rate of 5.38% as at September 30, 2005, maturing in July 2008 and July 2013, secured by two Next-Generation flight simulators and cross-collateralized by one 200-series aircraft, and cash of $1,500,000.	20,125	21,684	22,188
$12,000,000 term loan repayable in monthly instalments of $108,000 including interest at 9.03%, maturing April 2011, secured by the Calgary hangar facility.	10,830	11,075	11,147
$22,073,000 in six individual term loans, repayable in monthly instalments ranging from $25,000 to $87,000 including fixed rate weighted average interest at 8.43% all maturing in October 2005, secured by three 200-series aircraft.	2,527	5,301	6,188

WESTJET AIRLINES LTD.

Notes to Consolidated Financial Statements

For the periods ended September 30, 2005 and 2004 (Unaudited)
(Tabular Dollar Amounts are Stated in Thousands, Except Per Share Data)

2. Long-term debt (continued):

	September 30 2005	December 31 2004	September 30 2004
$4,550,000 term loan repayable in monthly instalments of $50,000, including floating interest at the bank's prime plus 0.50%, with an effective interest rate of 5.00% as at September 30, 2005, maturing April 2013, secured by the Calgary hangar facility.	3,585	3,899	4,000
$9,556,000 in 14 individual term loans, amortized on a straight-line basis over a five-year term, repayable in quarterly principal instalments ranging from $29,000 to $47,000 including floating interest at the Canadian LIBOR rate plus 0.08%, with a weighted average effective interest rate of 2.89%, as at September 30, 2005 maturing in 2009 and 2010, guaranteed by the Ex-Im Bank and secured by certain 700-series and 600-series aircraft.	7,880	6,303	6,037
	1,043,173	1,002,936	984,970
Less current portion	104,308	97,305	92,190
	$ 938,865	$ 905,631	$ 892,780

Future scheduled repayments of long-term debt are as follows:

2005	$ 27,952
2006	101,823
2007	101,993
2008	107,287
2009	100,691
2010 and thereafter	603,427
	$ 1,043,173

During the quarter, the Corporation converted US $402 million of preliminary commitments with the Export-Import Bank of the United States ("Ex-Im Bank") into a final commitment to support the acquisition of five Boeing Next-Generation 737-700 aircraft and eight Boeing Next-Generation 737-600 aircraft and their related LiveTV systems to be delivered in 2005 and 2006. In addition, Ex-Im Bank has provided a preliminary commitment of US $324 million to cover an additional six aircraft to be delivered between July 2006 and January 2007 and for the purchase of four additional aircraft currently under option.

The Corporation will be charged a commitment fee of 0.125% per annum on the unutilized and uncancelled balance of the Ex-Im Bank facility, payable at specified dates and upon delivery of an aircraft, and is charged a 3% exposure fee on the financed portion of the aircraft price, payable upon delivery of an aircraft.

During the quarter, the Corporation completed financing arrangements for US $386 million (the "Facility") supported by loan guarantees from the Ex-Im Bank on 13 aircraft to be delivered in 2005 and 2006. This facility will be drawn in Canadian dollars in separate instalments with 12-year terms for each new aircraft. Each loan will be amortized on a straight-line basis over the 12-year term in quarterly principal instalments, with interest calculated on the outstanding balance. As at September 30, 2005 the Corporation has taken delivery of the first three aircraft under this facility and has drawn a total of $112.0 million (US $91.6 million). Three special-purpose entities are used as the financial intermediaries to facilitate the financing of the Ex-Im Bank supported aircraft. The accounts of these financial intermediaries are consolidated in the financial statements.

WESTJET AIRLINES LTD.

Notes to Consolidated Financial Statements

For the periods ended September 30, 2005 and 2004 (Unaudited)
(Tabular Dollar Amounts are Stated in Thousands, Except Per Share Data)

2. **Long-term debt (continued):**

The Corporation has the ability to enter into forward starting interest rate agreements to fix the interest rate on the next 10 aircraft to be delivered in 2005 and 2006. The Corporation has entered into forward starting interest rate agreements at rates between 4.78% and 4.99% on all 10 aircraft future aircraft deliveries, effective for the period November 2005 to July 2006.

3. **Long-term liabilities:**

The Corporation has $8,000,000 (December 31, 2004 - $10,000,000, September 30, 2004 - $10,000,000) of unearned revenue related to the BMO Mosaik® AIR MILES® Mastercard® credit card for future net retail sales and for newly activated credit cards. Commencing in May 2005, the second year of the agreement, the Corporation began to recognize this revenue, with $2,000,000 to be recognized in each of contract years two and three, and $3,000,000 in years four and five. During the three and nine month periods ended September 30, 2005 the Corporation has recognized $264,000 and $2,000,000 respectively.

Included in long-term liabilities at September 30, 2005 are net deferred gains totalling $8,092,022, net of amortization. These net gains on the sale and leaseback of aircraft will be deferred and amortized over the lease term with the amortization included in aircraft leasing. During the three and nine months ended September 30, 2005 the Corporation recognized amortization of $217,430 (2004 - $nil) and $386,946 (2004 - $nil), respectively.

4. **Financial instruments:**

At September 30, 2005, the Corporation had US dollar cash and cash equivalents totaling US $34,022,330 (December 31, 2004 - US $28,440,000, September 30, 2004 - US $38,065,000).

The Corporation has entered into a contract to fix the foreign exchange rate on a future debt facility in the amount of US $28 million at a rate of 1.22, for the purchase of an aircraft scheduled for delivery in October 2005. The estimated fair market value of the contract as at September 30, 2005 is a loss of CAD $1,690,000.

The Corporation has entered into a contract to purchase US $2.5 million per month at a forward rate of 1.22 for the payment period from March 2005 to February 2006 to hedge a portion of the Corporation's committed US dollar lease payments during the same period. The estimated fair market value of the contract as at September 30, 2005 is a loss of CAD $781,000 (September 30, 2004 - $nil).

The Corporation has entered into contracts to fix the price on a portion of the Corporation's fuel purchases for the periods October, November and December of 2005 and January of 2006. As at September 30, 2005 the Corporation has locked in approximately 50% of October and November anticipated fuel purchases, 25% of December and 12.5% of January at rates of $0.696, $0.661, $0.663 and $0.630 CAD/litre respectively. The total estimated fair market value of the contracts as at September 30, 2005 is a gain of CAD $1,722,154.

5. **Share capital:**

(a) Authorized:

Unlimited number of Variable Voting Shares
Unlimited number of Common Voting Shares
Unlimited number of Non-voting shares
Unlimited number of Non-voting first, second and third preferred shares

WESTJET AIRLINES LTD.

Notes to Consolidated Financial Statements

For the periods ended September 30, 2005 and 2004 (Unaudited)
(Tabular Dollar Amounts are Stated in Thousands, Except Per Share Data)

5. Share capital (continued):

(a) Authorized (continued):

Variable Voting Shares

An unlimited number of Variable Voting Shares which may be owned and controlled only by persons who are not Canadians and are entitled to one vote per Variable Voting Share unless (i) the number of issued and outstanding Variable Voting Shares exceed 25% of the total number of all issued and outstanding Variable Voting Shares and Common Voting Shares (or any greater percentage the Governor in Council may specify pursuant to the Canada Transportation Act), or (ii) the total number of votes cast by or on behalf of the holders of Variable Voting Shares at any meeting on any matter on which a vote is to be taken exceeds 25% (or any greater percentage the Governor in Council may specify pursuant to the Canada Transportation Act) of the total number of votes that may be cast at such meeting.

If either of the above-noted thresholds are surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically without further act of formality. Under the circumstances described in paragraph (i) above, the Variable Voting Shares as a class cannot carry more than 25% (or any greater percentage the Governor in Council may specify pursuant to the Canada Transportation Act) of the total voting rights attached to the aggregate number of issued and outstanding Variable Voting Shares and Common Voting Shares of WestJet. Under the circumstances described in paragraph (ii) above, the Variable Voting Shares as a class cannot, for a given shareholders' meeting, carry more than 25% (or any greater percentage the Governor in Council may specify pursuant to the Canada Transportation Act) of the total number of votes that may be cast at the meeting.

Each issued and outstanding Variable Voting Share shall be automatically converted into one Common Voting Share without any further intervention on the part of the Corporation or of the holder if (i) the Variable Voting Share is or becomes owned and controlled by a Canadian; or if (ii) the provisions contained in the Canada Transportation Act relating to foreign ownership restrictions are repealed and not replaced with other similar provisions in applicable legislation.

Common Voting Shares

An unlimited number of Common Voting Shares which may be owned and controlled by Canadians only and shall confer the right to one vote per Common Voting Share at all meetings of shareholders of the Corporation.

Each issued and outstanding Common Voting Share shall be converted into one Variable Voting Share automatically and without any further act of WestJet or the holder, if such Common Voting Share becomes owned or controlled by a person who is not a Canadian.

(b) Issued and Outstanding:

On August 30, 2005, the Corporation's Common Shares were restructured into two classes of shares: Variable Voting Shares and Common Voting Shares. Each issued and outstanding Common Share which was not owned and controlled by a Canadian within the meaning of the Canada Transportation Act was converted into one Variable Voting Share and the Common Share was cancelled. Each issued and outstanding Common Share which was owned and controlled by a Canadian within the meaning of the Canada Transportation Act was converted into one Common Voting Share and the Common Share was cancelled. The changes affecting the common voting shares and the variable voting shares were as follows:

(Tabular Dollar Amounts are Stated in Thousands, Except Per Share Data)

5. Share capital (continued):

(b) Issued and Outstanding (continued):

	Three Months Ended September 30, 2005		Nine Months Ended September 30, 2005		Year Ended December 31, 2004	
	Number	Amount	Number	Amount	Number	Amount
Common and variable voting shares:						
Balance, beginning of period	128,255,922	$ 414,542	125,497,407	$ 390,469	123,882,490	$ 376,081
Exercise of options	16,552	105	1,332,682	3,389	1,611,721	13,949
Stock-based compensation expense	-	64	-	450	-	445
Issued from treasury	968,323	11,561	2,410,708	31,986	-	-
Issued on rounding of stock split	-	-	-	-	3,196	-
Share issuance costs	-	(150)	-	(183)	-	(10)
Tax benefit of issue costs	-	50	-	61	-	4
Balance, end of period	129,240,797	$ 426,172	129,240,797	$ 426,172	125,497,407	$ 390,469

As at September 30, 2005, the number of common voting shares and variable voting shares amounted to 117,157,756 and 12,083,041 respectively.

	Three Months Ended September 30, 2004		Nine Months Ended September 30, 2004	
	Number	Amount	Number	Amount
Common shares:				
Balance, beginning of period	125,409,291	$ 390,206	123,882,489	$ 376,081
Exercise of options	38,545	142	1,562,151	13,949
Stock-based compensation expense	-	117	-	445
Issued on rounding of stock split	-	-	3,196	-
Share issuance costs	-	-	-	(10)
Balance, end of period	125,447,836	$ 390,465	125,447,836	$ 390,465

The Corporation has an Employee Share Purchase Plan ("ESPP") whereby the Corporation matches every dollar contributed by each employee. Under the terms of the ESPP the Corporation has the option to acquire common shares on behalf of employees through open market purchases or to issue new shares from treasury at the current market price. During the period ended September 30, 2005, shares under the ESPP were issued from treasury at the current market price. For the three and nine months ended September 30, 2005 $5,780,606 and $15,993,063 of common shares were issued from treasury, respectively (three months ended September 30, 2004 - $nil, nine months ended September 30, 2004 - $nil) representing the Corporation's matching contribution from treasury for employee contributions, for which no cash was exchanged. Current market price for common shares issued from treasury is determined based on the weighted average trading price of the common shares on the Toronto Stock Exchange for the five trading days preceding the issuance.

WESTJET AIRLINES LTD.

Notes to Consolidated Financial Statements

For the periods ended September 30, 2005 and 2004 (Unaudited)
(Tabular Dollar Amounts are Stated in Thousands, Except Per Share Data)

5. Share capital (continued):

(c) Stock option plan:

Changes in the number of options, with their weighted average exercise prices, are summarized below:

	Three Months Ended September 30, 2005		Nine Months Ended September 30, 2005		Year Ended December 31, 2004	
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
Stock options outstanding, beginning of period	11,588,470	$ 13.92	10,682,082	$ 12.37	9,809,753	$ 10.78
Issued	38,344	$ 11.97	4,470,078	$ 14.46	2,927,875	$ 15.73
Exercised	(30,986)	$ 9.44	(3,498,890)	$ 9.82	(1,959,002)	$ 9.42
Cancelled	(63,091)	$ 14.52	(120,533)	$ 14.67	(96,544)	$ 12.83
Stock options outstanding, end of period	11,532,737	$ 13.93	11,532,737	$ 13.93	10,682,082	$ 12.37
Exercisable, end of period	3,933,056	$ 12.23	3,933,056	$ 12.23	4,694,357	$ 10.88

	Three Months Ended September 30, 2004		Nine Months Ended September 30, 2004	
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
Stock options outstanding, beginning of period	11,053,974	$ 12.29	9,809,753	$ 10.78
Issued	13,637	$ 12.96	2,904,677	$ 15.77
Exercised	(114,378)	$ 10.12	(1,707,320)	$ 9.36
Cancelled	(34,344)	$ 13.78	(88,221)	$ 12.53
Stock options outstanding, end of period	10,918,889	$ 12.32	10,918,889	$ 12.32
Exercisable, end of period	4,946,039	$ 10.84	4,946,039	$ 10.84

Under the terms of the Corporation's stock option plans, a cashless settlement alternative is available whereby option holders can either (a) elect to receive shares by delivering cash to the Corporation in the amount of the options or (b) elect to receive a number of shares equivalent to the market value of the options over the exercise price. For the three and nine months ended September 30, 2005, option holders exercised 16,763 and 3,144,188 options, respectively (three months ended September 30, 2004 - 99,987, nine months ended September 30, 2004 - 197,953) on a cashless settlement basis and received 2,329 and 977,980 shares respectively (three months ended September 30, 2004 - 24,154 shares, nine months ended September 30, 2004 - 52,784 shares).

WESTJET AIRLINES LTD.

Notes to Consolidated Financial Statements

For the periods ended September 30, 2005 and 2004 (Unaudited)
(Tabular Dollar Amounts are Stated in Thousands, Except Per Share Data)

5. Share capital (continued):

(d) Per share amounts:

The following table summarizes the shares used in calculating net earnings per share:

	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	2005	2004
Weighted average number of shares outstanding - basic	128,621,232	125,423,627	127,539,066	124,938,868
Effect of dilutive employee stock options	192,029	1,207,202	474,121	2,147,020
Weighted average number of shares outstanding - diluted	128,813,261	126,630,829	128,013,187	127,085,888

For the three and nine month periods ended September 30, 2005, 8,827,355 and 8,681,409 options, respectively, were not included in the calculation of dilutive potential shares as the result would be anti-dilutive.

(e) Stock-based compensation:

On January 1, 2004 the Corporation changed its accounting policy related to stock options granted on or after January 1, 2002. Under the new policy, the Corporation determines the fair value of stock options on their grant date and records this amount as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. The Corporation has retroactively adopted the changes without restatement of prior periods on January 1, 2004 which resulted in retained earnings decreasing by $10,117,000 and an offsetting entry to contributed surplus.

As new options are granted, the fair value of these options will be expensed over the vesting period, with an offsetting entry to contributed surplus. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Upon the exercise of stock options, consideration received together with amounts previously recorded in contributed surplus is recorded as an increase in share capital.

Employee compensation expense included in flight operations and general and administration expenses totalled $4,875,000 and $12,960,000 for the three and nine months ended September 30, 2005 (three months ended September 30, 2004 - $3,412,000, nine months ended September 30, 2004 - $8,870,000) respectively related to the vesting of the outstanding stock options issued on or after January 1, 2002 to officers and certain employees of the Corporation.

The fair market value of options granted during the three and nine months ended September 30, 2005 and 2004 and the assumptions used in their determination are as follows:

	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	2005	2004
Weighted average fair market value per option	$ 4.21	$ 4.41	$ 5.26	$ 4.41
Average risk free interest rate	3.37%	3.86%	3.41%	3.86%
Average volatility	42%	40%	43%	40%
Expected life (years)	3.7 years	3.5 years	3.7 years	3.5 years
Dividends per share	$ -	$ -	$ -	$ -

WESTJET AIRLINES LTD.

Notes to Consolidated Financial Statements

For the periods ended September 30, 2005 and 2004 (Unaudited)
(Tabular Dollar Amounts are Stated in Thousands, Except Per Share Data)

5. **Share capital (continued):**

(f) Contributed surplus:

Changes to contributed surplus were as follows:

	Three Months Ended September 30		Nine Months Ended September 30		Year Ended December 31
	2005	2004	2005	2004	2004
Balance, beginning of period	$ 29,676	$ 15,248	$ 21,977	$ -	$ -
Stock-based compensation - adoption	-	-	-	10,117	10,117
Stock-based compensation expense	4,875	3,412	12,960	8,870	12,305
Stock options exercised	(64)	(118)	(450)	(445)	(445)
Balance, end of period	$ 34,487	$ 18,542	$ 34,487	$ 18,542	$ 21,977

6. **Commitments and contingencies:**

(a) Aircraft:

The Corporation has committed to purchase 12 737-600s and four 737-700s for delivery between October 2005 and December 2006.

The remaining estimated amounts to be paid in deposits and purchase prices in US dollars relating to the purchases of the remaining aircraft, Live satellite television systems and winglets are as follows:

2005	$ 129,633
2006	365,271
2007	1,550
	$ 496,454

The Corporation has an agreement to purchase a Next-Generation flight simulator. The obligation in Canadian dollars is as follows:

2006	$ 1,456

(b) Leasehold commitments:

The Corporation has entered into operating leases and agreements for aircraft, buildings, computer hardware and software licenses, satellite programming, and capital leases relating to aircraft and ground handling equipment. The obligations are as follows:

	Capital Leases	Operating Leases
2005	$ 1,242	$ 23,512
2006	1,687	89,396
2007	211	86,408
2008	211	85,617
2009	510	83,066
2010 and thereafter	-	406,018
Total lease payments	3,861	$ 774,017
Less imputed interest at 7.38%	(214)	
Net minimum lease payments	3,647	
Less current portion of obligations under capital lease	(2,769)	
Obligations under capital lease	$ 878	

WESTJET AIRLINES LTD.

Notes to Consolidated Financial Statements

For the periods ended September 30, 2005 and 2004 (Unaudited)
(Tabular Dollar Amounts are Stated in Thousands, Except Per Share Data)

6. **Commitments and contingencies (continued):**

(b) Leasehold commitments (continued):

The Corporation has capital leases denominated in US dollars. These obligations in US dollars are 2005 - $1,015,000, 2006 - $1,260,000.

Included in operating leases are US dollar operating leases primarily related to aircraft. The obligations of these operating leases in US dollars are 2005 - $17,010,000; 2006 - $68,222,000; 2007 - $68,055,000; 2008 - $68,116,000; 2009 - $68,116,000; 2010 and thereafter - $330,214,000.

(c) Contingencies:

An Amended Fresh as Amended Statement of Claim was filed by Air Canada and ZIP Air Inc. in the Ontario Superior Court on March 11, 2005 against the Corporation, two officers, two employees, two former officers, and one former employee (the "Defendants"). The principal allegations are that the Defendants unlawfully obtained confidential flight load and load factor information from Air Canada's employee travel website and, as a result, the Plaintiffs are seeking disgorgement of any incremental revenue, profits and other benefits aquired by the Defendants as a result of having access to the alleged confidential information. The Plaintiffs are claiming disgorgement, damages for the tort of spoliation and punitive damages in the aggregate amount of $220 million, but the Plaintiffs have provided no details or evidence to substantiate their claim for disgorgement and damages.

A Statement of Claim was also filed by Jetsgo Corporation in the Ontario Superior Court on October 15, 2004 against the Corporation, an officer, and a former officer (the "Defendants"). The principal allegations are that the defendants conspired together to unlawfully obtain Jetsgo's proprietary information and to use this proprietary information to harm Jetsgo and benefit WestJet. The Plaintiff is seeking damages, in an amount to be determined plus $50 million, but the Plaintiff has provided no details or evidence to substantiate its claim. On May 13, 2005 Jetsgo Corporation declared Bankruptcy. As a result, this action has been stayed and no further steps can be taken in the litigation unless a court order is obtained.

Based on the results to date of (i) an internal investigation, (ii) advice from independent industry experts, (iii) cross-examinations of witnesses in the Air Canada proceedings, and (iv) evidence filed by the Plaintiffs in support of various court applications, management believes the amounts claimed are substantially without merit. The amount of loss, if any, to the Corporation as a result of these two claims cannot be reasonably estimated. The defense and investigation of these claims are continuing.

The Corporation is party to other legal proceedings and claims that arise during the ordinary course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material effect upon the Corporation's financial position, results of operations or cash flows.

7. **Employee profit share provision:**

The provision for employee profit share is estimated based on actual year-to-date earnings results. The actual employee profit share amount is to be determined by the Board of Directors based on audited financial results at the completion of the financial year.

8. **Comparative figures:**

Certain prior period balances have been reclassified to conform to current period's presentation.



WESTJET

WESTJET HEAD OFFICE: 5055 - 11 St. NE, Calgary, Alberta, Canada T2E 8N4
Phone: Toll-free 1-888-293-7853, Calgary (403) 444-2600 Fax (403) 444-2301

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Clive J. Beddoe, WestJet Airlines Ltd, President and Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of WestJet Airlines Ltd, (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

April 26, 2005



Clive J. Beddoe
President and Chief Executive Officer

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Clive J. Beddoe, WestJet Airlines Ltd, President and Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of WestJet Airlines Ltd, (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

July 27, 2005



Clive J. Beddoe
President and Chief Executive Officer

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Clive J. Beddoe, WestJet Airlines Ltd, President and Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of WestJet Airlines Ltd, (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

November 02, 2005



Clive J. Beddoe
President and Chief Executive Officer

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Alexander (Sandy) J. Campbell, WestJet Airlines Ltd, Senior Vice President, Finance, Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of WestJet Airlines Ltd, (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

April 26, 2005



Alexander (Sandy) J. Campbell, FCGA
Executive Vice President, Finance, Chief Financial Officer

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Alexander (Sandy) J. Campbell, WestJet Airlines Ltd, Executive Vice President, Finance, Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of WestJet Airlines Ltd, (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

July 27, 2005



Alexander (Sandy) J. Campbell, FCGA
Executive Vice President, Finance, Chief Financial Officer

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Alexander (Sandy) J. Campbell, WestJet Airlines Ltd, Executive Vice President, Finance, Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of WestJet Airlines Ltd, (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

November 02, 2005



Alexander (Sandy) J. Campbell, FCGA
Executive Vice President, Finance, Chief Financial Officer

MATERIAL CHANGE REPORT

1. **Reporting Issuer:**

   WestJet Airlines Ltd. ("WestJet")

2. **Date of Material Change:**

   August 30, 2005

3. **News Release:**

   A press release disclosing the details outlined in this Material Change Report was issued by WestJet from Calgary, Alberta on August 30, 2005 and disseminated through the facilities of Canada Corporate News and would have been received by the securities commissions where WestJet is a "reporting issuer" and the stock exchanges on which the securities of WestJet are listed and posted for trading in the normal course of its dissemination.

4. **Summary of Material Change:**

   Shareholders approved the conversion of WestJet Common Shares to Variable Voting Shares, if owned or controlled by Non-Canadians, and Common Voting Shares, if owned and controlled by Canadians.

5. **Full Description of Material Change:**

   On August 30, 2005 WestJet's shareholders approved the creation of two new classes of shares to replace its common shares in order to address Canadian ownership limits.

   Under Canadian law, Non-Canadian ownership (as defined by the *Canada Transportation Act*) of airline voting shares is limited to 25% of outstanding shares. The amended capital structure will ensure WestJet's continued compliance with the 25% maximum on the number of voting rights attached to shares held by Non-Canadians.

   New Capital Structure

   WestJet's amended capital structure will permit WestJet to issue an unlimited number of Variable Voting Shares. Every issued and outstanding common share under the ownership or control of a Non-Canadian (as defined by the *Canada Transportation Act*) will be converted into one Variable Voting Share. After this conversion, any Common Voting Shares acquired or controlled by Non-Canadians will be converted automatically into Variable Voting Shares.

   The new structure will result in the conversion of each issued and outstanding common share under the ownership and control of a Canadian (as defined by the *Canada Transportation Act*) into one Common Voting Share. After this conversion, Variable Voting Shares acquired andcontrolled by Canadians will automatically be converted into Common Voting Shares.

   Variable Voting Shares, held by Non-Canadians, carry one vote per share unless Non-Canadians hold in excess of 25% of all outstanding voting shares or if Non-Canadian holders of voting shares hold in excess of 25% of the aggregate voting rights of those eligible to vote at a shareholders' meeting. In these circumstances, the voting rights of Non-Canadian shareholders

will be reduced pro-rata such that voting rights of Non-Canadians will be limited to 25% of the rights attaching to all voting shares. Common Voting Shares held by Canadians will continue to carry one vote per share. All other privileges attributed to these shares remain unchanged.

The new classes of shares will be substituted for trading on the Toronto Stock Exchange at the opening of trading on September 2, 2005.

6. **Reliance on Confidentiality Provision:**

Not Applicable.

7. **Omitted Information:**

Not Applicable.

8. **Senior Officer:**

For further information, please contact Alexander (Sandy) J. Campbell, Executive Vice-President, Finance and Chief Financial Officer, Calgary, Alberta, Telephone (403) 444-2600.

9. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to in this report.

DATED September 2, 2005, at the City of Calgary, in the Province of Alberta.

(signed) "*Shawn E. Christensen*"
Shawn E. Christensen
Corporate Secretary
WestJet Airlines Ltd.

cc: The Toronto Stock Exchange

CORPORATE ACCESS NUMBER: 206163735

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT

WESTJET AIRLINES LTD.
AMENDED ITS ARTICLES ON 2004/04/28.


REGISTRAR OF
CORPORATIONS

Name/Structure Change Alberta Corporation - Registration Statement

Service Request Number: 6036942
Corporate Access Number: 206163735
Legal Entity Name: WESTJET AIRLINES LTD.
French Equivalent Name:
Legal Entity Status: Active

Alberta Corporation Type: Named Alberta Corporation
New Legal Entity Name: WESTJET AIRLINES LTD.
New French Equivalent Name:
Nuans Number: PRE-CONV
Nuans Date: 1994/06/27
French Nuans Number:
French Nuans Date:

Share Structure: SEE "CLASSES OF SHARES" ATTACHED
Share Transfers Restrictions: SEE "RESTRICTIONS ON SHARE TRANSFERS" ATTACHED
Number of Directors:
Min Number Of Directors: 3
Max Number Of Directors: 11
Business Restricted To: NONE
Business Restricted From: NONE
Other Provisions: SEE "OTHER PROVISIONS" ATTACHED
BCA Section/Subsection:

Professional Endorsement Provided:
Future Dating Required:

Annual Return

File Year	Date Filed
2003	2003/08/27
2002	2002/06/28
2001	2002/01/22

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded

Restrictions on Share Transfers	ELECTRONIC	1998/11/18
Share Structure	ELECTRONIC	1998/11/18
Other Rules or Provisions	ELECTRONIC	1998/11/18
Share Structure	ELECTRONIC	1999/07/05
Consolidation, Split, Exchange	ELECTRONIC	2000/05/04
Restrictions on Share Transfers	ELECTRONIC	2000/05/04
Consolidation, Split, Exchange	ELECTRONIC	2002/04/25
Share Structure	ELECTRONIC	2003/05/16
Consolidation, Split, Exchange	ELECTRONIC	2004/04/28

Registration Authorized By: DARYL S. FRIDHANDLER
SOLICITOR

ARTICLES OF AMENDMENT

Business Corporations Act
(Alberta)
Section 29 or 177

1. Name of Corporation:	**2. Corporate Access Number:**
WESTJET AIRLINES LTD.	**206163735**

3. The Articles of the above named corporation are amended in accordance with Section 173(1)(f) of the Business Corporations Act:

(a) to subdivide the issued and outstanding Common Shares of the Corporation by issuing an additional one-half of one Common Share for each one Common Share issued and outstanding;

(b) no fractional Common Shares shall be issued on the aforesaid subdivision and in the case that the subdivision results in a shareholder otherwise becoming entitled to a fraction of a Common Share, an adjustment shall be made to round up to the next number of full Common Shares; and

(c) the record date of the subdivision for the purpose of entitlement of additional Common Shares shall be the close of business on May 7, 2004 or such other date as is established prior thereto by the Board of Directors and publicly announced by the Corporation.



Daryl S. Fridhandler	
Name of Person Authorizing (please print)	Signature
Assistant Corporate Secretary	April 28, 2004
Title (please print)	Date

This information is being collected for purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Co-ordinator for Alberta Registries, Research and Program Support, 3rd Floor, Commerce Place, 10155 – 102 Street, Edmonton, Alberta T5J 4L4, (780) 42

G:\050973\0118\Articles of Amendment.DOC

Section 173(1)(f) Schedule

(a) to subdivide the issued and outstanding Common Shares of the Corporation by issuing an additional one-half of one Common Share for each one Common Share issued and outstanding;

(b) no fractional Common Shares shall be issued on the aforesaid subdivision and in the case that the subdivision results in a shareholder otherwise becoming entitled to a fraction of a Common Share, an adjustment shall be made to round up to the next number of full Common Shares; and

(c) the record date of the subdivision for the purpose of entitlement of additional Common Shares shall be the close of business on May 7, 2004 or such other date as is established prior thereto by the Board of Directors and publicly announced by the Corporation.

CORPORATE ACCESS NUMBER: 206163735

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT AND REGISTRATION

OF RESTATED ARTICLES

WESTJET AIRLINES LTD.
AMENDED ITS ARTICLES ON 2003/05/16.


REGISTRAR OF
CORPORATIONS

Name/Structure Change Alberta Corporation - Registration Statement

Service Request Number: 4980525
Corporate Access Number: 206163735
Legal Entity Name: WESTJET AIRLINES LTD.
French Equivalent Name:
Legal Entity Status: Active

Alberta Corporation Type: Named Alberta Corporation
New Legal Entity Name: WESTJET AIRLINES LTD.
New French Equivalent Name:
Nuans Number: PRE-CONV
Nuans Date: 1994/06/27
French Nuans Number:
French Nuans Date:

Share Structure: SEE "CLASSES OF SHARES" ATTACHED
Share Transfers Restrictions: SEE "RESTRICTIONS ON SHARE TRANSFERS" ATTACHED
Number of Directors:
Min Number Of Directors: 3
Max Number Of Directors: 11
Business Restricted To: NONE
Business Restricted From: NONE
Other Provisions: SEE "OTHER PROVISIONS" ATTACHED
BCA Section/Subsection: 173(1)(H)

Professional Endorsement Provided:
Future Dating Required:

Annual Return

File Year	Date Filed
2002	2002/06/28
2001	2002/01/22
2000	2000/10/16

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Restrictions on Share Transfers	ELECTRONIC	1998/11/18
Share Structure	ELECTRONIC	1998/11/18
Other Rules or Provisions	ELECTRONIC	1998/11/18
Share Structure	ELECTRONIC	1999/07/05
Consolidation, Split, Exchange	ELECTRONIC	2000/05/04
Restrictions on Share Transfers	ELECTRONIC	2000/05/04
Consolidation, Split, Exchange	ELECTRONIC	2002/04/25
Share Structure	ELECTRONIC	2003/05/16

Registration Authorized By: DARYL S. FRIDHANDLER
SOLICITOR

ARTICLES OF AMENDMENT

Business Corporations Act (Alberta)
Section 29 or 177

1. **Name of Corporation:**	2. **Corporate Access Number:**
WESTJET AIRLINES LTD.	**206163735**

3. THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

A. Pursuant to Section 173(1)(h) of the *Business Corporations Act* (Alberta) (the "Act"), the Articles of the Corporation be amended as follows:

i) canceling the Performance Shares, none of which are issued or outstanding; and

ii) deleting the Share Structure Schedule as referred to therein in its entirety and replacing it with the attached Classes of Shares Schedule.


BURNET, DUCKWORTH & PALMER LLP
MAY 1 6 2003
FILED

Daryl S. Fridhandler	
Name of Person Authorizing (please print)	Signature
Corporate Secretary	May 16, 2003
Title (please print)	Date

This information is being collected for purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Co-ordinator for Alberta Registries, Research and Program Support, 3rd Floor, Commerce Place, 10155 – 102 Street, Edmonton, Alberta T5J 4L4, (780) 422-7330.

G:\050973\0001\May 2003 Amendment.DOC

CLASSES OF SHARES

The authorized capital of the Corporation consists of the following:

a. An unlimited number of Common Shares, which class of shares shall have attached thereto the rights, privileges, restrictions and conditions set forth in Schedule A hereto;

b. An unlimited number of Non-Voting Shares, issuable in series, which class of shares shall have attached thereto the rights, privileges, restrictions and conditions set forth in Schedule B hereto;

c. An unlimited number of First Preferred Shares, issuable in series, which class of shares shall have attached thereto the rights, privileges, restrictions and conditions set forth in Schedule C hereto;

d. An unlimited number of Second Preferred Shares, issuable in series, which class of shares shall have attached thereto the rights, privileges, restrictions and conditions set forth in Schedule D hereto; and

e. An unlimited number of Third Preferred Shares, issuable in series, which class of shares shall have attached thereto the rights, privileges, restrictions and conditions set forth in Schedule E hereto.

SCHEDULE A

The unlimited number of Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

I. The holders of Common Shares shall be entitled to notice of, to attend and to vote at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Common Shares as such) and to one vote per share on a ballot.

II. Subject to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares, Second Preferred Shares and Third Preferred Shares, or to the shares of any other class of shares of the Corporation ranking prior to the Common Shares, the holders of Common Shares, pari passu with the holders of Non-Voting Shares, shall, at the discretion of the directors, be entitled to receive, out of any or all profits or surplus of the Corporation properly applicable to the payment of dividends, any dividends declared and payable by the Corporation on the Common Shares and Non-Voting Shares.

The Common Shares and the Non-Voting Shares shall rank equally as to dividends on a share-for-share basis.

III. Subject to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares, Second Preferred Shares and Third Preferred Shares, or to the shares of any other class of the Corporation ranking prior to the Common Shares, upon liquidation, dissolution or winding-up of the

Corporation or other distribution of the Corporation assets among its shareholders for the purpose of winding-up its affairs, the holders of Common Shares, pari passu with the holders of Non-Voting Shares, shall be entitled to receive the remaining assets of the Corporation and shall be entitled to share equally, share for share, in all distributions of such assets.

IV. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the Common Shares shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Common Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends pro rata with the holders of Non-Voting Shares.

SCHEDULE B

The unlimited number of Non-Voting Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1. The Non-Voting Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Directors of the Corporation shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the Non-Voting Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions (if any) of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights, and whether into or for securities of the Corporation or otherwise, the voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than Non-Voting Shares or payment in respect of capital on any shares in the capital of the Corporation or creation or issue of debt or equity securities; the whole subject to filing with the Registrar (as defined in the Business Corporations Act (Alberta) or successor legislation thereto) of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series.

2. Notwithstanding paragraph 1, the Directors of the Corporation may at any time or from time to time change the rights, privileges, restrictions and conditions attached to

unissued shares of any series of Non-Voting Shares.

3. The Non-Voting Shares of each series shall rank on a parity with the Non-Voting Shares of every other series with respect to accumulated dividends and return of capital. Subject to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares, Second Preferred Shares and Third Preferred Shares, or to the shares of any other class of shares of the Corporation ranking prior to the Non-Voting Shares, the holders of Non-Voting Shares, pari passu with the holders of Common Shares, shall, at the discretion of the directors, be entitled to receive, out of any or all profits or surplus of the Corporation properly applicable to the payment of dividends, any dividends declared and payable by the Corporation on the Common Shares and Non-Voting Shares.

The Non-Voting Shares and the Common Shares shall rank equally as to dividends on a share-for-share basis.

Subject to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares, Second Preferred Shares and Third Preferred Shares, or to the shares of any other class of the Corporation ranking prior to the Non-Voting Shares, upon liquidation, dissolution or winding-up of the Corporation or other distribution of the Corporation's assets among its shareholders for the purpose of winding-up its affairs, the holders of Non-Voting Shares, pari passu with the holders of Common Shares, shall be entitled to receive the remaining assets of the Corporation and shall be entitled to share equally, share for share, in all distributions of such assets.

If any cumulative dividends or amounts payable on a return of capital are not paid in full, the Non-Voting Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Non-Voting Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends pro rata with the holders of Common Shares.

4. Except as provided for herein below, the Non-Voting Shares shall not have any conversion rights attached thereto.

In the event that an offer is made to purchase Common Shares and the offer is one which must, pursuant to applicable securities legislation or the rules of a stock exchange on which the Common Shares are then listed, be made to all or substantially all the holders of Common Shares in a province of Canada to which the requirement applies, each Non-Voting Share will become convertible at the option of the holder at any time while the offer is in effect into one Common Share and each Common Share will become convertible at the option of the holder

into one Non-Voting Share, at any time while the offer is in effect, and until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised for the purpose of depositing the resulting Common Shares in response to the offer and the transfer agent of the Corporation will deposit the resulting Common Shares on behalf of the shareholder. No share certificates representing Common Shares resulting from the conversion of Non-Voting Shares will be delivered to the shareholder.

If:

(i) Common Shares resulting from the conversion and deposited pursuant to the offer are withdrawn by the shareholder or are not taken up by the offeror; or

(ii) the offer is abandoned or withdrawn by the offeror, Common Shares will be reconverted into Non-Voting Shares and a share certificate representing the Non-Voting Shares will be sent to the shareholder by the transfer agent. Common Shares resulting from the conversion and taken up and paid for by the offeror shall be deemed to be re-converted into Non-Voting Shares at the time the offeror is required under the relevant securities legislation to take up and pay for such shares.

In the event that the offeror takes up and pays for the Common Shares resulting from conversion, the transfer agent of the Corporation shall deliver to the holders thereof the consideration paid for such shares by the offeror.

There will be no right to convert the Non-Voting Shares into Common Shares in the following cases:

a. the offer to purchase Common Shares is not required under applicable securities legislation or the rules of a stock exchange on which the Common Shares are then listed to be made to all or substantially all holders of Common Shares who are in a province of Canada to which the legislation applies, that is, the offer is an "exempt take-over bid" within the meaning of the foregoing securities legislation; or

b. an offer to purchase Non-Voting Shares is made concurrently with the offer to purchase Common Shares and the two offers are identical in respect of price per share, percentage of outstanding shares for which the offer is made, and in all other material respects. The offer to purchase the Non-Voting Shares must be unconditional, subject to the exception that the offer for the Non-Voting Shares may contain a condition to the effect that the offeror not be required to take up and pay for Non-Voting Shares tendered in response to the offer if no shares are purchased pursuant to the contemporaneous offer for the Common Shares; or

c. holders of Common Shares representing, in the aggregate, more than fifty percent (50%) of the then outstanding Common Shares (excluding shares owned immediately prior to the offer by the offeror and any "joint actor", as defined in the relevant securities legislation) certify to the transfer agent

and to the Secretary of the Corporation that they will not tender any shares in response to the offer for the Common Shares.

5. The rights, privileges, restrictions and conditions attaching to the Non-Voting Shares as a class may be added to, changed or removed but only with the approval of the holders of the Non-Voting Shares given as herein specified.

6. The rights, privileges, restrictions and conditions attaching to the Non-Voting Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the Non-Voting Shares given in such a manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of holders of Non-Voting Shares duly called for such purpose and held upon at least twenty-one (21) days' notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least twenty (20%) per cent of the outstanding Non-Voting Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than fifteen (15) days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a Non-Voting Share shall be entitled to one (1) vote in respect of each one ($1) dollar of stated value of Non-Voting Shares held.

SCHEDULE C

The unlimited number of First Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1. The First Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Directors of the Corporation shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the First Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions (if any) of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights, and whether into or for securities of the Corporation or otherwise, the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than First

Preferred Shares or payment in respect of capital on any shares in the capital of the Corporation or creation or issue of debt or equity securities; the whole subject to filing with the Registrar (as defined in the Business Corporations Act (Alberta) or successor legislation thereto) of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series.

1.1 Subject to applicable law, the holders of First Preferred Shares shall not be entitled as such (except as hereinafter specifically provided) to any voting rights at any meeting of shareholders of the Corporation unless and until the Corporation from time to time shall fail to pay any dividends due on any such shares for a period of twelve (12) or more months; thereafter, but only so long as any dividends on any such shares are not paid for such period, the holders of such shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation and shall be entitled to one vote in respect of each such share held at all shareholders' meetings (other than meetings or resolutions of holders of another class or series of shares required by law to be held separately).

2. Notwithstanding paragraph 1, the Directors of the Corporation may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of First Preferred Shares.

3. The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series with respect to accumulated dividends and return of capital. The First Preferred Shares shall be entitled to a preference over the Second Preferred Shares, the Common Shares, the Third Preferred Shares, the Non-Voting Shares and over any other shares of the Corporation ranking junior to the First Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the First Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the First Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The First Preferred Shares of any series may also be given such other preferences not inconsistent with paragraphs 1 through 5 hereof over the Second Preferred Shares, the Common Shares, the Third Preferred Shares, the Non-Voting Shares and any other shares ranking junior to the First Preferred Shares as

may be determined in the case of each such series of First Preferred Shares.

4. The rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the First Preferred Shares given as herein specified.

5. The rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the First Preferred Shares given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of a least two-thirds of the votes cast at a meeting of holders of First Preferred Shares duly called for such purpose and held upon at least twenty-one (21) days' notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least twenty (20%) per cent of the outstanding First Preferred Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than fifteen (15) days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a First Preferred Share shall be entitled to one (1) vote in respect of each one ($1) dollar of stated value of First Preferred Shares held.

SCHEDULE D

The unlimited number of Second Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1. The Second Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Directors of the Corporation shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the Second Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions (if any) of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights, and whether into or for securities of the Corporation or otherwise, the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than Second Preferred Shares or payment in respect of capital on any shares

in the capital of the Corporation or creation or issue of debt or equity securities; the whole subject to filing with the Registrar (as defined in the Business Corporations Act (Alberta) or successor legislation thereto) of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series.

1.1 Subject to applicable law, the holders of Second Preferred Shares shall not be entitled as such (except as hereinafter specifically provided) to any voting rights at any meeting of shareholders of the Corporation unless and until the Corporation from time to time shall fail to pay any dividends due on any such shares for a period of twelve (12) or more months; thereafter, but only so long as any dividends on any such shares are not paid for such period, the holders of such shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation and shall be entitled to one vote in respect of each such share held at all shareholders' meetings (other than meetings or resolutions of holders of another class or series of shares required by law to be held separately).

2. Notwithstanding paragraph 1, the Directors of the Corporation may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of Second Preferred Shares.

3. The Second Preferred Shares of each series shall rank on a parity with the Second Preferred Shares of every other series with respect to accumulated dividends and return of capital. The Second Preferred Shares shall be entitled to a preference over the Common Shares, the Third Preferred Shares, the Non-Voting Shares and over any other shares of the Corporation ranking junior to the Second Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the Second Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Second Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The Second Preferred Shares of any series may also be given such other preferences not inconsistent with paragraphs 1 through 5 hereof over the Common Shares, the Third Preferred Shares, the Non-Voting Shares, and any other shares ranking junior to the Second Preferred Shares as may be determined in the case of each such series of Second Preferred

Shares.

4. The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Second Preferred Shares given as herein specified.

5. The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the Second Preferred Shares given in such a manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of holders of Second Preferred Shares duly called for such purpose and held upon at least twenty-one (21) days' notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least twenty (20%) per cent of the outstanding Second Preferred Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than fifteen (15) days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders.

On every vote taken at every such meeting or adjourned meeting each holder of a Second Preferred Share shall be entitled to one (1) vote in respect of each one ($1) dollar of stated value of Second Preferred Shares held.

SCHEDULE E

The unlimited number of Third Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1. The Third Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Directors of the Corporation shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the Third Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions (if any) of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights, and whether into or for securities of the Corporation or otherwise, the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than Third

Preferred Shares or payment in respect of capital on any shares in the capital of the Corporation or creation or issue of debt or equity securities; the whole subject to filing with the Registrar (as defined in the Business Corporations Act (Alberta) or successor legislation thereto) of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series.

1.1 Subject to applicable law, the holders of Third Preferred Shares shall not be entitled as such (except as hereinafter specifically provided) to any voting rights at any meeting of shareholders of the Corporation unless and until the Corporation from time to time shall fail to pay any dividends due on any such shares for a period of twelve (12) or more months; thereafter, but only so long as any dividends on any such shares are not paid for such period, the holders of such shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation and shall be entitled to one vote in respect of each such share held at all shareholders' meetings (other than meetings or resolutions of holders of another class or series of shares required by law to be held separately).

2. Notwithstanding paragraph 1, the Directors of the Corporation may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of Third Preferred Shares.

3. The Third Preferred Shares of each series shall rank on a parity with the Third Preferred Shares of every other series with respect to accumulated dividends and return of capital. The Third Preferred Shares shall be entitled to a preference over the Common Shares, the Non-Voting Shares and over any other shares of the Corporation ranking junior to the Third Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the Third Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Third Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The Third Preferred Shares of any series may also be given such other preferences not inconsistent with paragraphs 1 through 5 hereof over the Common Shares, the Non-Voting Shares and any other shares ranking junior to the Second Preferred Shares as may be determined in the case of each such series of Third Preferred Shares.

4. The rights, privileges, restrictions and conditions attaching to the Third Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Third Preferred Shares given as herein specified.

5. The rights, privileges, restrictions and conditions attaching to the Third Preferred Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the Third Preferred Shares given in such a manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of holders of Third Preferred Shares duly called for such purpose and held upon at least twenty-one (21) days' notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least twenty (20%) per cent of the outstanding Third Preferred Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than fifteen (15) days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a Third Preferred Share shall be entitled to one (1) vote in respect of each one ($1) dollar of stated value of Third Preferred Shares held.

CORPORATE ACCESS NUMBER: 206163735

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT

WESTJET AIRLINES LTD.
AMENDED ITS ARTICLES ON 2002/04/25.


REGISTRAR OF
CORPORATIONS

Name/Structure Change Alberta Corporation - Registration Statement

Service Request Number:	3877284
Corporate Access Number:	206163735
Legal Entity Name:	WESTJET AIRLINES LTD.
French Equivalent Name:	
Legal Entity Status:	Active
Alberta Corporation Type:	Named Alberta Corporation
New Legal Entity Name:	WESTJET AIRLINES LTD.
3 New French Equivalent Name:	
Nuans Number:	PRE-CONV
Nuans Date:	1994/06/27
French Nuans Number:	
French Nuans Date:	
Share Structure:	SEE "CLASSES OF SHARES" ATTACHED
Share Transfers Restrictions:	SEE "RESTRICTIONS ON SHARE TRANSFERS" ATTACHED
Number of Directors:	
Min Number Of Directors:	3
Max Number Of Directors:	11
Business Restricted To:	NONE
Business Restricted From:	NONE
Other Provisions:	SEE "OTHER PROVISIONS" ATTACHED
BCA Section/Subsection:	
Professional Endorsement Provided:	
Future Dating Required:	
Amendment Date:	2002/04/25

Annual Return

File Year	Date Filed
2001	2002/01/22
2000	2000/10/16
1999	1999/08/03

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Restrictions on Share Transfers	ELECTRONIC	1998/11/18
Share Structure	ELECTRONIC	1998/11/18
Other Rules or Provisions	ELECTRONIC	1998/11/18
Share Structure	ELECTRONIC	1999/07/05
Section 167(1)(f) Schedule	ELECTRONIC	2000/05/04
Restrictions on Share Transfers	ELECTRONIC	2000/05/04
Section 167(1)(f) Schedule	ELECTRONIC	2002/04/25

Registration Authorized By: DARYL S. FRIDHANDLER
SOLICITOR

ARTICLES OF AMENDMENT

Business Corporations Act
(Alberta)
Section 29 or 177

1. **Name of Corporation:**	2. **Corporate Access Number:**
WESTJET AIRLINES LTD.	**206163735**

3. **The Articles of the above named corporation are amended in accordance with Section 173(1)(f) of the Business Corporations Act:**

(a) to subdivide the issued and outstanding Common Shares of the Corporation by issuing an additional one-half of one Common Share for each one Common Share issued and outstanding;

(b) no fractional Common Shares shall be issued on the aforesaid subdivision and in the case that the subdivision results in a shareholder otherwise becoming entitled to a fraction of a Common Share, an adjustment shall be made to round up to the next number of full Common Shares; and

(c) the record date of the subdivision for the purpose of entitlement of additional Common Shares shall be the close of business on May 3, 2002 or such other date as is established prior thereto by the Board of Directors and publicly announced by the Corporation.


APR 25 2002
FILED

Daryl S. Fridhandler	[signature]
Name of Person Authorizing (please print)	Signature
Corporate Secretary	April 25, 2002
Title (please print)	Date

Section 173(1)(f) Schedule

The Articles of the above named corporation are amended in accordance with Section 173(1)(f) of the Business Corporations Act:

(a) to subdivide the issued and outstanding Common Shares of the Corporation by issuing an additional one-half of one Common Share for each one Common Share issued and outstanding;

(b) no fractional Common Shares shall be issued on the aforesaid subdivision and in the case that the subdivision results in a shareholder otherwise becoming entitled to a fraction of a Common Share, an adjustment shall be made to round up to the next number of full Common Shares; and

(c) the record date of the subdivision for the purpose of entitlement of additional Common Shares shall be the close of business on May 3, 2002 or such other date as is established prior thereto by the Board of Directors and publicly announced by the Corporation.

CORPORATE ACCESS NUMBER: 206163735

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT AND REGISTRATION

OF RESTATED ARTICLES

WESTJET AIRLINES LTD.
AMENDED ITS ARTICLES ON 2000/05/04.


REGISTRAR OF
CORPORATIONS

Name/Structure Change Alberta Corporation - Registration Statement

Service Request Number:	1993275
Corporate Access Number:	206163735
Previous Legal Entity Name:	WESTJET AIRLINES LTD.
Previous French Equivalent Name:	
Legal Entity Name:	WESTJET AIRLINES LTD.
French Equivalent Name:	
Legal Entity Status:	Active
Alberta Corporation Type:	Named Alberta Corporation
Nuans Report Number:	PRE-CONV
Nuans Report Date:	1994/06/27
French Name Nuans Report Number:	
French Name Nuans Report Date:	
Classes Of Shares and any Maximum Number(within each class):	SEE "CLASSES OF SHARES" ATTACHED
Restrictions On Share Transfers:	SEE "RESTRICTIONS ON SHARE TRANSFERS" ATTACHED
Minimum Number Of Directors:	3
Maximum Number Of Directors:	11
Restrictions On Business To:	NONE
Restrictions On Business From:	NONE
Other Provisions:	SEE "OTHER PROVISIONS" ATTACHED
Section And Subsection of Act Change Made Under:	168(3)
Restatement of Articles:	
Directors Issue Shares In Series:	
Professional Endorsement Provided:	
Future Dating Required:	
Amendment Date:	2000/05/04

Annual Returns

File Year	Date Filed
1999	1999/08/03
1998	1998/10/16
1997	1997/07/09

Court Orders

Order Type	Order Date	Order Number	Judicial District	Termination Date

Attachments

Attachment Type	Microfilm Bar Code	Date Recorded
Restrictions on Share Transfers	ELECTRONIC	2000/05/04

Registration Authorized By: DARYL S. FRIDHANDLER
SOLICITOR

BUSINESS CORPORATIONS ACT
(SECTION 27 OR 171)

FORM 4

ARTICLES OF AMENDMENT

1. NAME OF CORPORATION:

WESTJET AIRLINES LTD.

2. CORPORATE ACCESS NUMBER

206163735

3. THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

i. Pursuant to subsection 168(3) of the *Business Corporations Act* (Alberta) that:

(a) The Articles of Incorporation of the Corporation be and they are hereby amended by the substitution of the current provisions contained in "Restrictions on Share Transfers -Schedule G" with the text attached as Appendix 1 hereto.

DATE	SIGNATURE	TITLE
May 4, 2000		Corporate Secretary

G:\050973\0069\amend-art2.wpd



BUSINESS CORPORATIONS ACT
(SECTION 27 OR 171)

FORM 4

ARTICLES OF AMENDMENT

1. NAME OF CORPORATION: WESTJET AIRLINES LTD.
2. CORPORATE ACCESS NUMBER: 206163735

3. THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

i. Pursuant to subsection 167(1)(f) of the *Business Corporations Act* (Alberta) that:

(a) the Articles of Incorporation be and they are hereby amended to subdivide the issued and outstanding Common Shares of the Corporation by issuing an additional one-half of one Common Share for each one Common Share issued and outstanding;

(b) no fractional Common Shares shall be issued on the aforesaid subdivision and in the case that the subdivision results in a shareholder otherwise becoming entitled to a fraction of a Common Share, an adjustment shall be made to round up to the next number of full Common Shares; and

(c) the record date of the subdivision for the purpose of entitlement of additional Common Shares shall be the close of business on May 12, 2000 or such other date as is established prior thereto by the Board of Directors and publicly announced by the Corporation.

DATE	SIGNATURE	TITLE
May 4, 2000		Corporate Secretary

 

G:\050973\0069\amend-art1.wpd

Section 167(1)(f) Schedule

The issued and outstanding Common Shares of the Corporation are subdivided by issuing an additional one-half of one Common Share for each one Common Share issued and outstanding. No fractional Common Shares shall be issued on the aforesaid subdivision and in the case that the subdivision results in a shareholder otherwise becoming entitled to a fraction of a Common Share, an adjustment shall be made to round up to the next number of full Common Shares. The record date of the subdivision for the purpose of entitlement of additional Common Shares shall be the close of business on May 12, 2000 or such other date as is established prior thereto by the Board of Directors and publicly announced by the Corporation.

G:\050973\0069\crp03sch.wpd

RESTRICTIONS ON SHARE TRANSFERS

SCHEDULE G

1. Definitions

1.1 For the purposes of this Schedule G, the following terms have the following meanings:

"ABCA" means the Business Corporations Act, S.A. 1981, C. B-15, as amended and the regulations thereunder;

"Aggregate Votes" means the aggregate of the votes attached to all voting shares of the Corporation that may ordinarily be cast to elect directors of the Corporation, other than the votes attached to the voting shares, if any, held by or on behalf of the Minister;

"corporation" includes a body corporate, partnership and unincorporated organization;

"CTA" means the Canada Transportation Act, s.c. 1996, c. 10, as amended, or any successor legislation thereto that is intended to, inter alia, regulate the ownership of airlines;

"Minister" means the President of the Queen's Privy Council or such other member of the Queen's Privy Council for Canada as may be designated by the Governor in Council as the Minister for the purposes of the CTA;

"Ownership Rights" means, with respect to voting shares of the Corporation, all rights attaching thereto, including the rights to vote at any meeting of shareholders, to receive any dividends declared thereon by the Corporation, and to receive the remaining property of the Corporation upon liquidation, dissolution or winding-up of the Corporation;

"person" means any individual, body corporate, government or agency thereof, partnership, unincorporated syndicate, unincorporated organization, trustee, executor, administrator and other legal representative; and

"voting share" means a share in the capital of a corporation that carries, under all circumstances or by reason of an event that has occurred and is continuing, a right to vote.

1.2 All terms used in this Schedule G which are not defined in these Articles but are defined in the CTA or the ABCA have the meaning ascribed thereto in the CTA or the ABCA respectively, provided that in the event of any inconsistency between a definition contained in the CTA and a definition contained herein or in the ABCA, the definition contained in the CTA shall prevail. Any provision of this Schedule G which may be read in a manner that is inconsistent with the CTA shall be read so as to be consistent therewith.

2. Constraints on Issue and Transfer

2.1 The Corporation shall not:

a. accept any subscription for its voting shares;

b. issue any of its voting shares;

c. register or otherwise recognize the transfer of any of its voting shares; or

d. purchase or otherwise acquire any of its voting shares;

if, as a result of such subscription, issue, transfer or purchase the Corporation would cease to be a "Canadian" as defined in the CTA or as specified in any regulation made thereunder.

2.2 In the event that any law of Canada or a province applicable to the Corporation should become prescribed for the purposes of Section 168(5) of the ABCA, these Articles shall be read as if the constraints imposed pursuant to Section 2.1 included constraints in order to assist the Corporation or any of its affiliates or associates (as such terms are defined in the ABCA) to qualify under such prescribed law (including the CTA and any regulations thereunder and the Air Regulations under the Aeronautics Act (Canada)) to receive licenses, permits, grants, payments or other benefits by reason of attaining or maintaining a specified level of Canadian ownership or control and such specified level of Canadian ownership or control shall be the level of Canadian ownership or control designated by such prescribed law of Canada or a province.

3. Constraints on Ownership Rights

No person shall hold, beneficially own or control, directly or indirectly, voting shares of the Corporation in a manner contrary to the constraints set forth in Section 2 and the Corporation shall refuse to recognize all Ownership Rights that would otherwise be attached to any voting shares held, beneficially owned or controlled, directly or indirectly, contrary to any such constraints, by deeming all voting shares held contrary to such constraints to be struck from the register of securities in an order inverse to the order of the registration of the acquisition by the holders of such voting shares, such that the number of shares held, beneficially owned or controlled, directly or indirectly, by a person or persons in any constrained class referred to in Section 2 is reduced to the permitted threshold for that class, as the case may be.

4. Limitation on Voting Rights

Where, at any meeting of shareholders of the Corporation more than 25% (or such greater number as is otherwise permitted under the CTA or any regulations thereunder) of the voting shares represented at such meeting are held, beneficially owned or controlled, directly or indirectly, by non-Canadians, the voting rights attached to such voting shares shall be restricted on a pro rata basis such that the total number of votes which may be cast by or on behalf of non-Canadians at such meeting shall not be greater than 25% (or such greater number as is otherwise permitted under the CTA) of the total number of votes which may be cast at such meeting.

5. Sale of Constrained Shares

5.1 Without limiting any of the provisions of this Schedule G, the Corporation may, for the purposes of enforcing any constraint imposed pursuant to Section 2 above, sell, as if it were the owner thereof, any voting shares that are owned, or that the directors determine may be owned, by any person or persons, contrary to such constraint, provided that such sale is conducted in accordance with the provisions set out below.

5.2 (1) For the purposes of Section 5.1, before the Corporation concludes that shares of the Corporation are owned contrary to a constraint referred to in Section 2 or the directors of the Corporation determine the shares of the Corporation may be owned contrary to such constraint, the Corporation shall send by registered mail a written notice in accordance with subsection 5.2(5) to the person shown in the securities register of the Corporation as the holder of the shares.

(2) For the purposes of Section 5.1, in determining that shares of the Corporation may be owned contrary to a constraint referred to in Section 2, the directors of the Corporation shall

(a) ascertain whether or not the Corporation has received a reply to a request for information referred to in subsection 5.2(7) respecting such shares and consider the reply, if any, thereto; and

(b) examine and consider any other records of the Corporation containing information that would indicate whether such shares are owned contrary to such constraint.

(3) For the purposes of Section 5.1 where the Corporation has sent a notice referred to in subsection 5.2(1) to a person shown in the securities register of the Corporation as the holder of shares and

(a) the Corporation has concluded that shares in respect of which the notice was sent are owned contrary to a constraint referred to in Section 2.1, or

(b) the directors of the Corporation have determined in accordance with subsection 5.2(2) that shares in respect of which the notice was sent may be owned contrary to such constraint,

and the Corporation intends to sell all or some of the shares pursuant to Section 5.1, the Corporation shall, not less than 90 days but not more than 150 days after the sending of such notice, send to that person by registered mail a further written notice in accordance with subsection 5.2(6) respecting the shares that the Corporation intends to sell.

(4) Where a Corporation sends a notice under subsection 5.2(1) or 5.2(3), the Corporation shall, at the time the notice is sent, enter or cause to be entered in the securities register of the Corporation the particulars of such notice including the date on which it was sent.

(5) The notice referred to in subsection 5.2(1) shall contain

(a) the name and address of the holder of the shares as shown in the securities register of the Corporation;

(b) a statement identifying the certificate representing the shares by certificate number or otherwise;

(c) a statement including that all or some of the shares may be sold by the Corporation pursuant to Section 5.1 if such shares are owned, or the directors of the Corporation determine in accordance with subsection 5.2(2) that such shares may be owned, contrary to a constraint referred to in Section 2.1;

(d) a statement indicating that the Corporation may conclude that all or some of the shares are owned contrary to a constraint referred to in Section 2.1;

(e) a statement indicating that the directors of the Corporation may determine in accordance with subsection 5.2(2) that all or some of the shares

may be owned contrary to a constraint referred to in Section 2.1 and that for the purpose of making such determination the directors of the Corporation will

(i) consider the reply, if any, to a request for information referred to in subsection 5.2(7) respecting such shares, and

(ii) examine and consider any other records of the Corporation containing information that would indicate whether such shares are owned contrary to such constraint;

(f) a statement indicating that no share in respect of which the notice is sent may be sold pursuant to Section 5.1 if a transfer of such share is registered in the securities register of the Corporation after the notice was sent unless the Corporation again complies with the requirements set out in this Section 5 respecting the sale of such share;

(g) a statement indicating that no share in respect of which the notice is sent may be sold pursuant to Section 5.1 unless not less than 60 days but not more than 150 days have elapsed from the day on which a notice referred to in subsection 5.2(3) is sent to the holder of such share;

(h) a statement indicating the earliest date and the latest date on which the Corporation may sell the shares, having regard to the requirements set out in Section 5.4;

(i) a statement indicating that the shares may be sold on any stock exchange where shares of the Corporation are listed and posted for trading or, where shares of the Corporation are not listed and posted for trading on any stock exchange, in such other manner as the directors of the Corporation determine to be appropriate;

(j) a statement indicating that, if not all the shares of the holder represented by a certificate are sold pursuant to Section 5.1, a certificate representing the shares that are not sold will be issued upon surrender for cancellation of the certificate representing the shares sold; and

(k) a statement indicating that, forthwith upon the sale of the shares pursuant to Section 5.1, the Corporation will

(i) register the transfer or a notice of the sale of such shares or cause the transfer or a notice of the sale of such shares to be registered in the securities register of the Corporation, and

(ii) send a notice of such sale in accordance with paragraph 5.5(1)(b) to the person shown in the securities register of the Corporation as the holder of such shares at the time of sale.

(6) The notice referred to in subsection 5.2(3) shall contain

(a) the name and address of the holder of the shares as shown in the securities register of the

Corporation;

(b) a statement identifying the certificate representing the shares by certificate number or otherwise;

(c) a statement indicating that all or some of the shares may be sold by the Corporation pursuant to Section 5.1 if such shares are owned, or the directors of the Corporation determine in accordance with subsection 5.2(2) that such shares may be owned, contrary to a constraint referred to in Section 2.1;

(d) a statement indicating that the Corporation has concluded that the shares are owned, or that the directors of the Corporation have determined in accordance with subsection 5.2(2) that the shares may be owned, contrary to a constraint referred to in Section 2.1 and indicating the reason why the Corporation so concluded or the directors so determined, as the case may be;

(e) a statement indicating that the Corporation intends to sell all or a specified number of the shares pursuant to Section 5.1;

(f) a statement indicating that if before the sale the Corporation changes its conclusion that the shares are owned, or the directors of the Corporation change their determination made in accordance with subsection 5.2(2) that the shares may be owned, contrary to a constraint referred to in Section 2.1 or there is a change in the reason for such conclusion or determination, the Corporation will send a notice in accordance with subsection 5.3(1) to the person shown in the securities register of the Corporation as the holder of the shares;

(g) a statement advising that, unless the person shown in the securities register of the Corporation as the holder of the shares receives a notice referred to in paragraph 5.2(6)(f), such person and all other interested persons should not assume

(i) that the Corporation has changed its conclusion that the shares are owned, or the directors of the Corporation have changed their determination made in accordance with subsection 5.2(2) that the shares may be owned, contrary to a constraint referred to in Section 2.1,

(ii) that there has been a change in the reason for such conclusion or determination, or

(iii) that the Corporation no longer intends to sell the shares pursuant to Section 5.1;

(h) a statement indicating that no share in respect of which the notice is sent may be sold pursuant to Section 5.1 if a transfer of such share is registered in the securities register of the Corporation after the notice referred to in subsection 5.2(1) was sent unless the Corporation again complies with the requirements set out in this Section 5 respecting the sale of such share;

(i) a statement indicating that no share in respect of

which the notice is sent may be sold pursuant to Section 5.1 unless not less than 60 days but not more than 150 days have elapsed from the day on which the notice was sent to the holder of such share; and

(j) a statement indicating each of the matters referred to in paragraphs 5.2(5)(h) to (k).

(7) The notice referred to in subsection 5.2(1) shall be accompanied by a request for such information, including a request for the completion of such forms, as would indicate whether the shares are owned contrary to a constraint referred to in Section 2.1

(8) The notice referred to in subsection 5.2(3) shall be accompanied by a request for information referred to in subsection 5.2(7) unless the Corporation has received the requested information before the notice is sent.

(9) A request for information referred to in subsection 5.2(7) shall be accompanied by instructions for the furnishing of the information and the completion of the forms referred to in that subsection and by a sufficient number of copies of the forms.

5.3 (1) Where the Corporation

(a) has sent a notice referred to in subsection 5.2(3) to a person shown in the securities register of the Corporation as the holder of shares, and

(b) has not sold, pursuant to Section 5.1, a share in respect of which the notice was sent,

and the Corporation changes its conclusion that the share is owned, or the directors of the Corporation change their determination made in accordance with subsection 5.2(2) that the share may be owned, contrary to such constraint, or there is a change in the reason for such conclusion or determination, the Corporation shall forthwith send by registered mail to that person a notice of such change of conclusion or determination including the reason therefor or a notice of such change in the reason for such conclusion or determination, as the case may be.

(2) Where a Corporation sends a notice under subsection 5.3(1), the Corporation shall, at the time the notice is sent, enter or cause to be entered in the securities register of the Corporation the particulars of such notice including the date on which it was sent.

5.4 (1) No share shall be sold by the Corporation pursuant to Section 5.1 unless

(a) the Corporation has sent the notices referred to in subsections 5.2(1) and (3) to the person shown in the securities register of the Corporation as the holder of the share;

(b) not less than 150 days but not more than 300 days have elapsed from the day on which the notice referred to in subsection 5.2(1) was sent to the holder of the share;

(c) not less than 60 days but not more than 150 days have elapsed from the day on which the notice referred to in subsection 5.2(3) was sent to the holder of the share;

(d) the Corporation has concluded that the share is owned, or the directors of the Corporation have determined in accordance with subsection 5.2(2) that the share may be owned, contrary to a constraint referred to in Section 2.1 and, at the time of sale, the Corporation has no reasonable grounds on which to change its conclusion or the directors of the Corporation have no reasonable grounds on which to change their determination, as the case may be;

(e) the sale takes place

(i) on any stock exchange where the shares of the Corporation are listed and posted for trading, or

(ii) where shares of the Corporation are not listed and posted for trading on any stock exchange, in such other manner as the directors of the Corporation determine to be appropriate; and

(f) the Corporation sells the share with a view to obtaining the best sale price available in the circumstances at the time of sale.

(2) No share in respect of which a notice is sent in accordance with subsection 5.2(1) shall be sold by the Corporation pursuant to Section 5.1 if a transfer of such share is registered in the securities register of the Corporation after the notice was sent unless the Corporation again complies with the requirements set out in this Section 5 respecting the sale of such share.

5.5 (1) Forthwith upon a sale of shares by the Corporation pursuant to Section 5.1, the Corporation shall

(a) register the transfer or a notice of the sale of such shares or cause the transfer or a notice of the sale of such shares to be registered in the securities register of the Corporation; and

(b) send a notice of such sale to the person shown in the securities register of the Corporation as the holder of the shares at the time of the sale.

(2) The notice referred to in paragraph 5.5(1)(b) shall

(a) state the number of shares sold;

(b) identify the certificate representing the shares sold, by certificate number or otherwise;

(c) state the date and manner of sale;

(d) state the manner in which the person entitled to receive the net proceeds of the sale pursuant to 5.1 may obtain such proceeds;

(e) state that the Corporation concluded that the shares were owned, or that the directors determined in accordance with subsection 5.2(2) that the shares may be owned, contrary to a constraint referred to in Section 2.1 and state the reason why the Corporation so concluded or the directors so determined, as the case may be; and

(f) contain a statement, if not all of the shares of the holder represented by a certificate were sold, that not all of such shares were sold and that a

certificate representing the shares that were not sold will be issued upon surrender for cancellation of the certificate representing the shares sold.

5.6 For the purposes of this Section 5, the proceeds of a sale by the Corporation under Section 5.1 shall be deposited in an interest bearing account with a bank in Canada to which the Bank Act applies or a trust company in Canada to which the Trust Companies Act applies or invested in any investment authorized under subsection 63(1) of the Canadian and British Insurance Companies Act.

6. Control

For the purposes of this Schedule G,

a. a corporation is controlled by a person if

i. more than fifty percent of the voting shares of the corporation are held by the person and by another person, if any, who is associated with that person;

ii. the voting rights attached to any shares of the corporation held by the person and by another person, if any, who is associated with that person, are sufficient, if exercised, to elect a majority of the directors of the corporation; and

iii. the person has, in relation to the corporation, any direct or indirect influence which, if exercised, would result in control in fact of the corporation;

b. a partnership or unincorporated organization is controlled by a person if any ownership interest therein representing more than fifty percent (50%) of the assets of the partnership or organization is held, otherwise than by way of security only, by or for the benefit of that person.

7. Associate

a. For the purposes of this Schedule G, a person is associated with another person if

i. one person is a corporation of which the other person is a director or an officer;

ii. one person is a corporation that is directly or indirectly controlled by the other person;

iii. one person is a partnership of which the other person is a partner;

iv. both persons are corporations and one corporation is controlled, directly or indirectly, by the same person that controls, directly or indirectly, the other corporation;

v. both persons are members of a voting trust that relates to the voting shares of a transportation undertaking;

vi. both persons are parties to an agreement or arrangement, a purpose of which is to require the parties to act in concert with respect to their interests, direct or indirect, in a transportation undertaking; or

vii. both persons are associated within the meaning of paragraphs i. to vi. with a same third person.

8. Joint Ownership and Changes

8.1 For the purposes of this Schedule G, where voting shares of the Corporation are held, beneficially owned or controlled by several persons jointly, the number of voting shares held, beneficially owned or controlled by any one such person shall include the number of voting shares held, beneficially owned or controlled jointly with such other persons.

8.2 Where one or more of the joint holders, beneficial owners or persons controlling the voting shares is a non-Canadian, the voting shares held, beneficially owned or controlled jointly are deemed to be held, beneficially owned or controlled, as the case may be, by such non-Canadian.

8.3 Where a person who was a Canadian becomes a non-Canadian on any day, the date of purchase of the voting shares of the Corporation held, beneficially owned or controlled by such person shall, for the purposes of Section 3, be deemed to be the day that such person became a non-Canadian.

9. Exceptions

9.1 Nothing in this Schedule G shall be construed to apply in respect of voting shares of the Corporation that:

a. are held by the Minister in trust for Her Majesty in Right of Canada;

b. are held by one or more underwriters solely for the purpose of distributing the shares to the public; or

c. are held by any person that is acting in relation to the shares solely in its capacity as an intermediary in the payment of funds or the delivery of securities, or both, in connection with trades in securities and that provides centralized facilities for the clearing of trades in securities.

9.2 The constraints imposed pursuant to Section 2 do not apply to the extent that a person or their associates holds voting shares by way of security only and such holding by way of security only is evidenced in such form as may be prescribed by the by-laws or resolutions adopted by the shareholders or directors of the Corporation and filed by such holder with the Corporation.

10. By-Laws

10.1 Subject to section 98 of the ABCA, the directors of the Corporation may make, amend or repeal any by-laws required to administer the constrained share provisions set out in these articles including by-laws:

a. to require any person in whose name voting shares of the Corporation are registered to furnish a statutory declaration under the Canada Evidence Act declaring whether

i. the shareholder is the beneficial owner of the voting shares of the Corporation or holds them for a beneficial owner,

ii. the shareholder is an associate of any other shareholder,

iii. the shareholder or beneficial owner is a Canadian,

and declaring any further facts that the directors consider relevant;

b. to require any person seeking to have a transfer of a voting

share registered in his name or to have a voting share issued to him to furnish a declaration similar to the declaration a shareholder may be required to furnish under paragraph (a); and

c. to determine the circumstances in which any declarations are required, their form and the times when they are to be furnished.

10.2 Where a person is required to furnish a declaration pursuant to a by-law made under Section 10.1 the directors may refuse to register a transfer of a voting share in their name or to issue a voting share to them until that person has furnished the declaration.

10.3 In administering the constrained share provisions set out herein, the directors of the Corporation may rely upon

a. a statement made in a declaration referred to in Section 10.1 or 10.2; and

b. the knowledge of a director, officer, employee or agent of the Corporation.

10.4 Where the directors are required to determine the total number of voting shares of the Corporation held by or on behalf of persons other than Canadians, the directors may rely upon the sum of

a. the voting shares held by every shareholder whose latest address as shown in the share register is outside Canada; and

b. the voting shares hold by every shareholder whose latest address as shown in the share register is in Canada but who, to the knowledge of a director, officer, employee or agent of the Corporation is not a Canadian.

10.5 For the purposes of Section 10.4, the directors may rely upon the share register of the Corporation as of any date after the day on which the Corporation became a constrained share corporation but that date shall not be more than four months before the day on which the determination is made.

11. Powers of Directors

11.1 In the administration of this Schedule G, the directors of the Corporation shall enjoy, in addition to the powers set forth herein, all of the powers necessary or desirable, in their opinion, to carry out the intent and purpose hereof, including but not limited to all powers contemplated by the provisions relating to constrained share corporations in the ABCA.

11.2 If the board of directors, acting in good faith, determines that any persons are parties to an agreement or arrangement, a purpose of which is to require them to act in concert with respect to their interest, direct or indirect, in the Corporation, the board of directors shall be entitled to treat such persons as associates for the purposes hereof.

11.3 In administering the provisions of this Schedule G the directors of the Corporation may rely upon:

a. a statement made in a declaration referred to in Section 10; and

b. the knowledge of a director, officer, employee or agent of the Corporation.

11.4 Wherever in this Schedule G it is necessary to determine the

opinion of the directors of the Corporation, such opinion shall be expressed and conclusively evidenced by a resolution of the directors of the Corporation duly adopted, including a resolution in writing executed pursuant to Section 112 of the ABCA.

12. No Claims

Neither any shareholder of the Corporation nor any other interested person shall have any claim or action against the Corporation or against any director or officer of the Corporation nor shall the Corporation have any claim or action against any director or officer of the Corporation arising out of any act (including any omission to act) performed pursuant to or in intended pursuance of the provisions of this Schedule G or any breach or alleged breach of such provisions.

13. Disclosure Required

Each of the following documents issued or published by the Corporation shall indicate conspicuously the general nature of the constraints on issue, transfer and ownership of its voting shares contained herein:

a. certificate representing a voting share;

b. management proxy circular; and

c. prospectus, statement of material facts, registration statement or similar document.

G:\050973\0069\crp04sch.wpd

CORPORATE ACCESS NUMBER: 206163735

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT AND REGISTRATION

OF RESTATED ARTICLES

WESTJET AIRLINES LTD.
AMENDED ITS ARTICLES ON 1999/07/05.


REGISTRAR OF
CORPORATIONS

Name/Structure Change Alberta Corporation - Registration Statement

Service Request Number: 1290609
Corporate Access Number: 206163735

Previous Legal Entity Name: WESTJET AIRLINES LTD.
Previous French Equivalent Name:

Legal Entity Name:	WESTJET AIRLINES LTD.
French Equivalent Name:	
Legal Entity Status:	Active
Alberta Corporation Type:	Named Alberta Corporation
Nuans Report Number:	PRE-CONV
Nuans Report Date:	1994/06/27
French Name Nuans Report Number:	
French Name Nuans Report Date:	
Classes Of Shares and any Maximum Number(within each class):	SEE "CLASSES OF SHARES" ATTACHED
Restrictions On Share Transfers:	SEE "RESTRICTIONS ON SHARE TRANSFERS" ATTACHED
Minimum Number Of Directors:	3
Maximum Number Of Directors:	11
Restrictions On Business To:	NONE
Restrictions On Business From:	NONE
Other Provisions:	SEE "OTHER PROVISIONS" ATTACHED
Section And Subsection of Act Change Made Under:	167(1)(E)
Directors Issue Shares In Series:	
Professional Endorsement Provided:	
Future Dating Required:	
Amendment Date:	1999/07/05

Annual Returns

File Year	Date Filed
1998	1998/10/16
1997	1997/07/09
1996	

Attachments

Attachment Type	Microfilm Bar Code	Date Recorded
Share Capital	ELECTRONIC	1999/07/05

Registration Authorized By: STEPHEN J. CHETNER
SOLICITOR

BUSINESS CORPORATIONS ACT
(SECTION 27 OR 171)

FORM 4

ARTICLES OF AMENDMENT

1. NAME OF CORPORATION:

WESTJET AIRLINES LTD.

2. CORPORATE ACCESS NUMBER

206163735

3. THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

1. Pursuant to subsection 167(1)(e) of the *Business Corporations Act*, Schedule "B" of the Articles of Incorporation of the Corporation is amended as follows:

   a. The definition of "Days Invested" in clause 1 is substituted with the following:

      "Days Invested" means the number of days from and including the later of the first day of the year and the day the subscription amount for the New Equity was received and accepted by the Corporation to and including the earlier of the day the New Equity is redeemed by the Corporation and the last day of that year provided that the commencement time for the aforesaid calculation for any New Equity received and accepted by the Corporation from and after the May 11, 1999 shall be deemed to be 180 days following actual receipt and acceptance.

DATE	SIGNATURE	TITLE
July 5, 1999		Secretary

F:\050973\0062\FORM4BCA.WPD

CLASSES OF SHARES

The authorized capital of the Corporation consists of the following:

a. An unlimited number of Common Shares, which class of shares shall have attached thereto the rights, privileges, restrictions and conditions set forth in Schedule A hereto;

b. 700,000 Performance Shares, which class of shares shall have attached thereto the rights, privileges, restrictions and conditions set forth in Schedule B hereto;

c. An unlimited number of Non-Voting Shares, issuable in series, which class of shares shall have attached thereto the rights, privileges, restrictions and conditions set forth in Schedule C hereto;

d. An unlimited number of First Preferred Shares, issuable in series, which class of shares shall have attached thereto the rights, privileges, restrictions and conditions set forth in Schedule D hereto;

e. An unlimited number of Second Preferred Shares, issuable in series, which class of shares shall have attached thereto the rights, privileges, restrictions and conditions set forth in Schedule E hereto; and

f. An unlimited number of Third Preferred Shares, issuable in series, which class of shares shall have attached thereto the rights, privileges, restrictions and conditions set forth in Schedule F hereto.

SCHEDULE A

The unlimited number of Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

I. The holders of Common Shares shall be entitled to notice of, to attend and to vote at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Common Shares as such) and to one vote per share on a ballot.

II. Subject to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares, Second Preferred Shares and Third Preferred Shares, or to the shares of any other class of shares of the Corporation ranking prior to the Common Shares, the holders of Common Shares, pari passu with the holders of Non-Voting Shares, shall, at the discretion of the directors, be entitled to receive, out of any or all profits or surplus of the Corporation properly applicable to the payment of dividends, any dividends declared and payable by the Corporation on the Common Shares and Non-Voting Shares.

The Common Shares and the Non-Voting Shares shall rank equally as to dividends on a share-for-share basis.

III. Subject to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares, Second Preferred Shares and Third Preferred Shares, or to the shares of any other class of the Corporation ranking prior to the Common Shares, upon liquidation, dissolution or winding-up of the Corporation or other distribution of the Corporation assets among its shareholders for the purpose of winding-up its affairs, the holders of Common Shares, pari passu with the

holders of Non-Voting Shares, shall be entitled to receive the remaining assets of the Corporation and shall be entitled to share equally, share for share, in all distributions of such assets.

IV. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the Common Shares shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Common Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends pro rata with the holders of Non-Voting Shares.

SCHEDULE B

The 700,000 Performance Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1. DEFINITIONS

When used in this Schedule, each of the following terms shall have the meaning respectively assigned thereto:

"Act" means the Business Corporations Act (Alberta), as now enacted or as the same may from time to time be amended, re-enacted or replaced;

"Business Day" means a day other than a Saturday, Sunday or statutory holiday in the Province of Alberta, provided that the principal offices of the Corporation in Calgary, Alberta are open for business on the particular day;

"Common Share" means a common share in the capital of the Corporation;

"Convertible Amount" means the amount calculated in accordance with Clause 4(b);

"Corporation" means WestJet Airlines Ltd.;

"Days Invested" means the number of days from and including the later of the first day of the year and the day the subscription amount for the New Equity was received and accepted by the Corporation to and including the earlier of the day the New Equity is redeemed by the Corporation and the last day of that year provided that the commencement time for the aforesaid calculation for any New Equity received and accepted by the Corporation from and after the May 11, 1999 shall be deemed to be 180 days following actual receipt and acceptance.

"GAAP" or "generally accepted accounting principles" has the meaning ascribed to this term in the Handbook of the Canadian Institute of Chartered Accounts; and

"Net Earnings" means the net income of the Corporation after tax calculated for each year by the Corporation in accordance with GAAP less an amount equal to an annual rate of 20% on any New Equity times the ratio of Days Invested for that New Equity divided by the actual number of days in the year;

"New Equity" means an amount equal to the value received by the

Corporation for the issuance of Common Shares or Non-Voting Shares of the Corporation from and after September 18, 1996, excepting any such shares issued by the Corporation pursuant to stock option plans or stock purchase plans for directors, officers, employees or consultants to the Corporation;

"Performance Shareholder" means a holder of Performance Shares;

"Subscription Amount" means the amount paid on subscription for each Performance Share; and

"WestJet Commencement Date" means January 1, 1997.

2. VOTING

Except to the extent provided in the Act, the holders of the Performance Shares, as such, shall not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to vote at any such meeting.

3. DIVIDENDS

The holders of Performance Shares, as such, shall not be entitled to receive any dividends issued by the Corporation.

4. CONVERSION

a. Conversion Privilege: The Performance Shares shall, subject to subsection 4(e) below, in the aggregate, be convertible, at any time, at the option of the holder into one Common Share for each $1.86 of Convertible Amount, and further subject to the allocations between holders prescribed by clause 4(c) below. The conversion privilege herein provided for may be exercised by notice in writing given to the Corporation specifying the number of Performance Shares which the holder wishes to convert and such notice shall be signed by the person registered on the books of the Corporation as the holder of the Performance Shares in respect of which such right is being exercised, or by their duly authorized attorney or representative. Conversion shall occur and be effective on the date such notice is received by the Corporation (the "Conversion Date"). The conversion privilege of each holder shall extend only to the date that is ninety (90) days following the issuance of audited year end financial statements of WestJet (which issuance shall not be later than 140 days from a fiscal year end for the year) in which the first of any of the following events may occur:

i. completion of the third fiscal year from the WestJet Commencement Date;

ii. cessation or termination of employment or consulting arrangements of that holder of Performance Shares with the Corporation and all affiliates;

iii. that holder of Performance Shares ceases to hold any Common Shares, other than by reason of a transfer in accordance with clause 9 hereof; or

iv. the death of that holder of Performance Shares;

unless, by resolution of the Board of Directors of the Corporation, the conversion privilege of a holder is extended.

b. Convertible Amount: The Convertible Amount, on a cumulative basis, shall be 5.0% of Net Earnings, up to a maximum of $26,040,000.

c. Allocation and Calculation of Convertible Amount Accounts:

The cumulative Convertible Amount shall be allocated to and shared by the original holders of Performance Shares in proportion to their percentage of outstanding Performance Shares following the treasury issuance of same and allocation to and sharing by permitted successors to such holders shall run on such basis with the Performance Shares held by such successors. An account calculating the Convertible Amount attributable to each holder of Performance Shares and permitted successors shall be maintained by the Corporation. Such account shall be updated immediately following issuance of year-end audited financial statements of the Corporation and upon any holder of Performance Shares converting Performance Shares pursuant to clause 4(a).

d. Conversion Preservation: The Corporation shall not issue any Common Shares which will result in the unissued Common Shares being insufficient to fulfil the conversion privilege of the holders of the Performance Shares should the holders of all outstanding Performance Shares determine to have the same converted in accordance with the provisions hereof.

e. Timing of Conversion: The holders of Performance Shares shall, on a cumulative basis, be entitled to convert a maximum of one third of their Performance Shares following each of the three fiscal years beginning with the WestJet Commencement Date.

5. CONVERTIBLE AMOUNT DISCLOSURE

Each holder of a Performance Share shall be entitled to receive from the Corporation, without charge and within fifteen (15) days after making a request therefor, a report as to the Convertible Amount, the balance of the Convertible Amount attributable to the Performance Shares held by that holder and such other information as may be reasonably necessary to enable such holder to make any computation hereunder in respect of such Convertible Amount.

6. DISSOLUTION

a. No Right to Capital Return: No rights, privileges, restrictions or conditions attaching to the Performance Shares shall confer a priority in respect of return of capital over the Common Shares.

b. Liquidation of Corporation or its Business: In the event of liquidation, dissolution or winding up of the Corporation, or other distribution of property or assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of Performance Shares shall not be entitled to receive any payment from the Corporation or any distribution of the Corporation's assets in specie, provided however, that each holder of a Performance Share shall be given notice of the special meeting called to consider the liquidation, dissolution, winding up or distribution of property or assets as if the holder of a Performance Share was the holder of a Common Share.

7. ANTI-DILUTION

a. Adjustments Consequent Upon Changes in Common Shares: In the event of a consolidation or subdivision of a Common Shares into a greater or lesser number of Common Shares (in this clause 7, a "Common Share Change") the conversion ratio shall be adjusted immediately after the effective time for such Common Share Change so that holders of Performance Shares shall be entitled to receive, upon the exercise of such right at any time after the effective time of such Common Share Change in lieu of the number of Common Shares to which they were theretofore entitled upon conversion, such shares,

securities or rights as they would have received had such Performance Shares been converted into Common Shares immediately prior to such effective time.

b. Dividends of Common Shares: In the event the Corporation shall declare and pay a dividend payable in Common Shares an appropriate adjustment shall be made in the conversion ratio as set out in clause 4 so as to preserve in all respects the benefits hereby conferred on the holders of Performance Shares.

c. Capital Reorganizations: In the event the Corporation shall consolidate, merge, enter into a plan of arrangement or amalgamate the Corporation with or into another body corporate (any such event being called a "Capital Reorganization"), holders of Performance Shares who have not exercised their right of conversion prior to the record date for such Capital Reorganization shall be entitled to receive and shall accept, upon the exercise of such right at any time after the record date for such Capital Reorganization in lieu of the number of Common Shares to which they were theretofore entitled upon conversion, the aggregate number of shares or other securities of the Corporation or of the corporation or body corporate resulting, surviving or continuing from the Capital Reorganization that such holders would have been entitled to receive as a result of such Capital Reorganization if, on the record date, they had been the registered holders of the number of Common Shares to which they were theretofore entitled upon conversion; provided, that no such Capital Reorganization shall be carried into effect unless all necessary steps shall have been taken so that the holders of Performance Shares shall thereafter be entitled to receive such number of shares or other securities of the Corporation or of the corporation or body corporate, surviving or continuing from the Capital Reorganization.

d. Other Capital Changes: In the case of any reclassification of, or other change in, the outstanding Common Shares other than as provided in clause 7(a), 7(b) or 7(c), the conversion ratio shall be adjusted immediately after the effective time for such reclassification or other change so that holders of Performance Shares shall be entitled to receive, upon the exercise of such right at any time after the effective time of such reclassification or other change in lieu of the number of Common Shares to which they were theretofore entitled upon conversion, such shares, securities or rights as they would have received had such Performance Shares been converted into Common Shares immediately prior to such effective time.

e. Adjustment Adjudication: If any question shall at any time arise with respect to adjustments of the conversion ratio as aforesaid, such questions shall be conclusively determined by the auditors of the Corporation and any such determination shall be binding upon the Corporation and all transfer agents and all shareholders of the Corporation.

f. Adjustment Threshold: No adjustment as provided for in this clause 7 shall be required unless such adjustment would result in an increase or a decrease of at least 5% of the number of Common Shares issuable on conversion of the Performance Shares; provided however, that any adjustments which by reason of this provision are not required to be made, shall be carried forward and taken into account in any subsequent adjustment.

8. RANKING

The Performance Shares shall rank junior to all other shares of the Corporation and shall be subject in all respects to the rights,

privileges, restrictions and conditions attaching to all other shares of the Corporation.

9. TRANSFERABILITY

Except as otherwise hereinafter provided in this clause 9, the right to transfer Performance Shares shall be restricted in that no holder of Performance Shares shall be entitled to transfer any Performance Share in the capital of the Corporation without the sanction of the directors of the Corporation expressed by resolution passed by the votes of a majority of the directors of the Corporation at a meeting of the board of directors or by an instrument or instruments in writing signed by a majority of the directors provided, however, that a holder of Performance Shares shall have the right to transfer Performance Shares without obtaining the approval referred to above if such transfer is to a corporation wholly owned by them.

10. AMENDMENT OF RIGHTS

The provisions of these articles pertaining to the Performance Shares may be deleted, varied, modified, amended or amplified only with the prior approval of the holders of the Performance Shares, in addition to any other approval required by the Act, given by unanimous written resolution or by resolution carried by not less than two thirds of the votes cast on a poll at a meeting of the holders of Performance Shares duly called and held for the purposes of considering the resolution at which holders of not less than twenty (20%) per cent of the Performance Shares then outstanding are present in person or represented by proxy.

11. CONFLICTING RIGHT

In the event of any conflict between the provisions of these articles pertaining to the Performance Shares and the rights, privileges, restrictions and conditions attaching to any other shares in the capital of the Corporation, the provisions set forth in these articles with respect to the Performance Shares shall prevail.

SCHEDULE C

The unlimited number of Non-Voting Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1. The Non-Voting Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Directors of the Corporation shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the Non-Voting Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions (if any) of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights, and whether into or for securities of the Corporation or otherwise, the voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than Non-Voting Shares or payment in respect of capital on any shares in the capital of the Corporation or creation or issue of debt or equity securities; the whole subject to filing with the Registrar (as defined in the Business Corporations Act (Alberta) or successor legislation thereto) of Articles of

Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series.

2. Notwithstanding paragraph 1, the Directors of the Corporation may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of Non-Voting Shares.

3. The Non-Voting Shares of each series shall rank on a parity with the Non-Voting Shares of every other series with respect to accumulated dividends and return of capital. Subject to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares, Second Preferred Shares and Third Preferred Shares, or to the shares of any other class of shares of the Corporation ranking prior to the Non-Voting Shares, the holders of Non-Voting Shares, pari passu with the holders of Common Shares, shall, at the discretion of the directors, be entitled to receive, out of any or all profits or surplus of the Corporation properly applicable to the payment of dividends, any dividends declared and payable by the Corporation on the Common Shares and Non-Voting Shares.

The Non-Voting Shares and the Common Shares shall rank equally as to dividends on a share-for-share basis.

Subject to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares, Second Preferred Shares and Third Preferred Shares, or to the shares of any other class of the Corporation ranking prior to the Non-Voting Shares, upon liquidation, dissolution or winding-up of the Corporation or other distribution of the Corporation's assets among its shareholders for the purpose of winding-up its affairs, the holders of Non-Voting Shares, pari passu with the holders of Common Shares, shall be entitled to receive the remaining assets of the Corporation and shall be entitled to share equally, share for share, in all distributions of such assets.

If any cumulative dividends or amounts payable on a return of capital are not paid in full, the Non-Voting Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Non-Voting Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends pro rata with the holders of Common Shares.

4. Except as provided for herein below, the Non-Voting Shares shall not have any conversion rights attached thereto.

In the event that an offer is made to purchase Common Shares and the offer is one which must, pursuant to applicable securities legislation or the rules of a stock exchange on which the Common Shares are then listed, be made to all or substantially all the holders of Common Shares in a province of Canada to which the requirement applies, each Non-Voting Share will become convertible at the option of the holder at any time while the offer is in effect into one Common Share and each Common Share will become convertible at the option of the holder into one Non-Voting Share, at any time while the

offer is in effect, and until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised for the purpose of depositing the resulting Common Shares in response to the offer and the transfer agent of the Corporation will deposit the resulting Common Shares on behalf of the shareholder. No share certificates representing Common Shares resulting from the conversion of Non-Voting Shares will be delivered to the shareholder.

If: (i) Common Shares resulting from the conversion and deposited pursuant to the offer are withdrawn by the shareholder or are not taken up by the offeror; or (ii) the offer is abandoned or withdrawn by the offeror, Common Shares will be reconverted into Non-Voting Shares and a share certificate representing the Non-Voting Shares will be sent to the shareholder by the transfer agent. Common Shares resulting from the conversion and taken up and paid for by the offeror shall be deemed to be re-converted into Non-Voting Shares at the time the offeror is required under the relevant securities legislation to take up and pay for such shares.

In the event that the offeror takes up and pays for the Common Shares resulting from conversion, the transfer agent of the Corporation shall deliver to the holders thereof the consideration paid for such shares by the offeror.

There will be no right to convert the Non-Voting Shares into Common Shares in the following cases:

a. the offer to purchase Common Shares is not required under applicable securities legislation or the rules of a stock exchange on which the Common Shares are then listed to be made to all or substantially all holders of Common Shares who are in a province of Canada to which the legislation applies, that is, the offer is an "exempt take-over bid" within the meaning of the foregoing securities legislation; or

b. an offer to purchase Non-Voting Shares is made concurrently with the offer to purchase Common Shares and the two offers are identical in respect of price per share, percentage of outstanding shares for which the offer is made, and in all other material respects. The offer to purchase the Non-Voting Shares must be unconditional, subject to the exception that the offer for the Non-Voting Shares may contain a condition to the effect that the offeror not be required to take up and pay for Non-Voting Shares tendered in response to the offer if no shares are purchased pursuant to the contemporaneous offer for the Common Shares; or

c. holders of Common Shares representing, in the aggregate, more than fifty percent (50%) of the then outstanding Common Shares (excluding shares owned immediately prior to the offer by the offeror and any "joint actor", as defined in the relevant securities legislation) certify to the transfer agent and to the Secretary of the Corporation that they will not tender any shares in response to the offer for the Common Shares.

5. The rights, privileges, restrictions and conditions attaching to the Non-Voting Shares as a class may be added to, changed or removed but only with the approval of the holders of the Non-Voting Shares given as herein specified.

6. The rights, privileges, restrictions and conditions attaching to the Non-Voting Shares as a class as provided herein and as

may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the Non-Voting Shares given in such a manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of holders of Non-Voting Shares duly called for such purpose and held upon at least twenty-one (21) days' notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least twenty (20%) per cent of the outstanding Non-Voting Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than fifteen (15) days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a Non-Voting Share shall be entitled to one (1) vote in respect of each one ($1) dollar of stated value of Non-Voting Shares held.

SCHEDULE D

The unlimited number of First Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1. The First Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Directors of the Corporation shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the First Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions (if any) of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights, and whether into or for securities of the Corporation or otherwise, the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than First Preferred Shares or payment in respect of capital on any shares in the capital of the Corporation or creation or issue of debt or equity securities; the whole subject to filing with the Registrar (as defined in the Business Corporations Act (Alberta) or successor legislation thereto) of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series.

1.1 Subject to applicable law, the holders of First Preferred Shares shall not be entitled as such (except as hereinafter specifically provided) to any voting rights at any meeting of shareholders of the Corporation unless and until the Corporation from time to time shall fail to pay any dividends due on any such shares for a period of twelve (12) or more months; thereafter, but only so long as any dividends on any such shares are not paid for such period, the holders of such shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation and shall be

entitled to one vote in respect of each such share held at all shareholders' meetings (other than meetings or resolutions of holders of another class or series of shares required by law to be held separately).

2. Notwithstanding paragraph 1, the Directors of the Corporation may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of First Preferred Shares.

3. The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series with respect to accumulated dividends and return of capital. The First Preferred Shares shall be entitled to a preference over the Second Preferred Shares, the Common Shares, the Third Preferred Shares, the Non-Voting Shares and over any other shares of the Corporation ranking junior to the First Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the First Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the First Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The First Preferred Shares of any series may also be given such other preferences not inconsistent with paragraphs 1 through 5 hereof over the Second Preferred Shares, the Common Shares, the Third Preferred Shares, the Non-Voting Shares and any other shares ranking junior to the First Preferred Shares as may be determined in the case of each such series of First Preferred Shares.

4. The rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the First Preferred Shares given as herein specified.

5. The rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the First Preferred Shares given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of a least two-thirds of the votes cast at a meeting of holders of First Preferred Shares duly called for such purpose and held upon at least twenty-one (21) days' notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least twenty (20%) per cent of the outstanding First Preferred Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than fifteen (15) days later and at such time and place as may be appointed by the chairman and at such meeting

a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a First Preferred Share shall be entitled to one (1) vote in respect of each one ($1) dollar of stated value of First Preferred Shares held.

SCHEDULE E

The unlimited number of Second Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1. The Second Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Directors of the Corporation shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the Second Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions (if any) of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights, and whether into or for securities of the Corporation or otherwise, the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than Second Preferred Shares or payment in respect of capital on any shares in the capital of the Corporation or creation or issue of debt or equity securities; the whole subject to filing with the Registrar (as defined in the Business Corporations Act (Alberta) or successor legislation thereto) of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series.

1.1 Subject to applicable law, the holders of Second Preferred Shares shall not be entitled as such (except as hereinafter specifically provided) to any voting rights at any meeting of shareholders of the Corporation unless and until the Corporation from time to time shall fail to pay any dividends due on any such shares for a period of twelve (12) or more months; thereafter, but only so long as any dividends on any such shares are not paid for such period, the holders of such shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation and shall be entitled to one vote in respect of each such share held at all shareholders' meetings (other than meetings or resolutions of holders of another class or series of shares required by law to be held separately).

2. Notwithstanding paragraph 1, the Directors of the Corporation may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of Second Preferred Shares.

3. The Second Preferred Shares of each series shall rank on a parity with the Second Preferred Shares of every other series with respect to accumulated dividends and return of capital. The Second Preferred Shares shall be entitled to a preference over the Common Shares, the Third Preferred Shares, the Non-

Voting Shares and over any other shares of the Corporation ranking junior to the Second Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the Second Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Second Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The Second Preferred Shares of any series may also be given such other preferences not inconsistent with paragraphs 1 through 5 hereof over the Common Shares, the Third Preferred Shares, the Non-Voting Shares, and any other shares ranking junior to the Second Preferred Shares as may be determined in the case of each such series of Second Preferred Shares.

4. The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Second Preferred Shares given as herein specified.

5. The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the Second Preferred Shares given in such a manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of holders of Second Preferred Shares duly called for such purpose and held upon at least twenty-one (21) days' notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least twenty (20%) per cent of the outstanding Second Preferred Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than fifteen (15) days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a Second Preferred Share shall be entitled to one (1) vote in respect of each one ($1) dollar of stated value of Second Preferred Shares held.

SCHEDULE F

The unlimited number of Third Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1. The Third Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Directors of the Corporation shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the Third Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions (if any) of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights, and whether into or for securities of the Corporation or otherwise, the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than Third Preferred Shares or payment in respect of capital on any shares in the capital of the Corporation or creation or issue of debt or equity securities; the whole subject to filing with the Registrar (as defined in the Business Corporations Act (Alberta) or successor legislation thereto) of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series.

1.1 Subject to applicable law, the holders of Third Preferred Shares shall not be entitled as such (except as hereinafter specifically provided) to any voting rights at any meeting of shareholders of the Corporation unless and until the Corporation from time to time shall fail to pay any dividends due on any such shares for a period of twelve (12) or more months; thereafter, but only so long as any dividends on any such shares are not paid for such period, the holders of such shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation and shall be entitled to one vote in respect of each such share held at all shareholders' meetings (other than meetings or resolutions of holders of another class or series of shares required by law to be held separately).

2. Notwithstanding paragraph 1, the Directors of the Corporation may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of Third Preferred Shares.

3. The Third Preferred Shares of each series shall rank on a parity with the Third Preferred Shares of every other series with respect to accumulated dividends and return of capital. The Third Preferred Shares shall be entitled to a preference over the Common Shares, the Non-Voting Shares and over any other shares of the Corporation ranking junior to the Third Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the Third Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as

aforesaid, the claims of the holders of the Third Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The Third Preferred Shares of any series may also be given such other preferences not inconsistent with paragraphs 1 through 5 hereof over the Common Shares, the Non-Voting Shares and any other shares ranking junior to the Second Preferred Shares as may be determined in the case of each such series of Third Preferred Shares.

4. The rights, privileges, restrictions and conditions attaching to the Third Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Third Preferred Shares given as herein specified.

5. The rights, privileges, restrictions and conditions attaching to the Third Preferred Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the Third Preferred Shares given in such a manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of holders of Third Preferred Shares duly called for such purpose and held upon at least twenty-one (21) days' notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least twenty (20%) per cent of the outstanding Third Preferred Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than fifteen (15) days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a Third Preferred Share shall be entitled to one (1) vote in respect of each one ($1) dollar of stated value of Third Preferred Shares held.

RESTRICTIONS ON SHARE TRANSFERS

SCHEDULE G

1. Definitions

1.1 For the purposes of this Schedule G, the following terms have the following meanings:

"ABCA" means the Business Corporations Act, S.A. 1981, C. B-15, as amended and the regulations thereunder;

"Aggregate Votes" means the aggregate of the votes attached to all voting shares of the Corporation that may ordinarily be cast to elect directors of the Corporation, other than the votes attached to the voting shares, if any, held by or on behalf of the Minister;

"corporation" includes a body corporate, partnership and unincorporated organization;

"Minister" means the President of the Queen's Privy Council or such other member of the Queen's Privy Council for Canada as may be designated by the Governor in Council as the Minister for the purposes of the NTA;

"non-resident" means

a. an individual, other than a Canadian citizen, who is not ordinarily resident in Canada,

b. a corporation incorporated, formed or otherwise organized outside Canada,

c. a foreign government or an agency thereof,

d. a corporation controlled by non-residents as defined in any of paragraphs (a) to (c),

e. a trust

i. established by a non-resident as defined in any of paragraphs (b) to (d), other than a trust for the administration of a pension fund for the benefit of individuals a majority of whom are residents, or

ii. in which non-residents as defined in any of paragraphs (a) to (d) have more than fifty percent (50%) of the beneficial interest, or

f. a corporation that is controlled by a trust described in paragraph (e);

"NTA" means the National Transportation Act, 1987 (Canada), as amended, or any successor legislation thereto that is intended to, inter alia, regulate the ownership of airlines;

"Ownership Rights" means, with respect to voting shares of the Corporation, all rights attaching thereto, including the rights to vote at any meeting of shareholders, to receive any dividends declared thereon by the Corporation, and to receive the remaining property of the Corporation upon liquidation, dissolution or winding-up of the Corporation;

"person" means any individual, body corporate, government or agency thereof, partnership, unincorporated syndicate, unincorporated organization, trustee, executor, administrator and other legal representative;

"resident" means an individual, corporation, government or agency thereof or trust that is not a non-resident;

"voting share" means a share in the capital of a corporation that carries, under all circumstances or by reason of an event that has occurred and is continuing, a right to vote;

1.2 All terms used in this Schedule G which are not defined in these Articles of Amendment but are defined in the NTA or the ABCA have the meaning ascribed thereto in the NTA or the ABCA respectively, provided that in the event of any inconsistency between a definition contained in the NTA and a definition contained in the ABCA, the definition contained in the NTA shall prevail. Any provision of this Schedule G which may be read in a manner that is inconsistent with the NTA shall be read so as to be consistent therewith.

2. Constraints on Issue and Transfer

2.1 The Corporation shall not:

a. accept any subscription for its voting shares;

b. issue any of its voting shares;

c. register or otherwise recognize the transfer of any of its voting shares; or

d. purchase or otherwise acquire any of its voting shares;

if, as a result of such subscription, issue, transfer or purchase:

i. voting shares of the Corporation to which are attached, in the aggregate, more than twenty-five percent (25%) of the Aggregate Votes are or would be held, beneficially owned or controlled, directly or indirectly, by non-residents; or

ii. the Corporation would cease to be a "Canadian" as defined in Section 67 of the NTA or as specified in any regulation made thereunder.

2.2 In the event that any law of Canada or a province applicable to the Corporation should become prescribed for the purposes of Section 168(5) of the ABCA, these Articles shall be read as if the constraints imposed pursuant to Section 2.1 included constraints in order to assist the Corporation or any of its

affiliates or associates (as such terms are defined in the ABCA) to qualify under such prescribed law (including the NTA and any regulations thereunder and the Air Regulations under the Aeronautics Act (Canada)) to receive licenses, permits, grants, payments or other benefits by reason of attaining or maintaining a specified level of Canadian ownership or control and such specified level of Canadian ownership or control shall be the level of Canadian ownership or control designated by such prescribed law of Canada or a province.

3. Constraints on Ownership Rights

No person shall hold, beneficially own or control, directly or indirectly, voting shares of the Corporation in a manner contrary to the constraints set forth in Section 2 and the Corporation shall refuse to recognize all Ownership Rights that would otherwise be attached to any voting shares held, beneficially owned or controlled, directly or indirectly, contrary to any such constraints, by deeming all voting shares held contrary to such constraints to be struck from the register of securities in an order inverse to the order of the registration of the acquisition by the holders of such voting shares, such that the number of shares held, beneficially owned or controlled, directly or indirectly, by a person or persons in any constrained class referred to in Section 2 is reduced to the permitted threshold for that class, as the case may be.

4. Limitation on Voting Rights

Where, at any meeting of shareholders of the Corporation more than 25% of the voting shares represented at such meeting are held, beneficially owned or controlled, directly or indirectly, by non-residents, the voting rights attached to such voting shares shall be restricted on a pro rata basis such that the total number of votes which may be cast by or on behalf of non-residents at such meeting shall not be greater than 25% of the total number of votes which may be cast at such meeting.

5. Sale of Constrained Shares

5.1 Without limiting any of the provisions of this Schedule G, the Corporation may, for the purposes of enforcing any constraint imposed pursuant to Section 2 above, sell, as if it were the owner thereof, any voting shares that are owned, or that the directors determine may be owned, by any person or persons, contrary to such constraint, provided that such sale is conducted in accordance with the provisions set out below.

5.2 (1) For the purposes of Section 5.1, before the Corporation concludes that shares of the Corporation are owned contrary to a constraint referred to in Section 2 or the directors of the Corporation determine the shares of the Corporation may be owned contrary to such constraint, the Corporation shall send by registered mail a written notice in accordance with subsection 5.2(5) to the person shown in the securities register of the Corporation as the holder of the shares.

(2) For the purposes of Section 5.1, in determining that shares of the Corporation may be owned contrary to a constraint referred to in Section 2, the directors of the Corporation shall

(a) ascertain whether or not the Corporation has received a reply to a request for information referred to in subsection 5.2(7) respecting such shares and consider the reply, if any, thereto; and

(b) examine and consider any other records of the Corporation containing information that would indicate whether such shares are owned contrary to such constraint.

(3) For the purposes of Section 5.1 where the Corporation has sent a notice referred to in subsection 5.2(1) to a person shown in the securities register of the Corporation as the holder of shares and

(a) the Corporation has concluded that shares in respect of which the notice was sent are owned contrary to a constraint referred to in Section 2.1, or

(b) the directors of the Corporation have determined in accordance with subsection 5.2(2) that shares in respect of which the notice was sent may be owned contrary to such constraint,

and the Corporation intends to sell all or some of the shares pursuant to Section 5.1, the Corporation shall, not less than 90 days but not more than 150 days after the sending of such notice, send to that person by registered mail a further written notice in accordance with subsection 5.2(6) respecting the shares that the Corporation intends to sell.

(4) Where a Corporation sends a notice under subsection 5.2(1) or 5.2(3), the Corporation shall, at the time the notice is sent, enter or cause to be entered in the securities register of the Corporation the particulars of such notice including the date on which it was sent.

(5) The notice referred to in subsection 5.2(1) shall contain

(a) the name and address of the holder of the shares as shown in the securities register of the Corporation;

(b) a statement identifying the certificate representing the shares by certificate number or otherwise;

(c) a statement including that all or some of the shares may be sold by the Corporation pursuant to Section 5.1 if such shares are owned, or the directors of the Corporation determine in accordance with subsection 5.2(2) that such shares may be owned, contrary to a constraint referred to in Section 2.1;

(d) a statement indicating that the Corporation may conclude that all or some of the shares are owned contrary to a constraint referred to in Section 2.1;

(e) a statement indicating that the directors of the Corporation may determine in accordance with subsection 5.2(2) that all or some of the shares may be owned contrary to a constraint referred to in Section 2.1 and that for the purpose of making such determination the directors of the Corporation will

(i) consider the reply, if any, to a request for information

referred to in subsection 5.2(7) respecting such shares, and

(ii) examine and consider any other records of the Corporation containing information that would indicate whether such shares are owned contrary to such constraint;

(f) a statement indicating that no share in respect of which the notice is sent may be sold pursuant to Section 5.1 if a transfer of such share is registered in the securities register of the Corporation after the notice was sent unless the Corporation again complies with the requirements set out in this Section 5 respecting the sale of such share;

(g) a statement indicating that no share in respect of which the notice is sent may be sold pursuant to Section 5.1 unless not less than 60 days but not more than 150 days have elapsed from the day on which a notice referred to in subsection 5.2(3) is sent to the holder of such share;

(h) a statement indicating the earliest date and the latest date on which the Corporation may sell the shares, having regard to the requirements set out in Section 5.4;

(i) a statement indicating that the shares may be sold on any stock exchange where shares of the Corporation are listed and posted for trading or, where shares of the Corporation are not listed and posted for trading on any stock exchange, in such other manner as the directors of the Corporation determine to be appropriate;

(j) a statement indicating that, if not all the shares of the holder represented by a certificate are sold pursuant to Section 5.1, a certificate representing the shares that are not sold will be issued upon surrender for cancellation of the certificate representing the shares sold; and

(k) a statement indicating that, forthwith upon the sale of the shares pursuant to Section 5.1, the Corporation will

(i) register the transfer or a notice of the sale of such shares or cause the transfer or a notice of the sale of such shares to be registered in the securities register of the Corporation, and

(ii) send a notice of such sale in accordance with paragraph 5.5(1)(b) to the person shown in the securities register of the Corporation as the holder of such shares at the time of sale.

(6) The notice referred to in subsection 5.2(3) shall contain

(a) the name and address of the holder of the shares as shown in the securities register of the Corporation;

(b) a statement identifying the certificate representing the shares by certificate number or otherwise;

(c) a statement indicating that all or some of the shares may be sold by the Corporation pursuant to Section 5.1 if such shares are owned, or the directors of the Corporation determine in

accordance with subsection 5.2(2) that such shares may be owned, contrary to a constraint referred to in Section 2.1;

(d) a statement indicating that the Corporation has concluded that the shares are owned, or that the directors of the Corporation have determined in accordance with subsection 5.2(2) that the shares may be owned, contrary to a constraint referred to in Section 2.1 and indicating the reason why the Corporation so concluded or the directors so determined, as the case may be;

(e) a statement indicating that the Corporation intends to sell all or a specified number of the shares pursuant to Section 5.1;

(f) a statement indicating that if before the sale the Corporation changes its conclusion that the shares are owned, or the directors of the Corporation change their determination made in accordance with subsection 5.2(2) that the shares may be owned, contrary to a constraint referred to in Section 2.1 or there is a change in the reason for such conclusion or determination, the Corporation will send a notice in accordance with subsection 5.3(1) to the person shown in the securities register of the Corporation as the holder of the shares;

(g) a statement advising that, unless the person shown in the securities register of the Corporation as the holder of the shares receives a notice referred to in paragraph 5.2(6)(f), such person and all other interested persons should not assume

(i) that the Corporation has changed its conclusion that the shares are owned, or the directors of the Corporation have changed their determination made in accordance with subsection 5.2(2) that the shares may be owned, contrary to a constraint referred to in Section 2.1,

(ii) that there has been a change in the reason for such conclusion or determination, or

(iii) that the Corporation no longer intends to sell the shares pursuant to Section 5.1;

(h) a statement indicating that no share in respect of which the notice is sent may be sold pursuant to Section 5.1 if a transfer of such share is registered in the securities register of the Corporation after the notice referred to in subsection 5.2(1) was sent unless the Corporation again complies with the requirements set out in this Section 5 respecting the sale of such share;

(i) a statement indicating that no share in respect of which the notice is sent may be sold pursuant to Section 5.1 unless not less than 60 days but not more than 150 days have elapsed from the day on which the notice was sent to the holder of such share; and

(j) a statement indicating each of the matters referred to in paragraphs 5.2(5)(h) to (k).

(7) The notice referred to in subsection 5.2(1) shall be accompanied

by a request for such information, including a request for the completion of such forms, as would indicate whether the shares are owned contrary to a constraint referred to in Section 2.1

(8) The notice referred to in subsection 5.2(3) shall be accompanied by a request for information referred to in subsection 5.2(7) unless the Corporation has received the requested information before the notice is sent.

(9) A request for information referred to in subsection 5.2(7) shall be accompanied by instructions for the furnishing of the information and the completion of the forms referred to in that subsection and by a sufficient number of copies of the forms.

5.3 (1) Where the Corporation

(a) has sent a notice referred to in subsection 5.2(3) to a person shown in the securities register of the Corporation as the holder of shares, and

(b) has not sold, pursuant to Section 5.1, a share in respect of which the notice was sent,

and the Corporation changes its conclusion that the share is owned, or the directors of the Corporation change their determination made in accordance with subsection 5.2(2) that the share may be owned, contrary to such constraint, or there is a change in the reason for such conclusion or determination, the Corporation shall forthwith send by registered mail to that person a notice of such change of conclusion or determination including the reason therefor or a notice of such change in the reason for such conclusion or determination, as the case may be.

(2) Where a Corporation sends a notice under subsection 5.3(1), the Corporation shall, at the time the notice is sent, enter or cause to be entered in the securities register of the Corporation the particulars of such notice including the date on which it was sent.

5.4 (1) No share shall be sold by the Corporation pursuant to Section 5.1 unless

(a) the Corporation has sent the notices referred to in subsections 5.2(1) and (3) to the person shown in the securities register of the Corporation as the holder of the share;

(b) not less than 150 days but not more than 300 days have elapsed from the day on which the notice referred to in subsection 5.2(1) was sent to the holder of the share;

(c) not less than 60 days but not more than 150 days have elapsed from the day on which the notice referred to in subsection 5.2(3) was sent to the holder of the share;

(d) the Corporation has concluded that the share is owned, or the directors of the Corporation have determined in accordance with subsection 5.2(2) that the share may be owned, contrary to a constraint referred to in Section 2.1 and, at the time of sale, the Corporation has no reasonable grounds on which to

change its conclusion or the directors of the Corporation have no reasonable grounds on which to change their determination, as the case may be;

(e) the sale takes place

(i) on any stock exchange where the shares of the Corporation are listed and posted for trading, or

(ii) where shares of the Corporation are not listed and posted for trading on any stock exchange, in such other manner as the directors of the Corporation determine to be appropriate; and

(f) the Corporation sells the share with a view to obtaining the best sale price available in the circumstances at the time of sale.

(2) No share in respect of which a notice is sent in accordance with subsection 5.2(1) shall be sold by the Corporation pursuant to Section 5.1 if a transfer of such share is registered in the securities register of the Corporation after the notice was sent unless the Corporation again complies with the requirements set out in this Section 5 respecting the sale of such share.

5.5 (1) Forthwith upon a sale of shares by the Corporation pursuant to Section 5.1, the Corporation shall

(a) register the transfer or a notice of the sale of such shares or cause the transfer or a notice of the sale of such shares to be registered in the securities register of the Corporation; and

(b) send a notice of such sale to the person shown in the securities register of the Corporation as the holder of the shares at the time of the sale.

(2) The notice referred to in paragraph 5.5(1)(b) shall

(a) state the number of shares sold;

(b) identify the certificate representing the shares sold, by certificate number or otherwise;

(c) state the date and manner of sale;

(d) state the manner in which the person entitled to receive the net proceeds of the sale pursuant to 5.1 may obtain such proceeds;

(e) state that the Corporation concluded that the shares were owned, or that the directors determined in accordance with subsection 5.2(2) that the shares may be owned, contrary to a constraint referred to in Section 2.1 and state the reason why the Corporation so concluded or the directors so determined, as the case may be; and

(f) contain a statement, if not all of the shares of the holder represented by a certificate were sold, that not all of such shares were sold and that a certificate representing the shares that were not sold will be issued upon surrender for cancellation of the certificate representing the shares sold.

5.6 For the purposes of this Section 5, the proceeds of a sale by the Corporation under Section 5.1 shall be deposited in an interest bearing account with a bank in Canada to which the Bank Act applies or a trust company in Canada to which the Trust Companies Act applies or invested in any investment authorized under subsection 63(1) of the Canadian and British Insurance Companies Act.

6. Control

For the purposes of this Schedule G,

a. a corporation is controlled by a person if

i. more than fifty percent of the voting shares of the corporation are held by the person and by another person, if any, who is associated with that person;

ii. the voting rights attached to any shares of the corporation held by the person and by another person, if any, who is associated with that person, are sufficient, if exercised, to elect a majority of the directors of the corporation; and

iii. the person has, in relation to the corporation, any direct or indirect influence which, if exercised, would result in control in fact of the corporation;

b. a partnership or unincorporated organization is controlled by a person if any ownership interest therein representing more than fifty percent (50%) of the assets of the partnership or organization is held, otherwise than by way of security only, by or for the benefit of that person.

7. Associate

a. For the purposes of this Schedule G, a person is associated with another person if

i. one person is a corporation of which the other person is a director or an officer;

ii. one person is a corporation that is directly or indirectly controlled by the other person;

iii. one person is a partnership of which the other person is a partner;

iv. both persons are corporations and one corporation is controlled, directly or indirectly, by the same person that controls, directly or indirectly, the other corporation;

v. both persons are members of a voting trust that relates to the voting shares of a transportation undertaking;

vi. both persons are parties to an agreement or arrangement, a purpose

of which is to require the parties to act in concert with respect to their interests, direct or indirect, in a transportation undertaking; or

vii. both persons are associated within the meaning of paragraphs i. to vi. with a same third person.

8. Joint Ownership and Non-Residents

8.1 For the purposes of this Schedule G, where voting shares of the Corporation are held, beneficially owned or controlled by several persons jointly, the number of voting shares held, beneficially owned or controlled by any one such person shall include the number of voting shares held, beneficially owned or controlled jointly with such other persons.

8.2 Where one or more of the joint holders, beneficial owners or persons controlling the voting shares is a non-resident, the voting shares held, beneficially owned or controlled jointly are deemed to be held, beneficially owned or controlled, as the case may be, by such non-resident.

8.3 Where a person who was not a non-resident becomes a non-resident on any day, the date of purchase of the voting shares of the Corporation held, beneficially owned or controlled by such person shall, for the purposes of Section 3, be deemed to be the day that such person became a non-resident.

9. Exceptions

9.1 Nothing in this Schedule G shall be construed to apply in respect of voting shares of the Corporation that:

a. are held by the Minister in trust for Her Majesty in Right of Canada;

b. are held by one or more underwriters solely for the purpose of distributing the shares to the public; or

c. are held by any person that is acting in relation to the shares solely in its capacity as an intermediary in the payment of funds or the delivery of securities, or both, in connection with trades in securities and that provides centralized facilities for the clearing of trades in securities.

9.2 The constraints imposed pursuant to Section 2 do not apply to the extent that a person or their associates (for the purposes of Section 2.1(i)) or a non-resident (for the purposes of Section 2.1(ii)) holds voting shares by way of security only and such holding by way of security only is evidenced in such form as may be prescribed by the by-laws or resolutions adopted by the shareholders or directors of the Corporation and filed by such holder with the Corporation.

10. By-Laws

10.1 Subject to section 98 of the ABCA, the directors of the Corporation may make, amend or repeal any by-laws required to administer the constrained share provisions set out in these articles including by-laws:

a. to require any person in whose name voting shares of the Corporation are registered to furnish a statutory declaration under the Canada Evidence Act declaring whether

i. the shareholder is the beneficial owner of the voting shares of the Corporation or holds them for a beneficial owner,

ii. the shareholder is an associate of any other shareholder,

iii. the shareholder or beneficial owner is a resident, and

iv. the shareholder or beneficial owner is a Canadian,

and declaring any further facts that the directors consider relevant;

b. to require any person seeking to have a transfer of a voting share registered in his name or to have a voting share issued to him to furnish a declaration similar to the declaration a shareholder may be required to furnish under paragraph (a); and

c. to determine the circumstances in which any declarations are required, their form and the times when they are to be furnished.

10.2 Where a person is required to furnish a declaration pursuant to a by-law made under Section 10.1 the directors may refuse to register a transfer of a voting share in their name or to issue a voting share to them until that person has furnished the declaration.

10.3 In administering the constrained share provisions set out herein, the directors of the Corporation may rely upon

a. a statement made in a declaration referred to in Section 10.1 or 10.2; and

b. the knowledge of a director, officer, employee or agent of the Corporation.

10.4 Where the directors are required to determine the total number of voting shares of the Corporation held by or on behalf of persons other than Canadians, the directors may rely upon the sum of

a. the voting shares held by every shareholder whose latest address as shown in the share register is outside Canada; and

b. the voting shares hold by every shareholder whose latest address as shown in the share register is in Canada but who, to the knowledge of a director, officer, employee or agent of the Corporation is not a Canadian.

10.5 For the purposes of Section 10.4, the directors may rely upon the share register of the Corporation as of any date after the day on which the Corporation became a constrained share corporation but that date shall not be more than four months before the day on which the determination is made.

11. Powers of Directors

11.1 In the administration of this Schedule G, the directors of the Corporation shall enjoy, in addition to the powers set forth herein, all of the powers necessary or desirable, in their opinion, to carry out the intent and purpose hereof, including but not limited to all powers contemplated by the provisions relating to constrained share corporations in the ABCA.

11.2 If the board of directors, acting in good faith, determines that any persons are parties to an agreement or arrangement, a purpose of which is to require them to act in concert with respect to their interest, direct or indirect, in the Corporation, the board of directors shall be entitled to treat such persons as associates for the purposes hereof.

11.3 In administering the provisions of this Schedule G the directors of the Corporation may rely upon

a. a statement made in a declaration referred to in Section 10; and

b. the knowledge of a director, officer, employee or agent of the Corporation.

11.4 Where the directors are required to determine the total number of voting shares of the Corporation held by or on behalf of non-residents, the directors may rely upon the sum of

a. the voting shares held by every shareholder whose latest address as shown in the share register is outside Canada; and

b. the voting shares held by every shareholder whose latest address as shown in the share register is in Canada but who, to the knowledge of a director, officer, employee or agent of the Corporation is a non-resident.

11.5 Wherever in this Schedule G it is necessary to determine the opinion of the directors of the Corporation, such opinion shall be expressed and conclusively evidenced by a resolution of the directors of the Corporation duly adopted, including a resolution in writing executed pursuant to Section 112 of the ABCA.

12. No Claims

Neither any shareholder of the Corporation nor any other interested person shall have any claim or action against the Corporation or against any director or officer of the Corporation nor shall the Corporation have any claim or action against any director or officer of the Corporation arising out of any act (including any omission to act) performed pursuant to or in intended pursuance of the provisions of this Schedule G or any breach or alleged breach of such provisions.

13. Disclosure Required

Each of the following documents issued or published by the Corporation shall indicate conspicuously the general nature of the constraints on

issue, transfer and ownership of its voting shares contained herein:

a. certificate representing a voting share;

b. management proxy circular; and

c. prospectus, statement of material facts, registration statement or similar document.

F:\050973\0001\CRP002.SCH

OTHER PROVISIONS

a. The Corporation has a lien on shares registered in the name of a shareholder for a debt to the Corporation;

b. The Directors may appoint one or more additional directors of the Corporation pursuant to Section 101(4) of the Business Corporations Act; and

c. Meetings of shareholders of the Corporation may be held at any place in Canada or the United States of America as the board of directors may determine.

F:\050973\0001\CRP003.SCH

CORPORATE ACCESS NUMBER: 206163735


Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE
OF
AMENDMENT AND REGISTRATION
OF RESTATED ARTICLES

WESTJET AIRLINES LTD.
AMENDED ITS ARTICLES ON 1998/11/18.


REGISTRAR OF
CORPORATIONS

Name/Structure Change Alberta Corporation - Registration Statement

Service Request Number: 757327
Corporate Access Number: 206163735

Previous Legal Entity Name:	WESTJET AIRLINES LTD.
Previous French Equivalent Name:	
Legal Entity Name:	WESTJET AIRLINES LTD.
French Equivalent Name:	
Legal Entity Status:	Active
Alberta Corporation Type:	Named Alberta Corporation
Nuans Report Number:	PRE-CONV
Nuans Report Date:	1994/06/27
French Name Nuans Report Number:	
French Name Nuans Report Date:	
Classes Of Shares and any Maximum Number(within each class):	SEE "CLASSES OF SHARES" ATTACHED
Restrictions On Share Transfers:	SEE "RESTRICTIONS ON SHARE TRANSFERS" ATTACHED
Minimum Number Of Directors:	3
Maximum Number Of Directors:	11
Restrictions On Business To:	NONE
Restrictions On Business From:	NONE
Other Provisions:	SEE "OTHER PROVISIONS" ATTACHED
Section And Subsection of Act Change Made Under:	167(1)(E), 167(1)(L)
Directors Issue Shares In Series:	
Professional Endorsement Provided:	
Future Dating Required:	
Amendment Date:	1998/11/18

Annual Returns

File Year	Date Filed
1998	1998/10/16
1997	1997/07/09
1996	

Court Orders

Order Type	Order Date	Order Number	Judicial District	Termination Date

Attachments

Attachment Type	Microfilm Bar Code	Date Recorded
Restrictions on Share Transfers	ELECTRONIC	1998/11/18
Share Capital	ELECTRONIC	1998/11/18
Other Rules or Provisions	ELECTRONIC	1998/11/18

Registration Authorized By: DARYL S. FRIDHANDLER
SOLICITOR

BUSINESS CORPORATIONS ACT
(SECTION 27 OR 171)

FORM 4

ARTICLES OF AMENDMENT

1. NAME OF CORPORATION:	2. CORPORATE ACCESS NUMBER
WESTJET AIRLINES LTD.	206163735

3. THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

I. Pursuant to subsection 167(1)(e) of the *Business Corporations Act*, Schedule "B" of Article 2(b) of the Articles of Incorporation of the Corporation is amended as follows:

a. The definition of "Net Earnings" in clause 1 is substituted with the following:

"Net Earnings" means the net income of the Corporation after tax calculated for each year by the Corporation in accordance with GAAP less an amount equal to an annual rate of 20% on any New Equity times the ratio of Days Invested for that New Equity divided by the actual number of days in the year;

b. The following definition is added to clause 1:

"Days Invested" means the number of days from and including the later of the first day of the year and the day the subscription amount for the New Equity was received and accepted by the Corporation to and including the earlier of the day the New Equity is redeemed by the Corporation and the last day of that year;

II. Pursuant to subsection 167(1)(l) of the *Business Corporations Act*, Schedule "G" of the Articles of Incorporation the Corporation is amended as follows:

a. The definition of "NTA" in subsection 1.1 is substituted with the following:

"NTA" means the *National Transportation Act*, 1987 (Canada), as amended, or any successor legislation thereto that is intended to, *inter alia*, regulate the ownership of airlines;



DATE	SIGNATURE	TITLE
November 16, 1998	Daryl S. Fridhandler	Assistant Secretary

F:\050973\0001\FORM4A.AMD\jt

BUSINESS CORPORATIONS ACT
(SECTION 27 OR 171)

FORM 4

ARTICLES OF AMENDMENT

1. NAME OF CORPORATION:

WESTJET AIRLINES LTD.

2. CORPORATE ACCESS NUMBER

206163736

3. THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

Pursuant to Section 167(1)(e) of the *Business Corporations Act* (Alberta), Section "B" of Article 2(b) of the Articles of Incorporation of the Corporation is amended by the substitution in Clause 1 of the definition of "WestJet Commencement Date" with ""WestJet Commencement Date" means January 1, 1997".

BURNET DUCKWORTH & PALMER

NOV 18 1998

FILED 



DATE	SIGNATURE	TITLE
November 16, 1998	Daryl S. Fridhandler	Assistant Secretary

F:\050973\0001\FORM4B.AMD\jt

CLASSES OF SHARES

The authorized capital of the Corporation consists of the following:

a. An unlimited number of Common Shares, which class of shares shall have attached thereto the rights, privileges, restrictions and conditions set forth in Schedule A hereto;

b. 700,000 Performance Shares, which class of shares shall have attached thereto the rights, privileges, restrictions and conditions set forth in Schedule B hereto;

c. An unlimited number of Non-Voting Shares, issuable in series, which class of shares shall have attached thereto the rights, privileges, restrictions and conditions set forth in Schedule C hereto;

d. An unlimited number of First Preferred Shares, issuable in series, which class of shares shall have attached thereto the rights, privileges, restrictions and conditions set forth in Schedule D hereto;

e. An unlimited number of Second Preferred Shares, issuable in series, which class of shares shall have attached thereto the rights, privileges, restrictions and conditions set forth in Schedule E hereto; and

f. An unlimited number of Third Preferred Shares, issuable in series, which class of shares shall have attached thereto the rights, privileges, restrictions and conditions set forth in Schedule F hereto.

SCHEDULE A

The unlimited number of Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

I. The holders of Common Shares shall be entitled to notice of, to attend and to vote at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Common Shares as such) and to one vote per share on a ballot.

II. Subject to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares, Second Preferred Shares and Third Preferred Shares, or to the shares of any other class of shares of the Corporation ranking prior to the Common Shares, the holders of Common Shares, *pari passu* with the holders of Non-Voting Shares, shall, at the discretion of the directors, be entitled to receive, out of any or all profits or surplus of the Corporation properly applicable to the payment of dividends, any dividends declared and payable by the Corporation on the Common Shares and Non-Voting Shares.

The Common Shares and the Non-Voting Shares shall rank equally as to dividends on a share-for-share basis.

III. Subject to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares, Second Preferred Shares and Third Preferred Shares, or to the shares of any other class of the Corporation ranking prior to the Common Shares, upon liquidation, dissolution or winding-up of the Corporation or other distribution of the Corporation assets among its shareholders for the purpose of winding-up its affairs, the holders of Common Shares, *pari passu* with the holders of Non-Voting Shares, shall be entitled to receive the remaining assets of the Corporation and shall be entitled to share equally, share for share, in all distributions of such assets.

IV. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the Common Shares shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Common Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends pro rata with the holders of Non-Voting Shares.

SCHEDULE B

The 700,000 Performance Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1. DEFINITIONS

When used in this Schedule, each of the following terms shall have the meaning respectively assigned thereto:

"Act" means the *Business Corporations Act* (Alberta), as now enacted or as the same may from time to time be amended, re-enacted or replaced;

"Business Day" means a day other than a Saturday, Sunday or statutory holiday in the Province of Alberta, provided that the principal offices of the Corporation in Calgary, Alberta are open for business on the particular day;

"Common Share" means a common share in the capital of the Corporation;

"Convertible Amount" means the amount calculated in accordance with Clause 4(b);

"Corporation" means WestJet Airlines Ltd.;

"Days Invested" means the number of days from and including the later of the first day of the year and the day the subscription amount for the New Equity was received and accepted by the Corporation to and including the earlier of the day the New Equity is redeemed by the Corporation and the last day of that year.

"GAAP" or "generally accepted accounting principles" has the meaning ascribed to this term in the Handbook of the Canadian Institute of Chartered Accounts; and

"Net Earnings" means the net income of the Corporation after tax calculated for each year by the Corporation in accordance with GAAP less an amount equal to an annual rate of 20% on any New Equity times the ratio of Days Invested for that New Equity divided by the actual number of days in the year;

"New Equity" means an amount equal to the value received by the Corporation for the issuance of Common Shares or Non-Voting Shares of the Corporation from and after September 18, 1996, excepting any such shares issued by the Corporation pursuant to stock option plans or stock purchase plans for directors, officers, employees or consultants to the Corporation;

"Performance Shareholder" means a holder of Performance Shares;

"Subscription Amount" means the amount paid on subscription for each Performance Share; and

"WestJet Commencement Date" means January 1, 1997.

2. VOTING

Except to the extent provided in the Act, the holders of the Performance Shares, as such, shall not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to vote at any such meeting.

3. DIVIDENDS

The holders of Performance Shares, as such, shall not be entitled to receive any dividends issued by the Corporation.

4. CONVERSION

a. Conversion Privilege: The Performance Shares shall, subject to subsection 4(e) below, in the aggregate, be convertible, at any time, at the option of the holder into one Common Share for each $1.86 of Convertible Amount, and further subject to the allocations between holders prescribed by clause 4(c) below. The conversion privilege herein provided for may be exercised by notice in writing given to the Corporation specifying the number of Performance Shares which the holder wishes to convert and such notice shall be signed by

the person registered on the books of the Corporation as the holder of the Performance Shares in respect of which such right is being exercised, or by their duly authorized attorney or representative. Conversion shall occur and be effective on the date such notice is received by the Corporation (the "Conversion Date"). The conversion privilege of each holder shall extend only to the date that is ninety (90) days following the issuance of audited year end financial statements of WestJet (which issuance shall not be later than 140 days from a fiscal year end for the year) in which the first of any of the following events may occur:

i. completion of the third fiscal year from the WestJet Commencement Date;

ii. cessation or termination of employment or consulting arrangements of that holder of Performance Shares with the Corporation and all affiliates;

iii. that holder of Performance Shares ceases to hold any Common Shares, other than by reason of a transfer in accordance with clause 9 hereof; or

iv. the death of that holder of Performance Shares;

unless, by resolution of the Board of Directors of the Corporation, the conversion privilege of a holder is extended.

b. Convertible Amount: The Convertible Amount, on a cumulative basis, shall be 5.0% of Net Earnings, up to a maximum of $26,040,000.

c. Allocation and Calculation of Convertible Amount Accounts: The cumulative Convertible Amount shall be allocated to and shared by the original holders of Performance Shares in proportion to their percentage of outstanding Performance Shares following the treasury issuance of same and allocation to and sharing by permitted successors to such holders shall run on such basis with the Performance Shares held by such successors. An account calculating the Convertible Amount attributable to each holder of Performance Shares and permitted successors shall be maintained by the Corporation. Such account shall be updated immediately following issuance of year-end audited financial statements of the Corporation and upon any holder of Performance Shares converting Performance Shares pursuant to clause 4(a).

d. Conversion Preservation: The Corporation shall not issue any Common Shares which will result in the unissued Common Shares being insufficient to fulfil the conversion privilege of the holders of the Performance Shares should the holders of all outstanding Performance Shares determine to have the same converted in accordance with the provisions hereof.

e. Timing of Conversion: The holders of Performance Shares shall, on a cumulative basis, be entitled to convert a maximum of one third of their Performance Shares following each of the three fiscal years beginning with the WestJet Commencement Date.

5. CONVERTIBLE AMOUNT DISCLOSURE

Each holder of a Performance Share shall be entitled to receive from the Corporation, without charge and within fifteen (15) days after making a request therefor, a report as to the Convertible Amount, the balance of the Convertible Amount attributable to the Performance Shares held by that holder and such other information as may be reasonably necessary to enable such holder to make any computation hereunder in respect of such Convertible Amount.

6. DISSOLUTION

a. No Right to Capital Return: No rights, privileges, restrictions or conditions attaching to the Performance Shares shall confer a priority in respect of return of capital over the Common Shares.

b. Liquidation of Corporation or its Business: In the event of liquidation, dissolution or winding up of the Corporation, or other distribution of property or assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of Performance Shares shall not be entitled to receive any payment from the Corporation or any distribution of the Corporation's assets in specie, provided however, that each holder of a Performance Share shall be given notice of the special meeting called to consider the liquidation, dissolution, winding up or distribution of property or assets as if the holder of a Performance Share was the holder of a Common Share.

7. ANTI-DILUTION

a. Adjustments Consequent Upon Changes in Common Shares: In the event of a consolidation or subdivision of a Common Shares into a greater or lesser number of Common Shares (in this clause 7, a "Common Share Change") the conversion ratio shall be adjusted immediately after the effective time for such Common Share Change so that holders of Performance Shares shall be entitled to receive, upon the exercise of such right at any time after the effective time of such Common Share Change in lieu of the number of Common Shares to which they were theretofore entitled upon conversion, such shares, securities or rights as they would have received had such Performance Shares been converted into Common Shares immediately prior to such effective time.

b. Dividends of Common Shares: In the event the Corporation shall declare and pay a dividend payable in Common Shares an appropriate adjustment shall be made in the conversion ratio as set out in clause 4 so as to preserve in all respects the benefits hereby conferred on the holders of Performance Shares.

c. Capital Reorganizations: In the event the Corporation shall consolidate, merge, enter into a plan of arrangement or amalgamate the Corporation with or into another body corporate (any such event being called a "Capital Reorganization"), holders of Performance Shares who have not exercised their right of conversion prior to the record date for such Capital Reorganization shall be entitled to receive and shall accept, upon the exercise of such right

at any time after the record date for such Capital Reorganization in lieu of the number of Common Shares to which they were theretofore entitled upon conversion, the aggregate number of shares or other securities of the Corporation or of the corporation or body corporate resulting, surviving or continuing from the Capital Reorganization that such holders would have been entitled to receive as a result of such Capital Reorganization if, on the record date, they had been the registered holders of the number of Common Shares to which they were theretofore entitled upon conversion; provided, that no such Capital Reorganization shall be carried into effect unless all necessary steps shall have been taken so that the holders of Performance Shares shall thereafter be entitled to receive such number of shares or other securities of the Corporation or of the corporation or body corporate, surviving or continuing from the Capital Reorganization.

d. Other Capital Changes: In the case of any reclassification of, or other change in, the outstanding Common Shares other than as provided in clause 7(a), 7(b) or 7(c), the conversion ratio shall be adjusted immediately after the effective time for such reclassification or other change so that holders of Performance Shares shall be entitled to receive, upon the exercise of such right at any time after the effective time of such reclassification or other change in lieu of the number of Common Shares to which they were theretofore entitled upon conversion, such shares, securities or rights as they would have received had such Performance Shares been converted into Common Shares immediately prior to such effective time.

e. Adjustment Adjudication: If any question shall at any time arise with respect to adjustments of the conversion ratio as aforesaid, such questions shall be conclusively determined by the auditors of the Corporation and any such determination shall be binding upon the Corporation and all transfer agents and all shareholders of the Corporation.

f. Adjustment Threshold: No adjustment as provided for in this clause 7 shall be required unless such adjustment would result in an increase or a decrease of at least 5% of the number of Common Shares issuable on conversion of the Performance Shares; provided however, that any adjustments which by reason of this provision are not required to be made, shall be carried forward and taken into account in any subsequent adjustment.

8. RANKING

The Performance Shares shall rank junior to all other shares of the Corporation and shall be subject in all respects to the rights, privileges, restrictions and conditions attaching to all other shares of the Corporation.

9. TRANSFERABILITY

Except as otherwise hereinafter provided in this clause 9, the right to transfer Performance Shares shall be restricted in that no holder of Performance Shares shall be entitled to transfer any Performance Share in the capital of the Corporation without the sanction of the directors of the Corporation expressed by resolution passed by the votes of a majority of the directors of the

Corporation at a meeting of the board of directors or by an instrument or instruments in writing signed by a majority of the directors provided, however, that a holder of Performance Shares shall have the right to transfer Performance Shares without obtaining the approval referred to above if such transfer is to a corporation wholly owned by them.

10. AMENDMENT OF RIGHTS

The provisions of these articles pertaining to the Performance Shares may be deleted, varied, modified, amended or amplified only with the prior approval of the holders of the Performance Shares, in addition to any other approval required by the Act, given by unanimous written resolution or by resolution carried by not less than two thirds of the votes cast on a poll at a meeting of the holders of Performance Shares duly called and held for the purposes of considering the resolution at which holders of not less than twenty (20%) per cent of the Performance Shares then outstanding are present in person or represented by proxy.

11. CONFLICTING RIGHT

In the event of any conflict between the provisions of these articles pertaining to the Performance Shares and the rights, privileges, restrictions and conditions attaching to any other shares in the capital of the Corporation, the provisions set forth in these articles with respect to the Performance Shares shall prevail.

SCHEDULE C

The unlimited number of Non-Voting Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1. The Non-Voting Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Directors of the Corporation shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the Non-Voting Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions (if any) of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights, and whether into or for securities of the Corporation or otherwise, the voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than Non-Voting Shares or payment in respect of capital on any shares in the capital of the Corporation or creation or issue of debt or equity securities; the whole subject to filing with the Registrar (as defined in the *Business Corporations Act* (Alberta) or successor legislation thereto) of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series.

2. Notwithstanding paragraph 1, the Directors of the Corporation may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of Non-Voting Shares.

3. The Non-Voting Shares of each series shall rank on a parity with the Non-Voting Shares of every other series with respect to accumulated dividends and return of capital. Subject to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares, Second Preferred Shares and Third Preferred Shares, or to the shares of any other class of shares of the Corporation ranking prior to the Non-Voting Shares, the holders of Non-Voting Shares, *pari passu* with the holders of Common Shares, shall, at the discretion of the directors, be entitled to receive, out of any or all profits or surplus of the Corporation properly applicable to the payment of dividends, any dividends declared and payable by the Corporation on the Common Shares and Non-Voting Shares.

   The Non-Voting Shares and the Common Shares shall rank equally as to dividends on a share-for-share basis.

   Subject to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares, Second Preferred Shares and Third Preferred Shares, or to the shares of any other class of the Corporation ranking prior to the Non-Voting Shares, upon liquidation, dissolution or winding-up of the Corporation or other distribution of the Corporation's assets among its shareholders for the purpose of winding-up its affairs, the holders of Non-Voting Shares, *pari passu* with the holders of Common Shares, shall be entitled to receive the remaining assets of the Corporation and shall be entitled to share equally, share for share, in all distributions of such assets.

   If any cumulative dividends or amounts payable on a return of capital are not paid in full, the Non-Voting Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Non-Voting Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends pro rata with the holders of Common Shares.

4. Except as provided for hereinbelow, the Non-Voting Shares shall not have any conversion rights attached thereto.

   In the event that an offer is made to purchase Common Shares and the offer is one which must, pursuant to applicable securities legislation or the rules of a stock exchange on which the Common Shares are then listed, be made to all or substantially all the holders of Common Shares in a province of Canada to which the requirement applies, each Non-Voting Share will become convertible at the option of the holder at any time while the offer is in

effect into one Common Share and each Common Share will become convertible at the option of the holder into one Non-Voting Share, at any time while the offer is in effect, and until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised for the purpose of depositing the resulting Common Shares in response to the offer and the transfer agent of the Corporation will deposit the resulting Common Shares on behalf of the shareholder. No share certificates representing Common Shares resulting from the conversion of Non-Voting Shares will be delivered to the shareholder.

If: (i) Common Shares resulting from the conversion and deposited pursuant to the offer are withdrawn by the shareholder or are not taken up by the offeror; or (ii) the offer is abandoned or withdrawn by the offeror, Common Shares will be reconverted into Non-Voting Shares and a share certificate representing the Non-Voting Shares will be sent to the shareholder by the transfer agent. Common Shares resulting from the conversion and taken up and paid for by the offeror shall be deemed to be re-converted into Non-Voting Shares at the time the offeror is required under the relevant securities legislation to take up and pay for such shares.

In the event that the offeror takes up and pays for the Common Shares resulting from conversion, the transfer agent of the Corporation shall deliver to the holders thereof the consideration paid for such shares by the offeror.

There will be no right to convert the Non-Voting Shares into Common Shares in the following cases:

a. the offer to purchase Common Shares is not required under applicable securities legislation or the rules of a stock exchange on which the Common Shares are then listed to be made to all or substantially all holders of Common Shares who are in a province of Canada to which the legislation applies, that is, the offer is an "exempt take-over bid" within the meaning of the foregoing securities legislation; or

b. an offer to purchase Non-Voting Shares is made concurrently with the offer to purchase Common Shares and the two offers are identical in respect of price per share, percentage of outstanding shares for which the offer is made, and in all other material respects. The offer to purchase the Non-Voting Shares must be unconditional, subject to the exception that the offer for the Non-Voting Shares may contain a condition to the effect that the offeror not be required to take up and pay for Non-Voting Shares tendered in response to the offer if no shares are purchased pursuant to the contemporaneous offer for the Common Shares; or

c. holders of Common Shares representing, in the aggregate, more than fifty percent (50%) of the then outstanding Common Shares (excluding shares owned immediately prior to the offer by the offeror and any "joint actor", as defined in the relevant securities legislation) certify to the transfer agent and to the Secretary of the

Corporation that they will not tender any shares in response to the offer for the Common Shares.

5. The rights, privileges, restrictions and conditions attaching to the Non-Voting Shares as a class may be added to, changed or removed but only with the approval of the holders of the Non-Voting Shares given as herein specified.

6. The rights, privileges, restrictions and conditions attaching to the Non-Voting Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the Non-Voting Shares given in such a manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of holders of Non-Voting Shares duly called for such purpose and held upon at least twenty-one (21) days' notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least twenty (20%) per cent of the outstanding Non-Voting Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than fifteen (15) days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a Non-Voting Share shall be entitled to one (1) vote in respect of each one ($1) dollar of stated value of Non-Voting Shares held.

SCHEDULE D

The unlimited number of First Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1. The First Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Directors of the Corporation shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the First Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions (if any) of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights, and whether into or for securities of the Corporation or otherwise, the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than First Preferred Shares or payment in respect of capital on any shares in the capital of the Corporation or creation or issue of debt or equity securities; the whole subject

to filing with the Registrar (as defined in the *Business Corporations Act* (Alberta) or successor legislation thereto) of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series.

1.1 Subject to applicable law, the holders of First Preferred Shares shall not be entitled as such (except as hereinafter specifically provided) to any voting rights at any meeting of shareholders of the Corporation unless and until the Corporation from time to time shall fail to pay any dividends due on any such shares for a period of twelve (12) or more months; thereafter, but only so long as any dividends on any such shares are not paid for such period, the holders of such shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation and shall be entitled to one vote in respect of each such share held at all shareholders' meetings (other than meetings or resolutions of holders of another class or series of shares required by law to be held separately).

2. Notwithstanding paragraph 1, the Directors of the Corporation may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of First Preferred Shares.

3. The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series with respect to accumulated dividends and return of capital. The First Preferred Shares shall be entitled to a preference over the Second Preferred Shares, the Common Shares, the Third Preferred Shares, the Non-Voting Shares and over any other shares of the Corporation ranking junior to the First Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the First Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the First Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The First Preferred Shares of any series may also be given such other preferences not inconsistent with paragraphs 1 through 5 hereof over the Second Preferred Shares, the Common Shares, the Third Preferred Shares, the Non-Voting Shares and any other shares ranking junior to the First Preferred Shares as may be determined in the case of each such series of First Preferred Shares.

4. The rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the First Preferred Shares given as herein specified.

5. The rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the First Preferred Shares given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of a least two-thirds of the votes cast at a meeting of holders of First Preferred Shares duly called for such purpose and held upon at least twenty-one (21) days' notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least twenty (20%) per cent of the outstanding First Preferred Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than fifteen (15) days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a First Preferred Share shall be entitled to one (1) vote in respect of each one ($1) dollar of stated value of First Preferred Shares held.

SCHEDULE E

The unlimited number of Second Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1. The Second Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Directors of the Corporation shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the Second Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions (if any) of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights, and whether into or for securities of the Corporation or otherwise, the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than Second Preferred Shares or payment in respect of capital on any shares in the capital of the Corporation or creation or issue of debt or equity securities; the whole subject to filing with the Registrar (as defined in the *Business Corporations Act* (Alberta) or successor legislation thereto) of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series.

1.1 Subject to applicable law, the holders of Second Preferred Shares shall not be entitled as such (except as hereinafter specifically provided) to any voting rights at any meeting of

shareholders of the Corporation unless and until the Corporation from time to time shall fail to pay any dividends due on any such shares for a period of twelve (12) or more months; thereafter, but only so long as any dividends on any such shares are not paid for such period, the holders of such shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation and shall be entitled to one vote in respect of each such share held at all shareholders' meetings (other than meetings or resolutions of holders of another class or series of shares required by law to be held separately).

2. Notwithstanding paragraph 1, the Directors of the Corporation may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of Second Preferred Shares.

3. The Second Preferred Shares of each series shall rank on a parity with the Second Preferred Shares of every other series with respect to accumulated dividends and return of capital. The Second Preferred Shares shall be entitled to a preference over the Common Shares, the Third Preferred Shares, the Non-Voting Shares and over any other shares of the Corporation ranking junior to the Second Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the Second Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Second Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The Second Preferred Shares of any series may also be given such other preferences not inconsistent with paragraphs 1 through 5 hereof over the Common Shares, the Third Preferred Shares, the Non-Voting Shares, and any other shares ranking junior to the Second Preferred Shares as may be determined in the case of each such series of Second Preferred Shares.

4. The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Second Preferred Shares given as herein specified.

5. The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the Second Preferred Shares given in such a manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of holders of Second Preferred Shares duly called for such purpose and held upon at least twenty-one (21) days'

notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least twenty (20%) per cent of the outstanding Second Preferred Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than fifteen (15) days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a Second Preferred Share shall be entitled to one (1) vote in respect of each one ($1) dollar of stated value of Second Preferred Shares held.

SCHEDULE F

The unlimited number of Third Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1. The Third Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Directors of the Corporation shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the Third Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions (if any) of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights, and whether into or for securities of the Corporation or otherwise, the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than Third Preferred Shares or payment in respect of capital on any shares in the capital of the Corporation or creation or issue of debt or equity securities; the whole subject to filing with the Registrar (as defined in the *Business Corporations Act* (Alberta) or successor legislation thereto) of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series.

1.1 Subject to applicable law, the holders of Third Preferred Shares shall not be entitled as such (except as hereinafter specifically provided) to any voting rights at any meeting of shareholders of the Corporation unless and until the Corporation from time to time shall fail to pay any dividends due on any such shares for a period of twelve (12) or more months; thereafter, but only so long as any dividends on any such shares are not paid for such period, the holders of such shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation and shall be entitled to one vote in respect of each such share held at all shareholders' meetings (other than meetings or resolutions of holders of another class or series of shares required by law to be held separately).

2. Notwithstanding paragraph 1, the Directors of the Corporation may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of Third Preferred Shares.

3. The Third Preferred Shares of each series shall rank on a parity with the Third Preferred Shares of every other series with respect to accumulated dividends and return of capital. The Third Preferred Shares shall be entitled to a preference over the Common Shares, the Non-Voting Shares and over any other shares of the Corporation ranking junior to the Third Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the Third Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Third Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The Third Preferred Shares of any series may also be given such other preferences not inconsistent with paragraphs 1 through 5 hereof over the Common Shares, the Non-Voting Shares and any other shares ranking junior to the Second Preferred Shares as may be determined in the case of each such series of Third Preferred Shares.

4. The rights, privileges, restrictions and conditions attaching to the Third Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Third Preferred Shares given as herein specified.

5. The rights, privileges, restrictions and conditions attaching to the Third Preferred Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the Third Preferred Shares given in such a manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of holders of Third Preferred Shares duly called for such purpose and held upon at least twenty-one (21) days' notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least twenty (20%) per cent of the outstanding Third Preferred Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than fifteen (15) days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may

from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a Third Preferred Share shall be entitled to one (1) vote in respect of each one ($1) dollar of stated value of Third Preferred Shares held.

F:\050973\0001\CRP001.SCH

RESTRICTIONS ON SHARE TRANSFERS

SCHEDULE G

1. Definitions

1.1 For the purposes of this Schedule G, the following terms have the following meanings:

"ABCA" means the *Business Corporations Act*, S.A. 1981, C. B-15, as amended and the regulations thereunder;

"Aggregate Votes" means the aggregate of the votes attached to all voting shares of the Corporation that may ordinarily be cast to elect directors of the Corporation, other than the votes attached to the voting shares, if any, held by or on behalf of the Minister;

"corporation" includes a body corporate, partnership and unincorporated organization;

"Minister" means the President of the Queen's Privy Council or such other member of the Queen's Privy Council for Canada as may be designated by the Governor in Council as the Minister for the purposes of the NTA;

"non-resident" means

a. an individual, other than a Canadian citizen, who is not ordinarily resident in Canada,

b. a corporation incorporated, formed or otherwise organized outside Canada,

c. a foreign government or an agency thereof,

d. a corporation controlled by non-residents as defined in any of paragraphs (a) to (c),

e. a trust

   i. established by a non-resident as defined in any of paragraphs (b) to (d), other than a trust for the administration of a pension fund for the benefit of individuals a majority of whom are residents, or

   ii. in which non-residents as defined in any of paragraphs (a) to (d) have more than fifty percent (50%) of the beneficial interest, or

f. a corporation that is controlled by a trust described in paragraph (e);

"NTA" means the *National Transportation Act*, 1987 (Canada), as amended, or any successor legislation thereto that is intended to, *inter alia*, regulate the ownership of airlines;

"Ownership Rights" means, with respect to voting shares of the Corporation, all rights attaching thereto, including the rights to vote at any meeting of shareholders, to receive any dividends declared thereon by the Corporation, and to receive the remaining property of the Corporation upon liquidation, dissolution or winding-up of the Corporation;

"person" means any individual, body corporate, government or agency thereof, partnership, unincorporated syndicate, unincorporated organization, trustee, executor, administrator and other legal representative;

"resident" means an individual, corporation, government or agency thereof or trust that is not a non-resident;

"voting share" means a share in the capital of a corporation that carries, under all circumstances or by reason of an event that has occurred and is continuing, a right to vote;

1.2 All terms used in this Schedule G which are not defined in these Articles of Amendment but are defined in the NTA or the ABCA have the meaning ascribed thereto in the NTA or the ABCA respectively, provided that in the event of any inconsistency between a definition contained in the NTA and a definition contained in the ABCA, the definition contained in the NTA shall prevail. Any provision of this Schedule G which may be read in a manner that is inconsistent with the NTA shall be read so as to be consistent therewith.

2. Constraints on Issue and Transfer

2.1 The Corporation shall not:

a. accept any subscription for its voting shares;

b. issue any of its voting shares;

c. register or otherwise recognize the transfer of any of its voting shares; or

d. purchase or otherwise acquire any of its voting shares;

if, as a result of such subscription, issue, transfer or purchase:

i. voting shares of the Corporation to which are attached, in the aggregate, more than twenty-five percent (25%) of the Aggregate Votes are or would be held, beneficially owned or controlled, directly or indirectly, by non-residents; or

ii. the Corporation would cease to be a "Canadian" as defined in Section 67 of the NTA or as specified in any regulation made thereunder.

2.2 In the event that any law of Canada or a province applicable to the Corporation should become prescribed for the purposes of Section 168(5) of the ABCA, these Articles shall be read as if the constraints imposed pursuant to Section 2.1 included constraints in order to assist the

Corporation or any of its affiliates or associates (as such terms are defined in the ABCA) to qualify under such prescribed law (including the NTA and any regulations thereunder and the Air Regulations under the Aeronautics Act (Canada)) to receive licenses, permits, grants, payments or other benefits by reason of attaining or maintaining a specified level of Canadian ownership or control and such specified level of Canadian ownership or control shall be the level of Canadian ownership or control designated by such prescribed law of Canada or a province.

3. Constraints on Ownership Rights

No person shall hold, beneficially own or control, directly or indirectly, voting shares of the Corporation in a manner contrary to the constraints set forth in Section 2 and the Corporation shall refuse to recognize all Ownership Rights that would otherwise be attached to any voting shares held, beneficially owned or controlled, directly or indirectly, contrary to any such constraints, by deeming all voting shares held contrary to such constraints to be struck from the register of securities in an order inverse to the order of the registration of the acquisition by the holders of such voting shares, such that the number of shares held, beneficially owned or controlled, directly or indirectly, by a person or persons in any constrained class referred to in Section 2 is reduced to the permitted threshold for that class, as the case may be.

4. Limitation on Voting Rights

Where, at any meeting of shareholders of the Corporation more than 25% of the voting shares represented at such meeting are held, beneficially owned or controlled, directly or indirectly, by non-residents, the voting rights attached to such voting shares shall be restricted on a pro rata basis such that the total number of votes which may be cast by or on behalf of non-residents at such meeting shall not be greater than 25% of the total number of votes which may be cast at such meeting.

5. Sale of Constrained Shares

5.1 Without limiting any of the provisions of this Schedule G, the Corporation may, for the purposes of enforcing any constraint imposed pursuant to Section 2 above, sell, as if it were the owner thereof, any voting shares that are owned, or that the directors determine may be owned, by any person or persons, contrary to such constraint, provided that such sale is conducted in accordance with the provisions set out below.

5.2 (1) For the purposes of Section 5.1, before the Corporation concludes that shares of the Corporation are owned contrary to a constraint referred to in Section 2 or the directors of the Corporation determine the shares of the Corporation may be owned contrary to such constraint, the Corporation shall send by registered mail a written notice in accordance with subsection 5.2(5) to the person shown in the securities register of the Corporation as the holder of the shares.

(2) For the purposes of Section 5.1, in determining that shares of the Corporation may be owned contrary to a constraint referred to in Section 2, the directors of the Corporation shall

(a) ascertain whether or not the Corporation has received a reply to a request for information referred to in subsection 5.2(7) respecting such shares and consider the reply, if any, thereto; and

(b) examine and consider any other records of the Corporation containing information that would indicate whether such shares are owned contrary to such constraint.

(3) For the purposes of Section 5.1 where the Corporation has sent a notice referred to in subsection 5.2(1) to a person shown in the securities register of the Corporation as the holder of shares and

(a) the Corporation has concluded that shares in respect of which the notice was sent are owned contrary to a constraint referred to in Section 2.1, or

(b) the directors of the Corporation have determined in accordance with subsection 5.2(2) that shares in respect of which the notice was sent may be owned contrary to such constraint,

and the Corporation intends to sell all or some of the shares pursuant to Section 5.1, the Corporation shall, not less than 90 days but not more than 150 days after the sending of such notice, send to that person by registered mail a further written notice in accordance with subsection 5.2(6) respecting the shares that the Corporation intends to sell.

(4) Where a Corporation sends a notice under subsection 5.2(1) or 5.2(3), the Corporation shall, at the time the notice is sent, enter or cause to be entered in the securities register of the Corporation the particulars of such notice including the date on which it was sent.

(5) The notice referred to in subsection 5.2(1) shall contain

(a) the name and address of the holder of the shares as shown in the securities register of the Corporation;

(b) a statement identifying the certificate representing the shares by certificate number or otherwise;

(c) a statement including that all or some of the shares may be sold by the Corporation pursuant to Section 5.1 if such shares are owned, or the directors of the Corporation determine in accordance with subsection 5.2(2) that such shares may be owned, contrary to a constraint referred to in Section 2.1;

(d) a statement indicating that the Corporation may conclude that all or some of the shares are owned contrary to a constraint referred to in Section 2.1;

(e) a statement indicating that the directors of the Corporation may determine in accordance with subsection 5.2(2) that all or some of the shares may be owned contrary to a constraint referred to in Section 2.1 and that for the purpose of making such determination the directors of the Corporation will

   (i) consider the reply, if any, to a request for information referred to in subsection 5.2(7) respecting such shares, and

(ii) examine and consider any other records of the Corporation containing information that would indicate whether such shares are owned contrary to such constraint;

(f) a statement indicating that no share in respect of which the notice is sent may be sold pursuant to Section 5.1 if a transfer of such share is registered in the securities register of the Corporation after the notice was sent unless the Corporation again complies with the requirements set out in this Section 5 respecting the sale of such share;

(g) a statement indicating that no share in respect of which the notice is sent may be sold pursuant to Section 5.1 unless not less than 60 days but not more than 150 days have elapsed from the day on which a notice referred to in subsection 5.2(3) is sent to the holder of such share;

(h) a statement indicating the earliest date and the latest date on which the Corporation may sell the shares, having regard to the requirements set out in Section 5.4;

(i) a statement indicating that the shares may be sold on any stock exchange where shares of the Corporation are listed and posted for trading or, where shares of the Corporation are not listed and posted for trading on any stock exchange, in such other manner as the directors of the Corporation determine to be appropriate;

(j) a statement indicating that, if not all the shares of the holder represented by a certificate are sold pursuant to Section 5.1, a certificate representing the shares that are not sold will be issued upon surrender for cancellation of the certificate representing the shares sold; and

(k) a statement indicating that, forthwith upon the sale of the shares pursuant to Section 5.1, the Corporation will

(i) register the transfer or a notice of the sale of such shares or cause the transfer or a notice of the sale of such shares to be registered in the securities register of the Corporation, and

(ii) send a notice of such sale in accordance with paragraph 5.5(1)(b) to the person shown in the securities register of the Corporation as the holder of such shares at the time of sale.

(6) The notice referred to in subsection 5.2(3) shall contain

(a) the name and address of the holder of the shares as shown in the securities register of the Corporation;

(b) a statement identifying the certificate representing the shares by certificate number or otherwise;

(c) a statement indicating that all or some of the shares may be sold by the Corporation pursuant to Section 5.1 if such shares are owned, or the directors of the Corporation determine in accordance with subsection 5.2(2) that such shares may be owned, contrary to a constraint referred to in Section 2.1;

(d) a statement indicating that the Corporation has concluded that the shares are owned, or that the directors of the Corporation have determined in

accordance with subsection 5.2(2) that the shares may be owned, contrary to a constraint referred to in Section 2.1 and indicating the reason why the Corporation so concluded or the directors so determined, as the case may be;

(e) a statement indicating that the Corporation intends to sell all or a specified number of the shares pursuant to Section 5.1;

(f) a statement indicating that if before the sale the Corporation changes its conclusion that the shares are owned, or the directors of the Corporation change their determination made in accordance with subsection 5.2(2) that the shares may be owned, contrary to a constraint referred to in Section 2.1 or there is a change in the reason for such conclusion or determination, the Corporation will send a notice in accordance with subsection 5.3(1) to the person shown in the securities register of the Corporation as the holder of the shares;

(g) a statement advising that, unless the person shown in the securities register of the Corporation as the holder of the shares receives a notice referred to in paragraph 5.2(6)(f), such person and all other interested persons should not assume

  (i) that the Corporation has changed its conclusion that the shares are owned, or the directors of the Corporation have changed their determination made in accordance with subsection 5.2(2) that the shares may be owned, contrary to a constraint referred to in Section 2.1,

  (ii) that there has been a change in the reason for such conclusion or determination, or

  (iii) that the Corporation no longer intends to sell the shares pursuant to Section 5.1;

(h) a statement indicating that no share in respect of which the notice is sent may be sold pursuant to Section 5.1 if a transfer of such share is registered in the securities register of the Corporation after the notice referred to in subsection 5.2(1) was sent unless the Corporation again complies with the requirements set out in this Section 5 respecting the sale of such share;

(i) a statement indicating that no share in respect of which the notice is sent may be sold pursuant to Section 5.1 unless not less than 60 days but not more than 150 days have elapsed from the day on which the notice was sent to the holder of such share; and

(j) a statement indicating each of the matters referred to in paragraphs 5.2(5)(h) to (k).

(7) The notice referred to in subsection 5.2(1) shall be accompanied by a request for such information, including a request for the completion of such forms, as would indicate whether the shares are owned contrary to a constraint referred to in Section 2.1

(8) The notice referred to in subsection 5.2(3) shall be accompanied by a request for information referred to in subsection 5.2(7) unless the Corporation has received the requested information before the notice is sent.

(9) A request for information referred to in subsection 5.2(7) shall be accompanied by instructions for the furnishing of the information and the completion of the forms referred to in that subsection and by a sufficient number of copies of the forms.

5.3 (1) Where the Corporation

(a) has sent a notice referred to in subsection 5.2(3) to a person shown in the securities register of the Corporation as the holder of shares, and

(b) has not sold, pursuant to Section 5.1, a share in respect of which the notice was sent,

and the Corporation changes its conclusion that the share is owned, or the directors of the Corporation change their determination made in accordance with subsection 5.2(2) that the share may be owned, contrary to such constraint, or there is a change in the reason for such conclusion or determination, the Corporation shall forthwith send by registered mail to that person a notice of such change of conclusion or determination including the reason therefor or a notice of such change in the reason for such conclusion or determination, as the case may be.

(2) Where a Corporation sends a notice under subsection 5.3(1), the Corporation shall, at the time the notice is sent, enter or cause to be entered in the securities register of the Corporation the particulars of such notice including the date on which it was sent.

5.4 (1) No share shall be sold by the Corporation pursuant to Section 5.1 unless

(a) the Corporation has sent the notices referred to in subsections 5.2(1) and (3) to the person shown in the securities register of the Corporation as the holder of the share;

(b) not less than 150 days but not more than 300 days have elapsed from the day on which the notice referred to in subsection 5.2(1) was sent to the holder of the share;

(c) not less than 60 days but not more than 150 days have elapsed from the day on which the notice referred to in subsection 5.2(3) was sent to the holder of the share;

(d) the Corporation has concluded that the share is owned, or the directors of the Corporation have determined in accordance with subsection 5.2(2) that the share may be owned, contrary to a constraint referred to in Section 2.1 and, at the time of sale, the Corporation has no reasonable grounds on which to change its conclusion or the directors of the Corporation have no reasonable grounds on which to change their determination, as the case may be;

(e) the sale takes place

(i) on any stock exchange where the shares of the Corporation are listed and posted for trading, or

(ii) where shares of the Corporation are not listed and posted for trading on any stock exchange, in such other manner as the directors of the Corporation determine to be appropriate; and

(f) the Corporation sells the share with a view to obtaining the best sale price available in the circumstances at the time of sale.

(2) No share in respect of which a notice is sent in accordance with subsection 5.2(1) shall be sold by the Corporation pursuant to Section 5.1 if a transfer of such share is registered in the securities register of the Corporation after the notice was sent unless the Corporation again complies with the requirements set out in this Section 5 respecting the sale of such share.

5.5 (1) Forthwith upon a sale of shares by the Corporation pursuant to Section 5.1, the Corporation shall

(a) register the transfer or a notice of the sale of such shares or cause the transfer or a notice of the sale of such shares to be registered in the securities register of the Corporation; and
(b) send a notice of such sale to the person shown in the securities register of the Corporation as the holder of the shares at the time of the sale.

(2) The notice referred to in paragraph 5.5(1)(b) shall

(a) state the number of shares sold;
(b) identify the certificate representing the shares sold, by certificate number or otherwise;
(c) state the date and manner of sale;
(d) state the manner in which the person entitled to receive the net proceeds of the sale pursuant to 5.1 may obtain such proceeds;
(e) state that the Corporation concluded that the shares were owned, or that the directors determined in accordance with subsection 5.2(2) that the shares may be owned, contrary to a constraint referred to in Section 2.1 and state the reason why the Corporation so concluded or the directors so determined, as the case may be; and
(f) contain a statement, if not all of the shares of the holder represented by a certificate were sold, that not all of such shares were sold and that a certificate representing the shares that were not sold will be issued upon surrender for cancellation of the certificate representing the shares sold.

5.6 For the purposes of this Section 5, the proceeds of a sale by the Corporation under Section 5.1 shall be deposited in an interest bearing account with a bank in Canada to which the *Bank Act* applies or a trust company in Canada to which the *Trust Companies Act* applies or invested in any investment authorized under subsection 63(1) of the *Canadian and British Insurance Companies Act.*

6. Control

For the purposes of this Schedule G,

a. a corporation is controlled by a person if

   i. more than fifty percent of the voting shares of the corporation are held by the person and by another person, if any, who is associated with that person;

   ii. the voting rights attached to any shares of the corporation held by the person and by another person, if any, who is associated with that person, are sufficient, if exercised, to elect a majority of the directors of the corporation; and

   iii. the person has, in relation to the corporation, any direct or indirect influence which, if exercised, would result in control in fact of the corporation;

b. a partnership or unincorporated organization is controlled by a person if any ownership interest therein representing more than fifty percent (50%) of the assets of the partnership or organization is held, otherwise than by way of security only, by or for the benefit of that person.

7. Associate

a. For the purposes of this Schedule G, a person is associated with another person if

   i. one person is a corporation of which the other person is a director or an officer;

   ii. one person is a corporation that is directly or indirectly controlled by the other person;

   iii. one person is a partnership of which the other person is a partner;

   iv. both persons are corporations and one corporation is controlled, directly or indirectly, by the same person that controls, directly or indirectly, the other corporation;

   v. both persons are members of a voting trust that relates to the voting shares of a transportation undertaking;

   vi. both persons are parties to an agreement or arrangement, a purpose of which is to require the parties to act in concert with respect to their interests, direct or indirect, in a transportation undertaking; or

   vii. both persons are associated within the meaning of paragraphs i. to vi. with a same third person.

8. Joint Ownership and Non-Residents

8.1 For the purposes of this Schedule G, where voting shares of the Corporation are held, beneficially owned or controlled by several persons jointly, the number of voting shares held, beneficially owned or controlled by any one such person shall include the number of voting shares held, beneficially owned or controlled jointly with such other persons.

8.2 Where one or more of the joint holders, beneficial owners or persons controlling the voting shares is a non-resident, the voting shares held, beneficially owned or controlled jointly are deemed to be held, beneficially owned or controlled, as the case may be, by such non-resident.

8.3 Where a person who was not a non-resident becomes a non-resident on any day, the date of purchase of the voting shares of the Corporation held, beneficially owned or controlled by such person shall, for the purposes of Section 3, be deemed to be the day that such person became a non-resident.

9. Exceptions

9.1 Nothing in this Schedule G shall be construed to apply in respect of voting shares of the Corporation that:

a. are held by the Minister in trust for Her Majesty in Right of Canada;

b. are held by one or more underwriters solely for the purpose of distributing the shares to the public; or

c. are held by any person that is acting in relation to the shares solely in its capacity as an intermediary in the payment of funds or the delivery of securities, or both, in connection with trades in securities and that provides centralized facilities for the clearing of trades in securities.

9.2 The constraints imposed pursuant to Section 2 do not apply to the extent that a person or their associates (for the purposes of Section 2.1(i)) or a non-resident (for the purposes of Section 2.1(ii)) holds voting shares by way of security only and such holding by way of security only is evidenced in such form as may be prescribed by the by-laws or resolutions adopted by the shareholders or directors of the Corporation and filed by such holder with the Corporation.

10. By-Laws

10.1 Subject to section 98 of the ABCA, the directors of the Corporation may make, amend or repeal any by-laws required to administer the constrained share provisions set out in these articles including by-laws:

a. to require any person in whose name voting shares of the Corporation are registered to furnish a statutory declaration under the *Canada Evidence Act* declaring whether

i. the shareholder is the beneficial owner of the voting shares of the Corporation or holds them for a beneficial owner,

ii. the shareholder is an associate of any other shareholder,

iii. the shareholder or beneficial owner is a resident, and

iv. the shareholder or beneficial owner is a Canadian,

and declaring any further facts that the directors consider relevant;

b. to require any person seeking to have a transfer of a voting share registered in his name or to have a voting share issued to him to furnish a declaration similar to the declaration a shareholder may be required to furnish under paragraph (a); and

c. to determine the circumstances in which any declarations are required, their form and the times when they are to be furnished.

10.2 Where a person is required to furnish a declaration pursuant to a by-law made under Section 10.1 the directors may refuse to register a transfer of a voting share in their name or to issue a voting share to them until that person has furnished the declaration.

10.3 In administering the constrained share provisions set out herein, the directors of the Corporation may rely upon

a. a statement made in a declaration referred to in Section 10.1 or 10.2; and

b. the knowledge of a director, officer, employee or agent of the Corporation.

10.4 Where the directors are required to determine the total number of voting shares of the Corporation held by or on behalf of persons other than Canadians, the directors may rely upon the sum of

a. the voting shares held by every shareholder whose latest address as shown in the share register is outside Canada; and

b. the voting shares hold by every shareholder whose latest address as shown in the share register is in Canada but who, to the knowledge of a director, officer, employee or agent of the Corporation is not a Canadian.

10.5 For the purposes of Section 10.4, the directors may rely upon the share register of the Corporation as of any date after the day on which the Corporation became a constrained share corporation but that date shall not be more than four months before the day on which the determination is made.

11. Powers of Directors

11.1 In the administration of this Schedule G, the directors of the Corporation shall enjoy, in addition to the powers set forth herein, all of the powers necessary or desirable, in their opinion, to carry out the intent and purpose hereof, including but not limited to all powers contemplated by the provisions relating to constrained share corporations in the ABCA.

11.2 If the board of directors, acting in good faith, determines that any persons are parties to an agreement or arrangement, a purpose of which is to require them to act in concert with respect to their interest, direct or indirect, in the Corporation, the board of directors shall be entitled to treat such persons as associates for the purposes hereof.

11.3 In administering the provisions of this Schedule G the directors of the Corporation may rely upon

a. a statement made in a declaration referred to in Section 10; and

b. the knowledge of a director, officer, employee or agent of the Corporation.

11.4 Where the directors are required to determine the total number of voting shares of the Corporation held by or on behalf of non-residents, the directors may rely upon the sum of

a. the voting shares held by every shareholder whose latest address as shown in the share register is outside Canada; and

b. the voting shares held by every shareholder whose latest address as shown in the share register is in Canada but who, to the knowledge of a director, officer, employee or agent of the Corporation is a non-resident.

11.5 Wherever in this Schedule G it is necessary to determine the opinion of the directors of the Corporation, such opinion shall be expressed and conclusively evidenced by a resolution of the directors of the Corporation duly adopted, including a resolution in writing executed pursuant to Section 112 of the ABCA.

12. No Claims

Neither any shareholder of the Corporation nor any other interested person shall have any claim or action against the Corporation or against any director or officer of the Corporation nor shall the Corporation have any claim or action against any director or officer of the Corporation arising out of any act (including any omission to act) performed pursuant to or in intended pursuance of the provisions of this Schedule G or any breach or alleged breach of such provisions.

13. Disclosure Required

Each of the following documents issued or published by the Corporation shall indicate conspicuously the general nature of the constraints on issue, transfer and ownership of its voting shares contained herein:

a. certificate representing a voting share;

b. management proxy circular; and

c. prospectus, statement of material facts, registration statement or similar document.

F:\050973\0001\CRP002.SCH

OTHER PROVISIONS

a. The Corporation has a lien on shares registered in the name of a shareholder for a debt to the Corporation;

b. The Directors may appoint one or more additional directors of the Corporation pursuant to Section 101(4) of the *Business Corporations Act*; and

c. Meetings of shareholders of the Corporation may be held at any place in Canada or the United States of America as the board of directors may determine.

F:\050973\0001\CRP003.SCH

CORPORATE ACCESS NUMBER: 206163735

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT AND REGISTRATION

OF RESTATED ARTICLES

WESTJET AIRLINES LTD.
AMENDED ITS ARTICLES ON 2005/08/30.


REGISTRAR OF
CORPORATIONS

Name/Structure Change Alberta Corporation - Registration Statement

Service Request Number: 7676218
Corporate Access Number: 206163735
Legal Entity Name: WESTJET AIRLINES LTD.
French Equivalent Name:
Legal Entity Status: Active

Alberta Corporation Type: Named Alberta Corporation
New Legal Entity Name: WESTJET AIRLINES LTD.
New French Equivalent Name:
Nuans Number: PRE-CONV
Nuans Date: 1994/06/27
French Nuans Number:
French Nuans Date:

Share Structure: SEE "CLASSES OF SHARES" ATTACHED
Share Transfers Restrictions: SEE "RESTRICTIONS ON SHARE TRANSFERS" ATTACHED
Number of Directors:
Min Number Of Directors: 3
Max Number Of Directors: 13
Business Restricted To: NONE
Business Restricted From: NONE
Other Provisions: SEE "OTHER PROVISIONS" ATTACHED
BCA Section/Subsection: 173(1)(D), (E), (F), (M) & 176(1)(C), (F), (H), (I)

Professional Endorsement Provided:
Future Dating Required:

Annual Return

File Year	Date Filed
2005	2005/07/15
2004	2004/07/06
2003	2003/08/27

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Restrictions on Share Transfers	ELECTRONIC	1998/11/18
Share Structure	ELECTRONIC	1998/11/18
Other Rules or Provisions	ELECTRONIC	1998/11/18
Share Structure	ELECTRONIC	1999/07/05
Consolidation, Split, Exchange	ELECTRONIC	2000/05/04
Restrictions on Share Transfers	ELECTRONIC	2000/05/04
Consolidation, Split, Exchange	ELECTRONIC	2002/04/25
Share Structure	ELECTRONIC	2003/05/16
Consolidation, Split, Exchange	ELECTRONIC	2004/04/28
Restrictions on Share Transfers	ELECTRONIC	2005/08/30
Share Structure	ELECTRONIC	2005/08/30
Consolidation, Split, Exchange	ELECTRONIC	2005/08/30

Registration Authorized By: DARYL S. FRIDHANDLER
SOLICITOR

Appendix "A"

CLASSES OF SHARES

The authorized capital of the Corporation consists of the following:

a. An unlimited number of Variable Voting Shares, which class of shares shall have attached thereto the rights, privileges, restrictions and conditions set forth below;

b. An unlimited number of Common Voting Shares, which class of shares shall have attached thereto the rights, privileges, restrictions and conditions set forth below;

c. An unlimited number of Non-Voting Shares, issuable in series, which class of shares shall have attached thereto the rights, privileges, restrictions and conditions set forth below;

d. An unlimited number of First Preferred Shares, issuable in series, which class of shares shall have attached thereto the rights, privileges, restrictions and conditions set forth below;

e. An unlimited number of Second Preferred Shares, issuable in series, which class of shares shall have attached thereto the rights, privileges, restrictions and conditions set forth below; and

f. An unlimited number of Third Preferred Shares, issuable in series, which class of shares shall have attached thereto the rights, privileges, restrictions and conditions set forth below.

1. INTERPRETATION

1.1 Definitions

For purposes of the Articles, the following terms have the following meanings:

"ABCA" means the Business Corporations Act (Alberta), R.S.A. (2000), c. B-9;

"ABCA Regulations" means any regulations promulgated from time to time under the ABCA;

"Aggregate Votes" means the aggregate of the votes attached to all Voting Shares of the Corporation that may ordinarily be cast to elect directors of the Corporation;

"Canadian" shall have the meaning set forth in Subsection 55(1) of the CTA or as specified in any regulation made thereunder, as the same may be amended, supplemented or replaced, from time to time;

"Common Voting Share" means the common voting shares of the share capital of the Corporation;

"corporation" includes a body corporate, partnership and unincorporated organization;

"CTA" means the Canada Transportation Act, S.C. 1996, Ch. 10;

"Non-Voting Share" means the non-voting shares of the share capital of the Corporation;

"person" includes an individual, corporation, association, entity, government or agency thereof, trustee, executor, administrator and other legal representative;

"Transfer Agent" means the transfer agent and the registrar of the Voting Shares of the Corporation;

"Variable Voting Share" means the variable voting shares of the share capital of the Corporation; and

"Voting Share" means the Variable Voting Shares and the Common Voting Shares of the share capital of the Corporation and includes a security currently convertible into such a share and currently exercisable options and rights to acquire such shares or such a convertible security.

1.2 Control

For purposes of these Articles,

1.2.1 a body corporate is controlled by a person if:

(i) securities of the body corporate to which are attached more than fifty percent (50%) of the votes that may be cast to elect directors of the body corporate are held, otherwise than by way of security only, by or for the benefit of that person; and

(ii) the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate; and

1.2.2 a partnership or unincorporated organization is controlled by a person if an ownership interest therein representing more than fifty percent (50%) of the assets of the partnership or organization is held, otherwise than by way of security only, by or for the benefit of that person.

1.3 Undefined Terms

All terms used herein that are not defined herein shall have the meanings ascribed thereto in the ABCA. Any provision herein shall be read so as to be consistent with the ABCA.

2. VARIABLE VOTING SHARES

Subject to the rights, privileges, restrictions and conditions which attach to any other class of shares, the Variable Voting Shares shall, as a class, have the following rights, privileges, restrictions and conditions:

2.1 Voting

The holders of the Variable Voting Shares shall be entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of the Corporation, except where the holders of

a specified class are entitled to vote separately as a class as provided in the ABCA.

The Variable Voting Shares shall carry one vote per Variable Voting Share, unless:

2.1.1 the number of issued and outstanding Variable Voting Shares exceeds 25% of the total number of all issued and outstanding Voting Shares (or any higher percentage that the Governor in Council may specify pursuant to the CTA); or

2.1.2 the total number of votes cast by or on behalf of holders of Variable Voting Shares at any meeting exceeds 25% (or any higher percentage that the Governor in Council may specify pursuant to the CTA) of the total number of votes that may be cast at such meeting.

If either of the above-noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically and without further act or formality to equal the maximum permitted vote per Variable Voting Share. Under the circumstance described in subparagraph 2.1.1 above, the Variable Voting Shares as a class cannot carry more than 25% (or any higher percentage that the Governor in Council may specify pursuant to the CTA) of the Aggregate Votes attached to all issued and outstanding Voting Shares of the Corporation. Under the circumstance described in subparagraph 2.1.2 above, the Variable Voting Shares as a class cannot, for a given shareholder's meeting, carry more than 25% (or any higher percentage that the Governor in Council may specify pursuant to the CTA) of the total number of votes that can be exercised at the meeting.

2.2 Dividends

Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Corporation ranking prior to the Variable Voting Shares, the holders of Variable Voting Shares shall be entitled to receive any dividend declared by the directors of the Corporation at the times and for the amounts that the Board of Directors may, from time to time, determine. The Variable Voting Shares, the Common Voting Shares and the Non-Voting Shares shall rank equally as to dividends on a share-for-share basis, and all dividends declared in any fiscal year of the Corporation shall be declared in equal or equivalent amounts per share on all Variable Voting Shares, Common Voting Shares and Non-Voting Shares then outstanding, without preference or distinction.

2.3 Subdivision or Consolidation

No subdivision or consolidation of the Variable Voting Shares shall occur unless, simultaneously, the Variable Voting Shares, the Common Voting Shares and the Non-Voting Shares are subdivided or consolidated in the same manner, so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

2.4 Liquidation, Dissolution or Winding-up

Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation ranking prior to the Variable Voting Shares, in the case of liquidation, dissolution or winding-up of the Corporation or other distribution of the Corporation's assets among its shareholders for the purpose of winding-up its affairs, the holders of Variable Voting Shares, Common Voting Shares and Non-Voting Shares shall be entitled to receive the remaining property of the Corporation and shall be entitled to share equally, share for share, in all distributions of such assets.

2.5 Conversion

2.5.1 Automatic

Each issued and outstanding Variable Voting Share shall be automatically converted into one Common Voting Share without any further act on the part of the Corporation or of the holder, if:

(i) such Variable Voting Share is or becomes beneficially owned and controlled, directly or indirectly, by a Canadian; or

(ii) the provisions contained in the CTA relating to foreign ownership restrictions are repealed and not replaced with other similar provisions.

2.5.2 Upon an Offer

In the event that an offer is made to purchase Common Voting Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares are then listed, to be made to all or substantially all the holders of Common Voting Shares in a province of Canada to which the requirement applies, each Variable Voting Share shall become convertible at the option of the holder into one Common Voting Share at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the Offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Variable Voting Shares for the purpose of depositing the resulting Common Voting Shares pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to section 2.1, immediately above, notwithstanding their conversion. The Transfer Agent shall deposit the resulting Common Voting Shares on behalf of the holder.

To exercise such conversion right, the holder or his attorney duly authorized in writing shall:

(i) give written notice to the Transfer Agent of the exercise of such right and of the number of Variable Voting Shares in respect of which the right is being exercised;

(ii) deliver to the Transfer Agent the share certificate or certificates representing the Variable Voting Shares in respect of which the right is being exercised; and

(iii) pay any applicable stamp tax or similar duty on or in

respect of such conversion.

No share certificates representing the Common Voting Shares resulting from the conversion of the Variable Voting Shares shall be delivered to the holders on whose behalf such deposit is being made.

If Common Voting Shares resulting from the conversion and deposited pursuant to the offer are withdrawn by the holder or are not taken up by the Offeror; or the offer is abandoned or withdrawn by the Offeror or the offer otherwise expires without such Common Voting Shares being taken up and paid for, the Common Voting Shares resulting from the conversion will be re-converted into Variable Voting Shares and a share certificate representing the Variable Voting Shares will be sent to the holder by the Transfer Agent. Common Voting Shares resulting from the conversion and taken up and paid for by the Offeror shall be re-converted into Variable Voting Shares at the time the Offeror is required under the applicable securities legislation to take up and pay for such shares if the Offeror is not a Canadian.

In the event that the Offeror takes up and pays for the Common Voting Shares resulting from conversion, the Transfer Agent shall deliver to the holders thereof the consideration paid for such shares by the Offeror.

There will be no right to convert the Variable Voting Shares into Common Voting Shares in the following cases:

(iv) the offer to purchase Common Voting Shares is not required under applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares are then listed to be made to all or substantially all of the holders of Common Voting Shares in a province of Canada to which the requirement applies, that is, the offer is an "exempt take-over bid" within the meaning of the foregoing securities legislation; or

(v) an offer to purchase Variable Voting Shares is made concurrently with the offer to purchase Common Voting Shares and the two offers are identical in respect of price per share, percentage of outstanding shares for which the offer is made, and in all other material respects, including in respect of the conditions attaching thereto. The offer to purchase the Variable Voting Shares must be unconditional, subject to the exception that the offer for the Variable Voting Shares may contain a condition to the effect that the Offeror is not required to take up and pay for Variable Voting Shares deposited to the offer if no shares are purchased pursuant to the contemporaneous offer for the Common Voting Shares.

3. COMMON VOTING SHARES

Subject to the rights, privileges, restrictions and conditions which attach to the shares of any other class, the Common Voting Shares, as a class, shall have attached thereto the following rights, privileges, restrictions and conditions.

3.1 Voting

The holders of Common Voting Shares shall be entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of the Corporation, except where the holders of a specified class are entitled to vote separately as a class as provided in the ABCA. Each Voting Share shall confer the right to one vote at all meetings of shareholders of the Corporation.

3.2 Dividends and Distributions

Subject to the rights, privileges, restrictions and conditions attached to any class of shares of the Corporation ranking prior to the Common Voting Shares, holders of Common Voting Shares shall be entitled to receive the dividends declared by the directors of the Corporation at the times and for the amounts that the Board of Directors may, from time to time, determine. The Common Voting Shares, Variable Voting Shares and Non-Voting Shares shall rank equally as to dividends on a share for share basis and all dividends declared in any fiscal year of the Corporation shall be declared in equal or equivalent amounts per share on all Common Voting Shares, Variable Voting Shares and Non-Voting Shares then outstanding, without preference or distinction.

3.3 Subdivision or Consolidation

No subdivision or consolidation of the Common Voting Shares shall occur unless, simultaneously, the Common Voting Shares, the Variable Voting Shares and the Non-Voting Shares are subdivided or consolidated in the same manner, so as to maintain and preserve the respective rights of the holders of the shares of each of the said classes.

3.4 Liquidation, Dissolution or Winding-up

Subject to the rights, privileges, restrictions and conditions attaching to any class of shares ranking prior to the Common Voting Shares, in the case of liquidation, dissolution or winding-up of the Corporation or other distribution of the Corporation's assets among its shareholders for the purposes of winding-up its affairs, the holders of Common Voting Shares, Variable Voting Shares and Non-Voting Shares shall be entitled to receive the remaining property of the Corporation and shall be entitled to share equally, share for share, in all distributions of such assets.

3.5 Conversion

3.5.1 Automatic

Subject to the foreign ownership restrictions of the CTA, an issued and outstanding Common Voting Share shall be converted into one Variable Voting Share, automatically and without any further act of the Corporation or the holder, if such Common Voting Share is or becomes beneficially owned or controlled, directly or indirectly, by a person who is not a Canadian.

3.5.2 Upon an Offer

In the event that an offer is made to purchase Variable Voting Shares. and the offer is one which is required, pursuant to

applicable securities legislation or the rules of a stock exchange on which the Variable Voting Shares, are then listed, to be made to all or substantially all the holders of Variable Voting Shares, each Common Voting Share shall become convertible at the option of the holder into one Variable Voting Share, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the Offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Common Voting Shares for the purpose of depositing the resulting Variable Voting Shares, pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to paragraph 3.1, immediately above, notwithstanding their conversion. The Transfer Agent shall deposit the resulting Variable Voting Shares, on behalf of the holder.

To exercise such conversion right, the holder or his attorney duly authorized in writing shall:

(i) give written notice to the Transfer Agent of the exercise of such right and of the number of Variable Voting Shares, in respect of which the right is being exercised;

(ii) deliver to the Transfer Agent the share certificate or certificates representing the Variable Voting Shares, in respect of which the right is being exercised; and

(iii) pay any applicable stamp tax or similar duty on or in respect of such conversion.

No share certificates representing the Variable Voting Shares, resulting from the conversion of the Common Voting Shares will be delivered to the holders on whose behalf such deposit is being made.

If Variable Voting Shares, resulting from the conversion and deposited pursuant to the offer are withdrawn by the holder or are not taken up by the Offeror; or the offer is abandoned or withdrawn by the Offeror or the offer otherwise expires without such Variable Voting Shares, being taken up and paid for, the Variable Voting Shares, resulting from the conversion will be re-converted into Common Voting Shares and a share certificate representing the Common Voting Shares will be sent to the holder by the Transfer Agent. Variable Voting Shares, resulting from the conversion and taken up and paid for by the Offeror shall be re-converted into Common Voting Shares at the time the Offeror is required under the applicable securities legislation to take up and pay for such shares if the Offeror is Canadian.

In the event that the Offeror takes up and pays for the Variable Voting Shares, resulting from conversion, the Transfer Agent shall deliver to the holders thereof the consideration paid for such shares by the Offeror.

There will be no right to convert the Common Voting Shares into Variable Voting Shares, in the following cases:

(iv) the offer to purchase Variable Voting Shares, is not required under applicable securities legislation or the rules of

a stock exchange on which the Variable Voting Shares, are then listed to be made to all or substantially all of the holders of Variable Voting Shares, that is, the offer is an "exempt take-over bid" within the meaning of the foregoing securities legislation; or

(v) an offer to purchase Common Voting Shares is made concurrently with the offer to purchase Variable Voting Shares, and the offers are identical in respect of price per share, percentage of outstanding shares for which the offer is made, and in all other material respects, including in respect of the conditions attaching thereto. The offer to purchase the Common Voting Shares must be unconditional, subject to the exception that the offer for the Common Voting Shares may contain a condition to the effect that the Offeror is not required to take up and pay for Common Voting Shares deposited to the offer if no shares are purchased pursuant to the contemporaneous offer for the Variable Voting Shares.

4. NON-VOTING SHARES

Subject to the rights, privileges, restrictions and conditions which attach to any other class of shares, the Non-Voting Shares shall have attached thereto the following rights, privileges, restrictions and conditions.

4.1 Creation

4.1.1 Series

The Non-Voting Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Directors of the Corporation shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the Non-Voting Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions (if any) of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights, and whether into or for securities of the Corporation or otherwise, the voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than Non-Voting Shares or payment in respect of capital on any shares in the capital of the Corporation or creation or issue of debt or equity securities; the whole subject to filing with the Registrar (as defined in the ABCA or successor legislation thereto) of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series.

4.1.2 Amendment to Unissued Shares

Notwithstanding subparagraph 4.1.1, the Directors of the Corporation may at any time or from time to time change the

rights, privileges, restrictions and conditions attached to unissued shares of any series of Non-Voting Shares.

4.1.3 Parity of Each Series

The Non-Voting Shares of each series shall rank on a parity with the Non-Voting Shares of every other series with respect to accumulated dividends and return of capital.

If any cumulative dividends or amounts payable on a return of capital are not paid in full, the Non-Voting Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Non-Voting Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends pro rata with the holders of all Non-Voting Shares.

4.2 Voting

Other than as expressly provided herein or under the ABCA, the Non-Voting Shares shall have no voting rights at meetings of shareholders.

4.3 Dividends

Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Corporation ranking prior to the Non-Voting Shares, the holders of Non-Voting Shares shall be entitled to receive any dividend declared by the directors of the Corporation at the times and for the amounts that the Board of Directors may, from time to time, determine. The Non-Voting Shares, the Common Voting Shares and the Variable Voting Shares shall rank equally as to dividends on a share-for-share basis, and all dividends declared in any fiscal year of the Corporation shall be declared in equal or equivalent amounts per share on all Non-Voting Shares, Common Voting Shares and Variable Voting Shares then outstanding, without preference or distinction.

4.4 Subdivision or Consolidation

No subdivision or consolidation of the Non-Voting Shares shall occur unless, simultaneously, the Non-Voting Shares, the Common Voting Shares and the Variable-Voting Shares are subdivided or consolidated in the same manner, so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

4.5 Liquidation, Dissolution or Winding-up

Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation

ranking prior to the Non-Voting Shares, in the case of liquidation, dissolution or winding-up of the Corporation or other distribution of the Corporation's assets among its shareholders for the purpose of winding-up its affairs, the holders of Non-Voting Shares, Common Voting Shares and Variable Voting Shares shall be entitled to receive the remaining property of the Corporation and shall be entitled to share equally, share for share, in all distributions of such assets.

4.6 Conversion

4.6.1 No Right of Conversion

Except as provided for herein below, the Non-Voting Shares shall not have any conversion rights attached thereto.

4.6.2 Upon an Offer

In the event that an offer is made to purchase Common Voting Shares or Variable Voting Shares, as the case may be, and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares or Variable Voting Shares, as the case may be, are then listed, to be made to all or substantially all the holders of Common Voting Shares or Variable Voting Shares, as the case may be, in a province of Canada to which the requirement applies, each Non-Voting Share shall become convertible at the option of the holder into one Common Voting Share or Variable Voting Shares, as the case may be, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the Offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Non-Voting Shares for the purpose of depositing the resulting Common Voting Shares or Variable Voting Shares, as the case may be, pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to paragraph 4.2, immediately above, notwithstanding their conversion. The Transfer Agent shall deposit the resulting Common Voting Shares or Variable Voting Shares, as the case may be, on behalf of the holder.

To exercise such conversion right, the holder or his attorney duly authorized in writing shall:

(i) give written notice to the Transfer Agent of the exercise of such right and of the number of Non-Voting Shares in respect of which the right is being exercised;

(ii) deliver to the Transfer Agent the share certificate or certificates representing the Non-Voting Shares in respect of which the right is being exercised; and

(iii) pay any applicable stamp tax or similar duty on or in respect of such conversion.

No share certificates representing the Common Voting Shares or Variable Voting Shares, as the case may be, resulting from the conversion of the Non-Voting Shares shall be delivered to the

holders on whose behalf such deposit is being made.

If Common Voting Shares or Variable Voting Shares, as the case may be, resulting from the conversion and deposited pursuant to the offer are withdrawn by the holder or are not taken up by the Offeror; or the offer is abandoned or withdrawn by the Offeror or the offer otherwise expires without such Common Voting Shares or Variable Voting Shares, as the case may be, being taken up and paid for, the Common Voting Shares or Variable Voting Shares, as the case may be, resulting from the conversion will be re-converted into Non-Voting Shares and a share certificate representing the Non-Voting Shares will be sent to the holder by the Transfer Agent. Common Voting Shares or Variable Voting Shares, as the case may be, resulting from the conversion and taken up and paid for by the Offeror shall be re-converted into Non-Voting Shares at the time the Offeror is required under the applicable securities legislation to take up and pay for such shares..

In the event that the Offeror takes up and pays for the Common Voting Shares or Variable Voting Shares, as the case may be, resulting from conversion, the Transfer Agent shall deliver to the holders thereof the consideration paid for such shares by the Offeror.

There will be no right to convert the Non-Voting Shares into Common Voting Shares or Variable Voting Shares, as the case may be, in the following cases:

(iv) the offer to purchase Common Voting Shares or Variable Voting Shares, as the case may be, is not required under applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares or Variable Voting Shares, as the case may be, are then listed to be made to all or substantially all of the holders of Common Voting Shares or Variable Voting Shares, as the case may be, in a province of Canada to which the requirement applies, that is, the offer is an "exempt take-over bid" within the meaning of the foregoing securities legislation; or

(v) an offer to purchase Non-Voting Shares is made concurrently with the offer to purchase Common Voting Shares or Variable Voting Shares, as the case may be, and the offers are identical in respect of price per share, percentage of outstanding shares for which the offer is made, and in all other material respects, including in respect of the conditions attaching thereto. The offer to purchase the Non-Voting Shares must be unconditional, subject to the exception that the offer for the Non-Voting Shares may contain a condition to the effect that the Offeror is not required to take up and pay for Non-Voting Shares deposited to the offer if no shares are purchased pursuant to the contemporaneous offer for the Common Voting Shares or Variable Voting Shares, as the case may be.

4.7 Amendments to Outstanding Non-Voting Shares

4.7.1 The rights, privileges, restrictions and conditions attaching to the Non-Voting Shares as a class may be added to, changed or removed but only with the approval of the holders of the Non-Voting Shares given as herein specified.

The rights, privileges, restrictions and conditions attaching to the Non-Voting Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the Non-Voting Shares given in such a manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of holders of Non-Voting Shares duly called for such purpose and held upon at least twenty-one (21) days' notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least twenty (20%) per cent of the outstanding Non-Voting Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than fifteen (15) days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a Non-Voting Share shall be entitled to one (1) vote for each Non-Voting Shares held.

5. FIRST PREFERRED SHARES

The unlimited number of First Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

5.1 The First Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Directors of the Corporation shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the First Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions (if any) of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights, and whether into or for securities of the Corporation or otherwise, the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than First Preferred Shares or payment in respect of capital on any shares in the capital of the Corporation or creation or issue of debt or equity securities; the whole subject to filing with the Registrar (as defined in the ABCA) of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series.

5.1.1 Subject to applicable law, the holders of First

Preferred Shares shall not be entitled as such to any voting rights at any meeting of shareholders of the Corporation.

5.2 Notwithstanding subparagraph 5.1.1, the Directors of the Corporation may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of First Preferred Shares.

5.3 The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series with respect to accumulated dividends and return of capital. The First Preferred Shares shall be entitled to a preference over the Second Preferred Shares, the Common Voting , the Variable Voting Shares, the Third Preferred Shares, the Non-Voting Shares and over any other shares of the Corporation ranking junior to the First Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the First Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the First Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The First Preferred Shares of any series may also be given such other preferences not inconsistent with paragraphs 5.1 to 5.5 hereof over the Second Preferred Shares, the Common Voting Shares, the Variable Voting Shares, the Third Preferred Shares, the Non-Voting Shares and any other shares ranking junior to the First Preferred Shares as may be determined in the case of each such series of First Preferred Shares.

5.4 The rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the First Preferred Shares given as herein specified.

5.5 The rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the First Preferred Shares given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of a least two-thirds of the votes cast at a meeting of holders of First Preferred Shares duly called for such purpose and held upon at least twenty-one (21) days' notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at

least twenty (20%) per cent of the outstanding First Preferred Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than fifteen (15) days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a First Preferred Share shall be entitled to one (1) vote in respect of each one ($1) dollar of stated value of First Preferred Shares held.

6. SECOND PREFERRED SHARES

The unlimited number of Second Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

6.1 The Second Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Directors of the Corporation shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the Second Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions (if any) of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights, and whether into or for securities of the Corporation or otherwise, the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than Second Preferred Shares or payment in respect of capital on any shares in the capital of the Corporation or creation or issue of debt or equity securities; the whole subject to filing with the Registrar (as defined in the ABCA) of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series.

6.1.1 Subject to applicable law, the holders of Second Preferred Shares shall not be entitled as such to any voting rights at any meeting of shareholders of the Corporation.

6.2 Notwithstanding subparagraph 6.1.1, the Directors of the Corporation may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of Second Preferred Shares.

6.3 The Second Preferred Shares of each series shall rank on a parity with the Second Preferred Shares of every other series with respect to accumulated dividends and return of capital. The Second Preferred Shares shall be entitled to a preference

over the Common Voting Shares, the Variable Voting shares, the Third Preferred Shares, the Non-Voting Shares and over any other shares of the Corporation ranking junior to the Second Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the Second Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Second Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The Second Preferred Shares of any series may also be given such other preferences not inconsistent with paragraphs 6.1 to 6.5 hereof over the Common Voting Shares, the Variable Voting Shares, the Third Preferred Shares, the Non-Voting Shares, and any other shares ranking junior to the Second Preferred Shares as may be determined in the case of each such series of Second Preferred Shares.

6.4 The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Second Preferred Shares given as herein specified.

6.5 The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the Second Preferred Shares given in such a manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of holders of Second Preferred Shares duly called for such purpose and held upon at least twenty-one (21) days' notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least twenty (20%) per cent of the outstanding Second Preferred Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than fifteen (15) days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders.

On every vote taken at every such meeting or adjourned meeting each holder of a Second Preferred Share shall be entitled to one (1) vote in respect of each one ($1) dollar of stated value of Second Preferred Shares held.

7. THIRD PREFERRED SHARES

The unlimited number of Third Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

7.1 The Third Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Directors of the Corporation shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the Third Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions (if any) of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights, and whether into or for securities of the Corporation or otherwise, the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than Third Preferred Shares or payment in respect of capital on any shares in the capital of the Corporation or creation or issue of debt or equity securities; the whole subject to filing with the Registrar (as defined in the ABCA) of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series.

7.1.1 Subject to applicable law, the holders of Third Preferred Shares shall not be entitled as such to any voting rights at any meeting of shareholders of the Corporation.

7.2 Notwithstanding subparagraph 7.1.1, the Directors of the Corporation may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of Third Preferred Shares.

7.3 The Third Preferred Shares of each series shall rank on a parity with the Third Preferred Shares of every other series with respect to accumulated dividends and return of capital. The Third Preferred Shares shall be entitled to a preference over the Common Voting Shares, the Variable Voting Shares, the Non-Voting Shares and over any other shares of the Corporation ranking junior to the Third Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the Third Preferred Shares of all series shall participate rateably in respect of such dividends,

including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Third Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The Third Preferred Shares of any series may also be given such other preferences not inconsistent with paragraphs 7.1 to 7.5 hereof over the Common Voting Shares, the Variable Voting Shares, the Non-Voting Shares and any other shares ranking junior to the Second Preferred Shares as may be determined in the case of each such series of Third Preferred Shares.

7.4 The rights, privileges, restrictions and conditions attaching to the Third Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Third Preferred Shares given as herein specified.

7.5 The rights, privileges, restrictions and conditions attaching to the Third Preferred Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the Third Preferred Shares given in such a manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of holders of Third Preferred Shares duly called for such purpose and held upon at least twenty-one (21) days' notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least twenty (20%) per cent of the outstanding Third Preferred Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than fifteen (15) days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a Third Preferred Share shall be entitled to one (1) vote in respect of each one ($1) dollar of stated value of Third Preferred Shares held.

RESTRICTIONS ON SHARE TRANSFERS

1. CONSTRAINTS ON OWNERSHIP OF SHARES

1.1 Variable Voting Shares

The Variable Voting Shares may only be beneficially owned or controlled, directly or indirectly, by persons who are not Canadians.

1.2 Common Voting Shares

The Common Voting Shares may only be beneficially owned and controlled, directly or indirectly, by Canadians.

1.3 ABCA Constraints

In the event that any Canadian federal or provincial legislation applicable to the Corporation should become prescribed for the purposes of subsection 174(1)(b) of the ABCA or any other similar provision in the ABCA or ABCA Regulations, these provisions shall be read as if they included additional constraints that assist the Corporation or any of its affiliates or associates (within the meaning of the ABCA) to qualify under such prescribed law to receive licenses, permits, grants, payments or other benefits by reason of attaining or maintaining a specified level of Canadian ownership and control and such specified level of Canadian ownership and control shall be the level of Canadian ownership and control designated by such prescribed law of Canada or a province.

1.4 Joint Ownership

Where Voting Shares of the Corporation are beneficially owned or controlled by several persons jointly, the number of Voting Shares beneficially owned or controlled by any one such person shall include the number of Voting Shares beneficially owned or controlled jointly with such other persons. Where the Voting Shares are beneficially owned or controlled jointly by a person who is not Canadian and another person or persons, the Voting Shares shall be deemed to be owned or controlled by such person who is not a Canadian.

1.5 Exceptions

1.5.1 Nothing in these provisions shall be construed to apply in respect of Voting Shares of the Corporation that:

(i) are held by one or more underwriters solely for the purpose of distributing the shares to the public; or

(ii) are held by any person that is acting in relation to the shares solely in its capacity as an intermediary in the payment of funds or the delivery of securities, or both, in connection with trades in securities and that provides centralized facilities for the clearing of trades in securities.

1.5.2 The constraints imposed herein do not apply to the extent that a person who is not a Canadian holds Voting Shares by way of security only and such holding by way of security only

is evidenced in such form as may be prescribed by the by-laws or resolutions adopted by the shareholders or directors of the Corporation and filed by such holder with the Corporation.

1.6 Powers of Directors

1.6.1 In the administration of these provisions, the directors of the Corporation shall enjoy, in addition to the powers set forth herein, all of the powers necessary or desirable, in their opinion, to carry out the intent and purpose hereof, including but not limited to all powers contemplated by the provisions relating to constrained share corporations in the ABCA and the ABCA Regulations.

1.6.2 Neither any shareholder of the Corporation nor any other interested person shall have any claim or action against the Corporation or against any director or officer of the Corporation nor shall the Corporation have any claim or action against any director or officer of the Corporation arising out of any act (including any omission to act) performed pursuant to or in intended pursuance of these provisions or any breach or alleged breach of such provisions.

CONSOLIDATION/SPLIT/EXCHANGE SCHEDULE

Each issued and outstanding Common Share which is not owned and controlled by a Canadian within the meaning of the Canada Transportation Act, 1996, c. 10, as constituted at close of market on the date of amendment on the Certificate of Amendment to be issued by the Registrar pursuant to the Business Corporations Act, R.S.A. 2000, c. B-9 following the filing of the Articles of Amendment, is hereby converted into one Variable Voting Share of the share capital of the Corporation and that Common Share is cancelled.

Each issued and outstanding Common Share owned and controlled by a Canadian within the meaning of the Canada Transportation Act, 1996, c. 10, as constituted at close of market on the day prior to the date of amendment on the Certificate of Amendment to be issued by the Registrar pursuant to the Business Corporations Act, R.S.A. 2000, c. B-9 following the filing of the Articles of Amendment, is hereby converted into one Common Voting Share of the Share Capital of the Corporation and that Common Share is cancelled.


BURNET, DUCKWORTH & PALMER LLP
AUG 3 0 2005
FILED

ARTICLES OF AMENDMENT

ARTICLES OF AMENDMENT
Business Corporations Act
(Alberta)
Section 29 or 177

1.	**Name of Corporation:**	**2.**	**Corporate Access Number:**
	WESTJET AIRLINES LTD.		**206163735**

3. THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

Pursuant to Sections 173(1)(d), (e), (f) and (m) and 176(1)(c), (f), (h) and (i) of the *Business Corporations Act*:

The rights, privileges, restrictions and conditions attached to Variable Voting Shares and Common Voting Shares are described in Appendix "A" attached hereto, which forms an integral part of this form.

The Corporation is authorized to issue, in addition to its Common Shares, Non-Voting Shares and First Preferred Shares issuable in series, Second Preferred Shares, issuable in series, and Third Preferred Shares, issuable in series, an unlimited number of Variable Voting Shares and an unlimited number of Common Voting Shares.

Each issued and outstanding Common Share which is not owned and controlled by a Canadian within the meaning of the *Canada Transportation Act*, 1996, c. 10, as constituted at close of market on the date of amendment on the Certificate of Amendment to be issued by the Registrar pursuant to the *Business Corporations Act*, R.S.A. 2000, c. B-9 following the filing of the Articles of Amendment, is hereby converted into one Variable Voting Share of the share capital of the Corporation and that Common Share is cancelled.

Each issued and outstanding Common Share owned and controlled by a Canadian within the meaning of the *Canada Transportation Act*, 1996, c. 10, as constituted at close of market on the day prior to the date of amendment on the Certificate of Amendment to be issued by the Registrar pursuant to the *Business Corporations Act*, R.S.A. 2000, c. B-9 following the filing of the Articles of Amendment, is hereby converted into one Common Voting Share of the Share Capital of the Corporation and that Common Share is cancelled.

The unissued Common Shares of the Corporation are cancelled, it being understood that the Variable Voting Shares and the Common Voting Shares are substituted, with the required adaptations, for the exercise of all rights to subscribe, purchase or conversion relating to common shares which are hereby cancelled.

The provisions relating to the Non-Voting Shares of the Corporation are replaced with the provisions outlined in Appendix "A" attached hereto, which forms an integral part of this form.

Any reference to Common Shares in the description of the rights, privileges, restrictions and conditions attached to the First Preferred Shares, Second Preferred Shares and Third Preferred Shares shall be read as Variable Voting Shares and Common Voting Shares.

The provisions relating to First Preferred Shares, Second Preferred Shares and Third Preferred Shares are amended to exclude voting rights in the circumstances other than is required by applicable law in accordance with Appendix "A" attached hereto, which forms an integral part of this form.

Schedule "G" of the Corporation's Articles of Incorporation is hereby deleted and replaced with the provisions of the attached "Restrictions on Share Transfers" schedule.



Daryl S. Fridhandler	
Name of Person Authorizing (please print)	Signature
Assistant Corporate Secretary	August 30, 2005
Title (please print)	Date

This information is being collected for purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Co-ordinator for Alberta Registries, Research and Program Support, 3rd Floor, Commerce Place, 10155 – 102 Street, Edmonton, Alberta T5J 4L4, (780) 422-7330.

Appendix "A"

CLASSES OF SHARES

The authorized capital of the Corporation consists of the following:

a. An unlimited number of Variable Voting Shares, which class of shares shall have attached thereto the rights, privileges, restrictions and conditions set forth below;

b. An unlimited number of Common Voting Shares, which class of shares shall have attached thereto the rights, privileges, restrictions and conditions set forth below;

c. An unlimited number of Non-Voting Shares, issuable in series, which class of shares shall have attached thereto the rights, privileges, restrictions and conditions set forth below;

d. An unlimited number of First Preferred Shares, issuable in series, which class of shares shall have attached thereto the rights, privileges, restrictions and conditions set forth below;

e. An unlimited number of Second Preferred Shares, issuable in series, which class of shares shall have attached thereto the rights, privileges, restrictions and conditions set forth below; and

f. An unlimited number of Third Preferred Shares, issuable in series, which class of shares shall have attached thereto the rights, privileges, restrictions and conditions set forth below.

1. INTERPRETATION

1.1 Definitions

For purposes of the Articles, the following terms have the following meanings:

"ABCA" means the *Business Corporations Act* (Alberta), R.S.A. (2000), c. B-9;

"ABCA Regulations" means any regulations promulgated from time to time under the ABCA;

"Aggregate Votes" means the aggregate of the votes attached to all Voting Shares of the Corporation that may ordinarily be cast to elect directors of the Corporation;

"Canadian" shall have the meaning set forth in Subsection 55(1) of the CTA or as specified in any regulation made thereunder, as the same may be amended, supplemented or replaced, from time to time;

"Common Voting Share" means the common voting shares of the share capital of the Corporation;

"corporation" includes a body corporate, partnership and unincorporated organization;

"CTA" means the *Canada Transportation Act*, S.C. 1996, Ch. 10;

"Non-Voting Share" means the non-voting shares of the share capital of the Corporation;

"person" includes an individual, corporation, association, entity, government or agency thereof, trustee, executor, administrator and other legal representative;

"Transfer Agent" means the transfer agent and the registrar of the Voting Shares of the Corporation;

"Variable Voting Share" means the variable voting shares of the share capital of the Corporation; and

"Voting Share" means the Variable Voting Shares and the Common Voting Shares of the share capital of the Corporation and includes a security currently convertible into such a share and currently exercisable options and rights to acquire such shares or such a convertible security.

1.2 Control

For purposes of these Articles,

1.2.1 a body corporate is controlled by a person if:

(i) securities of the body corporate to which are attached more than fifty percent (50%) of the votes that may be cast to elect directors of the body corporate are held, otherwise than by way of security only, by or for the benefit of that person; and

(ii) the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate; and

1.2.2 a partnership or unincorporated organization is controlled by a person if an ownership interest therein representing more than fifty percent (50%) of the assets of the partnership or organization is held, otherwise than by way of security only, by or for the benefit of that person.

1.3 Undefined Terms

All terms used herein that are not defined herein shall have the meanings ascribed thereto in the ABCA. Any provision herein shall be read so as to be consistent with the ABCA.

2. VARIABLE VOTING SHARES

Subject to the rights, privileges, restrictions and conditions which attach to any other class of shares, the Variable Voting Shares shall, as a class, have the following rights, privileges, restrictions and conditions:

2.1 Voting

The holders of the Variable Voting Shares shall be entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of the Corporation, except where the holders of a specified class are entitled to vote separately as a class as provided in the ABCA.

The Variable Voting Shares shall carry one vote per Variable Voting Share, unless:

2.1.1 the number of issued and outstanding Variable Voting Shares exceeds 25% of the total number of all issued and outstanding Voting Shares (or any higher percentage that the Governor in Council may specify pursuant to the CTA); or

2.1.2 the total number of votes cast by or on behalf of holders of Variable Voting Shares at any meeting exceeds 25% (or any higher percentage that the Governor in Council may specify pursuant to the CTA) of the total number of votes that may be cast at such meeting.

If either of the above-noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically and without further act or formality to equal the maximum permitted vote per Variable Voting Share. Under the circumstance described in subparagraph 2.1.1 above, the

Variable Voting Shares as a class cannot carry more than 25% (or any higher percentage that the Governor in Council may specify pursuant to the CTA) of the Aggregate Votes attached to all issued and outstanding Voting Shares of the Corporation. Under the circumstance described in subparagraph 2.1.2 above, the Variable Voting Shares as a class cannot, for a given shareholder's meeting, carry more than 25% (or any higher percentage that the Governor in Council may specify pursuant to the CTA) of the total number of votes that can be exercised at the meeting.

2.2 Dividends

Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Corporation ranking prior to the Variable Voting Shares, the holders of Variable Voting Shares shall be entitled to receive any dividend declared by the directors of the Corporation at the times and for the amounts that the Board of Directors may, from time to time, determine. The Variable Voting Shares, the Common Voting Shares and the Non-Voting Shares shall rank equally as to dividends on a share-for-share basis, and all dividends declared in any fiscal year of the Corporation shall be declared in equal or equivalent amounts per share on all Variable Voting Shares, Common Voting Shares and Non-Voting Shares then outstanding, without preference or distinction.

2.3 Subdivision or Consolidation

No subdivision or consolidation of the Variable Voting Shares shall occur unless, simultaneously, the Variable Voting Shares, the Common Voting Shares and the Non-Voting Shares are subdivided or consolidated in the same manner, so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

2.4 Liquidation, Dissolution or Winding-up

Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation ranking prior to the Variable Voting Shares, in the case of liquidation, dissolution or winding-up of the Corporation or other distribution of the Corporation's assets among its shareholders for the purpose of winding-up its affairs, the holders of Variable Voting Shares, Common Voting Shares and Non-Voting Shares shall be entitled to receive the remaining property of the Corporation and shall be entitled to share equally, share for share, in all distributions of such assets.

2.5 Conversion

2.5.1 Automatic

Each issued and outstanding Variable Voting Share shall be automatically converted into one Common Voting Share without any further act on the part of the Corporation or of the holder, if:

(i) such Variable Voting Share is or becomes beneficially owned and controlled, directly or indirectly, by a Canadian; or

(ii) the provisions contained in the CTA relating to foreign ownership restrictions are repealed and not replaced with other similar provisions.

2.5.2 Upon an Offer

In the event that an offer is made to purchase Common Voting Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the

Common Voting Shares are then listed, to be made to all or substantially all the holders of Common Voting Shares in a province of Canada to which the requirement applies, each Variable Voting Share shall become convertible at the option of the holder into one Common Voting Share at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the Offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Variable Voting Shares for the purpose of depositing the resulting Common Voting Shares pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to section 2.1, immediately above, notwithstanding their conversion. The Transfer Agent shall deposit the resulting Common Voting Shares on behalf of the holder.

To exercise such conversion right, the holder or his attorney duly authorized in writing shall:

(i) give written notice to the Transfer Agent of the exercise of such right and of the number of Variable Voting Shares in respect of which the right is being exercised;

(ii) deliver to the Transfer Agent the share certificate or certificates representing the Variable Voting Shares in respect of which the right is being exercised; and

(iii) pay any applicable stamp tax or similar duty on or in respect of such conversion.

No share certificates representing the Common Voting Shares resulting from the conversion of the Variable Voting Shares shall be delivered to the holders on whose behalf such deposit is being made.

If Common Voting Shares resulting from the conversion and deposited pursuant to the offer are withdrawn by the holder or are not taken up by the Offeror; or the offer is abandoned or withdrawn by the Offeror or the offer otherwise expires without such Common Voting Shares being taken up and paid for, the Common Voting Shares resulting from the conversion will be re-converted into Variable Voting Shares and a share certificate representing the Variable Voting Shares will be sent to the holder by the Transfer Agent. Common Voting Shares resulting from the conversion and taken up and paid for by the Offeror shall be re-converted into Variable Voting Shares at the time the Offeror is required under the applicable securities legislation to take up and pay for such shares if the Offeror is not a Canadian.

In the event that the Offeror takes up and pays for the Common Voting Shares resulting from conversion, the Transfer Agent shall deliver to the holders thereof the consideration paid for such shares by the Offeror.

There will be no right to convert the Variable Voting Shares into Common Voting Shares in the following cases:

(iv) the offer to purchase Common Voting Shares is not required under applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares are then listed to be made to all or substantially all of the holders of Common Voting Shares in a province of Canada to which the requirement applies, that is, the offer is an "exempt take-over bid" within the meaning of the foregoing securities legislation; or

(v) an offer to purchase Variable Voting Shares is made concurrently with the offer to purchase Common Voting Shares and the two offers are identical in respect of price per share, percentage of outstanding shares for which the offer is made, and in all other material respects, including in respect of the conditions attaching thereto. The offer to purchase the Variable Voting Shares must be unconditional, subject to the exception that

the offer for the Variable Voting Shares may contain a condition to the effect that the Offeror is not required to take up and pay for Variable Voting Shares deposited to the offer if no shares are purchased pursuant to the contemporaneous offer for the Common Voting Shares.

3. COMMON VOTING SHARES

Subject to the rights, privileges, restrictions and conditions which attach to the shares of any other class, the Common Voting Shares, as a class, shall have attached thereto the following rights, privileges, restrictions and conditions.

3.1 Voting

The holders of Common Voting Shares shall be entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of the Corporation, except where the holders of a specified class are entitled to vote separately as a class as provided in the ABCA. Each Voting Share shall confer the right to one vote at all meetings of shareholders of the Corporation.

3.2 Dividends and Distributions

Subject to the rights, privileges, restrictions and conditions attached to any class of shares of the Corporation ranking prior to the Common Voting Shares, holders of Common Voting Shares shall be entitled to receive the dividends declared by the directors of the Corporation at the times and for the amounts that the Board of Directors may, from time to time, determine. The Common Voting Shares, Variable Voting Shares and Non-Voting Shares shall rank equally as to dividends on a share for share basis and all dividends declared in any fiscal year of the Corporation shall be declared in equal or equivalent amounts per share on all Common Voting Shares, Variable Voting Shares and Non-Voting Shares then outstanding, without preference or distinction.

3.3 Subdivision or Consolidation

No subdivision or consolidation of the Common Voting Shares shall occur unless, simultaneously, the Common Voting Shares, the Variable Voting Shares and the Non-Voting Shares are subdivided or consolidated in the same manner, so as to maintain and preserve the respective rights of the holders of the shares of each of the said classes.

3.4 Liquidation, Dissolution or Winding-up

Subject to the rights, privileges, restrictions and conditions attaching to any class of shares ranking prior to the Common Voting Shares, in the case of liquidation, dissolution or winding-up of the Corporation or other distribution of the Corporation's assets among its shareholders for the purposes of winding-up its affairs, the holders of Common Voting Shares, Variable Voting Shares and Non-Voting Shares shall be entitled to receive the remaining property of the Corporation and shall be entitled to share equally, share for share, in all distributions of such assets.

3.5 Conversion

3.5.1 Automatic

Subject to the foreign ownership restrictions of the CTA, an issued and outstanding Common Voting Share shall be converted into one Variable Voting Share, automatically and without any further act of the

Corporation or the holder, if such Common Voting Share is or becomes beneficially owned or controlled, directly or indirectly, by a person who is not a Canadian.

3.5.2 Upon an Offer

In the event that an offer is made to purchase Variable Voting Shares. and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Variable Voting Shares, are then listed, to be made to all or substantially all the holders of Variable Voting Shares, each Common Voting Share shall become convertible at the option of the holder into one Variable Voting Share, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the Offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Common Voting Shares for the purpose of depositing the resulting Variable Voting Shares, pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to paragraph 3.1, immediately above, notwithstanding their conversion. The Transfer Agent shall deposit the resulting Variable Voting Shares, on behalf of the holder.

To exercise such conversion right, the holder or his attorney duly authorized in writing shall:

(i) give written notice to the Transfer Agent of the exercise of such right and of the number of Variable Voting Shares, in respect of which the right is being exercised;

(ii) deliver to the Transfer Agent the share certificate or certificates representing the Variable Voting Shares, in respect of which the right is being exercised; and

(iii) pay any applicable stamp tax or similar duty on or in respect of such conversion.

No share certificates representing the Variable Voting Shares, resulting from the conversion of the Common Voting Shares will be delivered to the holders on whose behalf such deposit is being made.

If Variable Voting Shares, resulting from the conversion and deposited pursuant to the offer are withdrawn by the holder or are not taken up by the Offeror; or the offer is abandoned or withdrawn by the Offeror or the offer otherwise expires without such Variable Voting Shares, being taken up and paid for, the Variable Voting Shares, resulting from the conversion will be re-converted into Common Voting Shares and a share certificate representing the Common Voting Shares will be sent to the holder by the Transfer Agent. Variable Voting Shares, resulting from the conversion and taken up and paid for by the Offeror shall be re-converted into Common Voting Shares at the time the Offeror is required under the applicable securities legislation to take up and pay for such shares if the Offeror is Canadian.

In the event that the Offeror takes up and pays for the Variable Voting Shares, resulting from conversion, the Transfer Agent shall deliver to the holders thereof the consideration paid for such shares by the Offeror.

There will be no right to convert the Common Voting Shares into Variable Voting Shares, in the following cases:

(iv) the offer to purchase Variable Voting Shares, is not required under applicable securities legislation or the rules of a stock exchange on which the Variable Voting Shares, are then listed to be made to all or substantially all of the holders of Variable Voting Shares, that is, the offer is an "exempt take-over bid" within the meaning of the foregoing securities legislation; or

(v) an offer to purchase Common Voting Shares is made concurrently with the offer to purchase Variable Voting Shares, and the offers are identical in respect of price per share, percentage of outstanding shares for which the offer is made, and in all other material respects, including in respect of the conditions attaching thereto. The offer to purchase the Common Voting Shares must be unconditional, subject to the exception that the offer for the Common Voting Shares may contain a condition to the effect that the Offeror is not required to take up and pay for Common Voting Shares deposited to the offer if no shares are purchased pursuant to the contemporaneous offer for the Variable Voting Shares.

4. NON-VOTING SHARES

Subject to the rights, privileges, restrictions and conditions which attach to any other class of shares, the Non-Voting Shares shall have attached thereto the following rights, privileges, restrictions and conditions.

4.1 Creation

4.1.1 Series

The Non-Voting Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Directors of the Corporation shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the Non-Voting Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions (if any) of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights, and whether into or for securities of the Corporation or otherwise, the voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than Non-Voting Shares or payment in respect of capital on any shares in the capital of the Corporation or creation or issue of debt or equity securities; the whole subject to filing with the Registrar (as defined in the ABCA or successor legislation thereto) of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series.

4.1.2 Amendment to Unissued Shares

Notwithstanding subparagraph 4.1.1, the Directors of the Corporation may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of Non-Voting Shares.

4.1.3 Parity of Each Series

The Non-Voting Shares of each series shall rank on a parity with the Non-Voting Shares of every other series with respect to accumulated dividends and return of capital.

If any cumulative dividends or amounts payable on a return of capital are not paid in full, the Non-Voting Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event

of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Non-Voting Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends pro rata with the holders of all Non-Voting Shares.

4.2 Voting

Other than as expressly provided herein or under the ABCA, the Non-Voting Shares shall have no voting rights at meetings of shareholders.

4.3 Dividends

Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Corporation ranking prior to the Non-Voting Shares, the holders of Non-Voting Shares shall be entitled to receive any dividend declared by the directors of the Corporation at the times and for the amounts that the Board of Directors may, from time to time, determine. The Non-Voting Shares, the Common Voting Shares and the Variable Voting Shares shall rank equally as to dividends on a share-for-share basis, and all dividends declared in any fiscal year of the Corporation shall be declared in equal or equivalent amounts per share on all Non-Voting Shares, Common Voting Shares and Variable Voting Shares then outstanding, without preference or distinction.

4.4 Subdivision or Consolidation

No subdivision or consolidation of the Non-Voting Shares shall occur unless, simultaneously, the Non-Voting Shares, the Common Voting Shares and the Variable-Voting Shares are subdivided or consolidated in the same manner, so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

4.5 Liquidation, Dissolution or Winding-up

Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation ranking prior to the Non-Voting Shares, in the case of liquidation, dissolution or winding-up of the Corporation or other distribution of the Corporation's assets among its shareholders for the purpose of winding-up its affairs, the holders of Non-Voting Shares, Common Voting Shares and Variable Voting Shares shall be entitled to receive the remaining property of the Corporation and shall be entitled to share equally, share for share, in all distributions of such assets.

4.6 Conversion

4.6.1 No Right of Conversion

Except as provided for herein below, the Non-Voting Shares shall not have any conversion rights attached thereto.

4.6.2 Upon an Offer

In the event that an offer is made to purchase Common Voting Shares or Variable Voting Shares, as the case may be, and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares or Variable Voting Shares, as the case may be, are then listed, to be made to all or substantially all the holders of Common Voting Shares or Variable Voting Shares, as the case may be, in a province of Canada to which the requirement applies,

each Non-Voting Share shall become convertible at the option of the holder into one Common Voting Share or Variable Voting Shares, as the case may be, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the Offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Non-Voting Shares for the purpose of depositing the resulting Common Voting Shares or Variable Voting Shares, as the case may be, pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to paragraph 4.2, immediately above, notwithstanding their conversion. The Transfer Agent shall deposit the resulting Common Voting Shares or Variable Voting Shares, as the case may be, on behalf of the holder.

To exercise such conversion right, the holder or his attorney duly authorized in writing shall:

(i) give written notice to the Transfer Agent of the exercise of such right and of the number of Non-Voting Shares in respect of which the right is being exercised;

(ii) deliver to the Transfer Agent the share certificate or certificates representing the Non-Voting Shares in respect of which the right is being exercised; and

(iii) pay any applicable stamp tax or similar duty on or in respect of such conversion.

No share certificates representing the Common Voting Shares or Variable Voting Shares, as the case may be, resulting from the conversion of the Non-Voting Shares shall be delivered to the holders on whose behalf such deposit is being made.

If Common Voting Shares or Variable Voting Shares, as the case may be, resulting from the conversion and deposited pursuant to the offer are withdrawn by the holder or are not taken up by the Offeror; or the offer is abandoned or withdrawn by the Offeror or the offer otherwise expires without such Common Voting Shares or Variable Voting Shares, as the case may be, being taken up and paid for, the Common Voting Shares or Variable Voting Shares, as the case may be, resulting from the conversion will be re-converted into Non-Voting Shares and a share certificate representing the Non-Voting Shares will be sent to the holder by the Transfer Agent. Common Voting Shares or Variable Voting Shares, as the case may be, resulting from the conversion and taken up and paid for by the Offeror shall be re-converted into Non-Voting Shares at the time the Offeror is required under the applicable securities legislation to take up and pay for such shares..

In the event that the Offeror takes up and pays for the Common Voting Shares or Variable Voting Shares, as the case may be, resulting from conversion, the Transfer Agent shall deliver to the holders thereof the consideration paid for such shares by the Offeror.

There will be no right to convert the Non-Voting Shares into Common Voting Shares or Variable Voting Shares, as the case may be, in the following cases:

(iv) the offer to purchase Common Voting Shares or Variable Voting Shares, as the case may be, is not required under applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares or Variable Voting Shares, as the case may be, are then listed to be made to all or substantially all of the holders of Common Voting Shares or Variable Voting Shares, as the case may be, in a province of Canada to which the requirement applies, that is, the offer is an "exempt take-over bid" within the meaning of the foregoing securities legislation; or

(v) an offer to purchase Non-Voting Shares is made concurrently with the offer to purchase Common Voting Shares or Variable Voting Shares, as the case may be, and the offers are identical in respect of price per share, percentage of outstanding shares for which the offer is made, and in all other material respects, including in respect of the conditions attaching thereto. The offer to purchase the Non-Voting Shares must be unconditional, subject to the exception that the offer for the Non-Voting Shares may contain a condition to the effect that the Offeror is not required to take up and pay for Non-Voting Shares deposited to the offer if no shares are purchased pursuant to the contemporaneous offer for the Common Voting Shares or Variable Voting Shares, as the case may be.

4.7 Amendments to Outstanding Non-Voting Shares

4.7.1 The rights, privileges, restrictions and conditions attaching to the Non-Voting Shares as a class may be added to, changed or removed but only with the approval of the holders of the Non-Voting Shares given as herein specified.

The rights, privileges, restrictions and conditions attaching to the Non-Voting Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the Non-Voting Shares given in such a manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of holders of Non-Voting Shares duly called for such purpose and held upon at least twenty-one (21) days' notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least twenty (20%) per cent of the outstanding Non-Voting Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than fifteen (15) days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a Non-Voting Share shall be entitled to one (1) vote for each Non-Voting Shares held.

5. FIRST PREFERRED SHARES

The unlimited number of First Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

5.1 The First Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Directors of the Corporation shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the First Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions (if any) of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights, and whether into or for securities of the Corporation or otherwise, the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than First Preferred Shares or payment in respect of capital on any shares in the capital of the Corporation or creation or issue of debt or equity securities; the whole subject to filing with the Registrar (as defined in the ABCA) of Articles of

Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series.

5.1.1 Subject to applicable law, the holders of First Preferred Shares shall not be entitled as such to any voting rights at any meeting of shareholders of the Corporation.

5.2 Notwithstanding subparagraph 5.1.1, the Directors of the Corporation may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of First Preferred Shares.

5.3 The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series with respect to accumulated dividends and return of capital. The First Preferred Shares shall be entitled to a preference over the Second Preferred Shares, the Common Voting , the Variable Voting Shares, the Third Preferred Shares, the Non-Voting Shares and over any other shares of the Corporation ranking junior to the First Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the First Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the First Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The First Preferred Shares of any series may also be given such other preferences not inconsistent with paragraphs 5.1 to 5.5 hereof over the Second Preferred Shares, the Common Voting Shares, the Variable Voting Shares, the Third Preferred Shares, the Non-Voting Shares and any other shares ranking junior to the First Preferred Shares as may be determined in the case of each such series of First Preferred Shares.

5.4 The rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the First Preferred Shares given as herein specified.

5.5 The rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the First Preferred Shares given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of a least two-thirds of the votes cast at a meeting of holders of First Preferred Shares duly called for such purpose and held upon at least twenty-one (21) days' notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least twenty (20%) per cent of the outstanding First Preferred Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than fifteen (15) days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which

may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a First Preferred Share shall be entitled to one (1) vote in respect of each one ($1) dollar of stated value of First Preferred Shares held.

6. SECOND PREFERRED SHARES

The unlimited number of Second Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

6.1 The Second Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Directors of the Corporation shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the Second Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions (if any) of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights, and whether into or for securities of the Corporation or otherwise, the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than Second Preferred Shares or payment in respect of capital on any shares in the capital of the Corporation or creation or issue of debt or equity securities; the whole subject to filing with the Registrar (as defined in the ABCA) of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series.

6.1.1 Subject to applicable law, the holders of Second Preferred Shares shall not be entitled as such to any voting rights at any meeting of shareholders of the Corporation.

6.2 Notwithstanding subparagraph 6.1.1, the Directors of the Corporation may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of Second Preferred Shares.

6.3 The Second Preferred Shares of each series shall rank on a parity with the Second Preferred Shares of every other series with respect to accumulated dividends and return of capital. The Second Preferred Shares shall be entitled to a preference over the Common Voting Shares, the Variable Voting shares, the Third Preferred Shares, the Non-Voting Shares and over any other shares of the Corporation ranking junior to the Second Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the Second Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Second Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in

respect of dividends. The Second Preferred Shares of any series may also be given such other preferences not inconsistent with paragraphs 6.1 to 6.5 hereof over the Common Voting Shares, the Variable Voting Shares, the Third Preferred Shares, the Non-Voting Shares, and any other shares ranking junior to the Second Preferred Shares as may be determined in the case of each such series of Second Preferred Shares.

6.4 The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Second Preferred Shares given as herein specified.

6.5 The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the Second Preferred Shares given in such a manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of holders of Second Preferred Shares duly called for such purpose and held upon at least twenty-one (21) days' notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least twenty (20%) per cent of the outstanding Second Preferred Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than fifteen (15) days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders.

On every vote taken at every such meeting or adjourned meeting each holder of a Second Preferred Share shall be entitled to one (1) vote in respect of each one ($1) dollar of stated value of Second Preferred Shares held.

7. THIRD PREFERRED SHARES

The unlimited number of Third Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

7.1 The Third Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Directors of the Corporation shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the Third Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions (if any) of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights, and whether into or for securities of the Corporation or otherwise, the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than Third Preferred Shares or payment in respect of capital on any shares in the capital of the Corporation or creation or issue of debt or equity securities; the whole subject to filing with the Registrar (as defined in the ABCA) of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series.

7.1.1 Subject to applicable law, the holders of Third Preferred Shares shall not be entitled as such to any voting rights at any meeting of shareholders of the Corporation.

7.2 Notwithstanding subparagraph 7.1.1, the Directors of the Corporation may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of Third Preferred Shares.

7.3 The Third Preferred Shares of each series shall rank on a parity with the Third Preferred Shares of every other series with respect to accumulated dividends and return of capital. The Third Preferred Shares shall be entitled to a preference over the Common Voting Shares, the Variable Voting Shares, the Non-Voting Shares and over any other shares of the Corporation ranking junior to the Third Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the Third Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Third Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The Third Preferred Shares of any series may also be given such other preferences not inconsistent with paragraphs 7.1 to 7.5 hereof over the Common Voting Shares, the Variable Voting Shares, the Non-Voting Shares and any other shares ranking junior to the Second Preferred Shares as may be determined in the case of each such series of Third Preferred Shares.

7.4 The rights, privileges, restrictions and conditions attaching to the Third Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Third Preferred Shares given as herein specified.

7.5 The rights, privileges, restrictions and conditions attaching to the Third Preferred Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the Third Preferred Shares given in such a manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of holders of Third Preferred Shares duly called for such purpose and held upon at least twenty-one (21) days' notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least twenty (20%) per cent of the outstanding Third Preferred Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than fifteen (15) days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a Third Preferred Share shall be entitled to one (1) vote in respect of each one ($1) dollar of stated value of Third Preferred Shares held.

CONSOLIDATION/SPLIT/EXCHANGE SCHEDULE

Each issued and outstanding Common Share which is not owned and controlled by a Canadian within the meaning of the *Canada Transportation Act*, 1996, c. 10, as constituted at close of market on the date of amendment on the Certificate of Amendment to be issued by the Registrar pursuant to the *Business Corporations Act*, R.S.A. 2000, c. B-9 following the filing of the Articles of Amendment, is hereby converted into one Variable Voting Share of the share capital of the Corporation and that Common Share is cancelled.

Each issued and outstanding Common Share owned and controlled by a Canadian within the meaning of the *Canada Transportation Act*, 1996, c. 10, as constituted at close of market on the day prior to the date of amendment on the Certificate of Amendment to be issued by the Registrar pursuant to the *Business Corporations Act*, R.S.A. 2000, c. B-9 following the filing of the Articles of Amendment, is hereby converted into one Common Voting Share of the Share Capital of the Corporation and that Common Share is cancelled.

RESTRICTIONS ON SHARE TRANSFERS

1. CONSTRAINTS ON OWNERSHIP OF SHARES

1.1 Variable Voting Shares

The Variable Voting Shares may only be beneficially owned or controlled, directly or indirectly, by persons who are not Canadians.

1.2 Common Voting Shares

The Common Voting Shares may only be beneficially owned and controlled, directly or indirectly, by Canadians.

1.3 ABCA Constraints

In the event that any Canadian federal or provincial legislation applicable to the Corporation should become prescribed for the purposes of subsection 174(1)(b) of the ABCA or any other similar provision in the ABCA or ABCA Regulations, these provisions shall be read as if they included additional constraints that assist the Corporation or any of its affiliates or associates (within the meaning of the ABCA) to qualify under such prescribed law to receive licenses, permits, grants, payments or other benefits by reason of attaining or maintaining a specified level of Canadian ownership and control and such specified level of Canadian ownership and control shall be the level of Canadian ownership and control designated by such prescribed law of Canada or a province.

1.4 Joint Ownership

Where Voting Shares of the Corporation are beneficially owned or controlled by several persons jointly, the number of Voting Shares beneficially owned or controlled by any one such person shall include the number of Voting Shares beneficially owned or controlled jointly with such other persons. Where the Voting Shares are beneficially owned or controlled jointly by a person who is not Canadian and another person or persons, the Voting Shares shall be deemed to be owned or controlled by such person who is not a Canadian.

1.5 Exceptions

1.5.1 Nothing in these provisions shall be construed to apply in respect of Voting Shares of the Corporation that:

(i) are held by one or more underwriters solely for the purpose of distributing the shares to the public; or

(ii) are held by any person that is acting in relation to the shares solely in its capacity as an intermediary in the payment of funds or the delivery of securities, or both, in connection with trades in securities and that provides centralized facilities for the clearing of trades in securities.

1.5.2 The constraints imposed herein do not apply to the extent that a person who is not a Canadian holds Voting Shares by way of security only and such holding by way of security only is evidenced in such form as may be prescribed by the by-laws or resolutions adopted by the shareholders or directors of the Corporation and filed by such holder with the Corporation.

1.6 Powers of Directors

1.6.1 In the administration of these provisions, the directors of the Corporation shall enjoy, in addition to the powers set forth herein, all of the powers necessary or desirable, in their opinion, to carry out the intent and purpose hereof, including but not limited to all powers contemplated by the provisions relating to constrained share corporations in the ABCA and the ABCA Regulations.

1.6.2 Neither any shareholder of the Corporation nor any other interested person shall have any claim or action against the Corporation or against any director or officer of the Corporation nor shall the Corporation have any claim or action against any director or officer of the Corporation arising out of any act (including any omission to act) performed pursuant to or in intended pursuance of these provisions or any breach or alleged breach of such provisions.

RECEIVED
2005 MAY -1 A 9:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GENERAL BY-LAW

BY-LAW NO. 1

A BY-LAW RELATING GENERALLY TO THE CONDUCT OF THE AFFAIRS OF

WESTJET AIRLINES LTD.

(hereinafter called the "Corporation")

IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

DIVISION ONE
INTERPRETATION

1.01 Definitions

In the by-laws of the Corporation, unless the context otherwise specifies or requires:

a. "Act" means the *Business Corporations Act* of Alberta;

b. "appoint" includes "elect" and vice versa;

c. "articles" means the articles of incorporation or continuance of the Corporation, as from time to time amended or restated;

d. "board" means the board of directors of the Corporation;

e. "business day" means a day which is not a non-business day;

f. "by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

g. "Canadian" has the meaning given such term in the *Canada Transportation Act*;

h. "electronic means" means in an electronic form, accessible so as to be useable for subsequent reference, and capable of being retained;

i. "lead director" means a director appointed as such by the board who is not an officer or employee of the Corporation, to serve at any time when the chairman is an officer or employee of the Corporation;

j. "meeting of shareholders" includes an annual and a special meeting of shareholders;

k. "non-business day" means Saturday, Sunday and any other day that is a holiday as from time to time defined in *The Interpretation Act* of Alberta;

l. "Regulations" means the regulations under the Act as published or from time to time;

m. "signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by section 3.01 of this by-law or by a resolution passed pursuant thereto; and

n. "special meeting of shareholders" means a meeting of any particular class or classes of shareholders and a meeting of all shareholders entitled to vote at any annual meeting of shareholders at which special business is to be transacted.

Save as aforesaid, all terms which are contained in the by-laws of the Corporation and which are defined in the Act or the Regulations shall, unless the context otherwise specifies or requires, have the meanings given to such terms in the Act or the Regulations. Words importing the singular number include the plural and vice versa; the masculine shall include the feminine; and the word "person" shall include an individual, partnership, association, body corporate, body politic, trustee, executor, administrator and legal representative.

1.02 Amendments to Legislation and Regulations

Any reference to legislation or regulations of a government herein includes such legislation or regulation as from time to time amended and every enactment that may be substituted therefore and, in the case of such substitution, any references in the by-laws of the Corporation to provisions of an act or regulation shall be read as references to the substituted provisions therefore in the new act or regulation.

1.03 Headings and Sections

Headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions. "Section" followed by a number means a reference to a specified section of this by-law.

1.04 Conflict with Act or Articles

This by-law is subject to and read in conjunction with the Act and the articles. If there is any conflict or inconsistency between any provision of the Act or articles and this by-law, the provisions of the Act or the articles, as the case may be, shall govern.

DIVISION TWO
BANKING AND SECURITIES

2.01 Banking Arrangements

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefore, shall be transacted with such banks, trust companies or other bodies corporate or organizations or any other persons as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of power as the board may from time to time prescribe or authorize.

2.02 Voting Rights in Other Bodies Corporate

The signing officers of the Corporation may execute and deliver instruments of proxy and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of such voting certificates or evidence of the right to exercise such voting rights. In addition, the board, or failing the board, the signing officers of the Corporation, may direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

DIVISION THREE
EXECUTION OF INSTRUMENTS

3.01 Authorized Signing Officers

Unless otherwise authorized by the board, deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any two of the president, chairman of the board, any vice-president, any director, secretary, treasurer, any assistant secretary or any assistant treasurer or any other officer created by by-law or by the board. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same, but no instrument is invalid merely because the corporate seal is not affixed thereto.

3.02 Cheques, Drafts and Notes

All cheques, drafts or orders for the payment of money and all notes and acceptances and bills of exchange shall be signed by such officer or person or persons, whether or not officers of the Corporation, and in such manner as the board may from time to time designate by resolution.

DIVISION FOUR
DIRECTORS

4.01 Number

The board shall consist of such number of directors as is fixed by the articles, or where the articles specify a variable number, shall consist of such number of directors as is not less than the minimum nor more than the maximum number of directors provided in the articles and as shall be fixed from time to time by resolution of the shareholders.

4.02 Canadian Status

A majority of directors of the Corporation shall be resident Canadians.

4.03 Election and Term

Subject to the articles or a unanimous shareholder agreement, the election of directors shall take place at each annual meeting of shareholders and all of the directors then in office, unless elected for a longer period of time (not to exceed the close of the third (3rd) annual meeting of

shareholders following election), shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting, subject to the articles, shall be the number of directors then in office, or the number of directors whose terms of office expire at the meeting, as the case may be. Where the shareholders adopt an amendment to the articles to increase the number or minimum number of directors, the shareholders may, at the meeting at which they adopt the amendment, elect the additional number of directors authorized by the amendment. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

4.04 Removal of Directors

Subject to the Act and the articles, the shareholders may by ordinary resolution passed at a special meeting remove any director from office, except a director elected by employees or creditors pursuant to the articles or a unanimous shareholder agreement, and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the board.

4.05 Consent

A person who is elected or appointed a director is not a director unless:

a. he was present at the meeting when he was elected or appointed and did not refuse to act as a director, or

b. if he was not present at the meeting when he was elected or appointed:

    i. he consented in writing to act as a director before his election or appointment or within ten (10) days after it, or

    ii. he has acted as a director pursuant to the election or appointment.

4.06 Vacation of Office

A director of the Corporation ceases to hold office when:

a. he dies or resigns;

b. he is removed in accordance with section 109 of the Act; or

c. he becomes disqualified under subsection 105(1) of the Act.

4.07 Committee of Directors

The directors may appoint from among their number a committee of directors, however designated, of which at least one-half of the members must be resident Canadians, and subject to section 115 of the Act, may delegate to such committee any of the powers of the directors. A committee may be comprised of one director.

4.08 Transaction of Business of Committee

Subject to the provisions of this by-law with respect to participation in a meeting, the powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all of the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Alberta and may be called by any one member of the committee giving notice in accordance with the by-laws governing the calling of meetings of the board.

4.09 Procedure

Unless otherwise determined herein or by the board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

4.10 Remuneration and Expenses

The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

4.11 Vacancies

Subject to the Act, a quorum of the board may fill a vacancy among the directors. If there is not a quorum of directors, or if there has been a failure to elect the number or minimum number of directors required by the articles, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.

4.12 Action by the Board

The board shall manage or supervise the management of the business and affairs of the Corporation. Notwithstanding a vacancy among the directors, a quorum of directors may exercise all the powers of the directors. If the Corporation has only one director, that director may constitute a meeting.

DIVISION FIVE
MEETING OF DIRECTORS

5.01 Place of Meeting

Meetings of the board may be held at any place within or outside Alberta.

5.02 Notice of Meeting

Unless the board has made regulations otherwise, meetings of the board may be summoned on twenty-four (24) hours' notice, given verbally or in writing, and whether by means of telephone or telegraph, electronic means, or any other means of communication. A notice of a meeting of

directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including any proposal to:

a. submit to the shareholders any question or matter requiring approval of the shareholders;

b. fill a vacancy among the directors or in the office of auditor;

c. appoint additional directors;

d. issue securities, except in the manner and on the terms authorized by the board;

e. declare dividends;

f. purchase, redeem or otherwise acquire shares issued by the Corporation, except in the manner and on the terms authorized by the board;

g. pay a commission for the sale of shares;

h. approve a management proxy circular;

i. approve any financial statements to be placed before the shareholders at an annual meeting; or

j. adopt, amend or repeal by-laws.

Provided, however, that a director may in any manner, and either before or after the meeting, waive notice of a meeting and attendance of a director at a meeting of the board shall constitute a waiver of notice of the meeting except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

For the first meeting of the board to be held immediately following an election of directors no notice of such meeting shall be necessary, and for a meeting of the board at which a director is to be appointed to fill a vacancy in the board, no notice of such meeting shall be necessary to the newly elected or appointed director or directors in order to legally constitute the meeting, provided, in each case, that a quorum of the directors is present.

5.03 Adjourned Meeting

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

5.04 Calling of the Meetings

Meetings of the board shall be held from time to time at such time and at such place as the board, the chairman of the board, the lead director, the president or any two directors may determine. Should more than one of the above-named call a meeting at or for substantially the same time, there shall be only one meeting held and such meeting shall occur at the time and place determined by, in order of priority, the board, any two directors, the chairman, or the president.

5.05 Regular Meetings

The board may, from time to time, appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, and forthwith to each director subsequently elected or appointed, but no other notice shall be required for any such regular meeting except where the Act or this by-law requires the purpose thereof or the business to be transacted thereat to be specified.

5.06 Chairman

The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, lead director or president. If no such person is present, the directors present shall choose one of their number to be chairman.

5.07 Lead Director

The board may, from time to time appoint a lead director. The board may specify the duties of, and in accordance with this by-law and subject to the provisions of the Act, the powers of such person.

5.08 Quorum

Subject to Section 5.09, the quorum for the transaction of business at any meeting of the board shall consist of a majority of the directors holding office or such greater number of directors as the board may from time to time determine.

5.09 One-Half Canadian Representation at Meetings

Other than to fill a vacancy on the Board, directors shall not transact business at a meeting of directors unless a majority of the directors present are resident Canadians. Notwithstanding the foregoing, directors may transact business at a meeting of directors when less than a majority of the directors present are resident Canadians if:

a. a resident Canadian director who is unable to be present approves in writing or by electronic means, telephone or other communications facilities the business transacted at the meeting; and

b. the number of resident Canadian directors present at the meeting, together with any resident Canadian director who gives his approval under clause (a), totals at least a majority of the directors present at the meeting.

5.10 Voting

Questions arising at any meeting of the board shall be decided by a majority of votes, and in the event of any equality of votes, the chairman of the meeting shall not have a second or casting vote.

5.11 Participation in Meeting

A director may participate in a meeting of the board or a committee of the board by electronic means, telephone, or other communication facilities as permit all persons participating in the meeting to hear or otherwise communicate with each other, and a director participating in such meeting by such means is deemed to be present at the meeting.

5.12 Resolution in Lieu of Meeting

Notwithstanding any of the foregoing provisions of this by-law, a resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board or a committee of directors is as valid as if it had been passed at a meeting of the board or committee of directors, as the case may be. A copy of every such resolution shall be kept with the minutes of the proceedings of the directors or committee of directors. Any such resolution in writing is effective for all purposes at such time as the resolution states regardless of when the resolution is signed and may be signed in counterpart.

5.13 Amendments to the Act

It is hereby affirmed that the intention of Sections 4.07 and 5.09, as they relate to Canadian representation, is to comply with the minimum requirements of the Act, the *Canada Transportation Act*, and the Canada Transportation Agency and in the event that such minimum requirements shall be amended, deleted or replaced such that no, or lesser, requirements with respect to Canadian representation are then in force, such sections shall be deemed to be correspondingly amended, deleted or replaced without any further act of the directors or shareholders of the Corporation.

DIVISION SIX
PROTECTION OF DIRECTORS AND OFFICERS

6.01 Conflict of Interest

A director or officer shall not be disqualified from his office, or be required to vacate his office, by reason only that he is a party to, or is a director or officer or has a material interest in any person who is a party to, a material contract or material transaction or proposed material contract or proposed material transaction with the Corporation or a subsidiary thereof. Such a director or officer shall, however, disclose the nature and extent of his interest in the contract or transaction or proposed contract or transaction at the time and in the manner provided by the Act. Subject to the provisions of the Act, a director or officer shall not by reason only of his office be accountable to the Corporation or to its shareholders for any profit or gain realized from such a contract or transaction, and such contract or transaction shall not be void or voidable by reason only of the director's interest therein, provided that the required declaration and disclosure of interest is properly made, the contract or transaction is approved by the directors or shareholders, if necessary, and it was fair and reasonable to the Corporation at the time it was approved and, if required by the Act, the director refrains from voting as a director on the contract or transaction.

Even if the above conditions are not met, a director or officer acting honestly and in good faith shall not be accountable to the Corporation or to its shareholders for any profit realized from a material contract or material transaction for which disclosure is required by the Act, and such contract or transaction shall not be void or voidable by reason only of the director or officer's interest therein, provided that the material contract or material transaction was approved or confirmed by special

resolution at a meeting of the shareholders, disclosure of the interest was made to the shareholders in a manner sufficient to indicate its nature before such contract or transaction was approved or confirmed, and such contract or transaction was reasonable and fair to the Corporation at the time it was approved or confirmed.

6.02 Limitation of Liability

No director or officer, for the time being of the Corporation, shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person, corporation or other entity with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any other loss, conversion, misapplication, misappropriation of or any damage resulting from dealings with any money, securities or other assets of or belonging to the Corporation or for any damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the express requirements of the Act and the Regulations thereunder or from liability for any breach thereof. The directors, for the time being of the Corporation, shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board.

No act or proceeding of any director or officer or the board shall be deemed invalid or ineffective by reason of the subsequent ascertainment of any irregularity in regard to such act or proceeding or the election, appointment or qualification of such director or officer or board.

6.03 Indemnity

To the maximum extent permitted by the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate.

Nothing herein contained shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this Section 6.03.

6.04 Insurance

The Corporation may purchase and maintain insurance for the benefit of any person referred to in Section 6.03 against any liability incurred by him:

a. in his capacity as a director or officer of the Corporation, except where the liability relates to his failure to act honestly and in good faith with a view to the best interests of the Corporation; or

b. in his capacity as a director or officer of the another body corporate where he acts or acted in that capacity at the Corporation's request, except where the liability relates to his failure to act honestly and in good faith with a view to the best interests of the body corporate.

6.05 Advance of Funds

The Corporation may advance funds to a director or officer in order to defray the costs, charges and expenses of proceedings for which the Act permits indemnification, provided that if the director or officer does not meet the conditions required for indemnity under the Act; namely (a) was substantially successful on the merits in the defence of the action or proceeding; (b) acted honestly and in good faith, with a view to the best interests of the Corporation, and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer had reasonable grounds for believing that the director's or officer's conduct was lawful; and (c) is fairly and reasonably entitled to indemnity; he or she shall repay the funds advanced.

DIVISION SEVEN
OFFICERS

7.01 Election or Appointment

The board may, from time to time, appoint a chairman of the board, a president, one or more vice-presidents, a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Except for the chairman of the board who must be a director, an officer may, but need not be, a director and one person may hold more than one office.

7.02 Chairman of the Board

The chairman of the board shall, when present, preside at all meetings of the board and at all meetings of shareholders. The board may assign to the chairman of the board any of the powers and duties that, by any provision of this by-law, are assigned to the president; and he shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the chairman of the board, his duties shall be performed and his powers exercised by the president, if a director.

7.03 President

The president shall, subject to the authority of the board have general supervision of the business and affairs of the Corporation. The president shall also have such other powers and duties as the Board may specify of that office; provided, however, that unless he is a director he shall not preside as chairman at any meeting of the board.

7.04 Vice-President(s)

During the absence or disability of the president, his duties shall be performed and his powers exercised by the vice-president or, if there is more than one, by the vice-president designated from time to time by the board or the president; provided, however, that a vice-president who is not a director shall not preside as chairman at any meeting of the board. A vice-president shall have such other powers and duties as the board or the president may specify.

7.05 Secretary

The secretary shall attend and be the secretary of all meetings of the board, shareholders and committees of directors and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the board or the president may specify.

7.06 Treasurer

The treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the board whenever required an account of all his transactions and he shall have such other powers and duties as the board or the president may specify.

7.07 Powers and Duties of Other Officers

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board or the president may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the president otherwise directs.

7.08 Variation of Powers and Duties

The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

7.09 Vacancies

If the office of any officer of the Corporation shall be or become vacant by reason of death, resignation, disqualification or otherwise, the board, by resolution, may appoint a person to fill such vacancy.

7.10 Remuneration and Removal

The remuneration of all officers appointed by the board shall be determined from time to time by resolution of the board. The fact that any officer or employee is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as may be determined. All officers shall be subject to removal by resolution of the board at any time, with or without cause,

notwithstanding any agreement to the contrary, provided however that this right of removal shall not limit in any way such officer's right to damages by virtue of such agreement or any other rights resulting from such removal in law or equity.

7.11 Agents and Attorneys

The Corporation, by or under the authority of the board, shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers (including the power to sub-delegate) of management, administration or otherwise as may be thought fit.

7.12 Conflict of Interest

An officer shall disclose his interest in any material contract or material transaction or proposed material contract or proposed material transaction with the Corporation in accordance with section 6.01.

7.13 Fidelity Bonds

The board may require such officers, employees and agent of the Corporation, as the board deems advisable, to furnish bonds for the faithful discharge of their powers and duties, in such forms and with such surety as the board may from time to time determine.

DIVISION EIGHT
SHAREHOLDERS' MEETINGS

8.01 Annual Meetings

Subject to the Act, the annual meeting of shareholders shall be held at such time and on such day in each year and at such place or places as the board may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors if required by the Act or the articles, and for the transaction of such other business as may properly be brought before the meeting.

8.02 Special Meetings

The board shall have the power to call a special meeting of shareholders at any time.

8.03 Place of Meetings

Meetings of shareholders shall be held as provided for in the articles, or failing any reference in the articles, at such place in Canada as the board may determine.

Subject to the Act and Regulations, if the directors or the shareholders of the Corporation call a meeting of shareholders, the directors or the shareholders, as the case may be, may determine that the meeting shall be held entirely by electronic means, telephone or other communication facility that permits all participants to communicate adequately with each other during the meeting. Any meeting of shareholders will be subject to procedures, if any, established by the directors.

8.04 Record Date for Notice

The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than fifty (50) days and not less than twenty-one (21) days, as a record date for the determination of shareholders entitled to notice of or to vote at the meeting. If no record date is fixed, the record date for the determination of the shareholders entitled to receive notice of or to vote at the meeting shall be the close of business on the date immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

8.05 Notice of Meeting

Notice of the time and place of each meeting of shareholders shall be sent not less than twenty-one (21) days and not more than fifty (50) days before the meeting to each shareholder entitled to vote at the meeting, each director and the auditor of the Corporation. Such notice may be sent by electronic means, or by mail addressed to, or may be delivered personally to, the shareholder, at his latest address as shown in the records of the Corporation or its transfer agent, to the director, at his latest address as shown in the records of the Corporation or in the last notice filed pursuant to section 106 or 113 of the Act, or to the auditor, at his most recent address as shown in the records of the Corporation. A notice of meeting of shareholders sent by mail to a shareholder, director or auditor in accordance with the above is deemed to be served on the day on which it was deposited in the mail. A notice of a meeting is not required to be sent to shareholders who are not registered on the records of the Corporation or its transfer agent on the record date as determined according to section 8.04 hereof. Notice of a meeting of shareholders at which special business is to be transacted shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting. A special meeting and an annual meeting may be convened by one and the same notice and it shall not be an objection to the notice that it only convenes the second meeting contingently on any resolution being passed by the requisite majority at the first meeting.

8.06 Right to Vote

Subject to the provisions of the Act as to authorized representatives of any other body corporate, at any meeting of shareholders in respect of which the Corporation has prepared the list referred to in Section 8.07 hereof, every person who is named in such list shall be entitled to vote the shares shown thereon opposite his name except to the extent that such person has transferred any of his shares after the record date set pursuant to Section 8.04 hereof, or, if no record date is fixed, after the date on which the list referred to in Section 8.07 is prepared, and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, demands not later than ten (10) days before the meeting that his name be included to vote the transferred shares at the meeting. In the absence of a list prepared as aforesaid in respect of a meeting of shareholders, every person shall be entitled to vote at the meeting who at the close of business on the record date, or if no record date is set, at the close of business on the date preceding the date notice is sent, is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.

8.07 List of Shareholders Entitled to Notice

The Corporation shall prepare a list of shareholders entitled to receive notice of a meeting, arranged in alphabetical order, and showing the number of shares held by each shareholder in accordance with section 137 of the Act. If a record date for the meeting is fixed pursuant to section 8.04

hereof by the board, the shareholders listed shall be those registered at the close of business on the record date. If no record date is fixed by the board, the shareholders listed shall be those listed at the close of business on the last business day immediately preceding the day on which notice of a meeting is given, or where no such notice is given, the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where its central securities register is maintained and at the place where the meeting is held.

8.08 Meetings Without Notice

A meeting of shareholders may be held without notice at any time and place permitted by the Act:

a. if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being held; and

b. if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held.

At such meetings any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Canada, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to a meeting being held at such place.

8.09 Waiver of Notice

A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of a meeting of shareholders and attendance of any such person at a meeting of shareholders shall constitute a waiver of notice of the meeting except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

8.10 Chairman, Secretary and Scrutineers

The chairman of the board or, in his absence, the president, if such an officer has been elected or appointed and is present, or otherwise a vice-president (in order of seniority of service with the Corporation), shall be chairman of any meeting of shareholders. If no such officer is present within fifteen (15) minutes from the time fixed for holding the meeting, or declines to be chairman of the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

8.11 Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

8.12 Quorum

A quorum at any meeting of shareholders (unless a greater number of persons are required to be present or a greater number of shares are required to be represented by the Act or by the articles or by any other by-law) shall be two (2) persons in number, one of whom shall be, or be representing, a Canadian, and holding or representing not less than ten (10%) per cent of the shares entitled to be voted at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting; provided that at least one Canadian shall be present in person or represented by proxy. If a quorum is not present at the opening of the meeting of shareholders, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business.

8.13 Participation in Meeting

A shareholder or any other person entitled to attend a meeting may participate in a meeting of shareholders by electronic means, telephone or other communication facilities as permit all persons participating in the meeting to hear or otherwise communicate with each other if the Corporation makes such communication's facility available, and a person participating in such a meeting by such means is deemed to be present at the meeting. Any such meeting will be subject to the provisions of the Act, Regulations and procedures, if any, established by the directors.

8.14 Proxyholders and Representatives

Votes at meetings of the shareholders may be given either personally or by proxy; or, in the case of a shareholder, who is a body corporate or association, by an individual authorized by a resolution of the board or governing body of the body corporate or association to represent it at a meeting of shareholders of the Corporation, upon producing a certified copy of such resolution or otherwise establishing his authority to vote to the satisfaction of the secretary or the chairman.

A proxy shall be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and is valid only at the meeting in respect of which it is given or any adjournment of that meeting. A person appointed by proxy need not be a shareholder.

8.15 Time for Deposit of Proxies

The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than forty-eight (48) hours exclusive of Saturdays, Sundays and holidays, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time having been specified in such notice, it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

8.16 Joint Shareholders

If two or more persons hold shares jointly, any one of them present in person or duly represented at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if

two or more of those persons are present in person or represented and vote, they shall vote as one the shares jointly held by them.

8.17 Votes to Govern

Except as otherwise required by the Act, all questions proposed for the consideration of shareholders at a meeting of shareholders shall be determined by a majority of the votes cast and in the event of an equality of votes at any meeting of shareholders, the chairman shall not have a second or casting vote.

8.18 Conduct of Vote

Subject to the Act, voting at a meeting of shareholders shall be by a show of hands, unless a ballot is required or demanded as hereinafter provided, and may be held, subject to the Act, entirely by electronic means, telephone or other communication facility, if the corporation makes such a communication facility available. Every person who is present or otherwise participating in the meeting pursuant to section 8.13 hereof and entitled to vote shall have one vote. Whenever a vote shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or defeated and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of shareholders upon the said question.

8.19 Ballots

On any question proposed for consideration at a meeting of shareholders:

a. a shareholder, proxyholder or other person entitled to vote may demand and the chairman may require that a ballot be taken either before or upon the declaration of the result of any vote; and

b. a ballot shall be conducted where proxies representing at least 5% of the votes attached to shares represented at the meeting, either by shareholders personally or by proxy, require the proxyholders to vote against a matter.

If a ballot is demanded on the election of a chairman or on the question of an adjournment it shall be taken forthwith without an adjournment. A ballot demanded or required on any other question shall be taken in such manner as the chairman shall direct. A demand or requirement for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares that he is entitled to vote at the meeting upon the question, to the number of votes as provided for by the articles or, in the absence of such provision in the articles, to one vote for each share he is entitled to vote. The result of the ballot so taken shall be the decision of the shareholders upon the question. The demand or requirement for a ballot shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the ballot has been demanded or required.

8.20 Adjournment

The chairman at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from

place to place. If a meeting of shareholders is adjourned for less than thirty (30) days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the time of the adjournment. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given in the same manner as notice for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate of more than ninety (90) day, subsection 149(1) of the Act does not apply.

8.21 Resolution in Lieu of a Meeting

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders; and a resolution in writing dealing with all matters required to be dealt with at a meeting of shareholders and signed by all the shareholders entitled to vote at such meeting, satisfies all the requirements of the Act relating to meetings of shareholders. A copy of every such resolution in writing shall be kept with minutes of the meetings of shareholders. Any such resolution in writing is effective for all purposes at such time as the resolution states regardless of when the resolution is signed and may be signed in counterpart.

8.22 Only One Shareholder

Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or duly represented constitutes a meeting.

DIVISION NINE
SHARES

9.01 Non-Recognition of Trusts

Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

9.02 Certificates

The shareholder is entitled at his option to a share certificate that complies with the Act or a non-transferable written acknowledgement of his right to obtain a share certificate from the Corporation in respect of the securities of the Corporation held by him. Share certificates and acknowledgements of a shareholder's right to a share certificate, respectively, shall be in such form as described by the Act and as the board shall from time to time approve. A share certificate shall be signed manually by at least one director or officer of the Corporation or by or on behalf of a registrar, transfer agent or branch transfer agent of the Corporation, or by a trustee who certifies it in accordance with a trust indenture, and any additional signatures required on the share certificate may be printed or otherwise mechanically reproduced on it.

9.03 Replacement of Share Certificates

The board or any officer or agent designated by the board may in its or his discretion direct the issuance of a new share certificate or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee and on such terms as to indemnity, reimbursement

of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.04 Joint Holders

The Corporation is not required to issue more than one share certificate in respect of a share held jointly by several persons, and delivery of a certificate to one of several joint holders is sufficient delivery to all. Any one of such holders may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such certificate.

Where shares are owned or controlled jointly by one or more persons who are non-Canadian, the shares shall be deemed to be owned or controlled, as the case may be, by non-Canadians.

DIVISION TEN
TRANSFER OF SECURITIES

10.01 Registration of Transfer

If a share in registered form is presented for registration of transfer, the Corporation shall register the transfer if:

a. the share is endorsed by an appropriate person, as defined in section 64 of the Act;

b. reasonable assurance is given that the endorsement is genuine and effective;

c. the Corporation has no duty to enquire into adverse claims or has discharged any such duty;

d. any applicable law has been complied with;

e. the transfer is rightful or is to a bona fide purchaser;

f. the transfer fee, if any, has been paid; and

g. the parties to the transfer have complied with all by-laws, regulations and policies of the Corporation.

10.02 Transfer Agents and Registrar

The board may from time to time by resolution appoint or remove one or more trust companies registered under the Trust Companies Act as its agent or agents to maintain a central securities register or registers, and an agent or agents to maintain a branch securities register or registers. Agents so appointed may be designated as transfer agent or registrar according to their functions, and a person may be appointed and designated with functions as both registrar and transfer or branch transfer agent. Registration of the issuance or transfer of a security in the central securities register or in a branch securities register is complete and valid registration for all purposes.

10.03 Securities Registers

A central securities register of the Corporation shall be kept at its registered office or at any other place in Alberta designated by the board to record the shares and other securities issued by the Corporation in registered form, showing with respect to each class or series of shares and other securities:

a. the names, alphabetically arranged, and the latest known address of each person who is or has been a holder;

b. the number of shares or other securities held by each holder; and

c. the date and particulars of the issuance and transfer of each share or other security.

A branch securities register or registers may be kept either in or outside Alberta at such place or places as the board may determine. A branch securities register shall only contain particulars of securities issued or transferred at that branch. Particulars of each issue or transfer of a security registered in a branch securities register shall also be kept in the corresponding central securities register.

10.04 Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

DIVISION ELEVEN
DIVIDENDS AND RIGHTS

11.01 Dividends

Subject to the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. Dividends may be paid in money or property or by issuing fully-paid shares of the Corporation.

11.02 Dividend Cheques

A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and shall be mailed by prepaid ordinary mail to such registered holder at his address recorded in the Corporation's securities register or registers or such address as such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

11.03 Non-Receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

11.04 Unclaimed Dividends

No dividend shall bear interest against the Corporation. Any dividend unclaimed after a period of six (6) years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

DIVISION TWELVE
INFORMATION AVAILABLE TO SHAREHOLDERS

12.01 Confidential Information

Except as provided by the Act, no shareholders shall be entitled to obtain information respecting any details or conduct of the Corporation's business which, in the opinion of the directors, it would be inexpedient in the interests of the Corporation to communicate to the public.

12.02 Conditions of Access to Information

The directors may from time to time, subject to rights conferred by the Act, determine whether and to what extent and at what time and place and under what conditions or regulations the documents, books and registers and accounting records of the Corporation or any of them shall be open to the inspection of shareholders and no shareholders shall have any right to inspect any document or book or register or account record of the Corporation except as conferred by statute or authorized by the board or by a resolution of the shareholders.

12.03 Registered Office and Separate Records Office

The registered office of the Corporation shall be at a place within Alberta and at such location therein as the board may from time to time determine. The records office will be at the registered office or at such location, if any, within Alberta, as the board may from time to time determine.

DIVISION THIRTEEN
NOTICES

13.01 Method of Giving Notices

A notice or document required by the Act, the Regulations, the articles or the by-laws to be sent to a shareholder or director of the Corporation may be sent by electronic means or by prepaid mail addressed to, or may be delivered personally to:

a. the shareholder at his latest address as shown in the records of the Corporation or its transfer agent; and

b. the director at his latest address as shown in the records of the Corporation or in the last notice filed under section 106 or 113.

A notice or document sent by mail in accordance with the foregoing to a shareholders or director of the Corporation is deemed to be received by him at the time it would be delivered in the ordinary course of mail unless there are reasonable grounds for believing that the shareholders or director did not receive the notice or document at the time or at all.

13.02 Notice to Joint Shareholders

If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice addressed to one of such persons shall be sufficient notice to all of them.

13.03 Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholders from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

13.04 Non-Receipt of Notices

If a notice or document is sent to a shareholder in accordance with Section 13.01 and the notice or document is returned on two (2) consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notice or documents to the shareholder until the shareholder informs the Corporation in writing of his new address; provided always, that in the event of the return of a notice of a shareholders meeting mailed to a shareholder in accordance with Section 13.01 the notice shall be deemed to be received by the shareholder on the date deposited in the mail notwithstanding its return.

13.05 Omissions and Errors

Subject to the Act, the accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

13.06 Signature on Notices

Unless otherwise specifically provided, the signature of any director or officer of the Corporation to any notice or document to be given by the Corporation may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

13.07 Waiver of Notice

If a notice or document is required by the Act or the Regulations, the articles, the by-laws or otherwise to be sent, the sending of the notice or document may be waived or the time for the notice or

document may be waived or abridged at any time with the consent in writing of the person entitled to receive it. The consent of a person entitled to waive the requirement for the sending of a notice or document or to waive or abridge the time for the notice or the document may be sent by electronic means in accordance with the provisions of the *Electronic Transactions Act*.

DIVISION FOURTEEN
MISCELLANEOUS

14.01 Severability

The invalidity or unenforceability of any provision of this by-law shall not affect the validity or enforceability of the remaining provisions of this by-law.

14.02 Effective Date

This by-law shall come into force when approved by the board in accordance with the Act.

MADE by the Board the 27th day of July, 2005.



President



Secretary

CONFIRMED by the Shareholders in accordance with the *Business Corporations Act* (Alberta), the 30th day of August, 2005.



Secretary

BY-LAW NO. 2005-1

A BY-LAW CONFERRING POWERS ON THE BOARD OF DIRECTORS TO IMPLEMENT AND APPLY CONSTRAINTS ON THE ISSUE, TRANSFER AND OWNERSHIP OF VOTING SHARES OF THE CORPORATION

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this by-law and in notices or other written communications pertaining hereto, unless otherwise dictated by the context, the following expressions have the meanings ascribed to them respectively herein below:

"Act" means the *Business Corporations Act* (Alberta) R.S.A. 2000, c. B-9 and the regulations made under such Act, as amended from time to time;

"Agent" means a Person appointed to act on behalf of another;

"Canada Evidence Act" means the *Canada Evidence Act*, R.S.C. (1985), c. C-5 and the regulations made under such Act, as amended from time to time;

"*Canada Transportation Act*" means the *Canada Transportation Act*, S.C. 1996, c. 10 and the regulations made under such Act, as amended from time to time;

"Canadian" means a Canadian within the meaning of the *Canada Transportation Act*;

"Corporation" means WestJet Airlines Ltd.;

"Declaration" means a declaration within the meaning of subsection 2.3 of this by-law;

"Depository" means Caisse canadienne de dépôt de valeurs Limitée / Canadian Depository for Securities Limited or any other Person acting as an intermediary for the payment or delivery of securities in respect of securities transactions and providing centralized services for the compensation of securities transactions or providing centralized services as a depositary in respect of the compensation of securities transactions;

"Non-Canadian" means a Person who is not a Canadian;

"Participant" means a holder of Voting Shares or the Agent of such holder registered with the Depository;

"Person" means an individual, partnership, association, body corporate, trustee, executor, administrator or legal representative;

"Registration System" means the services offered by the Depository;

"Transfer Agent" means CIBC Mellon Trust Company or any other corporation designated by the Board of Directors to act as Transfer Agent of the Corporation; and

"Voting Share" means a share that carries voting rights under all circumstances or by reason of an event that has occurred and is continuing and includes a security convertible into such a share and an exercisable option or right to acquire such a share or convertible security.

1.2 Interpretation

Terms in this by-law not defined herein but defined in the Act have the meanings ascribed to them in the Act. Any definition in this by-law that could be interpreted in a manner that is inconsistent with the Act will be interpreted so as to be consistent therewith.

2. DECLARATIONS

2.1 Holder

The Board of Directors may require, at all times, that any holder of Voting Shares of its share capital, the Agent of such holder, a Participant in whose name the Voting Shares of the Corporation are registered or the Depository, must provide any relevant information required to enable it to apply the restrictions on the issue, transfer, ownership, control or voting of Voting Shares of the Corporation set out in the Act and the Articles of the Corporation.

2.2 Transfer or issue of shares

The Board of Directors may require, prior to accepting any transfer of or subscription for Voting Shares of the Corporation's share capital, that the prospective holder, the Agent of such holder, the Participant in whose name such Voting Shares are registered, or the Depository, provide any relevant information required to enable it to apply the restrictions on the issue, transfer, ownership, control or voting of Voting Shares of the Corporation set out in the Act and the Articles of the Corporation.

2.3 Declaration and other information

In order to apply the provisions concerning the restrictions on the issue, transfer, ownership, control or voting of Voting Shares of the Corporation set out in the Act and the Articles of the Corporation, the Board of Directors may, in its entire discretion:

2.3.1 require a Person in whose name Voting Shares of the Corporation are registered, the Agent of such Person, the Participant in whose name such shares are registered, or the Depository to provide a statutory Declaration under the *Canada Evidence Act* or otherwise concerning:

(i) whether the shareholder is the beneficial owner of, or controls, Voting Shares of the Corporation or holds them for a beneficial owner;

(ii) whether the shareholder is an associate of another shareholder;

(iii) whether the shareholder or beneficial owner is a Canadian; and

(iv) any further facts that the directors consider relevant;

2.3.2 require any Person seeking to have a transfer of a Voting Share registered in his name or to have a Voting Share issued to him to provide a Declaration similar to the Declaration a Person may be required to provide under paragraph 2.3.1; and

2.3.3 determine the circumstances in which any Declarations are required, their form and the times when they are to be provided.

2.4 Failure to provide a declaration or any other information

When a Person, the Agent of such Person, the Participant in whose name the Voting Shares of the Corporation are registered, or the Depository are required to provide a Declaration or any other information required pursuant to this by-law and fail to comply with such obligation, the directors may take the following measures until such Person, the Agent of such Person, the Participant, or the Depository has provided the Declaration or the information concerned:

2.4.1 refuse to recognize all ownership rights attributable to the Voting Shares, including the voting rights attached to such Voting Shares, to register a transfer of a Voting Share in his name or, as the case may be in the name of the Person for whom the Participant or the Agent is acting or to issue a Voting Share to such Person or the Person for whom the Agent or the Participant is acting;

2.4.2 where the Voting Shares concerned are registered with the Depositary, regardless of whether the failure is attributable to the Depositary or the Participant, order the Depository to exclude the Voting Shares of the Participant from the Registration System and to refuse any new request by the Participant for registration in the Registration System; or

2.4.3 take any other measure deemed necessary in order to give effect to the provisions concerning the restrictions on the issue, transfer, ownership, control or voting of Voting Shares of the Corporation set out in the Act and the Articles of the Corporation.

3. ADDITIONAL POWERS

The Board of Directors may, when it deems it appropriate in order to apply the provisions concerning the restrictions on the issue, transfer, ownership, control or voting of Voting Shares of the Corporation set out in the Act, the Articles of the Corporation and this by-law:

3.1.1 name and sign any contract with third Persons, and particularly with the Transfer Agent and Depository, namely in order to assist in obtaining and following-up on the Declarations and various information it requires as well as in applying the sanctions related to a Person's failure to comply with the Act, the Articles of the Corporation, or this by-law, as the case may be; and

3.1.2 implement all control mechanisms and adopt all the procedures it may require from time to time, and in particular; (i) implement and adopt certificates of control of the Canadian or Non-Canadian status of the holders of Voting Shares of the Corporation's capital; and (ii) implement any specific compensation procedure in respect of the Voting Shares held by Canadians or Non-Canadians and subject to the Registration System.

4. SHARE CERTIFICATES

The Board of Directors is authorized to adopt and make, from time to time, all the amendments to the Corporation's share certificate forms required to give effect to the provisions concerning the restrictions on the issue, transfer and ownership of Voting Shares of the Corporation set out in the Articles of the Corporation.

MADE by the Board the 27th day of July, 2005.


President


Secretary

CONFIRMED by the Shareholders in accordance with the *Business Corporations Act* (Alberta), the 30th day of August, 2005.


Secretary

WESTJET AIRLINES LTD.

SPECIAL OPERATING PROCEDURES

FOR

TRANSFERRING COMMON SHARES

AND

MONITORING NON-CANADIAN OWNERSHIP

Effective November 11, 2003

WestJet Airlines Ltd. **CIBC Mellon Trust Company**

G:\050973\0117\Special Operating Procedures (1).doc

TABLE OF CONTENTS

INTRODUCTION

WestJet Airlines Ltd. ("WestJet" or the "Corporation") is licensed by the Canadian Transportation Agency under the *Canada Transportation Act* to operate scheduled air service in Canada and internationally. The current *Canada Transportation Act* places restrictions on the ownership and control of voting shares of WestJet by Non-Canadians. To facilitate trading in WestJet shares and to minimize disruptions resulting from the application of these restrictions, WestJet has established a system of constraints and remedies in its Articles and these Procedures in order to permit WestJet to monitor and regulate the holdings of its Common Shares.

Common Shares

The Common Shares which carry normal voting rights are a constrained issue subject to limitations of ownership by Non-Canadians as set forth in the federal legislation. Consequently, the special operating procedures contained in this manual are applicable to transfers of the Common Shares to ensure that WestJet complies with federal legislation.

Ownership of WestJet Common Shares by Non-Canadian is restricted.

CONSTRAINT PROVISIONS

The *Canada Transportation Act* (the "Act") gives legislative affect to the Federal Government's policy that Canadian operators of air service must be 75% owned and controlled by Canadians in order to be eligible to hold a license in Canada. The Act requires that WestJet is "Canadian" within the meaning of the Act.

This special operating procedure is intended to provide a system for monitoring the issue, registration, transfer, ownership and voting rights of Common Shares of WestJet to prevent Non-Canadians from holding beneficial interest in more than 25% of the outstanding Common Shares of WestJet or from otherwise controlling WestJet.

Under "Definitions" (Page 7), you will find the relevant definitions of key terms used throughout these Procedures. The Appendices include extracts from the Corporation's Articles (page 16) dealing with restrictions on ownership and voting shares of WestJet together with the forms relevant to the Procedures.

Contravention of Articles and Procedure

In order to monitor and control the number of voting shares held by Non-Canadians, provisions have been implemented in the Articles of WestJet.

The Articles give WestJet the power to elicit information from the holders of its Common Shares as to their identity and whether they are Canadian. In addition, WestJet has the power to refuse to register a transfer of its Common Shares to a Non-Canadian, to force a Non-Canadian to sell, or to suspend the voting rights attached to that person's Common Shares. These powers include the ability of WestJet to sell any Non-Canadian's Common Shares on that person's behalf.

The following procedures are being implemented to ensure that WestJet complies with its Articles and maintains its ownership levels required under the Act.

Contravention of Articles

In the event of a contravention of these ownership requirements such that more than 25% of the issued and outstanding Common Shares are beneficially owned or controlled by Non-Canadians, WestJet may require certain Non-Canadian registered holders of the Common Shares in excess of the 25% limit to dispose of their Common Shares. In addition, WestJet may, while any required disposition process is being proceeded with, suspend rights of the holder of Common Shares in excess of the 25% limit so that the proportion of Common Shares beneficially owned and controlled by Non-Canadians and with respect to which voting rights are not suspended, is reduced to the 25% limit.

WestJet requires all Non-Canadian holders of its Common Shares to be registered. Those registered holders subject to the requirement to dispose of their Common Shares will be chosen on the basis of reverse order to the order of registration of all Non-Canadians on the Common Share register of WestJet.

In the event that a Non-Canadian shareholder fails to sell his Common Shares in excess of the 25% limit as required, WestJet may sell such Common Shares on behalf of the holder on the principal stock exchange on which the Common Shares are traded. The net proceeds of the sale, less certain brokerage and administrative fees, will be paid to the registered holder of such Common Shares.

DECLARATION SYSTEM AND RESERVATION SYSTEM

To ensure that the Corporation continues to meet the Canadian ownership requirements of the Act and the constraint provisions contained in its Articles, WestJet is establishing a declaration system for all transfers of Common Shares and a reservation system for all transfers of Common Shares to Non-Canadians.

To summarize, the Procedures require that:

- Transfer Declarations will be required for all transfers of Common Shares except for those deposited in an eligible Depository.
- CIBC Mellon will require Participants, Brokers and other Financial Intermediaries to provide a Participant Declaration on a periodic basis.
- All Common Shares owned or controlled by Non-Canadians must be registered, and not held in an eligible Depository.
- CIBC Mellon, as registrar and transfer agent for the common Shares, will maintain a separate register for Non-Canadian Common Shares. Non-Canadian Common Share certificates (distinct by number from Common Share certificates issued to Canadians) will be issued in respect of all transfers of Common Shares to Non-Canadians.
- To the extent permitted from time to time, WestJet will establish and CIBC Mellon will maintain the maximum number of Common Shares permitted at any time to be registered in the name of and held or controlled by Non-Canadians.
- CIBC Mellon will implement a reservation system under which Reservation Numbers must be obtained for transfers of Common Shares to Non-Canadians.

These Procedures may be amended from time to time by WestJet and CIBC Mellon.

NOTE:

CIBC Mellon will inform WestJet of those persons (including a Participant, Broker or other Financial Intermediary) which it determines have not complied with the Reservation System or Declaration System. Non-compliance could result in WestJet implementing more stringent requirements for any person not complying, potentially including an absolute prohibition on the transfer of WestJet Common Shares to Non-Canadians by that person or revocation of the Participant's access to a Depository book based system with respect to WestJet Common Shares.

DECLARATION SYSTEM

In order to ensure that WestJet is able to comply with the restrictions on Non-Canadian ownership contained in the Act and the Articles, a Declaration System has been implemented for WestJet Common Shares. Depending on the particular situation, one of the following two types of Declarations is required.

Transfer Declaration

- A separate Transfer Declaration must be completed for each transfer of WestJet Common Shares upon the presentation of the transfer to CIBC Mellon Trust, except for transfers into the name of a Depository or their nominees. **Common Shares of WestJet held by Non-Canadians are not allowed in any Depository.** A Transfer Declaration is required for all withdrawals from a Depository.
- The Transfer Declaration is to be completed by the proposed registered owner or his agent.
- If the declarant is not also the beneficial owner and in control of the Commons Shares, the declarant must make reasonable inquiries of the beneficial owner(s) or persons in control of such Common Shares to confirm that the statements made in the declaration as they pertain to the beneficial owner are true.

- If the declarant is a corporation, partnership, association, trust or other organization, this declaration must be signed by a responsible officer or partner thereof or any other duly authorized representative.

- The Transfer Declaration form is shown on page 11. Forms may be obtained from any CIBC Mellon office (see Contacts & References on page 6).

Participant Declaration

- Common Shares of WestJet held for Non-Canadians are not allowed in any Depository.

- A Participant Declaration will be sent to each Participant of eligible Depositories holding WestJet Common Shares on a quarterly basis, or whenever deemed necessary by WestJet to ensure compliance to this restriction.

- A Participant will be asked to declare that:

  a. it is a Participant of the Depository and qualified to settle WestJet Common Share trades through the Depository;

  b. as of the Notice Date, it is not aware of any violation or breach of the Non-Canadian ownership restrictions attached to the WestJet Common Shares; and

  c. it does not, as of the Notice Date, hold any Common Shares for Non-Canadians except for Common Shares held in Non-Canadian certificated form.

- The Participant Declaration is to be completed by the Participant and returned to CIBC Mellon with five (5) business days of the Notice Date recorded on the Participant Declaration.

- If WestJet Common Shares are held for Non-Canadians in any Depository, arrangements must be made to remove them from the Depository and reissue them as Non-Canadian Common Shares in certificated form. This will need to be accomplished using the Reservation System (see below).

- The Participant Declaration form is shown on page 12.

RESERVATION SYSTEM

In order to ensure that WestJet is able to comply with the restrictions on Non-Canadian ownership contained in the Act and the procedures contained in the Articles, a Reservation System has been implemented for all transfers of WestJet Common Shares to Non-Canadians. This Reservation System is summarized as follows:

- CIBC Mellon will maintain a separate register for Common Shares held by Non-Canadians.

- To the extent permitted from time to time, WestJet will establish and CIBC Mellon will maintain the maximum number of Common Shares that are available at any time to be transferred to Non-Canadians.

- A Reservation Number will be required for all transfers of WestJet Common Shares to Non-Canadians.

- This Reservation Number may be obtained form CIBC Mellon by faxing a Reservation Application (see page 14) to CIBC Mellon in Calgary at (403) 262-4522.

- When a Reservation Number is requested, CIBC Mellon will ensure there are sufficient Common Shares available for transfer to the Non-Canadian at that time before assigning a Reservation Number.

- If sufficient Common Shares are available, CIBC Mellon will record the Reservation Number, the number of Common Shares assigned and the applicable Expiry Date on the Reservation Application and return it by fax to the applicant within two (2) hours of receipt of the Reservation Application by CIBC Mellon.

- If sufficient Common Shares are not available to fill the Reservation Application completely, CIBC Mellon will assign the remaining number of available Common Shares, only if instructed by the applicant on the Reservation Application, and return it by fax to the applicant within two (2) hours of its receipt by CIBC Mellon. If not instructed on the form as to partial fills, the Reservation Application will not be approved and the applicant notified accordingly by fax within two (2) hours of receipt by CIBC Mellon.

- If no Common Shares are available for transfer to Non-Canadian shareholders, CIBC Mellon will advise the applicant by fax within two (2) hours of its receipt of the Reservation Application.

- If the Reservation Application is received after 2:30 p.m. Calgary time on any business day, the response may be faxed by 9:30 a.m. Calgary time on the next business day.

- A Reservation Number is valid for one transfer only and the transfer must be presented to CIBC Mellon prior to the Expiry Date.

- The Expiry Date for any Reservation Number will be 4:30 p.m. Calgary time:

  a. on the tenth (10th) business day after the Reservation Number has been issued when Non-Canadian shareholder ownership is 21% or less of the Common Shares;

  b. on the fourth (4th) business day after the Reservation Number has been issued when Non-Canadian shareholder ownership is in excess of 21% of the Common Shares.

- This Reservation Number will not be valid after the Expiry Date and late transfers may be rejected.

- If the number of Common Shares presented with a valid Reservation Number for transfer to a Non-Canadian is:

  a. **less than or equal to** the number of Common Shares assigned to the accompanying Reservation Number, the transfer will be processed.

  b. **greater than** the number of Common Shares assigned to the accompanying the Reservation Number, the transfer may be rejected.

- Common Shares for Non-Canadians will not be allowed to be held in the Canadian Depository for Securities ("CDS") or any other Depository. CIBC Mellon will continue to periodically request the services of CDS to send a Participant Declaration to all CDS participants holding WestJet Common Shares as requested by the Corporation to ensure adherence to this policy.

- The Reservation Application is shown on page 14. Forms may be obtained from CIBC Mellon (see Contacts & References on page 6).

CONTACTS & REFERENCES

Transfer Agent and Registrar

CIBC Mellon Trust Company, Calgary and Toronto:

Stock Transfer Department
600, 333 - 7th Avenue S.W.
Calgary, Alberta
T2P 2Z1

Stock Transfer Department
199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

Reservation Unit

Fax:	1 (403) 262-4522 (within North America)	or	1 (403) 262-4522 (elsewhere)
Telephone:	1 (800) 387-0825 (within North America)	or	1 (403) 232-2400 (elsewhere)

Hours of Operation: 7:30 a.m. - 4:30 p.m. (Calgary time) Monday - Friday, except statutory holidays

WestJet Airlines Ltd.

WestJet Airlines Ltd.
5055 - 11th Street N.E.
Calgary, Alberta
T2E 8N4

Investor Relations: (403) 444-2252 or
1 (877) 493-7853

CUSIP Number

Common Shares: 960410 10 8

ISIN Number

Common Shares: CA960410 10 8 4

Listings	Stock Symbol
The Toronto Stock Exchange	WJA

Eligible Depositories

The Canadian Depository for Securities
85 Richmond Street West
Toronto, Ontario
M5H 2C9

DEFINITIONS

"**Act**" means the *Canada Transportation Act.*

"**Agent**" means a person appointed to act on behalf of another person.

"**Aggregate Votes**" means the aggregate of the votes attached to all voting shares of the Corporation that may ordinarily be cast to elect directors of the Corporation, other than the votes attached to the voting shares, if any, held by or on behalf of the Minister.

"**Articles**" means the Articles of Incorporation of WestJet, as amended.

"**Broker**" means any investment dealer or securities broker.

"**Canadian**" means:

a. a Canadian citizen or a Permanent Resident;

b. a government in Canada or an agent of such a government; or

c. a corporation or other entity that is incorporated or formed under the laws of Canada or a province, that is controlled in fact by Canadians and of which at least seventy-five percent (75%), or such lesser percentage as the Governor in Council may by regulation specify, of the voting interests are owned and controlled by Canadians.

"**CDS**" means The Canadian Depository for Securities Limited, having a nominee name of CDS & Co.

"**CIBC Mellon**" means CIBC Mellon Trust Company.

"**Common Shares**" means the common shares of WestJet as issued and outstanding from time to time.

"**corporation**" includes a body corporate, partnership and unincorporated organization.

"**Corporation**" or "**WestJet**" means WestJet Airlines Ltd., a corporation incorporated under the *Business Corporations Act* (Alberta).

"**Declaration**" means a statement respecting beneficial ownership of Common Shares.

"**Depository**" means CDS.

"**Expiry Date**" means, in respect of a Reservation Number, 4:30 p.m. Calgary time on the date which is the tenth (10th) business day after the issue of the Reservation Number if Non-Canadian ownership of Common Shares is 21% or less at the time of issuance of the Reservation Number and the fourth (4th) business day after the issue of the Reservation Number if Non-Canadian ownership of Common Shares is in excess of 21% at the time of issuance of the Reservation Number.

"**Financial Intermediary**" means any bank, trust company, credit union or other financial institution.

"**Minister**" means the President of the Queen's Privy Council or such other member of the Queen's Privy Council for Canada as may be designated by the Governor in Council as the Minister for the purposes of the Act.

"**Non-Canadian**" means a person that is not a Canadian.

"**Participant**" means a participant in an eligible Depository.

"**Participant Declaration**" means the declaration of a Participant, a Broker or Financial Intermediary with respect to the number of shares held for Non-Canadians in an eligible Depository at a specific time.

"**Permanent Resident**" has the meaning set out in the *Immigration and Refugee Protection Act* (Canada), as amended from time to time. As at the date hereof, a person is a "Permanent Resident" of Canada within the meaning of the *Immigration and Refugee Protection Act* (Canada) if that person:

a. has been granted landing;

b. has not become a Canadian citizen; and

c. has not ceased to be a permanent resident pursuant to section 46 of the *Immigration and Refugee Protection Act* (Canada), and includes a person who has become a Canadian citizen but who has subsequently ceased to be a Canadian citizen under subsection 10(1) of the *Citizenship Act* (Canada), without reference to subsection 10(2) of that Act.

"**Person**" means any individual, body corporate, government or agency thereof, partnership, unincorporated syndicate, unincorporated organization, trustee, executor, administrator and other legal representative.

"**Procedures**" means these "Special Operating Procedures for Transferring Common Shares and Monitoring Non-Canadian Ownership", as amended from time to time.

"**Reservation Number**" means a reservation number given by CIBC with respect to the reservation of Common Shares for transfer to a Non-Canadian beneficial holder.

"**Transfer Declaration**" means the statement provided in connection with each transfer of certificates representing Common Shares.

"**voting share**" means a share in the capital of a corporation that carries under all circumstances or by reason of an event that has occurred and is continuing, a right to vote.

Associate means a Person is associated with another Person if:

a. one Person is a corporation of which the other Person is a director or an officer;

b. one Person is a corporation that is directly or indirectly controlled by the other Person;

c. one Person is a partnership of which the other Person is a partner;

d. both Persons are corporations and one corporation is controlled, directly or indirectly, by the same Person that controls, directly or indirectly, the other corporation;

e. both Persons are members of a voting trust that relates to the voting shares of a transportation undertaking;

f. both Persons are parties to an agreement or arrangement, a purpose of which is to require the parties to act in concert with respect to their interests, direct or indirect, in a transportation undertaking; or

g. both Persons are associated within the meaning of paragraphs (a) to (f), above, with a same third person.

Control

a. A corporation is controlled by a Person if:

   i. more than fifty percent of the voting shares of the corporation are held by the Person and by another Person, if any, who is associated with that person;

   ii. the voting rights attached to any shares of the corporation held by the Person and by another Person, if any, who is associated with that person, are sufficient, if exercised, to elect a majority of the directors of the corporation; and

   iii. the Person has, in relation to the corporation, any direct or indirect influence iv. which, if exercised, would result in control in fact of the corporation;

b. A partnership or unincorporated organization is controlled by a Person if any ownership interest therein representing more than fifty percent (50%) of the assets of the partnership or organization is held, otherwise than by way of security only, by or for the benefit of that Person.

Exceptions

a. Nothing shall be construed to apply in respect of voting shares of the Corporation that:

   i. are held by the Minister in trust for Her Majesty in Right of Canada;

   ii. are held by one or more underwriters solely for the purpose of distributing the shares to the public; or

   iii. are held by any person that is acting in relation to the shares solely in its capacity as an intermediary in the payment of funds or the delivery of securities, or both, in connection with trades in securities and that provides centralized facilities for the clearing of trades in securities.

b. The constraints imposed do not apply to the extent that a person or their associates holds voting shares by way of security only and such holding by way of security only is evidenced in such form

as may be prescribed by the by-laws or resolutions adopted by the shareholders or directors of the Corporation and filed by such holder with the Corporation.

Joint Ownership and Non-Canadians

a. Where voting shares are held, beneficially owned or controlled by several persons jointly, the number of voting shares held, beneficially owned or controlled by any one such person shall include the number of voting shares held, beneficially owned or controlled jointly with such other persons.

b. Where one or more of the joint holders, beneficial owners or persons controlling the voting shares is a Non-Canadian, the voting shares held, beneficially owned or controlled jointly are deemed to be held, beneficially owned or controlled, as the case may be, by such Non-Canadian, as applicable.

c. Where a person who was not a Non-Canadian becomes a Non-Canadian on any day, the date of purchase of the voting shares of the Corporation held, beneficially owned or controlled by such person shall be deemed to be the day that such person became a Non-Canadian, as applicable.

APPENDIX A
WESTJET AIRLINES LTD.
Declaration For Registration of Common Shares

INSTRUCTIONS

A separate declaration is to be completed by the proposed registered holder or his agent for each transfer of certificates representing Common Shares.

If the declarant is not also the proposed registered holder and proposed beneficial owner of the Common Shares, the declarant must make reasonable inquiries of the proposed registered holder or proposed beneficial owner, as the case may be, to confirm that the statements made in the declaration as they pertain to the proposed registered holder or beneficial owner are true.

If the declarant is a corporation, partnership, association, trust or other organization, this declaration must be signed by a responsible officer or partner thereof or other duly authorized representative.

All statements set out in this Declaration must be completed.

PLEASE REFER TO THE DEFINITIONS ATTACHED TO THIS DECLARATION TO DETERMINE STATUS AS A CANADIAN OR NON-CANADIAN.

TO: WESTJET AIRLINES LTD. ("WestJet")

In response to a request made by WestJet to facilitate compliance with the restrictions on issue, transfer and ownership of, and exercise of voting rights attaching to, the Common Shares of WestJet pursuant to the *Canada Transportation Act* (the "CTA") and the Articles of WestJet and in connection with the registration of ____________ Common Shares,

I [*Insert Name*] ____

of [*Insert Full Address*] ____

HEREBY DECLARE THAT, within the meaning of the definitions contained in the CTA and the Articles of WestJet, as summarized on the reverse side hereof, as at the date hereof:

The proposed registered holder is:

_____ a Canadian _____ a Non-Canadian

The proposed beneficial owner of the Common Shares is:

_____ a Canadian _____ a Non-Canadian

The proposed Person controlling such Common Shares is:

_____ a Canadian _____ a Non-Canadian

The number of Common Shares of WestJet held, beneficially owned or controlled, directly or indirectly, otherwise than by way of security only by the registered holder of, the beneficial owner of or the person controlling such Common Shares and their respective associates, after giving effect to this transaction, does not in each case exceed 25% of the issued and outstanding voting shares of WestJet.

If I am not the proposed registered holder of the Common Shares, I have asked for and received the proposed registered holder's authority and advice to execute this Declaration on his or her behalf.

DECLARED THIS _______ DAY OF _______________, _______.

____
Signature of Declarant
If the declarant is a corporation partnership, association, trust or other organization, provide the name and title of the signatory:

____
Address of Declarant (Please print):

____

APPENDIX B
WestJet Airlines Ltd.
Participant Declaration

(To be completed by each Participant in the Canadian Depository for Securities Limited)

A declaration is to be completed by each Participant holding Common Shares of WestJet Airlines Ltd. ("WestJet") in the Canadian Depository for Securities Limited ("CDS") as of ______________________ (the "Notice Date"). The Declaration must be completed and returned within five (5) business days of the Notice Date.

To: **CIBC Mellon Trust Company**
600, The Dome Tower
333 - 7th Avenue S.W.
Calgary, Alberta
T2P 2Z1

Attention: Stock Transfer Department

In response to a request made by WestJet to facilitate compliance with the restrictions attached to ownership of its Common Shares pursuant to its Articles and the Canada Transportation Act (the "Act"), the undersigned hereby declares that, within the meaning of the definitions contained in the Act and the Articles of WestJet (as summarized on the reverse side hereof) as of the date hereof:

2. The undersigned is a Participant of CDS and is qualified to settle WestJet Common Share trades through CDS.

3. As of the Notice Date, the undersigned is not aware of any violation or breach of the ownership restrictions with respect to the holding of the WestJet Common Shares.

4. The undersigned Participant certifies that it does not, as of the Notice Date, hold any WestJet Common Shares for Non-Canadians, except for the WestJet Common Shares held in Non-Canadian certificate form.

Indicate the number of WestJet Common Shares held for Non-Canadians in CDS and attach a list of the names of the beneficial owners and the number held.

Number of Common Shares held for Non-Canadians in CDS:

DATED this ________ day of ____________________, ________.

____
Name of Participant

____
Signature of Authorized Representative

____
Name, Title & Telephone No. for Authorized Representative

____
FINS # (List all)

NOTE: **If any WestJet Common Shares are held for Non-Canadians through CDS, arrangements must be made to remove those Common Shares from CDS and re-issue them as Non-Canadian Shares in certificate form.**

See Definitions on Reverse

APPENDIX C
Reverse of Declaration Forms - Summary of Definitions

The following definitions are summaries only and are qualified in their entirety by the definitions contained in the Articles of WestJet and the *Canada Transportation Act*:

"**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended and the regulations thereunder;

"**Canadian**" means:

a. a Canadian citizen or a Permanent Resident;

b. a government in Canada or an agent of such a government; or

c. a corporation or other entity that is incorporated or formed under the laws of Canada or a province, that is controlled in fact by Canadians and of which at least seventy-five percent (75%), or such lesser percentage as the Governor in Council may by regulation specify, of the voting interests are owned and controlled by Canadians.

"**CTA**" means the *Canada Transportation Act*;

"**corporation**" includes a body corporate, partnership and unincorporated organization;

"**Minister**" means the President of the Queen's Privy Council or such other member of the Queen's Privy Council for Canada as may be designated by the Governor in Council as the Minister for the purposes of the CTA;

"**Non-Canadian**" means a person that is not a Canadian;

"**Permanent Resident**" has the meaning set out in the *Immigration and Refugee Protection Act* (Canada), as amended from time to time. As at the date hereof, a person is a "permanent resident" of Canada within the meaning of the *Immigration and Refugee Protection Act* (Canada) if that person:

d. has been granted landing;

e. has not become a Canadian citizen; and

f. has not ceased to be a permanent resident pursuant to section 46 of the *Immigration and Refugee Protection Act* (Canada), and includes a person who has become a Canadian citizen but who has subsequently ceased to be a Canadian citizen under subsection 10(1) of the *Citizenship Act* (Canada), without reference to subsection 10(2) of that Act;

"**person**" means any individual, body corporate, government or agency thereof, partnership, unincorporated syndicate, unincorporated organization, trustee, executor, administrator and other legal representative; and

"**voting share**" means a share in the capital of a corporation that carries, under all circumstances or by reason of an event that has occurred and is continuing, a right to vote.

APPENDIX D
WestJet Airlines Ltd.
Non-Canadian Reservation Application

This form is to be completed for all transfers of WestJet Common Shares to Non-Canadian shareholders, as defined in the Corporation's Articles and the *Canada Transportation Act* (the "Act").

WestJet Airlines Ltd.
c/o CIBC Mellon Trust Company
600, The Dome Tower
333 - 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

Attention: Reservation Unit		Within North America	Elsewhere
	Fax:	1 (403) 262-4522	1 (403) 262-4522
	Telephone:	1 (800) 387-0825	1 (403) 232-2400

Please print or type:

Date: ________________________ Number of Common Shares requested: ______________________________

Name of Applicant: ____

Address of Applicant: ____

Contact Name: ____________________ Telephone: _____________________ Fax: _____________________

Authorizing Signature: ____

If there are insufficient Common Shares available to fill the above request in full, this Reservation Application will be disregarded unless the following box is marked.

Partial Assignment:

☐ Assign a Reservation Number for whatever Common Shares are available for Non-Canadians at this time, up to the amount requested.

To be completed by CIBC Mellon:

Receipt of the above application is acknowledged. Authorization is granted for the registration of one transfer of WestJet Common Shares to Non-Canadians as indicated below:

Reservation Number: ____________________________ **Expiry Date:** ____________________________

Number of Common Shares assigned: ____

NOTE:

If a request to register the transfer of the above Common Shares using this Reservation Number is received by CIBC Mellon Trust Company after this Expiry Date, it will not be processed.

CIBC Mellon Trust Company
Transfer Agent and Registrar for
WestJet Airlines Ltd.

____ **Date Issued:** ________________________________

Authorizing Signature

APPENDIX E
Schedule "G" from the Articles - Restrictions on Share Transfers

1. Definitions

1.1 For the purposes of this Schedule G, the following terms have the following meanings:

"ABCA" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended and the regulations thereunder;

"Aggregate Votes" means the aggregate of the votes attached to all voting shares of the Corporation that may ordinarily be cast to elect directors of the Corporation, other than the votes attached to the voting shares, if any, held by or on behalf of the Minister;

"corporation" includes a body corporate, partnership and unincorporated organization;

"Minister" means the President of the Queen's Privy Council or such other member of the Queen's Privy Council for Canada as may be designated by the Governor in Council as the Minister for the purposes of the CTA;

"CTA" means the *Canada Transportation Act*, S.C. 1996, c. 10, as amended, or any successor legislation thereto that is intended to, *inter alia*, regulate the ownership of airlines;

"Ownership Rights" means, with respect to voting shares of the Corporation, all rights attaching thereto, including the rights to vote at any meeting of shareholders, to receive any dividends declared thereon by the Corporation, and to receive the remaining property of the Corporation upon liquidation, dissolution or winding-up of the Corporation;

"person" means any individual, body corporate, government or agency thereof, partnership, unincorporated syndicate, unincorporated organization, trustee, executor, administrator and other legal representative; and

"voting share" means a share in the capital of a corporation that carries, under all circumstances or by reason of an event that has occurred and is continuing, a right to vote.

1.2 All terms used in this Schedule G which are not defined in these Articles but are defined in the CTA or the ABCA have the meaning ascribed thereto in the CTA or the ABCA respectively, provided that in the event of any inconsistency between a definition contained in the CTA and a definition contained herein or in the ABCA, the definition contained in the CTA shall prevail. Any provision of this Schedule G which may be read in a manner that is inconsistent with the CTA shall be read so as to be consistent therewith.

2. Constraints on Issue and Transfer

2.1 The Corporation shall not:

a. accept subscriptions for its voting shares;

b. issue any of its voting shares;

c. register or otherwise recognize the transfer of any of its voting shares; or

d. purchase or otherwise acquire any of its voting shares;

if, as a result of such subscription, issue, transfer or purchase the Corporation would cease to be a "Canadian" as defined in Section 55 of the CTA or as specified in any regulation made thereunder.

2.2 In the event that any law of Canada or a province applicable to the Corporation should become prescribed for the purposes of section 174 of the ABCA, these Articles shall be read as if the constraints imposed pursuant to Section 2.1 included constraints in order to assist the Corporation or any of its affiliates or associates (as such terms are defined in the ABCA) to qualify under such prescribed law (including the CTA and any regulations thereunder and the Air Regulations under the *Aeronautics Act* (Canada)) to receive licenses, permits, grants, payments or other benefits by reason of attaining or maintaining a specified level of Canadian ownership or control and such specified level of Canadian ownership or control shall be the level of Canadian ownership or control designated by such prescribed law of Canada or a province.

3. Constraints on Ownership Rights

No person shall hold, beneficially own or control, directly or indirectly, voting shares of the Corporation in a manner contrary to the constraints set forth in Section 2 and the Corporation shall refuse to recognize all Ownership Rights that would otherwise be attached to any voting shares held, beneficially owned or controlled, directly or indirectly, contrary to any such constraints, by deeming all voting shares held contrary to such constraints to be struck from the register of securities in an order inverse to the order of the registration of the acquisition by the holders of such voting shares, such that the number of shares held, beneficially owned or controlled, directly or indirectly, by a person or persons in any constrained class referred to in Section 2 is reduced to the permitted threshold for that class, as the case may be.

4. Limitation on Voting Rights

Where, at any meeting of shareholders of the Corporation more than 25% (or such greater number as is otherwise permitted under the CTA or any regulations thereunder) of the voting shares represented at such meeting are held, beneficially owned or controlled, directly or indirectly, by non-Canadians, the voting rights attached to such voting shares shall be restricted on a pro rata basis such that the total number of votes which may be cast by or on behalf of non-Canadians at such meeting shall not be greater than 25% (or such greater number as is otherwise permitted under the CTA) of the total number of votes which may be cast at such meeting.

5. Sale of Constrained Shares

5.1 Without limiting any of the provisions of this Schedule G, the Corporation may, for the purposes of enforcing any constraint imposed pursuant to Section 2 above, sell, as if it were the owner thereof, any voting shares that are owned, or that the directors determine may be owned, by any person or persons, contrary to such constraint, provided that such sale is conducted in accordance with the provisions set out below.

5.2 (1) For the purposes of Section 5.1, before the Corporation concludes that shares of the Corporation are owned contrary to a constraint referred to in Section 2 or the directors of the Corporation determine the shares of the Corporation may be owned contrary to such constraint, the Corporation shall send by registered mail a written notice in accordance with subsection 5.2(5) to the person shown in the securities register of the Corporation as the holder of the shares.

(2) For the purposes of Section 5.1, in determining that shares of the Corporation may be owned contrary to a constraint referred to in Section 2, the directors of the Corporation shall

(a) ascertain whether or not the Corporation has received a reply to a request for information referred to in subsection 5.2(7) respecting such shares and consider the reply, if any, thereto; and

(b) examine and consider any other records of the Corporation containing information that would indicate whether such shares are owned contrary to such constraint.

(3) For the purposes of Section 5.1 where the Corporation has sent a notice referred to in subsection 5.2(1) to a person shown in the securities register of the Corporation as the holder of shares and

(a) the Corporation has concluded that shares in respect of which the notice was sent are owned contrary to a constraint referred to in Section 2.1, or

(b) the directors of the Corporation have determined in accordance with subsection 5.2(2) that shares in respect of which the notice was sent may be owned contrary to such constraint,

and the Corporation intends to sell all or some of the shares pursuant to Section 5.1, the Corporation shall, not less than 90 days but not more than 150 days after the sending of such notice, send to that person by registered mail a further written notice in accordance with subsection 5.2(6) respecting the shares that the Corporation intends to sell.

(4) Where a Corporation sends a notice under subsection 5.2(1) or 5.2(3), the Corporation shall, at the time the notice is sent, enter or cause to be entered in the securities register of the Corporation the particulars of such notice including the date on which it was sent.

(5) The notice referred to in subsection 5.2(1) shall contain

(a) the name and address of the holder of the shares as shown in the securities register of the Corporation;

(b) a statement identifying the certificate representing the shares by certificate number or otherwise;

(c) a statement including that all or some of the shares may be sold by the Corporation pursuant to Section 5.1 if such shares are owned, or the directors of the Corporation determine in accordance with subsection 5.2(2) that such shares may be owned, contrary to a constraint referred to in Section 2.1;

(d) a statement indicating that the Corporation may conclude that all or some of the shares are owned contrary to a constraint referred to in Section 2.1;

(e) a statement indicating that the directors of the Corporation may determine in accordance with subsection 5.2(2) that all or some of the shares may be owned contrary to a constraint referred to in Section 2.1 and that for the purpose of making such determination the directors of the Corporation will

(i) consider the reply, if any, to a request for information referred to in subsection 5.2(7) respecting such shares, and

(ii) examine and consider any other records of the Corporation containing information that would indicate whether such shares are owned contrary to such constraint;

(f) a statement indicating that no share in respect of which the notice is sent may be sold pursuant to Section 5.1 if a transfer of such share is registered in the securities register of the Corporation after the notice was sent unless the Corporation again complies with the requirements set out in this Section 5 respecting the sale of such share;

(g) a statement indicating that no share in respect of which the notice is sent may be sold pursuant to Section 5.1 unless not less than 60 days but not more than 150 days have elapsed from the day on which a notice referred to in subsection 5.2(3) is sent to the holder of such share;

(h) a statement indicating the earliest date and the latest date on which the Corporation may sell the shares, having regard to the requirements set out in Section 5.4;

(i) a statement indicating that the shares may be sold on any stock exchange where shares of the Corporation are listed and posted for trading or, where shares of the Corporation are not listed and posted for trading on any stock exchange, in such other manner as the directors of the Corporation determine to be appropriate;

(j) a statement indicating that, if not all the shares of the holder represented by a certificate are sold pursuant to Section 5.1, a certificate representing the shares that are not sold will be issued upon surrender for cancellation of the certificate representing the shares sold; and

(k) a statement indicating that, forthwith upon the sale of the shares pursuant to Section 5.1, the Corporation will

(i) register the transfer or a notice of the sale of such shares or cause the transfer or a notice of the sale of such shares to be registered in the securities register of the Corporation, and

(ii) send a notice of such sale in accordance with paragraph 5.5(1)(b) to the person shown in the securities register of the Corporation as the holder of such shares at the time of sale.

(6) The notice referred to in subsection 5.2(3) shall contain

(a) the name and address of the holder of the shares as shown in the securities register of the Corporation;

(b) a statement identifying the certificate representing the shares by certificate number or otherwise;

(c) a statement indicating that all or some of the shares may be sold by the Corporation pursuant to Section 5.1 if such shares are owned, or the directors of the Corporation determine in accordance with subsection 5.2(2) that such shares may be owned, contrary to a constraint referred to in Section 2.1;

(d) a statement indicating that the Corporation has concluded that the shares are owned, or that the directors of the Corporation have determined in accordance with subsection 5.2(2) that the shares may be owned, contrary to a constraint referred to in Section 2.1 and indicating the reason why the Corporation so concluded or the directors so determined, as the case may be;

(e) a statement indicating that the Corporation intends to sell all or a specified number of the shares pursuant to Section 5.1;

(f) a statement indicating that if before the sale the Corporation changes its conclusion that the shares are owned, or the directors of the Corporation change their determination made in accordance with subsection 5.2(2) that the shares may be owned, contrary to a constraint referred to in Section 2.1 or there is a change in the reason for such conclusion or determination, the Corporation will send a notice in accordance with subsection 5.3(1) to the person shown in the securities register of the Corporation as the holder of the shares;

(g) a statement advising that, unless the person shown in the securities register of the Corporation as the holder of the shares receives a notice referred to in paragraph 5.2(6)(f), such person and all other interested persons should not assume

(i) that the Corporation has changed its conclusion that the shares are owned, or the directors of the Corporation have changed their determination made in accordance with subsection 5.2(2) that the shares may be owned, contrary to a constraint referred to in Section 2.1,

(ii) that there has been a change in the reason for such conclusion or determination, or

(iii) that the Corporation no longer intends to sell the shares pursuant to Section 5.1;

(h) a statement indicating that no share in respect of which the notice is sent may be sold pursuant to Section 5.1 if a transfer of such share is registered in the securities register of the Corporation after the notice referred to in subsection 5.2(1) was sent

unless the Corporation again complies with the requirements set out in this Section 5 respecting the sale of such share;

(i) a statement indicating that no share in respect of which the notice is sent may be sold pursuant to Section 5.1 unless not less than 60 days but not more than 150 days have elapsed from the day on which the notice was sent to the holder of such share; and

(j) a statement indicating each of the matters referred to in paragraphs 5.2(5)(h) to (k).

(7) The notice referred to in subsection 5.2(1) shall be accompanied by a request for such information, including a request for the completion of such forms, as would indicate whether the shares are owned contrary to a constraint referred to in Section 2.1

(8) The notice referred to in subsection 5.2(3) shall be accompanied by a request for information referred to in subsection 5.2(7) unless the Corporation has received the requested information before the notice is sent.

(9) A request for information referred to in subsection 5.2(7) shall be accompanied by instructions for the furnishing of the information and the completion of the forms referred to in that subsection and by a sufficient number of copies of the forms.

5.3 (1) Where the Corporation

(a) has sent a notice referred to in subsection 5.2(3) to a person shown in the securities register of the Corporation as the holder of shares, and

(b) has not sold, pursuant to Section 5.1, a share in respect of which the notice was sent,

and the Corporation changes its conclusion that the share is owned, or the directors of the Corporation change their determination made in accordance with subsection 5.2(2) that the share may be owned, contrary to such constraint, or there is a change in the reason for such conclusion or determination, the Corporation shall forthwith send by registered mail to that person a notice of such change of conclusion or determination including the reason therefor or a notice of such change in the reason for such conclusion or determination, as the case may be.

(2) Where a Corporation sends a notice under subsection 5.3(1), the Corporation shall, at the time the notice is sent, enter or cause to be entered in the securities register of the Corporation the particulars of such notice including the date on which it was sent.

5.4 (1) No share shall be sold by the Corporation pursuant to Section 5.1 unless

(a) the Corporation has sent the notices referred to in subsections 5.2(1) and (3) to the person shown in the securities register of the Corporation as the holder of the share;

(b) not less than 150 days but not more than 300 days have elapsed from the day on which the notice referred to in subsection 5.2(1) was sent to the holder of the share;

(c) not less than 60 days but not more than 150 days have elapsed from the day on which the notice referred to in subsection 5.2(3) was sent to the holder of the share;

(d) the Corporation has concluded that the share is owned, or the directors of the Corporation have determined in accordance with subsection 5.2(2) that the share may be owned, contrary to a constraint referred to in Section 2.1 and, at the time of sale, the Corporation has no reasonable grounds on which to change its conclusion or the directors of the Corporation have no reasonable grounds on which to change their determination, as the case may be;

(e) the sale takes place

(i) on any stock exchange where the shares of the Corporation are listed and posted for trading, or

(ii) where shares of the Corporation are not listed and posted for trading on any stock exchange, in such other manner as the directors of the Corporation determine to be appropriate; and

(f) the Corporation sells the share with a view to obtaining the best sale price available in the circumstances at the time of sale.

(2) No share in respect of which a notice is sent in accordance with subsection 5.2(1) shall be sold by the Corporation pursuant to Section 5.1 if a transfer of such share is registered in the securities register of the Corporation after the notice was sent unless the Corporation again complies with the requirements set out in this Section 5 respecting the sale of such share.

5.5 (1) Forthwith upon a sale of shares by the Corporation pursuant to Section 5.1, the Corporation shall

(a) register the transfer or a notice of the sale of such shares or cause the transfer or a notice of the sale of such shares to be registered in the securities register of the Corporation; and

(b) send a notice of such sale to the person shown in the securities register of the Corporation as the holder of the shares at the time of the sale.

(2) The notice referred to in paragraph 5.5(1)(b) shall

(a) state the number of shares sold;

(b) identify the certificate representing the shares sold, by certificate number or otherwise;

(c) state the date and manner of sale;

(d) state the manner in which the person entitled to receive the net proceeds of the sale pursuant to 5.1 may obtain such proceeds;

(e) state that the Corporation concluded that the shares were owned, or that the directors determined in accordance with subsection 5.2(2) that the shares may be owned, contrary to a constraint referred to in Section 2.1 and state the reason why the Corporation so concluded or the directors so determined, as the case may be; and

(f) contain a statement, if not all of the shares of the holder represented by a certificate were sold, that not all of such shares were sold and that a certificate representing the shares that were not sold will be issued upon surrender for cancellation of the certificate representing the shares sold.

5.6 For the purposes of this Section 5, the proceeds of a sale by the Corporation under Section 5.1 shall be deposited in an interest bearing account with a bank in Canada to which the *Bank Act* applies or a trust company in Canada to which the Trust Companies Act applies or invested in any investment authorized under subsection 63(1) of the Canadian and *British Insurance Companies Act*.

6. Control

For the purposes of this Schedule G,

a. a corporation is controlled by a person if

i. more than fifty percent of the voting shares of the corporation are held by the person and by another person, if any, who is associated with that person;

ii. the voting rights attached to any shares of the corporation held by the person and by another person, if any, who is associated with that person, are sufficient, if exercised, to elect a majority of the directors of the corporation; and

iii. the person has, in relation to the corporation, any direct or indirect influence which, if exercised, would result in control in fact of the corporation;

b. a partnership or unincorporated organization is controlled by a person if any ownership interest therein representing more than fifty percent (50%) of the assets of the partnership or organization is held, otherwise than by way of security only, by or for the benefit of that person.

7. Associate

a. For the purposes of this Schedule G, a person is associated with another person if

i. one person is a corporation of which the other person is a director or an officer;

ii. one person is a corporation that is directly or indirectly controlled by the other person;

iii. one person is a partnership of which the other person is a partner;

iv. both persons are corporations and one corporation is controlled, directly or indirectly, by the same person that controls, directly or indirectly, the other corporation;

v. both persons are members of a voting trust that relates to the voting shares of a transportation undertaking;

vi. both persons are parties to an agreement or arrangement, a purpose of which is to require the parties to act in concert with respect to their interests, direct or indirect, in a transportation undertaking; or

vii. both persons are associated within the meaning of paragraphs i. to vi. with a same third person.

8. Joint Ownership Changes

8.1 For the purposes of this Schedule G, where voting shares of the Corporation are held, beneficially owned or controlled by several persons jointly, the number of voting shares held, beneficially owned or controlled by any one such person shall include the number of voting shares held, beneficially owned or controlled jointly with such other persons.

8.2 Where one or more of the joint holders, beneficial owners or persons controlling the voting shares is a non-Canadian, the voting shares held, beneficially owned or controlled jointly are deemed to be held, beneficially owned or controlled, as the case may be, by such non-Canadian, as applicable.

8.3 Where a person who was a non-Canadian becomes a non-Canadian on any day, the date of purchase of the voting shares of the Corporation held, beneficially owned or controlled by such person shall, for the purposes of Section 3, be deemed to be the day that such person became a non-Canadian

9. Exceptions

9.1 Nothing in this Schedule G shall be construed to apply in respect of voting shares of the Corporation that:

a. are held by the Minister in trust for Her Majesty in Right of Canada;

b. are held by one or more underwriters solely for the purpose of distributing the shares to the public; or

c. are held by any person that is acting in relation to the shares solely in its capacity as an intermediary in the payment of funds or the delivery of securities, or both, in connection with trades in securities and that provides centralized facilities for the clearing of trades in securities.

9.2 The constraints imposed pursuant to Section 2 do not apply to the extent that a person or their associates holds voting shares by way of security only and such holding by way of security only is evidenced in such form as may be prescribed by the by-laws or resolutions adopted by the shareholders or directors of the Corporation and filed by such holder with the Corporation.

10. By-Laws

10.1 Subject to section 102 of the ABCA, the directors of the Corporation may make, amend or repeal any by-laws required to administer the constrained share provisions set out in these articles including by-laws:

a. to require any person in whose name voting shares of the Corporation are registered to furnish a statutory declaration under the *Canada Evidence Act* declaring whether

    i. the shareholder is the beneficial owner of the voting shares of the Corporation or holds them for a beneficial owner,

    ii. the shareholder is an associate of any other shareholder,

    iii. the shareholder or beneficial owner is a Canadian,

    and declaring any further facts that the directors consider relevant;

b. to require any person seeking to have a transfer of a voting share registered in his name or to have a voting share issued to him to furnish a declaration similar to the declaration a shareholder may be required to furnish under paragraph (a); and

c. to determine the circumstances in which any declarations are required, their form and the times when they are to be furnished.

10.2 Where a person is required to furnish a declaration pursuant to a by-law made under Section 10.1 the directors may refuse to register a transfer of a voting share in their name or to issue a voting share to them until that person has furnished the declaration.

10.3 In administering the constrained share provisions set out herein, the directors of the Corporation may rely upon

a. a statement made in a declaration referred to in Section 10.1 or 10.2; and

b. the knowledge of a director, officer, employee or agent of the Corporation.

10.4 Where the directors are required to determine the total number of voting shares of the Corporation held by or on behalf of persons other than Canadians, the directors may rely upon the sum of

a. the voting shares held by every shareholder whose latest address as shown in the share register is outside Canada; and

b. the voting shares hold by every shareholder whose latest address as shown in the share register is in Canada but who, to the knowledge of a director, officer, employee or agent of the Corporation is not a Canadian.

10.5 For the purposes of Section 10.4, the directors may rely upon the share register of the Corporation as of any date after the day on which the Corporation became a constrained share corporation but that date shall not be more than four months before the day on which the determination is made.

11. Powers of Directors

11.1 In the administration of this Schedule G, the directors of the Corporation shall enjoy, in addition to the powers set forth herein, all of the powers necessary or desirable, in their opinion, to carry out the intent and purpose hereof, including but not limited to all powers contemplated by the provisions relating to constrained share corporations in the ABCA.

11.2 If the board of directors, acting in good faith, determines that any persons are parties to an agreement or arrangement, a purpose of which is to require them to act in concert with respect to their interest, direct or indirect, in the Corporation, the board of directors shall be entitled to treat such persons as associates for the purposes hereof.

11.3 In administering the provisions of this Schedule G the directors of the Corporation may rely upon

a. a statement made in a declaration referred to in Section 10; and

b. the knowledge of a director, officer, employee or agent of the Corporation.

11.4 Wherever in this Schedule G it is necessary to determine the opinion of the directors of the Corporation, such opinion shall be expressed and conclusively evidenced by a resolution of the directors of the Corporation duly adopted, including a resolution in writing executed pursuant to Section 112 of the ABCA.

12. No Claims

Neither any shareholder of the Corporation nor any other interested person shall have any claim or action against the Corporation or against any director or officer of the Corporation nor shall the Corporation have any claim or action against any director or officer of the Corporation arising out of any act (including any omission to act) performed pursuant to or in intended pursuance of the provisions of this Schedule G or any breach or alleged breach of such provisions.

13. Disclosure Required

Each of the following documents issued or published by the Corporation shall indicate conspicuously the general nature of the constraints on issue, transfer and ownership of its voting shares contained herein:

a. certificate representing a voting share;

b. management proxy circular; and

c. prospectus, statement of material facts, registration statement or similar document.

WESTJET AIRLINES LTD.

SPECIAL OPERATING PROCEDURES

FOR

MONITORING SHARE OWNERSHIP

Effective September 2, 2005

WestJet Airlines Ltd.

CIBC Mellon Trust Company

TABLE OF CONTENTS

Page

INTRODUCTION

In accordance with the *Canada Transportation Act* (the "Act"), WestJet, an Alberta partnership and the operating entity for the airline, must be able to establish at all times that it is "Canadian" within the meaning of this Act in order to hold the operating licenses necessary to operate as an air carrier. As the WestJet partnership is indirectly wholly owned by WestJet Airlines Ltd. ("WestJet"), WestJet must also qualify as a Canadian under the Act, meaning that under today's limitations, a maximum of 25% of the voting rights attached to WestJet Shares can be owned or controlled by Non Canadians.

To reduce inconveniences in buying and selling WestJet Shares and to ensure WestJet's continuous compliance with the requirement to qualify as "Canadian", WestJet has introduced a variable voting share structure into its share capital. Under this share structure, Variable Voting Shares (the "Variable Voting Shares") and Common Voting Shares (the "Common Voting Shares") replaced existing WestJet Common Shares on August 30, 2005. The Variable Voting Shares are to be owned or controlled by Non-Canadians and carry one vote per share unless, notably, the number of issued and outstanding Variable Voting Shares represented on any vote exceed 25% of all of the issued and outstanding WestJet Shares to be counted on the matter, in which case the vote attached to each of the Variable Voting Shares decreases proportionately so that the Variable Voting Shares never collectively carry more than 25% of the Aggregate Votes on any matter on which a vote is taken. The Common Voting Shares are to be owned and controlled by Canadians and always carry one vote per share. For both classes of shares, all the other rights, privileges, conditions and restrictions are the same as the existing WestJet Common Shares.

A Person may purchase either Variable Voting Shares or Common Voting Shares. Once purchased, a Person can only hold Common Voting Shares, if owned and controlled by a Canadian, or Variable Voting Shares, if Non-Canadian owned or controlled, and must immediately convert their Shares to the appropriate class through their broker or, if registered shares, with the Corporation's transfer agent, CIBC Mellon Trust Company ("CIBC Mellon").

To facilitate trading in WestJet Shares and to minimize disruptions resulting from the application of these restrictions, WestJet has established for its voting share structure certain monitoring procedures and remedies in its Articles, By-laws and these Procedures in order to permit WestJet to monitor and regulate the holdings of its Common Voting Shares.

**Ownership or control of WestJet Common Voting Shares by Non-Canadian is prohibited.
Canadians are required to own and control only WestJet Common Voting Shares
(CUSIP # 960410207 / ISIN #CA 9604102074)**

**Ownership and control of WestJet Variable Voting Shares by Canadians is prohibited
Non-Canadian are required to own or control only Variable Voting Shares
(CUSIP # 960410306 / ISIN # CA 9604103064)**

MONITORING PROVISIONS

The *Canada Transportation Act* (the "Act") gives legislative affect to the Federal Government's policy that Canadian operators of air service must be 75% owned and controlled by Canadians in order to be eligible to hold a license in Canada. The Act requires that WestJet is "Canadian" within the meaning of the Act.

This special operating procedure is intended to provide a system for monitoring the issue, registration, transfer, ownership and voting rights of Shares of WestJet to ensure that Common Voting Shares are owned and controlled only by Canadians and Variable Voting Shares are owned or controlled only by Non-Canadians as well as to monitor the relative interests of each group and the voting rights attaching to such WestJet Shares. WestJet will establish a separate operating procedure for voting and prorating votes at meetings of its shareholders.

Under "Definitions" (page 6), you will find the relevant definitions of key terms used throughout these Procedures. The Appendices include share provision extracts from the Corporation's Articles (page 13) dealing with restrictions on ownership and control of Shares of WestJet together with the forms relevant to these procedures.

Contravention of Articles and Procedure

In order to monitor and control the holding of Common Voting Shares owned and controlled by Canadians and Variable Voting Shares owned or controlled by Non-Canadians, provisions have been implemented in the Articles and By-Laws of WestJet.

The By-Laws give WestJet the power to elicit information from the holders of its Common Voting Shares and Variable Voting Shares as to their identity and whether they are Canadian or Non-Canadian. In addition, WestJet has the power to:

a. convert Common Voting Shares owned or controlled by a Non-Canadian to Variable Voting Shares; and

b. convert Variable Voting Shares owned and controlled by Canadians to Common Voting Shares.

The following procedures are being implemented to ensure that WestJet complies with its Articles and By-Laws and maintains its ownership levels required under the Act.

Contravention of Articles

In the event of a contravention of these ownership requirements such that Non-Canadians are owning or controlling Common Voting Shares or Canadians are owning and controlling Variable Voting Shares, WestJet may require that such shares be converted to Variable Voting Shares or Common Voting Shares, respectively, or may otherwise refuse to recognize ownership or voting rights.

MONITORING SYSTEM

To ensure that the Corporation continues to meet the Canadian ownership requirements of the Act, WestJet has established a monitoring declaration system.

To summarize, the Procedures require that:

- Where necessary to comply with ownership requirements, a holder of WestJet Shares will promptly convert their Common Voting Shares or Variable Voting shares through CDS using the Equity Conversion System.

- When a Participant submits instructions to a Depository regarding a change in ownership of WestJet Shares, that Participant shall be deemed to have declared that:

  a. in the case of an acquisition of, or conversion into, Common Voting Shares, that the beneficial and controlling shareholder is Canadian; and

  b. in the case of an acquisition of, or conversion into, Variable Voting Shares, that the beneficial or controlling shareholder in Non-Canadian.

- WestJet will require Participants, Brokers and other Financial Intermediaries to provide a Participant Declaration on a periodic quarterly basis or whenever WestJet deems necessary.

- Common Voting Shares may not be owned or controlled by Non-Canadians and must be converted on purchase, or on change of status of the Person, to Variable Voting Shares, whether held in registered form or held in a Depository.

- An Ownership Declaration will be required by WestJet when a shareholder deposits or removes shares from a Depository. WestJet may require an Ownership Declaration from a holder of WestJet Shares at other times.

- Variable Voting Shares may not be owned and controlled by Canadians and must be converted on purchase, or on change of status of a Person, to Common Voting Shares.

- CIBC Mellon, as registrar and transfer agent for WestJet's Shares, will maintain separate registers for Common Voting Shares and Variable Voting Shares, which each have unique CUSIP/ISIN numbers.

These Procedures may be amended from time to time by WestJet and CIBC Mellon.

NOTE:

CIBC Mellon will inform WestJet of those persons (including a Participant, Broker or other Financial Intermediary) which it determines have not complied with the Monitoring System. Non-compliance could result in WestJet implementing more stringent requirements for any person not complying, potentially including an absolute prohibition on the purchase of WestJet Shares by that person which he or she is not eligible to hold or require the Participant withdraw those WestJet Shares from the Depository book base system.

DECLARATIONS

In order to ensure that WestJet is able to comply with the restrictions on ownership contained in the Act and its Articles and By-Laws, a Monitoring System based on Declarations has been implemented for WestJet Shares. Depending on the particular situation, one of the following two types of Declarations is required.

Ownership Declaration

- No issue or transfer of WestJet shares will be recorded in WestJet's securities registers and no share certificate will be issued unless an Ownership Declaration has been delivered to CIBC Mellon.

- An Ownership Declaration may be requested by the Corporation from a WestJet Shareholder, Participant, Broker or other Financial Intermediary at any time. An Ownership Declaration is required for all withdrawals from, or deposits to, a Depository.

- The Ownership Declaration is to be completed by the registered owner or his agent.

- If the declarant is not also the beneficial owner and in control of the WestJet Shares, the declarant must make reasonable inquiries of the beneficial owner(s) or persons in control of such Shares to confirm that the statements made in the Declaration as they pertain to the beneficial owner are true.

- If the declarant is a corporation, partnership, association, trust or other organization, this declaration must be signed by a responsible officer or partner thereof or any other duly authorized representative.

- The Ownership Declaration form is shown on page 10 as Appendix A. Forms may be obtained from any CIBC Mellon office (see Contacts & References on page 5).

Participant Declaration

- A Participant Declaration will be sent to each Participant of eligible Depositories holding WestJet Shares on a quarterly basis, or whenever deemed necessary by WestJet to ensure compliance to this restriction.

- A Participant will be asked to declare that:

  a. it is a Participant of the Depository and qualified to settle Common Voting Share and Variable Voting Share trades through the Depository; and

  b. as of the Notice Date, it is not aware of any violation or breach of the Non-Canadian ownership restrictions attached to the Common Voting Shares or Variable Voting Shares.

- The Participant Declaration is to be completed by the Participant and returned to CIBC Mellon within ten (10) business days of the Notice Date recorded on the Participant Declaration.

- If Common Voting Shares are owned for <u>or</u> controlled by Non-Canadians, arrangements must be made to convert them to Variable Voting Shares. If Variable Voting Shares are owned <u>and</u> controlled by Canadians, arrangements must be made to convert them to Common Voting Shares.

- The Participant Declaration form is shown on page 11 as Appendix B.

CONTACTS & REFERENCES

Transfer Agent and Registrar

CIBC Mellon Trust Company, Calgary and Toronto:

Stock Transfer Department
600, 333 - 7th Avenue S.W.
Calgary, Alberta
T2P 2Z1

Stock Transfer Department
199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

Telephone: 1 (800) 387-0825 (within North America) or 1 (403) 232-2400 (elsewhere)

Hours of Operation: 7:30 a.m. - 4:30 p.m. (Calgary time) Monday - Friday, except statutory holidays

WestJet Airlines Ltd.

WestJet Airlines Ltd.
5055 - 11th Street N.E.
Calgary, Alberta
T2E 8N4

Investor Relations: (403) 444-2252 or
1 (877) 493-7853

CUSIP Number

Common Voting Shares: 960410207
Variable Voting Shares 960410306

ISIN Number

Common Voting Shares: CA 9604102074
Variable Voting Shares: CA 9604103064

Listing

The Toronto Stock Exchange

Stock Symbols

Common Voting Shares: WJA
Variable Voting Shares WJA.RV

Eligible Depositories

The Canadian Depository for Securities
85 Richmond Street West
Toronto, Ontario
M5H 2C9

Depository Trust Company
55 Water Street
New York, New York
USA 10041

DEFINITIONS

"**Act**" means the *Canada Transportation Act.*

"**Agent**" means a person appointed to act on behalf of another person.

"**Aggregate Votes**" means the aggregate of the votes attached to all Voting Shares of the Corporation that may ordinarily be cast to elect directors of the Corporation or on the specific matter on which a vote is to be taken.

"**Articles**" means the Articles of Incorporation of WestJet, as amended, from time to time.

"**Broker**" means any investment dealer or securities broker.

"**Canadian**" means:

a. a Canadian citizen or a Permanent Resident;

b. a government in Canada or an agent of such a government; or

c. a corporation or other entity that is incorporated or formed under the laws of Canada or a province, that is controlled in fact by Canadians and of which at least seventy-five percent (75%), or such lesser percentage as the Governor in Council may by regulation specify, of the voting interests are owned and controlled by Canadians.

"**CDS**" means The Canadian Depository for Securities Limited, having a nominee name of CDS & Co.

"**CIBC Mellon**" means CIBC Mellon Trust Company.

"**Common Voting Share**" means a voting share in the capital of a Corporation.

"**corporation**" includes a body corporate, partnership and unincorporated organization.

"**Corporation**" or "**WestJet**" means WestJet Airlines Ltd., a corporation incorporated under the *Business Corporations Act* (Alberta).

"**Declaration**" means a statement respecting ownership and control of Shares.

"**Depository**" means CDS or DTC.

"**DTC**" means Deposit Trust Company

"**Financial Intermediary**" means any bank, trust company, credit union or other financial institution.

"**Minister**" means the President of the Queen's Privy Council or such other member of the Queen's Privy Council for Canada as may be designated by the Governor in Council as the Minister for the purposes of the Act.

"**Non-Canadian**" means a person that is not a Canadian.

"**Ownership Declaration**" means the declaration provided by a Person holding WestJet Shares in connection with ownership and control of Shares.

"**Participant**" means a participant in an eligible Depository.

"**Participant Declaration**" means the declaration of a Participant, a Broker or Financial Intermediary with respect to the number of Shares held for Non-Canadians and Canadians in an eligible Depository at a specific time.

"**Permanent Resident**" has the meaning set out in the *Immigration and Refugee Protection Act* (Canada), as amended from time to time. As at the date hereof, a person is a "Permanent Resident" of Canada within the meaning of the *Immigration and Refugee Protection Act* (Canada) if that person:

a. has been granted landing;

b. has not become a Canadian citizen; and

c. has not ceased to be a permanent resident pursuant to section 46 of the *Immigration and Refugee Protection Act* (Canada), and includes a person who has become a Canadian citizen but who has subsequently ceased to be a Canadian citizen under subsection 10(1) of the *Citizenship Act* (Canada), without reference to subsection 10(2) of that Act.

"**Person**" means any individual, body corporate, government or agency thereof, partnership, unincorporated syndicate, unincorporated organization, trustee, executor, administrator and other legal representative.

"**Procedures**" means these "Special Operating Procedures for Monitoring Non-Canadian Ownership", as amended from time to time.

"**Shares**" or "**WestJet Shares**" means Common Voting Shares and Variable Voting Shares.

"**Variable Voting Share**" means a variable voting share in the capital of the Corporation.

Associate means a Person is associated with another Person if:

a. one Person is a corporation of which the other Person is a director or an officer;

b. one Person is a corporation that is directly or indirectly controlled by the other Person;

c. one Person is a partnership of which the other Person is a partner;

d. both Persons are corporations and one corporation is controlled, directly or indirectly, by the same Person that controls, directly or indirectly, the other corporation;

e. both Persons are members of a voting trust that relates to the voting shares of a transportation undertaking;

f. both Persons are parties to an agreement or arrangement, a purpose of which is to require the parties to act in concert with respect to their interests, direct or indirect, in a transportation undertaking; or

g. both Persons are associated within the meaning of paragraphs (a) to (f), above, with a same third person.

Control

a. A corporation is controlled by a Person if:

   i. more than fifty percent of the voting shares of the corporation are held by the Person and by another Person, if any, who is associated with that person;

   ii. the voting rights attached to any shares of the corporation held by the Person and by another Person, if any, who is associated with that person, are sufficient, if exercised, to elect a majority of the directors of the corporation; and

   iii. the Person has, in relation to the corporation, any direct or indirect influence iv. which, if exercised, would result in control in fact of the corporation;

b. A partnership or unincorporated organization is controlled by a Person if any ownership interest therein representing more than fifty percent (50%) of the assets of the partnership or organization is held, otherwise than by way of security only, by or for the benefit of that Person.

Exceptions

a. Nothing shall be construed to apply in respect of Shares of the Corporation that:

   i. are held by the Minister in trust for Her Majesty in Right of Canada;

   ii. are held by one or more underwriters solely for the purpose of distributing the shares to the public; or

   iii. are held by any person that is acting in relation to the shares solely in its capacity as an intermediary in the payment of funds or the delivery of securities, or both, in connection with trades in securities and that provides centralized facilities for the clearing of trades in securities.

b. The ownership restrictions do not apply to the extent that a person or their associates holds voting shares by way of security only and such holding by way of security only is evidenced in

such form as may be prescribed by the by-laws or resolutions adopted by the shareholders or directors of the Corporation and filed by such holder with the Corporation.

Joint Ownership

a. Where voting shares are held, beneficially owned or controlled by several persons jointly, the number of voting shares held, beneficially owned or controlled by any one such person shall include the number of voting shares held, beneficially owned or controlled jointly with such other persons.

b. Where one or more of the joint holders, beneficial owners or persons controlling the Shares is a Non-Canadian, the Shares held, beneficially owned or controlled jointly are deemed to be held, beneficially owned or controlled, as the case may be, by such Non-Canadian, as applicable.

Status Changes

a. Where a Person who was not a Non-Canadian or Canadian, as the case may be, becomes a Canadian or Non-Canadian, respectively, on any day, the Shares eligible to be owned or controlled by that Person will be determined on and as of the date of any such change.

APPENDIX A
WESTJET AIRLINES LTD.
Ownership Declaration

INSTRUCTIONS

Upon request, a separate Declaration is to be completed by the registered holder or his agent for his Shares.

If the declarant is not also the registered holder and beneficial owner of the Shares, the declarant must make reasonable inquiries of the holder, registered holder or beneficial owner, as the case may be, to confirm that the statements made in the declaration as they pertain to the registered holder and beneficial owner are true.

If the declarant is a corporation, partnership, association, trust or other organization, this declaration must be signed by a responsible officer or partner thereof or other duly authorized representative.

All statements set out in this Declaration must be completed.

PLEASE REFER TO THE DEFINITIONS ATTACHED TO THIS DECLARATION TO DETERMINE STATUS AS A CANADIAN OR NON-CANADIAN.

TO: **WESTJET AIRLINES LTD. ("WestJet")**
AND TO: **CANADIAN TRANSPORTATION AGENCY ("CTA")**

In response to a request made by WestJet to facilitate compliance with the restrictions on ownership and control of, and exercise of voting rights attaching to, the Shares of WestJet pursuant to the *Canada Transportation Act* (the "Act") and the Articles and By-Laws of WestJet and in connection with:

_________________ (Number) Common Voting Shares, and

_________________ (Number) Variable Voting Shares,

I [*Insert Name*] ____

of [*Insert Full Address*] ____

HEREBY DECLARE THAT, within the meaning of the definitions contained in the Act and the Articles of WestJet, as summarized on the reverse side hereof, as at the date hereof:

The registered holder of the Shares is:

_____ a Canadian _____ a Non-Canadian

The beneficial owner of the Shares is:

_____ a Canadian _____ a Non-Canadian

The Person controlling such Shares is:

_____ a Canadian _____ a Non-Canadian

If I am not the registered holder of the Shares, I have asked for and received the registered holder's authority and advice to execute this Declaration on his or her behalf.

This Declaration is made, conscientiously believing it to be true and knowing that it is of the same force and effect as if made under oath and given by virtue of the *Canada Evidence Act*.

DECLARED THIS _______ DAY OF _______________, _______.

____
Signature of Declarant
If the declarant is a corporation, partnership, association, trust or other organization, provide the name and title of the signatory:

____
Address of Declarant (Please print):

____

See Definitions on Reverse

APPENDIX B
WestJet Airlines Ltd.
Participant Declaration

(To be completed by each Participant)

A Declaration is to be completed by each Participant holding Shares of WestJet Airlines Ltd. ("WestJet") as of ________________________ (the "Notice Date"). The Declaration must be completed and returned within ten (10) business days of the Notice Date.

To: **CIBC Mellon Trust Company**
600, The Dome Tower
333 - 7th Avenue S.W.
Calgary, Alberta
T2P 2Z1

Attention: Stock Transfer Department

In response to a request made by WestJet to facilitate compliance with the restrictions attached to ownership and control of its Shares pursuant to its Articles, By-Laws and the Canada Transportation Act (the "Act"), the undersigned hereby declares that, within the meaning of the definitions contained in the Act and the Articles of WestJet (as summarized on the reverse side hereof) as of the date hereof:

1. The undersigned is a Participant of the Depository and is qualified to settle WestJet Share trades through the Depository.

2. As of the Notice Date, the undersigned is not aware of any violation or breach of the ownership and control restrictions with respect to the holding of Shares.

3. The undersigned Participant certifies that it does not, as of the Notice Date, hold any WestJet Common Voting Shares for Non-Canadians or WestJet Variable Voting Shares for Canadians.

If any WestJet Voting Shares are owned <u>or</u> controlled by Non-Canadians through a Depository, arrangements must be made to convert those Common Voting Shares to Variable Voting Shares. If any WestJet Variable Voting Shares are owned <u>and</u> controlled by Canadians through a Depository, arrangements must be made to convert these Variable Voting Shares to Common Voting Shares.

Indicate the number of WestJet Common Voting Shares and Variable Voting Shares held for Canadians in the Depository and attach a list of the names of the beneficial owners and the number held.

Number of Common Voting Shares held for Canadians in Depository: _______________

Number of Variable Voting Shares held for Non-Canadians in Depository: _______________

This Declaration is made, conscientiously believing it to be true and knowing that it is of the same force and effect as if made under oath and given by virtue of the *Canada Evidence Act*.

DECLARED this ________ day of ____________________, ________.

____
Name of Participant

____
Signature of Authorized Representative

____
Name, Title & Telephone No. for Authorized Representative

____
CUID # (List all)

See Definitions on Reverse

APPENDIX C
Reverse of Declaration Forms - Summary of Definitions

The following definitions are summaries only and are qualified in their entirety by the definitions contained in the Articles of WestJet and the *Canada Transportation Act*:

"**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended and the regulations thereunder;

"**Canadian**" means:

a. a Canadian citizen or a Permanent Resident;

b. a government in Canada or an agent of such a government; or

c. a corporation or other entity that is incorporated or formed under the laws of Canada or a province, that is controlled in fact by Canadians and of which at least seventy-five percent (75%), or such lesser percentage as the Governor in Council may by regulation specify, of the voting interests are owned and controlled by Canadians;

"**Common Voting Share**" means a voting share in the capital of the Corporation;

"**CTA**" means the *Canada Transportation Act*;

"**corporation**" includes a body corporate, partnership and unincorporated organization;

"**Depository**" means the Canadian Depository for Securities Limited or Depository Trust Company;

"**Non-Canadian**" means a person that is not a Canadian;

"**Permanent Resident**" has the meaning set out in the *Immigration and Refugee Protection Act* (Canada), as amended from time to time. As at the date hereof, a person is a "permanent resident" of Canada within the meaning of the *Immigration and Refugee Protection Act* (Canada) if that person:

a. has been granted landing;

b. has not become a Canadian citizen; and

c. has not ceased to be a permanent resident pursuant to section 46 of the *Immigration and Refugee Protection Act* (Canada), and includes a person who has become a Canadian citizen but who has subsequently ceased to be a Canadian citizen under subsection 10(1) of the *Citizenship Act* (Canada), without reference to subsection 10(2) of that Act;

"**Person**" means any individual, body corporate, government or agency thereof, partnership, unincorporated syndicate, unincorporated organization, trustee, executor, administrator and other legal representative;

"**Shares**" or "**WestJet Shares**" means Common Voting Shares and Variable Voting Shares; and

"**Variable Voting Share**" means a variable voting share in the capital of the Corporation.

APPENDIX D

Extract of WestJet Articles relating to certain Share Provisions and Constraints

CLASSES OF SHARES

1. INTERPRETATION

1.1 Definitions

For purposes of the Articles, the following terms have the following meanings:

"ABCA" means the *Business Corporations Act* (Alberta), R.S.A. (2000), c. B-9;

"ABCA Regulations" means any regulations promulgated from time to time under the ABCA;

"Aggregate Votes" means the aggregate of the votes attached to all Voting Shares of the Corporation that may ordinarily be cast to elect directors of the Corporation;

"Canadian" shall have the meaning set forth in Subsection 55(1) of the CTA or as specified in any regulation made thereunder, as the same may be amended, supplemented or replaced, from time to time;

"Common Voting Share" means the common voting shares of the share capital of the Corporation;

"corporation" includes a body corporate, partnership and unincorporated organization;

"CTA" means the *Canada Transportation Act*, S.C. 1996, Ch. 10;

"Non-Voting Share" means the non-voting shares of the share capital of the Corporation;

"person" includes an individual, corporation, association, entity, government or agency thereof, trustee, executor, administrator and other legal representative;

"Transfer Agent" means the transfer agent and the registrar of the Voting Shares of the Corporation;

"Variable Voting Share" means the variable voting shares of the share capital of the Corporation; and

"Voting Share" means the Variable Voting Shares and the Common Voting Shares of the share capital of the Corporation and includes a security currently convertible into such a share and currently exercisable options and rights to acquire such shares or such a convertible security.

1.2 Control

For purposes of these Articles,

1.2.1 a body corporate is controlled by a person if:

(i) securities of the body corporate to which are attached more than fifty percent (50%) of the votes that may be cast to elect directors of the body corporate are held, otherwise than by way of security only, by or for the benefit of that person; and

(ii) the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate; and

1.2.2 a partnership or unincorporated organization is controlled by a person if an ownership interest therein representing more than fifty percent (50%) of the assets of the partnership or organization is held, otherwise than by way of security only, by or for the benefit of that person.

1.3 Undefined Terms

All terms used herein that are not defined herein shall have the meanings ascribed thereto in the ABCA. Any provision herein shall be read so as to be consistent with the ABCA.

2. VARIABLE VOTING SHARES

Subject to the rights, privileges, restrictions and conditions which attach to any other class of shares, the Variable Voting Shares shall, as a class, have the following rights, privileges, restrictions and conditions:

2.1 Voting

The holders of the Variable Voting Shares shall be entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of the Corporation, except where the holders of a specified class are entitled to vote separately as a class as provided in the ABCA.

The Variable Voting Shares shall carry one vote per Variable Voting Share, unless:

2.1.1 the number of issued and outstanding Variable Voting Shares exceeds 25% of the total number of all issued and outstanding Voting Shares (or any higher percentage that the Governor in Council may specify pursuant to the CTA); or

2.1.2 the total number of votes cast by or on behalf of holders of Variable Voting Shares at any meeting exceeds 25% (or any higher percentage that the Governor in Council may specify pursuant to the CTA) of the total number of votes that may be cast at such meeting.

If either of the above-noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically and without further act or formality to equal the maximum permitted vote per Variable Voting Share. Under the circumstance described in subparagraph 2.1.1 above, the Variable Voting Shares as a class cannot carry more than 25% (or any higher percentage that the Governor in Council may specify pursuant to the CTA) of the Aggregate Votes attached to all issued and outstanding Voting Shares of the Corporation. Under the circumstance described in subparagraph 2.1.2 above, the Variable Voting Shares as a class cannot, for a given shareholder's meeting, carry more than 25% (or any higher percentage that the Governor in Council may specify pursuant to the CTA) of the total number of votes that can be exercised at the meeting.

2.2 Dividends

Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Corporation ranking prior to the Variable Voting Shares, the holders of Variable Voting Shares shall be entitled to receive any dividend declared by the directors of the Corporation at the times and for the amounts that the Board of Directors may, from time to time, determine. The Variable Voting Shares, the Common Voting Shares and the Non-Voting Shares shall rank equally as to dividends on a share-for-share basis, and all dividends declared in any fiscal year of the Corporation shall be declared in equal or equivalent amounts per share on all Variable Voting Shares, Common Voting Shares and Non-Voting Shares then outstanding, without preference or distinction.

2.3 Subdivision or Consolidation

No subdivision or consolidation of the Variable Voting Shares shall occur unless, simultaneously, the Variable Voting Shares, the Common Voting Shares and the Non-Voting Shares are subdivided or consolidated in the same manner, so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

2.4 Liquidation, Dissolution or Winding-up

Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation ranking prior to the Variable Voting Shares, in the case of liquidation, dissolution or winding-up of the Corporation or other distribution of the Corporation's assets among its shareholders for the purpose of winding-up its affairs, the holders of Variable Voting Shares, Common Voting Shares and Non-Voting Shares shall be entitled to receive the remaining property of the Corporation and shall be entitled to share equally, share for share, in all distributions of such assets.

2.5 Conversion

2.5.1 Automatic

Each issued and outstanding Variable Voting Share shall be automatically converted into one Common Voting Share without any further act on the part of the Corporation or of the holder, if:

(i) such Variable Voting Share is or becomes beneficially owned and controlled, directly or indirectly, by a Canadian; or

(ii) the provisions contained in the CTA relating to foreign ownership restrictions are repealed and not replaced with other similar provisions.

2.5.2 Upon an Offer

In the event that an offer is made to purchase Common Voting Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares are then listed, to be made to all or substantially all the holders of Common Voting Shares in a province of Canada to which the requirement applies, each Variable Voting Share shall become convertible at the option of the holder into one Common Voting Share at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the Offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Variable Voting Shares for the purpose of depositing the resulting Common Voting Shares pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to section 2.1, immediately above, notwithstanding their conversion. The Transfer Agent shall deposit the resulting Common Voting Shares on behalf of the holder.

To exercise such conversion right, the holder or his attorney duly authorized in writing shall:

(i) give written notice to the Transfer Agent of the exercise of such right and of the number of Variable Voting Shares in respect of which the right is being exercised;

(ii) deliver to the Transfer Agent the share certificate or certificates representing the Variable Voting Shares in respect of which the right is being exercised; and

(iii) pay any applicable stamp tax or similar duty on or in respect of such conversion.

No share certificates representing the Common Voting Shares resulting from the conversion of the Variable Voting Shares shall be delivered to the holders on whose behalf such deposit is being made.

If Common Voting Shares resulting from the conversion and deposited pursuant to the offer are withdrawn by the holder or are not taken up by the Offeror; or the offer is abandoned or withdrawn by the Offeror or the offer otherwise expires without such Common Voting Shares being taken up and paid for, the Common Voting Shares resulting from the conversion will be re-converted into Variable Voting Shares and a share certificate representing the Variable Voting Shares will be sent to the holder by the Transfer Agent. Common Voting Shares resulting from the conversion and taken up and paid for by the Offeror shall be re-converted into Variable Voting Shares at the time the Offeror is required under the applicable securities legislation to take up and pay for such shares if the Offeror is not a Canadian.

In the event that the Offeror takes up and pays for the Common Voting Shares resulting from conversion, the Transfer Agent shall deliver to the holders thereof the consideration paid for such shares by the Offeror.

There will be no right to convert the Variable Voting Shares into Common Voting Shares in the following cases:

(iv) the offer to purchase Common Voting Shares is not required under applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares are then listed to be made to all or substantially all of the holders of Common Voting Shares in a province of Canada to which the requirement applies, that is, the offer is an "exempt take-over bid" within the meaning of the foregoing securities legislation; or

(v) an offer to purchase Variable Voting Shares is made concurrently with the offer to purchase Common Voting Shares and the two offers are identical in respect of price per share, percentage of outstanding shares for which the offer is made, and in all other material respects, including in respect of the conditions attaching thereto. The offer to purchase the Variable Voting Shares must be unconditional, subject to the exception that the offer for the Variable Voting Shares may contain a condition to the effect that the Offeror is not required to take up and pay for Variable Voting Shares deposited to the offer if no shares are purchased pursuant to the contemporaneous offer for the Common Voting Shares.

3. COMMON VOTING SHARES

Subject to the rights, privileges, restrictions and conditions which attach to the shares of any other class, the Common Voting Shares, as a class, shall have attached thereto the following rights, privileges, restrictions and conditions.

3.1 Voting

The holders of Common Voting Shares shall be entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of the Corporation, except where the holders of a specified class are entitled to vote separately as a class as provided in the ABCA. Each Voting Share shall confer the right to one vote at all meetings of shareholders of the Corporation.

3.2 Dividends and Distributions

Subject to the rights, privileges, restrictions and conditions attached to any class of shares of the Corporation ranking prior to the Common Voting Shares, holders of Common Voting Shares shall be entitled to receive the dividends declared by the directors of the Corporation at the times and for the amounts that the Board of Directors may, from time to time, determine. The Common Voting Shares,

Variable Voting Shares and Non-Voting Shares shall rank equally as to dividends on a share for share basis and all dividends declared in any fiscal year of the Corporation shall be declared in equal or equivalent amounts per share on all Common Voting Shares, Variable Voting Shares and Non-Voting Shares then outstanding, without preference or distinction.

3.3 Subdivision or Consolidation

No subdivision or consolidation of the Common Voting Shares shall occur unless, simultaneously, the Common Voting Shares, the Variable Voting Shares and the Non-Voting Shares are subdivided or consolidated in the same manner, so as to maintain and preserve the respective rights of the holders of the shares of each of the said classes.

3.4 Liquidation, Dissolution or Winding-up

Subject to the rights, privileges, restrictions and conditions attaching to any class of shares ranking prior to the Common Voting Shares, in the case of liquidation, dissolution or winding-up of the Corporation or other distribution of the Corporation's assets among its shareholders for the purposes of winding-up its affairs, the holders of Common Voting Shares, Variable Voting Shares and Non-Voting Shares shall be entitled to receive the remaining property of the Corporation and shall be entitled to share equally, share for share, in all distributions of such assets.

3.5 Conversion

3.5.1 Automatic

Subject to the foreign ownership restrictions of the CTA, an issued and outstanding Common Voting Share shall be converted into one Variable Voting Share, automatically and without any further act of the Corporation or the holder, if such Common Voting Share is or becomes beneficially owned or controlled, directly or indirectly, by a person who is not a Canadian.

3.5.2 Upon an Offer

In the event that an offer is made to purchase Variable Voting Shares. and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Variable Voting Shares, are then listed, to be made to all or substantially all the holders of Variable Voting Shares, each Common Voting Share shall become convertible at the option of the holder into one Variable Voting Share, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the Offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Common Voting Shares for the purpose of depositing the resulting Variable Voting Shares, pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to paragraph 3.1, immediately above, notwithstanding their conversion. The Transfer Agent shall deposit the resulting Variable Voting Shares, on behalf of the holder.

To exercise such conversion right, the holder or his attorney duly authorized in writing shall:

(i) give written notice to the Transfer Agent of the exercise of such right and of the number of Variable Voting Shares, in respect of which the right is being exercised;

(ii) deliver to the Transfer Agent the share certificate or certificates representing the Variable Voting Shares, in respect of which the right is being exercised; and

(iii) pay any applicable stamp tax or similar duty on or in respect of such conversion.

No share certificates representing the Variable Voting Shares, resulting from the conversion of the Common Voting Shares will be delivered to the holders on whose behalf such deposit is being made.

If Variable Voting Shares, resulting from the conversion and deposited pursuant to the offer are withdrawn by the holder or are not taken up by the Offeror; or the offer is abandoned or withdrawn by the Offeror or the offer otherwise expires without such Variable Voting Shares, being taken up and paid for, the Variable Voting Shares, resulting from the conversion will be re-converted into Common Voting Shares and a share certificate representing the Common Voting Shares will be sent to the holder by the Transfer Agent. Variable Voting Shares, resulting from the conversion and taken up and paid for by the Offeror shall be re-converted into Common Voting Shares at the time the Offeror is required under the applicable securities legislation to take up and pay for such shares if the Offeror is Canadian.

In the event that the Offeror takes up and pays for the Variable Voting Shares, resulting from conversion, the Transfer Agent shall deliver to the holders thereof the consideration paid for such shares by the Offeror.

There will be no right to convert the Common Voting Shares into Variable Voting Shares, in the following cases:

(iv) the offer to purchase Variable Voting Shares, is not required under applicable securities legislation or the rules of a stock exchange on which the Variable Voting Shares, are then listed to be made to all or substantially all of the holders of Variable Voting Shares, that is, the offer is an "exempt take-over bid" within the meaning of the foregoing securities legislation; or

(v) an offer to purchase Common Voting Shares is made concurrently with the offer to purchase Variable Voting Shares, and the offers are identical in respect of price per share, percentage of outstanding shares for which the offer is made, and in all other material respects, including in respect of the conditions attaching thereto. The offer to purchase the Common Voting Shares must be unconditional, subject to the exception that the offer for the Common Voting Shares may contain a condition to the effect that the Offeror is not required to take up and pay for Common Voting Shares deposited to the offer if no shares are purchased pursuant to the contemporaneous offer for the Variable Voting Shares.

RESTRICTIONS ON SHARE TRANSFERS

1. CONSTRAINTS ON OWNERSHIP OF SHARES

1.1 Variable Voting Shares

The Variable Voting Shares may only be beneficially owned or controlled, directly or indirectly, by persons who are not Canadians.

1.2 Common Voting Shares

The Common Voting Shares may only be beneficially owned and controlled, directly or indirectly, by Canadians.

1.3 ABCA Constraints

In the event that any Canadian federal or provincial legislation applicable to the Corporation should become prescribed for the purposes of subsection 174(1)(b) of the ABCA or any other similar provision in the ABCA or ABCA Regulations, these provisions shall be read as if they included additional constraints that assist the Corporation or any of its affiliates or associates (within the meaning of the ABCA) to qualify

under such prescribed law to receive licenses, permits, grants, payments or other benefits by reason of attaining or maintaining a specified level of Canadian ownership and control and such specified level of Canadian ownership and control shall be the level of Canadian ownership and control designated by such prescribed law of Canada or a province.

1.4 Joint Ownership

Where Voting Shares of the Corporation are beneficially owned or controlled by several persons jointly, the number of Voting Shares beneficially owned or controlled by any one such person shall include the number of Voting Shares beneficially owned or controlled jointly with such other persons. Where the Voting Shares are beneficially owned or controlled jointly by a person who is not Canadian and another person or persons, the Voting Shares shall be deemed to be owned or controlled by such person who is not a Canadian.

1.5 Exceptions

1.5.1 Nothing in these provisions shall be construed to apply in respect of Voting Shares of the Corporation that:

(i) are held by one or more underwriters solely for the purpose of distributing the shares to the public; or

(ii) are held by any person that is acting in relation to the shares solely in its capacity as an intermediary in the payment of funds or the delivery of securities, or both, in connection with trades in securities and that provides centralized facilities for the clearing of trades in securities.

1.5.2 The constraints imposed herein do not apply to the extent that a person who is not a Canadian holds Voting Shares by way of security only and such holding by way of security only is evidenced in such form as may be prescribed by the by-laws or resolutions adopted by the shareholders or directors of the Corporation and filed by such holder with the Corporation.

1.6 Powers of Directors

1.6.1 In the administration of these provisions, the directors of the Corporation shall enjoy, in addition to the powers set forth herein, all of the powers necessary or desirable, in their opinion, to carry out the intent and purpose hereof, including but not limited to all powers contemplated by the provisions relating to constrained share corporations in the ABCA and the ABCA Regulations.

1.6.2 Neither any shareholder of the Corporation nor any other interested person shall have any claim or action against the Corporation or against any director or officer of the Corporation nor shall the Corporation have any claim or action against any director or officer of the Corporation arising out of any act (including any omission to act) performed pursuant to or in intended pursuance of these provisions or any breach or alleged breach of such provisions.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

CHARTER

I. PURPOSE

The primary function of the Audit committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing: the financial reports and other financial information provided by the Corporation to any governmental body or the public; the Corporation's systems of internal controls regarding finance, accounting, legal compliance that management and the Board have established; and the Corporation's auditing, accounting and financial reporting processes generally. Consistent with this function, the Audit committee should encourage continuous improvement of, and should foster adherence to, the Corporation's policies, procedures and practices at all levels. The Audit Committee's primary duties and responsibilities are to:

(a) Serve as an independent and objective party to monitor the Corporation's financial reporting process and internal control system.

(b) Review and appraise the audit efforts of the Corporation's independent auditors and internal auditing department.

(c) Provide an open avenue of communication among the independent auditors, financial and senior management, the internal auditing department, and the Board of Directors.

(d) Report regularly to the Board of Directors on significant results of the foregoing activities.

The Audit Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section IV of this Charter.

II. COMPOSITION

The Audit committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent directors, and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. All members of the Committee shall have a working familiarity with basic finance and accounting practices, and at least one member of the Committee shall have accounting or related financial management expertise. Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant.

The members of the Committee shall be elected by the Board at the annual organizational meeting of the Board or until their successors shall be duly elected and qualified. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

III. MEETINGS

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee should meet at least annually with management and the independent auditors, and quarterly with the internal auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee should meet with the independent auditors and management quarterly to review the Corporation's financials consistent with IV. 2 below.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

CHARTER

IV. RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Audit Committee shall:

Documents/Reports Review

1. Review this Charter at least once every two (2) years and present for approval any changes to the BOD.

2. Review with management and the independent auditors the Annual and Quarterly Financial Statements and notes. Present to the BOD for approval of financial statements and subsequent earning release to the public.

3. Review management's discussion and analysis of financial results and present to the BOD for approval and public release.

4. Review regular internal reports to management prepared by the internal auditing department and management's response. Ensure executive summary of internal audit reports are provided to BOD.

5. Review significant audit findings during the year, including the status of previous audit recommendations for both internal and external audits.

6. Review regular summary reports of directors and officers expense account claims at least annually. Establish and review approval policies for expense reports and as required request audits of expense claims and policies for expense approval and reimbursements. The Chairman of the Audit Committee or of the Compensation Committee to approve expense reports of the President and CEO; and the CEO to approve those of the directors and officers.

Independent Auditors

7. Recommend to the Board of Directors the selection of the independent auditors, considering independence and effectiveness and approve the fees and other compensation <u>including fees for non-audit services</u> to be paid to the independent auditors.

8. The Audit Committee will formally pre approve any fees for non-audit services which are cumulatively and annually in excess of 25% of the audit fee

9. On at least an annual basis, the Committee should review and discuss with the auditors all significant relationships the auditors have with the Corporation to determine the auditors independence and the objectivity.

10. Annually review the performance of the independent auditors and approve any proposed discharge of the independent auditors when circumstances warrant.

11. Regularly consult with the independent auditors without the presence of management, about internal controls and the fullness, accuracy and quality of the organization's financial statements and the appropriateness of the accounting principles used. Consider the ability and strength of accounting and internal control systems, the effectiveness of the audit and the competence of finance personnel.

12. Review and approve, in consultation with the finance management and the senior internal auditor, the audit scope and plan of the internal auditor.

13. Review and approve, in consultation with finance management and the independent auditors, the audit scope and plan of the independent auditors.

14. Review and approve the issuers hiring policies regarding employees and former employees of the present and former external auditors of the issuers.

Financial Reporting Processes

15. In consultation with the independent auditors and the internal auditors, review the integrity of the organization's financial reporting processes, both internal and external.

16. Consider the independent auditors' judgments about the quality, consistency and appropriateness of the Corporation's accounting principles as applied in its financial reporting and the company's financial reporting and accounting estimates.

17. Consider and recommend to the Board, if appropriate, major changes to the Corporation's auditing and accounting principles and practices as recommended by the independent auditors, management, or the internal auditing department.

Process Improvement

18. Following completion of the annual audit, review separately with, the independent auditors and internal auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

19. Review any significant disagreements among management and the independent auditors in connection with the preparation of the financial statements and report to the Board of Directors any significant unresolved disagreements.

20. Review with the independent auditors, the internal auditors and management the extent to which changes to or improvements in accounting principles and practices, previously approved by the Audit Committee have been implemented.

21. Conduct and authorize investigations into any matters within the Committee's scope of responsibilities.

22. Ensure that adequate policies and procedures are in place to identify, mitigate, monitor and report all business risks on a ongoing, proactive basis.

23. Review the appointment, performance, and replacement of the senior internal auditor.

24. On at least an annual basis, review with the Company's counsel, any legal matters that could have a significant impact on the organization's financial statements, the company's compliance with applicable laws and regulations, and inquiries received from regulators or government agencies.

25. Perform any other activities consistent with this Charter, the Corporation's by-laws and governing law, as the Committee or the Board deems necessary or appropriate.

V. AUTHORITY

The audit committee will have the authority to:

(a) Engage independent counsel and other advisors as necessary

(b) Set and pay the compensation for any advisors employed

(c) Communicate directly with the internal and external auditors

RECEIVED

2005 MAY -1 A 9:4?

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: WestJet Airlines Ltd.

Participation Fee for the Financial Year Ending: December 31, 2004

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:		
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year	125,497,407	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	$ 14.27	
Market value of class or series	$1,790,847,998	
		$1,790,848,000 (A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):		NIL (B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =		$1,790,848,000
Total fee payable in accordance with Appendix A of the Rule		$50,000
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)		
Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12		
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)		

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit	
Contributed surplus	
Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)	
Long term debt (including the current portion)	
Capital leases (including the current portion)	
Minority or non-controlling interest	

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above)

Any other item forming part of shareholders' equity and not set out specifically above

Total Capitalization

Total Fee payable pursuant to Appendix A of the Rule

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) =

Capitalization (add market value of all classes and series of securities)

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit
Contributed surplus
Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)
Long term debt (including the current portion)
Capital leases (including the current portion)
Minority or non-controlling interest
Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above)
Any other item forming part of shareholders' equity and not set out specifically above

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X

Capitalization

Total Fee payable pursuant to Appendix A of the Rule

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: WestJet Airlines Ltd.

Participation Fee for the Financial Year Ending: December 31, 2005

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:		
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year	129,575,099	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	$12.84	
Market value of class or series	$1,663,744,271	
		$1,663,744,271 (A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):		NIL (B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =		$1,663,744,271
Total fee payable in accordance with Appendix A of the Rule		$50,000
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)		
Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12		
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)		

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit	
Contributed surplus	
Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)	
Long term debt (including the current portion)	
Capital leases (including the current portion)	
Minority or non-controlling interest	

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above)

Any other item forming part of shareholders' equity and not set out specifically above

Total Capitalization

Total Fee payable pursuant to Appendix A of the Rule

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year
12

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) =

Capitalization (add market value of all classes and series of securities)

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit
Contributed surplus
Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)
Long term debt (including the current portion)
Capital leases (including the current portion)
Minority or non-controlling interest
Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above)
Any other item forming part of shareholders' equity and not set out specifically above

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X

Capitalization

Total Fee payable pursuant to Appendix A of the Rule

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ____________________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule)
____

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.



WestJet Code of Business Conduct

WESTJET CODE OF BUSINESS CONDUCT
Owner: People, Performance Management
Amendment Date: March 1, 2006
GR Category: POLICY/PROCEDURE

Related Promises / Guidelines	GR Category
Alcohol and Drug Policy	POLICY/PROCEDURE
Respect in the Workplace Policy	POLICY/PROCEDURE
Disclosure, Confidentiality and Trading Policy	POLICY/PROCEDURE
WestJet Confidential and Anonymous Hotline Policy	POLICY/PROCEDURE
Information Classification Policy	POLICY/PROCEDURE
Employee Privacy Policy	POLICY/PROCEDURE
Purchasing Policy and Procedures	POLICY/PROCEDURE

WestJet's Code of Business Conduct applies to all employees, officers, and members of the Board of Directors of WestJet Airlines Ltd., and its subsidiaries, and related entities. WestJet also has a number of contractors and consultants with whom it works closely. We expect all contractors and consultants to abide by this Code of Business Conduct.

1.0 Our Basic Principles for Conducting Business

- We are responsible to our people, our guests, and all those who interact with us to conduct our business with unwavering integrity.
- Our guests deserve and expect the highest level of respect and courtesy from us.
- It is the duty of every WestJetter to wholly embrace his or her role and obligation to provide safe, friendly, and affordable air travel.
- Every member of the WestJet team is responsible for the success of our airline, and we share the rewards of our success with our people.
- We will continue to be the leading low-fare airline that people will want to work with, customers will want to fly with, and shareholders will want to invest with.
- We are honest, open, and keep our commitments.
- We provide our people with the training and tools they need to do their jobs.
- We take ownership of our guests' needs and listen to their problems with empathy.
- We balance our roles at WestJet with our equally important roles in our families, with our friends, and in our communities.
- We are acutely aware of our responsibility to our shareholders, and we will continue to strive to lower our costs, and propel our profitability.
- We are a great airline, and the foundation from which an even greater airline will grow.
- We are Team WestJet.

2.0 Working Together

2.1 Treating Each Other

WestJet is the leading low-fare airline. People want to work for WestJet because:

- We are positive and passionate about everything we do.
- We take our jobs seriously but not ourselves.
- We embrace change and innovation.
- We are friendly and caring toward our people and guests, and we treat everyone with respect.
- We provide our people with the training and tools they need to do their jobs.
- We celebrate our successes.
- We personify the hard-working "can-do" attitude.
- We are honest, open, and keep our commitments.
- We find solutions.

2.2 Respect for our Community

WestJet strongly believes that it and its employees have a responsibility to the communities in which we live and operate. We always consider the needs of those communities when we make business decisions or decisions about supporting certain community activities. WestJet always complies with local laws and regulations. We encourage our employees to take part in volunteer activities in support of their local communities. Employees should be aware that they are always representing WestJet when interacting with the public.

When possible, WestJet will support selected not-for-profit organizations that meet a compelling need within a community in which WestJet has a business presence and an employee base.

2.3 Dealing with Disputes

Disagreements and disputes happen when people work together. Whenever possible, we encourage you to try to resolve disputes before taking the matter to the next level of management. Treat others with respect; listen to other points of view; examine the relative importance of an issue compared to the potential damage it could cause to a long term working relationship. Simply treating others with respect, and letting them state their point of view can go a long way toward resolving differences. If your attempts to resolve a dispute fail, and the dispute continues to cause you problems, then it is important to seek assistance in resolving it. Contact your Manager, a PACT Representative or someone in People to help you.

Occasionally, you may be concerned about or have an issue with a WestJet Policy or Procedure; perhaps your interpretation of a Policy or Procedure differs from management's interpretation. WestJet recognizes that such concerns should be resolved fairly and equitably within a reasonable time frame to avoid employee relations issues or disruption of WestJet's business. The formal process that has been developed to assist in these situations is called the "Guaranteed Fair Treatment Policy." Contact your Manager, a PACT Representative or someone in People to help you with this process.

2.4 Harassment and Discrimination

Discrimination occurs in the workplace when someone is treated differently than others because of his/her race, colour, religion, national or ethnic origin, sex, sexual orientation, age, disability, marital status, family status, conviction for which a pardon has been granted, or in retaliation for a complaint made against the employer under Part III of the Canadian Human Rights Act (sometimes called "whistleblowing"). WestJet does not tolerate discrimination because we want to have the most qualified person possible in every job.

Discrimination is not good for our culture and our business, and can limit the effectiveness of the workplace. We expect you to treat your fellow employees equally.

Harassment is a type of discrimination, and is conduct in the workplace that creates an intimidating, threatening, negative, coercive or hostile work environment. Examples of harassment include making discriminatory comments, decisions or actions. It includes such things as offensive ethnic and/or sexually explicit jokes, threats, hazing, and other hostile behaviour.

At WestJet, we are committed to providing a safe and respectful work environment for all employees and guests. No-one, whether a WestJet employee, officer, member of the Board of Directors, contractor or member of the public is expected to suffer harassment at WestJet, for any reason at any time. Likewise, no-one at WestJet has the right to harass anyone else, at work or in any situation related to employment, including when representing WestJet at non-work events.

WestJet's "Respect in the Workplace Policy" and "Respect in the Workplace Procedures" provide a more detailed definition of harassment, your rights and responsibilities, and the procedures for making complaints.

2.5 Drug and Alcohol Use and Illegal Acts

WestJet recognizes that the use of illicit drugs and the inappropriate use of alcohol and medications can adversely affect safety, job performance, the work environment, the well being of others, and can place our operations at risk.

The objective of the "Alcohol and Drug Policy" at WestJet is to provide standards and guidelines that reinforce our commitment to providing a safe and healthy workplace, which is free of any negative impacts of alcohol or other drug use. The "Alcohol and Drug Policy" is one part of our overall commitment to occupational health and safety.

Some prescription drugs can impair a person's ability to work. You should always ask your doctor about possible prescription side effects and how they may impact job performance. If you have taken a prescription drug and you don't feel right, let your supervisor know and contact your doctor. Don't try to tough it out!

It is your responsibility to report to work fit for duty and to remain fit for duty while on Company business and premises. All WestJetters are expected to:

- perform their job in a safe manner;
- seek advice and follow appropriate treatment if they have a problem;
- support the prevention focus of the "Alcohol and Drug Policy" by encouraging co-workers to access assistance before an alcohol or drug problem impacts safety and job performance;
- participate in the testing program as and when required to do so.

If you see a fellow worker who appears to be impaired by drugs or alcohol, please report it as soon as you can to your Manager or to whomever you report. Don't endanger our guests and fellow WestJetters by assuming someone else will take care of it.

Any violation of the "Alcohol and Drug Policy" is grounds for disciplinary action up to, and including, termination. Refer to the "Alcohol and Drug Policy" for more detailed guidance.

2.6 Reporting What Doesn't Seem Right

It is always easier to look the other way when a fellow employee is doing something that does not seem right, or when something out of the ordinary happens; however, this is not the WestJet way. We expect you to report inappropriate behaviour, such as theft or improper use of WestJet equipment. Some examples of inappropriate behaviour include, but are not limited to, the following:

- Working late, you notice a fellow worker loading his or her car with WestJet equipment or parts.
- A fellow worker is placing something unusual onto the aircraft.
- Your computer is behaving in a way it has never behaved before because it could have a virus.
- When you come to work in the morning, you notice that a door or window that should be locked is open.
- Someone you don't know, or who claims to be an Executive or part of the Help Desk, calls you and asks for your password.
- A fellow worker drinks during prohibition period or reports for duty unfit for work.

Employees have several avenues available to report what doesn't seem right, such as: talking to a Supervisor, Manager or Director, contacting a member of People, contacting a PACT Representative or anonymously making a report to the WestJet Confidential and Anonymous Reporting Hotline. See "WestJet Hotline Policy" for details.

3.0 WestJet Information

3.1 The Importance of Protecting WestJet Information

While aircraft, hangars, buildings, office equipment, and spare parts are obvious assets we can all see, information is also an important WestJet asset. We want to encourage a free flow of information within WestJet to ensure job efficiency but certain pieces of information must be specially protected.

WestJet manages information whose disclosure must be carefully controlled. Business and legal requirements dictate that certain information such as employee records, guest information and financial data be protected from unauthorized access, disclosure, or modification. Occasionally, it is necessary to segregate certain information so that it is only accessible by certain groups of individuals.

This includes information that could be used by competitors to their advantage. Competitors would like to learn as much as they can about us. WestJet identifies certain information that it wants to protect from disclosure to competitors and classifies it as sensitive. For example, if a competitor learned about WestJet's plans to enter a new

market at a certain fare, it could harm WestJet by offering a lower fare on that route before we were ready to begin service.

Certain information, including all confidential information, must be controlled by WestJet and disclosed only through official channels. For example WestJet's decision to support a particular charity must not be disclosed by an individual who happens to hear about it, but in an official press release sanctioned by management. WestJet's image is important to its success.

To facilitate the handling of different categories of information, a classification scheme has been developed to establish specific handling standards for each class of information. Refer to the "Information Classification Policy" for further details.

The law also requires that WestJet protect the personal information of guests, employees and other individuals whose information we may collect in the course of doing business. The information must be carefully protected from wrongful use or disclosure, and we must take steps to ensure that it is accurate. For more information, refer to section 3.6 below entitled "Privacy" and the "Employee Privacy Policy".

We must also protect certain financial information prior to its official public disclosure as this information could be used as 'insider information' to gain an unfair financial advantage. Not only is insider-trading grounds for dismissal, but also the knowing use of insider information is illegal. For more information, refer to section 3.7 entitled "Insider Trading and Tipping" and the "Disclosure, Confidentiality and Trading Policy". You should also refrain from talking about undisclosed information about the company to friends and family members.

3.2 When is Information WestJet-Internal?

Refer to the "Information Classification Policy" for specific details regarding WestJet-Internal information. Examples of situations involving information classified as WestJet-Internal are as follows:

- *Policies, Guidelines, etc*

  WestJet does not publish its internal policies and procedures, like the procedures for dealing with unruly guests, publicly. This information is used only within WestJet to support business processes and is not to be disclosed outside of WestJet.

3.3 When is Information WestJet-Confidential?

Refer to the "Information Classification Policy" for specific details regarding WestJet-Confidential information. Examples of situations involving information classified as WestJet-Confidential are as follows:

- *Personal information that can be associated with an individual.*
  If a guest requires a wheelchair upon arrival and the request is added to that guest's PNR, the information is Confidential because it is associated with the guest's name.

The fact that a wheelchair is needed at a particular gate is not, by itself, Confidential information. Any demographic information about a person (age, marital status, and so forth) which is associated with a person's name or some other identifier like a social insurance number is classified as WestJet-Confidential. If the information is anonymously used in the form of aggregate statistics (i.e. "35% of our guests are between the ages of 18 and 35.") it is not WestJet-Confidential. Refer to the "Information Classification Policy" for further details.

- *Financial Information*
  Information classified as WestJet-Confidential is used internally by WestJet and is commercially sensitive, privileged and/or non-public. This includes information whose disclosure would cause material harm to WestJet, like quarterly or year-end financial results that have not yet been publicly disclosed.

3.4 When is Information WestJet-Restricted?

This is information of the most sensitive nature. Refer to the "Information Classification Policy" for specific details regarding WestJet-Restricted information. Examples of situations involving information classified as WestJet-Restricted are as follows:

- *Commercially Sensitive Information*
  If WestJet is conducting some marketing analysis to determine a possible new route or a new destination or an increase or decrease in route frequency, the leakage of this information would be very harmful to growing our business. WestJetters working with this information must be extremely vigilant in protecting it from unauthorized access.

- *Specially-Protection Information*
  If WestJet is involved with a law suit, any information related to strategy or legal action is considered restricted information. If the information leaked outside of WestJet, it may prove harmful to the legal strategy and ultimately to the Company as a whole.

WestJet-Restricted, WestJet-Confidential and WestJet-Internal information can take on any form including, but not limited to, hardcopy documents such as memos and letters as well as information in electronic form such as spreadsheets, computer programs, emails, display screens, computer tapes, CDs and diskettes.

3.5 How to Handle Sensitive WestJet-Restricted or WestJet-Confidential Information

Refer to the "Information Classification Policy" for specific details on how to work with and restrict WestJet-Restricted and WestJet-Confidential Information. At minimum, such information should be handled as follows:

- Label information as "WestJet-Internal", "WestJet-Confidential" or "WestJet-Restricted" by, for instance, attaching a label to the document, using a header or footer, a stamp or add as part of a signature on an email.

- Lock up the information when it is not in use for more than a few minutes.
- Ensure that paper documents are securely shredded; never deposit Restricted or Confidential in the trash or an insecure recycling bin.
- Do not transmit information over the Internet without protection.
- Consult with the IT Department to properly protect information.
- Always obtain permission from the Data Owner to take Restricted or Confidential information outside of WestJet premises. (Refer to "Information Classification Policy" for more details on the Data Owner role).
- Never disclose Restricted or Confidential information to anyone not authorized to access it or be told about it. This obligation to not disclose Restricted and Confidential information continues even after your termination of employment or working relationship with WestJet terminates and for so long as the information remains Restricted or Confidential.

3.6 How to Handle Sensitive or Confidential Information from Others

Occasionally, people from other companies or organizations wish to share what they characterize as privileged or confidential information. There are many legal dangers in accepting such information without proper agreements in place. For that reason, any such offers of information should include WestJet's Legal Department so that they may write a non-disclosure agreement that protects both parties.

3.7 Non-Disclosure Agreements

It may sometimes be necessary to share information classified as WestJet-Confidential or even WestJet-Restricted with outside parties that have been retained by WestJet, such as lawyers, auditors, accountants, or consultants or with outside parties with whom we are considering doing business. If this is necessary, the outside party must always sign a non-disclosure agreement in which the outside party promises not to disclose the information to third parties or other outsiders or to individuals in his/her organization not involved.

3.8 Privacy

Protecting the privacy of our guests, employees and other individuals is an important courtesy that they appreciate. In Canada, it is also the law. The *Personal Information Protection and Electronic Documents Act* (PIPEDA) was designed to ensure that companies storing and managing personal information (whether electronically or in paper form) responsibly collect, use and disclose it in accordance with PIPEDA. Refer to the "Your Policy" link on www.westjet.com for details about WestJet's commitment to maintaining the privacy of our guests' personal information. Refer to the "Employee Privacy Policy" for details regarding WestJet's commitment to maintaining the privacy of WestJetter information.

The following points outline WestJet's commitment to maintaining privacy:

- When collecting information about a guest, we are obligated to tell him/her why we collect that information. If we then want to use the information for other reasons, we must notify the guest and request his/her approval.
- Information about an employee or a guest cannot be disclosed to others without his/her permission. For example, you would be breaking the law if you provided a non-WestJetter with a list of names, addresses, and telephone numbers of guests who frequently traveled between Calgary and Edmonton without each guest's explicit approval. Personal information about an employee must not be disclosed.
- Personal information about an employee shall not be disclosed to anyone without the employee's knowledge and permission.
- An employee or guest has the right to view his/her personal information that we have collected and can request changes if it is not accurate or up to date.

Personal information that WestJet stores and manages must be strongly protected. The personal information of employees and guests must be kept so that only authorized persons can access it. Paper files containing personal information must be kept in a restricted area and locked up at night. IT has a special responsibility to carefully protect computer data from unauthorized access.

It is important that you are sensitive about disclosing personal information and that you are willing to explain why we collect and disclose sensitive information.

3.9 Insider Trading and Tipping

Insider trading is the buying or selling of a security (stocks) when you have certain significant confidential information about the company whose securities you are trading. Closely related to the concept of insider trading is that of "tipping" which is the sharing of significant inside information with another individual. Insider trading and tipping are illegal and are also against WestJet's corporate policy.

The purpose of insider trading laws is to protect the integrity of financial markets. If insiders unloaded their stock on an unsuspecting public whenever something negative was about to happen in a company, the stock markets would suffer a crisis of confidence, and people would stop investing in stock.

The fact that you work for WestJet does not automatically make you an insider. Not all employees at WestJet have access to inside information. The definition of inside information includes the concept that it must be significant enough to affect the stock price. Because defining what constitutes "insider trading" can be difficult to determine, contact the WestJet Legal Department with any questions regarding the possession of information and trading of securities.

The "Disclosure, Confidentiality and Trading Policy" of WestJet describes the procedures that individuals must follow when trading WestJet stock. For example, the policy prohibits "Restricted Persons" from trading in WestJet stock in certain circumstances. Restricted Persons is defined in the policy as: as executives, vice-

presidents, and members of the Board of Directors of WestJet, and employees of WestJet who are routinely in possession of undisclosed material information. Undisclosed material information is information relating to the business or affairs of WestJet that has not been publicly disclosed, or if disclosed, a reasonable period of time for its dissemination has not passed, and the information could significantly affect WestJet's stock price.

A WestJet employee who is involved in preparing WestJet's financial statements is an example of a person who is routinely in possession of undisclosed material information and thus, would be considered a Restricted Person and must follow the procedures in the "Disclosure, Confidentiality and Trading Policy". The procedures also apply to any WestJet employees who do not fit the definition of a "Restricted Person", but who may become aware of undisclosed material information.

There is a general prohibition on Restricted Persons and WestJet employees from trading in WestJet stock when they are aware of undisclosed material information. As well, Restricted Persons are prohibited from trading in WestJet stock whenever there is a proposed transaction pertaining to WestJet that would constitute material information, but a final decision on the transaction has not been made.

Restricted Persons and WestJet employees who may be aware of undisclosed material information must observe a Blackout Period and not trade in WestJet stock prior to, and for a reasonable time after, the material information has been disclosed to the public. The length of the Blackout period will be determined by the policy. Refer to the "Disclosure, Confidentiality and Trading Policy" for further details on trading restrictions and Blackout Periods. Each WestJet employee is responsible for his/her own actions when trading securities. The following points outline WestJet's best practices concerning trading of WestJet stock:

- Always use WestJet-approved procedures for buying or selling WestJet stock.
- Never disclose significant WestJet information to closed meetings of stock analysts or in chat rooms; these situations can be interpreted as a form of tipping.
- Only persons specifically designated by management may speak on behalf of WestJet (see section 3.10 concerning News About WestJet).
- WestJet employees, officers, and members of the Board of Directors must comply with WestJet's "Disclosure, Confidentiality and Trading Policy".
- WestJet must ensure that its website always contains accurate and up to date information relevant to shareholders.
- WestJet should generally make no comment in response to market rumours.
- WestJet must designate a person who monitors all trading activities by insiders.

3.10 News About WestJet

Information distributed to public sources such as television, newspapers, and magazines must be consistent with WestJet communications policies and the law. It is extremely important that only persons designated by management communicate with the public. Undesignated employees must never provide information about WestJet to reporters or

other representatives of the media. If you are contacted or questioned, always refer members of the media to WestJet's Director of Public Relations and Communications.

All information posted on WestJet's website is to be approved by the Marketing Department. If you are concerned about the accuracy of the website's information, if it is not grammatically sound, or has some other problem, contact the Marketing Department directly to discuss and/or correct the problem.

You must never disclose confidential, restricted, insider or otherwise non-public information about WestJet in Internet chat rooms, bulletin boards, mailing lists, or other limited on-line forums. Not only does this violate WestJet's Code of Business Conduct, but law enforcement officials may also construe it as "tipping" which is illegal.

3.11 Lawsuits and Disputes

If you are ever served with documents related to a lawsuit, or given any other legal documents pertaining to WestJet, including any documents where you or another WestJet employee is named and WestJet is not named, but relates to you or another employee's work at WestJet, you shall immediately contact the Legal Department and then forward the documents to the Legal Department at the Head Office in Calgary, Alberta.

Do not discuss the particulars of a lawsuit or other legal action about which you have knowledge without the prior approval of the Legal Department. You should never throw out, shred, or otherwise discard or destroy papers, electronic documents, or other evidence related to any legal action without the explicit written direction of the Legal Department.

4.0 WestJet Assets

4.1 What Are WestJet Assets?

Assets include everything that WestJet owns, such as buildings, office equipment, aircraft, spare parts, runway equipment, computers, furniture, etc. As discussed in section 3 above, information is also an important WestJet asset but this section covers standards of business conduct related to non-information assets. All WestJet employees and contractors must use WestJet assets responsibly and in such a way that is consistent with the business needs of WestJet. Each employee must take reasonable steps to protect WestJet assets and report instances of abuse, theft, or destruction of these assets.

4.2 Personal Use of WestJet Assets

WestJet has many assets that could be used for personal business. Examples include copiers, telephones, and computers. We do allow occasional and infrequent use of assets such as the telephone, photocopier, fax machine for personal use but this privilege must not be abused. Examples of acceptable personal uses include:

- making a small number of short local telephone calls per day to a friend, family member, doctor, or the like
- making a personal long distance call ONLY in an emergency
- sending and receiving a small number of personal email messages on WestJet computers (Note: if personal emails become excessive, IT reserves the right to block such email.)
- making one or two photocopies on an infrequent basis

You may not use WestJet resources for the purposes of transmitting or viewing objectionable material like sexually explicit images or messages, offensive messages, solicitations, chain letters, harassing messages, or threats. Such behaviour is serious misconduct and may lead to disciplinary action up to and including termination of employment, and depending upon the circumstances, termination of employment for just cause.

Certain assets may require more restrictive controls than those described in this section, and if that is the case, you must comply with those controls.

There is no expectation of privacy in the personal use of WestJet assets. Authorized personnel may open and read email, electronic messages and any data stored on a WestJet computer used by you at any time. This includes any emails that were deleted but which remain in our data storage systems. As a condition of continued employment, you may be required to provide passwords or remove other protections on computer files if asked to do so by authorized personnel and/or management. WestJet may also find it necessary, as a part of an investigation, to open locked desks, file cabinets, or lockers without prior notice. However, these are not arbitrary actions and occur only with good reason.

4.3 Business and Accounting Practices

You must comply with generally accepted accounting practices for Canada and shall execute all transactions in accordance with all WestJet policies and procedures.

WestJet employees shall NOT do the following:

- establish any undisclosed or unrecorded WestJet fund for any purpose;
- make false or misleading entries in WestJet's books for any reason;
- make any payments without adequate supporting documentation that supports the purpose of the payment;
- access WestJet funds or assets without proper and specific authorization.

The *Corruption of Foreign Public Officials Act* prohibits bribing foreign public officials to gain an advantage in business. A foreign public official is a person holding one of three types of jobs: a government position; a position on a board, commission, or corporation that acts for a country; or an official in a public international organization involving two or more countries. The types of bribes that are illegal include, but are not limited to, loans, rewards, advantages, or benefits of any kind.

If circumstances arise that may be considered bribing, please contact your supervisor, Manager or the Legal Department. Also, you may access the WestJet Confidential and Anonymous Hotline to report activity that may be considered bribing.

4.4 Political Contributions

You are entitled to support the political party of your choice using your own funds. However, in no circumstances are you entitled to associate WestJet with your activities or donations. For example, do not use WestJet letterhead when submitting a donation.

4.5 Lobbying

"Lobbying" is any contact regarding WestJet's business with elected or public service officials of government at any level (i.e. municipal, provincial/state, or federal), other than for simple information requests. You must comply with any applicable laws relating to any lobbying activity. Prior to contacting government officials, you should discuss with your supervisor any applicable requirements or limitations.

4.6 Gifts and Entertainment Given in the Course of Business

Always exercise caution when giving gifts, entertainment, or other incentives to suppliers or customers. Employees shall comply with the following:

- The Competition Act prohibits illegal trade practices. This includes giving particular suppliers advantages that WestJet does not give to other competing suppliers. Therefore, do not pay commissions or provide promotional incentives to suppliers or customers unless they are a part of a WestJet-approved incentive program. Illegal trade practices are criminal offences.
- WestJet management may provide business entertainment such as meals, sporting events, and the like, but only if someone from WestJet management is in attendance.
- You may provide promotional items of nominal value.
- Consider the frequency and appropriateness of entertainment activities. For example, occasionally taking a business associate to lunch at a location nearby is appropriate, but providing lavish weekly entertainment at a casino is not.

All gifts of more than nominal value, incentives, and entertainment provided by WestJet should meet the following criteria:

- they cannot be construed as bribes or kickbacks
- they meet generally accepted ethical standards
- they do not violate any law or regulation
- they could stand the scrutiny of public disclosure

Refer to section 4.3 "Business and Accounting Practices" for further details related to incentives and foreign public officials. Refer to section 5.5 "Receiving Gifts and Entertainment" for details related to the receipt of business incentives.

4.7 Copyright Compliance

Copyright laws protect the creators of software, books, articles, paintings, photographs, videos, music, and other such items from copying for commercial or some other purposes. WestJet complies with copyright laws and requires all WestJetters to do so as well.

You are responsible for complying with copyright laws related to software installed on a desktop computer assigned to you. That means you must not make unauthorized copies of software or install software that has not been verified as being in compliance with copyright law.

You must not use WestJet resources to participate in music, video, or other file sharing services that violate copyrights. You must also take care to comply with copyrights on books, training materials, and other such items on paper. These items generally may not be copied in full without the permission of the copyright holder. If you wish to copy portions, ensure that you have the appropriate permission.

4.8 WestJet's Trademarks

WestJet's trademarks are also WestJet assets. WestJet's trademarks include the term "WestJet", WestJet logos, and tag lines. You must not use WestJet's trademarks outside of your employment with WestJet unless such use is approved by the Director of Communications and Public Relations.

5.0 Conflict of Interest

5.1 What is a Conflict of Interest?

Members of the Board of Directors, Officers and employees of WestJet have an obligation to the Company to further its goals and to work on behalf of its best interests. Any actions or decisions that could result in improving your own personal interest or monetary gain while at the same time hurting WestJet's interest or otherwise adversely affecting WestJet, is a conflict of interest. Similarly, any activity conducted while on duty which does not result in a benefit to WestJet may also be a conflict of interest. Refer to the "Disclosure, Confidentiality and Trading Policy" and the "Purchasing Policy and Procedures" for further details regarding conflict of interest.

The following sections describe a number of different kinds of situations where the potential for a conflict of interest may arise.

5.2 Outside Employment and Consulting Work

WestJet does not always prohibit outside employment or consulting work, but you cannot participate in outside work that results in divided loyalties. This applies to

WestJetters that are employees, contractors and consultants. To determine if divided loyalties are a possibility, consider the following questions:

- Could the outside work provide an incentive to make decisions or to take actions while performing your WestJet job that would be unfair or detrimental to WestJet?
- Could the appearance of improper influence be possible if you took the outside employment?

The following are examples of employment outside of WestJet that is prohibited:

- working as a consultant to one department of WestJet while being employed by another;
- working for any supplier to WestJet that could result in divided loyalties;
- performing activities that support or promote a competitor. For example, a WestJetter could not work for an advertising agency writing promotional materials for another airline;
- working as a travel agent, either independently or for an agency;
- working at any job that interferes with your personal performance or time requirements of your WestJet position.

Another form of potentially prohibited employment outside of WestJet is employment with a competitor (such as another airline), either as an employee or as a consultant. Such employment or potential employment must be disclosed to the Performance Management team in the People Department who will assess, based in part on consideration of the questions above, whether such employment is prohibited.

5.3 Volunteer Activities

WestJet strongly supports its employees' volunteer work with charitable, professional, and community organizations. However, all volunteer work must be performed outside the employee's working hours at WestJet and must not present a conflict of interest. The following are some examples of prohibited situations relating to volunteer work:

- an employee may not participate in WestJet decisions about charities for which he/she volunteers personal time,
- an employee may not advocate that charity's interest within WestJet without disclosing his/her relationship to it,
- an employee cannot allow any organization for which he/she volunteers to use WestJet's name or any WestJet trademarks without the prior approval from the Director of Communications and Public Relations.
- Unless an employee has received explicit permission from management, he/she may not solicit employees or guests on WestJet premises, or at airports.

5.4 Personal Benefit from WestJet Business

There is always the potential for a conflict of interest when personal benefit from a business situation is involved. In most cases, you should receive no additional benefit

from a business transaction beyond your WestJet compensation. The following are some examples of situations where personal benefit conflicts might occur:

- receiving commissions from suppliers for purchasing their products for WestJet use (refer to the Receiving Gifts and Entertainment section for further details);
- taking advantage of inside information for personal gain (i.e. renting space in a building in which WestJet intended to rent space and then trying to sublease it to WestJet at a profit);
- participating in purchasing decisions without disclosing that a relative or close friend is associated with a supplier.

5.5 Receiving Gifts and Entertainment

Decisions made on behalf of WestJet must be free from personal influence. Accepting gifts and entertainment from suppliers, customers, business partners, or others can create a sense of obligation, or give the impression that an obligation has been created. For that reason, you must exercise great caution when you are offered any kind of a gift, promotional item, invitation to dinner or sporting event, or the like. Caution must also be applied if gifts are offered to spouses or partners of WestJet employees.

As a general rule, you should never accept monetary gifts or loans of any amount. Refer to WestJet's "Purchasing Policies and Procedures" for further details.

You may, however, accept promotional items and gifts, which do not go beyond the common courtesies usually associated with accepted business practices. You may also accept reasonable business meals and attendance at entertainment events as long as a representative of the supplier/customer/business partner is in attendance with you.

You may receive an offer to cover travel expenses for a trip. Prior to acceptance, you must receive approval from your Manager or Director. Refer to the "Purchasing Policy and Procedures" for further details.

There may be times when the acceptance of a gift of larger value is mandated by local custom. In such situations, you should accept the gift on behalf of WestJet and then turn it over to your Manager or Director who will then determine its appropriate disposition. WestJet may display the item, use it, or donate it to charity as dictated by the situation.

Business conditions may require that certain departments of WestJet impose more restrictive limitations on the acceptance of gifts and entertainment. The standards of conduct in this section cannot, however, be superseded by less restrictive departmental standards.

If you are unsure about a situation concerning the offer of a gift as discussed in this section, please contact your Manager or Director to determine the proper course of action.

5.6 Investment in Other Businesses

You should avoid creating divided loyalties or the appearance of divided loyalties in your personal investment decisions. This issue is most likely to occur if you invest a significant amount of money in either a WestJet supplier or competitor and you are in a position to influence WestJet decisions that could effect your investments.

The following are examples of a conflict in interest involving the investment in other businesses:

- you have the authority to purchase items from a company in which you are heavily invested;
- you have influence over the choice of new routes and recommend against entering a market that is already very profitable to a competitor in whose stock you are heavily invested.

If you are not in a position to influence WestJet decisions, or if the amount of your investment in a supplier or competitor is small in comparison to your total savings and investments, then a conflict of interest is very unlikely.

5.7 Outside Directorships

The following restrictions apply to WestJet employees, officers, or members of the Board of Directors in relation to membership on the Board of Directors of another organization:

- Outside directorships must be disclosed to the People Department, and upon review by the People Department, may require approval of the CEO.
- You may not serve on the Board of Directors of a competitor.
- You may not serve on the Board of Directors of an organization that promotes the interests of a competitor without the approval of the WestJet Board of Directors.
- If, as a member of the Board of Directors of another organization, you encounter a situation where your role as a director may be in conflict with WestJet's interests, you must withdraw from that situation or resign the directorship.

5.8 The Need for Disclosure of Potential Conflicts of Interest

You do not need to report every outside activity or investment but are encouraged to carefully examine such activities for the possibility of a conflict of interest, or even the appearance of a conflict of interest. If there is any possibility that an outside activity or investment might be a conflict of interest as has been defined above, then you must promptly report it in writing to your Manager or Director.

If WestJet determines that there is no conflict of interest, then you will be so notified and advised. However, you still have an obligation to report any significant changes in the situation. If WestJet determines that there is a conflict of interest, you will receive written instructions detailing the specific steps you must take to resolve the conflict of interest. Again, you still have an obligation to report significant changes in the situation.

6.0 WestJet's Competitors

6.1 Contacts with Competitors

WestJet must never make agreements with competitors that set prices, divide up markets, or otherwise restrict free trade. Agreements of this kind are likely to be illegal and are not in the best interests of WestJet.

If you must have contact with persons working for a competitor, you must be careful to avoid disclosing any sensitive information or discussing fares and future plans. It is best to involve the Legal Department if there is a business need to have any contact with someone working for a competitor.

6.2 Obtaining Competitive Information

You may obtain and use information about a competitor that is in the public domain or that can be obtained by legal means. Authorized WestJetters may also hire someone to gather competitive information by legal means. However, the following are not permitted by any WestJetter:

- Corporate espionage actions such as using listening devices, gaining access to buildings by subterfuge, buying information from competitors' employees, hacking employee computer systems, and the like. WestJet employees may not perform such acts of corporate espionage, nor may they hire others to perform such acts.
- Contracting a consultant, lawyer, auditor, or other contracted worker who has worked at a competitor with the intention of gathering sensitive information that was shared with that person during the course of his/her work with the competitor.
- Misrepresenting oneself to gain access to competitor information (i.e. pretending to be a reporter or a repairman).
- Requesting information otherwise unavailable from business partners, suppliers, and others who may have access to sensitive information about competitors.

7.0 Guests and Suppliers

7.1 How We Treat our Guests

WestJet wants to stand out from other airlines by treating our guests in a way that will wow, surprise, and amaze them. We do that by:

- making eye contact
- smiling
- thanking our guests for choosing WestJet
- taking ownership of our guests' needs and problems with empathy
- treating all our people like our guests
- wearing our name tags
- making great announcements
- treating our guests' possessions with care
- being up-to-date on all Company information
- calling our guests by name
- making the WestJet experience fun and friendly
- boarding our guests with a sense of urgency
- apologizing when we make a mistake

WestJet takes safety very seriously; it is the single most important thing we think about and strive for every minute of our time spent on duty. Every WestJetter must always remember that when safety is weighed against some other factor like speed, convenience, or cost, safety ALWAYS wins.

7.2 Selection of Suppliers

It is in WestJet's best interests to select suppliers based on the merits of their offerings. This can mean more than just the lowest price; suppliers are selected based on several criteria including technological capabilities and compatibilities, quality of product, responsiveness, delivery capability, financial stability, etc. You should never select suppliers because of personal favours or advantages that they may offer you and should avoid the appearance of such favouritism.

All suppliers are to be treated equally and provided with the same information so that you can compare their offerings fairly. Remember, treating competing suppliers differently could be an "illegal trade practice" under the Competition Act. You should answer their questions as best you can, and if in answering a question for one supplier you provide new information, you should distribute that information to the other suppliers to ensure that they can all give WestJet the best possible bid. Refer to the "Purchasing Policy and Procedures" for further details.

7.3 Formal Bidding

Whenever suppliers are invited to participate in a formal bid, WestJetters in the Purchasing Department follow the procedures provided to them. All answers to questions from suppliers are distributed to all other participants in the bidding process, or

all answers are provided in a bidders' conference. Deadlines are honoured and the conditions for extensions are specified at the beginning of the process.

Refer to the "Purchasing Policy and Procedures" for further details.

7.4 Information from Suppliers

As stated in section 3.6 "How to Handle Sensitive or Confidential Information from Others", employees should not accept information from a supplier that is sensitive without a non-disclosure agreement. Send suppliers to the Legal Department to execute such an agreement. Supplier prices are not considered sensitive information and do not require a non-disclosure agreement unless the supplier insists upon it.

Pricing information may be shared freely within WestJet. It is, however, sound ethical practice to not share the pricing information of one supplier with another supplier. Doing so has business repercussions because it may discourage suppliers from bidding, or may result in the offering of higher prices than they may have offered if they trusted that their prices would not be disclosed to competitors.

Refer to the "Purchasing Policy and Procedures" for further details.

7.5. Providing References for Suppliers

WestJet requires that our suppliers not use WestJet's name, logo or trademarks in their advertising, promotions or press releases without the approval of the Director of Communications and Public Relations.

WestJet is happy to provide one-on-one references to other prospective customers of a supplier; references are always truthful and factual regarding the product or service provided. WestJet does not provide pricing information to anyone seeking a reference about a supplier.

Updated By: md, sc, jv
Filename: WestJet Code of Conduct Pol.doc